    As filed with the Securities and Exchange Commission on December 7, 2007
                                                 REGISTRATION STATEMENT NO. 333-
                                                                       811-09413

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO.

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 24                                                             [X]

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

                   ONE CITYPLACE, HARTFORD, CONNECTICUT 06103
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                  (Name and Address of Agent Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  PIONEER ANNUISTAR FLEX(SM) VARIABLE ANNUITY

                     PORTFOLIO ARCHITECT 3 VARIABLE ANNUITY
                     PORTFOLIO ARCHITECT L VARIABLE ANNUITY

                        VINTAGE II(SM) VARIABLE ANNUITY
                  VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY
                         VINTAGE 3(SM) VARIABLE ANNUITY
                         VINTAGE L(SM) VARIABLE ANNUITY

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    Issued by

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

    SUPPLEMENT DATED DECEMBER 7, 2007, TO THE PROSPECTUS DATED APRIL 30, 2007

This supplement updates information in, and should be read in conjunction with, the prospectus dated April 30, 2007, describing your flexible premium deferred variable annuity contract (the "Contract") that was originally issued by MetLife Life and Annuity Company of Connecticut (formerly known as The Travelers Life and Annuity Company) and funded by MetLife of CT Separate Account Ten for Variable Annuities (the "Variable Account"). You can obtain a copy of the April 30, 2007 prospectus by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415.

                                     MERGER

On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC") merged with and into MetLife Insurance Company of Connecticut (the "Company"). Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Variable Account and its assets. As a result of the merger, the Company also became responsible for all of MLAC's liabilities and obligations, including those created under the Contract. The Contract has thereby become a variable contract funded by a separate account of the Company, and each Contract Owner has thereby become a contract owner of the Company. Thus, all references throughout the April 30, 2007 prospectus to "MetLife Life and Annuity Company of Connecticut" should be removed, and all references to the "Company" refer exclusively to MetLife Insurance Company of Connecticut.

The merger will not affect the provisions of, and the rights and obligations under, the Contract. The Company does not expect the merger to dilute or otherwise adversely affect the economic interests of Contract Owners, or to have any tax consequences on Contract Owners.

                              FINANCIAL INFORMATION

Financial statements reflecting the historical financial information of the Variable Account and the Company may be found in the Statement of Additional Information, a copy of which may be obtained by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, or by calling 1-800-842-9325.

                                      *****

The following information replaces the first three sentences of the first paragraph on page 1 of the prospectus.

     This prospectus describes a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut.

The following information replaces the heading "The Insurance Companies" and the disclosure under that heading, which appear in the section titled "Other Information."

     THE INSURANCE COMPANY

     MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

     Before December 7, 2007, the Contract was issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. The Contract was funded through MetLife of CT Separate Account Ten for Variable Annuities, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLAC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including MetLife of CT Separate Account Ten for Variable Annuities and its assets. Pursuant to the merger, therefore, MetLife of CT Separate Account Ten for Variable Annuities became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the Contract as initially issued by MLAC and outstanding on the date of the merger. Each such Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a contract owner of the Company.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                MetLife of CT Fund BD III for Variable Annuities
           MetLife of CT Separate Account Nine For Variable Annuities
     MetLife Insurance Company of CT Variable Annuity Separate Account 2002

                METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                MetLife of CT Fund BD IV for Variable Annuities
           MetLife of CT Separate Account Ten For Variable Annuities
 MetLife Life and Annuity Company of CT Variable Annuity Separate Account 2002

                              VINTAGE II(SM) ANNUITY
                    VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY
                               VINTAGE 3(SM) ANNUITY
                          VINTAGE L(SM) VARIABLE ANNUITY
                            VINTAGE ACCESS(SM) ANNUITY
                         VINTAGE XTRA(SM) VARIABLE ANNUITY
                   VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY

                       SUPPLEMENT DATED NOVEMBER 12, 2007
                                     TO THE
               PROSPECTUSES DATED APRIL 30, 2007, AS SUPPLEMENTED

This supplements the information contained in the Prospectus for the variable annuity contracts listed above. This supplement should be read in its entirety and kept together with the Prospectus for future reference.

1. VARIABLE FUNDING OPTION NAME CHANGES

Effective on or about November 12, 2007, the Legg Mason Partners Variable Multiple Discipline Portfolio - All Cap Growth and Value of Legg Mason Partners Variable Equity Trust changed its name to Legg Mason Partners Variable Capital Portfolio, and the Legg Mason Partners Variable Multiple Discipline Portfolio - Global All Cap Growth and Value of Legg Mason Partners Variable Equity Trust changed its name to Legg Mason Partners Variable Global Equity Portfolio.

Certain documents or information you may receive about your Contract may continue to reflect the old Variable Funding Option names until such time as updates are made.

2. VARIABLE FUNDING OPTION INVESTMENT OBJECTIVE CHANGE

Effective on or about November 12, 2007, the Legg Mason Partners Variable Capital Portfolio (formerly named Legg Mason Partners Variable Multiple Discipline Portfolio - All Cap Growth and Value) of Legg Mason Partners Variable Equity Trust changed its investment objective to the following: "Seeks capital appreciation through investment in securities which the portfolio managers believe have above-average capital appreciation potential."

3. UNDERLYING FUND MERGER AND CLOSING

Effective on or about November 12, 2007, the Legg Mason Partners Variable Multiple Discipline Portfolio - Large Cap Growth and Value of Legg Mason Partners Variable Equity Trust (Existing Fund) will be merged with and into the Legg Mason Partners

Variable Appreciation Portfolio (Class II) of Legg Mason Partners Variable Equity Trust (Acquiring Fund).

The assets in the Existing Fund will be transferred into the Acquiring Fund. The aggregate value of your investment will not change as a result of the merger. Immediately after the merger, the Acquiring Fund no longer will be available for allocations of new purchase payments or transfers of contract value (excluding dollar cost averaging and automatic rebalancing allocations in existence at the time of closing). Please note that Legg Mason Partners Variable Appreciation Portfolio (Class I) remains available for new allocations of purchase payments and transfers of account value.

The following table presents the Acquiring Fund's management fee, distribution and/or service fees (12b-1), and other expenses. The Acquiring Fund provided this information and we have not independently verified it.

                                              DISTRIBUTION                  TOTAL      CONTRACTUAL FEE    NET TOTAL
                                                 AND/OR                     ANNUAL          WAIVER         ANNUAL
                               MANAGEMENT        SERVICE        OTHER     OPERATING     AND/OR EXPENSE    OPERATING
     UNDERLYING FUND:             FEE         (12B-1) FEES    EXPENSES*    EXPENSES     REIMBURSEMENT      EXPENSES
---------------------------- ---------------  --------------  ----------  -----------  ---------------  --------------

Legg Mason Partners
Variable Appreciation
Portfolio (Class II)             0.69%            0.25%         0.04%       0.98%           0.00%          0.98%

*Other expenses are estimated since there are currently no Class II shares outstanding.


MORE INFORMATION ABOUT THE VARIABLE FUNDING OPTIONS IS CONTAINED IN THE PROSPECTUSES, AS SUPPLEMENTED, FOR THE UNDERLYING FUNDS. CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS CAN BE OBTAINED BY CALLING 1-800-842-9325.

                                        SUPPLEMENT DATED OCTOBER 19, 2007 TO THE
                                                       VARIABLE ANNUITY CONTRACT
                                                       PROSPECTUSES LISTED BELOW


The following information supplements, and to the extent inconsistent therewith, replaces the information contained in the variable annuity contract prospectuses listed below. Please retain this supplement and keep it with the prospectus for future reference.

QUALIFIED CONTRACTS UNDER SECTION 403(b) OF THE INTERNAL REVENUE CODE

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

                                       ***

Supplement to the following variable annuity contract prospectuses dated April 30, 2007 (as supplemented):


Index Annuity
Marquis Portfolios
MetLife Access Annuity
MetLife Access Select Annuity
Portfolio Architect Annuity
Portfolio Architect L Variable Annuity
Portfolio Architect Select Annuity
Portfolio Architect XTRA Annuity
Premier Advisers (Class I) Annuity
Premier Advisers (Class II) Annuity
Premier Advisers AssetManager Annuity
Premier Advisers II Annuity
Premier Advisers III (Series I) Annuity
Premier Advisers L (Series I) Annuity
Premier Advisers L (Series II) Annuity
PrimElite Annuity
Scudder Advocate Advisor - ST1 Variable Annuity
Scudder Advocate Advisor Annuity
Scudder Advocate Rewards Annuity
Vintage 3 Variable Annuity
Vintage Access Annuity
Vintage Annuity
Vintage II (Series II) Variable Annuity
Vintage II Variable Annuity
Vintage L Variable Annuity
Vintage XTRA (Series II) Annuity
Vintage XTRA Annuity


                                                                    October 2007

               SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD II FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT EIGHT FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
         METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                         SUPPLEMENT DATED JUNE 29, 2007

This supplement updates the prospectuses for the variable annuity contracts listed below, and contains information that should be read and maintained for future reference.

                                     MERGER

Subject to regulatory approvals and tax rulings, the company that issued your variable annuity contract, MetLife Life and Annuity Company of Connecticut ("MLAC"), will merge with and into MetLife Insurance Company of Connecticut ("MetLife of CT") on or about December 7, 2007. (MetLife of CT is described in the prospectus for your variable annuity contract.) Upon consummation of the merger, MLAC's separate corporate existence will cease by operation of law, and MetLife of CT will assume legal ownership of all of the assets of MLAC, including those relating to the registered separate accounts (collectively, the "Separate Accounts") that currently fund the variable annuity contracts (collectively, "VA Contracts") issued by MLAC, and the assets of those Separate Accounts. As a result of the merger, MetLife of CT also will become responsible for all of MLAC's liabilities and obligations, including those created under the VA Contracts. The VA Contracts will thereby become variable contracts funded by separate accounts of MetLife of CT, and each VA Contract owner will thereby become a contract owner of MetLife of CT. The merger will not affect the provisions of, and the rights and obligations under, the VA Contracts. MetLife of CT does not expect the merger to dilute or otherwise adversely affect the economic interests of VA Contract owners, or to have any tax consequences on VA Contract owners.

                                    * * * * *

This supplement relates to the following VA Contract prospectuses dated April 30, 2007:

     - Premier Advisers II Annuity, Premier Advisers III Annuity, Premier Advisers III--Series II Annuity

     - Portfolio Architect Annuity, Portfolio Architect Select Annuity, Premier Advisers Annuity, Premier Advisers--Class II Annuity

     -    MetLife Access Annuity, MetLife Access Select Annuity

     -    Vintage Annuity

     -    Protected Equity Portfolio

     -    Index Annuity

     - Portfolio Architect XTRA Variable Annuity, Vintage XTRA, Vintage XTRA (Series II)

     - MetLife Retirement Account Annuity (with a market-value adjustment feature)

     - Premier Advisers--AssetManager Annuity, Premier Advisers L Annuity, Premier Advisers L--Series II Annuity

     -    Vintage II Variable Annuity, Vintage II (Series II) Variable Annuity

     - Vintage 3 Variable Annuity, Portfolio Architect 3 Variable Annuity, Portfolio Architect L Variable Annuity, Vintage L Variable Annuity, Pioneer Annuistar Flex Variable Annuity

     - Pioneer Annuistar Plus Annuity, Portfolio Architect Plus Annuity, Scudder Advocate Rewards Annuity

     - Pioneer Annuistar Variable Annuity, Portfolio Architect II Annuity, Pioneer Annuistar Value Annuity

     -    PrimElite Annuity

     -    PrimElite II Annuity

     -    Marquis Portfolios

     - Vintage Access Annuity, Portfolio Architect Access Annuity, Scudder Advocate Advisor Annuity, Scudder Advocate Advisor--ST1 Variable Annuity

You can obtain a copy of the prospectus for your variable annuity contract by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, Hartford, Connecticut, 06103-3415.

                   VINTAGE II(SM) VARIABLE ANNUITY PROSPECTUS:
           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

This prospectus describes VINTAGE II VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 30, 2007 are:




AMERICAN FUNDS INSURANCE SERIES -- CLASS 2      MET INVESTORS SERIES TRUST
  American Funds Global Growth Fund               BlackRock Large-Cap Core Portfolio -- Class
  American Funds Growth Fund                         E
  American Funds Growth -- Income Fund            Dreman Small-Cap Value Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE PRODUCTS           Harris Oakmark International
  VIP Contrafund(R) Portfolio -- Service             Portfolio -- Class A
     Class                                        Janus Forty Portfolio -- Class A
  VIP Mid Cap Portfolio -- Service Class 2        Lazard Mid-Cap Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS    Lord Abbett Growth and Income
  TRUST -- CLASS 2                                   Portfolio -- Class B
  Franklin Income Securities Fund                 Lord Abbett Mid-Cap Value
  Templeton Developing Markets Securities            Portfolio -- Class B
     Fund                                         Met/AIM Capital Appreciation
  Templeton Foreign Securities Fund                  Portfolio -- Class A
JANUS ASPEN SERIES -- SERVICE SHARES              Met/AIM Small Cap Growth Portfolio -- Class
  Mid Cap Growth Portfolio                           A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST         MFS(R) Value Portfolio -- Class A
  Legg Mason Partners Variable Aggressive         Neuberger Berman Real Estate
     Growth Portfolio -- Class I                     Portfolio -- Class A
  Legg Mason Partners Variable Appreciation       PIMCO Inflation Protected Bond
     Portfolio -- Class I                            Portfolio -- Class A
  Legg Mason Partners Variable Capital and        Pioneer Fund Portfolio -- Class A
     Income Portfolio -- Class II                 Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Equity Index          A
     Portfolio -- Class II                        Third Avenue Small Cap Value
  Legg Mason Partners Variable Fundamental           Portfolio -- Class B
     Value Portfolio -- Class I                 METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Investors          BlackRock Aggressive Growth
     Portfolio -- Class I                            Portfolio -- Class D
  Legg Mason Partners Variable Large Cap          BlackRock Bond Income Portfolio -- Class E
     Growth Portfolio -- Class I                  Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core          Portfolio -- Class A
     Portfolio -- Class I                         FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Multiple           FI Value Leaders Portfolio -- Class D
     Discipline Portfolio -- All Cap Growth       MFS(R) Total Return Portfolio -- Class F
     and Value                                    Oppenheimer Global Equity
  Legg Mason Partners Variable Multiple              Portfolio -- Class B
     Discipline Portfolio -- Global All Cap     PIMCO VARIABLE INSURANCE
     Growth and Value                             TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Multiple           Total Return Portfolio
     Discipline Portfolio -- Large Cap Growth
     and Value                                  METROPOLITAN SERIES FUND, INC. -- ASSET
LEGG MASON PARTNERS VARIABLE INCOME TRUST         ALLOCATION PORTFOLIOS -- CLASS B
  Legg Mason Partners Variable Adjustable         MetLife Conservative Allocation Portfolio
     Rate Income Portfolio                        MetLife Conservative to Moderate Allocation
  Legg Mason Partners Variable High Income           Portfolio
     Portfolio                                    MetLife Moderate Allocation Portfolio
  Legg Mason Partners Variable Money Market       MetLife Moderate to Aggressive Allocation
     Portfolio                                       Portfolio
                                                  MetLife Aggressive Allocation Portfolio




-------

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract is no longer offered to new purchasers.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, call 1-800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................      3
Summary.................................      4
Fee Table...............................      7
Condensed Financial Information.........     12
The Annuity Contract....................     12
  Contract Owner Inquiries..............     13
  Purchase Payments.....................     13
  Accumulation Units....................     14
  The Variable Funding Options..........     14
Fixed Account...........................     19
Charges and Deductions..................     19
  General...............................     19
  Withdrawal Charge.....................     20
  Free Withdrawal Allowance.............     20
  Transfer Charge.......................     20
  Administrative Charges................     20
  Mortality and Expense Risk Charge.....     21
  Variable Liquidity Benefit Charge.....     21
  Enhanced Stepped-Up Provision Charge..     21
  Guaranteed Minimum Withdrawal Benefit
     Charge.............................     21
  Variable Funding Option Expenses......     22
  Premium Tax...........................     22
  Changes in Taxes Based upon Premium or
     Value..............................     22
Transfers...............................     22
  Market Timing/Excessive Trading.......     22
  Dollar Cost Averaging.................     24
Access to Your Money....................     25
  Systematic Withdrawals................     25
Ownership Provisions....................     26
  Types of Ownership....................     26
     Contract Owner.....................     26
     Beneficiary........................     26
     Annuitant..........................     26
Death Benefit...........................     27
  Death Proceeds before the Maturity
     Date...............................     27
  Enhanced Stepped-Up Provision.........     30
  Payment of Proceeds...................     30
  Spousal Contract Continuance..........     32
  Beneficiary Contract Continuance......     32
  Planned Death Benefit.................     33
  Death Proceeds after the Maturity
     Date...............................     33
Living Benefits.........................     34
  Guaranteed Minimum Withdrawal
     Benefit............................     34
The Annuity Period......................     40
  Maturity Date.........................     40
  Allocation of Annuity.................     40
  Variable Annuity......................     40
  Fixed Annuity.........................     41
Payment Options.........................     41
  Election of Options...................     41
  Annuity Options.......................     41
  Variable Liquidity Benefit............     41
Miscellaneous Contract Provisions.......     42
  Right to Return.......................     42
  Termination...........................     42
  Required Reports......................     42
  Suspension of Payments................     42
The Separate Accounts...................     43
  Performance Information...............     43
Federal Tax Considerations..............     44
  General Taxation of Annuities.........     44
  Types of Contracts: Qualified and Non-
     qualified..........................     45
  Qualified Annuity Contracts...........     45
     Taxation of Qualified Annuity
       Contracts........................     45
     Mandatory Distributions for
       Qualified Plans..................     45
     Individual Retirement Annuities....     46
     Roth IRAs..........................     47
     TSAs (ERISA and non-ERISA).........     47
  Non-qualified Annuity Contracts.......     49
     Diversification Requirements for
       Variable Annuities...............     50
     Ownership of the Investments.......     50
     Taxation of Death Benefit
       Proceeds.........................     50
  Other Tax Considerations..............     50
     Treatment of Charges for Optional
       Benefits.........................     50
     Puerto Rico Tax Considerations.....     51
     Non-Resident Aliens................     51
     Tax Credits and Deductions.........     51
  Other Information.....................     52
     The Insurance Companies............     52
     Financial Statements...............     52
     Distribution of Variable Annuity
       Contracts........................     52
  Conformity with State and Federal
     Laws...............................     54
  Voting Rights.........................     54
  Restrictions on Final Transactions....     54
  Legal Proceedings.....................     54
Appendix A: Condensed Financial
  Information for MetLife of CT Separate
  Account Nine..........................    A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Separate
  Account Ten...........................    B-1
Appendix C: Additional Information
  Regarding Underlying Funds............    C-1
Appendix D: The Fixed Account...........    D-1
Appendix E: Contents of the Statement of
  Additional Information................    E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable)loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is, the Contract Owner, and a natural person, a trust established for the benefit of a natural person, or a charitable remainder trust.

                                    SUMMARY:

                           VINTAGE II VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine "); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"). When we refer to the Separate Account, we are referring to either Separate Account Nine or Separate Account Ten, depending upon your issuing Company.

Contracts issued in your state may provide different features and benefits from and impose different costs (such as a waiver of the withdrawal charge on all Annuity Payments) than those described in this prospectus.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer offered to new purchasers, however you may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.15% for the Standard Death Benefit, 1.25% for the Step-Up Death Benefit, and 1.40% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual Contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after seven full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or (3) the election of spousal contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain Contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to them in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.



CONTRACT OWNER TRANSACTION EXPENSES
WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)
TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)
VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)


(As a percentage of the present value of the remaining Annuity Payments that are surrendered. The
interest rate used to calculate this present value is 1% higher than the Assumed
                                   (Daily) Net
Investment Factor used to calculate The Annuity Payments.)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.



CONTRACT ADMINISTRATIVE CHARGES
ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.15% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:


                                                          STANDARD DEATH    STEP-UP DEATH    ROLL-UP DEATH
                                                              BENEFIT          BENEFIT          BENEFIT
                                                          --------------    -------------    -------------


Mortality and Expense Risk Charge.....................       1.15%(5)          1.25%(5)         1.40%(5)
Administrative Expense Charge.........................       0.15%             0.15%            0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED...................................       1.30%             1.40%            1.55%
Optional E.S.P. Charge................................       0.20%             0.20%            0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED............................................       1.50%             1.60%            1.75%
Optional GMWB I Charge (maximum upon reset)...........       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB II Charge (maximum upon reset)..........       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB III Charge..............................       0.25%             0.25%            0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED............................................       2.30%             2.40%            2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II
  ONLY SELECTED.......................................       2.30%             2.40%            2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED.......................................       1.55%             1.65%            1.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED.....................................       2.50%             2.60%            2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED....................................       2.50%             2.60%            2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED...................................       1.75%             1.85%            2.00%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio and amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                        MINIMUM   MAXIMUM
                                                                        -------   -------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service fees (12b-1) fees, and
  other expenses).....................................................    .48%      1.72%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of daily net assets)


                                                     DISTRIBUTION              TOTAL    CONTRACTUAL FEE
                                                        AND/OR                 ANNUAL        WAIVER       NET TOTAL ANNUAL
                                         MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                             FEE     (12B-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT        EXPENSES*
----------------                         ----------  ------------  --------  ---------  ---------------  ------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth
     Fund -- Class 2...................     0.55%        0.25%       0.03%     0.83%           --         0.83%
  American Funds Growth Fund -- Class
     2.................................     0.32%        0.25%       0.02%     0.59%           --         0.59%
  American Funds Growth-Income
     Fund -- Class 2...................     0.27%        0.25%       0.01%     0.53%           --         0.53%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
  VIP Contrafund(R)
     Portfolio -- Service Class........     0.57%        0.10%       0.09%     0.76%           --         0.76%
  VIP Mid Cap Portfolio -- Service
     Class 2...........................     0.57%        0.25%       0.11%     0.93%           --         0.93%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
  Franklin Income Securities
     Fund -- Class 2...................     0.46%        0.25%       0.01%     0.72%           --         0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund -- Class 2+.......     0.48%        0.25%       0.30%     1.03%         0.01%        1.02%(1)
  Templeton Developing Markets
     Securities Fund -- Class 2........     1.23%        0.25%       0.24%     1.72%           --         1.72%
  Templeton Foreign Securities
     Fund -- Class 2...................     0.63%        0.25%       0.18%     1.06%         0.03%        1.03%(1)
JANUS ASPEN SERIES
  Mid Cap Growth Portfolio -- Service
     Shares............................     0.64%        0.25%       0.06%     0.95%           --         0.95%
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++............     0.75%          --        0.02%     0.77%           --         0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio -- Class
     I.................................     0.70%          --        0.02%     0.72%           --         0.72%(2)
  Legg Mason Partners Variable Capital
     and Income Portfolio -- Class II..     0.75%        0.25%       0.06%     1.06%         0.11%        0.95%(3)
  Legg Mason Partners Variable Dividend
     Strategy Portfolio+++.............     0.65%          --        0.24%     0.89%           --         0.89%
  Legg Mason Partners Variable Equity
     Index Portfolio -- Class II.......     0.31%        0.25%       0.03%     0.59%           --         0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I..............     0.75%          --        0.02%     0.77%           --         0.77%
  Legg Mason Partners Variable
     International All Cap Opportunity
     Portfolio+++......................     0.85%          --        0.09%     0.94%           --         0.94%
  Legg Mason Partners Variable
     Investors Portfolio -- Class I....     0.65%          --        0.07%     0.72%           --         0.72%
  Legg Mason Partners Variable Large
     Cap Growth Portfolio -- Class
     I++...............................     0.75%          --        0.04%     0.79%           --         0.79%
  Legg Mason Partners Variable Mid Cap
     Core Portfolio -- Class I++.......     0.75%          --        0.07%     0.82%           --         0.82%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- All Cap
     Growth and Value..................     0.75%        0.25%       0.05%     1.05%           --         1.05%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Global All
     Cap Growth and Value..............     0.75%        0.25%       0.09%     1.09%           --         1.09%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Large Cap
     Growth and Value..................     0.75%        0.25%       0.21%     1.21%           --         1.21%
  Legg Mason Partners Variable Small
     Cap Growth Portfolio -- Class I+..     0.75%          --        0.21%     0.96%           --         0.96%
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.......................     0.55%        0.25%       0.22%     1.02%           --         1.02%
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+........................     0.65%          --        0.08%     0.73%           --         0.73%
  Legg Mason Partners Variable High
     Income Portfolio++................     0.60%          --        0.06%     0.66%           --         0.66%
  Legg Mason Partners Variable Money
     Market Portfolio++................     0.45%          --        0.03%     0.48%           --         0.48%

                                                     DISTRIBUTION              TOTAL    CONTRACTUAL FEE
                                                        AND/OR                 ANNUAL        WAIVER       NET TOTAL ANNUAL
                                         MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                             FEE     (12B-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT        EXPENSES*
----------------                         ----------  ------------  --------  ---------  ---------------  ------------------

MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core
     Portfolio -- Class E..............     0.63%        0.15%       0.22%     1.00%           --         1.00%(4)(5)(6)(8)
  Dreman Small-Cap Value
     Portfolio -- Class A..............     0.82%          --        0.37%     1.19%         0.09%        1.10%(4)(7)(8)
  Harris Oakmark International
     Portfolio -- Class A..............     0.78%          --        0.13%     0.91%           --         0.91%(4)
  Janus Forty Portfolio -- Class A.....     0.65%          --        0.06%     0.71%           --         0.71%(4)(8)
  Lazard Mid-Cap Portfolio -- Class B..     0.70%        0.25%       0.06%     1.01%           --         1.01%(4)
  Lord Abbett Growth and Income
     Portfolio -- Class B..............     0.50%        0.25%       0.03%     0.78%           --         0.78%(4)
  Lord Abbett Mid-Cap Value
     Portfolio -- Class B..............     0.68%        0.25%       0.07%     1.00%           --         1.00%(4)
  Met/AIM Capital Appreciation
     Portfolio -- Class A++............     0.77%          --        0.09%     0.86%           --         0.86%(4)(5)(8)(9)
  Met/AIM Small Cap Growth
     Portfolio -- Class A..............     0.87%          --        0.06%     0.93%           --         0.93%(4)(5)
  MFS(R) Research International
     Portfolio -- Class B+.............     0.72%        0.25%       0.14%     1.11%           --         1.11%(4)
  MFS(R) Value Portfolio -- Class A....     0.73%          --        0.23%     0.96%           --         0.96%(4)(5)(8)
  Neuberger Berman Real Estate
     Portfolio -- Class A..............     0.64%          --        0.04%     0.68%           --         0.68%(4)
  PIMCO Inflation Protected Bond
     Portfolio -- Class A..............     0.50%          --        0.05%     0.55%           --         0.55%(4)
  Pioneer Fund Portfolio -- Class A....     0.75%          --        0.30%     1.05%         0.05%        1.00%(4)(7)(8)
  Pioneer Strategic Income
     Portfolio -- Class A++............     0.70%          --        0.12%     0.82%           --         0.82%(4)(5)(8)(9)
  Third Avenue Small Cap Value
     Portfolio -- Class B..............     0.74%        0.25%       0.04%     1.03%           --         1.03%(4)
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D..............     0.72%        0.10%       0.06%     0.88%           --         0.88%(10)
  BlackRock Bond Income
     Portfolio -- Class E..............     0.39%        0.15%       0.07%     0.61%         0.01%        0.60%(10)(11)
  Capital Guardian U.S. Equity
     Portfolio -- Class A..............     0.66%          --        0.06%     0.72%           --         0.72%(10)
  FI Large Cap Portfolio -- Class A....     0.78%          --        0.06%     0.84%           --         0.84%(10)
  FI Value Leaders Portfolio -- Class
     D.................................     0.64%        0.10%       0.07%     0.81%           --         0.81%(10)
  MFS(R) Total Return
     Portfolio -- Class F..............     0.53%        0.20%       0.05%     0.78%           --         0.78%(10)(12)
  Oppenheimer Global Equity
     Portfolio -- Class B..............     0.53%        0.25%       0.09%     0.87%           --         0.87%(10)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.............     0.60%        0.25%       0.08%     0.93%           --         0.93%(10)
PIMCO VARIABLE INSURANCE TRUST
  Total Return
     Portfolio -- Administrative
     Class.............................     0.25%          --        0.40%     0.65%           --         0.65%
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth
     Fund -- Class IB+.................     0.70%        0.25%       0.55%     1.50%           --         1.50%
VAN KAMPEN LIFE INVESTMENT TRUST
  Strategic Growth Portfolio -- Class
     I+................................     0.70%          --        0.08%     0.78%           --         0.78%




                                                                                                                      NET TOTAL
                                                                                                                        ANNUAL
                                                                                                                      OPERATING
                                          DISTRIBUTION              TOTAL    CONTRACTUAL FEE                           EXPENSES
                                             AND/OR                 ANNUAL        WAIVER                              INCLUDING
                              MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE    NET TOTAL ANNUAL   UNDERLYING FUND
UNDERLYING FUND:                  FEE     (12B-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   OPERATING EXPENSES*     EXPENSES*
----------------              ----------  ------------  --------  ---------  ---------------  -------------------  ---------------


METROPOLITAN SERIES FUND,
  INC. -- ASSET ALLOCATION
  PORTFOLIOS
  MetLife Conservative
     Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.09%     0.44%         0.09%              0.35%          0.96%(10)(13)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.02%     0.37%         0.02%              0.35%          1.00%(10)(13)
  MetLife Moderate
     Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.01%     0.36%         0.01%              0.35%          1.05%(10)(13)
  MetLife Moderate to
     Aggressive Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.01%     0.36%         0.01%              0.35%          1.10%(10)(13)
  MetLife Aggressive
     Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.07%     0.42%         0.07%              0.35%          1.10%(10)(13)


--------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus, or (4) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

+ Not available under all Contracts. Availability depends on Contract issue date.
++ Fees and expenses for this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.

NOTES
(1) Other Expenses include 0.01% for the Franklin Small-Mid Cap Growth Securities Fund and 0.03% for the Templeton Foreign Securities Fund of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(2) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(3) Management has contractually agreed to waive fees and/or reimburse expenses to limit Total Annual Operating Expenses to 0.95% until May 1, 2008.
(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(5) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of Class A shares of the Portfolio.
(7) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses, excluding 12b-1 fees to 1.10% for Dreman Small-Cap Value Portfolio and 1.00% for Pioneer Fund Portfolio.
(8) Other expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(9) Effective November 1, 2006, the Portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(10) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(13) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Contract and Policy Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract or Policy Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers, LLC. (See the fund prospectus for a description of each Portfolio's target allocation.)

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).


                             IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                    END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                      ----------------------------------------------  ----------------------------------------------
FUNDING OPTION          1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with
Maximum Total Annual
Operating Expenses..     $1053       $1872       $2702       $4589       $453        $1362       $2277       $4589
Underlying Fund with
Minimum Total Annual
Operating Expenses..       929        1509        2109        3474        329          999        1684        3474


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage II Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer offered to new purchasers. However, you may make additional payments of at least $500 at any time during the accumulation phase.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. We may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York

Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for any corporate purpose, including payment of expenses that the Company and/or its affiliates incur in promoting, marketing, and administering the Contracts and, in its role as an intermediary, the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table
 -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

The agreement described above between MetLife and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or subadvised by Legg Mason affiliates.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Contracts")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth     Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                    Company
  American Funds Growth            Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                    Company
  American Funds Growth-Income     Seeks both capital appreciation    Capital Research and Management
     Fund -- Class 2               and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  VIP Contrafund(R)                Seeks long-term capital            Fidelity Management & Research
     Portfolio -- Service Class    appreciation.                      Company
  VIP Mid Cap                      Seeks long-term growth of          Fidelity Management & Research
     Portfolio -- Service Class 2  capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Franklin Income Securities       Seeks to maximize income while     Franklin Advisers, Inc.
     Fund -- Class 2               maintaining prospects for capital
                                   appreciation.
  Franklin Small-Mid Cap Growth    Seeks long-term capital growth.    Franklin Advisers, Inc.
     Securities Fund -- Class 2+
  Templeton Developing Markets     Seeks long-term capital            Templeton Asset Management Ltd.
     Securities Fund -- Class 2    appreciation.
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund -- Class 2                                                  Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES
  Mid Cap Growth                   Seeks long-term growth of          Janus Capital Management LLC
     Portfolio -- Service Shares   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks long-term capital            Legg Mason Partners Fund Advisor,
     Aggressive Growth             appreciation.                      LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks a balance between long-term  Legg Mason Partners Fund Advisor,
     Capital and Income            growth of capital and principal    LLC
     Portfolio -- Class II         preservation.                      Subadviser: ClearBridge Advisors,
                                                                      LLC and Western Asset Management
                                                                      Company
  Legg Mason Partners Variable     Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
     Dividend Strategy Portfolio+  principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index                  before expenses, correspond to     LLC
     Portfolio -- Class II         the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks total return on assets from  Legg Mason Partners Fund Advisor,
     International All Cap         growth of capital and income.      LLC
     Opportunity Portfolio                                            Subadviser: Brandywine Global
                                                                      Investment Management, LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital. Current income is a       LLC
     I                             secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Mid Cap Core                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- All Cap Growth                                      Subadviser: ClearBridge Advisors,
     and Value                                                        LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- Global All Cap                                      Subadviser: ClearBridge Advisors,
     Growth and Value                                                 LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- Large Cap                                           Subadviser: ClearBridge Advisors,
     Growth and Value                                                 LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth              capital.                           LLC
     Portfolio -- Class I+                                            Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks to provide high current      Legg Mason Partners Fund Advisor,
     Adjustable Rate Income        income and to limit the degree of  LLC
     Portfolio                     fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     Diversified Strategic Income                                     LLC
     Portfolio -- Class I+                                            Subadviser: Western Asset
                                                                      Management Company
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     High Income Portfolio         Secondarily, seeks capital         LLC
                                   appreciation.                      Subadviser: Western Asset
                                                                      Management Company and Western
                                                                      Asset Management Company Limited
  Legg Mason Partners Variable     Seeks to maximize current income   Legg Mason Partners Fund Advisor,
     Money Market Portfolio        consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core         Seeks long-term capital growth.    Met Investors Advisory, LLC
     Portfolio -- Class E                                             Subadviser: BlackRock Advisors,
                                                                      LLC
  Dreman Small-Cap Value           Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A                                             Subadviser: Dreman Value
                                                                      Management L.L.C.
  Harris Oakmark International     Seeks long-term capital            Met Investors Advisory, LLC
     Portfolio -- Class A          appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
  Janus Forty Portfolio -- Class   Seeks capital appreciation.        Met Investors Advisory, LLC
     A                                                                Subadviser: Janus Capital
                                                                      Management LLC
  Lazard Mid-Cap                   Seeks long-term growth of          Met Investors Advisory, LLC
     Portfolio -- Class B          capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
  Lord Abbett Growth and Income    Seeks long-term growth of capital  Met Investors Advisory, LLC
     Portfolio -- Class B          and current income without         Subadviser: Lord, Abbett & Co.
                                   excessive fluctuations in the      LLC
                                   market value.
  Lord Abbett Mid-Cap Value        Seeks capital appreciation         Met Investors Advisory, LLC
     Portfolio -- Class B          through investments, primarily in  Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A                                             Subadviser:  AIM Capital
                                                                      Management, Inc.
  Met/AIM Small Cap Growth         Seeks long-term growth of          Met Investors Advisory, LLC
     Portfolio -- Class A          capital.                           Subadviser:  AIM Capital
                                                                      Management, Inc.
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class B+                                            Subadviser: Massachusetts
                                                                      Financial Services Company
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     Met Investors Advisory, LLC
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
  Neuberger Berman Real Estate     Seeks to provide total return      Met Investors Advisory, LLC
     Portfolio -- Class A          through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management, Inc.
                                   capital appreciation and current
                                   income.
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory LLC
     Portfolio -- Class A          return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
  Pioneer Fund Portfolio -- Class  Seeks reasonable income and        Met Investors Advisory, LLC
     A                             capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory, LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Third Avenue Small Cap Value     Seeks long-term capital            Met Investors Advisory, LLC
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      Inc.
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers, LLC
     Portfolio -- Class E          primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           Inc.
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A          capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class D          capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers, LLC
     Portfolio -- Class B
  MetLife Conservative Allocation  Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class B          income, with growth of capital as
                                   a secondary objective.
  MetLife Conservative to          Seeks high total return in the     MetLife Advisers, LLC
     Moderate Allocation           form of income and growth of
     Portfolio -- Class B          capital, with a greater emphasis
                                   on income.
  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers, LLC
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers, LLC
     Allocation
     Portfolio -- Class B
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  Oppenheimer Global Equity        Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio -- Class B                                             Subadviser: OppenheimerFunds,
                                                                      Inc.
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio -- Class B+         and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates Inc.
PIMCO VARIABLE INSURANCE TRUST
  Total Return                     Seeks maximum total return,        Pacific Investment Management
     Portfolio -- Administrative   consistent with preservation of    Company LLC
     Class                         capital and prudent investment
                                   management.
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth       Seeks long-term growth of          Putnam Investment Management, LLC
     Fund -- Class IB+             capital.
VAN KAMPEN LIFE INVESTMENT TRUST
  Strategic Growth                 Seeks capital appreciation.        Van Kampen Asset Management
     Portfolio -- Class I+


+ Not available under all Contracts. Availability depends on Contract issue date.

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please see Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business.

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     -    if a lifetime annuity payout has begun

     -    under the Managed Distribution Program

     - if after the first Contract Year, you elect Annuity Payments for a fixed period of at least five years.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. In addition, if you have enrolled in our systematic withdrawal program, you may withdraw up to 15% of the Contract Value in the first Contract Year without incurring a withdrawal charge. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.15% annually. If you choose the Step-Up Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.40% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                                     0%


Please refer to Payment Options for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request, which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Dreman Small-Cap Value Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Harris Oakmark International Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable

Small Cap Growth Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Strategic Income Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund and Third Avenue Small Cap Value Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series Portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request. We may withhold payment of surrender, withdrawal or, if applicable, loan proceeds if any portion of those proceeds would be derived from a personal check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. You may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance (Death Report Date).

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions.

NOTE: IF THE OWNER DIES BEFORE THE ANNUITANT, THE DEATH BENEFIT IS RECALCULATED, REPLACING ALL REFERENCES TO "ANNUITANT" WITH "OWNER." ALL DEATH BENEFITS WILL BE REDUCED BY ANY PREMIUM TAX AND OUTSTANDING LOANS NOT PREVIOUSLY DEDUCTED.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT


      AGE AT TIME OF DEATH                            DEATH BENEFIT


--------------------------------------------------------------------------------------
If Annuitant was younger than       -  the Contract Value on Death Report Date;
age 76 on the Contract Date,        -  the total Purchase Payments made under the
the death benefit will be the          Contract less any prior withdrawals; or
greatest of                         -  the Step-Up Value, if any, as described below.
--------------------------------------------------------------------------------------
If Annuitant was age 76 through     -  the Contract Value on Death Report Date; or
80 on the Contract Date, the        -  the total Purchase Payments made under the
death benefit will be the              Contract less any prior withdrawals
greater of
--------------------------------------------------------------------------------------
If Annuitant was age 81 or
older on the Contract Date, the
death benefit will be               -  the Contract Value on Death Report Date
--------------------------------------------------------------------------------------

STEP-UP VALUE (STANDARD DEATH BENEFIT)

The Step-Up Value for the standard death benefit depends on the Annuitant's age on the Contract Date as follows:

IF ANNUITANT WAS YOUNGER THAN AGE 68 ON THE CONTRACT DATE

We will establish a Step-Up Value on the seventh Contract Date anniversary (provided it is on or before the Death Report Date). The initial Step-Up Value equals the Contract Value on that anniversary. Whenever a Purchase Payment is made, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 76th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes made to the Step-Up Value on or after the Annuitant's 76th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the seventh Contract Date anniversary, there is no Step-Up Value.

IF ANNUITANT WAS AGE 68 THROUGH 75 ON THE CONTRACT DATE

We will establish a Step-Up Value on the seventh Contract Date anniversary (provided it is before the Death Report Date). The Step-Up Value will equal the Contract Value on that anniversary. Whenever a Purchase Payment is made, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the seventh Contract Date anniversary will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the seventh Contract Date anniversary, there is no Step-Up Value.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction which equals (1) the Step-Up Value in effect immediately before the reduction for partial surrender, multiplied by (2) the amount of the partial surrender, divided by (3) the Contract Value before the surrender. See the example of the partial surrender reduction below.

ANNUAL STEP-UP DEATH BENEFIT



--------------------------------------------------------------------------------------
The death benefit will be the
greatest of:                        -  the Contract Value on Death Report Date;
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals; or
                                    -  the Step-Up Value, if any, as described below.
--------------------------------------------------------------------------------------


ROLL-UP DEATH BENEFIT


      AGE AT TIME OF DEATH                            DEATH BENEFIT


--------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value;
                                    -  the Roll-Up Death Benefit Value (as described
                                       below); or
                                    -  the Step-Up Value, if any, as described below.
--------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value; or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below) on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday; or
                                    -  the Contract Value
--------------------------------------------------------------------------------------

STEP-UP VALUE (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will be established on each Contract Date anniversary which occurs prior to the Death Report Date. Whenever you make an additional Purchase Payment, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the first Contract Date anniversary, there is no Step-Up Value.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any partial surrender reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any partial surrender reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS). The partial surrender reduction equals (1) the death benefit value (step-up or roll-up value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/55,000) = $9,090

Your new Step-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/30,000) = $16,666

Your new Step-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000-9,090 = $40,910

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a distribution.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive the
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------

                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the Contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

Please note that spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers three different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The three GMWB riders described in this prospectus are called "GMWB I," "GMWB II," and "GMWB III," we may refer to any one of these as GMWB. The availability of each rider is shown below.


--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


You may elect a GMWB rider only at the time of your initial purchase of the Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment if you elect GMWB when you purchase your Contract. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB." Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION
(PWR)             N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
                           10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
                                $9,091                 $500                           $11,111                $556
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $11,111

                            (10,000>9,091)                                        (11,111>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
--------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,909               $4,545          $80,000         $88,889               $4,444

                         [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
                           x10,000/110,000)]     x90,909/100,000)]               x10,000/90,000)]      (88,889/100,000)]
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
--------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB at any time on or after the 5th anniversary of your GMWB purchase. Your new RBB is reset to equal your current Contract Value. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB (the charge will never exceed the guaranteed maximum charge). Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES BETWEEN GMWB I, II, AND III

The following chart may help you decide which version of GMWB is best for you.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                     if first withdrawal       if first withdrawal
                                   after 3(rd) anniversary   after 3(rd) anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected, and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 95(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 95th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option.

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We determine the actual amounts of these payments by multiplying the number of
Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.


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Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. Please note that Option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to cancel your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is

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restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: Separate Account Nine and Separate Account Ten, respectively. References to "Separate Account" refer either to Separate Account Nine or Separate Account Ten, depending on the issuer of your Contract. Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Separate Account Nine and Separate Account Ten for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P. or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the

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corresponding Variable Funding Option. In those cases, we can create
"hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.


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

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the

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required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB, if available in your contract) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), OR 408, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $45,000 or 100% of pay for each participant in 2007.


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ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicated whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed

Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax advisor before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT. If you have purchased a Guaranteed Minimum Withdrawal Benefit (GMWB), where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, MetLife intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Minimum Withdrawal Benefit exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and either the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

MetLife reserves the right to change its tax reporting practices where we determine that it is not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to contract owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company no longer offers the Contracts to new purchasers, but it continues to accept purchase payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives). We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2006, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds which may be offered in the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and MetLife Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALES BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Registered representatives of our affiliates, MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representative are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the *minimum* Separate Account Charge available under the contract. The second table provides the AUV information for the *maximum* Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix E. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.30%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.082            66,173

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        0.820            0.862                --
                                                     2005        0.786            0.820            95,823
                                                     2004        0.753            0.786            95,819
                                                     2003        0.610            0.753            94,245
                                                     2002        0.886            0.610            57,411
                                                     2001        1.000            0.886            58,685

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.166            1.220                --
                                                     2005        1.130            1.166           181,062
                                                     2004        1.029            1.130           182,993
                                                     2003        0.788            1.029           178,669
                                                     2002        1.000            0.788             9,718

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00).................................  2006        0.761            0.746                --
                                                     2005        0.671            0.761           379,064
                                                     2004        0.628            0.671           413,899
                                                     2003        0.515            0.628           437,056
                                                     2002        0.755            0.515           443,875
                                                     2001        0.926            0.755           502,272
                                                     2000        1.127            0.926           298,973
                                                     1999        1.000            1.127                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00)...........................................  2006        1.165            1.385           587,837
                                                     2005        1.035            1.165           644,446
                                                     2004        0.924            1.035           635,480
                                                     2003        0.692            0.924           564,989
                                                     2002        0.821            0.692           525,945
                                                     2001        0.970            0.821           396,132
                                                     2000        1.211            0.970           219,232
                                                     1999        1.000            1.211                --

  American Funds Growth Subaccount (Class 2)
  (2/00)...........................................  2006        1.247            1.357         1,024,855
                                                     2005        1.087            1.247         1,095,817
                                                     2004        0.979            1.087         1,147,016
                                                     2003        0.725            0.979         1,151,521
                                                     2002        0.972            0.725           941,090
                                                     2001        1.204            0.972           610,536
                                                     2000        1.167            1.204           139,836
                                                     1999        1.000            1.167                --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00)...........................................  2006        1.344            1.529         1,644,925
                                                     2005        1.287            1.344         1,774,707
                                                     2004        1.181            1.287         1,852,914
                                                     2003        0.904            1.181         1,853,357
                                                     2002        1.121            0.904         1,609,213
                                                     2001        1.107            1.121         1,049,824
                                                     2000        1.039            1.107           197,664
                                                     1999        1.000            1.039                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02).................  2006        1.324            1.311                --
                                                     2005        1.135            1.324            31,202
                                                     2004        0.962            1.135                --
                                                     2003        0.780            0.962                --
                                                     2002        1.000            0.780                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02)...........................................  2006        1.738            2.276                --
                                                     2005        1.643            1.738                --
                                                     2004        1.267            1.643                --
                                                     2003        0.958            1.267                --
                                                     2002        1.000            0.958                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.318            1.434                --
                                                     2005        1.211            1.318             4,100
                                                     2004        1.075            1.211                --
                                                     2003        1.000            1.075             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.467                --
                                                     2005        1.210            1.315                --
                                                     2004        1.068            1.210                --
                                                     2003        1.000            1.068             1,000

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.036            1.209            72,127
                                                     2005        1.000            1.036                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)......................  2006        0.909            0.975           212,091
                                                     2005        0.879            0.909           228,339
                                                     2004        0.799            0.879           252,130
                                                     2003        0.589            0.799           244,209
                                                     2002        0.837            0.589           143,673
                                                     2001        1.001            0.837           116,704
                                                     2000        1.215            1.001            64,153
                                                     1999        1.000            1.215                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.267            1.481                --
                                                     2005        1.161            1.267           311,425
                                                     2004        1.044            1.161           334,972
                                                     2003        0.845            1.044           325,337
                                                     2002        1.000            0.845           100,137

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.244            2.837            30,004
                                                     2005        1.784            2.244            27,318
                                                     2004        1.449            1.784            10,263
                                                     2003        1.000            1.449               449

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00).................................  2006        1.189            1.426           315,599
                                                     2005        1.093            1.189           348,784
                                                     2004        0.935            1.093           376,754
                                                     2003        0.716            0.935           331,478
                                                     2002        0.891            0.716           272,558
                                                     2001        1.074            0.891           228,595
                                                     2000        1.115            1.074            33,594
                                                     1999        1.000            1.115                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.272            1.529                --
                                                     2005        1.183            1.272            41,732
                                                     2004        1.033            1.183                --
                                                     2003        0.792            1.033                --
                                                     2002        1.000            0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.499            0.558           184,379
                                                     2005        0.451            0.499           188,975
                                                     2004        0.379            0.451           190,981
                                                     2003        0.285            0.379           214,606
                                                     2002        0.402            0.285           119,873
                                                     2001        0.674            0.402           127,433
                                                     2000        1.000            0.674            57,556

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.556            1.751                --
                                                     2005        1.516            1.556             7,078
                                                     2004        1.337            1.516             7,078
                                                     2003        1.000            1.337             1,000

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.800            0.932            60,406
                                                     2005        0.812            0.800            74,091
                                                     2004        0.796            0.812            73,621
                                                     2003        0.653            0.796            63,083
                                                     2002        0.894            0.653            17,665
                                                     2001        1.000            0.894             1,370

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        0.914            0.968             7,293
                                                     2005        0.871            0.914             7,293
                                                     2004        0.857            0.871             7,448
                                                     2003        0.647            0.857             9,623
                                                     2002        0.895            0.647             2,490
                                                     2001        1.000            0.895                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.149            1.281           127,017
                                                     2005        1.110            1.149           126,348
                                                     2004        0.973            1.110           127,107
                                                     2003        0.694            0.973           101,651
                                                     2002        0.946            0.694            46,293
                                                     2001        1.000            0.946                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).......  2006        1.352            1.576           368,931
                                                     2005        1.316            1.352           419,329
                                                     2004        1.231            1.316           444,091
                                                     2003        0.897            1.231           388,411
                                                     2002        1.212            0.897           238,858
                                                     2001        1.205            1.212           196,939
                                                     2000        1.033            1.205            56,658
                                                     1999        1.000            1.033                --

  LMPVPI Investors Subaccount (Class I) (1/01).....  2006        1.259            1.470           105,032
                                                     2005        1.198            1.259           118,640
                                                     2004        1.099            1.198           122,214
                                                     2003        0.841            1.099           161,257
                                                     2002        1.108            0.841           122,448
                                                     2001        1.171            1.108            51,941
                                                     2000        1.029            1.171                --
                                                     1999        1.000            1.029                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/00)...........................................  2006        1.342            1.494            82,328
                                                     2005        1.296            1.342            87,264
                                                     2004        1.141            1.296            87,420
                                                     2003        0.776            1.141            87,852
                                                     2002        1.204            0.776             3,000
                                                     2001        1.315            1.204             1,034
                                                     2000        1.141            1.315                --
                                                     1999        1.000            1.141                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (6/00)...........  2006        1.077            1.220           756,603
                                                     2005        1.046            1.077           812,511
                                                     2004        0.974            1.046           838,578
                                                     2003        0.792            0.974           789,381
                                                     2002        0.973            0.792           811,466
                                                     2001        1.026            0.973           386,946
                                                     2000        1.044            1.026           190,206
                                                     1999        1.000            1.044                --

  LMPVPII Diversified Strategic Income Subaccount
  (7/00)...........................................  2006        1.257            1.308           532,260
                                                     2005        1.242            1.257           621,062
                                                     2004        1.178            1.242           656,373
                                                     2003        1.068            1.178           698,235
                                                     2002        1.032            1.068           474,374
                                                     2001        1.014            1.032           306,470
                                                     2000        0.999            1.014            17,824
                                                     1999        1.000            0.999                --

  LMPVPII Equity Index Subaccount (Class II)
  (6/00)...........................................  2006        0.894            1.016           162,206
                                                     2005        0.869            0.894           182,821
                                                     2004        0.798            0.869           188,261
                                                     2003        0.633            0.798           182,850
                                                     2002        0.826            0.633           114,890
                                                     2001        0.955            0.826           111,598
                                                     2000        1.067            0.955            27,831
                                                     1999        1.000            1.067                --

  LMPVPII Fundamental Value Subaccount (6/00)......  2006        1.355            1.562           887,114
                                                     2005        1.310            1.355         1,029,480
                                                     2004        1.226            1.310         1,097,780
                                                     2003        0.896            1.226         1,158,025
                                                     2002        1.153            0.896           758,878
                                                     2001        1.234            1.153           588,600
                                                     2000        1.037            1.234           146,610
                                                     1999        1.000            1.037                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.009            1.036            21,702
                                                     2005        0.998            1.009             7,944
                                                     2004        1.000            0.998            40,362
                                                     2003        1.000            1.000                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Aggressive Growth Subaccount (3/00).....  2006        1.382            1.484         1,117,081
                                                     2005        1.254            1.382         1,278,473
                                                     2004        1.155            1.254         1,310,672
                                                     2003        0.870            1.155         1,273,855
                                                     2002        1.309            0.870           573,856
                                                     2001        1.382            1.309           452,646
                                                     2000        1.210            1.382           164,358
                                                     1999        1.000            1.210                --

  LMPVPIII High Income Subaccount (8/00)...........  2006        1.163            1.274           467,238
                                                     2005        1.148            1.163           575,995
                                                     2004        1.053            1.148           716,412
                                                     2003        0.837            1.053           875,823
                                                     2002        0.876            0.837           672,340
                                                     2001        0.922            0.876           489,304
                                                     2000        1.016            0.922             1,807
                                                     1999        1.000            1.016                --

  LMPVPIII International All Cap Growth Subaccount
  (3/00)...........................................  2006        0.730            0.907            81,057
                                                     2005        0.662            0.730           104,915
                                                     2004        0.569            0.662           109,830
                                                     2003        0.452            0.569           119,997
                                                     2002        0.617            0.452            87,057
                                                     2001        0.908            0.617            83,173
                                                     2000        1.207            0.908            47,399
                                                     1999        1.000            1.207                --

  LMPVPIII Large Cap Growth Subaccount (2/00)......  2006        0.962            0.993           482,968
                                                     2005        0.926            0.962           597,379
                                                     2004        0.935            0.926           607,137
                                                     2003        0.642            0.935           629,393
                                                     2002        0.865            0.642           599,697
                                                     2001        1.001            0.865           517,862
                                                     2000        1.090            1.001           282,561
                                                     1999        1.000            1.090                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Large Cap Value Subaccount (6/00).......  2006        1.038            1.212           266,342
                                                     2005        0.988            1.038           390,097
                                                     2004        0.904            0.988           393,882
                                                     2003        0.718            0.904           402,191
                                                     2002        0.975            0.718           432,542
                                                     2001        1.076            0.975           384,096
                                                     2000        0.964            1.076           314,048
                                                     1999        1.000            0.964                --

  LMPVPIII Mid Cap Core Subaccount (4/00)..........  2006        1.444            1.636           325,170
                                                     2005        1.351            1.444           375,043
                                                     2004        1.239            1.351           381,702
                                                     2003        0.967            1.239           366,913
                                                     2002        1.211            0.967           225,995
                                                     2001        1.364            1.211           191,467
                                                     2000        1.172            1.364            64,859
                                                     1999        1.000            1.172                --

  LMPVPIII Money Market Subaccount (2/00)..........  2006        1.082            1.117         1,908,317
                                                     2005        1.066            1.082         1,619,770
                                                     2004        1.070            1.066         1,994,070
                                                     2003        1.077            1.070         1,821,759
                                                     2002        1.078            1.077           524,727
                                                     2001        1.053            1.078           148,566
                                                     2000        1.006            1.053            64,613
                                                     1999        1.000            1.006                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.506            1.690           293,128
                                                     2005        1.450            1.506           350,815
                                                     2004        1.377            1.450           407,875
                                                     2003        1.062            1.377           355,766
                                                     2002        1.000            1.062             2,136

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.333            1.455           652,746
                                                     2005        1.296            1.333           615,622
                                                     2004        1.250            1.296           658,255
                                                     2003        1.039            1.250           650,307
                                                     2002        1.000            1.039           369,328

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.597            1.816            37,513
                                                     2005        1.519            1.597            36,910
                                                     2004        1.395            1.519            36,823
                                                     2003        1.075            1.395            24,561
                                                     2002        1.000            1.075             1,000

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.467            1.626            38,190
                                                     2005        1.435            1.467            38,539
                                                     2004        1.362            1.435            33,075
                                                     2003        1.070            1.362            30,342
                                                     2002        1.000            1.070             1,174

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.411            1.634            39,405
                                                     2005        1.385            1.411                --
                                                     2004        1.245            1.385                --
                                                     2003        1.000            1.245             3,478

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.649            1.827            21,468
                                                     2005        1.543            1.649            21,664
                                                     2004        1.260            1.543             3,301
                                                     2003        1.000            1.260             3,651

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        0.899            0.954           164,638

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.278            1.365             4,685

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.526            1.685            22,163

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.311            1.347            14,199

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.078           545,385

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.074                --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.997            0.987             7,511

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.287            1.280                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.276            1.413            38,294

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.223                --

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.484            1.599                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.097            1.157                --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.134            1.177            17,289

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.031            12,283

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.905            0.885            71,815

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.213            1.261           528,129

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        0.735            0.757            23,000

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        0.801            0.814           440,658

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.302            1.338           400,648

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.045             3,410

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.051                --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.057            29,327

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.062             2,050

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.411            1.511         1,056,515

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.053            28,501

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.071           247,951

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.136            1.129             9,796
                                                     2005        1.127            1.136             9,803
                                                     2004        1.049            1.127             6,233
                                                     2003        1.000            1.049                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.231            1.262         1,676,995
                                                     2005        1.218            1.231         1,836,453
                                                     2004        1.176            1.218         1,938,032
                                                     2003        1.134            1.176         2,391,763
                                                     2002        1.054            1.134         1,135,768
                                                     2001        1.000            1.054           142,080

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        0.821            0.900            13,664
                                                     2005        0.775            0.821            13,730
                                                     2004        0.730            0.775            13,055
                                                     2003        0.560            0.730             8,771
                                                     2002        0.806            0.560             3,766
                                                     2001        1.000            0.806             1,568

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.124            1.417           153,750
                                                     2005        1.014            1.124           139,183
                                                     2004        0.884            1.014           126,825
                                                     2003        0.697            0.884           118,813
                                                     2002        0.858            0.697            32,066
                                                     2001        1.000            0.858             4,131

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.709            1.978            85,454
                                                     2005        1.617            1.709            92,613
                                                     2004        1.298            1.617            91,173
                                                     2003        0.879            1.298           125,042
                                                     2002        1.089            0.879           119,022
                                                     2001        1.000            1.089            27,156

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        0.936            0.997                --
                                                     2005        0.872            0.936             7,520
                                                     2004        0.829            0.872             7,530
                                                     2003        0.650            0.829             7,540
                                                     2002        0.865            0.650             5,245
                                                     2001        1.000            0.865             1,154

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Equity Income Subaccount (10/00).......  2006        1.238            1.302                --
                                                     2005        1.200            1.238           499,998
                                                     2004        1.107            1.200           518,850
                                                     2003        0.855            1.107           419,770
                                                     2002        1.006            0.855           151,748
                                                     2001        1.092            1.006           137,176
                                                     2000        1.013            1.092            16,525
                                                     1999        1.000            1.013                --

  Travelers Large Cap Subaccount (6/00)............  2006        0.776            0.801                --
                                                     2005        0.724            0.776           359,523
                                                     2004        0.688            0.724           362,622
                                                     2003        0.559            0.688           354,540
                                                     2002        0.734            0.559           172,587
                                                     2001        0.900            0.734           165,937
                                                     2000        1.066            0.900            60,766
                                                     1999        1.000            1.066                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)................................  2006        1.112            1.183                --
                                                     2005        1.000            1.112                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)................................  2006        1.022            1.027                --
                                                     2005        1.008            1.022             4,136

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.056            1.095                --
                                                     2005        1.008            1.056            21,813

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.090            1.138                --
                                                     2005        1.000            1.090                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.033            1.054                --
                                                     2005        1.000            1.033                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Income Subaccount (7/00).......  2006        1.223            1.213                --
                                                     2005        1.222            1.223           801,572
                                                     2004        1.204            1.222           981,921
                                                     2003        1.125            1.204         1,070,557
                                                     2002        1.115            1.125           510,149
                                                     2001        1.059            1.115           188,214
                                                     2000        0.994            1.059            29,625
                                                     1999        1.000            0.994                --

  Travelers Mercury Large Cap Core Subaccount
  (6/00)...........................................  2006        0.846            0.899                --
                                                     2005        0.765            0.846           191,863
                                                     2004        0.669            0.765           193,486
                                                     2003        0.559            0.669           224,873
                                                     2002        0.757            0.559           182,592
                                                     2001        0.989            0.757           161,626
                                                     2000        1.061            0.989           101,243
                                                     1999        1.000            1.061                --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (3/02)...........................................  2006        0.854            0.905                --
                                                     2005        0.840            0.854            71,846
                                                     2004        0.745            0.840                --
                                                     2003        0.551            0.745                --
                                                     2002        1.000            0.551                --

  Travelers MFS(R) Total Return Subaccount (7/00)..  2006        1.365            1.411                --
                                                     2005        1.343            1.365         1,107,966
                                                     2004        1.221            1.343         1,174,241
                                                     2003        1.061            1.221         1,110,848
                                                     2002        1.135            1.061           695,684
                                                     2001        1.150            1.135           445,508
                                                     2000        0.999            1.150           202,359
                                                     1999        1.000            0.999                --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.180            1.276                --
                                                     2005        1.123            1.180                --
                                                     2004        1.000            1.123                --

  Travelers Mondrian International Stock Subaccount
  (3/02)...........................................  2006        1.327            1.526                --
                                                     2005        1.228            1.327            14,654
                                                     2004        1.074            1.228            16,556
                                                     2003        0.846            1.074                --
                                                     2002        1.000            0.846                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.397            1.484                --
                                                     2005        1.336            1.397                --
                                                     2004        1.218            1.336                --
                                                     2003        1.000            1.218                --

  Travelers Pioneer Mid Cap Value Subaccount
  (7/05)...........................................  2006        1.041            1.097                --
                                                     2005        1.037            1.041                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.122            1.134                --
                                                     2005        1.096            1.122             7,550
                                                     2004        1.000            1.096                --

  Travelers Strategic Equity Subaccount (6/00).....  2006        0.735            0.767                --
                                                     2005        0.729            0.735           167,702
                                                     2004        0.670            0.729           193,465
                                                     2003        0.512            0.670           216,950
                                                     2002        0.782            0.512           255,773
                                                     2001        0.914            0.782           284,839
                                                     2000        1.132            0.914           202,439
                                                     1999        1.000            1.132                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.117            1.287                --
                                                     2005        1.027            1.117                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.113            1.278                --
                                                     2005        1.000            1.113                --

  Travelers Van Kampen Enterprise Subaccount
  (4/00)...........................................  2006        0.707            0.735                --
                                                     2005        0.664            0.707            35,382
                                                     2004        0.648            0.664            38,094
                                                     2003        0.523            0.648            39,159
                                                     2002        0.750            0.523            37,188
                                                     2001        0.964            0.750            49,390
                                                     2000        1.145            0.964            39,955
                                                     1999        1.000            1.145                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)........................................  2006        0.760            0.772           185,469
                                                     2005        0.714            0.760           196,567
                                                     2004        0.675            0.714           221,492
                                                     2003        0.537            0.675           216,713
                                                     2002        0.806            0.537           196,991
                                                     2001        1.193            0.806           196,978
                                                     2000        1.345            1.193           115,899
                                                     1999        1.000            1.345                --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00)...........................................  2006        1.349            1.486           172,664
                                                     2005        1.169            1.349           223,984
                                                     2004        1.027            1.169           168,972
                                                     2003        0.811            1.027           163,339
                                                     2002        0.907            0.811            81,354
                                                     2001        1.048            0.907            53,627
                                                     2000        1.138            1.048            22,930
                                                     1999        1.000            1.138                --

  VIP Mid Cap Subaccount (Service Class 2) (7/02)..  2006        1.678            1.861           209,253
                                                     2005        1.440            1.678           232,128
                                                     2004        1.170            1.440           220,808
                                                     2003        0.857            1.170           236,967
                                                     2002        1.000            0.857            62,979




                         SEPARATE ACCOUNT CHARGES 2.25%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.075                 --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        1.258            1.319                 --
                                                     2005        1.218            1.258              7,238
                                                     2004        1.178            1.218              7,578
                                                     2003        0.963            1.178             10,027
                                                     2002        1.000            0.963                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.380            1.440                 --
                                                     2005        1.349            1.380            863,304
                                                     2004        1.241            1.349            671,346
                                                     2003        0.960            1.241            324,534
                                                     2002        1.000            0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00).................................  2006        1.360            1.321                 --
                                                     2005        1.211            1.360            551,459
                                                     2004        1.143            1.211            216,941
                                                     2003        0.948            1.143             66,077
                                                     2002        1.000            0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00)...........................................  2006        1.612            1.898          5,865,325
                                                     2005        1.445            1.612          5,479,126
                                                     2004        1.302            1.445          3,301,874
                                                     2003        0.984            1.302            560,403
                                                     2002        1.000            0.984                 --

  American Funds Growth Subaccount (Class 2)
  (2/00)...........................................  2006        1.606            1.730         14,897,001
                                                     2005        1.413            1.606         15,362,612
                                                     2004        1.285            1.413          9,273,858
                                                     2003        0.960            1.285          2,482,245
                                                     2002        1.000            0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00)...........................................  2006        1.404            1.582         18,131,781
                                                     2005        1.357            1.404         18,636,981
                                                     2004        1.257            1.357         12,269,497
                                                     2003        0.971            1.257          2,985,394
                                                     2002        1.000            0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02).................  2006        1.597            1.577                 --
                                                     2005        1.382            1.597            144,490
                                                     2004        1.183            1.382             85,167
                                                     2003        0.968            1.183             62,369
                                                     2002        1.000            0.968                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02)...........................................  2006        1.773            2.300                 --
                                                     2005        1.692            1.773            621,716
                                                     2004        1.317            1.692            363,487
                                                     2003        1.005            1.317            141,660
                                                     2002        1.000            1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.291            1.401                 --
                                                     2005        1.199            1.291            491,266
                                                     2004        1.073            1.199            200,346
                                                     2003        1.000            1.073                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.289            1.433                 --
                                                     2005        1.197            1.289            558,937
                                                     2004        1.067            1.197            213,448
                                                     2003        1.000            1.067                 --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.030            1.190          1,855,434
                                                     2005        1.000            1.030            473,972

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)......................  2006        1.452            1.543          1,284,037
                                                     2005        1.417            1.452          1,496,822
                                                     2004        1.300            1.417          1,111,279
                                                     2003        0.969            1.300            297,552
                                                     2002        1.000            0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.448            1.676                 --
                                                     2005        1.340            1.448          3,992,826
                                                     2004        1.217            1.340          2,095,459
                                                     2003        0.994            1.217            723,595
                                                     2002        1.000            0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.188            2.740          1,654,953
                                                     2005        1.756            2.188          1,505,095
                                                     2004        1.440            1.756            466,250
                                                     2003        1.000            1.440             91,391

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00).................................  2006        1.596            1.895          4,708,415
                                                     2005        1.481            1.596          4,568,600
                                                     2004        1.278            1.481          2,330,211
                                                     2003        0.989            1.278            519,279
                                                     2002        1.000            0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.524            1.815                 --
                                                     2005        1.431            1.524          2,064,621
                                                     2004        1.262            1.431            594,562
                                                     2003        0.976            1.262            206,659
                                                     2002        1.000            0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.671            1.851             72,150
                                                     2005        1.525            1.671             71,823
                                                     2004        1.295            1.525             17,001
                                                     2003        0.983            1.295              9,106
                                                     2002        1.000            0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.517            1.693                 --
                                                     2005        1.492            1.517            896,870
                                                     2004        1.328            1.492            512,682
                                                     2003        1.000            1.328             58,521

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        1.147            1.323            646,905
                                                     2005        1.175            1.147            663,758
                                                     2004        1.163            1.175            499,442
                                                     2003        0.963            1.163            171,776
                                                     2002        1.000            0.963                 --

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.318            1.383            129,733
                                                     2005        1.268            1.318             64,976
                                                     2004        1.260            1.268             30,641
                                                     2003        0.960            1.260             15,353
                                                     2002        1.000            0.960                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.568            1.731            465,300
                                                     2005        1.529            1.568            449,352
                                                     2004        1.353            1.529            361,221
                                                     2003        0.974            1.353            162,355
                                                     2002        1.000            0.974                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).......  2006        1.406            1.624          2,877,618
                                                     2005        1.382            1.406          3,274,732
                                                     2004        1.305            1.382          2,835,223
                                                     2003        0.960            1.305          1,303,133
                                                     2002        1.000            0.960                 --

  LMPVPI Investors Subaccount (Class I) (1/01).....  2006        1.394            1.612          1,610,692
                                                     2005        1.338            1.394          1,852,362
                                                     2004        1.240            1.338          1,547,557
                                                     2003        0.958            1.240            657,293
                                                     2002        1.000            0.958                 --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/00)...........................................  2006        1.630            1.797            707,497
                                                     2005        1.589            1.630            758,509
                                                     2004        1.412            1.589            681,109
                                                     2003        0.970            1.412            195,339
                                                     2002        1.000            0.970                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (6/00)...........  2006        1.290            1.448          4,321,712
                                                     2005        1.265            1.290          5,012,226
                                                     2004        1.190            1.265          4,141,171
                                                     2003        0.977            1.190          1,561,246
                                                     2002        1.000            0.977                 --

  LMPVPII Diversified Strategic Income Subaccount
  (7/00)...........................................  2006        1.155            1.190          2,807,755
                                                     2005        1.152            1.155          3,581,641
                                                     2004        1.103            1.152          2,920,201
                                                     2003        1.010            1.103            887,819
                                                     2002        1.000            1.010                 --

  LMPVPII Equity Index Subaccount (Class II)
  (6/00)...........................................  2006        1.327            1.493          2,451,798
                                                     2005        1.302            1.327          2,839,502
                                                     2004        1.208            1.302          2,252,137
                                                     2003        0.967            1.208          1,148,700
                                                     2002        1.000            0.967                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPII Fundamental Value Subaccount (6/00)......  2006        1.419            1.621          8,782,807
                                                     2005        1.385            1.419          9,239,878
                                                     2004        1.309            1.385          8,216,033
                                                     2003        0.966            1.309          2,834,488
                                                     2002        1.000            0.966                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.987            1.005          2,330,493
                                                     2005        0.986            0.987          2,390,703
                                                     2004        0.997            0.986          1,892,813
                                                     2003        1.000            0.997             14,435

  LMPVPIII Aggressive Growth Subaccount (3/00).....  2006        1.467            1.561         10,359,253
                                                     2005        1.344            1.467         11,136,013
                                                     2004        1.250            1.344          8,924,780
                                                     2003        0.951            1.250          2,994,791
                                                     2002        1.000            0.951                 --

  LMPVPIII High Income Subaccount (8/00)...........  2006        1.361            1.476          4,201,814
                                                     2005        1.356            1.361          5,049,829
                                                     2004        1.256            1.356          3,993,608
                                                     2003        1.007            1.256          1,647,756
                                                     2002        1.000            1.007                 --

  LMPVPIII International All Cap Growth Subaccount
  (3/00)...........................................  2006        1.546            1.903             26,594
                                                     2005        1.416            1.546             26,594
                                                     2004        1.228            1.416             20,659
                                                     2003        0.986            1.228             16,617
                                                     2002        1.000            0.986                 --

  LMPVPIII Large Cap Growth Subaccount (2/00)......  2006        1.378            1.409          3,160,788
                                                     2005        1.339            1.378          3,424,059
                                                     2004        1.365            1.339          3,125,256
                                                     2003        0.946            1.365          1,176,777
                                                     2002        1.000            0.946                 --

  LMPVPIII Large Cap Value Subaccount (6/00).......  2006        1.362            1.575             23,078
                                                     2005        1.308            1.362             57,391
                                                     2004        1.209            1.308             58,386
                                                     2003        0.969            1.209             36,575
                                                     2002        1.000            0.969                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Mid Cap Core Subaccount (4/00)..........  2006        1.417            1.591          1,737,713
                                                     2005        1.338            1.417          1,933,083
                                                     2004        1.239            1.338          1,628,496
                                                     2003        0.977            1.239            733,971
                                                     2002        1.000            0.977                 --

  LMPVPIII Money Market Subaccount (2/00)..........  2006        0.975            0.998          3,098,109
                                                     2005        0.970            0.975          3,019,588
                                                     2004        0.984            0.970          2,251,784
                                                     2003        0.999            0.984            888,448
                                                     2002        1.000            0.999                 --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.337            1.485         19,863,305
                                                     2005        1.299            1.337         21,918,724
                                                     2004        1.245            1.299         14,950,399
                                                     2003        0.969            1.245          3,309,858
                                                     2002        1.000            0.969                 --

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.222            1.320         17,342,699
                                                     2005        1.199            1.222         19,350,145
                                                     2004        1.168            1.199         13,207,492
                                                     2003        0.979            1.168          2,672,484
                                                     2002        1.000            0.979                 --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.390            1.566          4,543,622
                                                     2005        1.335            1.390          4,997,367
                                                     2004        1.238            1.335          2,387,094
                                                     2003        0.962            1.238            490,264
                                                     2002        1.000            0.962                 --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.282            1.407          2,777,247
                                                     2005        1.266            1.282          3,120,861
                                                     2004        1.213            1.266          1,741,885
                                                     2003        0.961            1.213            576,357
                                                     2002        1.000            0.961                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.376            1.578          2,148,289
                                                     2005        1.363            1.376          2,139,915
                                                     2004        1.237            1.363          1,226,122
                                                     2003        1.000            1.237            154,434

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.608            1.764          2,597,442
                                                     2005        1.519            1.608          2,921,421
                                                     2004        1.252            1.519          1,430,939
                                                     2003        1.000            1.252            131,586

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.516            1.599            288,998

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.266            1.344             56,705

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.749            1.919          1,285,532

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.577            1.610            167,521

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.071          6,479,999

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.067             53,483

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.438            1.414            530,563

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.276            1.261             20,057

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.252            1.378            940,120

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.215          1,328,851

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.443            1.544            413,816

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.088            1.140                 --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.113            1.148          3,470,815

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.024          2,422,847

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.549            1.506            636,005

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.059            1.095          4,842,617

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.316            1.347            118,219

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.341            1.353          1,120,739

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.414            1.445          3,166,062

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.056                553

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.038            408,562

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.045            229,794

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.050            164,786

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.055            214,580

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.269            1.351         11,196,229

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.046          4,363,967

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.064            747,985

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.108            1.091          4,183,557
                                                     2005        1.110            1.108          4,183,574
                                                     2004        1.042            1.110          2,075,669
                                                     2003        1.000            1.042            364,430

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.067            1.084         15,751,561
                                                     2005        1.066            1.067         16,295,872
                                                     2004        1.039            1.066         11,030,522
                                                     2003        1.012            1.039          4,444,217
                                                     2002        1.000            1.012                 --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        1.364            1.481                 --
                                                     2005        1.301            1.364                 --
                                                     2004        1.237            1.301                 --
                                                     2003        0.958            1.237                 --
                                                     2002        1.000            0.958                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.557            1.945            502,297
                                                     2005        1.420            1.557            503,884
                                                     2004        1.249            1.420            507,731
                                                     2003        0.994            1.249            378,045
                                                     2002        1.000            0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.846            2.117          1,084,311
                                                     2005        1.764            1.846          1,127,527
                                                     2004        1.429            1.764            802,610
                                                     2003        0.977            1.429            446,380
                                                     2002        1.000            0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.353            1.438                 --
                                                     2005        1.273            1.353            533,485
                                                     2004        1.222            1.273            433,213
                                                     2003        0.967            1.222            173,834
                                                     2002        1.000            0.967                 --

  Travelers Equity Income Subaccount (10/00).......  2006        1.349            1.414                 --
                                                     2005        1.320            1.349          3,470,760
                                                     2004        1.229            1.320          2,356,302
                                                     2003        0.958            1.229            933,491
                                                     2002        1.000            0.958                 --

  Travelers Large Cap Subaccount (6/00)............  2006        1.304            1.341                 --
                                                     2005        1.227            1.304            761,388
                                                     2004        1.178            1.227            638,667
                                                     2003        0.966            1.178            246,621
                                                     2002        1.000            0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)................................  2006        1.105            1.173                 --
                                                     2005        1.000            1.105                474

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)................................  2006        1.017            1.018                 --
                                                     2005        1.007            1.017                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.050            1.086                 --
                                                     2005        1.008            1.050            113,761

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.083            1.127                 --
                                                     2005        1.000            1.083            238,769

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.028            1.045                 --
                                                     2005        1.000            1.028              8,861

  Travelers Managed Income Subaccount (7/00).......  2006        1.072            1.059                 --
                                                     2005        1.081            1.072          5,358,347
                                                     2004        1.075            1.081          4,415,032
                                                     2003        1.014            1.075          1,389,623
                                                     2002        1.000            1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (6/00)...........................................  2006        1.431            1.516                 --
                                                     2005        1.306            1.431            360,257
                                                     2004        1.153            1.306            236,555
                                                     2003        0.973            1.153            123,529
                                                     2002        1.000            0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (3/02)...........................................  2006        1.467            1.549                 --
                                                     2005        1.456            1.467            662,001
                                                     2004        1.305            1.456            183,666
                                                     2003        0.974            1.305            138,108
                                                     2002        1.000            0.974                 --

  Travelers MFS(R) Total Return Subaccount (7/00)..  2006        1.232            1.269                 --
                                                     2005        1.224            1.232         12,161,644
                                                     2004        1.123            1.224          8,449,630
                                                     2003        0.986            1.123          3,040,252
                                                     2002        1.000            0.986                 --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.162            1.252                 --
                                                     2005        1.116            1.162            692,556
                                                     2004        1.000            1.116            152,817

  Travelers Mondrian International Stock Subaccount
  (3/02)...........................................  2006        1.526            1.749                 --
                                                     2005        1.425            1.526          1,407,512
                                                     2004        1.259            1.425            820,537
                                                     2003        1.001            1.259             85,856
                                                     2002        1.000            1.001                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.363            1.443                 --
                                                     2005        1.315            1.363            524,811
                                                     2004        1.210            1.315            202,670
                                                     2003        1.000            1.210              4,367

  Travelers Pioneer Mid Cap Value Subaccount
  (7/05)...........................................  2006        1.036            1.088                 --
                                                     2005        1.036            1.036                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.104            1.113                 --
                                                     2005        1.089            1.104          3,120,622
                                                     2004        1.000            1.089            438,335

  Travelers Strategic Equity Subaccount (6/00).....  2006        1.351            1.407                 --
                                                     2005        1.354            1.351            459,855
                                                     2004        1.256            1.354            421,151
                                                     2003        0.969            1.256            331,406
                                                     2002        1.000            0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.111            1.276                 --
                                                     2005        1.026            1.111              8,175

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.106            1.266                 --
                                                     2005        1.000            1.106                 --

  Travelers Van Kampen Enterprise Subaccount
  (4/00)...........................................  2006        1.270            1.316                 --
                                                     2005        1.205            1.270            242,757
                                                     2004        1.186            1.205            112,094
                                                     2003        0.966            1.186            157,881
                                                     2002        1.000            0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)........................................  2006        1.319            1.327            162,826
                                                     2005        1.250            1.319            148,862
                                                     2004        1.195            1.250            104,386
                                                     2003        0.959            1.195             55,188
                                                     2002        1.000            0.959                 --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00)...........................................  2006        1.603            1.749          6,450,192
                                                     2005        1.403            1.603          6,370,669
                                                     2004        1.244            1.403          3,260,531
                                                     2003        0.991            1.244          1,112,778
                                                     2002        1.000            0.991                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  VIP Mid Cap Subaccount (Service Class 2) (7/02)..  2006        1.875            2.061          4,235,804
                                                     2005        1.625            1.875          4,190,757
                                                     2004        1.333            1.625          2,561,023
                                                     2003        0.986            1.333            731,326
                                                     2002        1.000            0.986                 --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the *minimum* Separate Account Charge available under the contract. The second table provides the AUV information for the *maximum* Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix E. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.30%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.082            158,278

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        0.820            0.862                 --
                                                     2005        0.786            0.820            186,959
                                                     2004        0.753            0.786            193,397
                                                     2003        0.610            0.753            224,709
                                                     2002        0.886            0.610            273,880
                                                     2001        1.000            0.886             44,481

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.166            1.220                 --
                                                     2005        1.130            1.166            154,124
                                                     2004        1.029            1.130            205,133
                                                     2003        0.788            1.029            202,171
                                                     2002        1.000            0.788            105,186

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        0.761            0.746                 --
                                                     2005        0.671            0.761          3,542,749
                                                     2004        0.628            0.671          3,980,042
                                                     2003        0.515            0.628          4,417,255
                                                     2002        0.755            0.515          4,996,672
                                                     2001        0.926            0.755          5,706,327
                                                     2000        1.127            0.926          4,292,514
                                                     1999        1.000            1.127             98,377

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.165            1.385          4,868,437
                                                     2005        1.035            1.165          4,027,212
                                                     2004        0.924            1.035          4,044,618
                                                     2003        0.692            0.924          4,013,956
                                                     2002        0.821            0.692          3,794,165
                                                     2001        0.970            0.821          3,848,239
                                                     2000        1.211            0.970          3,249,643
                                                     1999        1.000            1.211            123,540

  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.247            1.357          9,070,220
                                                     2005        1.087            1.247          9,929,724
                                                     2004        0.979            1.087         10,072,367
                                                     2003        0.725            0.979          9,674,784
                                                     2002        0.972            0.725          9,051,297
                                                     2001        1.204            0.972          8,538,251
                                                     2000        1.167            1.204          6,160,677
                                                     1999        1.000            1.167          1,134,441

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.344            1.529          8,781,366
                                                     2005        1.287            1.344          9,174,263
                                                     2004        1.181            1.287          9,487,143
                                                     2003        0.904            1.181          9,723,750
                                                     2002        1.121            0.904          8,678,386
                                                     2001        1.107            1.121          7,396,792
                                                     2000        1.039            1.107          4,257,325
                                                     1999        1.000            1.039             46,596

Capital Appreciation Fund
  Capital Appreciation Fund (6/02).................  2006        1.324            1.311                 --
                                                     2005        1.135            1.324             11,611
                                                     2004        0.962            1.135                 --
                                                     2003        0.780            0.962                 --
                                                     2002        0.878            0.780                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02)...........................................  2006        1.738            2.276                 --
                                                     2005        1.643            1.738                972
                                                     2004        1.267            1.643                 --
                                                     2003        0.958            1.267                 --
                                                     2002        1.048            0.958                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.318            1.434                 --
                                                     2005        1.211            1.318             41,122
                                                     2004        1.075            1.211                 --
                                                     2003        1.000            1.075                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.467                 --
                                                     2005        1.210            1.315            135,076
                                                     2004        1.068            1.210              8,884
                                                     2003        1.000            1.068                 --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.036            1.209            244,588
                                                     2005        0.984            1.036            128,213

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).....................  2006        0.909            0.975          1,543,858
                                                     2005        0.879            0.909          2,195,571
                                                     2004        0.799            0.879          2,438,278
                                                     2003        0.589            0.799          2,521,774
                                                     2002        0.837            0.589          2,338,805
                                                     2001        1.001            0.837          2,212,536
                                                     2000        1.215            1.001          1,777,941
                                                     1999        1.000            1.215            549,437

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)........................................  2006        1.267            1.481                 --
                                                     2005        1.161            1.267            439,692
                                                     2004        1.044            1.161            382,679
                                                     2003        0.845            1.044            329,118
                                                     2002        1.000            0.845             24,581

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.244            2.837            505,566
                                                     2005        1.784            2.244            393,288
                                                     2004        1.449            1.784             64,080
                                                     2003        1.000            1.449             82,956

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.189            1.426          2,829,485
                                                     2005        1.093            1.189          2,760,034
                                                     2004        0.935            1.093          2,498,119
                                                     2003        0.716            0.935          2,404,709
                                                     2002        0.891            0.716          2,323,461
                                                     2001        1.074            0.891          2,087,896
                                                     2000        1.115            1.074          1,545,765
                                                     1999        1.000            1.115             53,095

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02).................................  2006        1.272            1.529                 --
                                                     2005        1.183            1.272            165,606
                                                     2004        1.033            1.183             14,706
                                                     2003        0.792            1.033                 --
                                                     2002        0.832            0.792                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.499            0.558          1,739,888
                                                     2005        0.451            0.499          2,024,904
                                                     2004        0.379            0.451          2,131,311
                                                     2003        0.285            0.379          2,307,386
                                                     2002        0.402            0.285          2,481,234
                                                     2001        0.674            0.402          2,683,031
                                                     2000        1.000            0.674          1,701,726

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.556            1.751                 --
                                                     2005        1.516            1.556             79,133
                                                     2004        1.337            1.516            113,342
                                                     2003        1.000            1.337             60,086

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.800            0.932            133,339
                                                     2005        0.812            0.800            149,840
                                                     2004        0.796            0.812            154,400
                                                     2003        0.653            0.796            148,027
                                                     2002        0.894            0.653             62,178
                                                     2001        1.000            0.894              8,386

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        0.914            0.968            278,729
                                                     2005        0.871            0.914            319,085
                                                     2004        0.857            0.871            362,894
                                                     2003        0.647            0.857            277,969
                                                     2002        0.895            0.647            213,889
                                                     2001        1.000            0.895             98,459

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.149            1.281             89,430
                                                     2005        1.110            1.149            115,688
                                                     2004        0.973            1.110             80,250
                                                     2003        0.694            0.973            151,572
                                                     2002        0.946            0.694             60,515
                                                     2001        1.000            0.946             10,542

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.352            1.576          1,419,291
                                                     2005        1.316            1.352          1,677,286
                                                     2004        1.231            1.316          1,873,002
                                                     2003        0.897            1.231          1,888,455
                                                     2002        1.212            0.897          1,976,967
                                                     2001        1.205            1.212          1,598,744
                                                     2000        1.033            1.205            507,525
                                                     1999        1.000            1.033             20,279

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.259            1.470          1,054,263
                                                     2005        1.198            1.259          1,343,258
                                                     2004        1.099            1.198          1,393,345
                                                     2003        0.841            1.099          1,393,911
                                                     2002        1.108            0.841          1,267,791
                                                     2001        1.171            1.108          1,112,073
                                                     2000        1.029            1.171            217,211
                                                     1999        1.000            1.029             10,159

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.342            1.494            434,718
                                                     2005        1.296            1.342            541,401
                                                     2004        1.141            1.296            534,246
                                                     2003        0.776            1.141            502,581
                                                     2002        1.204            0.776            405,274
                                                     2001        1.315            1.204            370,805
                                                     2000        1.141            1.315            266,300
                                                     1999        1.000            1.141             35,132

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)..........  2006        1.077            1.220          2,574,408
                                                     2005        1.046            1.077          2,967,218
                                                     2004        0.974            1.046          3,402,889
                                                     2003        0.792            0.974          3,621,952
                                                     2002        0.973            0.792          3,234,469
                                                     2001        1.026            0.973          2,172,270
                                                     2000        1.044            1.026            941,763
                                                     1999        1.000            1.044             84,121

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)..........................................  2006        1.257            1.308          2,316,859
                                                     2005        1.242            1.257          2,495,941
                                                     2004        1.178            1.242          2,888,035
                                                     2003        1.068            1.178          3,034,833
                                                     2002        1.032            1.068          2,969,507
                                                     2001        1.014            1.032          2,434,690
                                                     2000        0.999            1.014          1,438,172
                                                     1999        1.000            0.999            341,104

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        0.894            1.016          2,214,083
                                                     2005        0.869            0.894          2,423,854
                                                     2004        0.798            0.869          3,117,027
                                                     2003        0.633            0.798          2,780,248
                                                     2002        0.826            0.633          2,776,130
                                                     2001        0.955            0.826          2,792,764
                                                     2000        1.067            0.955          1,086,755
                                                     1999        1.000            1.067            348,286

  LMPVPII Fundamental Value Subaccount (12/99).....  2006        1.355            1.562          4,194,887
                                                     2005        1.310            1.355          4,338,359
                                                     2004        1.226            1.310          5,046,949
                                                     2003        0.896            1.226          5,064,535
                                                     2002        1.153            0.896          5,190,545
                                                     2001        1.234            1.153          4,341,451
                                                     2000        1.037            1.234            948,161
                                                     1999        1.000            1.037             12,938

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.009            1.036            176,532
                                                     2005        0.998            1.009            211,063
                                                     2004        1.000            0.998            208,879
                                                     2003        1.000            1.000            151,638

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Aggressive Growth Subaccount (11/99)....  2006        1.382            1.484          6,197,738
                                                     2005        1.254            1.382          6,511,100
                                                     2004        1.155            1.254          6,703,487
                                                     2003        0.870            1.155          6,716,858
                                                     2002        1.309            0.870          6,378,946
                                                     2001        1.382            1.309          6,108,454
                                                     2000        1.210            1.382          3,182,829
                                                     1999        1.000            1.210             74,420

  LMPVPIII High Income Subaccount (11/99)..........  2006        1.163            1.274          1,624,826
                                                     2005        1.148            1.163          2,132,932
                                                     2004        1.053            1.148          2,334,370
                                                     2003        0.837            1.053          2,428,714
                                                     2002        0.876            0.837          1,743,696
                                                     2001        0.922            0.876          1,352,081
                                                     2000        1.016            0.922            746,254
                                                     1999        1.000            1.016             83,518

  LMPVPIII International All Cap Growth Subaccount
  (11/99)..........................................  2006        0.730            0.907          1,292,084
                                                     2005        0.662            0.730          1,639,709
                                                     2004        0.569            0.662          1,842,648
                                                     2003        0.452            0.569          1,815,361
                                                     2002        0.617            0.452          3,924,462
                                                     2001        0.908            0.617          2,412,874
                                                     2000        1.207            0.908          1,959,090
                                                     1999        1.000            1.207             69,739

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        0.962            0.993          4,264,465
                                                     2005        0.926            0.962          5,416,358
                                                     2004        0.935            0.926          5,908,117
                                                     2003        0.642            0.935          6,283,234
                                                     2002        0.865            0.642          6,310,650
                                                     2001        1.001            0.865          7,117,413
                                                     2000        1.090            1.001          4,125,697
                                                     1999        1.000            1.090            241,754

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Large Cap Value Subaccount (11/99)......  2006        1.038            1.212          1,929,103
                                                     2005        0.988            1.038          2,394,785
                                                     2004        0.904            0.988          2,741,825
                                                     2003        0.718            0.904          3,144,755
                                                     2002        0.975            0.718          3,249,278
                                                     2001        1.076            0.975          3,409,971
                                                     2000        0.964            1.076          1,620,470
                                                     1999        1.000            0.964             99,981

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.444            1.636          1,828,573
                                                     2005        1.351            1.444          2,332,375
                                                     2004        1.239            1.351          2,541,200
                                                     2003        0.967            1.239          2,871,249
                                                     2002        1.211            0.967          2,868,310
                                                     2001        1.364            1.211          2,654,148
                                                     2000        1.172            1.364          1,154,540
                                                     1999        1.000            1.172             26,517

  LMPVPIII Money Market Subaccount (11/99).........  2006        1.082            1.117          2,945,674
                                                     2005        1.066            1.082          2,938,244
                                                     2004        1.070            1.066          4,027,153
                                                     2003        1.077            1.070          5,977,716
                                                     2002        1.078            1.077          7,333,450
                                                     2001        1.053            1.078         10,629,210
                                                     2000        1.006            1.053          2,727,512
                                                     1999        1.000            1.006             25,456

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.506            1.690          1,119,146
                                                     2005        1.450            1.506          1,204,224
                                                     2004        1.377            1.450          1,865,334
                                                     2003        1.062            1.377          1,260,241
                                                     2002        1.000            1.062            146,807

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.333            1.455            816,381
                                                     2005        1.296            1.333          1,031,980
                                                     2004        1.250            1.296          1,808,241
                                                     2003        1.039            1.250          2,075,139
                                                     2002        1.000            1.039            107,743

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.597            1.816            241,965
                                                     2005        1.519            1.597            316,339
                                                     2004        1.395            1.519            417,889
                                                     2003        1.075            1.395            183,455
                                                     2002        1.000            1.075             11,968

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.467            1.626             87,249
                                                     2005        1.435            1.467             84,904
                                                     2004        1.362            1.435             90,870
                                                     2003        1.070            1.362             54,011
                                                     2002        1.000            1.070                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.411            1.634            292,771
                                                     2005        1.385            1.411            289,711
                                                     2004        1.245            1.385            191,146
                                                     2003        1.000            1.245             52,729

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.649            1.827            499,076
                                                     2005        1.543            1.649            571,572
                                                     2004        1.260            1.543            316,299
                                                     2003        1.000            1.260            163,255

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        0.899            0.954            802,858

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.278            1.365                 63

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.526            1.685            578,961

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.311            1.347             32,297

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.078            731,139

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.074             12,046

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.997            0.987            537,393

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.287            1.280                 --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.276            1.413            169,499

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.223             46,038

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.484            1.599            100,661

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.097            1.157                966

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.134            1.177            410,556

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.031            364,618

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.905            0.885          1,675,827

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.213            1.261          1,648,925

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        0.735            0.757            980,032

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        0.801            0.814          4,320,504

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.302            1.338          1,021,876

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.062                 80

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.045                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.051                 --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.057            417,597

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.062             97,336

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.411            1.511          4,820,119

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.053            270,023

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.071          2,480,732

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.136            1.129          1,200,644
                                                     2005        1.127            1.136          1,179,052
                                                     2004        1.049            1.127            715,250
                                                     2003        1.000            1.049            202,392

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.231            1.262          3,931,019
                                                     2005        1.218            1.231          4,017,299
                                                     2004        1.176            1.218          4,403,863
                                                     2003        1.134            1.176          5,407,443
                                                     2002        1.054            1.134          3,419,880
                                                     2001        1.000            1.054            434,773

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01)...........................................  2006        0.821            0.900             18,500
                                                     2005        0.775            0.821             50,122
                                                     2004        0.730            0.775             54,534
                                                     2003        0.560            0.730             84,884
                                                     2002        0.806            0.560             56,378
                                                     2001        1.000            0.806             22,514

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.124            1.417            275,784
                                                     2005        1.014            1.124            175,115
                                                     2004        0.884            1.014            151,194
                                                     2003        0.697            0.884            181,635
                                                     2002        0.858            0.697             86,812
                                                     2001        1.000            0.858             14,691

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.709            1.978            509,238
                                                     2005        1.617            1.709            649,038
                                                     2004        1.298            1.617            556,757
                                                     2003        0.879            1.298            531,891
                                                     2002        1.089            0.879            332,783
                                                     2001        1.000            1.089             71,890

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01)...........................................  2006        0.936            0.997                 --
                                                     2005        0.872            0.936            572,111
                                                     2004        0.829            0.872            576,619
                                                     2003        0.650            0.829            515,789
                                                     2002        0.865            0.650            381,876
                                                     2001        1.000            0.865            136,035

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Equity Income Subaccount (11/99).......  2006        1.238            1.302                 --
                                                     2005        1.200            1.238          1,150,485
                                                     2004        1.107            1.200          1,302,083
                                                     2003        0.855            1.107          1,414,340
                                                     2002        1.006            0.855          1,406,171
                                                     2001        1.092            1.006          1,135,718
                                                     2000        1.013            1.092            562,016
                                                     1999        1.000            1.013             19,805

  Travelers Large Cap Subaccount (11/99)...........  2006        0.776            0.801                 --
                                                     2005        0.724            0.776          2,475,830
                                                     2004        0.688            0.724          2,686,679
                                                     2003        0.559            0.688          2,365,088
                                                     2002        0.734            0.559          1,889,763
                                                     2001        0.900            0.734          1,809,999
                                                     2000        1.066            0.900          1,406,663
                                                     1999        1.000            1.066            559,758

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.112            1.183                 --
                                                     2005        1.046            1.112                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.022            1.027                 --
                                                     2005        1.000            1.022                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)................................  2006        1.056            1.095                 --
                                                     2005        1.000            1.056            374,123

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.090            1.138                 --
                                                     2005        1.017            1.090              1,676

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05)...................  2006        1.033            1.054                 --
                                                     2005        1.012            1.033                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Income Subaccount (11/99)......  2006        1.223            1.213                 --
                                                     2005        1.222            1.223          1,837,264
                                                     2004        1.204            1.222          2,064,785
                                                     2003        1.125            1.204          2,671,175
                                                     2002        1.115            1.125          2,210,799
                                                     2001        1.059            1.115          1,539,696
                                                     2000        0.994            1.059            598,018
                                                     1999        1.000            0.994              2,445

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        0.846            0.899                 --
                                                     2005        0.765            0.846            832,892
                                                     2004        0.669            0.765            902,689
                                                     2003        0.559            0.669          1,037,347
                                                     2002        0.757            0.559          1,151,010
                                                     2001        0.989            0.757          1,231,361
                                                     2000        1.061            0.989            745,993
                                                     1999        1.000            1.061             54,286

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/02)...........................................  2006        0.854            0.905                 --
                                                     2005        0.840            0.854          2,149,152
                                                     2004        0.745            0.840                 --
                                                     2003        0.551            0.745                 --
                                                     2002        0.627            0.551                 --

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.365            1.411                 --
                                                     2005        1.343            1.365          5,950,051
                                                     2004        1.221            1.343          6,935,849
                                                     2003        1.061            1.221          7,058,378
                                                     2002        1.135            1.061          6,681,829
                                                     2001        1.150            1.135          5,208,923
                                                     2000        0.999            1.150          1,871,925
                                                     1999        1.000            0.999            340,973

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.180            1.276                 --
                                                     2005        1.123            1.180            111,233
                                                     2004        0.973            1.123                 --

  Travelers Mondrian International Stock Subaccount
  (8/02)...........................................  2006        1.327            1.526                 --
                                                     2005        1.228            1.327            487,540
                                                     2004        1.074            1.228            213,304
                                                     2003        0.846            1.074            132,493
                                                     2002        0.846            0.846                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.397            1.484                 --
                                                     2005        1.336            1.397             80,615
                                                     2004        1.218            1.336             29,247
                                                     2003        1.000            1.218              1,217

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.041            1.097                 --
                                                     2005        1.000            1.041                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.122            1.134                 --
                                                     2005        1.096            1.122            178,366
                                                     2004        0.983            1.096              4,688

  Travelers Strategic Equity Subaccount (11/99)....  2006        0.735            0.767                 --
                                                     2005        0.729            0.735          3,959,355
                                                     2004        0.670            0.729          4,739,501
                                                     2003        0.512            0.670          5,209,330
                                                     2002        0.782            0.512          5,951,879
                                                     2001        0.914            0.782          6,226,561
                                                     2000        1.132            0.914          5,313,349
                                                     1999        1.000            1.132            774,589

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.117            1.287                 --
                                                     2005        1.000            1.117                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.113            1.278                 --
                                                     2005        1.005            1.113                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)..........................................  2006        0.707            0.735                 --
                                                     2005        0.664            0.707          1,132,758
                                                     2004        0.648            0.664          1,374,668
                                                     2003        0.523            0.648          1,519,148
                                                     2002        0.750            0.523          1,585,903
                                                     2001        0.964            0.750          1,863,264
                                                     2000        1.145            0.964          1,841,630
                                                     1999        1.000            1.145            168,261

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).......................................  2006        0.760            0.772          2,338,320
                                                     2005        0.714            0.760          2,558,794
                                                     2004        0.675            0.714          3,451,906
                                                     2003        0.537            0.675          3,851,217
                                                     2002        0.806            0.537          4,114,292
                                                     2001        1.193            0.806          4,788,151
                                                     2000        1.345            1.193          4,177,551
                                                     1999        1.000            1.345            148,853

Variable Insurance Products Fund
  VIP Contrafund< Subaccount (Service Class)
  (11/99)..........................................  2006        1.349            1.486          1,625,120
                                                     2005        1.169            1.349          1,434,113
                                                     2004        1.027            1.169          1,360,757
                                                     2003        0.811            1.027          1,395,025
                                                     2002        0.907            0.811          1,251,130
                                                     2001        1.048            0.907          1,396,683
                                                     2000        1.138            1.048            866,413
                                                     1999        1.000            1.138             68,187

  VIP Mid Cap Subaccount (Service Class 2) (5/02)..  2006        1.678            1.861            933,812
                                                     2005        1.440            1.678            847,801
                                                     2004        1.170            1.440            775,423
                                                     2003        0.857            1.170            533,777
                                                     2002        1.000            0.857             89,941




                         SEPARATE ACCOUNT CHARGES 2.25%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.075             27,764

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        1.258            1.319                 --
                                                     2005        1.218            1.258             27,570
                                                     2004        1.178            1.218             33,748
                                                     2003        0.963            1.178             26,411
                                                     2002        1.000            0.963                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.380            1.440                 --
                                                     2005        1.349            1.380          1,344,238
                                                     2004        1.241            1.349          1,236,732
                                                     2003        0.960            1.241            854,793
                                                     2002        1.000            0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.360            1.321                 --
                                                     2005        1.211            1.360            468,337
                                                     2004        1.143            1.211            459,945
                                                     2003        0.948            1.143            168,663
                                                     2002        1.000            0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.612            1.898          5,800,969
                                                     2005        1.445            1.612          6,040,065
                                                     2004        1.302            1.445          5,306,790
                                                     2003        0.984            1.302          2,711,712
                                                     2002        1.000            0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.606            1.730         18,281,097
                                                     2005        1.413            1.606         20,721,963
                                                     2004        1.285            1.413         18,572,237
                                                     2003        0.960            1.285         10,866,088
                                                     2002        1.000            0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.404            1.582         20,782,470
                                                     2005        1.357            1.404         24,301,428
                                                     2004        1.257            1.357         22,621,936
                                                     2003        0.971            1.257         13,557,952
                                                     2002        1.000            0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02).................  2006        1.597            1.577                 --
                                                     2005        1.382            1.597            178,408
                                                     2004        1.183            1.382             70,171
                                                     2003        0.968            1.183             62,961
                                                     2002        1.000            0.968                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02)...........................................  2006        1.773            2.300                 --
                                                     2005        1.692            1.773            636,759
                                                     2004        1.317            1.692            544,495
                                                     2003        1.005            1.317            376,157
                                                     2002        1.000            1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.291            1.401                 --
                                                     2005        1.199            1.291            526,467
                                                     2004        1.073            1.199            434,954
                                                     2003        0.996            1.073             14,159

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.289            1.433                 --
                                                     2005        1.197            1.289            593,796
                                                     2004        1.067            1.197            372,299
                                                     2003        1.016            1.067             10,036

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.030            1.190            882,488
                                                     2005        0.984            1.030            535,471

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).....................  2006        1.452            1.543          2,136,420
                                                     2005        1.417            1.452          2,752,422
                                                     2004        1.300            1.417          2,926,013
                                                     2003        0.969            1.300          2,045,532
                                                     2002        1.000            0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)........................................  2006        1.448            1.676                 --
                                                     2005        1.340            1.448          6,323,482
                                                     2004        1.217            1.340          5,186,994
                                                     2003        0.994            1.217          3,312,164
                                                     2002        1.000            0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.188            2.740            975,031
                                                     2005        1.756            2.188          1,150,213
                                                     2004        1.440            1.756            862,804
                                                     2003        1.000            1.440            368,517

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.596            1.895          3,846,907
                                                     2005        1.481            1.596          4,394,621
                                                     2004        1.278            1.481          3,889,690
                                                     2003        0.989            1.278          2,193,501
                                                     2002        1.000            0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02).................................  2006        1.524            1.815                 --
                                                     2005        1.431            1.524            923,889
                                                     2004        1.262            1.431            431,766
                                                     2003        0.976            1.262             87,223
                                                     2002        1.000            0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.671            1.851            256,336
                                                     2005        1.525            1.671            325,878
                                                     2004        1.295            1.525            302,452
                                                     2003        0.983            1.295            210,735
                                                     2002        1.000            0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.517            1.693                 --
                                                     2005        1.492            1.517            808,709
                                                     2004        1.328            1.492            733,265
                                                     2003        1.018            1.328            316,143

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        1.147            1.323            769,482
                                                     2005        1.175            1.147            958,647
                                                     2004        1.163            1.175          1,090,467
                                                     2003        0.963            1.163            803,964
                                                     2002        1.000            0.963                 --

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.318            1.383            433,647
                                                     2005        1.268            1.318            415,196
                                                     2004        1.260            1.268            418,070
                                                     2003        0.960            1.260            343,672
                                                     2002        1.000            0.960                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.568            1.731            642,308
                                                     2005        1.529            1.568          1,925,628
                                                     2004        1.353            1.529          1,431,235
                                                     2003        0.974            1.353          1,932,845
                                                     2002        1.000            0.974                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.406            1.624          1,686,838
                                                     2005        1.382            1.406          2,300,359
                                                     2004        1.305            1.382          3,268,365
                                                     2003        0.960            1.305          1,724,848
                                                     2002        1.000            0.960                 --

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.394            1.612          1,272,625
                                                     2005        1.338            1.394          2,512,286
                                                     2004        1.240            1.338          2,820,016
                                                     2003        0.958            1.240          1,330,720
                                                     2002        1.000            0.958                 --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.630            1.797          1,035,131
                                                     2005        1.589            1.630          2,239,133
                                                     2004        1.412            1.589          1,763,283
                                                     2003        0.970            1.412            943,187
                                                     2002        1.000            0.970                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)..........  2006        1.290            1.448          4,498,552
                                                     2005        1.265            1.290          5,498,706
                                                     2004        1.190            1.265          5,459,813
                                                     2003        0.977            1.190          3,761,358
                                                     2002        1.000            0.977                 --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)..........................................  2006        1.155            1.190          2,077,266
                                                     2005        1.152            1.155          2,949,751
                                                     2004        1.103            1.152          3,285,089
                                                     2003        1.010            1.103          2,322,848
                                                     2002        1.000            1.010                 --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        1.327            1.493          2,504,987
                                                     2005        1.302            1.327          3,053,694
                                                     2004        1.208            1.302          2,973,725
                                                     2003        0.967            1.208          2,335,616
                                                     2002        1.000            0.967                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPII Fundamental Value Subaccount (12/99).....  2006        1.419            1.621          5,899,451
                                                     2005        1.385            1.419          7,877,497
                                                     2004        1.309            1.385          7,968,858
                                                     2003        0.966            1.309          5,155,503
                                                     2002        1.000            0.966                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.987            1.005          1,820,690
                                                     2005        0.986            0.987          2,056,662
                                                     2004        0.997            0.986          1,044,555
                                                     2003        1.000            0.997            143,635

  LMPVPIII Aggressive Growth Subaccount (11/99)....  2006        1.467            1.561         10,877,430
                                                     2005        1.344            1.467         14,276,616
                                                     2004        1.250            1.344         13,826,694
                                                     2003        0.951            1.250          8,499,681
                                                     2002        1.000            0.951                 --

  LMPVPIII High Income Subaccount (11/99)..........  2006        1.361            1.476          4,612,855
                                                     2005        1.356            1.361          6,386,240
                                                     2004        1.256            1.356          7,788,209
                                                     2003        1.007            1.256          6,592,357
                                                     2002        1.000            1.007                 --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)..........................................  2006        1.546            1.903             96,922
                                                     2005        1.416            1.546            147,388
                                                     2004        1.228            1.416            135,869
                                                     2003        0.986            1.228             94,348
                                                     2002        1.000            0.986                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        1.378            1.409          4,426,285
                                                     2005        1.339            1.378          5,680,350
                                                     2004        1.365            1.339          6,645,934
                                                     2003        0.946            1.365          5,833,245
                                                     2002        1.000            0.946                 --

  LMPVPIII Large Cap Value Subaccount (11/99)......  2006        1.362            1.575             80,692
                                                     2005        1.308            1.362            175,335
                                                     2004        1.209            1.308            191,036
                                                     2003        0.969            1.209            190,901
                                                     2002        1.000            0.969                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.417            1.591          2,036,725
                                                     2005        1.338            1.417          2,346,996
                                                     2004        1.239            1.338          2,431,535
                                                     2003        0.977            1.239          1,359,130
                                                     2002        1.000            0.977                 --

  LMPVPIII Money Market Subaccount (11/99).........  2006        0.975            0.998          4,229,317
                                                     2005        0.970            0.975          4,465,139
                                                     2004        0.984            0.970          4,211,420
                                                     2003        0.999            0.984          1,823,049
                                                     2002        1.000            0.999                 --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.337            1.485         32,001,511
                                                     2005        1.299            1.337         43,926,576
                                                     2004        1.245            1.299         46,071,792
                                                     2003        0.969            1.245         27,451,413
                                                     2002        1.000            0.969                 --

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.222            1.320         22,674,396
                                                     2005        1.199            1.222         33,731,401
                                                     2004        1.168            1.199         36,358,325
                                                     2003        0.979            1.168         21,544,810
                                                     2002        1.000            0.979                 --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.390            1.566          6,002,840
                                                     2005        1.335            1.390          6,579,990
                                                     2004        1.238            1.335          6,146,467
                                                     2003        0.962            1.238          2,247,747
                                                     2002        1.000            0.962                 --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.282            1.407          2,933,449
                                                     2005        1.266            1.282          3,977,421
                                                     2004        1.213            1.266          4,007,483
                                                     2003        0.961            1.213          2,004,819
                                                     2002        1.000            0.961                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.376            1.578          3,575,243
                                                     2005        1.363            1.376          4,573,722
                                                     2004        1.237            1.363          4,464,326
                                                     2003        1.021            1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.608            1.764          3,681,763
                                                     2005        1.519            1.608          4,969,282
                                                     2004        1.252            1.519          4,181,113
                                                     2003        1.012            1.252          1,952,789

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.516            1.599            283,349

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.266            1.344            107,778

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.749            1.919          1,801,813

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.577            1.610            104,121

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.071          8,273,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.438            1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.276            1.261              5,594

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.252            1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.215          1,398,702

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.443            1.544            364,214

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.088            1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.113            1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.549            1.506            542,114

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.059            1.095          3,074,482

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.316            1.347            123,841

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.341            1.353            795,413

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.414            1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.045             83,828

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.055          1,022,330

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.269            1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.064            762,350

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.108            1.091          3,655,869
                                                     2005        1.110            1.108          5,187,938
                                                     2004        1.042            1.110          4,627,736
                                                     2003        1.002            1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.067            1.084         14,104,668
                                                     2005        1.066            1.067         18,327,374
                                                     2004        1.039            1.066         16,972,145
                                                     2003        1.012            1.039         11,776,640
                                                     2002        1.000            1.012                 --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01)...........................................  2006        1.364            1.481             23,399
                                                     2005        1.301            1.364             23,720
                                                     2004        1.237            1.301             24,067
                                                     2003        0.958            1.237              4,520
                                                     2002        1.000            0.958                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.557            1.945            613,728
                                                     2005        1.420            1.557            684,925
                                                     2004        1.249            1.420            694,523
                                                     2003        0.994            1.249            639,013
                                                     2002        1.000            0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.846            2.117            919,366
                                                     2005        1.764            1.846          1,216,084
                                                     2004        1.429            1.764          1,053,707
                                                     2003        0.977            1.429            798,826
                                                     2002        1.000            0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01)...........................................  2006        1.353            1.438                 --
                                                     2005        1.273            1.353            426,620
                                                     2004        1.222            1.273            440,506
                                                     2003        0.967            1.222            259,207
                                                     2002        1.000            0.967                 --

  Travelers Equity Income Subaccount (11/99).......  2006        1.349            1.414                 --
                                                     2005        1.320            1.349          3,382,218
                                                     2004        1.229            1.320          3,622,957
                                                     2003        0.958            1.229          2,689,774
                                                     2002        1.000            0.958                 --

  Travelers Large Cap Subaccount (11/99)...........  2006        1.304            1.341                 --
                                                     2005        1.227            1.304            657,890
                                                     2004        1.178            1.227            684,784
                                                     2003        0.966            1.178            533,101
                                                     2002        1.000            0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.105            1.173                 --
                                                     2005        1.045            1.105            155,229

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.017            1.018                 --
                                                     2005        1.000            1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)................................  2006        1.050            1.086                 --
                                                     2005        1.000            1.050          1,072,581

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.083            1.127                 --
                                                     2005        1.017            1.083            340,812

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05)...................  2006        1.028            1.045                 --
                                                     2005        1.010            1.028                 --

  Travelers Managed Income Subaccount (11/99)......  2006        1.072            1.059                 --
                                                     2005        1.081            1.072          3,736,527
                                                     2004        1.075            1.081          4,402,977
                                                     2003        1.014            1.075          3,045,120
                                                     2002        1.000            1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        1.431            1.516                 --
                                                     2005        1.306            1.431            361,918
                                                     2004        1.153            1.306            402,434
                                                     2003        0.973            1.153            231,169
                                                     2002        1.000            0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/02)...........................................  2006        1.467            1.549                 --
                                                     2005        1.456            1.467            655,157
                                                     2004        1.305            1.456            309,694
                                                     2003        0.974            1.305            225,887
                                                     2002        1.000            0.974                 --

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.232            1.269                 --
                                                     2005        1.224            1.232         14,704,878
                                                     2004        1.123            1.224         13,582,482
                                                     2003        0.986            1.123          8,894,291
                                                     2002        1.000            0.986                 --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.162            1.252                 --
                                                     2005        1.116            1.162            648,332
                                                     2004        0.972            1.116             53,025

  Travelers Mondrian International Stock Subaccount
  (8/02)...........................................  2006        1.526            1.749                 --
                                                     2005        1.425            1.526          1,911,295
                                                     2004        1.259            1.425          1,619,278
                                                     2003        1.001            1.259            577,731
                                                     2002        1.000            1.001                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.363            1.443                 --
                                                     2005        1.315            1.363            402,347
                                                     2004        1.210            1.315            411,090
                                                     2003        1.022            1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.036            1.088                 --
                                                     2005        1.000            1.036             44,982

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.104            1.113                 --
                                                     2005        1.089            1.104            385,841
                                                     2004        0.982            1.089             89,761

  Travelers Strategic Equity Subaccount (11/99)....  2006        1.351            1.407                 --
                                                     2005        1.354            1.351            471,329
                                                     2004        1.256            1.354            494,070
                                                     2003        0.969            1.256            432,677
                                                     2002        1.000            0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.111            1.276                 --
                                                     2005        1.000            1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.106            1.266                 --
                                                     2005        1.005            1.106              4,691

  Travelers Van Kampen Enterprise Subaccount
  (11/99)..........................................  2006        1.270            1.316                 --
                                                     2005        1.205            1.270            115,076
                                                     2004        1.186            1.205            112,791
                                                     2003        0.966            1.186            100,752
                                                     2002        1.000            0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).......................................  2006        1.319            1.327            451,467
                                                     2005        1.250            1.319            507,517
                                                     2004        1.195            1.250            506,602
                                                     2003        0.959            1.195            456,247
                                                     2002        1.000            0.959                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)..........................................  2006        1.603            1.749          2,570,198
                                                     2005        1.403            1.603          2,800,005
                                                     2004        1.244            1.403          2,137,831
                                                     2003        0.991            1.244          1,545,964
                                                     2002        1.000            0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)..  2006        1.875            2.061          3,138,337
                                                     2005        1.625            1.875          3,596,046
                                                     2004        1.333            1.625          3,135,990
                                                     2003        0.986            1.333          1,911,507
                                                     2002        1.000            0.986                 --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.


Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each Underlying Fund and, where applicable, the former name and new name of the Trust of which the Underlying Fund is part.

ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Capital and
     Discipline Portfolio -- Balanced All Cap       Income Portfolio
     Growth and Value Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Janus Capital Appreciation Portfolio         Janus Forty Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable International   Legg Mason Partners Variable International
     All Cap Growth Portfolio                       All Cap Opportunity Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio             BlackRock Large-Cap Core Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST               VAN KAMPEN LIFE INSURANCE TRUST
  Emerging Growth Portfolio                    Strategic Growth Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds and/or were reorganized into a new trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Dividend        Legg Mason Partners Variable Dividend
     Strategy Portfolio                             Strategy Portfolio
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Premier         Legg Mason Partners Variable Aggressive
     Selections All Cap                             Growth Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap         Legg Mason Partners Variable Fundamental
     Portfolio --                                   Value Portfolio
     Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors       Legg Mason Partners Variable Investors
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Portfolio                               Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Diversified     Legg Mason Partners Variable Diversified
     Strategic Income Portfolio                     Strategic Income Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Equity Index    Legg Mason Partners Variable Equity Index
     Portfolio                                      Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Fundamental     Legg Mason Partners Variable Fundamental
     Value Portfolio                                Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Adjustable      Legg Mason Partners Variable Adjustable Rate
     Rate Income Portfolio                          Income Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio                               Growth Portfolio -- Class I

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable International   Legg Mason Partners Variable International
     All Cap Opportunity Portfolio                  All Cap Opportunity Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable High Income     Legg Mason Partners Variable High Income
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio                               Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Investors
     Value Portfolio                                Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Mid Cap Core    Legg Mason Partners Variable Mid Cap Core
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Money Market    Legg Mason Partners Variable Money Market
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Capital and     Legg Mason Partners Variable Capital and
     Income Portfolio                               Income Portfolio -- Class II
LEGG MASON VARIABLE PORTFOLIOS IV              LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Multiple
     Discipline Portfolio -- All Cap Growth         Discipline Portfolio -- All Cap Growth
     and Value                                      and Value
LEGG MASON VARIABLE PORTFOLIOS IV              LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Large Cap Growth       Discipline Portfolio -- Large Cap Growth
     and Value                                      and Value
LEGG MASON VARIABLE PORTFOLIOS IV              LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Global All Cap         Discipline Portfolio -- Global All Cap
     Growth and Value                               Growth and Value
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V      LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
                                                 INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Opportunities Portfolio                 Portfolio -- Class I
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Pioneer Mid-Cap Value Portfolio -- Class A   Lazard Mid-Cap Portfolio -- Class B


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


AIM VARIABLE INSURANCE FUNDS                   METROPOLITAN SERIES FUND, INC.
  AIM V.I. Core Equity Fund -- Series I        Capital Guardian U.S. Equity
                                                    Portfolio -- Class A
LAZARD RETIREMENT SERIES, INC.                 MET INVESTORS SERIES TRUST
  Lazard Retirement Small Cap                  Third Avenue Small Cap Value
     Portfolio -- Service Shares                    Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Lord Abbett Series Growth and Income         Lord Abbett Growth and Income
     Portfolio -- Class VC                          Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Lord Abbett Series Mid Cap Value             Lord Abbett Mid-Cap Value Portfolio -- Class
     Portfolio -- Class VC                          B
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
  Real Return Portfolio -- Administrative      PIMCO Inflation Protected Bond
     Class                                          Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT International Equity               MFS(R) Research International
     Fund -- Class IB                               Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Small Cap Value Fund -- Class IB   Third Avenue Small Cap Value
                                                    Portfolio -- Class B



UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


FORMER UNDERLYING FUND SHARE CLASS                    NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class  BlackRock Large-Cap Core Portfolio -- Class E
     A

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 30, 2007 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut/MetLife Life and Annuity Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-03-85, and for the MetLife Life and Annuity Company of Connecticut Statement of Additional Information please request MLAC-Book-03-85.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-03-85

[ ] MLAC-Book-03-85

                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY
           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

This prospectus describes VINTAGE II (SERIES II) VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 30, 2007 are:




AMERICAN FUNDS INSURANCE SERIES -- CLASS 2       MET INVESTORS SERIES TRUST
  American Funds Global Growth Fund                BlackRock Large-Cap Core Portfolio -- Class
  American Funds Growth Fund                       E
  American Funds Growth-Income Fund                Dreman Small-Cap Value Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Harris Oakmark International
  VIP Contrafund(R) Portfolio -- Service           Portfolio -- Class A
  Class                                            Janus Forty Portfolio -- Class A
  VIP Mid Cap Portfolio -- Service Class 2         Lazard Mid-Cap Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Lord Abbett Growth and Income
  TRUST -- CLASS 2                                 Portfolio -- Class B
  Franklin Income Securities Fund                  Lord Abbett Mid-Cap Value
  Templeton Developing Markets Securities          Portfolio -- Class B
  Fund                                             Met/AIM Capital Appreciation
  Templeton Foreign Securities Fund                Portfolio -- Class A
JANUS ASPEN SERIES -- SERVICE SHARES               Met/AIM Small Cap Growth Portfolio -- Class
  Mid Cap Growth Portfolio                         A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          MFS(R) Value Portfolio -- Class A
  Legg Mason Partners Variable Aggressive          Neuberger Berman Real Estate
  Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        PIMCO Inflation Protected Bond
  Portfolio -- Class I                             Portfolio -- Class A
  Legg Mason Partners Variable Capital and         Pioneer Fund Portfolio -- Class A
  Income Portfolio -- Class II                     Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Equity Index        A
  Portfolio -- Class II                            Third Avenue Small Cap Value
  Legg Mason Partners Variable Fundamental         Portfolio -- Class B
  Value Portfolio -- Class I                     METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Investors           BlackRock Aggressive Growth
  Portfolio -- Class I                             Portfolio -- Class D
  Legg Mason Partners Variable Large Cap           BlackRock Bond Income Portfolio -- Class E
  Growth Portfolio -- Class I                      Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core        Portfolio -- Class A
  Portfolio -- Class I                             FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Multiple            FI Value Leaders Portfolio -- Class D
  Discipline Portfolio -- All Cap Growth and       MFS(R)  Total Return Portfolio -- Class F
  Value                                            Oppenheimer Global Equity
  Legg Mason Partners Variable Multiple            Portfolio -- Class B
  Discipline Portfolio -- Global All Cap         PIMCO VARIABLE INSURANCE
  Growth and Value                                 TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Multiple            Total Return Portfolio
  Discipline Portfolio -- Large Cap Growth
  and Value                                      METROPOLITAN SERIES FUND, INC.- ASSET
LEGG MASON PARTNERS VARIABLE INCOME TRUST          ALLOCATION
  Legg Mason Partners Variable Adjustable        PORTFOLIOS -- CLASS B
  Rate Income Portfolio                            MetLife Conservative Allocation Portfolio
  Legg Mason Partners Variable High Income         MetLife Conservative to Moderate Allocation
  Portfolio                                        Portfolio
  Legg Mason Partners Variable Money Market        MetLife Moderate Allocation Portfolio
  Portfolio                                        MetLife Moderate to Aggressive Allocation
                                                   Portfolio
                                                   MetLife Aggressive Allocation Portfolio





-------

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract is no longer offered to new purchasers.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, call 1-800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................      3
Summary.................................      5
Fee Table...............................      9
Condensed Financial Information.........     14
The Annuity Contract....................     14
  Contract Owner Inquiries..............     15
  Purchase Payments.....................     15
  Accumulation Units....................     15
  The Variable Funding Options..........     16
Fixed Account...........................     20
Charges and Deductions..................     21
  General...............................     21
  Withdrawal Charge.....................     21
  Free Withdrawal Allowance.............     22
  Transfer Charge.......................     22
  Administrative Charges................     22
  Mortality and Expense Risk Charge.....     22
  Variable Liquidity Benefit Charge.....     23
  Enhanced Stepped-Up Provision Charge..     23
  Guaranteed Minimum Withdrawal Benefit
     Charge.............................     23
  Guaranteed Minimum Accumulation
     Benefit Charge.....................     23
  Variable Funding Option Expenses......     23
  Premium Tax...........................     23
  Changes in Taxes Based upon Premium or
     Value..............................     23
Transfers...............................     24
  Market Timing/Excessive Trading.......     24
  Dollar Cost Averaging.................     26
Access to Your Money....................     27
  Systematic Withdrawals................     27
Ownership Provisions....................     28
  Types of Ownership....................     28
     Contract Owner.....................     28
     Beneficiary........................     28
     Annuitant..........................     28
Death Benefit...........................     29
  Death Proceeds before the Maturity
     Date...............................     29
  Enhanced Stepped-Up Provision.........     32
  Payment of Proceeds...................     32
  Spousal Contract Continuance..........     34
  Beneficiary Contract Continuance......     34
  Planned Death Benefit.................     35
  Death Proceeds after the Maturity
     Date...............................     35
Living Benefits.........................     36
  Guaranteed Minimum Withdrawal
     Benefit............................     36
  Guaranteed Minimum Accumulation
     Benefit............................     41
The Annuity Period......................     47
  Maturity Date.........................     47
  Allocation of Annuity.................     47
  Variable Annuity......................     47
  Fixed Annuity.........................     48
Payment Options.........................     48
  Election of Options...................     48
  Annuity Options.......................     48
  Variable Liquidity Benefit............     49
Miscellaneous Contract Provisions.......     49
  Right to Return.......................     49
  Termination...........................     49
  Required Reports......................     49
  Suspension of Payments................     50
The Separate Accounts...................     50
  Performance Information...............     50
Federal Tax Considerations..............     51
  General Taxation of Annuities.........     51
  Types of Contracts: Qualified and Non-
     qualified..........................     52
     Qualified Annuity Contracts........     52
     Taxation of Qualified Annuity
       Contracts........................     52
     Mandatory Distributions for
       Qualified Plans..................     52
     Individual Retirement Annuities....     53
     Roth IRAs..........................     54
     TSAs (ERISA and non-ERISA).........     54
  Non-qualified Annuity Contracts.......     56
     Diversification Requirements for
       Variable Annuities...............     57
     Ownership of the Investments.......     57
     Taxation of Death Benefit
       Proceeds.........................     57
  Other Tax Considerations..............     57
     Treatment of Charges for Optional
       Benefits.........................     57
     Puerto Rico Tax Considerations.....     58
     Non-Resident Aliens................     58
     Tax Credits and Deductions.........     58
Other Information.......................     59
  The Insurance Companies...............     59
  Financial Statements..................     59
  Distribution of Variable Annuity
     Contracts..........................     59
  Conformity with State and Federal
     Laws...............................     61
  Voting Rights.........................     61
  Restrictions on Financial
     Transactions.......................     61
  Legal Proceedings.....................     61
Appendix A: Condensed Financial
  Information for MetLife of CT Separate
  Account Nine..........................    A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Separate
  Account Ten...........................    B-1
Appendix C: Additional Information
  Regarding Underlying Funds............    C-1
Appendix D: The Fixed Account...........    D-1
Appendix E: Contents of the Statement of
  Additional Information................    E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is:
MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is, the Contract Owner, and a natural person, a trust established for the benefit of a natural person, or a charitable remainder trust.

                                    SUMMARY:

                     VINTAGE II (SERIES II) VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine "); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"). When we refer to the Separate Account, we are referring to either Separate Account Nine or Separate Account Ten, depending upon your issuing Company.

Contracts issued in your state may provide different features and benefits from and impose different costs (such as a waiver of the withdrawal charge on all Annuity Payments) than those described in this prospectus.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer offered to new purchasers. However, you may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit, 1.35% for the Step-Up Death Benefit, and 1.55% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after seven full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.15% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your

Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70(1)/(2) or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to them in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES



WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)





TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)





VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate The Annuity Payments.)


THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND FEES AND EXPENSES.

CONTRACT ADMINISTRATIVE CHARGES



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.15% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II , and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:


                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------


Mortality and Expense Risk Charge.........           1.25%(5)                  1.35%(5)                 1.55%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.40%                     1.50%                    1.70%
Optional E.S.P. Charge....................           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.55%                     1.65%                    1.85%
Optional GMAB Charge......................           0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................           1.90%                     2.00%                    2.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED(6).............           2.05%                     2.15%                    2.35%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.40%                     2.50%                    2.70%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.40%                     2.50%                    2.70%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.65%                     1.75%                    1.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.80%                     1.90%                    2.10%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio and amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                        MINIMUM   MAXIMUM
                                                                        -------   -------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service fees (12b-1) fees, and
other expenses).......................................................    .48%      1.72%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                     DISTRIBUTION              TOTAL    CONTRACTUAL FEE
                                                        AND/OR                 ANNUAL        WAIVER
                                         MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE    NET TOTAL ANNUAL
UNDERLYING FUND:                             FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   OPERATING EXPENSES*
----------------                         ----------  ------------  --------  ---------  ---------------  -------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth
     Fund -- Class 2...................     0.55%        0.25%       0.03%     0.83%           --         0.83%
  American Funds Growth Fund - Class
     2.................................     0.32%        0.25%       0.02%     0.59%           --         0.59%
  American Funds Growth-Income
     Fund -- Class 2...................     0.27%        0.25%       0.01%     0.53%           --         0.53%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
  VIP Contrafund(R)
     Portfolio -- Service Class........     0.57%        0.10%       0.09%     0.76%           --         0.76%
  VIP Mid Cap Portfolio -- Service
     Class 2...........................     0.57%        0.25%       0.11%     0.93%           --         0.93%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
  Franklin Income Securities
     Fund -- Class 2...................     0.46%        0.25%       0.01%     0.72%           --         0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund -- Class 2+.......     0.48%        0.25%       0.30%     1.03%         0.01%        1.02%(1)
  Templeton Developing Markets
     Securities Fund -- Class 2........     1.23%        0.25%       0.24%     1.72%           --         1.72%
  Templeton Foreign Securities
     Fund -- Class 2...................     0.63%        0.25%       0.18%     1.06%         0.03%        1.03%(1)
JANUS ASPEN SERIES
  Mid Cap Growth Portfolio -- Service
     Shares............................     0.64%        0.25%       0.06%     0.95%           --         0.95%
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++............     0.75%          --        0.02%     0.77%           --         0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio -- Class
     I.................................     0.70%          --        0.02%     0.72%           --         0.72%(2)
  Legg Mason Partners Variable Capital
     and Income Portfolio -- Class II..     0.75%        0.25%       0.06%     1.06%         0.11%        0.95%(3)
  Legg Mason Partners Variable Dividend
     Strategy Portfolio+++.............     0.65%          --        0.24%     0.89%           --         0.89%
  Legg Mason Partners Variable Equity
     Index Portfolio -- Class II.......     0.31%        0.25%       0.03%     0.59%           --         0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I..............     0.75%          --        0.02%     0.77%           --         0.77%
  Legg Mason Partners Variable
     Investors Portfolio -- Class I....     0.65%          --        0.07%     0.72%           --         0.72%
  Legg Mason Partners Variable Large
     Cap Growth Portfolio -- Class
     I++...............................     0.75%          --        0.04%     0.79%           --         0.79%
  Legg Mason Partners Variable Mid Cap
     Core Portfolio -- Class I++.......     0.75%          --        0.07%     0.82%           --         0.82%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- All Cap
     Growth and Value..................     0.75%        0.25%       0.05%     1.05%           --         1.05%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Global All
     Cap Growth and Value..............     0.75%        0.25%       0.09%     1.09%           --         1.09%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Large Cap
     Growth and Value..................     0.75%        0.25%       0.21%     1.21%           --         1.21%
  Legg Mason Partners Variable Small
     Cap Growth Portfolio -- Class I+..     0.75%          --        0.21%     0.96%           --         0.96%

                                                     DISTRIBUTION              TOTAL    CONTRACTUAL FEE
                                                        AND/OR                 ANNUAL        WAIVER
                                         MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE    NET TOTAL ANNUAL
UNDERLYING FUND:                             FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   OPERATING EXPENSES*
----------------                         ----------  ------------  --------  ---------  ---------------  -------------------

LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.......................     0.55%        0.25%       0.22%     1.02%           --         1.02%
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+........................     0.65%          --        0.08%     0.73%           --         0.73%
  Legg Mason Partners Variable High
     Income Portfolio++................     0.60%          --        0.06%     0.66%           --         0.66%
  Legg Mason Partners Variable Money
     Market Portfolio++................     0.45%          --        0.03%     0.48%           --         0.48%
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core
     Portfolio -- Class E..............     0.63%        0.15%       0.22%     1.00%           --         1.00%(4)(5)(6)(8)
  Dreman Small-Cap Value
     Portfolio -- Class A..............     0.82%          --        0.37%     1.19%         0.09%        1.10%(4)(7)(8)
  Harris Oakmark International
     Portfolio -- Class A..............     0.78%          --        0.13%     0.91%           --         0.91%(4)
  Janus Forty Portfolio -- Class A.....     0.65%          --        0.06%     0.71%           --         0.71%(4)(8)
  Lazard Mid-Cap Portfolio -- Class B..     0.70%        0.25%       0.06%     1.01%           --         1.01%(4)
  Lord Abbett Growth and Income
     Portfolio -- Class B..............     0.50%        0.25%       0.03%     0.78%           --         0.78%(4)
  Lord Abbett Mid-Cap Value
     Portfolio -- Class B..............     0.68%        0.25%       0.07%     1.00%           --         1.00%(4)
  Met/AIM Capital Appreciation
     Portfolio -- Class A++............     0.77%          --        0.09%     0.86%           --         0.86%(4)(5)(8)(9)
  Met/AIM Small Cap Growth
     Portfolio -- Class A..............     0.87%          --        0.06%     0.93%           --         0.93%(4)(5)
  MFS(R) Research International
     Portfolio -- Class B+.............     0.72%        0.25%       0.14%     1.11%           --         1.11%(4)
  MFS(R) Value Portfolio -- Class A....     0.73%          --        0.23%     0.96%           --         0.96%(4)(5)(8)
  Neuberger Berman Real Estate
     Portfolio -- Class A..............     0.64%          --        0.04%     0.68%           --         0.68%(4)
  PIMCO Inflation Protected Bond
     Portfolio -- Class A..............     0.50%          --        0.05%     0.55%           --         0.55%(4)
  Pioneer Fund Portfolio -- Class A....     0.75%          --        0.30%     1.05%         0.05%        1.00%(4)(7)(8)
  Pioneer Strategic Income
     Portfolio -- Class A++............     0.70%          --        0.12%     0.82%           --         0.82%(4)(5)(8)(9)
  Third Avenue Small Cap Value
     Portfolio -- Class B..............     0.74%        0.25%       0.04%     1.03%           --         1.03%(4)
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D..............     0.72%        0.10%       0.06%     0.88%           --         0.88%(10)
  BlackRock Bond Income
     Portfolio -- Class E..............     0.39%        0.15%       0.07%     0.61%         0.01%        0.60%(10)(11)
  Capital Guardian U.S. Equity
     Portfolio -- Class A..............     0.66%          --        0.06%     0.72%           --         0.72%(10)
  FI Large Cap Portfolio -- Class A....     0.78%          --        0.06%     0.84%           --         0.84%(10)
  FI Value Leaders Portfolio -- Class
     D.................................     0.64%        0.10%       0.07%     0.81%           --         0.81%(10)
  MFS(R) Total Return
     Portfolio -- Class F..............     0.53%        0.20%       0.05%     0.78%           --         0.78%(10)(12)
  Oppenheimer Global Equity
     Portfolio -- Class B..............     0.53%        0.25%       0.09%     0.87%           --         0.87%(10)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.............     0.60%        0.25%       0.08%     0.93%           --         0.93%(10)
PIMCO VARIABLE INSURANCE TRUST
  Total Return
     Portfolio -- Administrative
     Class.............................     0.25%          --        0.40%     0.65%           --         0.65%
VAN KAMPEN LIFE INVESTMENT TRUST
  Strategic Growth Portfolio -- Class
     I+................................     0.70%          --        0.08%     0.78%           --         0.78%




                                          DISTRIBUTION              TOTAL    CONTRACTUAL FEE
                                             AND/OR                 ANNUAL        WAIVER
                              MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE    NET TOTAL ANNUAL
UNDERLYING FUND:                  FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   OPERATING EXPENSES*
----------------              ----------  ------------  --------  ---------  ---------------  -------------------


METROPOLITAN SERIES FUND,
  INC. -- ASSET ALLOCATION
  PORTFOLIOS
  MetLife Aggressive
     Allocation Portfolio -
     Class B................     0.10%        0.25%       0.07%     0.42%         0.07%              0.35%
  MetLife Conservative
     Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.09%     0.44%         0.09%              0.35%
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.02%     0.37%         0.02%              0.35%

                                          DISTRIBUTION              TOTAL    CONTRACTUAL FEE
                                             AND/OR                 ANNUAL        WAIVER
                              MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE    NET TOTAL ANNUAL
UNDERLYING FUND:                  FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   OPERATING EXPENSES*
----------------              ----------  ------------  --------  ---------  ---------------  -------------------

  MetLife Moderate
     Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.01%     0.36%         0.01%              0.35%
  MetLife Moderate to
     Aggressive Allocation
     Portfolio -- Class B...     0.10%        0.25%       0.01%     0.36%         0.01%              0.35%


--------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus, or (4) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Fees and expenses for this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.

NOTES
(1) Other Expenses include 0.01% for the Franklin Small-Mid Cap Growth Securities Fund and 0.03% for the Templeton Foreign Securities Fund of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(2) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(3) Management has contractually agreed to waive fees and/or reimburse expenses to limit Total Annual Operating Expenses to 0.95% until May 1, 2008.
(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(5) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of Class A shares of the Portfolio.
(7) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses, excluding 12b-1 fees to 1.10% for Dreman Small-Cap Value Portfolio and 1.00% for Pioneer Fund Portfolio.
(8) Other expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(9) Effective November 1, 2006, the Portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(10) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(13) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Contract and Policy Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract or Policy Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers, LLC. (See the fund prospectus for a description of each Portfolio's target allocation.)

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).


                                                IF CONTRACT IS SURRENDERED AT THE         IF CONTRACT IS NOT SURRENDERED OR
                                                      END OF PERIOD SHOWN:               ANNUITIZED AT END OF PERIOD SHOWN:
                                         ----------------------------------------------  ----------------------------------
FUNDING OPTION                             1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS
--------------                           ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with Maximum Total
Annual Operating Expenses..............    $1,063      $1,931      $2,773      $4,674       $463       $1,391      $2,323
Underlying Fund with Minimum Total
Annual Operating Expenses..............      $939      $1,569      $2,184      $3,571       $339       $1,029      $1,734

                                             IF
                                          CONTRACT
                                           IS NOT
                                           SURREN-
                                          DERED OR
                                         ANNUITIZED
                                          AT END OF
                                           PERIOD
                                           SHOWN:
                                         ----------
FUNDING OPTION                            10 YEARS
--------------                           ----------


Underlying Fund with Maximum Total
Annual Operating Expenses..............    $4,674
Underlying Fund with Minimum Total
Annual Operating Expenses..............    $3,571


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage II (Series II) Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer offered to new purchasers. However, you may make additional payments of at least $500.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9325.

PURCHASE PAYMENTS

You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fullfilled. (See "Access To Your Money.")

We will apply the Initial Purchase Payment less any applicable premium tax within two days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of

MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for any corporate purpose, including payment of expenses that the Company and/or its affiliates incur in promoting, marketing, and administering the Contracts and, in its role as an intermediary, the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table--Underlying Fund Fees and Expenses" and "Other Information--Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

The agreement described above between MetLife and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or subadvised by Legg Mason affiliates.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Contracts")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth     Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                    Company
  American Funds Growth            Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                    Company
  American Funds Growth-Income     Seeks both capital appreciation    Capital Research and Management
     Fund -- Class 2               and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  VIP Contrafund(R) Portfolio -    Seeks long-term capital            Fidelity Management & Research
                                   appreciation.
  Service Class                                                       Company
  VIP Mid Cap                      Seeks long-term growth of          Fidelity Management & Research
     Portfolio -- Service          capital.
  Class 2                                                             Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Franklin Income Securities       Seeks to maximize income while     Franklin Advisers, Inc.
     Fund --Class 2                maintaining prospects for capital
                                   appreciation.
  Franklin Small-Mid Cap Growth    Seeks long-term capital growth.    Franklin Advisers, Inc.
     Securities Fund -- Class 2+
  Templeton Developing Markets     Seeks long-term capital            Templeton Asset Management Ltd.
     Securities Fund -- Class 2    appreciation.
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund -- Class 2                                                  Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES
  Mid Cap Growth                   Seeks long-term growth of          Janus Capital Management LLC
     Portfolio -- Service Shares   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks long-term capital            Legg Mason Partners Fund Advisor,
     Aggressive Growth             appreciation.                      LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
     Capital and Income            combination of income and long-    LLC
     Portfolio -- Class I          term capital appreciation).        Subadviser: ClearBridge Advisors,
                                                                      LLC and Western Asset Management
                                                                      Company
  Legg Mason Partners Variable     Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
     Dividend Strategy Portfolio+  principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index                  before expenses, correspond to     LLC
     Portfolio -- Class II         the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value                                                LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital, with growth of current    LLC
     I                             income as a secondary objective.   Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth Portfolio    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Mid Cap Core                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- All Cap Growth                                      Subadviser: ClearBridge Advisors,
     and Value                                                        LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- Global All Cap                                      Subadviser: ClearBridge Advisors,
     Growth and Value                                                 LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- Large Cap                                           Subadviser: ClearBridge Advisors,
     Growth and Value                                                 LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth Portfolio+   capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks to provide high current      Legg Mason Partners Fund Advisor,
     Adjustable Rate Income        income and to limit the degree of  LLC
     Portfolio                     fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     Diversified Strategic Income                                     LLC
     Portfolio -- Class I+                                            Subadviser: Western Asset
                                                                      Management Company
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     High Income Portfolio         Secondarily, seeks capital         LLC
                                   appreciation.                      Subadviser: Western Asset
                                                                      Management Company and Western
                                                                      Asset Management Company Limited
  Legg Mason Partners Variable     Seeks to maximize current income   Legg Mason Partners Fund Advisor,
     Money Market Portfolio        consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core         Seeks long-term capital growth.    Met Investors Advisory, LLC
     Portfolio -- Class E                                             Subadviser: BlackRock Advisors,
                                                                      LLC
  Dreman Small-Cap Value           Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A                                             Subadviser: Dreman Value
                                                                      Management L.L.C.
  Harris Oakmark International     Seeks long-term capital            Met Investors Advisory, LLC
     Portfolio -- Class A          appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
  Janus Forty Portfolio -- Class   Seeks capital appreciation.        Met Investors Advisory, LLC
     A                                                                Subadviser: Janus Capital
                                                                      Management LLC
  Lazard Mid-Cap                   Seeks long-term growth of capital  Met Investors Advisory, LLC
     Portfolio -- Class B                                             Subadviser: Lazard Asset
                                                                      Management, LLC
  Lord Abbett Growth and Income    Seeks long-term growth of capital  Met Investors Advisory, LLC
     Portfolio -- Class B          and current income without         Subadviser: Lord, Abbett & Co.
                                   excessive fluctuations in the      LLC
                                   market value.
  Lord Abbett Mid-Cap Value        Seeks capital appreciation         Met Investors Advisory, LLC
     Portfolio -- Class B          through investments, primarily in  Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A                                             Subadviser: AIM Capital
                                                                      Management, Inc.
  Met/AIM Small Cap Growth         Seeks long-term growth of          Met Investors Advisory, LLC
     Portfolio -- Class A          capital.                           Subadviser:  AIM Capital
                                                                      Management, Inc.
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A+                                            Subadviser: Massachusetts
                                                                      Financial Services Company
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     Met Investors Advisory, LLC
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
  Neuberger Berman Real Estate     Seeks to provide total return      Met Investors Advisory, LLC
     Portfolio -- Class A          through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management, Inc.
                                   capital appreciation and current
                                   income
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory LLC
     Portfolio -- Class A          return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
  Pioneer Fund Portfolio -- Class  Seeks reasonable income and        Met Investors Advisory, LLC
     A                             capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory, LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Third Avenue Small Cap Value     Seeks long-term capital            Met Investors Advisory, LLC
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers, LLC
     Portfolio -- Class E          primarily from investing in        Subadviser:  BlackRock Advisors,
                                   fixed-income securities.           LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A          capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class D          capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers, LLC
     Portfolio -- Class B
  MetLife Conservative Allocation  Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class B          income, with growth of capital as
                                   a secondary objective.
  MetLife Conservative to          Seeks high total return in the     MetLife Advisers, LLC
     Moderate Allocation           form of income and growth of
     Portfolio -- Class B          capital, with a greater emphasis
                                   on income.
  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers, LLC
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers, LLC
     Allocation
     Portfolio -- Class B
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  Oppenheimer Global Equity        Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio -- Class B                                             Subadviser: OppenheimerFunds,
                                                                      Inc.
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio -- Class B+         and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates Inc.
PIMCO VARIABLE INSURANCE TRUST
  Total Return                     Seeks maximum total return,        Pacific Investment Management
     Portfolio -- Administrative   consistent with preservation of    Company LLC
     Class                         capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT TRUST
  Strategic Growth                 Seeks capital appreciation.        Van Kampen Asset Management
     Portfolio -- Class I+



-------

+ Not available under all Contracts. Availability depends on Contract issue date.

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding the Underlying Funds" for more information.

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please see Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business.

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:


                                              WITHDRAWAL CHARGE
                                              -----------------
     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
                             BUT LESS THAN
GREATER THAN OR EQUAL TO
------------------------     -------------


         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7+ years                   --                 0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d) any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     -    if a lifetime annuity payout has begun, after the first Contract Year

     -    under the Managed Distribution Program

     - you elect Annuity Payments for a fixed period of at least five years after the first Contract Year

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Step-Up Death Benefit, the

M&E charge is equal to 1.35% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.55% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


Please refer to Payment Options for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.15% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request, which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Dreman Small-Cap Value Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Harris Oakmark International Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Strategic Income Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund and Third Avenue Small Cap Value Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract

Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request. We may withhold payment of surrender, withdrawal or, if applicable, loan proceeds if any portion of those proceeds would be derived from a personal check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, internet or other means of communications to verify that payment from the check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. You may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions and there are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner." All death benefits will be reduced by any premium tax and outstanding loans not previously deducted.

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)

STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)

ROLL-UP DEATH BENEFIT



--------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described below
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)
--------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below) or*
                                    -  the Step-Up Value, if any, as described below,
                                       or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below) on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday.
--------------------------------------------------------------------------------------


---------
* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

ADJUSTED PURCHASE PAYMENT. The initial adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the adjusted Purchase Payment is reduced by a partial surrender reduction, described below.

STEP-UP VALUE (FOR STANDARD DEATH BENEFIT)

The Step-Up Value will initially equal the Contract Value on the seventh Contract Date Anniversary that occurs before the Annuitant's 80th birthday and before the Death Report Date. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80th birthday is before the seventh Contract Date Anniversary, there is no Step-Up Value

STEP-UP VALUE (FOR STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any partial surrender reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any partial surrender reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

** Your Roll-Up Death Benefit will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Principal Guarantee).

PARTIAL SURRENDER REDUCTION

ADJUSTED PURCHASE PAYMENT: The partial surrender reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

STEP-UP AND ROLL-UP VALUE: The partial surrender reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-16,666, or $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a distribution.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     Unless the spouse elects to    Yes
NOT THE ANNUITANT)                                           continue the Contract.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive the
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------

                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

Please note that spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers three different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The three GMWB riders described in this prospectus are called "GMWB I," "GMWB II," and "GMWB III;" we may refer to any one of these as GMWB. The availability of each rider is shown below.


--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


You may elect a GMWB rider only at the time of your initial purchase of the Contract. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment if you elect GMWB when you purchase your Contract. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB." Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION
(PWR)             N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
                           10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
                                $9,091                 $500                           $11,111                $556
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $11,111

                            (10,000>9,091)                                        (11,111>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
--------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,909               $4,545          $80,000         $88,889               $4,444

                         [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
                           x10,000/110,000)]     x90,909/100,000)]               x10,000/90,000)]      (88,889/100,000)]
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
--------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9 , Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB at any time on or after the 5th anniversary of your GMWB purchase. Your new RBB is reset to equal your current Contract Value. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB (the charge will never exceed the guaranteed maximum charge). Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES BETWEEN GMWB I, II, AND III

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                     if first withdrawal       if first withdrawal
                                   after 3(rd) anniversary   after 3(rd) anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes only the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE


--------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
--------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
--------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
--------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT


--------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
--------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
--------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT


----------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
FOLLOWING
PARTIAL
WITHDRAWAL           $100,000               $90,000               $10,000             [100,000 x              $10,000
                                                                                    10,000/110,000]
                                                                                        $9,091
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
FOLLOWING
PARTIAL
WITHDRAWAL            $80,000               $88,889               $10,000             [100,000 x              $11,111
                                                                                    10,000/90,000]
                                                                                        $11,111
----------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payments to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                              CLASS B SUBACCOUNTS/
                                UNDERLYING FUNDS

                      ------------------------------------
                   FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
                     Franklin Income Securities Fund
                   LEGG MASON PARTNERS VARIABLE INCOME TRUST
                     Legg Mason Partners Variable Adjustable Rate Income
                   Portfolio
                     Legg Mason Partners Variable High Income Portfolio Legg Mason Partners Variable Money Market Portfolio
                   MET INVESTORS SERIES TRUST
                     Pioneer Strategic Income Portfolio
                     PIMCO Inflation Protected Bond Portfolio
                   METROPOLITAN SERIES FUND, INC.
                     BlackRock Bond Income Portfolio
                   PIMCO VARIABLE INSURANCE TRUST
                     Total Return Portfolio

GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time that is at least thirteen months after the Contract Date. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). For Qualified Contracts, the Maturity Date will be the Annuitant's 70(th) birthday unless you elect an earlier date. (In certain states, the Maturity Date elected may not be later than the Annuitant's 90(th) birthday; refer to your Contract.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.


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DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will

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continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. Please note that Option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to cancel your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.


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SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: Separate Account Nine and Separate Account Ten, respectively. References to "Separate Account" refer either to Separate Account Nine or Separate Account Ten, depending on the issuer of your Contract. Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Separate Account Nine and Separate Account Ten for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that

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will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows

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the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they

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attain age 70 1/2 or the year of retirement (except for participants who are 5%
or more owners of the plan sponsor) . If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB, if available in your contract) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), OR 408, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $45,000 or 100% of pay for each participant in 2007.


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ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments;

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

          (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

          (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.


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

          (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

          (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

          (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

          (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

          (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicated whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed

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

Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax advisor before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT. If you have purchased a Guaranteed Minimum Withdrawal Benefit (GMWB), where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, MetLife intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Minimum Withdrawal Benefit exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and either the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

MetLife reserves the right to change its tax reporting practices where we determine that it is not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to contract owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage II (Series II) is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company no longer offers the Contracts to new purchasers, but it continues to accept purchase payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives). We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2006, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds which may be offered in the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and MetLife Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALES BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Registered representatives of our affiliates, MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representative are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

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                                       62

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the *minimum* Separate Account Charge available under the contract. The second table provides the AUV information for the *maximum* Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix E. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.162            1.215                --
                                                     2005        1.127            1.162           136,682
                                                     2004        1.027            1.127           136,752
                                                     2003        0.788            1.027            81,410
                                                     2002        1.000            0.788             2,908

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00).................................  2006        0.756            0.741                --
                                                     2005        0.668            0.756           567,636
                                                     2004        0.625            0.668           645,133
                                                     2003        0.514            0.625           796,770
                                                     2002        0.753            0.514           854,624
                                                     2001        0.925            0.753           762,941
                                                     2000        1.055            0.925           366,949

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00)...........................................  2006        1.158            1.375         1,762,892
                                                     2005        1.029            1.158         1,626,394
                                                     2004        0.920            1.029         1,462,978
                                                     2003        0.690            0.920           773,140
                                                     2002        0.819            0.690           565,608
                                                     2001        0.969            0.819           391,475
                                                     2000        1.335            0.969           200,090

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  American Funds Growth Subaccount (Class 2)
  (2/00)...........................................  2006        1.240            1.347         4,164,801
                                                     2005        1.082            1.240         4,049,767
                                                     2004        0.975            1.082         3,262,722
                                                     2003        0.723            0.975         1,755,241
                                                     2002        0.970            0.723         1,153,248
                                                     2001        1.202            0.970           842,658
                                                     2000        1.248            1.202           256,201

  American Funds Growth-Income Subaccount (Class 2)
  (2/00)...........................................  2006        1.336            1.518         3,207,886
                                                     2005        1.280            1.336         3,340,715
                                                     2004        1.176            1.280         2,860,876
                                                     2003        0.901            1.176         1,840,178
                                                     2002        1.119            0.901         1,264,688
                                                     2001        1.106            1.119           986,465
                                                     2000        0.994            1.106           137,847

Capital Appreciation Fund
  Capital Appreciation Fund (3/02).................  2006        1.319            1.306                --
                                                     2005        1.131            1.319            74,640
                                                     2004        0.960            1.131                --
                                                     2003        0.779            0.960                --
                                                     2002        1.000            0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02)...........................................  2006        1.732            2.265                --
                                                     2005        1.638            1.732             4,769
                                                     2004        1.265            1.638                --
                                                     2003        0.957            1.265                --
                                                     2002        1.000            0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.431                --
                                                     2005        1.210            1.315            16,485
                                                     2004        1.074            1.210             2,589
                                                     2003        1.000            1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.312            1.463                --
                                                     2005        1.208            1.312           587,511
                                                     2004        1.068            1.208           370,878
                                                     2003        1.000            1.068                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.035            1.207           885,239
                                                     2005        1.000            1.035           542,915

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)......................  2006        0.903            0.968           467,408
                                                     2005        0.874            0.903           494,285
                                                     2004        0.795            0.874           488,023
                                                     2003        0.588            0.795           304,147
                                                     2002        0.836            0.588           219,236
                                                     2001        1.000            0.836           176,530
                                                     2000        1.355            1.000           121,667

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.262            1.474                --
                                                     2005        1.158            1.262           630,429
                                                     2004        1.043            1.158           411,617
                                                     2003        0.845            1.043            85,928
                                                     2002        1.000            0.845             7,064

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.238            2.827           528,518
                                                     2005        1.781            2.238           393,578
                                                     2004        1.448            1.781            34,731
                                                     2003        1.000            1.448                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00).................................  2006        1.182            1.415         1,109,619
                                                     2005        1.088            1.182         1,015,038
                                                     2004        0.931            1.088           725,699
                                                     2003        0.714            0.931           378,732
                                                     2002        0.889            0.714           340,465
                                                     2001        1.073            0.889           227,440
                                                     2000        1.057            1.073            95,658

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.267            1.522                --
                                                     2005        1.180            1.267           432,583
                                                     2004        1.032            1.180            70,754
                                                     2003        0.792            1.032                --
                                                     2002        1.000            0.792                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.496            0.554           451,523
                                                     2005        0.449            0.496           551,020
                                                     2004        0.378            0.449           568,049
                                                     2003        0.284            0.378           604,302
                                                     2002        0.401            0.284           537,900
                                                     2001        0.674            0.401           485,683
                                                     2000        1.000            0.674           369,120

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.552            1.745                --
                                                     2005        1.513            1.552            92,359
                                                     2004        1.336            1.513            84,632
                                                     2003        1.000            1.336                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.797            0.926           254,128
                                                     2005        0.809            0.797           231,230
                                                     2004        0.794            0.809           274,091
                                                     2003        0.652            0.794             1,257
                                                     2002        0.894            0.652             2,000
                                                     2001        1.000            0.894             2,000

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        0.909            0.963            39,745
                                                     2005        0.868            0.909            40,629
                                                     2004        0.855            0.868            41,158
                                                     2003        0.646            0.855            33,923
                                                     2002        0.894            0.646            15,493
                                                     2001        1.000            0.894            36,621

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.144            1.273           310,018
                                                     2005        1.106            1.144           337,568
                                                     2004        0.970            1.106           254,741
                                                     2003        0.693            0.970            41,992
                                                     2002        0.945            0.693            20,468
                                                     2001        1.000            0.945            25,867

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).......  2006        1.343            1.565           740,738
                                                     2005        1.309            1.343           833,595
                                                     2004        1.226            1.309           820,427
                                                     2003        0.894            1.226           578,309
                                                     2002        1.210            0.894           411,710
                                                     2001        1.204            1.210           220,176
                                                     2000        1.195            1.204            22,319

  LMPVPI Investors Subaccount (Class I) (1/01).....  2006        1.252            1.460           364,184
                                                     2005        1.191            1.252           410,875
                                                     2004        1.095            1.191           475,738
                                                     2003        0.839            1.095           356,707
                                                     2002        1.106            0.839           178,397
                                                     2001        1.195            1.106            94,552

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/00)...........................................  2006        1.334            1.484            88,971
                                                     2005        1.290            1.334            93,848
                                                     2004        1.136            1.290           224,325
                                                     2003        0.774            1.136           210,996
                                                     2002        1.202            0.774           131,378
                                                     2001        1.314            1.202            89,647
                                                     2000        1.482            1.314             6,517

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (6/00)...........  2006        1.070            1.211         1,821,637
                                                     2005        1.040            1.070         2,063,937
                                                     2004        0.970            1.040         1,924,055
                                                     2003        0.789            0.970         1,210,775
                                                     2002        0.971            0.789           610,129
                                                     2001        1.025            0.971           440,930
                                                     2000        1.036            1.025            51,606

  LMPVPII Diversified Strategic Income Subaccount
  (7/00)...........................................  2006        1.249            1.298         1,018,152
                                                     2005        1.235            1.249         1,110,076
                                                     2004        1.174            1.235         1,037,004
                                                     2003        1.065            1.174           759,502
                                                     2002        1.030            1.065           471,209
                                                     2001        1.013            1.030           439,990
                                                     2000        1.011            1.013           114,166

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPII Equity Index Subaccount (Class II)
  (6/00)...........................................  2006        0.888            1.008           597,401
                                                     2005        0.864            0.888           885,880
                                                     2004        0.795            0.864           504,425
                                                     2003        0.631            0.795           383,086
                                                     2002        0.824            0.631           299,142
                                                     2001        0.954            0.824           174,860
                                                     2000        1.076            0.954            51,515

  LMPVPII Fundamental Value Subaccount (6/00)......  2006        1.347            1.551         1,713,030
                                                     2005        1.303            1.347         1,830,903
                                                     2004        1.221            1.303         1,896,436
                                                     2003        0.893            1.221         1,209,183
                                                     2002        1.151            0.893           446,779
                                                     2001        1.232            1.151           369,495
                                                     2000        1.100            1.232            85,114

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.006            1.033           677,225
                                                     2005        0.997            1.006           717,561
                                                     2004        0.999            0.997           211,555
                                                     2003        1.000            0.999            46,771

  LMPVPIII Aggressive Growth Subaccount (3/00).....  2006        1.373            1.473         3,931,751
                                                     2005        1.247            1.373         4,206,682
                                                     2004        1.150            1.247         4,218,706
                                                     2003        0.867            1.150         2,909,479
                                                     2002        1.306            0.867         2,105,680
                                                     2001        1.381            1.306         1,814,521
                                                     2000        1.491            1.381           863,349

  LMPVPIII High Income Subaccount (8/00)...........  2006        1.156            1.265         1,082,095
                                                     2005        1.143            1.156         1,298,401
                                                     2004        1.049            1.143         1,342,536
                                                     2003        0.834            1.049         1,155,100
                                                     2002        0.874            0.834           277,042
                                                     2001        0.921            0.874           295,957
                                                     2000        0.994            0.921           208,981

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Large Cap Growth Subaccount (2/00)......  2006        0.956            0.986         1,748,488
                                                     2005        0.922            0.956         1,766,449
                                                     2004        0.931            0.922         1,720,065
                                                     2003        0.640            0.931         1,141,574
                                                     2002        0.863            0.640           771,377
                                                     2001        1.000            0.863           730,193
                                                     2000        1.083            1.000           309,116

  LMPVPIII Mid Cap Core Subaccount (4/00)..........  2006        1.435            1.625           507,353
                                                     2005        1.344            1.435           560,103
                                                     2004        1.234            1.344           587,236
                                                     2003        0.964            1.234           507,824
                                                     2002        1.209            0.964           385,791
                                                     2001        1.362            1.209           307,340
                                                     2000        1.225            1.362           110,509

  LMPVPIII Money Market Subaccount (2/00)..........  2006        1.075            1.109           874,513
                                                     2005        1.060            1.075           692,217
                                                     2004        1.066            1.060           933,637
                                                     2003        1.074            1.066         1,098,028
                                                     2002        1.075            1.074         1,940,157
                                                     2001        1.052            1.075           707,397
                                                     2000        1.012            1.052           511,377

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.502            1.682         3,626,651
                                                     2005        1.447            1.502         4,018,612
                                                     2004        1.376            1.447         2,881,219
                                                     2003        1.061            1.376           230,701
                                                     2002        1.000            1.061            17,879

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.329            1.448         2,282,065
                                                     2005        1.293            1.329         2,636,569
                                                     2004        1.249            1.293         1,943,130
                                                     2003        1.038            1.249           783,127
                                                     2002        1.000            1.038            97,394

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.592            1.808         1,039,542
                                                     2005        1.515            1.592         1,075,476
                                                     2004        1.394            1.515           734,070
                                                     2003        1.074            1.394            22,689
                                                     2002        1.000            1.074                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.462            1.619           356,616
                                                     2005        1.432            1.462           343,377
                                                     2004        1.360            1.432           254,701
                                                     2003        1.069            1.360            27,171
                                                     2002        1.000            1.069                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.408            1.628           114,977
                                                     2005        1.382            1.408            90,708
                                                     2004        1.244            1.382            89,045
                                                     2003        1.000            1.244            12,715

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.644            1.820           482,018
                                                     2005        1.541            1.644           481,239
                                                     2004        1.260            1.541            90,506
                                                     2003        1.000            1.260                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        0.894            0.948           258,146

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.277            1.363            64,350

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.520            1.677           124,187

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.306            1.341            18,274

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.077         1,145,511

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.073           103,334

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.992            0.982            68,933

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.286            1.278             3,394

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.274            1.410           471,181

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.222            78,649

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.480            1.593           159,101

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.096            1.155                --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.132            1.174           581,362

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.030         1,181,582

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.901            0.881           232,754

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.205            1.252           761,321

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        0.730            0.751            61,614

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        0.796            0.808           318,381

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.294            1.329           952,572

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.051             7,166

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.056            11,578

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.061           286,989

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.402            1.500         3,001,552

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.052           800,694

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070           409,545

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.133            1.125         2,120,472
                                                     2005        1.125            1.133         2,134,660
                                                     2004        1.048            1.125         1,580,273
                                                     2003        1.000            1.048            12,559

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.226            1.255         5,145,922
                                                     2005        1.213            1.226         5,227,537
                                                     2004        1.173            1.213         4,462,676
                                                     2003        1.132            1.173         2,636,608
                                                     2002        1.053            1.132         1,693,413
                                                     2001        1.000            1.053           469,808

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.118            1.409           163,630
                                                     2005        1.011            1.118           149,539
                                                     2004        0.882            1.011           169,047
                                                     2003        0.696            0.882           119,463
                                                     2002        0.857            0.696            92,071
                                                     2001        1.000            0.857            11,070

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.701            1.967           160,571
                                                     2005        1.611            1.701           193,425
                                                     2004        1.294            1.611           143,446
                                                     2003        0.877            1.294           125,086
                                                     2002        1.088            0.877           177,419
                                                     2001        1.000            1.088             4,610

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        0.931            0.992                --
                                                     2005        0.869            0.931            68,633
                                                     2004        0.827            0.869            80,474
                                                     2003        0.649            0.827            69,737
                                                     2002        0.864            0.649            48,694
                                                     2001        1.000            0.864            19,584

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Equity Income Subaccount (10/00).......  2006        1.230            1.294                --
                                                     2005        1.194            1.230           984,532
                                                     2004        1.102            1.194           851,522
                                                     2003        0.852            1.102           701,195
                                                     2002        1.004            0.852           466,236
                                                     2001        1.090            1.004           287,549
                                                     2000        1.059            1.090            54,202

  Travelers Large Cap Subaccount (6/00)............  2006        0.772            0.796                --
                                                     2005        0.720            0.772           230,033
                                                     2004        0.686            0.720           229,272
                                                     2003        0.558            0.686           178,744
                                                     2002        0.732            0.558           116,833
                                                     2001        0.899            0.732           125,941
                                                     2000        1.049            0.899            77,498

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)................................  2006        1.111            1.182                --
                                                     2005        1.000            1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)................................  2006        1.022            1.026                --
                                                     2005        1.007            1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.056            1.094                --
                                                     2005        1.008            1.056                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.089            1.137                --
                                                     2005        1.000            1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.032            1.053                --
                                                     2005        1.000            1.032             6,823

  Travelers Managed Income Subaccount (7/00).......  2006        1.216            1.205                --
                                                     2005        1.216            1.216         1,012,341
                                                     2004        1.199            1.216           982,241
                                                     2003        1.121            1.199           801,296
                                                     2002        1.113            1.121           566,904
                                                     2001        1.057            1.113           434,221
                                                     2000        1.019            1.057           137,038

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mercury Large Cap Core Subaccount
  (6/00)...........................................  2006        0.841            0.894                --
                                                     2005        0.761            0.841           298,475
                                                     2004        0.666            0.761           339,737
                                                     2003        0.558            0.666           285,682
                                                     2002        0.755            0.558           234,601
                                                     2001        0.988            0.755           230,322
                                                     2000        1.107            0.988            93,590

  Travelers MFS(R) Mid Cap Growth Subaccount
  (3/02)...........................................  2006        0.851            0.901                --
                                                     2005        0.837            0.851           253,376
                                                     2004        0.744            0.837                --
                                                     2003        0.551            0.744                --
                                                     2002        1.000            0.551                --

  Travelers MFS(R) Total Return Subaccount (7/00)..  2006        1.357            1.402                --
                                                     2005        1.337            1.357         3,763,631
                                                     2004        1.216            1.337         3,458,131
                                                     2003        1.058            1.216         2,567,975
                                                     2002        1.133            1.058         1,701,434
                                                     2001        1.149            1.133         1,309,212
                                                     2000        1.026            1.149           147,036

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.178            1.274                --
                                                     2005        1.122            1.178           433,995
                                                     2004        1.000            1.122            20,871

  Travelers Mondrian International Stock Subaccount
  (3/02)...........................................  2006        1.322            1.520                --
                                                     2005        1.224            1.322           110,310
                                                     2004        1.073            1.224            85,883
                                                     2003        0.846            1.073               377
                                                     2002        1.000            0.846                --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.394            1.480                --
                                                     2005        1.333            1.394           154,125
                                                     2004        1.217            1.333            84,799
                                                     2003        1.000            1.217             3,245

  Travelers Pioneer Mid Cap Value Subaccount
  (7/05)...........................................  2006        1.041            1.096                --
                                                     2005        1.037            1.041                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.120            1.132                --
                                                     2005        1.096            1.120           484,044
                                                     2004        1.000            1.096           242,440

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Strategic Equity Subaccount (6/00).....  2006        0.730            0.762                --
                                                     2005        0.726            0.730           122,543
                                                     2004        0.668            0.726           128,507
                                                     2003        0.511            0.668           180,708
                                                     2002        0.780            0.511           223,164
                                                     2001        0.913            0.780           233,026
                                                     2000        1.108            0.913           501,860

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.116            1.286                --
                                                     2005        1.027            1.116               401

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.112            1.277                --
                                                     2005        1.000            1.112                --

  Travelers Van Kampen Enterprise Subaccount
  (4/00)...........................................  2006        0.703            0.730                --
                                                     2005        0.661            0.703            97,201
                                                     2004        0.645            0.661            98,488
                                                     2003        0.521            0.645            99,873
                                                     2002        0.748            0.521            87,650
                                                     2001        0.963            0.748            73,520
                                                     2000        1.196            0.963            76,229

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)........................................  2006        0.756            0.766           238,367
                                                     2005        0.710            0.756           255,754
                                                     2004        0.673            0.710           350,995
                                                     2003        0.536            0.673           382,732
                                                     2002        0.805            0.536           348,750
                                                     2001        1.191            0.805           409,824
                                                     2000        1.700            1.191           272,783

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00)...........................................  2006        1.341            1.475           941,418
                                                     2005        1.163            1.341           803,715
                                                     2004        1.023            1.163           572,293
                                                     2003        0.808            1.023           497,526
                                                     2002        0.905            0.808           426,526
                                                     2001        1.047            0.905           339,996
                                                     2000        1.113            1.047           169,553

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  VIP Mid Cap Subaccount (Service Class 2) (3/02)..  2006        1.671            1.853         1,220,646
                                                     2005        1.436            1.671         1,280,825
                                                     2004        1.168            1.436           960,282
                                                     2003        0.857            1.168           305,214
                                                     2002        1.000            0.857           195,105




                         SEPARATE ACCOUNT CHARGES 2.35%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.242            1.295                --
                                                     2005        1.215            1.242           111,636
                                                     2004        1.119            1.215                --
                                                     2003        1.000            1.119                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00).................................  2006        1.296            1.258                --
                                                     2005        1.155            1.296            26,995
                                                     2004        1.092            1.155                --
                                                     2003        1.000            1.092                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00)...........................................  2006        1.465            1.724         1,666,157
                                                     2005        1.315            1.465         1,016,509
                                                     2004        1.186            1.315            12,546
                                                     2003        1.000            1.186                --

  American Funds Growth Subaccount (Class 2)
  (2/00)...........................................  2006        1.432            1.541         5,630,680
                                                     2005        1.261            1.432         3,527,301
                                                     2004        1.148            1.261           176,039
                                                     2003        1.000            1.148                --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00)...........................................  2006        1.277            1.437         5,169,568
                                                     2005        1.235            1.277         3,353,279
                                                     2004        1.145            1.235           116,974
                                                     2003        1.000            1.145                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Capital Appreciation Fund
  Capital Appreciation Fund (3/02).................  2006        1.541            1.522                --
                                                     2005        1.335            1.541            68,905
                                                     2004        1.143            1.335                --
                                                     2003        1.000            1.143                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02)...........................................  2006        1.534            1.987                --
                                                     2005        1.465            1.534           178,945
                                                     2004        1.142            1.465                --
                                                     2003        1.000            1.142                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.289            1.398                --
                                                     2005        1.197            1.289           105,878
                                                     2004        1.073            1.197             2,361
                                                     2003        1.000            1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.286            1.430                --
                                                     2005        1.195            1.286           364,009
                                                     2004        1.066            1.195             4,323
                                                     2003        1.000            1.066                --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.029            1.188         3,115,165
                                                     2005        1.000            1.029         1,574,335

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)......................  2006        1.328            1.410            66,994
                                                     2005        1.297            1.328            35,814
                                                     2004        1.191            1.297             7,965
                                                     2003        1.000            1.191                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.326            1.534                --
                                                     2005        1.228            1.326         1,018,600
                                                     2004        1.116            1.228             8,874
                                                     2003        1.000            1.116                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.913            2.393         1,165,243
                                                     2005        1.537            1.913           605,698
                                                     2004        1.261            1.537                --
                                                     2003        1.000            1.261                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00).................................  2006        1.463            1.736         1,664,516
                                                     2005        1.359            1.463           831,353
                                                     2004        1.174            1.359                --
                                                     2003        1.000            1.174                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.398            1.663                --
                                                     2005        1.315            1.398           740,845
                                                     2004        1.160            1.315            13,918
                                                     2003        1.000            1.160                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.469            1.626            15,653
                                                     2005        1.342            1.469            13,248
                                                     2004        1.140            1.342                --
                                                     2003        1.000            1.140                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.336            1.490                --
                                                     2005        1.315            1.336           212,912
                                                     2004        1.172            1.315                --
                                                     2003        1.000            1.172                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        1.083            1.248            59,250
                                                     2005        1.111            1.083            59,581
                                                     2004        1.100            1.111                --
                                                     2003        1.000            1.100                --

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.200            1.258                --
                                                     2005        1.156            1.200                --
                                                     2004        1.150            1.156                --
                                                     2003        1.000            1.150                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.427            1.574           113,559
                                                     2005        1.393            1.427            93,979
                                                     2004        1.233            1.393                --
                                                     2003        1.000            1.233                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).......  2006        1.257            1.450                --
                                                     2005        1.236            1.257                --
                                                     2004        1.169            1.236                --
                                                     2003        1.000            1.169                --

  LMPVPI Investors Subaccount (Class I) (1/01).....  2006        1.285            1.485            61,338
                                                     2005        1.235            1.285            45,577
                                                     2004        1.146            1.235                --
                                                     2003        1.000            1.146                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/00)...........................................  2006        1.423            1.568            16,353
                                                     2005        1.389            1.423            24,636
                                                     2004        1.235            1.389             4,834
                                                     2003        1.000            1.235                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (6/00)...........  2006        1.211            1.358           803,043
                                                     2005        1.188            1.211           713,566
                                                     2004        1.118            1.188            76,543
                                                     2003        1.000            1.118                --

  LMPVPII Diversified Strategic Income Subaccount
  (7/00)...........................................  2006        1.103            1.136            66,409
                                                     2005        1.101            1.103            64,928
                                                     2004        1.056            1.101            19,932
                                                     2003        1.000            1.056                --

  LMPVPII Equity Index Subaccount (Class II)
  (6/00)...........................................  2006        1.237            1.392           771,088
                                                     2005        1.215            1.237           779,368
                                                     2004        1.129            1.215            76,132
                                                     2003        1.000            1.129                --

  LMPVPII Fundamental Value Subaccount (6/00)......  2006        1.263            1.441           806,411
                                                     2005        1.234            1.263           585,496
                                                     2004        1.167            1.234            44,212
                                                     2003        1.000            1.167                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.985            1.001           625,082
                                                     2005        0.985            0.985           488,307
                                                     2004        0.997            0.985           103,512
                                                     2003        1.000            0.997                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Aggressive Growth Subaccount (3/00).....  2006        1.329            1.412         1,717,595
                                                     2005        1.219            1.329           999,469
                                                     2004        1.135            1.219           115,318
                                                     2003        1.000            1.135                --

  LMPVPIII High Income Subaccount (8/00)...........  2006        1.190            1.290         1,263,399
                                                     2005        1.187            1.190           843,903
                                                     2004        1.100            1.187            71,552
                                                     2003        1.000            1.100                --

  LMPVPIII Large Cap Growth Subaccount (2/00)......  2006        1.176            1.202           421,840
                                                     2005        1.144            1.176           409,917
                                                     2004        1.167            1.144                --
                                                     2003        1.000            1.167                --

  LMPVPIII Mid Cap Core Subaccount (4/00)..........  2006        1.321            1.481           511,464
                                                     2005        1.248            1.321           621,784
                                                     2004        1.157            1.248           250,879
                                                     2003        1.000            1.157                --

  LMPVPIII Money Market Subaccount (2/00)..........  2006        0.983            1.004           266,863
                                                     2005        0.978            0.983            42,742
                                                     2004        0.993            0.978           131,110
                                                     2003        1.000            0.993                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.208            1.340         3,329,829
                                                     2005        1.174            1.208         2,300,292
                                                     2004        1.128            1.174            33,414
                                                     2003        1.000            1.128                --

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.136            1.227         6,727,026
                                                     2005        1.116            1.136         4,734,449
                                                     2004        1.088            1.116           405,533
                                                     2003        1.000            1.088                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.276            1.436         2,605,918
                                                     2005        1.226            1.276         1,206,797
                                                     2004        1.139            1.226            15,706
                                                     2003        1.000            1.139                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.182            1.297           607,583
                                                     2005        1.169            1.182           536,248
                                                     2004        1.121            1.169            26,484
                                                     2003        1.000            1.121                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.264            1.448           433,634
                                                     2005        1.253            1.264           394,021
                                                     2004        1.139            1.253            23,251
                                                     2003        1.000            1.139                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.479            1.621           877,639
                                                     2005        1.399            1.479           780,376
                                                     2004        1.155            1.399            29,210
                                                     2003        1.000            1.155                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.428            1.505            13,156

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.265            1.342            50,885

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.604            1.759           501,775

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.522            1.552            88,498

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.070         2,451,953

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.067                --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.333            1.310            67,191

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.275            1.259            26,785

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.250            1.374           575,613

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.214           756,100

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.339            1.433           184,963

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.087            1.138            14,204

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.111            1.145         1,395,968

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.024         1,096,829

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.339            1.301            52,352

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.010            1.043           907,859

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.247            1.276            18,513

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.274            1.285           187,688

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.299            1.326           708,097

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055           363,846

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.037            31,936

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.044           116,217

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.049           507,430

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.054           359,886

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.215            1.292         1,548,544

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.046         1,959,165

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.063            28,624

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.108            1.090         1,230,469
                                                     2005        1.111            1.108           971,586
                                                     2004        1.045            1.111            87,192
                                                     2003        1.000            1.045                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.049            1.064         3,118,644
                                                     2005        1.048            1.049         2,187,620
                                                     2004        1.023            1.048            92,831
                                                     2003        1.000            1.023                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.467            1.830                --
                                                     2005        1.338            1.467                --
                                                     2004        1.179            1.338                --
                                                     2003        1.000            1.179                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.592            1.824           252,629
                                                     2005        1.523            1.592           237,163
                                                     2004        1.235            1.523                --
                                                     2003        1.000            1.235                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.255            1.333                --
                                                     2005        1.181            1.255            49,939
                                                     2004        1.135            1.181             9,847
                                                     2003        1.000            1.135                --

  Travelers Equity Income Subaccount (10/00).......  2006        1.239            1.299                --
                                                     2005        1.214            1.239           623,080
                                                     2004        1.131            1.214            38,632
                                                     2003        1.000            1.131                --

  Travelers Large Cap Subaccount (6/00)............  2006        1.240            1.274                --
                                                     2005        1.168            1.240            60,974
                                                     2004        1.122            1.168                --
                                                     2003        1.000            1.122                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)................................  2006        1.104            1.171                --
                                                     2005        1.000            1.104           295,809

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)................................  2006        1.016            1.017                --
                                                     2005        1.006            1.016            31,450

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.050            1.085                --
                                                     2005        1.007            1.050           292,696

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.083            1.126                --
                                                     2005        1.000            1.083           132,397

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.027            1.045                --
                                                     2005        1.000            1.027                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Income Subaccount (7/00).......  2006        1.023            1.010                --
                                                     2005        1.033            1.023           746,775
                                                     2004        1.028            1.033            53,765
                                                     2003        1.000            1.028                --

  Travelers Mercury Large Cap Core Subaccount
  (6/00)...........................................  2006        1.349            1.428                --
                                                     2005        1.232            1.349            10,886
                                                     2004        1.088            1.232             6,671
                                                     2003        1.000            1.088                --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (3/02)...........................................  2006        1.269            1.339                --
                                                     2005        1.260            1.269            38,726
                                                     2004        1.131            1.260                --
                                                     2003        1.000            1.131                --

  Travelers MFS(R) Total Return Subaccount (7/00)..  2006        1.180            1.215                --
                                                     2005        1.173            1.180         1,039,277
                                                     2004        1.077            1.173            63,089
                                                     2003        1.000            1.077                --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.160            1.250                --
                                                     2005        1.115            1.160           365,164
                                                     2004        1.000            1.115                --

  Travelers Mondrian International Stock Subaccount
  (3/02)...........................................  2006        1.400            1.604                --
                                                     2005        1.308            1.400           248,371
                                                     2004        1.157            1.308             2,184
                                                     2003        1.000            1.157                --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.265            1.339                --
                                                     2005        1.222            1.265           121,433
                                                     2004        1.126            1.222                --
                                                     2003        1.000            1.126                --

  Travelers Pioneer Mid Cap Value Subaccount
  (7/05)...........................................  2006        1.035            1.087                --
                                                     2005        1.036            1.035             3,792

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.102            1.111                --
                                                     2005        1.089            1.102           897,033
                                                     2004        1.000            1.089             8,613

  Travelers Strategic Equity Subaccount (6/00).....  2006        1.197            1.246                --
                                                     2005        1.201            1.197            26,075
                                                     2004        1.115            1.201                --
                                                     2003        1.000            1.115                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.110            1.275                --
                                                     2005        1.026            1.110            18,294

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.106            1.265                --
                                                     2005        1.000            1.106            23,495

  Travelers Van Kampen Enterprise Subaccount
  (4/00)...........................................  2006        1.205            1.247                --
                                                     2005        1.144            1.205             8,031
                                                     2004        1.127            1.144                --
                                                     2003        1.000            1.127                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)........................................  2006        1.228            1.234             3,432
                                                     2005        1.165            1.228             3,556
                                                     2004        1.114            1.165                --
                                                     2003        1.000            1.114                --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00)...........................................  2006        1.466            1.598         3,204,130
                                                     2005        1.284            1.466         1,643,270
                                                     2004        1.140            1.284                --
                                                     2003        1.000            1.140                --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)..  2006        1.680            1.844         1,729,473
                                                     2005        1.457            1.680           916,237
                                                     2004        1.197            1.457             7,282
                                                     2003        1.000            1.197                --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.


Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the *minimum* Separate Account Charge available under the contract. The second table provides the AUV information for the *maximum* Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix E. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.162            1.215                --
                                                     2005        1.127            1.162           325,190
                                                     2004        1.027            1.127           334,798
                                                     2003        0.788            1.027           354,635
                                                     2002        0.980            0.788            25,560

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        0.756            0.741                --
                                                     2005        0.668            0.756         2,516,526
                                                     2004        0.625            0.668         2,897,980
                                                     2003        0.514            0.625         3,382,923
                                                     2002        0.753            0.514         3,883,375
                                                     2001        0.925            0.753         4,716,899
                                                     2000        1.127            0.925         4,449,229
                                                     1999        1.000            1.127           314,797

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.158            1.375         6,303,145
                                                     2005        1.029            1.158         6,380,373
                                                     2004        0.920            1.029         6,322,143
                                                     2003        0.690            0.920         6,679,967
                                                     2002        0.819            0.690         6,862,959
                                                     2001        0.969            0.819         6,260,916
                                                     2000        1.211            0.969         3,140,876
                                                     1999        1.000            1.211           316,138

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.240            1.347         8,829,783
                                                     2005        1.082            1.240         8,889,797
                                                     2004        0.975            1.082         8,773,906
                                                     2003        0.723            0.975         8,937,082
                                                     2002        0.970            0.723         7,986,225
                                                     2001        1.202            0.970         6,922,537
                                                     2000        1.167            1.202         4,692,324
                                                     1999        1.000            1.167           477,335

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.336            1.518         9,298,377
                                                     2005        1.280            1.336         9,710,858
                                                     2004        1.176            1.280         9,428,394
                                                     2003        0.901            1.176         9,670,875
                                                     2002        1.119            0.901         8,550,110
                                                     2001        1.106            1.119         6,852,257
                                                     2000        1.039            1.106         2,375,658
                                                     1999        1.000            1.039           174,106

Capital Appreciation Fund
  Capital Appreciation Fund (6/02).................  2006        1.319            1.306                --
                                                     2005        1.131            1.319            38,185
                                                     2004        0.960            1.131                --
                                                     2003        0.779            0.960                --
                                                     2002        0.878            0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02)...........................................  2006        1.732            2.265                --
                                                     2005        1.638            1.732            16,019
                                                     2004        1.265            1.638                --
                                                     2003        0.957            1.265                --
                                                     2002        1.048            0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.431                --
                                                     2005        1.210            1.315            27,109
                                                     2004        1.074            1.210                --
                                                     2003        1.000            1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.312            1.463                --
                                                     2005        1.208            1.312           112,133
                                                     2004        1.068            1.208            46,761
                                                     2003        1.000            1.068                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.035            1.207           462,080
                                                     2005        0.984            1.035           130,062

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).....................  2006        0.903            0.968         1,054,124
                                                     2005        0.874            0.903         1,374,673
                                                     2004        0.795            0.874         1,611,705
                                                     2003        0.588            0.795         1,673,524
                                                     2002        0.836            0.588         1,690,406
                                                     2001        1.000            0.836         1,766,010
                                                     2000        1.215            1.000         1,131,242
                                                     1999        1.000            1.215           167,294

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.262            1.474                --
                                                     2005        1.158            1.262           718,462
                                                     2004        1.043            1.158           818,408
                                                     2003        0.845            1.043           528,951
                                                     2002        0.999            0.845           109,286

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.238            2.827           149,309
                                                     2005        1.781            2.238           131,258
                                                     2004        1.448            1.781           108,300
                                                     2003        1.000            1.448            27,124

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.182            1.415         1,501,504
                                                     2005        1.088            1.182         1,505,091
                                                     2004        0.931            1.088         1,356,406
                                                     2003        0.714            0.931         1,285,352
                                                     2002        0.889            0.714         1,344,931
                                                     2001        1.073            0.889         1,396,919
                                                     2000        1.115            1.073           720,928
                                                     1999        1.000            1.115           121,036

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02).................................  2006        1.267            1.522                --
                                                     2005        1.180            1.267            79,625
                                                     2004        1.032            1.180             3,125
                                                     2003        0.792            1.032                --
                                                     2002        0.832            0.792                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.496            0.554         1,468,206
                                                     2005        0.449            0.496         1,582,499
                                                     2004        0.378            0.449         1,891,222
                                                     2003        0.284            0.378         1,971,237
                                                     2002        0.401            0.284         2,193,877
                                                     2001        0.674            0.401         2,395,484
                                                     2000        1.000            0.674         2,007,540

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.552            1.745                --
                                                     2005        1.513            1.552            62,226
                                                     2004        1.336            1.513            69,839
                                                     2003        1.000            1.336            32,469

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.797            0.926           101,037
                                                     2005        0.809            0.797           117,286
                                                     2004        0.794            0.809           240,763
                                                     2003        0.652            0.794           159,849
                                                     2002        0.894            0.652            87,290
                                                     2001        1.033            0.894            66,708

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        0.909            0.963           271,661
                                                     2005        0.868            0.909           277,845
                                                     2004        0.855            0.868           294,476
                                                     2003        0.646            0.855           304,336
                                                     2002        0.894            0.646           305,879
                                                     2001        1.011            0.894            37,100

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.144            1.273           306,121
                                                     2005        1.106            1.144           550,052
                                                     2004        0.970            1.106           424,074
                                                     2003        0.693            0.970           209,065
                                                     2002        0.945            0.693           146,257
                                                     2001        0.987            0.945            63,380

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.343            1.565         2,044,973
                                                     2005        1.309            1.343         2,411,960
                                                     2004        1.226            1.309         2,736,840
                                                     2003        0.894            1.226         2,762,940
                                                     2002        1.210            0.894         2,662,147
                                                     2001        1.204            1.210         2,256,368
                                                     2000        1.033            1.204         1,028,180
                                                     1999        1.000            1.033            78,169

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.252            1.460         1,100,296
                                                     2005        1.191            1.252         1,250,767
                                                     2004        1.095            1.191         1,637,036
                                                     2003        0.839            1.095         1,478,433
                                                     2002        1.106            0.839         1,401,267
                                                     2001        1.170            1.106         1,346,259
                                                     2000        1.029            1.170           428,890
                                                     1999        1.000            1.029            19,926

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.334            1.484           359,291
                                                     2005        1.290            1.334           676,973
                                                     2004        1.136            1.290           640,455
                                                     2003        0.774            1.136           629,419
                                                     2002        1.202            0.774           541,675
                                                     2001        1.314            1.202           579,887
                                                     2000        1.141            1.314           439,007
                                                     1999        1.000            1.141            61,393

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)..........  2006        1.070            1.211         4,571,250
                                                     2005        1.040            1.070         5,790,079
                                                     2004        0.970            1.040         6,040,306
                                                     2003        0.789            0.970         5,893,048
                                                     2002        0.971            0.789         5,264,273
                                                     2001        1.025            0.971         3,668,702
                                                     2000        1.044            1.025           917,508
                                                     1999        1.000            1.044            31,957

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPII Diversified Strategic Income Subaccount
  (11/99)..........................................  2006        1.249            1.298         1,464,401
                                                     2005        1.235            1.249         1,620,970
                                                     2004        1.174            1.235         1,847,806
                                                     2003        1.065            1.174         1,695,778
                                                     2002        1.030            1.065         1,438,332
                                                     2001        1.013            1.030         1,382,525
                                                     2000        0.999            1.013           601,614
                                                     1999        1.000            0.999           137,491

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        0.888            1.008         1,921,140
                                                     2005        0.864            0.888         2,002,346
                                                     2004        0.795            0.864         2,010,098
                                                     2003        0.631            0.795         1,910,575
                                                     2002        0.824            0.631         1,955,313
                                                     2001        0.954            0.824         1,824,680
                                                     2000        1.067            0.954           613,674
                                                     1999        1.000            1.067            55,283

  LMPVPII Fundamental Value Subaccount (12/99).....  2006        1.347            1.551         4,984,117
                                                     2005        1.303            1.347         5,951,617
                                                     2004        1.221            1.303         6,397,421
                                                     2003        0.893            1.221         6,391,317
                                                     2002        1.151            0.893         6,360,281
                                                     2001        1.232            1.151         5,155,358
                                                     2000        1.037            1.232         1,579,098
                                                     1999        1.000            1.037             2,425

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.006            1.033           265,124
                                                     2005        0.997            1.006           502,016
                                                     2004        0.999            0.997         1,239,228
                                                     2003        1.000            0.999            17,941

  LMPVPIII Aggressive Growth Subaccount (11/99)....  2006        1.373            1.473         6,985,734
                                                     2005        1.247            1.373         7,607,140
                                                     2004        1.150            1.247         8,349,729
                                                     2003        0.867            1.150         8,530,069
                                                     2002        1.306            0.867         8,140,330
                                                     2001        1.381            1.306         7,173,627
                                                     2000        1.210            1.381         3,423,105
                                                     1999        1.000            1.210           302,417

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII High Income Subaccount (11/99)..........  2006        1.156            1.265         1,320,464
                                                     2005        1.143            1.156         1,741,150
                                                     2004        1.049            1.143         1,909,111
                                                     2003        0.834            1.049         1,906,382
                                                     2002        0.874            0.834         1,257,332
                                                     2001        0.921            0.874         1,256,295
                                                     2000        1.016            0.921           595,882
                                                     1999        1.000            1.016            67,445

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        0.956            0.986         3,772,197
                                                     2005        0.922            0.956         4,245,781
                                                     2004        0.931            0.922         4,779,482
                                                     2003        0.640            0.931         4,986,323
                                                     2002        0.863            0.640         4,867,338
                                                     2001        1.000            0.863         5,072,444
                                                     2000        1.090            1.000         3,224,751
                                                     1999        1.000            1.090           175,985

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.435            1.625         1,448,947
                                                     2005        1.344            1.435         1,777,129
                                                     2004        1.234            1.344         1,938,516
                                                     2003        0.964            1.234         2,233,467
                                                     2002        1.209            0.964         2,303,022
                                                     2001        1.362            1.209         2,306,739
                                                     2000        1.171            1.362         1,266,016
                                                     1999        1.000            1.171            49,546

  LMPVPIII Money Market Subaccount (11/99).........  2006        1.075            1.109         1,992,531
                                                     2005        1.060            1.075         1,894,054
                                                     2004        1.066            1.060         2,813,069
                                                     2003        1.074            1.066         3,392,033
                                                     2002        1.075            1.074         3,640,831
                                                     2001        1.052            1.075         1,956,266
                                                     2000        1.006            1.052           922,050
                                                     1999        1.000            1.006           750,776

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.502            1.682         2,513,478
                                                     2005        1.447            1.502         2,741,921
                                                     2004        1.376            1.447         2,624,019
                                                     2003        1.061            1.376           995,800
                                                     2002        1.000            1.061            13,385

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.329            1.448         1,249,186
                                                     2005        1.293            1.329         1,293,344
                                                     2004        1.249            1.293         1,551,664
                                                     2003        1.038            1.249           764,994
                                                     2002        1.000            1.038           157,954

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.592            1.808           330,021
                                                     2005        1.515            1.592           430,807
                                                     2004        1.394            1.515           414,942
                                                     2003        1.074            1.394            51,838
                                                     2002        1.000            1.074            17,608

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.462            1.619           263,941
                                                     2005        1.432            1.462           273,669
                                                     2004        1.360            1.432           345,792
                                                     2003        1.069            1.360           344,365
                                                     2002        1.000            1.069            33,985

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.408            1.628           374,985
                                                     2005        1.382            1.408           251,990
                                                     2004        1.244            1.382           201,079
                                                     2003        1.000            1.244            64,093

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.644            1.820           387,841
                                                     2005        1.541            1.644           368,902
                                                     2004        1.260            1.541           198,486
                                                     2003        1.000            1.260           149,364

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        0.894            0.948           639,890

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.277            1.363            43,723

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.520            1.677           302,655

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.306            1.341            85,871

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.077         1,223,534

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.073            91,646

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.992            0.982         2,160,679

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.286            1.278                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.274            1.410           505,067

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.222           178,469

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.480            1.593            47,686

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.096            1.155            13,740

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.132            1.174           241,722

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.030           307,549

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.901            0.881           835,997

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.205            1.252         1,575,757

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        0.730            0.751           592,317

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        0.796            0.808         3,520,718

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.294            1.329         1,679,986

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.062           140,088

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.051                --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.056            45,967

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.061            76,434

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.402            1.500         4,991,625

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.052           148,198

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070         1,559,215

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.133            1.125           674,876
                                                     2005        1.125            1.133           829,709
                                                     2004        1.048            1.125           837,880
                                                     2003        1.000            1.048           245,014

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.226            1.255         5,041,285
                                                     2005        1.213            1.226         5,395,697
                                                     2004        1.173            1.213         5,959,397
                                                     2003        1.132            1.173         5,042,843
                                                     2002        1.053            1.132         4,213,843
                                                     2001        1.005            1.053         2,073,098

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.118            1.409           144,736
                                                     2005        1.011            1.118           149,808
                                                     2004        0.882            1.011           150,938
                                                     2003        0.696            0.882           153,350
                                                     2002        0.857            0.696           131,072
                                                     2001        0.995            0.857            88,059

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.701            1.967           327,930
                                                     2005        1.611            1.701           343,989
                                                     2004        1.294            1.611           356,645
                                                     2003        0.877            1.294           344,427
                                                     2002        1.088            0.877           271,247
                                                     2001        1.030            1.088           126,743

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01)...........................................  2006        0.931            0.992                --
                                                     2005        0.869            0.931         2,279,202
                                                     2004        0.827            0.869         2,370,045
                                                     2003        0.649            0.827         2,463,743
                                                     2002        0.864            0.649         2,441,987
                                                     2001        0.978            0.864         1,916,798

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Equity Income Subaccount (11/99).......  2006        1.230            1.294                --
                                                     2005        1.194            1.230         1,783,984
                                                     2004        1.102            1.194         1,883,743
                                                     2003        0.852            1.102         1,882,544
                                                     2002        1.004            0.852         1,700,300
                                                     2001        1.090            1.004         1,354,821
                                                     2000        1.013            1.090           573,343
                                                     1999        1.000            1.013            10,535

  Travelers Large Cap Subaccount (11/99)...........  2006        0.772            0.796                --
                                                     2005        0.720            0.772         1,991,083
                                                     2004        0.686            0.720         2,092,587
                                                     2003        0.558            0.686         2,172,648
                                                     2002        0.732            0.558         2,094,007
                                                     2001        0.899            0.732         2,048,435
                                                     2000        1.065            0.899           894,807
                                                     1999        1.000            1.065           157,286

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.111            1.182                --
                                                     2005        1.045            1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.022            1.026                --
                                                     2005        1.000            1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)................................  2006        1.056            1.094                --
                                                     2005        1.000            1.056                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.089            1.137                --
                                                     2005        1.017            1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05)...................  2006        1.032            1.053                --
                                                     2005        1.012            1.032                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Income Subaccount (11/99)......  2006        1.216            1.205                --
                                                     2005        1.216            1.216         1,904,578
                                                     2004        1.199            1.216         2,040,964
                                                     2003        1.121            1.199         2,324,626
                                                     2002        1.113            1.121         2,311,652
                                                     2001        1.057            1.113         2,069,673
                                                     2000        0.994            1.057           555,087
                                                     1999        1.000            0.994           150,289

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        0.841            0.894                --
                                                     2005        0.761            0.841           669,640
                                                     2004        0.666            0.761           732,906
                                                     2003        0.558            0.666           740,731
                                                     2002        0.755            0.558           909,733
                                                     2001        0.988            0.755         1,120,346
                                                     2000        1.061            0.988           758,310
                                                     1999        1.000            1.061            16,748

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/02)...........................................  2006        0.851            0.901                --
                                                     2005        0.837            0.851         1,080,647
                                                     2004        0.744            0.837                --
                                                     2003        0.551            0.744                --
                                                     2002        0.626            0.551                --

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.357            1.402                --
                                                     2005        1.337            1.357         5,545,750
                                                     2004        1.216            1.337         5,740,656
                                                     2003        1.058            1.216         5,765,761
                                                     2002        1.133            1.058         5,108,223
                                                     2001        1.149            1.133         3,382,902
                                                     2000        0.999            1.149         1,522,221
                                                     1999        1.000            0.999            99,074

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.178            1.274                --
                                                     2005        1.122            1.178           336,106
                                                     2004        0.973            1.122                --

  Travelers Mondrian International Stock Subaccount
  (8/02)...........................................  2006        1.322            1.520                --
                                                     2005        1.224            1.322           162,381
                                                     2004        1.073            1.224           123,522
                                                     2003        0.846            1.073            76,847
                                                     2002        0.846            0.846                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.394            1.480                --
                                                     2005        1.333            1.394            50,014
                                                     2004        1.217            1.333            12,705
                                                     2003        1.000            1.217             1,061

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.041            1.096                --
                                                     2005        1.000            1.041               325

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.120            1.132                --
                                                     2005        1.096            1.120           148,310
                                                     2004        0.983            1.096            10,501

  Travelers Strategic Equity Subaccount (11/99)....  2006        0.730            0.762                --
                                                     2005        0.726            0.730         2,288,680
                                                     2004        0.668            0.726         2,426,868
                                                     2003        0.511            0.668         2,656,535
                                                     2002        0.780            0.511         3,272,912
                                                     2001        0.913            0.780         3,852,391
                                                     2000        1.132            0.913         2,951,007
                                                     1999        1.000            1.132           468,390

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.116            1.286                --
                                                     2005        1.000            1.116                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.112            1.277                --
                                                     2005        1.005            1.112                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)..........................................  2006        0.703            0.730                --
                                                     2005        0.661            0.703           708,658
                                                     2004        0.645            0.661           790,636
                                                     2003        0.521            0.645           824,262
                                                     2002        0.748            0.521           864,932
                                                     2001        0.963            0.748         1,021,052
                                                     2000        1.145            0.963           938,728
                                                     1999        1.000            1.145             3,784

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).......................................  2006        0.756            0.766         2,127,251
                                                     2005        0.710            0.756         2,636,468
                                                     2004        0.673            0.710         2,862,877
                                                     2003        0.536            0.673         3,368,026
                                                     2002        0.805            0.536         3,542,735
                                                     2001        1.191            0.805         4,206,215
                                                     2000        1.344            1.191         3,409,800
                                                     1999        1.000            1.344           237,085

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)..........................................  2006        1.341            1.475         1,708,006
                                                     2005        1.163            1.341         1,796,773
                                                     2004        1.023            1.163         1,928,848
                                                     2003        0.808            1.023         1,831,279
                                                     2002        0.905            0.808         1,717,820
                                                     2001        1.047            0.905         2,140,528
                                                     2000        1.138            1.047         1,784,874
                                                     1999        1.000            1.138           151,914

  VIP Mid Cap Subaccount (Service Class 2) (5/02)..  2006        1.671            1.853           663,168
                                                     2005        1.436            1.671           538,882
                                                     2004        1.168            1.436           526,081
                                                     2003        0.857            1.168           246,983
                                                     2002        0.993            0.857            58,437




                         SEPARATE ACCOUNT CHARGES 2.35%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.242            1.295               --
                                                     2005        1.215            1.242           15,481
                                                     2004        1.119            1.215               --
                                                     2003        1.000            1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.296            1.258               --
                                                     2005        1.155            1.296               --
                                                     2004        1.092            1.155               --
                                                     2003        1.000            1.092               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.465            1.724          170,686
                                                     2005        1.315            1.465          138,800
                                                     2004        1.186            1.315            4,145
                                                     2003        1.000            1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.432            1.541          756,627
                                                     2005        1.261            1.432          614,002
                                                     2004        1.148            1.261           23,636
                                                     2003        1.000            1.148               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.277            1.437          647,499
                                                     2005        1.235            1.277          511,616
                                                     2004        1.145            1.235            6,576
                                                     2003        1.000            1.145               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02).................  2006        1.541            1.522               --
                                                     2005        1.335            1.541            2,675
                                                     2004        1.143            1.335               --
                                                     2003        1.000            1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02)...........................................  2006        1.534            1.987               --
                                                     2005        1.465            1.534           25,992
                                                     2004        1.142            1.465               --
                                                     2003        1.000            1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.289            1.398               --
                                                     2005        1.197            1.289           13,773
                                                     2004        1.073            1.197               --
                                                     2003        0.996            1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.286            1.430               --
                                                     2005        1.195            1.286           71,362
                                                     2004        1.066            1.195            4,448
                                                     2003        1.016            1.066               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.029            1.188           33,118
                                                     2005        0.984            1.029           10,894

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).....................  2006        1.328            1.410            7,611
                                                     2005        1.297            1.328            7,574
                                                     2004        1.191            1.297            2,012
                                                     2003        1.000            1.191               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.326            1.534               --
                                                     2005        1.228            1.326          130,228
                                                     2004        1.116            1.228               --
                                                     2003        1.000            1.116               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.913            2.393           49,845
                                                     2005        1.537            1.913           47,524
                                                     2004        1.261            1.537            2,013
                                                     2003        1.000            1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.463            1.736          221,873
                                                     2005        1.359            1.463          234,426
                                                     2004        1.174            1.359            2,118
                                                     2003        1.000            1.174               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02).................................  2006        1.398            1.663               --
                                                     2005        1.315            1.398           38,096
                                                     2004        1.160            1.315               --
                                                     2003        1.000            1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.469            1.626            5,354
                                                     2005        1.342            1.469            5,354
                                                     2004        1.140            1.342               --
                                                     2003        1.000            1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.336            1.490               --
                                                     2005        1.315            1.336           53,321
                                                     2004        1.172            1.315               --
                                                     2003        1.000            1.172               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        1.083            1.248           16,417
                                                     2005        1.111            1.083           33,951
                                                     2004        1.100            1.111           18,420
                                                     2003        1.000            1.100               --

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.200            1.258               --
                                                     2005        1.156            1.200               --
                                                     2004        1.150            1.156               --
                                                     2003        1.000            1.150               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.427            1.574            3,743
                                                     2005        1.393            1.427            9,431
                                                     2004        1.233            1.393               --
                                                     2003        1.000            1.233               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.257            1.450               --
                                                     2005        1.236            1.257               --
                                                     2004        1.169            1.236               --
                                                     2003        1.000            1.169               --

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.285            1.485          132,038
                                                     2005        1.235            1.285          131,791
                                                     2004        1.146            1.235               --
                                                     2003        1.000            1.146               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.423            1.568            2,545
                                                     2005        1.389            1.423            2,675
                                                     2004        1.235            1.389               --
                                                     2003        1.000            1.235               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)..........  2006        1.211            1.358          314,558
                                                     2005        1.188            1.211          327,014
                                                     2004        1.118            1.188           32,527
                                                     2003        1.000            1.118               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)..........................................  2006        1.103            1.136            3,078
                                                     2005        1.101            1.103           31,859
                                                     2004        1.056            1.101            2,754
                                                     2003        1.000            1.056               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        1.237            1.392               --
                                                     2005        1.215            1.237               --
                                                     2004        1.129            1.215               --
                                                     2003        1.000            1.129               --

  LMPVPII Fundamental Value Subaccount (12/99).....  2006        1.263            1.441           34,287
                                                     2005        1.234            1.263          101,643
                                                     2004        1.167            1.234           34,333
                                                     2003        1.000            1.167               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.985            1.001           38,704
                                                     2005        0.985            0.985           38,446
                                                     2004        0.997            0.985           21,345
                                                     2003        1.000            0.997               --

  LMPVPIII Aggressive Growth Subaccount (11/99)....  2006        1.329            1.412          459,914
                                                     2005        1.219            1.329          495,738
                                                     2004        1.135            1.219           19,728
                                                     2003        1.000            1.135               --

  LMPVPIII High Income Subaccount (11/99)..........  2006        1.190            1.290          333,905
                                                     2005        1.187            1.190          216,001
                                                     2004        1.100            1.187               --
                                                     2003        1.000            1.100               --

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        1.176            1.202          118,204
                                                     2005        1.144            1.176           64,894
                                                     2004        1.167            1.144           17,873
                                                     2003        1.000            1.167               --

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.321            1.481          110,834
                                                     2005        1.248            1.321           95,001
                                                     2004        1.157            1.248               --
                                                     2003        1.000            1.157               --

  LMPVPIII Money Market Subaccount (11/99).........  2006        0.983            1.004          578,691
                                                     2005        0.978            0.983           19,548
                                                     2004        0.993            0.978               --
                                                     2003        1.000            0.993               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.208            1.340          309,389
                                                     2005        1.174            1.208          309,581
                                                     2004        1.128            1.174           32,596
                                                     2003        1.000            1.128               --

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.136            1.227          184,184
                                                     2005        1.116            1.136          127,298
                                                     2004        1.088            1.116               --
                                                     2003        1.000            1.088               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.276            1.436          351,744
                                                     2005        1.226            1.276          339,461
                                                     2004        1.139            1.226               --
                                                     2003        1.000            1.139               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.182            1.297           15,551
                                                     2005        1.169            1.182           15,551
                                                     2004        1.121            1.169               --
                                                     2003        1.000            1.121               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.264            1.448           72,012
                                                     2005        1.253            1.264           64,314
                                                     2004        1.139            1.253           17,389
                                                     2003        1.000            1.139               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.479            1.621          143,409
                                                     2005        1.399            1.479          164,595
                                                     2004        1.155            1.399            4,197
                                                     2003        1.000            1.155               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.428            1.505               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.265            1.342           13,100

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.604            1.759           12,575

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.522            1.552           44,328

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.070          409,818

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.067               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.333            1.310               --

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.275            1.259            8,483

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.250            1.374           43,929

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.214           43,448

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.339            1.433               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.087            1.138           29,175

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.111            1.145           25,393

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.024          264,792

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.339            1.301           36,177

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.010            1.043           27,122

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.247            1.276              956

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.274            1.285           42,841

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.299            1.326           23,323

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055           14,474

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.044           47,233

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.049          211,972

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.054          105,935

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.215            1.292          374,296

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.046           81,878

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.108            1.090           65,739
                                                     2005        1.111            1.108           61,897
                                                     2004        1.045            1.111            9,080
                                                     2003        1.000            1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.049            1.064          646,122
                                                     2005        1.048            1.049          500,643
                                                     2004        1.023            1.048           14,843
                                                     2003        1.000            1.023               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.467            1.830               --
                                                     2005        1.338            1.467               --
                                                     2004        1.179            1.338               --
                                                     2003        1.000            1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.592            1.824           42,921
                                                     2005        1.523            1.592           43,597
                                                     2004        1.235            1.523               --
                                                     2003        1.000            1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01)...........................................  2006        1.255            1.333               --
                                                     2005        1.181            1.255               --
                                                     2004        1.135            1.181               --
                                                     2003        1.000            1.135               --

  Travelers Equity Income Subaccount (11/99).......  2006        1.239            1.299               --
                                                     2005        1.214            1.239           97,181
                                                     2004        1.131            1.214            2,409
                                                     2003        1.000            1.131               --

  Travelers Large Cap Subaccount (11/99)...........  2006        1.240            1.274               --
                                                     2005        1.168            1.240            3,548
                                                     2004        1.122            1.168            2,527
                                                     2003        1.000            1.122               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.104            1.171               --
                                                     2005        1.044            1.104               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.016            1.017               --
                                                     2005        1.000            1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)................................  2006        1.050            1.085               --
                                                     2005        1.000            1.050          196,583

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.083            1.126               --
                                                     2005        1.017            1.083           70,772

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05)...................  2006        1.027            1.045               --
                                                     2005        1.010            1.027           37,182

  Travelers Managed Income Subaccount (11/99)......  2006        1.023            1.010               --
                                                     2005        1.033            1.023           25,576
                                                     2004        1.028            1.033           23,953
                                                     2003        1.000            1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        1.349            1.428               --
                                                     2005        1.232            1.349               --
                                                     2004        1.088            1.232               --
                                                     2003        1.000            1.088               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/02)...........................................  2006        1.269            1.339               --
                                                     2005        1.260            1.269           33,475
                                                     2004        1.131            1.260               --
                                                     2003        1.000            1.131               --

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.180            1.215               --
                                                     2005        1.173            1.180          164,360
                                                     2004        1.077            1.173               --
                                                     2003        1.000            1.077               --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.160            1.250               --
                                                     2005        1.115            1.160           49,291
                                                     2004        0.972            1.115              233

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mondrian International Stock Subaccount
  (8/02)...........................................  2006        1.400            1.604               --
                                                     2005        1.308            1.400            8,503
                                                     2004        1.157            1.308               --
                                                     2003        1.000            1.157               --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.265            1.339               --
                                                     2005        1.222            1.265               --
                                                     2004        1.126            1.222               --
                                                     2003        1.000            1.126               --

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.035            1.087               --
                                                     2005        1.000            1.035           29,181

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.102            1.111               --
                                                     2005        1.089            1.102           44,273
                                                     2004        0.982            1.089               --

  Travelers Strategic Equity Subaccount (11/99)....  2006        1.197            1.246               --
                                                     2005        1.201            1.197               --
                                                     2004        1.115            1.201               --
                                                     2003        1.000            1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.110            1.275               --
                                                     2005        1.000            1.110            8,486

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.106            1.265               --
                                                     2005        1.005            1.106           13,105

  Travelers Van Kampen Enterprise Subaccount
  (11/99)..........................................  2006        1.205            1.247               --
                                                     2005        1.144            1.205              327
                                                     2004        1.127            1.144               --
                                                     2003        1.000            1.127               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).......................................  2006        1.228            1.234               --
                                                     2005        1.165            1.228               --
                                                     2004        1.114            1.165               --
                                                     2003        1.000            1.114               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)..........................................  2006        1.466            1.598          223,301
                                                     2005        1.284            1.466          226,642
                                                     2004        1.140            1.284               --
                                                     2003        1.000            1.140               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)..  2006        1.680            1.844           45,846
                                                     2005        1.457            1.680           48,387
                                                     2004        1.197            1.457               --
                                                     2003        1.000            1.197               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

                             ADDITIONAL INFORMATION

                           REGARDING UNDERLYING FUNDS

--------------------------------------------------------------------------------

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each Underlying Fund and, where applicable, the former name and new name of the Trust of which the Underlying Fund is part.

ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital and
     Discipline Portfolio -- Balanced All Cap    Income Portfolio
     Growth and Value Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Janus Capital Appreciation Portfolio           Janus Forty Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio               BlackRock Large-Cap Core Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST               VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Portfolio                      Strategic Growth Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Fund and/or were reorganized into a new trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Dividend          Legg Mason Partners Variable Dividend
     Strategy Portfolio                             Strategy Portfolio
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Premier           Legg Mason Partners Variable Aggressive
     Selections All Cap Growth Portfolio            Growth
                                                    Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap           Legg Mason Partners Variable Fundamental
     Portfolio -- Class I                           Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors       Legg Mason Partners Variable Investors
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Small Cap         Legg Mason Partners Variable Small Cap
     Growth Portfolio                               Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Diversified       Legg Mason Partners Variable Diversified
     Strategic Income Portfolio                     Strategic Income Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Equity Index      Legg Mason Partners Variable Equity Index
     Portfolio                                      Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Fundamental       Legg Mason Partners Variable Fundamental
     Value Portfolio                                Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Adjustable        Legg Mason Partners Variable Adjustable
     Rate Income Portfolio                          Rate Income Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive        Legg Mason Partners Variable Aggressive
     Growth Portfolio                               Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable High Income     Legg Mason Partners Variable High Income
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Large Cap         Legg Mason Partners Variable Large Cap
     Growth Portfolio                               Growth Portfolio -- Class I

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Mid Cap Core      Legg Mason Partners Variable Mid Cap Core
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Money Market      Legg Mason Partners Variable Money Market
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Capital and       Legg Mason Partners Variable Capital and
     Income Portfolio                               Income Portfolio -- Class II
LEGG MASON VARIABLE PORTFOLIOS IV              LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Multiple
     Discipline Portfolio -- All Cap Growth         Discipline Portfolio -- All Cap Growth
     and Value                                      and Value
LEGG MASON VARIABLE PORTFOLIOS IV              LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Large Cap Growth       Discipline Portfolio -- Large Cap Growth
     and Value                                      and Value
LEGG MASON VARIABLE PORTFOLIOS IV              LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Global All Cap         Discipline Portfolio -- Global All Cap
     Growth and Value                               Growth and Value
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V      LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
                                                 INC.
  Legg Mason Partners Variable Small Cap         Legg Mason Partners Variable Small Cap
     Growth Opportunities Portfolio                 Growth Portfolio -- Class I
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Pioneer Mid-Cap Value Portfolio -- Class A     Lazard Mid-Cap Portfolio -- Class B


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


LAZARD RETIREMENT SERIES, INC.                 MET INVESTORS SERIES TRUST
  Lazard Retirement Small Cap                    Third Avenue Small Cap Value
     Portfolio -- Service Shares                    Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Lord Abbett Series Growth and Income           Lord Abbett Growth and Income
     Portfolio -- Class VC                          Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Lord Abbett Series Mid Cap Value               Lord Abbett Mid-Cap Value
     Portfolio -- Class VC                          Portfolio -- Class B
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
  Real Return Portfolio -- Administrative        PIMCO Inflation Protected Bond
     Class                                          Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT International Equity                 MFS(R) Research International
     Fund -- Class IB                               Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Small Cap Value Fund -- Class IB     Third Avenue Small Cap Value
                                                    Portfolio -- Class B


UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core                       BlackRock Large-Cap Core
     Portfolio -- Class A                           Portfolio -- Class E

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 30, 2007 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut/MetLife Life and Annuity Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-03-85, and for the MetLife Life and Annuity Company of Connecticut Statement of Additional Information please request MLAC-Book-03-85.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-03-85

[ ] MLAC-Book-03-85

                                   VINTAGE II
                             VINTAGE II (SERIES II)

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                DECEMBER 7, 2007

                                       FOR

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our"). Effective December 7, 2007, Contracts formerly issued by MetLife Life and Annuity Company of Connecticut ("MLAC") have become Contracts of the Company as a result of the merger of MLAC with and into the Company with the Company as the surviving company.

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 30, 2007, as supplemented on December 7, 2007. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

                                                                                   ITEM
                                                                                   ----
THE INSURANCE COMPANY...........................................................      2

PRINCIPAL UNDERWRITER...........................................................      2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................      2

VALUATION OF ASSETS.............................................................      4

FEDERAL TAX CONSIDERATIONS......................................................      5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................      9

CONDENSED FINANCIAL INFORMATION.................................................     10

FINANCIAL STATEMENTS............................................................      1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MLAC, a stock life insurance company chartered in 1973 in Connecticut. On December 7, 2007, MLAC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Separate Account and its assets. As a result of the merger, the Company also has become responsible for all of the MLAC's liabilities and obligations, including those created under Contracts initially issued by MLAC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Separate Account Ten for Variable Annuities (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS


                                                    UNDERWRITING COMMISSIONS PAID       AMOUNT OF UNDERWRITING
                                                      TO THE DISTRIBUTOR BY THE      COMMISSIONS RETAINED BY THE
YEAR                                                          COMPANY(+)                     DISTRIBUTOR
----                                                -----------------------------    ---------------------------
2006                                                         $ 62,664,479                         $0
                                                             ------------                         --
          2005                                               $ 90,942,874                         $0
                                                             ------------                         --
          2004                                               $104,087,148                         $0
                                                             ------------                         --



(+)MLAC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLAC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,289 to $5,893,669. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $650,170 to $26,200,094. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $652,459 to $32,093,763.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $45,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2007 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2007 is $45,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2007. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2007).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of MetLife of CT Separate Account Ten for Variable Annuities (formerly, The Travelers Separate Account Ten for Variable Annuities) and the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.081            50,316

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                --
                                                       2005      0.783          0.816            71,456
                                                       2004      0.751          0.783            93,043
                                                       2003      0.609          0.751           151,552
                                                       2002      0.885          0.609           125,985
                                                       2001      1.000          0.885            71,853

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           325,190
                                                       2004      1.027          1.127           334,798
                                                       2003      0.788          1.027           354,635
                                                       2002      1.000          0.788            25,560

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756         2,516,526
                                                       2004      0.625          0.668         2,897,980
                                                       2003      0.514          0.625         3,382,923
                                                       2002      0.753          0.514         3,883,375
                                                       2001      0.925          0.753         4,716,899
                                                       2000      1.127          0.925         4,449,229
                                                       1999      1.000          1.127           314,797

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.158          1.375         6,303,145
                                                       2005      1.029          1.158         6,380,373
                                                       2004      0.920          1.029         6,322,143
                                                       2003      0.690          0.920         6,679,967
                                                       2002      0.819          0.690         6,862,959
                                                       2001      0.969          0.819         6,260,916
                                                       2000      1.211          0.969         3,140,876
                                                       1999      1.000          1.211           316,138

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.240          1.347         8,829,783
                                                       2005      1.082          1.240         8,889,797
                                                       2004      0.975          1.082         8,773,906
                                                       2003      0.723          0.975         8,937,082
                                                       2002      0.970          0.723         7,986,225
                                                       2001      1.202          0.970         6,922,537
                                                       2000      1.167          1.202         4,692,324
                                                       1999      1.000          1.167           477,335

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.336          1.518         9,298,377
                                                       2005      1.280          1.336         9,710,858
                                                       2004      1.176          1.280         9,428,394
                                                       2003      0.901          1.176         9,670,875
                                                       2002      1.119          0.901         8,550,110
                                                       2001      1.106          1.119         6,852,257
                                                       2000      1.039          1.106         2,375,658
                                                       1999      1.000          1.039           174,106

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.319          1.306                --
                                                       2005      1.131          1.319            38,185
                                                       2004      0.960          1.131                --
                                                       2003      0.779          0.960                --
                                                       2002      0.878          0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.732          2.265                --
                                                       2005      1.638          1.732            16,019
                                                       2004      1.265          1.638                --
                                                       2003      0.957          1.265                --
                                                       2002      1.048          0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            27,109
                                                       2004      1.074          1.210                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312           112,133
                                                       2004      1.068          1.208            46,761
                                                       2003      1.000          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.035          1.207           462,080
                                                       2005      0.984          1.035           130,062

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.903          0.968         1,054,124
                                                       2005      0.874          0.903         1,374,673
                                                       2004      0.795          0.874         1,611,705
                                                       2003      0.588          0.795         1,673,524
                                                       2002      0.836          0.588         1,690,406
                                                       2001      1.000          0.836         1,766,010
                                                       2000      1.215          1.000         1,131,242
                                                       1999      1.000          1.215           167,294

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           718,462
                                                       2004      1.043          1.158           818,408
                                                       2003      0.845          1.043           528,951
                                                       2002      1.000          0.845           109,286

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.238          2.827           149,309
                                                       2005      1.781          2.238           131,258
                                                       2004      1.448          1.781           108,300
                                                       2003      1.000          1.448            27,124

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.182          1.415         1,501,504
                                                       2005      1.088          1.182         1,505,091
                                                       2004      0.931          1.088         1,356,406
                                                       2003      0.714          0.931         1,285,352
                                                       2002      0.889          0.714         1,344,931
                                                       2001      1.073          0.889         1,396,919
                                                       2000      1.115          1.073           720,928
                                                       1999      1.000          1.115           121,036

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267            79,625
                                                       2004      1.032          1.180             3,125
                                                       2003      0.792          1.032                --
                                                       2002      0.832          0.792                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.496          0.554         1,468,206
                                                       2005      0.449          0.496         1,582,499
                                                       2004      0.378          0.449         1,891,222
                                                       2003      0.284          0.378         1,971,237
                                                       2002      0.401          0.284         2,193,877
                                                       2001      0.674          0.401         2,395,484
                                                       2000      1.000          0.674         2,007,540

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            62,226
                                                       2004      1.336          1.513            69,839
                                                       2003      1.000          1.336            32,469

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.797          0.926           101,037
                                                       2005      0.809          0.797           117,286
                                                       2004      0.794          0.809           240,763
                                                       2003      0.652          0.794           159,849
                                                       2002      0.894          0.652            87,290
                                                       2001      1.000          0.894            66,708

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.909          0.963           271,661
                                                       2005      0.868          0.909           277,845
                                                       2004      0.855          0.868           294,476
                                                       2003      0.646          0.855           304,336
                                                       2002      0.894          0.646           305,879
                                                       2001      1.000          0.894            37,100

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.144          1.273           306,121
                                                       2005      1.106          1.144           550,052
                                                       2004      0.970          1.106           424,074
                                                       2003      0.693          0.970           209,065
                                                       2002      0.945          0.693           146,257
                                                       2001      1.000          0.945            63,380

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.343          1.565         2,044,973
                                                       2005      1.309          1.343         2,411,960
                                                       2004      1.226          1.309         2,736,840
                                                       2003      0.894          1.226         2,762,940
                                                       2002      1.210          0.894         2,662,147
                                                       2001      1.204          1.210         2,256,368
                                                       2000      1.033          1.204         1,028,180
                                                       1999      1.000          1.033            78,169

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.252          1.460         1,100,296
                                                       2005      1.191          1.252         1,250,767
                                                       2004      1.095          1.191         1,637,036
                                                       2003      0.839          1.095         1,478,433
                                                       2002      1.106          0.839         1,401,267
                                                       2001      1.170          1.106         1,346,259
                                                       2000      1.029          1.170           428,890
                                                       1999      1.000          1.029            19,926

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.334          1.484           359,291
                                                       2005      1.290          1.334           676,973
                                                       2004      1.136          1.290           640,455
                                                       2003      0.774          1.136           629,419
                                                       2002      1.202          0.774           541,675
                                                       2001      1.314          1.202           579,887
                                                       2000      1.141          1.314           439,007
                                                       1999      1.000          1.141            61,393

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.070          1.211         4,571,250
                                                       2005      1.040          1.070         5,790,079
                                                       2004      0.970          1.040         6,040,306
                                                       2003      0.789          0.970         5,893,048
                                                       2002      0.971          0.789         5,264,273
                                                       2001      1.025          0.971         3,668,702
                                                       2000      1.044          1.025           917,508
                                                       1999      1.000          1.044            31,957

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.249          1.298         1,464,401
                                                       2005      1.235          1.249         1,620,970
                                                       2004      1.174          1.235         1,847,806
                                                       2003      1.065          1.174         1,695,778
                                                       2002      1.030          1.065         1,438,332
                                                       2001      1.013          1.030         1,382,525
                                                       2000      0.999          1.013           601,614
                                                       1999      1.000          0.999           137,491

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.888          1.008         1,921,140
                                                       2005      0.864          0.888         2,002,346
                                                       2004      0.795          0.864         2,010,098
                                                       2003      0.631          0.795         1,910,575
                                                       2002      0.824          0.631         1,955,313
                                                       2001      0.954          0.824         1,824,680
                                                       2000      1.067          0.954           613,674
                                                       1999      1.000          1.067            55,283

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.347          1.551         4,984,117
                                                       2005      1.303          1.347         5,951,617
                                                       2004      1.221          1.303         6,397,421
                                                       2003      0.893          1.221         6,391,317
                                                       2002      1.151          0.893         6,360,281
                                                       2001      1.232          1.151         5,155,358
                                                       2000      1.037          1.232         1,579,098
                                                       1999      1.000          1.037             2,425

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.006          1.033           265,124
                                                       2005      0.997          1.006           502,016
                                                       2004      0.999          0.997         1,239,228
                                                       2003      1.000          0.999            17,941

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.373          1.473         6,985,734
                                                       2005      1.247          1.373         7,607,140
                                                       2004      1.150          1.247         8,349,729
                                                       2003      0.867          1.150         8,530,069
                                                       2002      1.306          0.867         8,140,330
                                                       2001      1.381          1.306         7,173,627
                                                       2000      1.210          1.381         3,423,105
                                                       1999      1.000          1.210           302,417

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.156          1.265         1,320,464
                                                       2005      1.143          1.156         1,741,150
                                                       2004      1.049          1.143         1,909,111
                                                       2003      0.834          1.049         1,906,382
                                                       2002      0.874          0.834         1,257,332
                                                       2001      0.921          0.874         1,256,295
                                                       2000      1.016          0.921           595,882
                                                       1999      1.000          1.016            67,445

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.726          0.901           700,669
                                                       2005      0.659          0.726           893,799
                                                       2004      0.567          0.659           957,103
                                                       2003      0.451          0.567         1,114,429
                                                       2002      0.615          0.451         1,305,001
                                                       2001      0.907          0.615         1,462,248
                                                       2000      1.206          0.907         1,570,420
                                                       1999      1.000          1.206           153,407

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.956          0.986         3,772,197
                                                       2005      0.922          0.956         4,245,781
                                                       2004      0.931          0.922         4,779,482
                                                       2003      0.640          0.931         4,986,323
                                                       2002      0.863          0.640         4,867,338
                                                       2001      1.000          0.863         5,072,444
                                                       2000      1.090          1.000         3,224,751
                                                       1999      1.000          1.090           175,985

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.032          1.204         1,906,829
                                                       2005      0.983          1.032         2,239,948
                                                       2004      0.901          0.983         2,344,989
                                                       2003      0.716          0.901         2,519,109
                                                       2002      0.973          0.716         2,651,006
                                                       2001      1.075          0.973         2,587,784
                                                       2000      0.964          1.075         1,111,897
                                                       1999      1.000          0.964            93,179

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.435          1.625         1,448,947
                                                       2005      1.344          1.435         1,777,129
                                                       2004      1.234          1.344         1,938,516
                                                       2003      0.964          1.234         2,233,467
                                                       2002      1.209          0.964         2,303,022
                                                       2001      1.362          1.209         2,306,739
                                                       2000      1.171          1.362         1,266,016
                                                       1999      1.000          1.171            49,546

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.075          1.109         1,992,531
                                                       2005      1.060          1.075         1,894,054
                                                       2004      1.066          1.060         2,813,069
                                                       2003      1.074          1.066         3,392,033
                                                       2002      1.075          1.074         3,640,831
                                                       2001      1.052          1.075         1,956,266
                                                       2000      1.006          1.052           922,050
                                                       1999      1.000          1.006           750,776

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.502          1.682         2,513,478
                                                       2005      1.447          1.502         2,741,921
                                                       2004      1.376          1.447         2,624,019
                                                       2003      1.061          1.376           995,800
                                                       2002      1.000          1.061            13,385

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.329          1.448         1,249,186
                                                       2005      1.293          1.329         1,293,344
                                                       2004      1.249          1.293         1,551,664
                                                       2003      1.038          1.249           764,994
                                                       2002      1.000          1.038           157,954

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.592          1.808           330,021
                                                       2005      1.515          1.592           430,807
                                                       2004      1.394          1.515           414,942
                                                       2003      1.074          1.394            51,838
                                                       2002      1.000          1.074            17,608

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.462          1.619           263,941
                                                       2005      1.432          1.462           273,669
                                                       2004      1.360          1.432           345,792
                                                       2003      1.069          1.360           344,365
                                                       2002      1.000          1.069            33,985

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.408          1.628           374,985
                                                       2005      1.382          1.408           251,990
                                                       2004      1.244          1.382           201,079
                                                       2003      1.000          1.244            64,093

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.644          1.820           387,841
                                                       2005      1.541          1.644           368,902
                                                       2004      1.260          1.541           198,486
                                                       2003      1.000          1.260           149,364

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.894          0.948           639,890

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.277          1.363            43,723

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.520          1.677           302,655

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.306          1.341            85,871

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.077         1,223,534

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.073            91,646

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.992          0.982         2,160,679

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.286          1.278                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.274          1.410           505,067

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.222           178,469

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.480          1.593            47,686

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.096          1.155            13,740

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.132          1.174           241,722

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.030           307,549

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.901          0.881           835,997

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.205          1.252         1,575,757

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.730          0.751           592,317

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.796          0.808         3,520,718

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.294          1.329         1,679,986

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.062           140,088

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.044                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.056            45,967

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.061            76,434

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.402          1.500         4,991,625

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.052           148,198

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.070         1,559,215

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.133          1.125           674,876
                                                       2005      1.125          1.133           829,709
                                                       2004      1.048          1.125           837,880
                                                       2003      1.000          1.048           245,014

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.226          1.255         5,041,285
                                                       2005      1.213          1.226         5,395,697
                                                       2004      1.173          1.213         5,959,397
                                                       2003      1.132          1.173         5,042,843
                                                       2002      1.053          1.132         4,213,843
                                                       2001      1.000          1.053         2,073,098

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.817          0.895            48,418
                                                       2005      0.773          0.817            48,437
                                                       2004      0.728          0.773            49,521
                                                       2003      0.559          0.728            50,699
                                                       2002      0.806          0.559            56,474
                                                       2001      1.000          0.806            45,037

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.118          1.409           144,736
                                                       2005      1.011          1.118           149,808
                                                       2004      0.882          1.011           150,938
                                                       2003      0.696          0.882           153,350
                                                       2002      0.857          0.696           131,072
                                                       2001      1.000          0.857            88,059

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.701          1.967           327,930
                                                       2005      1.611          1.701           343,989
                                                       2004      1.294          1.611           356,645
                                                       2003      0.877          1.294           344,427
                                                       2002      1.088          0.877           271,247
                                                       2001      1.000          1.088           126,743

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931         2,279,202
                                                       2004      0.827          0.869         2,370,045
                                                       2003      0.649          0.827         2,463,743
                                                       2002      0.864          0.649         2,441,987
                                                       2001      1.000          0.864         1,916,798

  Travelers Equity Income Subaccount (11/99).........  2006      1.230          1.294                --
                                                       2005      1.194          1.230         1,783,984
                                                       2004      1.102          1.194         1,883,743
                                                       2003      0.852          1.102         1,882,544
                                                       2002      1.004          0.852         1,700,300
                                                       2001      1.090          1.004         1,354,821
                                                       2000      1.013          1.090           573,343
                                                       1999      1.000          1.013            10,535

  Travelers Large Cap Subaccount (11/99).............  2006      0.772          0.796                --
                                                       2005      0.720          0.772         1,991,083
                                                       2004      0.686          0.720         2,092,587
                                                       2003      0.558          0.686         2,172,648
                                                       2002      0.732          0.558         2,094,007
                                                       2001      0.899          0.732         2,048,435
                                                       2000      1.065          0.899           894,807
                                                       1999      1.000          1.065           157,286

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.111          1.182                --
                                                       2005      1.045          1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.022          1.026                --
                                                       2005      1.000          1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.056          1.094                --
                                                       2005      1.000          1.056                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.089          1.137                --
                                                       2005      1.017          1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.053                --
                                                       2005      1.012          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.216          1.205                --
                                                       2005      1.216          1.216         1,904,578
                                                       2004      1.199          1.216         2,040,964
                                                       2003      1.121          1.199         2,324,626
                                                       2002      1.113          1.121         2,311,652
                                                       2001      1.057          1.113         2,069,673
                                                       2000      0.994          1.057           555,087
                                                       1999      1.000          0.994           150,289

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.841          0.894                --
                                                       2005      0.761          0.841           669,640
                                                       2004      0.666          0.761           732,906
                                                       2003      0.558          0.666           740,731
                                                       2002      0.755          0.558           909,733
                                                       2001      0.988          0.755         1,120,346
                                                       2000      1.061          0.988           758,310
                                                       1999      1.000          1.061            16,748

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.851          0.901                --
                                                       2005      0.837          0.851         1,080,647
                                                       2004      0.744          0.837                --
                                                       2003      0.551          0.744                --
                                                       2002      0.626          0.551                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.357          1.402                --
                                                       2005      1.337          1.357         5,545,750
                                                       2004      1.216          1.337         5,740,656
                                                       2003      1.058          1.216         5,765,761
                                                       2002      1.133          1.058         5,108,223
                                                       2001      1.149          1.133         3,382,902
                                                       2000      0.999          1.149         1,522,221
                                                       1999      1.000          0.999            99,074

  Travelers MFS Value Subaccount (5/04)..............  2006      1.178          1.274                --
                                                       2005      1.122          1.178           336,106
                                                       2004      0.973          1.122                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.322          1.520                --
                                                       2005      1.224          1.322           162,381
                                                       2004      1.073          1.224           123,522
                                                       2003      0.846          1.073            76,847
                                                       2002      0.846          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.333          1.394            50,014
                                                       2004      1.217          1.333            12,705
                                                       2003      1.000          1.217             1,061

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.041          1.096                --
                                                       2005      1.000          1.041               325

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.120          1.132                --
                                                       2005      1.096          1.120           148,310
                                                       2004      0.983          1.096            10,501

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.730          0.762                --
                                                       2005      0.726          0.730         2,288,680
                                                       2004      0.668          0.726         2,426,868
                                                       2003      0.511          0.668         2,656,535
                                                       2002      0.780          0.511         3,272,912
                                                       2001      0.913          0.780         3,852,391
                                                       2000      1.132          0.913         2,951,007
                                                       1999      1.000          1.132           468,390

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.286                --
                                                       2005      1.000          1.116                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.277                --
                                                       2005      1.005          1.112                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.703          0.730                --
                                                       2005      0.661          0.703           708,658
                                                       2004      0.645          0.661           790,636
                                                       2003      0.521          0.645           824,262
                                                       2002      0.748          0.521           864,932
                                                       2001      0.963          0.748         1,021,052
                                                       2000      1.145          0.963           938,728
                                                       1999      1.000          1.145             3,784

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.756          0.766         2,127,251
                                                       2005      0.710          0.756         2,636,468
                                                       2004      0.673          0.710         2,862,877
                                                       2003      0.536          0.673         3,368,026
                                                       2002      0.805          0.536         3,542,735
                                                       2001      1.191          0.805         4,206,215
                                                       2000      1.344          1.191         3,409,800
                                                       1999      1.000          1.344           237,085

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.341          1.475         1,708,006
                                                       2005      1.163          1.341         1,796,773
                                                       2004      1.023          1.163         1,928,848
                                                       2003      0.808          1.023         1,831,279
                                                       2002      0.905          0.808         1,717,820
                                                       2001      1.047          0.905         2,140,528
                                                       2000      1.138          1.047         1,784,874
                                                       1999      1.000          1.138           151,914

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.671          1.853           663,168
                                                       2005      1.436          1.671           538,882
                                                       2004      1.168          1.436           526,081
                                                       2003      0.857          1.168           246,983
                                                       2002      1.000          0.857            58,437




                         SEPARATE ACCOUNT CHARGES 1.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.081               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.834          0.876               --
                                                       2005      0.801          0.834               --
                                                       2004      0.769          0.801               --
                                                       2003      0.624          0.769               --
                                                       2002      0.908          0.624               --
                                                       2001      1.000          0.908               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.158          1.210               --
                                                       2005      1.124          1.158              860
                                                       2004      1.025          1.124              864
                                                       2003      0.787          1.025              868
                                                       2002      1.000          0.787               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.886          0.867               --
                                                       2005      0.783          0.886               --
                                                       2004      0.734          0.783           17,630
                                                       2003      0.604          0.734           18,349
                                                       2002      0.886          0.604           18,360
                                                       2001      1.000          0.886           19,131

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.258          1.493          249,927
                                                       2005      1.120          1.258          235,355
                                                       2004      1.002          1.120          181,927
                                                       2003      0.752          1.002           76,683
                                                       2002      0.894          0.752           75,028
                                                       2001      1.000          0.894               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.110          1.205          672,598
                                                       2005      0.970          1.110          698,088
                                                       2004      0.875          0.970          593,038
                                                       2003      0.649          0.875          268,895
                                                       2002      0.872          0.649          153,455
                                                       2001      1.000          0.872           43,592

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.140          1.294          985,794
                                                       2005      1.093          1.140          949,591
                                                       2004      1.005          1.093          854,187
                                                       2003      0.771          1.005          591,132
                                                       2002      0.958          0.771          412,481
                                                       2001      1.000          0.958          282,886

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.314          1.300               --
                                                       2005      1.128          1.314            2,782
                                                       2004      0.958          1.128               --
                                                       2003      0.779          0.958               --
                                                       2002      0.877          0.779               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.725          2.254               --
                                                       2005      1.634          1.725               --
                                                       2004      1.262          1.634               --
                                                       2003      0.956          1.262               --
                                                       2002      1.047          0.956               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.427               --
                                                       2005      1.209          1.312           21,130
                                                       2004      1.074          1.209               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.460               --
                                                       2005      1.207          1.309               --
                                                       2004      1.068          1.207               --
                                                       2003      1.000          1.068               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.035          1.205            4,425
                                                       2005      0.984          1.035               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.002          1.073           51,987
                                                       2005      0.971          1.002           48,638
                                                       2004      0.884          0.971           41,181
                                                       2003      0.654          0.884           28,472
                                                       2002      0.931          0.654            8,988
                                                       2001      1.000          0.931            8,988

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.258          1.467               --
                                                       2005      1.155          1.258          147,492
                                                       2004      1.041          1.155           95,267
                                                       2003      0.844          1.041           20,308
                                                       2002      1.000          0.844               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.232          2.816           64,727
                                                       2005      1.778          2.232           48,416
                                                       2004      1.447          1.778           16,964
                                                       2003      1.000          1.447            4,464

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.185          1.418           89,232
                                                       2005      1.092          1.185           64,761
                                                       2004      0.935          1.092           61,429
                                                       2003      0.718          0.935           26,203
                                                       2002      0.895          0.718            8,848
                                                       2001      1.000          0.895            8,848

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.263          1.515               --
                                                       2005      1.177          1.263           79,885
                                                       2004      1.030          1.177           17,824
                                                       2003      0.791          1.030               --
                                                       2002      0.832          0.791               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.968          1.080          191,699
                                                       2005      0.877          0.968          192,864
                                                       2004      0.739          0.877          217,020
                                                       2003      0.556          0.739          223,802
                                                       2002      0.786          0.556          171,434
                                                       2001      1.000          0.786           69,922

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.548          1.739               --
                                                       2005      1.511          1.548            8,135
                                                       2004      1.335          1.511            8,512
                                                       2003      1.000          1.335               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.799          0.928            2,428
                                                       2005      0.812          0.799            2,434
                                                       2004      0.798          0.812            2,441
                                                       2003      0.656          0.798               --
                                                       2002      0.900          0.656               --
                                                       2001      1.000          0.900               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.923          0.976               --
                                                       2005      0.881          0.923               --
                                                       2004      0.869          0.881               --
                                                       2003      0.657          0.869               --
                                                       2002      0.911          0.657               --
                                                       2001      1.000          0.911               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.129          1.256           47,940
                                                       2005      1.093          1.129           47,718
                                                       2004      0.959          1.093           20,115
                                                       2003      0.686          0.959           27,453
                                                       2002      0.937          0.686               --
                                                       2001      1.000          0.937               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.041          1.211          165,998
                                                       2005      1.015          1.041          171,375
                                                       2004      0.952          1.015          179,686
                                                       2003      0.695          0.952          166,580
                                                       2002      0.941          0.695          116,360
                                                       2001      1.000          0.941            2,440

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.049          1.223           58,397
                                                       2005      1.000          1.049           60,504
                                                       2004      0.920          1.000           54,527
                                                       2003      0.705          0.920           53,797
                                                       2002      0.931          0.705           10,871
                                                       2001      1.000          0.931            7,772

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.032          1.147           23,993
                                                       2005      0.999          1.032           18,257
                                                       2004      0.881          0.999           17,350
                                                       2003      0.601          0.881           57,663
                                                       2002      0.934          0.601               --
                                                       2001      1.000          0.934               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.030          1.165          275,912
                                                       2005      1.003          1.030          279,720
                                                       2004      0.936          1.003          287,355
                                                       2003      0.763          0.936          202,023
                                                       2002      0.939          0.763          116,078
                                                       2001      1.000          0.939          107,026

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.203          1.249          112,449
                                                       2005      1.191          1.203          119,950
                                                       2004      1.133          1.191          120,223
                                                       2003      1.029          1.133           25,126
                                                       2002      0.996          1.029            9,724
                                                       2001      1.000          0.996            5,300

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.980          1.111            3,534
                                                       2005      0.954          0.980            3,495
                                                       2004      0.878          0.954           17,871
                                                       2003      0.698          0.878           14,429
                                                       2002      0.913          0.698           14,429
                                                       2001      1.000          0.913           14,429

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.068          1.229          467,595
                                                       2005      1.034          1.068          895,841
                                                       2004      0.970          1.034          901,250
                                                       2003      0.710          0.970          720,355
                                                       2002      0.916          0.710          671,634
                                                       2001      1.000          0.916          204,782

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.004          1.030           92,150
                                                       2005      0.996          1.004          104,652
                                                       2004      0.999          0.996          138,011
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.957          1.025          711,751
                                                       2005      0.870          0.957          704,991
                                                       2004      0.803          0.870          717,090
                                                       2003      0.606          0.803          488,926
                                                       2002      0.913          0.606          371,106
                                                       2001      1.000          0.913          182,759

  LMPVPIII High Income Subaccount (11/99)............  2006      1.228          1.342          110,922
                                                       2005      1.215          1.228          126,151
                                                       2004      1.116          1.215          108,477
                                                       2003      0.889          1.116           45,864
                                                       2002      0.932          0.889               --
                                                       2001      1.000          0.932               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.972          1.205               --
                                                       2005      0.883          0.972               --
                                                       2004      0.761          0.883               --
                                                       2003      0.606          0.761               --
                                                       2002      0.828          0.606               --
                                                       2001      1.000          0.828               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.020          1.051          222,097
                                                       2005      0.984          1.020          223,559
                                                       2004      0.995          0.984          234,157
                                                       2003      0.684          0.995          114,140
                                                       2002      0.923          0.684           52,502
                                                       2001      1.000          0.923           43,609

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      0.958          1.117           17,876
                                                       2005      0.914          0.958           17,876
                                                       2004      0.838          0.914           17,876
                                                       2003      0.667          0.838           17,876
                                                       2002      0.908          0.667           17,876
                                                       2001      1.000          0.908           17,876

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.098          1.242           19,927
                                                       2005      1.029          1.098           19,997
                                                       2004      0.946          1.029           26,557
                                                       2003      0.740          0.946           24,376
                                                       2002      0.929          0.740           17,857
                                                       2001      1.000          0.929           17,857

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.002          1.033          309,708
                                                       2005      0.990          1.002           27,755
                                                       2004      0.996          0.990           27,330
                                                       2003      1.004          0.996           47,831
                                                       2002      1.007          1.004           53,821
                                                       2001      1.000          1.007           70,113

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.497          1.675          714,756
                                                       2005      1.443          1.497          747,131
                                                       2004      1.374          1.443          575,415
                                                       2003      1.061          1.374          386,731
                                                       2002      1.000          1.061               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.325          1.442          534,575
                                                       2005      1.290          1.325          559,921
                                                       2004      1.247          1.290          703,763
                                                       2003      1.038          1.247           16,875
                                                       2002      1.000          1.038               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.587          1.801           29,579
                                                       2005      1.512          1.587           30,598
                                                       2004      1.392          1.512           17,052
                                                       2003      1.074          1.392            8,661
                                                       2002      1.000          1.074               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.457          1.612           85,138
                                                       2005      1.429          1.457           85,574
                                                       2004      1.359          1.429           85,601
                                                       2003      1.069          1.359            7,342
                                                       2002      1.000          1.069               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.404          1.622               --
                                                       2005      1.380          1.404            4,623
                                                       2004      1.244          1.380               --
                                                       2003      1.000          1.244               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.640          1.813           89,975
                                                       2005      1.538          1.640           63,086
                                                       2004      1.259          1.538          106,225
                                                       2003      1.000          1.259           21,310

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.018          1.079           38,683

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.275          1.360               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.513          1.669           41,944

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.300          1.334            6,721

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.077          234,503

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.073               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.010          0.999           10,750

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.285          1.276               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.271          1.406            9,354

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.221               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.475          1.587           30,657

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.095          1.153               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.130          1.171           24,198

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.030           13,412

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.897          0.876           42,176

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.087          1.129           90,220

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.897          0.923            1,752

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.953          0.967           60,930

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.203          1.235           57,473

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.061               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.050               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.055           11,700

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.060           11,827

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.201          1.285          305,852

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.052          140,342

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.130          1.121           43,268
                                                       2005      1.124          1.130           41,010
                                                       2004      1.047          1.124           24,543
                                                       2003      1.000          1.047           16,532

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.208          1.236          266,544
                                                       2005      1.197          1.208          263,610
                                                       2004      1.159          1.197          232,053
                                                       2003      1.120          1.159          146,666
                                                       2002      1.042          1.120           77,194
                                                       2001      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.823          0.900               --
                                                       2005      0.779          0.823               --
                                                       2004      0.735          0.779               --
                                                       2003      0.565          0.735               --
                                                       2002      0.814          0.565               --
                                                       2001      1.000          0.814               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.167          1.468            6,229
                                                       2005      1.055          1.167            7,540
                                                       2004      0.922          1.055           11,446
                                                       2003      0.728          0.922               --
                                                       2002      0.898          0.728               --
                                                       2001      1.000          0.898               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.603          1.852           28,429
                                                       2005      1.520          1.603           27,484
                                                       2004      1.223          1.520            9,788
                                                       2003      0.829          1.223            9,041
                                                       2002      1.030          0.829               --
                                                       2001      1.000          1.030               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.948          1.010               --
                                                       2005      0.885          0.948            6,701
                                                       2004      0.844          0.885           33,843
                                                       2003      0.662          0.844               --
                                                       2002      0.883          0.662               --
                                                       2001      1.000          0.883               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.145          1.203               --
                                                       2005      1.112          1.145           57,849
                                                       2004      1.027          1.112           95,925
                                                       2003      0.795          1.027           41,127
                                                       2002      0.938          0.795               --
                                                       2001      1.000          0.938               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.925          0.953               --
                                                       2005      0.864          0.925           33,921
                                                       2004      0.823          0.864           48,492
                                                       2003      0.670          0.823           31,951
                                                       2002      0.881          0.670           14,572
                                                       2001      1.000          0.881           14,572

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.181               --
                                                       2005      1.045          1.110               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.025               --
                                                       2005      1.000          1.021               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.093               --
                                                       2005      1.000          1.055               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.136               --
                                                       2005      1.017          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.052               --
                                                       2005      1.012          1.032               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.097          1.087               --
                                                       2005      1.098          1.097           83,144
                                                       2004      1.084          1.098           77,673
                                                       2003      1.015          1.084           72,610
                                                       2002      1.008          1.015          379,957
                                                       2001      1.000          1.008           13,390

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.959          1.018               --
                                                       2005      0.869          0.959           38,686
                                                       2004      0.761          0.869           51,080
                                                       2003      0.637          0.761           28,327
                                                       2002      0.864          0.637           28,338
                                                       2001      1.000          0.864           19,312

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.848          0.897               --
                                                       2005      0.835          0.848           37,031
                                                       2004      0.743          0.835               --
                                                       2003      0.550          0.743               --
                                                       2002      0.626          0.550               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.163          1.201               --
                                                       2005      1.147          1.163          312,021
                                                       2004      1.044          1.147          379,696
                                                       2003      0.910          1.044          209,447
                                                       2002      0.975          0.910          237,582
                                                       2001      1.000          0.975            9,192

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Value Subaccount (5/04)..............  2006      1.176          1.271               --
                                                       2005      1.121          1.176            1,563
                                                       2004      0.973          1.121               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.317          1.513               --
                                                       2005      1.221          1.317           38,941
                                                       2004      1.071          1.221           15,306
                                                       2003      0.845          1.071           12,070
                                                       2002      0.846          0.845               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.390          1.475               --
                                                       2005      1.331          1.390           30,616
                                                       2004      1.216          1.331           38,807
                                                       2003      1.000          1.216            1,661

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.040          1.095               --
                                                       2005      1.000          1.040               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.118          1.130               --
                                                       2005      1.095          1.118           22,480
                                                       2004      0.983          1.095            3,736

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.793          0.828               --
                                                       2005      0.789          0.793           31,112
                                                       2004      0.727          0.789           45,959
                                                       2003      0.556          0.727           45,975
                                                       2002      0.850          0.556           44,777
                                                       2001      1.000          0.850           80,728

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.285               --
                                                       2005      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.275               --
                                                       2005      1.005          1.112               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.864          0.897               --
                                                       2005      0.814          0.864            1,755
                                                       2004      0.795          0.814            1,758
                                                       2003      0.643          0.795               --
                                                       2002      0.923          0.643               --
                                                       2001      1.000          0.923           10,283

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.792          0.802           18,432
                                                       2005      0.745          0.792           18,487
                                                       2004      0.706          0.745           38,914
                                                       2003      0.563          0.706           38,020
                                                       2002      0.846          0.563           33,984
                                                       2001      1.000          0.846          165,695

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.392          1.530          119,944
                                                       2005      1.209          1.392           92,049
                                                       2004      1.064          1.209           97,482
                                                       2003      0.842          1.064           41,891
                                                       2002      0.943          0.842            3,134
                                                       2001      1.000          0.943          128,929

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.665          1.844           45,831
                                                       2005      1.432          1.665           47,224
                                                       2004      1.166          1.432           25,682
                                                       2003      0.856          1.166           13,063
                                                       2002      1.000          0.856               --




                         SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080           198,327

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.810          0.851                --
                                                       2005      0.779          0.810           310,831
                                                       2004      0.748          0.779           298,359
                                                       2003      0.607          0.748           473,826
                                                       2002      0.884          0.607           359,471
                                                       2001      1.000          0.884            82,267

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.156          1.208                --
                                                       2005      1.122          1.156            92,207
                                                       2004      1.025          1.122           111,013
                                                       2003      0.787          1.025            76,133
                                                       2002      1.000          0.787            27,078

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.749          0.733                --
                                                       2005      0.663          0.749           928,297
                                                       2004      0.621          0.663         1,056,112
                                                       2003      0.511          0.621         1,149,526
                                                       2002      0.751          0.511         1,363,047
                                                       2001      0.924          0.751         1,490,271
                                                       2000      1.127          0.924         1,121,509
                                                       1999      1.000          1.127            99,866

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.147          1.361         1,323,103
                                                       2005      1.022          1.147         1,276,068
                                                       2004      0.914          1.022         1,275,142
                                                       2003      0.686          0.914         1,189,877
                                                       2002      0.817          0.686         1,012,199
                                                       2001      0.967          0.817           979,507
                                                       2000      1.210          0.967           894,278
                                                       1999      1.000          1.210            45,911

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.228          1.333         3,384,995
                                                       2005      1.073          1.228         3,408,918
                                                       2004      0.969          1.073         3,554,321
                                                       2003      0.719          0.969         3,511,737
                                                       2002      0.967          0.719         3,293,592
                                                       2001      1.200          0.967         2,760,602
                                                       2000      1.167          1.200         2,103,315
                                                       1999      1.000          1.167           131,798

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.324          1.502         2,556,348
                                                       2005      1.270          1.324         2,638,969
                                                       2004      1.169          1.270         2,607,605
                                                       2003      0.896          1.169         2,496,903
                                                       2002      1.115          0.896         2,302,002
                                                       2001      1.104          1.115         1,629,102
                                                       2000      1.039          1.104           898,869
                                                       1999      1.000          1.039           303,426

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.311          1.298                --
                                                       2005      1.127          1.311            13,286
                                                       2004      0.957          1.127                --
                                                       2003      0.778          0.957                --
                                                       2002      0.877          0.778                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.722          2.249                --
                                                       2005      1.632          1.722             4,790
                                                       2004      1.261          1.632                --
                                                       2003      0.956          1.261                --
                                                       2002      1.047          0.956                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.311          1.425                --
                                                       2005      1.208          1.311            35,224
                                                       2004      1.074          1.208            26,210
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.458                --
                                                       2005      1.206          1.308            16,785
                                                       2004      1.067          1.206            16,785
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.204           137,652
                                                       2005      0.984          1.034            44,370

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.895          0.958           746,069
                                                       2005      0.868          0.895           768,986
                                                       2004      0.790          0.868         1,095,424
                                                       2003      0.585          0.790         1,130,463
                                                       2002      0.833          0.585         1,301,515
                                                       2001      0.998          0.833           712,665
                                                       2000      1.215          0.998           613,514
                                                       1999      1.000          1.215           113,599

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.256          1.464                --
                                                       2005      1.153          1.256           314,362
                                                       2004      1.040          1.153           289,908
                                                       2003      0.844          1.040           114,927
                                                       2002      1.000          0.844            10,215

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.229          2.811           102,042
                                                       2005      1.776          2.229            95,280
                                                       2004      1.446          1.776            75,339
                                                       2003      1.000          1.446            45,169

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.171          1.400           582,358
                                                       2005      1.079          1.171           584,912
                                                       2004      0.925          1.079           597,048
                                                       2003      0.710          0.925           618,363
                                                       2002      0.886          0.710           599,032
                                                       2001      1.071          0.886           644,881
                                                       2000      1.114          1.071           417,144
                                                       1999      1.000          1.114            68,217

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.260          1.511                --
                                                       2005      1.176          1.260            23,480
                                                       2004      1.029          1.176                --
                                                       2003      0.791          1.029                --
                                                       2002      0.831          0.791                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.492          0.549           339,285
                                                       2005      0.446          0.492           351,881
                                                       2004      0.376          0.446           388,869
                                                       2003      0.283          0.376           691,034
                                                       2002      0.400          0.283           688,256
                                                       2001      0.673          0.400           977,403
                                                       2000      1.000          0.673           393,620

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.546          1.736                --
                                                       2005      1.510          1.546             6,617
                                                       2004      1.334          1.510             9,917
                                                       2003      1.000          1.334             3,288

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.791          0.919           109,350
                                                       2005      0.805          0.791           131,516
                                                       2004      0.791          0.805           131,703
                                                       2003      0.650          0.791           131,894
                                                       2002      0.893          0.650           156,270
                                                       2001      1.000          0.893            17,631

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.903          0.954           147,475
                                                       2005      0.863          0.903           178,519
                                                       2004      0.852          0.863           180,108
                                                       2003      0.644          0.852           197,660
                                                       2002      0.894          0.644           208,158
                                                       2001      1.000          0.894            82,304

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.136          1.263            50,696
                                                       2005      1.100          1.136            68,352
                                                       2004      0.966          1.100            60,942
                                                       2003      0.691          0.966            63,365
                                                       2002      0.944          0.691            51,956
                                                       2001      1.000          0.944                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.331          1.548           693,917
                                                       2005      1.299          1.331           742,521
                                                       2004      1.218          1.299           776,123
                                                       2003      0.890          1.218           834,515
                                                       2002      1.206          0.890           879,355
                                                       2001      1.202          1.206           481,406
                                                       2000      1.033          1.202           143,927
                                                       1999      1.000          1.033             1,992

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.240          1.444           515,038
                                                       2005      1.182          1.240           558,878
                                                       2004      1.088          1.182           681,190
                                                       2003      0.835          1.088           555,621
                                                       2002      1.102          0.835           524,906
                                                       2001      1.168          1.102           503,746
                                                       2000      1.029          1.168           114,196
                                                       1999      1.000          1.029            28,784

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.322          1.468           110,960
                                                       2005      1.280          1.322           137,486
                                                       2004      1.129          1.280           156,421
                                                       2003      0.770          1.129           151,638
                                                       2002      1.198          0.770           131,224
                                                       2001      1.312          1.198           127,611
                                                       2000      1.141          1.312           152,125
                                                       1999      1.000          1.141                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.060          1.198         1,695,454
                                                       2005      1.032          1.060         1,765,138
                                                       2004      0.964          1.032         1,794,351
                                                       2003      0.786          0.964         1,795,814
                                                       2002      0.968          0.786         1,216,251
                                                       2001      1.024          0.968           894,292
                                                       2000      1.044          1.024           442,561
                                                       1999      1.000          1.044            38,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.238          1.285           366,535
                                                       2005      1.226          1.238           376,568
                                                       2004      1.166          1.226           572,079
                                                       2003      1.060          1.166           595,399
                                                       2002      1.027          1.060           494,056
                                                       2001      1.011          1.027           520,827
                                                       2000      0.999          1.011           204,937
                                                       1999      1.000          0.999            15,447

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.880          0.998           528,659
                                                       2005      0.857          0.880           542,873
                                                       2004      0.790          0.857           600,275
                                                       2003      0.628          0.790           687,394
                                                       2002      0.822          0.628           503,267
                                                       2001      0.952          0.822           336,668
                                                       2000      1.067          0.952           212,335
                                                       1999      1.000          1.067             9,761

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.334          1.535         1,651,273
                                                       2005      1.293          1.334         1,844,285
                                                       2004      1.214          1.293         2,035,648
                                                       2003      0.889          1.214         2,047,218
                                                       2002      1.147          0.889         1,802,184
                                                       2001      1.230          1.147         1,333,668
                                                       2000      1.037          1.230           363,590
                                                       1999      1.000          1.037             2,903

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.003          1.028            16,054
                                                       2005      0.995          1.003             3,362
                                                       2004      0.999          0.995                --
                                                       2003      1.000          0.999                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.361          1.458         2,422,923
                                                       2005      1.238          1.361         2,695,119
                                                       2004      1.143          1.238         2,997,390
                                                       2003      0.863          1.143         3,306,728
                                                       2002      1.302          0.863         3,140,427
                                                       2001      1.378          1.302         2,715,298
                                                       2000      1.209          1.378         1,521,381
                                                       1999      1.000          1.209           237,187

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.146          1.252           963,873
                                                       2005      1.134          1.146         1,177,670
                                                       2004      1.043          1.134         1,294,866
                                                       2003      0.830          1.043         1,485,267
                                                       2002      0.872          0.830         1,089,942
                                                       2001      0.920          0.872         1,070,312
                                                       2000      1.016          0.920           760,503
                                                       1999      1.000          1.016           113,822

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.719          0.891           286,713
                                                       2005      0.654          0.719           299,628
                                                       2004      0.563          0.654           321,069
                                                       2003      0.449          0.563           348,478
                                                       2002      0.613          0.449           434,562
                                                       2001      0.905          0.613           504,289
                                                       2000      1.206          0.905           412,850
                                                       1999      1.000          1.206            31,135

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.947          0.976         1,871,405
                                                       2005      0.914          0.947         2,215,937
                                                       2004      0.925          0.914         2,446,179
                                                       2003      0.637          0.925         2,553,696
                                                       2002      0.860          0.637         2,509,706
                                                       2001      0.998          0.860         2,611,474
                                                       2000      1.090          0.998         1,993,825
                                                       1999      1.000          1.090           110,096

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.023          1.191         1,025,925
                                                       2005      0.975          1.023         1,093,347
                                                       2004      0.895          0.975         1,245,130
                                                       2003      0.713          0.895         1,322,176
                                                       2002      0.970          0.713         1,435,592
                                                       2001      1.073          0.970         1,408,719
                                                       2000      0.964          1.073           692,437
                                                       1999      1.000          0.964           107,886

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.422          1.607           678,421
                                                       2005      1.333          1.422           717,224
                                                       2004      1.226          1.333           892,391
                                                       2003      0.960          1.226         1,034,561
                                                       2002      1.205          0.960         1,002,964
                                                       2001      1.360          1.205           794,981
                                                       2000      1.171          1.360           602,755
                                                       1999      1.000          1.171            19,386

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.065          1.097           697,943
                                                       2005      1.052          1.065           725,537
                                                       2004      1.059          1.052           698,186
                                                       2003      1.069          1.059         1,074,514
                                                       2002      1.072          1.069         2,345,845
                                                       2001      1.050          1.072         2,726,939
                                                       2000      1.005          1.050           178,779
                                                       1999      1.000          1.005            50,000

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.494          1.672           376,460
                                                       2005      1.442          1.494           374,323
                                                       2004      1.373          1.442           374,328
                                                       2003      1.061          1.373            85,870
                                                       2002      1.000          1.061                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.323          1.439           300,493
                                                       2005      1.289          1.323           310,154
                                                       2004      1.246          1.289           273,927
                                                       2003      1.038          1.246           153,494
                                                       2002      1.000          1.038             8,043

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.584          1.797            13,486
                                                       2005      1.510          1.584             6,055
                                                       2004      1.391          1.510             6,055
                                                       2003      1.074          1.391             6,060
                                                       2002      1.000          1.074                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.455          1.609            25,286
                                                       2005      1.427          1.455            25,286
                                                       2004      1.358          1.427            38,020
                                                       2003      1.069          1.358            25,286
                                                       2002      1.000          1.069                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.402          1.619           172,946
                                                       2005      1.379          1.402           158,849
                                                       2004      1.243          1.379           188,850
                                                       2003      1.000          1.243            79,663

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.638          1.810           294,320
                                                       2005      1.537          1.638           304,428
                                                       2004      1.258          1.537           279,335
                                                       2003      1.000          1.258            44,004

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.885          0.938           191,498

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.275          1.359            10,195

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.510          1.665            14,039

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.298          1.331            13,279

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076           648,626

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.985          0.973            53,197

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.284          1.275                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.270          1.404            86,906

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.221            28,177

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.473          1.585                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.152                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.129          1.169            52,905

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029            63,674

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.895          0.874           564,215

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.193          1.239           359,379

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.723          0.743           405,547

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.788          0.799         1,236,145

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.281          1.315           463,657

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.061                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043            28,968

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.050                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.055            30,197

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.060                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.388          1.484         2,135,482

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           102,829

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069           638,072

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.128          1.119           262,550
                                                       2005      1.123          1.128           264,059
                                                       2004      1.047          1.123           261,701
                                                       2003      1.000          1.047            21,011

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.217          1.244         1,712,516
                                                       2005      1.207          1.217         1,767,257
                                                       2004      1.168          1.207         2,051,135
                                                       2003      1.130          1.168         2,368,710
                                                       2002      1.052          1.130         2,010,880
                                                       2001      1.000          1.052           278,487

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.811          0.887             1,182
                                                       2005      0.768          0.811             1,184
                                                       2004      0.725          0.768                --
                                                       2003      0.558          0.725                --
                                                       2002      0.805          0.558            22,190
                                                       2001      1.000          0.805             7,876

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.111          1.397           163,922
                                                       2005      1.005          1.111           159,519
                                                       2004      0.879          1.005           161,505
                                                       2003      0.694          0.879           171,882
                                                       2002      0.856          0.694           138,439
                                                       2001      1.000          0.856            48,818

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.689          1.950           283,234
                                                       2005      1.602          1.689           279,275
                                                       2004      1.289          1.602           268,729
                                                       2003      0.875          1.289           321,040
                                                       2002      1.087          0.875           334,827
                                                       2001      1.000          1.087           122,374

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.925          0.985                --
                                                       2005      0.864          0.925            56,499
                                                       2004      0.824          0.864           115,641
                                                       2003      0.647          0.824           126,065
                                                       2002      0.863          0.647           133,039
                                                       2001      1.000          0.863            69,934

  Travelers Equity Income Subaccount (11/99).........  2006      1.219          1.281                --
                                                       2005      1.185          1.219           553,949
                                                       2004      1.095          1.185           569,818
                                                       2003      0.848          1.095           528,737
                                                       2002      1.001          0.848           436,367
                                                       2001      1.089          1.001           331,110
                                                       2000      1.013          1.089           136,422
                                                       1999      1.000          1.013                --

  Travelers Large Cap Subaccount (11/99).............  2006      0.765          0.788                --
                                                       2005      0.715          0.765           218,304
                                                       2004      0.681          0.715           277,766
                                                       2003      0.555          0.681           279,545
                                                       2002      0.730          0.555           273,546
                                                       2001      0.897          0.730           382,761
                                                       2000      1.065          0.897           278,920
                                                       1999      1.000          1.065             1,681

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.180                --
                                                       2005      1.045          1.110                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.025                --
                                                       2005      1.000          1.021            28,295

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.093                --
                                                       2005      1.000          1.055            27,687

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.135                --
                                                       2005      1.017          1.088                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.052                --
                                                       2005      1.011          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.205          1.193                --
                                                       2005      1.207          1.205           450,544
                                                       2004      1.192          1.207           866,887
                                                       2003      1.116          1.192         1,221,287
                                                       2002      1.109          1.116         2,076,038
                                                       2001      1.056          1.109         3,161,019
                                                       2000      1.000          1.056           104,706
                                                       2000      0.994          1.000                --
                                                       1999      1.000          0.994             2,457

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.833          0.885                --
                                                       2005      0.755          0.833           199,885
                                                       2004      0.662          0.755           228,996
                                                       2003      0.555          0.662           228,040
                                                       2002      0.753          0.555           231,470
                                                       2001      0.986          0.753           322,895
                                                       2000      1.061          0.986           209,499
                                                       1999      1.000          1.061             5,622

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.846          0.895                --
                                                       2005      0.834          0.846           564,075
                                                       2004      0.742          0.834                --
                                                       2003      0.550          0.742                --
                                                       2002      0.626          0.550                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.345          1.388                --
                                                       2005      1.326          1.345         2,400,193
                                                       2004      1.209          1.326         2,459,645
                                                       2003      1.053          1.209         2,856,766
                                                       2002      1.129          1.053         2,037,079
                                                       2001      1.147          1.129         1,935,839
                                                       2000      0.999          1.147           850,618
                                                       1999      1.000          0.999               442

  Travelers MFS Value Subaccount (5/04)..............  2006      1.175          1.270                --
                                                       2005      1.121          1.175            41,537
                                                       2004      0.973          1.121                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.315          1.510                --
                                                       2005      1.219          1.315             5,780
                                                       2004      1.070          1.219            21,362
                                                       2003      0.845          1.070             4,455
                                                       2002      0.845          0.845                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.388          1.473                --
                                                       2005      1.330          1.388                --
                                                       2004      1.216          1.330                --
                                                       2003      1.000          1.216                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.040          1.094                --
                                                       2005      1.000          1.040                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.117          1.129                --
                                                       2005      1.094          1.117                --
                                                       2004      0.983          1.094                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.723          0.755                --
                                                       2005      0.720          0.723         1,196,877
                                                       2004      0.663          0.720         1,323,337
                                                       2003      0.508          0.663         1,402,850
                                                       2002      0.777          0.508         1,577,020
                                                       2001      0.911          0.777         1,693,080
                                                       2000      1.132          0.911         1,230,540
                                                       1999      1.000          1.132           108,285

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.284                --
                                                       2005      1.000          1.115                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.275                --
                                                       2005      1.005          1.111                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.696          0.723                --
                                                       2005      0.656          0.696           591,510
                                                       2004      0.641          0.656           621,295
                                                       2003      0.519          0.641           629,942
                                                       2002      0.746          0.519           707,572
                                                       2001      0.962          0.746           863,697
                                                       2000      1.144          0.962           839,108
                                                       1999      1.000          1.144             3,773

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.749          0.758           737,196
                                                       2005      0.704          0.749           900,444
                                                       2004      0.668          0.704         1,137,577
                                                       2003      0.533          0.668         1,166,632
                                                       2002      0.802          0.533         1,338,397
                                                       2001      1.189          0.802         1,351,840
                                                       2000      1.344          1.189           895,350
                                                       1999      1.000          1.344           116,490

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.328          1.460           711,209
                                                       2005      1.154          1.328           730,969
                                                       2004      1.017          1.154           703,402
                                                       2003      0.804          1.017           543,203
                                                       2002      0.902          0.804           494,264
                                                       2001      1.045          0.902           457,948
                                                       2000      1.138          1.045           243,383
                                                       1999      1.000          1.138               700

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.662          1.839           195,308
                                                       2005      1.430          1.662           179,659
                                                       2004      1.165          1.430           115,758
                                                       2003      0.856          1.165            66,472
                                                       2002      1.000          0.856            27,894




                         SEPARATE ACCOUNT CHARGES 1.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080            6,090

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.830          0.872               --
                                                       2005      0.798          0.830           13,599
                                                       2004      0.767          0.798           13,599
                                                       2003      0.623          0.767           13,599
                                                       2002      0.907          0.623           13,022
                                                       2001      1.000          0.907               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.153          1.206               --
                                                       2005      1.121          1.153           17,722
                                                       2004      1.024          1.121           17,722
                                                       2003      0.787          1.024           17,723
                                                       2002      1.000          0.787               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.882          0.863               --
                                                       2005      0.780          0.882           43,618
                                                       2004      0.732          0.780           43,618
                                                       2003      0.603          0.732           43,618
                                                       2002      0.886          0.603           43,618
                                                       2001      1.000          0.886           10,142

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.253          1.485          111,384
                                                       2005      1.116          1.253          112,533
                                                       2004      0.999          1.116          107,763
                                                       2003      0.750          0.999          106,944
                                                       2002      0.893          0.750           97,492
                                                       2001      1.000          0.893               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.105          1.199          294,671
                                                       2005      0.966          1.105          315,551
                                                       2004      0.873          0.966          322,279
                                                       2003      0.648          0.873          285,805
                                                       2002      0.872          0.648          180,760
                                                       2001      1.000          0.872           66,167

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.135          1.287          209,705
                                                       2005      1.089          1.135          216,172
                                                       2004      1.003          1.089          236,280
                                                       2003      0.770          1.003          236,279
                                                       2002      0.958          0.770          180,505
                                                       2001      1.000          0.958           10,234

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.309          1.295               --
                                                       2005      1.125          1.309               --
                                                       2004      0.957          1.125               --
                                                       2003      0.778          0.957               --
                                                       2002      0.877          0.778               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.719          2.243               --
                                                       2005      1.629          1.719               --
                                                       2004      1.260          1.629               --
                                                       2003      0.955          1.260               --
                                                       2002      1.047          0.955               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424               --
                                                       2005      1.207          1.309               --
                                                       2004      1.074          1.207               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.456               --
                                                       2005      1.205          1.306            6,363
                                                       2004      1.067          1.205               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.203               --
                                                       2005      0.984          1.034               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.998          1.067           77,547
                                                       2005      0.967          0.998           75,099
                                                       2004      0.882          0.967           75,109
                                                       2003      0.653          0.882           75,119
                                                       2002      0.930          0.653           43,880
                                                       2001      1.000          0.930            1,505

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.253          1.460               --
                                                       2005      1.152          1.253           15,722
                                                       2004      1.039          1.152           22,649
                                                       2003      0.844          1.039           18,273
                                                       2002      1.000          0.844               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.226          2.806            3,254
                                                       2005      1.775          2.226            3,254
                                                       2004      1.446          1.775               --
                                                       2003      1.000          1.446               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.180          1.410           23,478
                                                       2005      1.088          1.180           23,484
                                                       2004      0.933          1.088           10,214
                                                       2003      0.717          0.933           10,221
                                                       2002      0.894          0.717               --
                                                       2001      1.000          0.894               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.258          1.508               --
                                                       2005      1.174          1.258               --
                                                       2004      1.028          1.174               --
                                                       2003      0.791          1.028               --
                                                       2002      0.831          0.791               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.963          1.074               --
                                                       2005      0.874          0.963               --
                                                       2004      0.737          0.874               --
                                                       2003      0.556          0.737               --
                                                       2002      0.785          0.556               --
                                                       2001      1.000          0.785               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733               --
                                                       2005      1.508          1.544               --
                                                       2004      1.334          1.508               --
                                                       2003      1.000          1.334               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.795          0.923           13,873
                                                       2005      0.809          0.795           13,873
                                                       2004      0.796          0.809           13,873
                                                       2003      0.655          0.796           13,873
                                                       2002      0.899          0.655           13,873
                                                       2001      1.000          0.899               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.919          0.970               --
                                                       2005      0.878          0.919               --
                                                       2004      0.867          0.878               --
                                                       2003      0.656          0.867               --
                                                       2002      0.911          0.656               --
                                                       2001      1.000          0.911               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.124          1.249           19,076
                                                       2005      1.089          1.124           23,213
                                                       2004      0.957          1.089           23,540
                                                       2003      0.685          0.957           22,095
                                                       2002      0.936          0.685            3,458
                                                       2001      1.000          0.936               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.036          1.204           55,930
                                                       2005      1.012          1.036           55,930
                                                       2004      0.949          1.012           55,930
                                                       2003      0.694          0.949           55,930
                                                       2002      0.941          0.694           55,930
                                                       2001      1.000          0.941           39,375

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.045          1.216          111,244
                                                       2005      0.996          1.045          118,165
                                                       2004      0.917          0.996          116,628
                                                       2003      0.704          0.917          115,705
                                                       2002      0.930          0.704          105,018
                                                       2001      1.000          0.930            4,791

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.028          1.141            7,772
                                                       2005      0.996          1.028           14,195
                                                       2004      0.879          0.996           14,210
                                                       2003      0.600          0.879           14,228
                                                       2002      0.933          0.600            8,914
                                                       2001      1.000          0.933            3,129

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.026          1.159          101,395
                                                       2005      0.999          1.026          102,325
                                                       2004      0.933          0.999          100,792
                                                       2003      0.761          0.933           99,884
                                                       2002      0.938          0.761           68,248
                                                       2001      1.000          0.938               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.198          1.243            8,605
                                                       2005      1.187          1.198            8,614
                                                       2004      1.130          1.187            8,623
                                                       2003      1.027          1.130            8,632
                                                       2002      0.996          1.027            2,571
                                                       2001      1.000          0.996            2,178

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.975          1.105            3,597
                                                       2005      0.951          0.975            3,641
                                                       2004      0.876          0.951            3,581
                                                       2003      0.697          0.876            2,474
                                                       2002      0.912          0.697               --
                                                       2001      1.000          0.912               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.063          1.222          164,101
                                                       2005      1.031          1.063          197,224
                                                       2004      0.968          1.031          226,196
                                                       2003      0.709          0.968          224,915
                                                       2002      0.916          0.709          212,166
                                                       2001      1.000          0.916           99,153

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.002          1.026               --
                                                       2005      0.994          1.002               --
                                                       2004      0.999          0.994               --
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.952          1.020          204,993
                                                       2005      0.867          0.952          223,552
                                                       2004      0.801          0.867          246,654
                                                       2003      0.605          0.801          241,408
                                                       2002      0.913          0.605          202,828
                                                       2001      1.000          0.913           72,089

  LMPVPIII High Income Subaccount (11/99)............  2006      1.222          1.335           30,988
                                                       2005      1.210          1.222           36,408
                                                       2004      1.114          1.210           31,890
                                                       2003      0.887          1.114           31,104
                                                       2002      0.932          0.887               --
                                                       2001      1.000          0.932               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.968          1.199               --
                                                       2005      0.880          0.968               --
                                                       2004      0.759          0.880               --
                                                       2003      0.605          0.759               --
                                                       2002      0.827          0.605               --
                                                       2001      1.000          0.827               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.015          1.045           75,602
                                                       2005      0.980          1.015           82,581
                                                       2004      0.992          0.980           80,922
                                                       2003      0.683          0.992           80,075
                                                       2002      0.923          0.683           50,365
                                                       2001      1.000          0.923           17,814

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      0.954          1.111           28,354
                                                       2005      0.910          0.954           28,354
                                                       2004      0.836          0.910           28,354
                                                       2003      0.666          0.836           28,354
                                                       2002      0.907          0.666           28,354
                                                       2001      1.000          0.907               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.093          1.235           98,139
                                                       2005      1.025          1.093          110,014
                                                       2004      0.943          1.025          110,029
                                                       2003      0.739          0.943          107,357
                                                       2002      0.928          0.739           88,382
                                                       2001      1.000          0.928            3,154

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.998          1.027           76,214
                                                       2005      0.986          0.998           76,214
                                                       2004      0.993          0.986           76,214
                                                       2003      1.003          0.993           76,215
                                                       2002      1.006          1.003          107,986
                                                       2001      1.000          1.006           42,034

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.492          1.668           19,755
                                                       2005      1.440          1.492           19,714
                                                       2004      1.372          1.440           42,575
                                                       2003      1.061          1.372           38,332
                                                       2002      1.000          1.061               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.321          1.436               --
                                                       2005      1.287          1.321               --
                                                       2004      1.245          1.287               --
                                                       2003      1.038          1.245               --
                                                       2002      1.000          1.038               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.582          1.793               --
                                                       2005      1.508          1.582               --
                                                       2004      1.390          1.508               --
                                                       2003      1.074          1.390               --
                                                       2002      1.000          1.074               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.453          1.605               --
                                                       2005      1.425          1.453               --
                                                       2004      1.357          1.425           23,084
                                                       2003      1.069          1.357           23,084
                                                       2002      1.000          1.069               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.400          1.616            9,480
                                                       2005      1.378          1.400               --
                                                       2004      1.243          1.378               --
                                                       2003      1.000          1.243               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.636          1.807            1,134
                                                       2005      1.536          1.636            1,138
                                                       2004      1.258          1.536            1,142
                                                       2003      1.000          1.258            1,147

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.013          1.073           41,110

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.274          1.358               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.507          1.661               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.295          1.328               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076           42,582

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.005          0.993               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.284          1.274               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.269          1.402               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.471          1.582               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.152               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.127          1.168               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029            8,955

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.894          0.872               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.081          1.122           19,196

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.893          0.918               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.949          0.962           66,793

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.197          1.228           50,242

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.195          1.278           91,723

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069           38,344

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.117               --
                                                       2005      1.122          1.127               --
                                                       2004      1.046          1.122               --
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.203          1.229           84,347
                                                       2005      1.193          1.203           81,691
                                                       2004      1.156          1.193           72,468
                                                       2003      1.118          1.156           65,570
                                                       2002      1.042          1.118           23,066
                                                       2001      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.819          0.895               --
                                                       2005      0.776          0.819           12,155
                                                       2004      0.733          0.776           12,155
                                                       2003      0.564          0.733           12,155
                                                       2002      0.814          0.564           12,155
                                                       2001      1.000          0.814               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.161          1.460           36,789
                                                       2005      1.052          1.161           30,470
                                                       2004      0.920          1.052           30,473
                                                       2003      0.727          0.920           30,477
                                                       2002      0.897          0.727            2,928
                                                       2001      1.000          0.897            1,482

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.596          1.842            7,010
                                                       2005      1.515          1.596            7,013
                                                       2004      1.220          1.515            2,755
                                                       2003      0.828          1.220            2,757
                                                       2002      1.029          0.828            2,760
                                                       2001      1.000          1.029               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.944          1.005               --
                                                       2005      0.882          0.944               --
                                                       2004      0.842          0.882               --
                                                       2003      0.661          0.842               --
                                                       2002      0.883          0.661               --
                                                       2001      1.000          0.883               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.139          1.197               --
                                                       2005      1.108          1.139           50,242
                                                       2004      1.025          1.108           50,242
                                                       2003      0.794          1.025           50,242
                                                       2002      0.937          0.794           31,990
                                                       2001      1.000          0.937               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.921          0.949               --
                                                       2005      0.861          0.921           66,809
                                                       2004      0.821          0.861           66,825
                                                       2003      0.669          0.821           34,230
                                                       2002      0.881          0.669               --
                                                       2001      1.000          0.881               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.180               --
                                                       2005      1.045          1.110               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.024               --
                                                       2005      1.000          1.021               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.092               --
                                                       2005      1.000          1.055               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.135               --
                                                       2005      1.017          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.051               --
                                                       2005      1.011          1.031               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.092          1.081               --
                                                       2005      1.094          1.092           18,658
                                                       2004      1.081          1.094           18,670
                                                       2003      1.013          1.081           18,683
                                                       2002      1.007          1.013               --
                                                       2001      1.000          1.007               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.954          1.013               --
                                                       2005      0.865          0.954           41,110
                                                       2004      0.759          0.865           41,110
                                                       2003      0.636          0.759           41,110
                                                       2002      0.864          0.636           41,110
                                                       2001      1.000          0.864            5,157

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.845          0.894               --
                                                       2005      0.833          0.845               --
                                                       2004      0.741          0.833               --
                                                       2003      0.550          0.741               --
                                                       2002      0.626          0.550               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.158          1.195               --
                                                       2005      1.143          1.158           98,576
                                                       2004      1.042          1.143          100,543
                                                       2003      0.908          1.042          103,218
                                                       2002      0.974          0.908           67,819
                                                       2001      1.000          0.974            4,530

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Value Subaccount (5/04)..............  2006      1.174          1.269               --
                                                       2005      1.121          1.174               --
                                                       2004      0.973          1.121               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.312          1.507               --
                                                       2005      1.217          1.312               --
                                                       2004      1.069          1.217               --
                                                       2003      0.844          1.069               --
                                                       2002      0.845          0.844               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471               --
                                                       2005      1.329          1.386               --
                                                       2004      1.215          1.329               --
                                                       2003      1.000          1.215               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.094               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.116          1.127               --
                                                       2005      1.094          1.116               --
                                                       2004      0.983          1.094               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.789          0.824               --
                                                       2005      0.786          0.789               --
                                                       2004      0.725          0.786               --
                                                       2003      0.556          0.725               --
                                                       2002      0.850          0.556               --
                                                       2001      1.000          0.850           33,901

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.284               --
                                                       2005      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.274               --
                                                       2005      1.005          1.111               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.860          0.893               --
                                                       2005      0.811          0.860               --
                                                       2004      0.793          0.811               --
                                                       2003      0.642          0.793               --
                                                       2002      0.923          0.642               --
                                                       2001      1.000          0.923               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.788          0.798           52,496
                                                       2005      0.742          0.788           54,264
                                                       2004      0.704          0.742           56,189
                                                       2003      0.562          0.704           58,238
                                                       2002      0.846          0.562           60,634
                                                       2001      1.000          0.846           41,025

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.386          1.522           38,538
                                                       2005      1.205          1.386           28,491
                                                       2004      1.061          1.205           13,658
                                                       2003      0.840          1.061           13,658
                                                       2002      0.943          0.840           13,658
                                                       2001      1.000          0.943               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.659          1.835           20,073
                                                       2005      1.428          1.659           20,268
                                                       2004      1.164          1.428           11,743
                                                       2003      0.856          1.164           10,595
                                                       2002      1.000          0.856            4,102




                         SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.204          1.265               --
                                                       2005      1.159          1.204               --
                                                       2004      1.114          1.159               --
                                                       2003      1.000          1.114               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.263          1.320               --
                                                       2005      1.227          1.263            8,872
                                                       2004      1.122          1.227            8,872
                                                       2003      1.000          1.122               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288               --
                                                       2005      1.167          1.318               --
                                                       2004      1.095          1.167               --
                                                       2003      1.000          1.095               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.490          1.765           20,310
                                                       2005      1.328          1.490           20,310
                                                       2004      1.189          1.328            2,250
                                                       2003      1.000          1.189            2,250

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.456          1.578           79,904
                                                       2005      1.274          1.456           80,074
                                                       2004      1.151          1.274           45,903
                                                       2003      1.000          1.151            8,969

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.298          1.471           39,714
                                                       2005      1.247          1.298           53,706
                                                       2004      1.149          1.247           40,061
                                                       2003      1.000          1.149           13,704

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.567          1.551               --
                                                       2005      1.348          1.567               --
                                                       2004      1.147          1.348               --
                                                       2003      1.000          1.147               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.560          2.035               --
                                                       2005      1.480          1.560               --
                                                       2004      1.145          1.480               --
                                                       2003      1.000          1.145               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422               --
                                                       2005      1.207          1.308               --
                                                       2004      1.074          1.207               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.454               --
                                                       2005      1.205          1.305           23,564
                                                       2004      1.067          1.205           23,566
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.202               --
                                                       2005      0.984          1.034               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.350          1.443            8,300
                                                       2005      1.310          1.350            8,300
                                                       2004      1.194          1.310            8,300
                                                       2003      1.000          1.194               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.348          1.570               --
                                                       2005      1.240          1.348           20,440
                                                       2004      1.119          1.240            1,424
                                                       2003      1.000          1.119               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.945          2.451           14,717
                                                       2005      1.552          1.945           14,717
                                                       2004      1.265          1.552               --
                                                       2003      1.000          1.265               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.488          1.777           20,764
                                                       2005      1.373          1.488           20,764
                                                       2004      1.177          1.373           20,764
                                                       2003      1.000          1.177            2,264

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.422          1.703               --
                                                       2005      1.327          1.422               --
                                                       2004      1.163          1.327               --
                                                       2003      1.000          1.163               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.493          1.665            8,371
                                                       2005      1.355          1.493            8,559
                                                       2004      1.144          1.355            8,759
                                                       2003      1.000          1.144           10,247

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524               --
                                                       2005      1.328          1.358               --
                                                       2004      1.175          1.328               --
                                                       2003      1.000          1.175               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.101          1.278           10,415
                                                       2005      1.122          1.101           10,415
                                                       2004      1.103          1.122           10,415
                                                       2003      1.000          1.103               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.220          1.288               --
                                                       2005      1.167          1.220               --
                                                       2004      1.153          1.167               --
                                                       2003      1.000          1.153               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.451          1.611               --
                                                       2005      1.406          1.451               --
                                                       2004      1.237          1.406               --
                                                       2003      1.000          1.237               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.278          1.485            7,271
                                                       2005      1.248          1.278            7,436
                                                       2004      1.172          1.248            7,611
                                                       2003      1.000          1.172            8,908

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.307          1.521            1,353
                                                       2005      1.247          1.307            1,441
                                                       2004      1.149          1.247            1,401
                                                       2003      1.000          1.149               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.447          1.605            7,863
                                                       2005      1.402          1.447            7,863
                                                       2004      1.239          1.402            7,863
                                                       2003      1.000          1.239               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.390           65,331
                                                       2005      1.200          1.231           65,339
                                                       2004      1.121          1.200           65,346
                                                       2003      1.000          1.121               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.122          1.163           20,119
                                                       2005      1.112          1.122           20,119
                                                       2004      1.059          1.112           20,119
                                                       2003      1.000          1.059            4,821

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.258          1.425               --
                                                       2005      1.227          1.258               --
                                                       2004      1.132          1.227               --
                                                       2003      1.000          1.132               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.284          1.476           18,742
                                                       2005      1.246          1.284           18,906
                                                       2004      1.171          1.246           19,082
                                                       2003      1.000          1.171            8,914

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.001          1.025           31,444
                                                       2005      0.994          1.001           31,450
                                                       2004      0.999          0.994           31,456
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.351          1.446           32,702
                                                       2005      1.230          1.351           32,845
                                                       2004      1.138          1.230           33,095
                                                       2003      1.000          1.138            9,106

  LMPVPIII High Income Subaccount (11/99)............  2006      1.210          1.320            1,573
                                                       2005      1.198          1.210            1,577
                                                       2004      1.103          1.198            1,456
                                                       2003      1.000          1.103               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.498          1.854               --
                                                       2005      1.363          1.498               --
                                                       2004      1.176          1.363               --
                                                       2003      1.000          1.176               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.196          1.231               --
                                                       2005      1.156          1.196               --
                                                       2004      1.171          1.156               --
                                                       2003      1.000          1.171               --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.310          1.524               --
                                                       2005      1.250          1.310               --
                                                       2004      1.149          1.250               --
                                                       2003      1.000          1.149               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.343          1.516               --
                                                       2005      1.260          1.343               --
                                                       2004      1.160          1.260               --
                                                       2003      1.000          1.160               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.999          1.028           11,296
                                                       2005      0.988          0.999           11,302
                                                       2004      0.996          0.988           11,307
                                                       2003      1.000          0.996            7,502

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.228          1.372           36,525
                                                       2005      1.186          1.228           37,469
                                                       2004      1.131          1.186          128,807
                                                       2003      1.000          1.131           54,893

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.155          1.256               --
                                                       2005      1.127          1.155               --
                                                       2004      1.091          1.127               --
                                                       2003      1.000          1.091               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.298          1.471               --
                                                       2005      1.238          1.298               --
                                                       2004      1.142          1.238               --
                                                       2003      1.000          1.142               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.202          1.328               --
                                                       2005      1.180          1.202               --
                                                       2004      1.124          1.180               --
                                                       2003      1.000          1.124               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.285          1.483           19,273
                                                       2005      1.266          1.285           19,273
                                                       2004      1.142          1.266               --
                                                       2003      1.000          1.142               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.504          1.660           17,042
                                                       2005      1.413          1.504           17,042
                                                       2004      1.158          1.413            2,357
                                                       2003      1.000          1.158            2,357

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.456          1.541               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.274          1.357               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.635          1.801               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.551          1.589               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           41,031

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.358          1.341            9,975

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.283          1.273               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.268          1.400           18,198

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.365          1.467               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.151               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.126          1.166               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           34,167

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.365          1.332               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.030          1.068            1,853

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.271          1.306               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.299          1.316               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.324          1.357           17,244

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.238          1.323           32,589

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.116           16,354
                                                       2005      1.122          1.127           16,226
                                                       2004      1.048          1.122           16,081
                                                       2003      1.000          1.048           14,532

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.090           10,555
                                                       2005      1.059          1.067           10,467
                                                       2004      1.026          1.059           10,318
                                                       2003      1.000          1.026               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.259          1.376               --
                                                       2005      1.194          1.259               --
                                                       2004      1.128          1.194               --
                                                       2003      1.000          1.128               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.491          1.874               --
                                                       2005      1.351          1.491               --
                                                       2004      1.182          1.351               --
                                                       2003      1.000          1.182               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.619          1.868            2,258
                                                       2005      1.537          1.619            2,258
                                                       2004      1.238          1.537            2,258
                                                       2003      1.000          1.238            2,258

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.276          1.358               --
                                                       2005      1.193          1.276            9,975
                                                       2004      1.138          1.193            9,975
                                                       2003      1.000          1.138               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324               --
                                                       2005      1.226          1.260           31,418
                                                       2004      1.134          1.226               --
                                                       2003      1.000          1.134               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299               --
                                                       2005      1.179          1.260               --
                                                       2004      1.125          1.179               --
                                                       2003      1.000          1.125               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.179               --
                                                       2005      1.045          1.109               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.024               --
                                                       2005      1.000          1.020               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.092               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.134               --
                                                       2005      1.017          1.087               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.051               --
                                                       2005      1.011          1.031               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.040          1.030               --
                                                       2005      1.043          1.040           18,671
                                                       2004      1.031          1.043            1,859
                                                       2003      1.000          1.031               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456               --
                                                       2005      1.244          1.371               --
                                                       2004      1.091          1.244               --
                                                       2003      1.000          1.091               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.290          1.365               --
                                                       2005      1.272          1.290               --
                                                       2004      1.134          1.272               --
                                                       2003      1.000          1.134               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.200          1.238               --
                                                       2005      1.185          1.200           47,400
                                                       2004      1.080          1.185           15,424
                                                       2003      1.000          1.080           16,798

  Travelers MFS Value Subaccount (5/04)..............  2006      1.173          1.268               --
                                                       2005      1.120          1.173           18,198
                                                       2004      0.973          1.120               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.423          1.635               --
                                                       2005      1.321          1.423               --
                                                       2004      1.160          1.321               --
                                                       2003      1.000          1.160               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365               --
                                                       2005      1.234          1.286               --
                                                       2004      1.129          1.234               --
                                                       2003      1.000          1.129               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.094               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.115          1.126               --
                                                       2005      1.094          1.115               --
                                                       2004      0.983          1.094               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270               --
                                                       2005      1.213          1.217               --
                                                       2004      1.118          1.213               --
                                                       2003      1.000          1.118               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.283               --
                                                       2005      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.274               --
                                                       2005      1.005          1.111               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.225          1.271               --
                                                       2005      1.155          1.225               --
                                                       2004      1.130          1.155               --
                                                       2003      1.000          1.130               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.249          1.264              483
                                                       2005      1.176          1.249              449
                                                       2004      1.117          1.176              445
                                                       2003      1.000          1.117               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.490          1.636               --
                                                       2005      1.297          1.490               --
                                                       2004      1.143          1.297               --
                                                       2003      1.000          1.143               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.708          1.889            7,604
                                                       2005      1.471          1.708            7,641
                                                       2004      1.200          1.471            7,739
                                                       2003      1.000          1.200               --

                         SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.079            10,084

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.279          1.343                --
                                                       2005      1.232          1.279             7,507
                                                       2004      1.184          1.232             7,507
                                                       2003      0.963          1.184             7,513
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.403          1.466                --
                                                       2005      1.365          1.403           278,689
                                                       2004      1.248          1.365           278,298
                                                       2003      0.960          1.248           274,945
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.383          1.351                --
                                                       2005      1.224          1.383            66,697
                                                       2004      1.150          1.224            55,748
                                                       2003      0.948          1.150            30,046
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.639          1.940           792,741
                                                       2005      1.461          1.639           758,580
                                                       2004      1.309          1.461           787,624
                                                       2003      0.985          1.309           654,083
                                                       2002      1.000          0.985                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.633          1.769         3,502,939
                                                       2005      1.429          1.633         2,735,043
                                                       2004      1.292          1.429         2,579,701
                                                       2003      0.961          1.292         2,250,697
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.428          1.617         3,571,840
                                                       2005      1.372          1.428         3,003,914
                                                       2004      1.265          1.372         3,077,206
                                                       2003      0.971          1.265         2,663,026
                                                       2002      1.000          0.971                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.624          1.607                --
                                                       2005      1.398          1.624                --
                                                       2004      1.189          1.398                --
                                                       2003      0.969          1.189                --
                                                       2002      1.000          0.969                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.803          2.351                --
                                                       2005      1.711          1.803                --
                                                       2004      1.325          1.711                --
                                                       2003      1.005          1.325                --
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.420                --
                                                       2005      1.206          1.306                --
                                                       2004      1.074          1.206                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.453                --
                                                       2005      1.204          1.304            39,004
                                                       2004      1.067          1.204                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.201            78,237
                                                       2005      0.984          1.033            12,666

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.476          1.577           333,004
                                                       2005      1.433          1.476           340,702
                                                       2004      1.307          1.433           400,767
                                                       2003      0.969          1.307           253,481
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.473          1.714                --
                                                       2005      1.355          1.473           745,564
                                                       2004      1.223          1.355           767,027
                                                       2003      0.994          1.223           626,085
                                                       2002      1.000          0.994                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.220          2.796            64,701
                                                       2005      1.772          2.220            34,184
                                                       2004      1.445          1.772            27,010
                                                       2003      1.000          1.445            17,279

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.623          1.937           515,482
                                                       2005      1.498          1.623           399,556
                                                       2004      1.285          1.498           318,548
                                                       2003      0.989          1.285           211,933
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.549          1.855                --
                                                       2005      1.447          1.549            23,282
                                                       2004      1.269          1.447                --
                                                       2003      0.977          1.269                --
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.699          1.893            23,715
                                                       2005      1.543          1.699            20,184
                                                       2004      1.302          1.543            20,078
                                                       2003      0.983          1.302            38,596
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540            96,663
                                                       2004      1.333          1.506            40,270
                                                       2003      1.000          1.333            17,332

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.166          1.352           105,736
                                                       2005      1.188          1.166           112,386
                                                       2004      1.169          1.188           117,045
                                                       2003      0.963          1.169           142,220
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.340          1.414            67,566
                                                       2005      1.282          1.340            67,824
                                                       2004      1.267          1.282            63,650
                                                       2003      0.960          1.267            65,605
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.595          1.770           160,880
                                                       2005      1.546          1.595           685,456
                                                       2004      1.360          1.546           380,202
                                                       2003      0.975          1.360           839,937
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.430          1.660           228,989
                                                       2005      1.397          1.430           233,190
                                                       2004      1.312          1.397           850,268
                                                       2003      0.960          1.312           241,329
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.418          1.648           329,858
                                                       2005      1.353          1.418           830,306
                                                       2004      1.247          1.353           748,123
                                                       2003      0.959          1.247           304,233
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.657          1.837            89,670
                                                       2005      1.607          1.657           805,080
                                                       2004      1.420          1.607           510,329
                                                       2003      0.970          1.420           189,226
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.312          1.481         1,656,592
                                                       2005      1.280          1.312         1,688,117
                                                       2004      1.196          1.280         1,974,561
                                                       2003      0.977          1.196         1,568,279
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.174          1.217           419,637
                                                       2005      1.165          1.174           498,541
                                                       2004      1.110          1.165           551,337
                                                       2003      1.010          1.110           402,450
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.349          1.527           665,380
                                                       2005      1.316          1.349           715,801
                                                       2004      1.214          1.316           719,269
                                                       2003      0.967          1.214           584,084
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.443          1.657         1,363,726
                                                       2005      1.401          1.443         1,429,327
                                                       2004      1.316          1.401         1,416,478
                                                       2003      0.966          1.316         1,209,826
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.999          1.023           141,144
                                                       2005      0.993          0.999           155,157
                                                       2004      0.998          0.993           214,266
                                                       2003      1.000          0.998            12,695

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.492          1.596         2,515,177
                                                       2005      1.359          1.492         2,695,865
                                                       2004      1.258          1.359         2,681,084
                                                       2003      0.951          1.258         2,348,327
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.384          1.510         1,064,786
                                                       2005      1.372          1.384         1,236,584
                                                       2004      1.263          1.372         1,350,377
                                                       2003      1.007          1.263         1,324,955
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.572          1.946             9,395
                                                       2005      1.432          1.572             9,395
                                                       2004      1.235          1.432             9,395
                                                       2003      0.986          1.235             7,447
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.401          1.441           493,735
                                                       2005      1.354          1.401           507,167
                                                       2004      1.373          1.354           692,951
                                                       2003      0.946          1.373         1,211,949
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.385          1.610            65,354
                                                       2005      1.322          1.385            65,360
                                                       2004      1.216          1.322            65,366
                                                       2003      0.969          1.216            50,490
                                                       2002      1.000          0.969                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.441          1.626           474,656
                                                       2005      1.353          1.441           517,999
                                                       2004      1.246          1.353           594,928
                                                       2003      0.977          1.246           637,653
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.992          1.020           421,138
                                                       2005      0.981          0.992           435,996
                                                       2004      0.989          0.981           554,324
                                                       2003      1.000          0.989           409,539
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.359          1.518         3,609,635
                                                       2005      1.313          1.359         4,123,644
                                                       2004      1.253          1.313         5,900,463
                                                       2003      0.969          1.253         5,473,174
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.243          1.350         3,720,058
                                                       2005      1.212          1.243         4,066,974
                                                       2004      1.174          1.212         4,297,291
                                                       2003      0.980          1.174         4,077,904
                                                       2002      1.000          0.980                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.414          1.601         1,136,769
                                                       2005      1.350          1.414         1,181,975
                                                       2004      1.245          1.350         1,205,980
                                                       2003      0.963          1.245           651,484
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.303          1.439           376,785
                                                       2005      1.280          1.303           540,577
                                                       2004      1.220          1.280           595,072
                                                       2003      0.962          1.220           464,788
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.396          1.610           146,591
                                                       2005      1.376          1.396           159,138
                                                       2004      1.242          1.376           155,691
                                                       2003      1.000          1.242           165,186

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.631          1.800           453,132
                                                       2005      1.533          1.631           548,625
                                                       2004      1.257          1.533           349,075
                                                       2003      1.000          1.257           233,188

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.545          1.635            14,462

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.273          1.356            17,867

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.781          1.962           225,978

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.607          1.646             5,514

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075         1,449,154

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071            15,040

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.465          1.446            36,432

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.272             2,536

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.266          1.398           179,059

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219            42,821

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.467          1.576            66,567

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.150             1,917

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.125          1.165           264,315

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           211,704

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.578          1.540           178,008

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.079          1.119           746,775

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.340          1.377            90,355

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.366          1.384           131,001

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.441          1.477           475,500

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054           186,007

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059           498,149

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.293          1.381         3,464,780

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            42,554

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068            91,869

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.124          1.113           829,088
                                                       2005      1.120          1.124           937,483
                                                       2004      1.046          1.120           683,405
                                                       2003      1.000          1.046           441,127

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.085          1.108         2,018,357
                                                       2005      1.078          1.085         2,175,094
                                                       2004      1.045          1.078         1,865,307
                                                       2003      1.012          1.045         1,565,806
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.387          1.515                --
                                                       2005      1.315          1.387                --
                                                       2004      1.244          1.315                --
                                                       2003      0.958          1.244                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.584          1.989            50,598
                                                       2005      1.436          1.584            56,844
                                                       2004      1.257          1.436            63,658
                                                       2003      0.994          1.257            71,934
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.877          2.164           128,843
                                                       2005      1.783          1.877           129,682
                                                       2004      1.437          1.783           110,711
                                                       2003      0.977          1.437           158,071
                                                       2002      1.000          0.977                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.376          1.465                --
                                                       2005      1.287          1.376            37,213
                                                       2004      1.229          1.287            37,900
                                                       2003      0.967          1.229            24,862
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.372          1.441                --
                                                       2005      1.335          1.372           502,032
                                                       2004      1.236          1.335           490,550
                                                       2003      0.958          1.236           442,757
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.326          1.366                --
                                                       2005      1.241          1.326            75,113
                                                       2004      1.185          1.241            76,344
                                                       2003      0.967          1.185            80,851
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.179                --
                                                       2005      1.045          1.109                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023                --
                                                       2005      1.000          1.020                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091                --
                                                       2005      1.000          1.054                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133                --
                                                       2005      1.017          1.087                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.050                --
                                                       2005      1.011          1.031                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.090          1.079                --
                                                       2005      1.093          1.090           890,274
                                                       2004      1.081          1.093           909,241
                                                       2003      1.014          1.081           746,549
                                                       2002      1.000          1.014                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.455          1.545                --
                                                       2005      1.321          1.455             7,303
                                                       2004      1.159          1.321             1,129
                                                       2003      0.973          1.159             1,167
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.492          1.578                --
                                                       2005      1.472          1.492           178,368
                                                       2004      1.313          1.472                --
                                                       2003      0.974          1.313                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.253          1.293                --
                                                       2005      1.238          1.253         3,605,264
                                                       2004      1.130          1.238         3,726,016
                                                       2003      0.986          1.130         3,132,765
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.172          1.266                --
                                                       2005      1.120          1.172            80,088
                                                       2004      0.972          1.120            38,582

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.551          1.781                --
                                                       2005      1.441          1.551           199,351
                                                       2004      1.266          1.441           186,526
                                                       2003      1.001          1.266           159,369
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.383          1.467                --
                                                       2005      1.327          1.383            66,766
                                                       2004      1.214          1.327            67,142
                                                       2003      1.000          1.214            81,924

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093                --
                                                       2005      1.000          1.039                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.125                --
                                                       2005      1.093          1.114           235,763
                                                       2004      0.983          1.093             9,154

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.374          1.433                --
                                                       2005      1.369          1.374            64,556
                                                       2004      1.263          1.369            64,556
                                                       2003      0.970          1.263            98,016
                                                       2002      1.000          0.970                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282                --
                                                       2005      1.000          1.114                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.273                --
                                                       2005      1.005          1.110                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.292          1.340                --
                                                       2005      1.219          1.292            90,759
                                                       2004      1.193          1.219            70,910
                                                       2003      0.966          1.193            63,188
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.342          1.357           101,910
                                                       2005      1.264          1.342           105,175
                                                       2004      1.201          1.264           113,104
                                                       2003      0.960          1.201           108,743
                                                       2002      1.000          0.960                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.630          1.789           599,240
                                                       2005      1.419          1.630           462,836
                                                       2004      1.251          1.419           394,970
                                                       2003      0.992          1.251           351,457
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.907          2.107           545,811
                                                       2005      1.643          1.907           505,427
                                                       2004      1.341          1.643           365,016
                                                       2003      0.986          1.341           297,852
                                                       2002      1.000          0.986                --




                         SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.079               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.824          0.865               --
                                                       2005      0.794          0.824               --
                                                       2004      0.764          0.794               --
                                                       2003      0.621          0.764               --
                                                       2002      0.907          0.621               --
                                                       2001      1.000          0.907               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.147          1.198               --
                                                       2005      1.116          1.147            5,534
                                                       2004      1.021          1.116            5,534
                                                       2003      0.786          1.021            7,774
                                                       2002      1.000          0.786               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.876          0.855               --
                                                       2005      0.776          0.876               --
                                                       2004      0.729          0.776               --
                                                       2003      0.601          0.729               --
                                                       2002      0.885          0.601               --
                                                       2001      1.000          0.885               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.244          1.472          319,977
                                                       2005      1.110          1.244          262,928
                                                       2004      0.995          1.110          193,859
                                                       2003      0.749          0.995           44,490
                                                       2002      0.893          0.749           28,091
                                                       2001      1.000          0.893           24,696

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.097          1.189          766,911
                                                       2005      0.961          1.097          649,471
                                                       2004      0.869          0.961          573,303
                                                       2003      0.647          0.869          282,266
                                                       2002      0.871          0.647          273,031
                                                       2001      1.000          0.871          140,369

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.127          1.276          726,723
                                                       2005      1.084          1.127          629,208
                                                       2004      0.999          1.084          592,766
                                                       2003      0.768          0.999          346,058
                                                       2002      0.957          0.768          234,659
                                                       2001      1.000          0.957          115,327

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.302          1.287               --
                                                       2005      1.121          1.302           57,366
                                                       2004      0.954          1.121           46,565
                                                       2003      0.777          0.954               --
                                                       2002      0.877          0.777               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.709          2.227               --
                                                       2005      1.623          1.709           87,314
                                                       2004      1.257          1.623           24,865
                                                       2003      0.954          1.257               --
                                                       2002      1.047          0.954               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.419               --
                                                       2005      1.205          1.305           11,937
                                                       2004      1.074          1.205              692
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.451               --
                                                       2005      1.203          1.302            5,851
                                                       2004      1.067          1.203            5,851
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.200               --
                                                       2005      0.984          1.033               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.991          1.058           60,977
                                                       2005      0.962          0.991           60,977
                                                       2004      0.878          0.962           60,977
                                                       2003      0.651          0.878           60,977
                                                       2002      0.929          0.651           63,749
                                                       2001      1.000          0.929           63,749

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.246          1.450               --
                                                       2005      1.147          1.246           87,293
                                                       2004      1.036          1.147           51,019
                                                       2003      0.843          1.036               --
                                                       2002      1.000          0.843               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.217          2.791           23,412
                                                       2005      1.770          2.217           26,621
                                                       2004      1.444          1.770            2,155
                                                       2003      1.000          1.444               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.172          1.398           76,084
                                                       2005      1.082          1.172           61,169
                                                       2004      0.929          1.082           77,269
                                                       2003      0.715          0.929           77,269
                                                       2002      0.894          0.715           77,269
                                                       2001      1.000          0.894          142,176

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.251          1.497               --
                                                       2005      1.169          1.251          248,697
                                                       2004      1.026          1.169          179,247
                                                       2003      0.790          1.026           34,635
                                                       2002      0.831          0.790               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.957          1.065            3,461
                                                       2005      0.869          0.957               --
                                                       2004      0.734          0.869               --
                                                       2003      0.554          0.734               --
                                                       2002      0.785          0.554               --
                                                       2001      1.000          0.785               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.538          1.723               --
                                                       2005      1.505          1.538           16,559
                                                       2004      1.333          1.505            4,699
                                                       2003      1.000          1.333               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.790          0.915               --
                                                       2005      0.805          0.790               --
                                                       2004      0.793          0.805               --
                                                       2003      0.653          0.793               --
                                                       2002      0.898          0.653               --
                                                       2001      1.000          0.898               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.912          0.962               --
                                                       2005      0.873          0.912               --
                                                       2004      0.864          0.873               --
                                                       2003      0.655          0.864               --
                                                       2002      0.910          0.655               --
                                                       2001      1.000          0.910               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.116          1.238            9,808
                                                       2005      1.083          1.116           13,465
                                                       2004      0.953          1.083           15,552
                                                       2003      0.683          0.953           15,043
                                                       2002      0.935          0.683               --
                                                       2001      1.000          0.935               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.029          1.194          144,656
                                                       2005      1.006          1.029          144,661
                                                       2004      0.946          1.006          173,299
                                                       2003      0.692          0.946           96,506
                                                       2002      0.940          0.692           99,440
                                                       2001      1.000          0.940           95,599

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.038          1.206          241,979
                                                       2005      0.991          1.038          264,206
                                                       2004      0.914          0.991          249,886
                                                       2003      0.703          0.914          178,682
                                                       2002      0.929          0.703          180,225
                                                       2001      1.000          0.929          180,225

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.021          1.131          155,837
                                                       2005      0.990          1.021          124,171
                                                       2004      0.875          0.990          117,830
                                                       2003      0.598          0.875           84,031
                                                       2002      0.933          0.598           15,870
                                                       2001      1.000          0.933               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.019          1.149          397,343
                                                       2005      0.994          1.019          421,012
                                                       2004      0.930          0.994          428,532
                                                       2003      0.760          0.930          434,776
                                                       2002      0.937          0.760          180,254
                                                       2001      1.000          0.937          131,084

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.190          1.232          100,103
                                                       2005      1.181          1.190          100,103
                                                       2004      1.126          1.181          100,103
                                                       2003      1.025          1.126          100,103
                                                       2002      0.995          1.025           96,368
                                                       2001      1.000          0.995           70,809

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.969          1.096           94,023
                                                       2005      0.946          0.969           85,338
                                                       2004      0.873          0.946           70,424
                                                       2003      0.695          0.873               --
                                                       2002      0.912          0.695               --
                                                       2001      1.000          0.912               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.056          1.212          403,508
                                                       2005      1.025          1.056          405,141
                                                       2004      0.964          1.025          405,223
                                                       2003      0.708          0.964          406,144
                                                       2002      0.915          0.708          248,650
                                                       2001      1.000          0.915          112,362

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.998          1.021          111,373
                                                       2005      0.992          0.998          110,118
                                                       2004      0.998          0.992          139,310
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.946          1.011          170,615
                                                       2005      0.862          0.946          208,454
                                                       2004      0.798          0.862          208,538
                                                       2003      0.604          0.798          209,506
                                                       2002      0.912          0.604          215,216
                                                       2001      1.000          0.912          192,938

  LMPVPIII High Income Subaccount (11/99)............  2006      1.214          1.324          103,593
                                                       2005      1.204          1.214          103,186
                                                       2004      1.109          1.204          106,086
                                                       2003      0.885          1.109          112,653
                                                       2002      0.931          0.885               --
                                                       2001      1.000          0.931               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.961          1.189               --
                                                       2005      0.876          0.961               --
                                                       2004      0.756          0.876               --
                                                       2003      0.604          0.756               --
                                                       2002      0.827          0.604               --
                                                       2001      1.000          0.827               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.008          1.036          304,440
                                                       2005      0.975          1.008          338,710
                                                       2004      0.989          0.975          338,783
                                                       2003      0.682          0.989          339,703
                                                       2002      0.922          0.682          336,318
                                                       2001      1.000          0.922          281,273

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      0.948          1.101          222,787
                                                       2005      0.906          0.948          222,787
                                                       2004      0.833          0.906          222,787
                                                       2003      0.664          0.833          217,414
                                                       2002      0.906          0.664          202,982
                                                       2001      1.000          0.906          150,466

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.085          1.225           64,468
                                                       2005      1.020          1.085           81,800
                                                       2004      0.940          1.020           83,823
                                                       2003      0.737          0.940           86,510
                                                       2002      0.927          0.737           31,019
                                                       2001      1.000          0.927           32,142

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.991          1.019          171,341
                                                       2005      0.981          0.991          192,586
                                                       2004      0.989          0.981          198,429
                                                       2003      1.000          0.989          207,678
                                                       2002      1.005          1.000          361,877
                                                       2001      1.000          1.005           53,099

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.485          1.658           85,622
                                                       2005      1.435          1.485           85,622
                                                       2004      1.370          1.435           85,622
                                                       2003      1.060          1.370           47,472
                                                       2002      1.000          1.060           12,304

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.314          1.427               --
                                                       2005      1.283          1.314               --
                                                       2004      1.243          1.283               --
                                                       2003      1.037          1.243               --
                                                       2002      1.000          1.037               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.574          1.782               --
                                                       2005      1.503          1.574               --
                                                       2004      1.388          1.503               --
                                                       2003      1.073          1.388               --
                                                       2002      1.000          1.073               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.446          1.595               --
                                                       2005      1.421          1.446               --
                                                       2004      1.354          1.421               --
                                                       2003      1.068          1.354               --
                                                       2002      1.000          1.068               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.394          1.607           19,905
                                                       2005      1.374          1.394           19,911
                                                       2004      1.242          1.374           19,918
                                                       2003      1.000          1.242               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.629          1.797          111,335
                                                       2005      1.532          1.629           68,305
                                                       2004      1.257          1.532           57,869
                                                       2003      1.000          1.257               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.006          1.064            1,233

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.355            5,990

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.498          1.649           49,842

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.287          1.318           35,393

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           28,122

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.998          0.985            7,353

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.271            2,995

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.265          1.396           34,331

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219          200,336

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.464          1.573           22,195

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.149               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.124          1.163           26,726

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           88,609

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.888          0.866           65,489

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.074          1.113           27,786

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.886          0.910            2,243

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.942          0.954          129,022

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.188          1.218          107,602

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           54,455

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.186          1.267          400,864

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050          442,117

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.122          1.111          122,140
                                                       2005      1.119          1.122          119,102
                                                       2004      1.045          1.119           53,989
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.195          1.219          644,563
                                                       2005      1.187          1.195          507,386
                                                       2004      1.151          1.187          473,378
                                                       2003      1.115          1.151          311,064
                                                       2002      1.041          1.115          172,708
                                                       2001      1.000          1.041           68,142

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.813          0.888               --
                                                       2005      0.772          0.813               --
                                                       2004      0.730          0.772               --
                                                       2003      0.563          0.730               --
                                                       2002      0.813          0.563               --
                                                       2001      1.000          0.813               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.153          1.448          153,053
                                                       2005      1.046          1.153          153,053
                                                       2004      0.916          1.046          140,081
                                                       2003      0.725          0.916           97,804
                                                       2002      0.897          0.725          102,304
                                                       2001      1.000          0.897           16,745

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.585          1.827           63,500
                                                       2005      1.507          1.585           63,741
                                                       2004      1.215          1.507           50,198
                                                       2003      0.826          1.215           16,949
                                                       2002      1.029          0.826            3,058
                                                       2001      1.000          1.029               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.938          0.998               --
                                                       2005      0.877          0.938            7,374
                                                       2004      0.838          0.877            7,395
                                                       2003      0.660          0.838            7,409
                                                       2002      0.882          0.660            2,329
                                                       2001      1.000          0.882               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.132          1.188               --
                                                       2005      1.102          1.132          123,450
                                                       2004      1.021          1.102          130,364
                                                       2003      0.792          1.021           30,906
                                                       2002      0.936          0.792           14,899
                                                       2001      1.000          0.936               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.914          0.942               --
                                                       2005      0.856          0.914           82,606
                                                       2004      0.818          0.856           66,923
                                                       2003      0.668          0.818            4,899
                                                       2002      0.880          0.668               --
                                                       2001      1.000          0.880               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.178               --
                                                       2005      1.045          1.109               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023               --
                                                       2005      1.000          1.020               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133               --
                                                       2005      1.017          1.087           48,151

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050               --
                                                       2005      1.011          1.030               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.084          1.074               --
                                                       2005      1.089          1.084           27,792
                                                       2004      1.077          1.089           27,798
                                                       2003      1.011          1.077           27,799
                                                       2002      1.007          1.011           25,853
                                                       2001      1.000          1.007            8,585

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.948          1.006               --
                                                       2005      0.861          0.948            1,237
                                                       2004      0.756          0.861            1,294
                                                       2003      0.635          0.756               --
                                                       2002      0.863          0.635               --
                                                       2001      1.000          0.863               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.840          0.888               --
                                                       2005      0.829          0.840           68,041
                                                       2004      0.740          0.829           58,073
                                                       2003      0.549          0.740               --
                                                       2002      0.626          0.549               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.150          1.186               --
                                                       2005      1.137          1.150          399,510
                                                       2004      1.038          1.137          406,698
                                                       2003      0.906          1.038           30,718
                                                       2002      0.973          0.906           23,468
                                                       2001      1.000          0.973           19,775

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Value Subaccount (5/04)..............  2006      1.171          1.265               --
                                                       2005      1.120          1.171           21,492
                                                       2004      0.972          1.120           21,044

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.305          1.498               --
                                                       2005      1.212          1.305           49,849
                                                       2004      1.066          1.212           37,016
                                                       2003      0.843          1.066               --
                                                       2002      0.845          0.843               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.381          1.464               --
                                                       2005      1.326          1.381           22,198
                                                       2004      1.214          1.326           16,831
                                                       2003      1.000          1.214               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.124               --
                                                       2005      1.093          1.114           18,943
                                                       2004      0.983          1.093            2,053

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.784          0.818               --
                                                       2005      0.782          0.784           19,256
                                                       2004      0.722          0.782           51,790
                                                       2003      0.554          0.722           51,790
                                                       2002      0.849          0.554           51,790
                                                       2001      1.000          0.849           51,817

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282               --
                                                       2005      1.000          1.114            2,967

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.272               --
                                                       2005      1.005          1.110            5,889

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.854          0.886               --
                                                       2005      0.807          0.854            2,249
                                                       2004      0.790          0.807            2,256
                                                       2003      0.640          0.790            2,263
                                                       2002      0.922          0.640            2,271
                                                       2001      1.000          0.922               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.783          0.791           18,056
                                                       2005      0.738          0.783           42,070
                                                       2004      0.702          0.738           42,070
                                                       2003      0.561          0.702           42,070
                                                       2002      0.845          0.561           42,070
                                                       2001      1.000          0.845           42,070

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.376          1.509           66,756
                                                       2005      1.199          1.376           66,756
                                                       2004      1.057          1.199           66,756
                                                       2003      0.838          1.057           66,766
                                                       2002      0.942          0.838           11,789
                                                       2001      1.000          0.942               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.650          1.822           97,117
                                                       2005      1.422          1.650           95,919
                                                       2004      1.161          1.422           80,189
                                                       2003      0.855          1.161           29,607
                                                       2002      1.000          0.855            4,541




                         SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078                 --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.276          1.339                 --
                                                       2005      1.229          1.276                 --
                                                       2004      1.183          1.229                 --
                                                       2003      0.963          1.183                 --
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.399          1.462                 --
                                                       2005      1.362          1.399            201,404
                                                       2004      1.247          1.362            191,790
                                                       2003      0.960          1.247            121,107
                                                       2002      1.000          0.960                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.378          1.345                 --
                                                       2005      1.222          1.378             68,886
                                                       2004      1.148          1.222             57,483
                                                       2003      0.948          1.148             62,953
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.634          1.932          1,087,482
                                                       2005      1.458          1.634          1,028,624
                                                       2004      1.308          1.458            908,508
                                                       2003      0.984          1.308            383,912
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.628          1.762          4,679,772
                                                       2005      1.426          1.628          4,188,831
                                                       2004      1.291          1.426          3,582,448
                                                       2003      0.961          1.291          1,793,446
                                                       2002      1.000          0.961                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.424          1.611          5,148,432
                                                       2005      1.370          1.424          4,746,425
                                                       2004      1.263          1.370          4,229,398
                                                       2003      0.971          1.263          2,198,088
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.619          1.601                 --
                                                       2005      1.395          1.619                 --
                                                       2004      1.188          1.395                 --
                                                       2003      0.968          1.188                 --
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.798          2.342                 --
                                                       2005      1.708          1.798              9,462
                                                       2004      1.323          1.708                 --
                                                       2003      1.005          1.323                 --
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             32,523
                                                       2004      1.074          1.205             16,661
                                                       2003      1.000          1.074                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301            271,147
                                                       2004      1.067          1.203             67,521
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.199            201,101
                                                       2005      0.984          1.033             12,531

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.472          1.571            471,268
                                                       2005      1.430          1.472            541,022
                                                       2004      1.306          1.430            735,045
                                                       2003      0.969          1.306            359,119
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.468          1.707                 --
                                                       2005      1.352          1.468          1,563,879
                                                       2004      1.222          1.352          1,382,507
                                                       2003      0.994          1.222            708,807
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785            220,720
                                                       2005      1.769          2.214            204,460
                                                       2004      1.444          1.769            151,001
                                                       2003      1.000          1.444             35,449

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.618          1.930            949,554
                                                       2005      1.495          1.618            927,681
                                                       2004      1.284          1.495            919,386
                                                       2003      0.989          1.284            455,252
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.544          1.848                 --
                                                       2005      1.444          1.544            353,924
                                                       2004      1.267          1.444             56,273
                                                       2003      0.977          1.267                 --
                                                       2002      1.000          0.977                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.694          1.885            105,876
                                                       2005      1.540          1.694            104,251
                                                       2004      1.301          1.540             91,311
                                                       2003      0.983          1.301             46,880
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            123,610
                                                       2004      1.332          1.503            123,836
                                                       2003      1.000          1.332             34,796

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.163          1.347            122,982
                                                       2005      1.186          1.163            186,265
                                                       2004      1.168          1.186            185,955
                                                       2003      0.963          1.168             41,999
                                                       2002      1.000          0.963                 --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.336          1.408            132,799
                                                       2005      1.279          1.336            145,542
                                                       2004      1.266          1.279            146,486
                                                       2003      0.960          1.266             85,206
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.590          1.763            199,983
                                                       2005      1.543          1.590            738,002
                                                       2004      1.359          1.543            379,908
                                                       2003      0.975          1.359            631,718
                                                       2002      1.000          0.975                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.425          1.653            282,168
                                                       2005      1.395          1.425            281,771
                                                       2004      1.311          1.395            483,449
                                                       2003      0.960          1.311            104,794
                                                       2002      1.000          0.960                 --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.413          1.642            649,271
                                                       2005      1.351          1.413            892,675
                                                       2004      1.246          1.351          1,033,845
                                                       2003      0.959          1.246            604,358
                                                       2002      1.000          0.959                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.652          1.830            174,296
                                                       2005      1.604          1.652            654,782
                                                       2004      1.418          1.604            375,905
                                                       2003      0.970          1.418            134,020
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.308          1.475          1,703,796
                                                       2005      1.277          1.308          2,044,029
                                                       2004      1.195          1.277          2,070,972
                                                       2003      0.977          1.195          1,334,981
                                                       2002      1.000          0.977                 --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.171          1.212          1,341,741
                                                       2005      1.162          1.171          1,496,894
                                                       2004      1.109          1.162          1,466,712
                                                       2003      1.010          1.109            471,173
                                                       2002      1.000          1.010                 --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.345          1.521            727,509
                                                       2005      1.314          1.345            773,077
                                                       2004      1.213          1.314            823,098
                                                       2003      0.967          1.213            656,853
                                                       2002      1.000          0.967                 --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.439          1.650          1,631,260
                                                       2005      1.398          1.439          1,808,226
                                                       2004      1.315          1.398          1,748,477
                                                       2003      0.966          1.315            729,529
                                                       2002      1.000          0.966                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020            341,177
                                                       2005      0.992          0.997            641,023
                                                       2004      0.998          0.992            644,827
                                                       2003      1.000          0.998              5,223

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.488          1.590          3,303,019
                                                       2005      1.357          1.488          3,487,678
                                                       2004      1.256          1.357          3,283,811
                                                       2003      0.951          1.256          1,755,981
                                                       2002      1.000          0.951                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.379          1.504          1,358,709
                                                       2005      1.369          1.379          1,691,436
                                                       2004      1.262          1.369          1,662,110
                                                       2003      1.007          1.262            908,907
                                                       2002      1.000          1.007                 --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.568          1.938                 --
                                                       2005      1.429          1.568             11,630
                                                       2004      1.234          1.429             11,630
                                                       2003      0.986          1.234              7,224
                                                       2002      1.000          0.986                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.397          1.435            849,296
                                                       2005      1.352          1.397            928,452
                                                       2004      1.371          1.352            946,838
                                                       2003      0.946          1.371          1,093,263
                                                       2002      1.000          0.946                 --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.380          1.604             65,846
                                                       2005      1.320          1.380             98,357
                                                       2004      1.215          1.320             99,440
                                                       2003      0.969          1.215             96,595
                                                       2002      1.000          0.969                 --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.436          1.620            763,757
                                                       2005      1.350          1.436            970,420
                                                       2004      1.245          1.350          1,033,509
                                                       2003      0.977          1.245            501,371
                                                       2002      1.000          0.977                 --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.016            499,159
                                                       2005      0.979          0.989            252,365
                                                       2004      0.988          0.979            336,172
                                                       2003      1.000          0.988            690,701
                                                       2002      1.000          1.000                 --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.355          1.512          9,126,320
                                                       2005      1.311          1.355         10,685,207
                                                       2004      1.251          1.311         12,142,327
                                                       2003      0.969          1.251          5,104,421
                                                       2002      1.000          0.969                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.239          1.345          7,851,574
                                                       2005      1.210          1.239          8,475,252
                                                       2004      1.173          1.210          8,732,766
                                                       2003      0.980          1.173          2,620,742
                                                       2002      1.000          0.980                 --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.410          1.595          2,617,392
                                                       2005      1.347          1.410          2,281,382
                                                       2004      1.244          1.347          2,204,915
                                                       2003      0.963          1.244            937,751
                                                       2002      1.000          0.963                 --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.299          1.433          1,214,316
                                                       2005      1.277          1.299          1,277,306
                                                       2004      1.218          1.277          1,383,105
                                                       2003      0.962          1.218          1,038,728
                                                       2002      1.000          0.962                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604            396,944
                                                       2005      1.373          1.393            342,236
                                                       2004      1.241          1.373            350,674
                                                       2003      1.000          1.241             99,878

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793            808,281
                                                       2005      1.531          1.627            798,533
                                                       2004      1.256          1.531            531,677
                                                       2003      1.000          1.256            241,209

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.539          1.628             12,155

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.354            102,992

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.775          1.954            336,057

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.601          1.640             15,014

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          2,483,764

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071             25,008

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.460          1.440             55,924

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.281          1.270                 --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395            311,927

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            100,782

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570            232,352

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.092          1.148             20,271

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.123          1.162            116,581

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            634,601

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.573          1.533             37,145

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.075          1.115          1,092,271

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.336          1.371             66,048

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.361          1.378            288,551

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.436          1.471            617,768

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                 --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048             25,855

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053              8,158

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058                 --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.289          1.376          2,381,972

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            668,654

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067             10,821

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109          1,516,873
                                                       2005      1.118          1.121          1,419,418
                                                       2004      1.045          1.118          1,059,453
                                                       2003      1.000          1.045            468,570

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.082          1.104          4,649,183
                                                       2005      1.075          1.082          4,934,006
                                                       2004      1.044          1.075          4,003,506
                                                       2003      1.012          1.044          2,297,428
                                                       2002      1.000          1.012                 --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.383          1.508                 --
                                                       2005      1.313          1.383                 --
                                                       2004      1.242          1.313                 --
                                                       2003      0.958          1.242                 --
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.579          1.981            167,719
                                                       2005      1.433          1.579            159,358
                                                       2004      1.255          1.433            146,305
                                                       2003      0.994          1.255            135,327
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.871          2.156            244,707
                                                       2005      1.780          1.871            303,166
                                                       2004      1.436          1.780            265,027
                                                       2003      0.977          1.436            128,328
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.372          1.460                 --
                                                       2005      1.285          1.372             57,256
                                                       2004      1.228          1.285             67,248
                                                       2003      0.967          1.228             12,960
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.367          1.436                 --
                                                       2005      1.333          1.367            739,237
                                                       2004      1.235          1.333            697,678
                                                       2003      0.958          1.235            420,300
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.322          1.361                 --
                                                       2005      1.238          1.322            112,174
                                                       2004      1.184          1.238            107,747
                                                       2003      0.967          1.184             13,039
                                                       2002      1.000          0.967                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.178                 --
                                                       2005      1.045          1.108             42,187

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086                 --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050                 --
                                                       2005      1.011          1.030                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.086          1.075                 --
                                                       2005      1.091          1.086          1,302,811
                                                       2004      1.080          1.091          1,289,692
                                                       2003      1.014          1.080            790,555
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.451          1.539                 --
                                                       2005      1.318          1.451              6,559
                                                       2004      1.158          1.318              6,559
                                                       2003      0.973          1.158                 --
                                                       2002      1.000          0.973                 --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.487          1.573                 --
                                                       2005      1.469          1.487             34,935
                                                       2004      1.311          1.469                 --
                                                       2003      0.974          1.311                 --
                                                       2002      1.000          0.974                 --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.249          1.289                 --
                                                       2005      1.235          1.249          2,706,346
                                                       2004      1.128          1.235          2,697,138
                                                       2003      0.986          1.128          1,750,171
                                                       2002      1.000          0.986                 --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            195,916
                                                       2004      0.972          1.119             33,798

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.547          1.775                 --
                                                       2005      1.438          1.547            310,106
                                                       2004      1.265          1.438            269,110
                                                       2003      1.001          1.265            118,417
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379            254,789
                                                       2004      1.214          1.325            233,449
                                                       2003      1.000          1.214             48,343

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.113          1.123                 --
                                                       2005      1.093          1.113            109,535
                                                       2004      0.983          1.093             26,810

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.369          1.428                 --
                                                       2005      1.366          1.369            193,082
                                                       2004      1.262          1.366            192,631
                                                       2003      0.970          1.262            127,144
                                                       2002      1.000          0.970                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.281                 --
                                                       2005      1.000          1.114                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.288          1.336                 --
                                                       2005      1.216          1.288             77,258
                                                       2004      1.192          1.216             69,397
                                                       2003      0.966          1.192             40,559
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.338          1.351            179,348
                                                       2005      1.262          1.338            181,895
                                                       2004      1.200          1.262            186,218
                                                       2003      0.960          1.200            127,413
                                                       2002      1.000          0.960                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.625          1.781            513,442
                                                       2005      1.416          1.625            437,299
                                                       2004      1.250          1.416            289,961
                                                       2003      0.992          1.250            168,572
                                                       2002      1.000          0.992                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.901          2.099          1,257,577
                                                       2005      1.640          1.901          1,361,857
                                                       2004      1.339          1.640          1,256,137
                                                       2003      0.986          1.339            815,759
                                                       2002      1.000          0.986                 --




                         SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078            204,822

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.034          1.085                 --
                                                       2005      0.997          1.034            306,578
                                                       2004      0.960          0.997            445,049
                                                       2003      0.782          0.960            443,311
                                                       2002      1.142          0.782            326,594
                                                       2001      1.000          1.142             72,644

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.143          1.194                 --
                                                       2005      1.113          1.143          1,135,267
                                                       2004      1.019          1.113          1,187,584
                                                       2003      0.786          1.019          1,180,761
                                                       2002      0.980          0.786            442,063

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166            244,221
                                                       2004      0.973          1.034            458,633
                                                       2003      0.803          0.973            483,364
                                                       2002      1.183          0.803            440,010
                                                       2001      1.000          1.183             25,673

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.649          1.950          1,779,732
                                                       2005      1.473          1.649          1,914,049
                                                       2004      1.322          1.473          1,965,953
                                                       2003      0.995          1.322          1,577,762
                                                       2002      1.188          0.995            579,448
                                                       2001      1.000          1.188             53,009

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.553          1.681          6,204,083
                                                       2005      1.362          1.553          6,908,813
                                                       2004      1.233          1.362          7,498,271
                                                       2003      0.918          1.233          6,289,036
                                                       2002      1.238          0.918          2,672,503
                                                       2001      1.000          1.238            328,550

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.341          1.517          5,744,650
                                                       2005      1.291          1.341          6,617,005
                                                       2004      1.191          1.291          7,869,519
                                                       2003      0.916          1.191          6,886,746
                                                       2002      1.143          0.916          3,517,428
                                                       2001      1.000          1.143            483,056

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297            200,941
                                                       2004      0.952          1.117            274,552
                                                       2003      0.777          0.952            276,632
                                                       2002      0.877          0.777            223,435

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            399,140
                                                       2004      1.255          1.618            534,356
                                                       2003      0.953          1.255            420,706
                                                       2002      1.046          0.953            169,208

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302             60,422
                                                       2004      1.074          1.204             34,482
                                                       2003      0.996          1.074              5,122

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            117,915
                                                       2004      1.067          1.202             26,373
                                                       2003      1.016          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.198            364,879
                                                       2005      0.984          1.032            156,613

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.303          1.391            506,857
                                                       2005      1.267          1.303            683,312
                                                       2004      1.158          1.267            909,411
                                                       2003      0.859          1.158            907,594
                                                       2002      1.228          0.859            479,572
                                                       2001      1.000          1.228             19,240

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,734,260
                                                       2004      1.035          1.144          1,999,529
                                                       2003      0.842          1.035          1,608,369
                                                       2002      0.999          0.842            719,789

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.211          2.780            643,439
                                                       2005      1.767          2.211            838,387
                                                       2004      1.444          1.767            538,483
                                                       2003      1.000          1.444             73,437

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.481          1.766          1,658,197
                                                       2005      1.369          1.481          2,258,919
                                                       2004      1.177          1.369          1,963,706
                                                       2003      0.907          1.177          1,293,188
                                                       2002      1.134          0.907            589,742
                                                       2001      1.000          1.134             29,133

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            439,470
                                                       2004      1.024          1.166            662,918
                                                       2003      0.789          1.024            314,762
                                                       2002      0.831          0.789            130,925

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.406          1.564             47,185
                                                       2005      1.279          1.406             90,671
                                                       2004      1.081          1.279            158,448
                                                       2003      0.817          1.081            160,435
                                                       2002      1.158          0.817            125,487
                                                       2001      1.000          1.158             17,376

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            237,592
                                                       2004      1.332          1.502            247,135
                                                       2003      1.018          1.332             80,414

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.988          1.144            188,433
                                                       2005      1.008          0.988            275,476
                                                       2004      0.993          1.008            282,385
                                                       2003      0.819          0.993            237,783
                                                       2002      1.128          0.819             29,741
                                                       2001      1.000          1.128             29,747

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.196          1.260            637,797
                                                       2005      1.146          1.196            774,217
                                                       2004      1.135          1.146            819,997
                                                       2003      0.861          1.135            822,579
                                                       2002      1.198          0.861            536,721
                                                       2001      1.000          1.198              1,868

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.445          1.601            201,255
                                                       2005      1.403          1.445            629,540
                                                       2004      1.236          1.403            853,139
                                                       2003      0.887          1.236            793,268
                                                       2002      1.215          0.887            191,027
                                                       2001      1.000          1.215             20,517

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.229          1.426          1,799,672
                                                       2005      1.204          1.229          2,575,093
                                                       2004      1.132          1.204          3,132,904
                                                       2003      0.829          1.132          2,830,329
                                                       2002      1.127          0.829          1,972,141
                                                       2001      1.000          1.127            277,708

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.261          1.463            702,579
                                                       2005      1.205          1.261          1,173,271
                                                       2004      1.112          1.205          1,380,340
                                                       2003      0.856          1.112            997,741
                                                       2002      1.134          0.856            806,373
                                                       2001      1.000          1.134             76,156

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.369          1.515            502,492
                                                       2005      1.329          1.369            983,324
                                                       2004      1.176          1.329          1,076,083
                                                       2003      0.805          1.176          1,094,670
                                                       2002      1.255          0.805            354,038
                                                       2001      1.000          1.255              3,283

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.387          1,992,976
                                                       2005      1.202          1.231          2,572,298
                                                       2004      1.125          1.202          3,204,167
                                                       2003      0.920          1.125          3,133,227
                                                       2002      1.137          0.920          1,845,981
                                                       2001      1.000          1.137            203,714

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.205          1.247            937,830
                                                       2005      1.197          1.205          1,348,770
                                                       2004      1.142          1.197          1,817,440
                                                       2003      1.041          1.142          1,747,167
                                                       2002      1.012          1.041            662,115
                                                       2001      1.000          1.012            523,138

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.208          1.365          1,061,629
                                                       2005      1.180          1.208          1,239,450
                                                       2004      1.091          1.180          2,117,905
                                                       2003      0.870          1.091          2,036,010
                                                       2002      1.141          0.870            903,725
                                                       2001      1.000          1.141             46,322

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.347          1.545          3,111,458
                                                       2005      1.310          1.347          4,177,163
                                                       2004      1.233          1.310          5,355,555
                                                       2003      0.906          1.233          4,860,962
                                                       2002      1.173          0.906          3,156,979
                                                       2001      1.000          1.173            387,824

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.018            273,132
                                                       2005      0.991          0.996            453,573
                                                       2004      0.998          0.991            429,944
                                                       2003      1.000          0.998            109,660

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.253          1.338          3,808,697
                                                       2005      1.143          1.253          4,973,640
                                                       2004      1.059          1.143          6,336,022
                                                       2003      0.802          1.059          6,029,951
                                                       2002      1.213          0.802          3,744,111
                                                       2001      1.000          1.213            395,035

  LMPVPIII High Income Subaccount (11/99)............  2006      1.347          1.468          1,610,010
                                                       2005      1.337          1.347          2,011,733
                                                       2004      1.234          1.337          2,626,527
                                                       2003      0.985          1.234          2,202,057
                                                       2002      1.037          0.985            807,357
                                                       2001      1.000          1.037             54,303

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.354          1.673            271,219
                                                       2005      1.234          1.354            410,909
                                                       2004      1.067          1.234            311,483
                                                       2003      0.853          1.067            329,999
                                                       2002      1.169          0.853          2,340,496
                                                       2001      1.000          1.169                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.286          1.321          1,174,253
                                                       2005      1.245          1.286          1,588,431
                                                       2004      1.264          1.245          1,826,099
                                                       2003      0.872          1.264          2,146,063
                                                       2002      1.181          0.872            959,386
                                                       2001      1.000          1.181            220,733

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.147          1.331            873,689
                                                       2005      1.097          1.147          1,029,899
                                                       2004      1.010          1.097          1,389,777
                                                       2003      0.806          1.010          1,356,296
                                                       2002      1.101          0.806          1,102,306
                                                       2001      1.000          1.101            140,595

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.437          1.620            878,058
                                                       2005      1.352          1.437          1,184,951
                                                       2004      1.247          1.352          1,428,209
                                                       2003      0.979          1.247          1,440,600
                                                       2002      1.233          0.979            736,476
                                                       2001      1.000          1.233            106,957

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.982          1.009          1,422,165
                                                       2005      0.973          0.982          2,976,424
                                                       2004      0.983          0.973          2,990,206
                                                       2003      0.995          0.983          7,405,805
                                                       2002      1.000          0.995          8,019,286
                                                       2001      1.000          1.000          4,696,068

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.480          1.651          3,651,682
                                                       2005      1.432          1.480          5,606,393
                                                       2004      1.368          1.432          6,521,502
                                                       2003      1.060          1.368          5,312,500
                                                       2002      0.976          1.060            964,512

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.310          1.421          4,535,797
                                                       2005      1.280          1.310          6,280,057
                                                       2004      1.242          1.280          6,827,909
                                                       2003      1.037          1.242          5,886,565
                                                       2002      0.987          1.037            849,098

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.569          1.774          2,048,912
                                                       2005      1.500          1.569          2,589,383
                                                       2004      1.386          1.500          2,421,419
                                                       2003      1.073          1.386            374,914
                                                       2002      1.041          1.073             74,562

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.441          1.588            334,926
                                                       2005      1.417          1.441            442,064
                                                       2004      1.353          1.417            491,432
                                                       2003      1.068          1.353            261,444
                                                       2002      1.067          1.068             54,967

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.391          1.601            353,400
                                                       2005      1.372          1.391            395,149
                                                       2004      1.241          1.372            374,495
                                                       2003      1.021          1.241            244,664

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.625          1.790            540,138
                                                       2005      1.529          1.625            961,887
                                                       2004      1.256          1.529            710,264
                                                       2003      1.012          1.256            316,447

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.336          1.412            178,351

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.353                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.492          1.641            427,771

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.282          1.312             98,813

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          2,513,839

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.070              9,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.359          1.340            369,237

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.281          1.269              1,699

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.262          1.393            113,433

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            687,855

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.460          1.567             13,451

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.092          1.147                168

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.122          1.160            939,707

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            536,318

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.885          0.862            762,364

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.041          1.079          1,714,633

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.143          1.173            153,803

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.212          1.227          1,173,634

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.428          1.462          1,625,768

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059             76,739

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041            129,591

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047              3,377

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053             54,976

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058          3,744,117

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.311          1.399          6,782,019

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            703,434

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067            298,379

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.119          1.107          1,144,215
                                                       2005      1.117          1.119          1,495,964
                                                       2004      1.045          1.117          2,231,285
                                                       2003      1.002          1.045          1,039,141

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.146          1.169          7,635,347
                                                       2005      1.140          1.146         10,573,072
                                                       2004      1.107          1.140         14,158,270
                                                       2003      1.074          1.107         14,489,686
                                                       2002      1.003          1.074          8,698,076
                                                       2001      1.000          1.003            284,980

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.228          1.339             58,001
                                                       2005      1.167          1.228             84,952
                                                       2004      1.105          1.167            165,358
                                                       2003      0.853          1.105            176,949
                                                       2002      1.233          0.853            126,575
                                                       2001      1.000          1.233             19,152

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.458          1.828            502,241
                                                       2005      1.323          1.458            375,153
                                                       2004      1.160          1.323            516,700
                                                       2003      0.919          1.160            603,425
                                                       2002      1.138          0.919            285,369
                                                       2001      1.000          1.138             52,475

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.874          2.157            619,859
                                                       2005      1.783          1.874            844,247
                                                       2004      1.439          1.783          1,134,138
                                                       2003      0.980          1.439          1,081,087
                                                       2002      1.221          0.980            712,422
                                                       2001      1.000          1.221             16,781

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            434,982
                                                       2004      1.144          1.196            595,498
                                                       2003      0.901          1.144            327,479
                                                       2002      1.206          0.901             82,566
                                                       2001      1.000          1.206              3,553

  Travelers Equity Income Subaccount (11/99).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,251,835
                                                       2004      1.229          1.326          2,433,328
                                                       2003      0.955          1.229          1,969,032
                                                       2002      1.130          0.955            718,818
                                                       2001      1.000          1.130             27,813

  Travelers Large Cap Subaccount (11/99).............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177          1,103,383
                                                       2004      1.055          1.103            915,748
                                                       2003      0.862          1.055            794,841
                                                       2002      1.138          0.862            226,191
                                                       2001      1.000          1.138             36,628

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.045          1.108                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019             86,058

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053             78,054

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086          3,561,326

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                 --
                                                       2005      1.011          1.030                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.052          1.041                 --
                                                       2005      1.057          1.052          2,208,312
                                                       2004      1.047          1.057          3,414,689
                                                       2003      0.984          1.047          4,096,730
                                                       2002      0.981          0.984          2,197,709
                                                       2001      1.000          0.981             86,039

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            194,233
                                                       2004      1.006          1.145            273,915
                                                       2003      0.846          1.006            172,694
                                                       2002      1.151          0.846            159,360
                                                       2001      1.000          1.151                614

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.837          0.885                 --
                                                       2005      0.827          0.837          1,016,433
                                                       2004      0.738          0.827            768,481
                                                       2003      0.549          0.738            783,843
                                                       2002      0.626          0.549            222,429

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          9,648,193
                                                       2004      1.150          1.258         10,625,367
                                                       2003      1.005          1.150          9,375,765
                                                       2002      1.081          1.005          4,154,038
                                                       2001      1.000          1.081            348,528

  Travelers MFS Value Subaccount (5/04)..............  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            108,277
                                                       2004      0.972          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            424,780
                                                       2004      1.064          1.209            404,686
                                                       2003      0.843          1.064            261,140
                                                       2002      0.845          0.843             35,971

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377             25,462
                                                       2004      1.213          1.324             30,145
                                                       2003      1.022          1.213             22,941

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                209

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112            176,162
                                                       2004      0.983          1.092              7,354

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            738,970
                                                       2004      0.974          1.054            840,779
                                                       2003      0.749          0.974            875,861
                                                       2002      1.148          0.749            654,693
                                                       2001      1.000          1.148            122,403

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.000          1.113                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.102          1.143                 --
                                                       2005      1.041          1.102            216,442
                                                       2004      1.021          1.041            216,807
                                                       2003      0.828          1.021             65,519
                                                       2002      1.194          0.828             50,164
                                                       2001      1.000          1.194                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.046          1.056             41,037
                                                       2005      0.987          1.046            220,369
                                                       2004      0.940          0.987            331,269
                                                       2003      0.752          0.940            350,888
                                                       2002      1.134          0.752            217,610
                                                       2001      1.000          1.134             81,986

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.628          1.784            962,622
                                                       2005      1.419          1.628          1,117,054
                                                       2004      1.254          1.419            871,719
                                                       2003      0.995          1.254            733,222
                                                       2002      1.119          0.995            494,365
                                                       2001      1.000          1.119             61,062

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.643          1.813          1,263,253
                                                       2005      1.418          1.643          1,771,018
                                                       2004      1.159          1.418          1,933,959
                                                       2003      0.854          1.159          1,521,044
                                                       2002      0.993          0.854            558,775

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.272          1.334                --
                                                       2005      1.227          1.272                --
                                                       2004      1.182          1.227                --
                                                       2003      0.963          1.182                --
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.395          1.457                --
                                                       2005      1.359          1.395            82,329
                                                       2004      1.245          1.359            48,842
                                                       2003      0.960          1.245            17,824
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.374          1.340                --
                                                       2005      1.220          1.374                --
                                                       2004      1.147          1.220                --
                                                       2003      0.948          1.147                --
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.629          1.925           277,756
                                                       2005      1.455          1.629           286,844
                                                       2004      1.307          1.455           217,768
                                                       2003      0.984          1.307            43,010
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.623          1.755         1,211,493
                                                       2005      1.423          1.623         1,231,310
                                                       2004      1.289          1.423           961,541
                                                       2003      0.961          1.289           185,151
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.419          1.604         1,380,908
                                                       2005      1.367          1.419         1,353,800
                                                       2004      1.262          1.367         1,067,737
                                                       2003      0.971          1.262           203,537
                                                       2002      1.000          0.971                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.615          1.596                --
                                                       2005      1.392          1.615             4,501
                                                       2004      1.187          1.392                --
                                                       2003      0.968          1.187                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.792          2.332                --
                                                       2005      1.704          1.792             4,961
                                                       2004      1.322          1.704                --
                                                       2003      1.005          1.322                --
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.413                --
                                                       2005      1.203          1.301                --
                                                       2004      1.074          1.203                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.446                --
                                                       2005      1.201          1.298            66,684
                                                       2004      1.067          1.201            13,437
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.197           215,071
                                                       2005      0.984          1.032             8,063

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.467          1.565           156,569
                                                       2005      1.427          1.467           163,249
                                                       2004      1.305          1.427           164,059
                                                       2003      0.969          1.305            46,073
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.464          1.700                --
                                                       2005      1.349          1.464           405,239
                                                       2004      1.221          1.349           277,073
                                                       2003      0.994          1.221            30,032
                                                       2002      1.000          0.994                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.208          2.775            98,101
                                                       2005      1.766          2.208            83,628
                                                       2004      1.443          1.766            46,128
                                                       2003      1.000          1.443             2,519

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.613          1.922           241,076
                                                       2005      1.492          1.613           213,835
                                                       2004      1.283          1.492           112,968
                                                       2003      0.989          1.283            26,793
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.540          1.840                --
                                                       2005      1.441          1.540            75,906
                                                       2004      1.266          1.441             3,840
                                                       2003      0.977          1.266                --
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.689          1.878             7,170
                                                       2005      1.536          1.689            87,395
                                                       2004      1.300          1.536            13,078
                                                       2003      0.983          1.300            13,120
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.532          1.714                --
                                                       2005      1.501          1.532            60,963
                                                       2004      1.331          1.501            41,794
                                                       2003      1.000          1.331             5,427

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.159          1.341            36,317
                                                       2005      1.184          1.159            38,157
                                                       2004      1.167          1.184            38,953
                                                       2003      0.963          1.167            26,151
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.332          1.403             6,178
                                                       2005      1.277          1.332             6,184
                                                       2004      1.265          1.277             6,190
                                                       2003      0.960          1.265             6,191
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.585          1.756            62,931
                                                       2005      1.540          1.585            69,236
                                                       2004      1.358          1.540            41,271
                                                       2003      0.975          1.358            29,774
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.421          1.647            54,311
                                                       2005      1.392          1.421            54,311
                                                       2004      1.310          1.392            53,860
                                                       2003      0.960          1.310                --
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.409          1.635            94,236
                                                       2005      1.348          1.409           102,966
                                                       2004      1.245          1.348           121,149
                                                       2003      0.959          1.245             2,766
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.647          1.823            42,710
                                                       2005      1.600          1.647            37,594
                                                       2004      1.417          1.600            20,154
                                                       2003      0.970          1.417             5,028
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.304          1.469           588,114
                                                       2005      1.274          1.304           619,294
                                                       2004      1.194          1.274           570,838
                                                       2003      0.977          1.194           261,139
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.167          1.207           300,769
                                                       2005      1.160          1.167           317,681
                                                       2004      1.108          1.160           334,187
                                                       2003      1.010          1.108            54,869
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.341          1.515           341,657
                                                       2005      1.311          1.341           341,657
                                                       2004      1.212          1.311           341,652
                                                       2003      0.967          1.212           332,454
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.434          1.644           665,663
                                                       2005      1.395          1.434           698,844
                                                       2004      1.314          1.395           454,318
                                                       2003      0.966          1.314            85,334
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.995          1.016            68,990
                                                       2005      0.990          0.995            69,186
                                                       2004      0.998          0.990            65,836
                                                       2003      1.000          0.998            21,033

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.483          1.583         1,085,445
                                                       2005      1.354          1.483         1,131,542
                                                       2004      1.255          1.354         1,291,834
                                                       2003      0.951          1.255           428,338
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.375          1.498           256,606
                                                       2005      1.366          1.375           249,241
                                                       2004      1.260          1.366           271,125
                                                       2003      1.007          1.260            90,723
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.563          1.930                --
                                                       2005      1.426          1.563                --
                                                       2004      1.233          1.426                --
                                                       2003      0.986          1.233                --
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.393          1.429           288,948
                                                       2005      1.349          1.393           282,323
                                                       2004      1.370          1.349           280,610
                                                       2003      0.946          1.370            26,255
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.376          1.597                --
                                                       2005      1.317          1.376                --
                                                       2004      1.213          1.317                --
                                                       2003      0.969          1.213                --
                                                       2002      1.000          0.969                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.432          1.613           217,180
                                                       2005      1.347          1.432           221,778
                                                       2004      1.244          1.347           184,684
                                                       2003      0.977          1.244            21,360
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.986          1.012           420,265
                                                       2005      0.977          0.986           230,842
                                                       2004      0.987          0.977           583,268
                                                       2003      1.000          0.987            21,211
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.351          1.506         2,672,826
                                                       2005      1.308          1.351         3,126,476
                                                       2004      1.250          1.308         3,129,033
                                                       2003      0.969          1.250           349,220
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.235          1.339         1,134,288
                                                       2005      1.207          1.235         1,165,387
                                                       2004      1.172          1.207         1,168,257
                                                       2003      0.979          1.172           420,318
                                                       2002      1.000          0.979                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.405          1.588           467,270
                                                       2005      1.344          1.405           565,707
                                                       2004      1.243          1.344           617,175
                                                       2003      0.963          1.243           234,892
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.295          1.427           384,831
                                                       2005      1.275          1.295           404,000
                                                       2004      1.217          1.275           525,496
                                                       2003      0.962          1.217            85,326
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.389          1.598           213,844
                                                       2005      1.371          1.389           201,430
                                                       2004      1.240          1.371           110,691
                                                       2003      1.000          1.240                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.623          1.787           231,051
                                                       2005      1.528          1.623           231,958
                                                       2004      1.255          1.528            57,489
                                                       2003      1.000          1.255             1,278

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.534          1.622                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.352                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.769          1.946           182,174

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.596          1.633            13,840

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074           728,257

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.070            11,143

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.455          1.434            33,213

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.280          1.268             4,852

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.261          1.391            98,334

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            25,436

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.458          1.564            37,178

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.146             2,927

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.121          1.159            54,941

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           207,530

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.568          1.527            14,824

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.072          1.110           344,195

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.331          1.366                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.357          1.373           185,008

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.431          1.465           152,926

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058           226,837

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.284          1.370           932,573

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           246,385

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.118          1.105           314,592
                                                       2005      1.116          1.118           289,477
                                                       2004      1.044          1.116           277,755
                                                       2003      1.000          1.044            23,588

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.079          1.099         1,263,970
                                                       2005      1.073          1.079         1,152,941
                                                       2004      1.043          1.073           952,336
                                                       2003      1.012          1.043           127,154
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.378          1.502                --
                                                       2005      1.310          1.378                --
                                                       2004      1.241          1.310                --
                                                       2003      0.958          1.241                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.574          1.973             8,027
                                                       2005      1.430          1.574                --
                                                       2004      1.254          1.430                --
                                                       2003      0.994          1.254                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.865          2.147            70,927
                                                       2005      1.776          1.865            74,269
                                                       2004      1.434          1.776            46,804
                                                       2003      0.977          1.434             3,685
                                                       2002      1.000          0.977                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.368          1.455                --
                                                       2005      1.282          1.368            43,131
                                                       2004      1.227          1.282            19,245
                                                       2003      0.967          1.227             8,288
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.363          1.431                --
                                                       2005      1.330          1.363           183,475
                                                       2004      1.234          1.330           155,661
                                                       2003      0.958          1.234            61,717
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.318          1.357                --
                                                       2005      1.236          1.318            15,317
                                                       2004      1.182          1.236            15,542
                                                       2003      0.967          1.182            13,798
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                --
                                                       2005      1.045          1.108           193,133

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.021                --
                                                       2005      1.000          1.019                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.089                --
                                                       2005      1.000          1.053                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.131                --
                                                       2005      1.017          1.086                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                --
                                                       2005      1.011          1.030                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.083          1.072                --
                                                       2005      1.089          1.083           352,051
                                                       2004      1.079          1.089           345,753
                                                       2003      1.014          1.079                --
                                                       2002      1.000          1.014                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.446          1.534                --
                                                       2005      1.316          1.446                --
                                                       2004      1.157          1.316                --
                                                       2003      0.973          1.157                --
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.483          1.568                --
                                                       2005      1.466          1.483            14,824
                                                       2004      1.310          1.466                --
                                                       2003      0.974          1.310                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.245          1.284                --
                                                       2005      1.233          1.245         1,014,186
                                                       2004      1.127          1.233           931,876
                                                       2003      0.986          1.127           384,579
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.168          1.261                --
                                                       2005      1.118          1.168            75,077
                                                       2004      0.972          1.118                --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.542          1.769                --
                                                       2005      1.435          1.542           175,609
                                                       2004      1.263          1.435           132,646
                                                       2003      1.001          1.263            49,246
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.375          1.458                --
                                                       2005      1.322          1.375            44,434
                                                       2004      1.213          1.322            39,313
                                                       2003      1.000          1.213                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.091                --
                                                       2005      1.000          1.038                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.111          1.121                --
                                                       2005      1.092          1.111            48,124
                                                       2004      0.983          1.092            20,981

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.365          1.423                --
                                                       2005      1.364          1.365           172,578
                                                       2004      1.261          1.364           183,914
                                                       2003      0.969          1.261             8,052
                                                       2002      1.000          0.969                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.280                --
                                                       2005      1.000          1.113                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                --
                                                       2005      1.005          1.109                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.284          1.331                --
                                                       2005      1.214          1.284                --
                                                       2004      1.191          1.214                --
                                                       2003      0.966          1.191                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.334          1.346            38,298
                                                       2005      1.259          1.334            36,808
                                                       2004      1.199          1.259            43,190
                                                       2003      0.960          1.199             4,866
                                                       2002      1.000          0.960                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.620          1.774           133,851
                                                       2005      1.413          1.620            59,498
                                                       2004      1.249          1.413            42,482
                                                       2003      0.992          1.249            15,585
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.895          2.090           360,379
                                                       2005      1.636          1.895           363,463
                                                       2004      1.338          1.636           281,376
                                                       2003      0.986          1.338            18,971
                                                       2002      1.000          0.986                --




                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.270          1.332                --
                                                       2005      1.225          1.270                --
                                                       2004      1.181          1.225                --
                                                       2003      0.963          1.181                --
                                                       2002      1.000          0.963                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.393          1.454                --
                                                       2005      1.358          1.393            29,418
                                                       2004      1.245          1.358            30,325
                                                       2003      0.960          1.245            17,243
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.372          1.337                --
                                                       2005      1.218          1.372             8,961
                                                       2004      1.147          1.218             8,961
                                                       2003      0.948          1.147             4,728
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.626          1.921             1,393
                                                       2005      1.454          1.626             1,395
                                                       2004      1.306          1.454             8,292
                                                       2003      0.984          1.306                --
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.620          1.752           324,087
                                                       2005      1.422          1.620           312,677
                                                       2004      1.289          1.422           310,343
                                                       2003      0.961          1.289           233,269
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.417          1.601           665,666
                                                       2005      1.365          1.417           612,262
                                                       2004      1.261          1.365           612,287
                                                       2003      0.971          1.261           359,401
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.612          1.593                --
                                                       2005      1.391          1.612                --
                                                       2004      1.186          1.391                --
                                                       2003      0.968          1.186                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.789          2.328                --
                                                       2005      1.702          1.789            14,515
                                                       2004      1.321          1.702                --
                                                       2003      1.005          1.321                --
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.412                --
                                                       2005      1.203          1.299                --
                                                       2004      1.074          1.203                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.444                --
                                                       2005      1.201          1.297                --
                                                       2004      1.067          1.201                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.196            23,517
                                                       2005      0.984          1.032                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.465          1.562            32,587
                                                       2005      1.425          1.465            32,587
                                                       2004      1.304          1.425            29,310
                                                       2003      0.969          1.304            47,809
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.462          1.697                --
                                                       2005      1.348          1.462                --
                                                       2004      1.220          1.348                --
                                                       2003      0.994          1.220            37,934
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.205          2.770            19,976
                                                       2005      1.764          2.205            19,976
                                                       2004      1.443          1.764            14,602
                                                       2003      1.000          1.443                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.610          1.918            42,323
                                                       2005      1.490          1.610            42,325
                                                       2004      1.282          1.490            47,231
                                                       2003      0.989          1.282            45,162
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.537          1.837                --
                                                       2005      1.440          1.537            11,908
                                                       2004      1.265          1.440            11,908
                                                       2003      0.976          1.265                --
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.686          1.874                --
                                                       2005      1.535          1.686                --
                                                       2004      1.299          1.535                --
                                                       2003      0.983          1.299                --
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.529          1.711                --
                                                       2005      1.500          1.529             9,699
                                                       2004      1.331          1.500            24,726
                                                       2003      1.000          1.331            21,288

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.157          1.339            12,182
                                                       2005      1.182          1.157            12,188
                                                       2004      1.166          1.182            12,194
                                                       2003      0.963          1.166             8,935
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.330          1.400                --
                                                       2005      1.275          1.330                --
                                                       2004      1.264          1.275                --
                                                       2003      0.960          1.264                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.583          1.752            24,165
                                                       2005      1.538          1.583            24,165
                                                       2004      1.357          1.538            24,165
                                                       2003      0.974          1.357            24,165
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.419          1.643            48,307
                                                       2005      1.390          1.419            39,811
                                                       2004      1.309          1.390            39,816
                                                       2003      0.960          1.309            40,379
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.407          1.632             6,098
                                                       2005      1.347          1.407             6,103
                                                       2004      1.244          1.347             6,109
                                                       2003      0.959          1.244             3,053
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.645          1.819                --
                                                       2005      1.599          1.645                --
                                                       2004      1.416          1.599                --
                                                       2003      0.970          1.416                --
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.302          1.466           390,877
                                                       2005      1.273          1.302           391,438
                                                       2004      1.193          1.273           391,819
                                                       2003      0.977          1.193           388,958
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.166          1.205           130,779
                                                       2005      1.159          1.166           148,667
                                                       2004      1.107          1.159           150,453
                                                       2003      1.010          1.107           110,657
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.339          1.512           101,227
                                                       2005      1.310          1.339           103,069
                                                       2004      1.211          1.310           105,163
                                                       2003      0.967          1.211           105,766
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.432          1.640            21,353
                                                       2005      1.394          1.432            21,353
                                                       2004      1.313          1.394            24,903
                                                       2003      0.966          1.313            21,353
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.994          1.015                --
                                                       2005      0.990          0.994                --
                                                       2004      0.998          0.990                --
                                                       2003      1.000          0.998                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.481          1.580           176,291
                                                       2005      1.353          1.481           116,450
                                                       2004      1.254          1.353           120,515
                                                       2003      0.951          1.254            84,794
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.373          1.494            55,226
                                                       2005      1.365          1.373            70,824
                                                       2004      1.260          1.365            72,378
                                                       2003      1.007          1.260            79,359
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.560          1.926            27,987
                                                       2005      1.424          1.560            27,987
                                                       2004      1.232          1.424            27,987
                                                       2003      0.986          1.232            27,987
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.391          1.426           107,143
                                                       2005      1.348          1.391           107,618
                                                       2004      1.369          1.348           111,962
                                                       2003      0.946          1.369           105,885
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.374          1.594            73,060
                                                       2005      1.316          1.374            73,060
                                                       2004      1.213          1.316            73,060
                                                       2003      0.969          1.213            73,060
                                                       2002      1.000          0.969                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.430          1.610            47,569
                                                       2005      1.346          1.430            48,015
                                                       2004      1.243          1.346            51,994
                                                       2003      0.977          1.243            49,273
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.984          1.010            91,329
                                                       2005      0.976          0.984            91,329
                                                       2004      0.987          0.976            91,329
                                                       2003      1.000          0.987            91,329
                                                       2002      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.349          1.503           170,012
                                                       2005      1.307          1.349           171,214
                                                       2004      1.249          1.307           170,926
                                                       2003      0.969          1.249           412,874
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.233          1.337         1,091,766
                                                       2005      1.206          1.233         1,307,048
                                                       2004      1.171          1.206         1,869,909
                                                       2003      0.979          1.171         1,453,485
                                                       2002      1.000          0.979                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.403          1.585           100,626
                                                       2005      1.343          1.403           100,626
                                                       2004      1.242          1.343           100,626
                                                       2003      0.963          1.242           100,626
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.293          1.424            92,222
                                                       2005      1.274          1.293            61,261
                                                       2004      1.216          1.274            61,261
                                                       2003      0.962          1.216            98,943
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.387          1.595                --
                                                       2005      1.370          1.387                --
                                                       2004      1.240          1.370                --
                                                       2003      1.000          1.240                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.620          1.784            30,605
                                                       2005      1.527          1.620            29,794
                                                       2004      1.255          1.527            29,800
                                                       2003      1.000          1.255            29,801

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.532          1.618                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.270          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.767          1.942            62,759

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.593          1.630                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073            42,748

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.453          1.432            20,979

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.267                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.260          1.389                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            27,972

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.456          1.562             5,919

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.145             5,867

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.120          1.157                --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            73,739

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.565          1.524                --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.070          1.108           307,909

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.329          1.363                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.355          1.370             9,029

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.429          1.462            77,841

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.282          1.367           131,683

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            19,954

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066            12,241

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.116          1.103            60,291
                                                       2005      1.115          1.116            60,291
                                                       2004      1.044          1.115            60,291
                                                       2003      1.000          1.044            57,878

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.077          1.097           162,284
                                                       2005      1.072          1.077           160,810
                                                       2004      1.042          1.072           179,966
                                                       2003      1.012          1.042           151,979
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.376          1.499                --
                                                       2005      1.309          1.376                --
                                                       2004      1.240          1.309                --
                                                       2003      0.958          1.240                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.572          1.969            66,294
                                                       2005      1.428          1.572            67,482
                                                       2004      1.253          1.428            72,597
                                                       2003      0.994          1.253            72,597
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.863          2.143            13,974
                                                       2005      1.774          1.863            13,974
                                                       2004      1.433          1.774             8,360
                                                       2003      0.977          1.433             8,360
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.366          1.453                --
                                                       2005      1.281          1.366            20,979
                                                       2004      1.226          1.281            20,979
                                                       2003      0.967          1.226            20,979
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.361          1.429                --
                                                       2005      1.329          1.361            78,736
                                                       2004      1.233          1.329            79,753
                                                       2003      0.958          1.233            75,794
                                                       2002      1.000          0.958                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.316          1.355                --
                                                       2005      1.235          1.316                --
                                                       2004      1.182          1.235                --
                                                       2003      0.967          1.182                --
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.176                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.089                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.131                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048                --
                                                       2005      1.011          1.029                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.081          1.070                --
                                                       2005      1.088          1.081           346,221
                                                       2004      1.078          1.088           349,895
                                                       2003      1.014          1.078           275,876
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.444          1.532                --
                                                       2005      1.314          1.444                --
                                                       2004      1.156          1.314                --
                                                       2003      0.973          1.156                --
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.481          1.565                --
                                                       2005      1.465          1.481                --
                                                       2004      1.309          1.465                --
                                                       2003      0.974          1.309                --
                                                       2002      1.000          0.974                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.243          1.282                --
                                                       2005      1.231          1.243           134,864
                                                       2004      1.127          1.231           143,268
                                                       2003      0.986          1.127           291,870
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.167          1.260                --
                                                       2005      1.118          1.167                --
                                                       2004      0.972          1.118            22,795

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.540          1.767                --
                                                       2005      1.433          1.540            63,875
                                                       2004      1.263          1.433            70,505
                                                       2003      1.001          1.263            67,375
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.373          1.456                --
                                                       2005      1.321          1.373             5,924
                                                       2004      1.212          1.321             5,930
                                                       2003      1.000          1.212             6,531

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.091                --
                                                       2005      1.000          1.037                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.110          1.120                --
                                                       2005      1.092          1.110                --
                                                       2004      0.983          1.092                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.363          1.421                --
                                                       2005      1.362          1.363             8,608
                                                       2004      1.260          1.362             8,608
                                                       2003      0.969          1.260             8,608
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.279                --
                                                       2005      1.000          1.113                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.270                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.282          1.329                --
                                                       2005      1.212          1.282                --
                                                       2004      1.190          1.212                --
                                                       2003      0.966          1.190                --
                                                       2002      1.000          0.966                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.331          1.343             8,647
                                                       2005      1.258          1.331             8,647
                                                       2004      1.198          1.258             9,019
                                                       2003      0.959          1.198             5,118
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.618          1.771            91,370
                                                       2005      1.412          1.618            18,602
                                                       2004      1.248          1.412            18,606
                                                       2003      0.992          1.248            18,611
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.892          2.086            51,864
                                                       2005      1.635          1.892            48,157
                                                       2004      1.337          1.635            22,724
                                                       2003      0.986          1.337            21,215
                                                       2002      1.000          0.986                --




                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330               --
                                                       2005      1.224          1.268               --
                                                       2004      1.181          1.224               --
                                                       2003      0.963          1.181               --
                                                       2002      1.000          0.963               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452               --
                                                       2005      1.356          1.391            3,217
                                                       2004      1.244          1.356            2,863
                                                       2003      0.960          1.244            2,259
                                                       2002      1.000          0.960               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           47,031
                                                       2005      1.452          1.624           47,188
                                                       2004      1.305          1.452           26,165
                                                       2003      0.984          1.305           19,446
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748           90,031
                                                       2005      1.420          1.618           82,075
                                                       2004      1.288          1.420           61,511
                                                       2003      0.961          1.288           44,303
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598           99,018
                                                       2005      1.364          1.415           90,275
                                                       2004      1.261          1.364           83,688
                                                       2003      0.971          1.261           44,174
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610               --
                                                       2004      1.186          1.389               --
                                                       2003      0.968          1.186               --
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787              696
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298           31,491
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.195            1,154
                                                       2005      0.984          1.031              443

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.463          1.558            8,788
                                                       2005      1.424          1.463            8,791
                                                       2004      1.303          1.424            8,794
                                                       2003      0.969          1.303           12,822
                                                       2002      1.000          0.969               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459               --
                                                       2004      1.220          1.347               --
                                                       2003      0.994          1.220           13,197
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765            5,840
                                                       2005      1.763          2.202            5,840
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442           10,805

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           31,820
                                                       2005      1.489          1.608           31,827
                                                       2004      1.281          1.489           29,138
                                                       2003      0.989          1.281           42,256
                                                       2002      1.000          0.989               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535           10,334
                                                       2004      1.265          1.438            3,214
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.684          1.870               --
                                                       2005      1.533          1.684               --
                                                       2004      1.298          1.533               --
                                                       2003      0.983          1.298               --
                                                       2002      1.000          0.983               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527            5,128
                                                       2004      1.330          1.498            3,083
                                                       2003      1.000          1.330               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.156          1.336               --
                                                       2005      1.181          1.156               --
                                                       2004      1.166          1.181               --
                                                       2003      0.963          1.166               --
                                                       2002      1.000          0.963               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.328          1.397               --
                                                       2005      1.274          1.328               --
                                                       2004      1.263          1.274               --
                                                       2003      0.960          1.263               --
                                                       2002      1.000          0.960               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.580          1.749           27,505
                                                       2005      1.537          1.580           27,155
                                                       2004      1.356          1.537           27,733
                                                       2003      0.974          1.356           27,696
                                                       2002      1.000          0.974               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640            2,252
                                                       2005      1.389          1.417            2,252
                                                       2004      1.308          1.389            2,252
                                                       2003      0.960          1.308            2,252
                                                       2002      1.000          0.960               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815              292
                                                       2005      1.597          1.642              293
                                                       2004      1.415          1.597              294
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.300          1.463           16,197
                                                       2005      1.272          1.300           16,205
                                                       2004      1.193          1.272           11,841
                                                       2003      0.977          1.193               --
                                                       2002      1.000          0.977               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.164          1.202               --
                                                       2005      1.158          1.164               --
                                                       2004      1.106          1.158               --
                                                       2003      1.010          1.106               --
                                                       2002      1.000          1.010               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509            1,318
                                                       2005      1.308          1.337            1,322
                                                       2004      1.211          1.308            1,326
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.430          1.637           18,156
                                                       2005      1.392          1.430           15,258
                                                       2004      1.312          1.392            9,242
                                                       2003      0.966          1.312               --
                                                       2002      1.000          0.966               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013            6,368
                                                       2005      0.989          0.993            6,368
                                                       2004      0.998          0.989            6,368
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.479          1.577           38,513
                                                       2005      1.351          1.479           30,150
                                                       2004      1.254          1.351           19,569
                                                       2003      0.951          1.254               --
                                                       2002      1.000          0.951               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.371          1.491            4,300
                                                       2005      1.363          1.371            4,006
                                                       2004      1.259          1.363            3,212
                                                       2003      1.007          1.259               --
                                                       2002      1.000          1.007               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.558          1.922               --
                                                       2005      1.423          1.558               --
                                                       2004      1.231          1.423               --
                                                       2003      0.986          1.231               --
                                                       2002      1.000          0.986               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.388          1.424            9,476
                                                       2005      1.346          1.388            9,487
                                                       2004      1.369          1.346            3,198
                                                       2003      0.946          1.369               --
                                                       2002      1.000          0.946               --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.372          1.591               --
                                                       2005      1.314          1.372               --
                                                       2004      1.212          1.314               --
                                                       2003      0.969          1.212               --
                                                       2002      1.000          0.969               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.428          1.607           35,115
                                                       2005      1.345          1.428           35,115
                                                       2004      1.242          1.345           35,115
                                                       2003      0.977          1.242           43,154
                                                       2002      1.000          0.977               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.983          1.008           12,874
                                                       2005      0.975          0.983           12,874
                                                       2004      0.986          0.975           12,874
                                                       2003      1.000          0.986               --
                                                       2002      1.000          1.000               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.347          1.500           96,548
                                                       2005      1.305          1.347           94,832
                                                       2004      1.249          1.305           90,528
                                                       2003      0.969          1.249           55,634
                                                       2002      1.000          0.969               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.231          1.334          106,659
                                                       2005      1.205          1.231          147,890
                                                       2004      1.171          1.205          152,364
                                                       2003      0.979          1.171               --
                                                       2002      1.000          0.979               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.401          1.582           86,136
                                                       2005      1.341          1.401           86,136
                                                       2004      1.241          1.341           66,075
                                                       2003      0.963          1.241           69,345
                                                       2002      1.000          0.963               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.291          1.421           88,545
                                                       2005      1.272          1.291           88,545
                                                       2004      1.216          1.272           88,545
                                                       2003      0.962          1.216           88,545
                                                       2002      1.000          0.962               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           32,547
                                                       2005      1.369          1.385           32,552
                                                       2004      1.239          1.369           17,462
                                                       2003      1.000          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780           21,899
                                                       2005      1.525          1.618           21,903
                                                       2004      1.255          1.525           12,982
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.349               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938           17,825

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073            5,070

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429            5,199

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.266               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387           22,548

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            1,337

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.144               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.119          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            8,715

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521            9,397

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.068          1.106           10,358

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.327          1.360               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367           23,737

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459           63,705

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040           38,308

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052              982

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057           53,336

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365           91,702

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           57,178

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101            6,817
                                                       2005      1.114          1.115            5,990
                                                       2004      1.044          1.114            5,900
                                                       2003      1.000          1.044            5,270

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095           47,696
                                                       2005      1.071          1.076           42,703
                                                       2004      1.042          1.071           17,777
                                                       2003      1.012          1.042           77,212
                                                       2002      1.000          1.012               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.374          1.496               --
                                                       2005      1.307          1.374               --
                                                       2004      1.240          1.307               --
                                                       2003      0.958          1.240               --
                                                       2002      1.000          0.958               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138           29,405
                                                       2005      1.773          1.860           29,107
                                                       2004      1.433          1.773           27,512
                                                       2003      0.977          1.433           19,985
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364            5,199
                                                       2004      1.226          1.279            5,199
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359           63,711
                                                       2004      1.232          1.327           63,717
                                                       2003      0.958          1.232           48,026
                                                       2002      1.000          0.958               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175               --
                                                       2005      1.045          1.107               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021               --
                                                       2005      1.000          1.018           37,600

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088               --
                                                       2005      1.000          1.052              329

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130               --
                                                       2005      1.017          1.085           31,853

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048               --
                                                       2005      1.011          1.029               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068               --
                                                       2005      1.087          1.080           10,365
                                                       2004      1.078          1.087            5,947
                                                       2003      1.014          1.078               --
                                                       2002      1.000          1.014               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.478          1.562               --
                                                       2005      1.463          1.478            7,577
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280               --
                                                       2005      1.230          1.242           91,391
                                                       2004      1.126          1.230           79,465
                                                       2003      0.986          1.126           42,779
                                                       2002      1.000          0.986               --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.166          1.259               --
                                                       2005      1.118          1.166           16,812
                                                       2004      0.972          1.118               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537           19,548
                                                       2004      1.262          1.432            6,415
                                                       2003      1.001          1.262            6,515
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090               --
                                                       2005      1.000          1.037               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.109          1.119               --
                                                       2005      1.091          1.109               --
                                                       2004      0.983          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361           22,633
                                                       2004      1.260          1.361           22,637
                                                       2003      0.969          1.260           22,642
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.279               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269               --
                                                       2005      1.005          1.108               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.329          1.340               --
                                                       2005      1.257          1.329               --
                                                       2004      1.198          1.257               --
                                                       2003      0.959          1.198               --
                                                       2002      1.000          0.959               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.615          1.767           10,294
                                                       2005      1.410          1.615            9,867
                                                       2004      1.247          1.410            4,963
                                                       2003      0.991          1.247           18,902
                                                       2002      1.000          0.991               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.889          2.082           44,932
                                                       2005      1.633          1.889           45,371
                                                       2004      1.336          1.633           43,882
                                                       2003      0.986          1.336           29,069
                                                       2002      1.000          0.986               --




                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077            59,545

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.025          1.075                --
                                                       2005      0.991          1.025           205,665
                                                       2004      0.956          0.991           326,881
                                                       2003      0.780          0.956           329,058
                                                       2002      1.142          0.780           360,945
                                                       2001      1.000          1.142            71,942

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.135          1.184                --
                                                       2005      1.107          1.135           191,901
                                                       2004      1.016          1.107           193,936
                                                       2003      0.785          1.016           182,023
                                                       2002      0.980          0.785           102,137

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.156          1.126                --
                                                       2005      1.028          1.156           345,897
                                                       2004      0.968          1.028           372,515
                                                       2003      0.801          0.968           394,719
                                                       2002      1.182          0.801           422,138
                                                       2001      1.000          1.182           170,836

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.635          1.929           819,719
                                                       2005      1.463          1.635           935,404
                                                       2004      1.316          1.463         1,024,798
                                                       2003      0.993          1.316         1,046,278
                                                       2002      1.187          0.993         1,010,551
                                                       2001      1.000          1.187           198,467

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.540          1.663         2,696,326
                                                       2005      1.353          1.540         3,020,263
                                                       2004      1.227          1.353         3,308,359
                                                       2003      0.916          1.227         2,615,035
                                                       2002      1.237          0.916         1,878,262
                                                       2001      1.000          1.237           983,277

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.330          1.501         3,256,196
                                                       2005      1.282          1.330         4,072,523
                                                       2004      1.186          1.282         4,515,478
                                                       2003      0.914          1.186         4,287,113
                                                       2002      1.143          0.914         3,413,144
                                                       2001      1.000          1.143           514,638

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.287          1.272                --
                                                       2005      1.111          1.287            48,830
                                                       2004      0.949          1.111            48,121
                                                       2003      0.775          0.949            47,448
                                                       2002      0.876          0.775            13,963

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.690          2.196                --
                                                       2005      1.609          1.690           247,390
                                                       2004      1.250          1.609           316,497
                                                       2003      0.952          1.250           324,500
                                                       2002      1.046          0.952           254,096

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            50,359
                                                       2004      1.074          1.201            44,617
                                                       2003      0.996          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294            14,965
                                                       2004      1.067          1.199            14,965
                                                       2003      1.016          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.194            50,080
                                                       2005      0.984          1.031                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.292          1.376           174,864
                                                       2005      1.259          1.292           125,936
                                                       2004      1.153          1.259           171,589
                                                       2003      0.857          1.153           155,747
                                                       2002      1.227          0.857           175,953
                                                       2001      1.000          1.227             1,300

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.233          1.430                --
                                                       2005      1.138          1.233           492,496
                                                       2004      1.031          1.138           486,766
                                                       2003      0.841          1.031           406,480
                                                       2002      0.999          0.841           111,997

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.199          2.760            82,643
                                                       2005      1.761          2.199            41,387
                                                       2004      1.442          1.761            34,887
                                                       2003      1.000          1.442            22,887

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.469          1.747           742,987
                                                       2005      1.361          1.469           810,097
                                                       2004      1.172          1.361           886,919
                                                       2003      0.904          1.172           503,783
                                                       2002      1.134          0.904           319,815
                                                       2001      1.000          1.134            47,591

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.237          1.477                --
                                                       2005      1.160          1.237           139,787
                                                       2004      1.020          1.160            70,887
                                                       2003      0.788          1.020            27,006
                                                       2002      0.830          0.788            17,719

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.394          1.548             1,658
                                                       2005      1.270          1.394             1,665
                                                       2004      1.076          1.270            40,908
                                                       2003      0.815          1.076            41,944
                                                       2002      1.158          0.815            38,099
                                                       2001      1.000          1.158            28,104

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.525          1.705                --
                                                       2005      1.497          1.525            16,382
                                                       2004      1.330          1.497             6,366
                                                       2003      1.018          1.330             4,618

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.979          1.132            40,671
                                                       2005      1.001          0.979            40,671
                                                       2004      0.989          1.001           109,047
                                                       2003      0.817          0.989           111,489
                                                       2002      1.127          0.817            40,123
                                                       2001      1.000          1.127                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.186          1.247            91,056
                                                       2005      1.139          1.186           104,096
                                                       2004      1.130          1.139           110,268
                                                       2003      0.859          1.130            94,650
                                                       2002      1.197          0.859            85,309
                                                       2001      1.000          1.197               917

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.432          1.584            35,797
                                                       2005      1.394          1.432            45,408
                                                       2004      1.231          1.394            78,805
                                                       2003      0.885          1.231            78,918
                                                       2002      1.215          0.885            77,835
                                                       2001      1.000          1.215                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.219          1.411           532,481
                                                       2005      1.196          1.219           679,420
                                                       2004      1.127          1.196           840,635
                                                       2003      0.827          1.127           867,910
                                                       2002      1.127          0.827           838,091
                                                       2001      1.000          1.127            74,887

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.250          1.448           410,082
                                                       2005      1.197          1.250           503,864
                                                       2004      1.107          1.197           545,432
                                                       2003      0.854          1.107           636,125
                                                       2002      1.133          0.854           526,307
                                                       2001      1.000          1.133            14,994

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.357          1.499           167,807
                                                       2005      1.320          1.357           187,911
                                                       2004      1.171          1.320           249,354
                                                       2003      0.802          1.171           295,575
                                                       2002      1.255          0.802           244,170
                                                       2001      1.000          1.255            22,533

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.220          1.372         1,144,167
                                                       2005      1.194          1.220         1,309,180
                                                       2004      1.120          1.194         1,589,270
                                                       2003      0.918          1.120         1,269,264
                                                       2002      1.136          0.918           996,324
                                                       2001      1.000          1.136           237,326

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.195          1.234           284,342
                                                       2005      1.189          1.195           595,922
                                                       2004      1.137          1.189           677,014
                                                       2003      1.039          1.137           641,867
                                                       2002      1.011          1.039           308,520
                                                       2001      1.000          1.011            32,007

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.198          1.351           214,203
                                                       2005      1.173          1.198           401,863
                                                       2004      1.086          1.173           474,749
                                                       2003      0.867          1.086           389,159
                                                       2002      1.141          0.867           162,856
                                                       2001      1.000          1.141                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.336          1.529           848,514
                                                       2005      1.301          1.336         1,288,808
                                                       2004      1.227          1.301         1,688,943
                                                       2003      0.904          1.227         1,862,138
                                                       2002      1.172          0.904         1,831,590
                                                       2001      1.000          1.172           423,086

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.011             8,782
                                                       2005      0.989          0.991             8,759
                                                       2004      0.997          0.989            19,753
                                                       2003      1.000          0.997               579

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.242          1.324         1,887,735
                                                       2005      1.136          1.242         2,286,488
                                                       2004      1.054          1.136         2,791,114
                                                       2003      0.800          1.054         2,170,608
                                                       2002      1.212          0.800         2,025,793
                                                       2001      1.000          1.212           522,726

  LMPVPIII High Income Subaccount (11/99)............  2006      1.336          1.452           441,922
                                                       2005      1.329          1.336           505,818
                                                       2004      1.228          1.329           808,876
                                                       2003      0.983          1.228           750,091
                                                       2002      1.037          0.983           446,090
                                                       2001      1.000          1.037            29,916

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.342          1.655             7,360
                                                       2005      1.226          1.342             3,856
                                                       2004      1.062          1.226             3,856
                                                       2003      0.850          1.062            12,092
                                                       2002      1.168          0.850             6,583
                                                       2001      1.000          1.168             1,076

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.275          1.307           493,630
                                                       2005      1.237          1.275           604,781
                                                       2004      1.258          1.237           714,870
                                                       2003      0.870          1.258           566,137
                                                       2002      1.181          0.870           518,804
                                                       2001      1.000          1.181            61,317

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.137          1.317           160,971
                                                       2005      1.090          1.137           265,411
                                                       2004      1.005          1.090           291,380
                                                       2003      0.804          1.005           357,237
                                                       2002      1.101          0.804           435,549
                                                       2001      1.000          1.101           171,941

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.425          1.603           295,700
                                                       2005      1.343          1.425           388,860
                                                       2004      1.241          1.343           503,915
                                                       2003      0.976          1.241           546,831
                                                       2002      1.232          0.976           485,483
                                                       2001      1.000          1.232            97,391

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.974          0.998           116,244
                                                       2005      0.967          0.974           204,477
                                                       2004      0.978          0.967           499,541
                                                       2003      0.992          0.978         1,139,300
                                                       2002      1.000          0.992         1,669,540
                                                       2001      1.000          1.000           207,523

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.470          1.637           880,300
                                                       2005      1.426          1.470         1,339,162
                                                       2004      1.365          1.426         1,369,104
                                                       2003      1.060          1.365         1,487,421
                                                       2002      0.976          1.060           156,519

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.301          1.409         1,090,736
                                                       2005      1.274          1.301         1,334,895
                                                       2004      1.238          1.274         1,507,174
                                                       2003      1.037          1.238         1,222,514
                                                       2002      0.987          1.037           220,092

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.559          1.759           284,039
                                                       2005      1.493          1.559           290,312
                                                       2004      1.382          1.493           313,379
                                                       2003      1.073          1.382           269,336
                                                       2002      1.041          1.073           155,053

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.432          1.575           144,381
                                                       2005      1.411          1.432           155,585
                                                       2004      1.349          1.411           102,417
                                                       2003      1.068          1.349            54,230
                                                       2002      1.067          1.068            13,418

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.383          1.589           997,101
                                                       2005      1.368          1.383         1,032,878
                                                       2004      1.239          1.368         1,022,255
                                                       2003      1.021          1.239           136,043

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.616          1.777           722,058
                                                       2005      1.524          1.616           770,368
                                                       2004      1.254          1.524           681,732
                                                       2003      1.012          1.254           241,207

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.324          1.398           194,032

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.348                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.480          1.626           401,066

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.272          1.300            48,840

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073           476,532

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069            22,304

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.346          1.326            10,530

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.278          1.265                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.257          1.385            38,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           463,464

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.451          1.556            49,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.143             1,179

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.117          1.154            49,260

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            92,023

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.877          0.854           249,302

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.032          1.068           479,730

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.132          1.160                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.201          1.214           208,263

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.415          1.447           416,557

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046             8,483

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           277,823

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.299          1.385         2,183,298

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           209,841

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           242,475

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.113          1.099           296,640
                                                       2005      1.113          1.113           334,031
                                                       2004      1.043          1.113           366,107
                                                       2003      1.002          1.043           162,740

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.137          1.156         3,174,353
                                                       2005      1.132          1.137         3,743,613
                                                       2004      1.102          1.132         5,138,114
                                                       2003      1.071          1.102         5,603,583
                                                       2002      1.002          1.071         4,649,600
                                                       2001      1.000          1.002           359,558

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.218          1.325             8,375
                                                       2005      1.159          1.218             8,375
                                                       2004      1.100          1.159           155,269
                                                       2003      0.850          1.100           172,684
                                                       2002      1.233          0.850            67,678
                                                       2001      1.000          1.233                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.445          1.809           142,465
                                                       2005      1.315          1.445           208,427
                                                       2004      1.155          1.315           245,992
                                                       2003      0.917          1.155           262,993
                                                       2002      1.137          0.917           209,372
                                                       2001      1.000          1.137             4,558

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.858          2.135           238,183
                                                       2005      1.771          1.858           308,379
                                                       2004      1.433          1.771           400,281
                                                       2003      0.977          1.433           407,261
                                                       2002      1.220          0.977           286,310
                                                       2001      1.000          1.220            98,292

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.266          1.346                --
                                                       2005      1.189          1.266            23,272
                                                       2004      1.139          1.189           101,154
                                                       2003      0.899          1.139           100,587
                                                       2002      1.206          0.899            99,352
                                                       2001      1.000          1.206            12,840

  Travelers Equity Income Subaccount (11/99).........  2006      1.348          1.415                --
                                                       2005      1.317          1.348           528,779
                                                       2004      1.224          1.317           611,967
                                                       2003      0.952          1.224           607,249
                                                       2002      1.129          0.952           397,607
                                                       2001      1.000          1.129            10,873

  Travelers Large Cap Subaccount (11/99).............  2006      1.167          1.201                --
                                                       2005      1.096          1.167           113,401
                                                       2004      1.050          1.096           141,124
                                                       2003      0.860          1.050           147,137
                                                       2002      1.137          0.860            95,934
                                                       2001      1.000          1.137             8,222

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.020                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.047                --
                                                       2005      1.011          1.029                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.043          1.032                --
                                                       2005      1.050          1.043           642,511
                                                       2004      1.042          1.050           997,824
                                                       2003      0.981          1.042         1,082,482
                                                       2002      0.980          0.981           969,658
                                                       2001      1.000          0.980           126,164

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.249          1.324                --
                                                       2005      1.137          1.249           223,030
                                                       2004      1.002          1.137           248,325
                                                       2003      0.844          1.002           264,799
                                                       2002      1.151          0.844           226,138
                                                       2001      1.000          1.151            20,414

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.830          0.877                --
                                                       2005      0.822          0.830           279,928
                                                       2004      0.736          0.822            33,092
                                                       2003      0.548          0.736            29,675
                                                       2002      0.625          0.548             4,683

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.261          1.299                --
                                                       2005      1.250          1.261         2,554,221
                                                       2004      1.144          1.250         2,980,414
                                                       2003      1.002          1.144         2,969,160
                                                       2002      1.080          1.002         2,625,598
                                                       2001      1.000          1.080           476,441

  Travelers MFS Value Subaccount (5/04)..............  2006      1.165          1.257                --
                                                       2005      1.117          1.165            28,462
                                                       2004      0.972          1.117            14,572

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.290          1.480                --
                                                       2005      1.202          1.290           467,418
                                                       2004      1.060          1.202           421,402
                                                       2003      0.842          1.060           377,074
                                                       2002      0.844          0.842            10,138

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.370          1.451                --
                                                       2005      1.319          1.370             7,103
                                                       2004      1.212          1.319             3,681
                                                       2003      1.022          1.212                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090                --
                                                       2005      1.000          1.037                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.117                --
                                                       2005      1.091          1.108            67,722
                                                       2004      0.982          1.091             7,038

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.047          1.091                --
                                                       2005      1.047          1.047           241,361
                                                       2004      0.970          1.047           326,300
                                                       2003      0.747          0.970           343,430
                                                       2002      1.148          0.747           286,272
                                                       2001      1.000          1.148            85,438

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278                --
                                                       2005      1.000          1.112                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.132                --
                                                       2005      1.034          1.092            33,146
                                                       2004      1.016          1.034            98,222
                                                       2003      0.826          1.016           101,564
                                                       2002      1.193          0.826           105,425
                                                       2001      1.000          1.193            46,933

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.037          1.045            96,126
                                                       2005      0.981          1.037           144,555
                                                       2004      0.935          0.981           200,083
                                                       2003      0.750          0.935           194,819
                                                       2002      1.134          0.750           156,956
                                                       2001      1.000          1.134            69,805

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.614          1.765           305,489
                                                       2005      1.410          1.614           325,328
                                                       2004      1.248          1.410           357,392
                                                       2003      0.992          1.248           287,237
                                                       2002      1.118          0.992           223,681
                                                       2001      1.000          1.118            74,817

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.631          1.796           391,565
                                                       2005      1.411          1.631           355,930
                                                       2004      1.155          1.411           314,692
                                                       2003      0.853          1.155           255,006
                                                       2002      0.992          0.853           148,547

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.076               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.191          1.249               --
                                                       2005      1.152          1.191               --
                                                       2004      1.112          1.152               --
                                                       2003      1.000          1.112               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249           24,523
                                                       2004      1.120          1.220            4,812
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.474          1.738          206,289
                                                       2005      1.319          1.474          178,975
                                                       2004      1.187          1.319           99,580
                                                       2003      1.000          1.187           75,501

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.440          1.554          394,098
                                                       2005      1.266          1.440          390,697
                                                       2004      1.149          1.266          222,148
                                                       2003      1.000          1.149           87,646

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.284          1.449          242,898
                                                       2005      1.239          1.284          226,936
                                                       2004      1.147          1.239          125,019
                                                       2003      1.000          1.147           87,906

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551           73,784
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295           12,858
                                                       2004      1.074          1.201               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.439               --
                                                       2005      1.199          1.293           19,763
                                                       2004      1.067          1.199               --
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.193           69,555
                                                       2005      0.984          1.031           70,308

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.336          1.422          122,413
                                                       2005      1.302          1.336           95,391
                                                       2004      1.192          1.302           73,991
                                                       2003      1.000          1.192           72,821

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334          122,543
                                                       2004      1.117          1.232            8,209
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.924          2.414           11,817
                                                       2005      1.542          1.924           12,852
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.478          1.639              193
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344           62,492
                                                       2004      1.173          1.320               --
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.090          1.258           21,440
                                                       2005      1.115          1.090           21,979
                                                       2004      1.101          1.115           57,419
                                                       2003      1.000          1.101               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.207          1.269               --
                                                       2005      1.160          1.207               --
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.436          1.587            2,100
                                                       2005      1.397          1.436            1,912
                                                       2004      1.234          1.397            1,478
                                                       2003      1.000          1.234            1,397

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.264          1.462               --
                                                       2005      1.241          1.264           37,563
                                                       2004      1.170          1.241           37,563
                                                       2003      1.000          1.170               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.432          1.581           11,063
                                                       2005      1.394          1.432           11,063
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.218          1.369           26,682
                                                       2005      1.192          1.218           26,682
                                                       2004      1.119          1.192           26,682
                                                       2003      1.000          1.119               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.110          1.145           13,020
                                                       2005      1.105          1.110           13,020
                                                       2004      1.057          1.105            9,845
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.245          1.403            3,933
                                                       2005      1.219          1.245            3,933
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.271          1.453           40,560
                                                       2005      1.238          1.271           41,533
                                                       2004      1.169          1.238           25,340
                                                       2003      1.000          1.169            2,903

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010           35,282
                                                       2005      0.988          0.990           33,655
                                                       2004      0.997          0.988           31,864
                                                       2003      1.000          0.997            2,406

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.337          1.424           95,681
                                                       2005      1.223          1.337           64,036
                                                       2004      1.136          1.223           54,911
                                                       2003      1.000          1.136               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.197          1.301           57,888
                                                       2005      1.191          1.197           57,438
                                                       2004      1.101          1.191           43,116
                                                       2003      1.000          1.101            2,546

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.482          1.826               --
                                                       2005      1.354          1.482               --
                                                       2004      1.173          1.354               --
                                                       2003      1.000          1.173               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.183          1.212           12,773
                                                       2005      1.148          1.183           12,773
                                                       2004      1.169          1.148           46,877
                                                       2003      1.000          1.169               --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.296          1.501               --
                                                       2005      1.242          1.296               --
                                                       2004      1.147          1.242               --
                                                       2003      1.000          1.147               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.328          1.494           22,751
                                                       2005      1.252          1.328           23,642
                                                       2004      1.158          1.252           23,009
                                                       2003      1.000          1.158               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.013           72,872
                                                       2005      0.982          0.989           78,034
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.215          1.352          443,644
                                                       2005      1.179          1.215          526,827
                                                       2004      1.129          1.179          838,573
                                                       2003      1.000          1.129          120,387

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.143          1.237          626,159
                                                       2005      1.120          1.143          371,853
                                                       2004      1.089          1.120          186,971
                                                       2003      1.000          1.089            1,107

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.284          1.449           71,149
                                                       2005      1.231          1.284          102,069
                                                       2004      1.140          1.231          121,998
                                                       2003      1.000          1.140               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.189          1.308           49,911
                                                       2005      1.173          1.189           54,027
                                                       2004      1.122          1.173          193,059
                                                       2003      1.000          1.122               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.272          1.461           95,093
                                                       2005      1.258          1.272          102,438
                                                       2004      1.140          1.258               --
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.488          1.635           81,354
                                                       2005      1.404          1.488           85,822
                                                       2004      1.156          1.404           25,827
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.438          1.518               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.347               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.615          1.774           60,876

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.532          1.565           68,066

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072          196,128

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.278          1.264               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384           92,720

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.089          1.142               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.153            7,102

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           86,232

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.017          1.052            6,810

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.283          1.296               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.308          1.337               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.223          1.303          256,940

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           18,153

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.099           34,618
                                                       2005      1.115          1.115           36,177
                                                       2004      1.046          1.115           24,973
                                                       2003      1.000          1.046            4,700

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.056          1.073          356,978
                                                       2005      1.052          1.056          359,661
                                                       2004      1.024          1.052          191,473
                                                       2003      1.000          1.024           10,207

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.246          1.355               --
                                                       2005      1.186          1.246               --
                                                       2004      1.126          1.186               --
                                                       2003      1.000          1.126               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.601          1.839           13,289
                                                       2005      1.528          1.601           13,871
                                                       2004      1.236          1.528            1,314
                                                       2003      1.000          1.236            1,436

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246               --
                                                       2004      1.132          1.218               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174               --
                                                       2005      1.045          1.106               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.020               --
                                                       2005      1.000          1.017               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.047               --
                                                       2005      1.011          1.028               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            6,810
                                                       2004      1.029          1.036            5,115
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.187          1.223               --
                                                       2005      1.177          1.187          262,473
                                                       2004      1.078          1.177          104,798
                                                       2003      1.000          1.078           81,699

  Travelers MFS Value Subaccount (5/04)..............  2006      1.164          1.256               --
                                                       2005      1.117          1.164           97,398
                                                       2004      0.972          1.117               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408           63,679
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273           24,893
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089               --
                                                       2005      1.000          1.036               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.107          1.116               --
                                                       2005      1.091          1.107            7,102
                                                       2004      0.982          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212           20,157
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.236          1.244            3,855
                                                       2005      1.169          1.236            3,267
                                                       2004      1.115          1.169            3,336
                                                       2003      1.000          1.115            2,893

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.474          1.611           96,234
                                                       2005      1.288          1.474          105,425
                                                       2004      1.141          1.288               --
                                                       2003      1.000          1.141               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.690          1.860           17,859
                                                       2005      1.462          1.690           20,828
                                                       2004      1.198          1.462            4,757
                                                       2003      1.000          1.198               --




                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.076                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.262          1.323                --
                                                       2005      1.220          1.262                --
                                                       2004      1.179          1.220                --
                                                       2003      0.963          1.179                --
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.384          1.444                --
                                                       2005      1.352          1.384                --
                                                       2004      1.242          1.352                --
                                                       2003      0.960          1.242                --
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.364          1.326                --
                                                       2005      1.213          1.364            62,770
                                                       2004      1.144          1.213            58,277
                                                       2003      0.948          1.144             1,664
                                                       2002      1.000          0.948                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.616          1.905           495,188
                                                       2005      1.448          1.616           482,005
                                                       2004      1.303          1.448           458,220
                                                       2003      0.984          1.303            36,452
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.611          1.737         1,389,254
                                                       2005      1.416          1.611         1,445,146
                                                       2004      1.286          1.416         1,368,378
                                                       2003      0.960          1.286            70,233
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.409          1.588         1,329,383
                                                       2005      1.360          1.409         1,347,106
                                                       2004      1.259          1.360         1,289,883
                                                       2003      0.971          1.259           144,983
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.602          1.583                --
                                                       2005      1.385          1.602             5,975
                                                       2004      1.184          1.385               769
                                                       2003      0.968          1.184                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.779          2.309                --
                                                       2005      1.696          1.779            62,620
                                                       2004      1.319          1.696            58,367
                                                       2003      1.005          1.319             4,827
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.405                --
                                                       2005      1.200          1.294           420,136
                                                       2004      1.073          1.200           361,311
                                                       2003      1.000          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.437                --
                                                       2005      1.198          1.291           276,788
                                                       2004      1.067          1.198           264,527
                                                       2003      1.000          1.067                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.030          1.192                --
                                                       2005      0.984          1.030                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.456          1.549             9,365
                                                       2005      1.420          1.456             9,365
                                                       2004      1.301          1.420             9,365
                                                       2003      0.969          1.301             9,365
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.453          1.683                --
                                                       2005      1.342          1.453           207,118
                                                       2004      1.218          1.342           176,628
                                                       2003      0.994          1.218            60,706
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.193          2.750            95,999
                                                       2005      1.759          2.193           106,758
                                                       2004      1.441          1.759            65,328
                                                       2003      1.000          1.441             7,709

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.601          1.903           101,816
                                                       2005      1.484          1.601           102,005
                                                       2004      1.279          1.484            95,320
                                                       2003      0.989          1.279            18,112
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.528          1.822                --
                                                       2005      1.434          1.528           331,794
                                                       2004      1.263          1.434           286,389
                                                       2003      0.976          1.263            41,590
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.676          1.859                --
                                                       2005      1.529          1.676                --
                                                       2004      1.296          1.529                --
                                                       2003      0.983          1.296                --
                                                       2002      1.000          0.983                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.521          1.699                --
                                                       2005      1.495          1.521           184,983
                                                       2004      1.329          1.495           182,013
                                                       2003      1.000          1.329            13,380

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.150          1.328                --
                                                       2005      1.178          1.150                --
                                                       2004      1.164          1.178                --
                                                       2003      0.963          1.164                --
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.322          1.389                --
                                                       2005      1.270          1.322                --
                                                       2004      1.261          1.270                --
                                                       2003      0.960          1.261                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.573          1.738                --
                                                       2005      1.532          1.573                --
                                                       2004      1.354          1.532                --
                                                       2003      0.974          1.354                --
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.410          1.630           119,843
                                                       2005      1.385          1.410            81,352
                                                       2004      1.306          1.385            72,942
                                                       2003      0.960          1.306             2,066
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.398          1.619           128,372
                                                       2005      1.341          1.398           123,801
                                                       2004      1.241          1.341           114,838
                                                       2003      0.958          1.241             2,898
                                                       2002      1.000          0.958                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.635          1.804            98,682
                                                       2005      1.592          1.635            92,752
                                                       2004      1.413          1.592            78,737
                                                       2003      0.970          1.413            14,928
                                                       2002      1.000          0.970                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.294          1.454            33,097
                                                       2005      1.268          1.294            33,097
                                                       2004      1.191          1.268            33,097
                                                       2003      0.977          1.191            33,097
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.158          1.195             9,539
                                                       2005      1.154          1.158             9,539
                                                       2004      1.105          1.154             9,539
                                                       2003      1.010          1.105             9,539
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.331          1.499           331,961
                                                       2005      1.304          1.331           357,933
                                                       2004      1.209          1.304           411,278
                                                       2003      0.967          1.209            48,170
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.423          1.627             8,064
                                                       2005      1.388          1.423             8,642
                                                       2004      1.310          1.388             8,642
                                                       2003      0.966          1.310             8,642
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.989          1.008           362,079
                                                       2005      0.987          0.989           382,852
                                                       2004      0.997          0.987           334,352
                                                       2003      1.000          0.997            18,897

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.472          1.567                --
                                                       2005      1.347          1.472                --
                                                       2004      1.252          1.347                --
                                                       2003      0.951          1.252                --
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.365          1.482             9,713
                                                       2005      1.359          1.365            10,290
                                                       2004      1.257          1.359            10,296
                                                       2003      1.007          1.257             9,918
                                                       2002      1.000          1.007                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.551          1.911                --
                                                       2005      1.418          1.551                --
                                                       2004      1.230          1.418                --
                                                       2003      0.986          1.230                --
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.382          1.415                --
                                                       2005      1.342          1.382                --
                                                       2004      1.366          1.342                --
                                                       2003      0.946          1.366                --
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.366          1.581                --
                                                       2005      1.310          1.366                --
                                                       2004      1.210          1.310                --
                                                       2003      0.969          1.210                --
                                                       2002      1.000          0.969                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.421          1.597            19,016
                                                       2005      1.341          1.421            19,016
                                                       2004      1.240          1.341            19,016
                                                       2003      0.977          1.240            19,016
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.978          1.002            24,175
                                                       2005      0.972          0.978            24,852
                                                       2004      0.985          0.972            24,852
                                                       2003      0.999          0.985            24,852
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.341          1.491            48,134
                                                       2005      1.301          1.341            62,731
                                                       2004      1.247          1.301            62,758
                                                       2003      0.969          1.247           128,588
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.226          1.326            34,104
                                                       2005      1.201          1.226            36,551
                                                       2004      1.169          1.201            36,551
                                                       2003      0.979          1.169           197,996
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.395          1.573                --
                                                       2005      1.337          1.395                --
                                                       2004      1.239          1.337                --
                                                       2003      0.962          1.239                --
                                                       2002      1.000          0.962                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.285          1.413            55,142
                                                       2005      1.268          1.285            55,748
                                                       2004      1.214          1.268            55,748
                                                       2003      0.961          1.214            30,431
                                                       2002      1.000          0.961                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.380          1.584           290,580
                                                       2005      1.365          1.380           258,906
                                                       2004      1.238          1.365           250,029
                                                       2003      1.000          1.238            18,755

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.612          1.771           462,950
                                                       2005      1.522          1.612           602,227
                                                       2004      1.253          1.522           558,676
                                                       2003      1.000          1.253            30,096

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.521          1.605           126,210

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.346             9,788

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.755          1.926           153,187

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.583          1.617             5,702

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072            14,696

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068            13,471

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.443          1.420            46,456

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.277          1.263            12,733

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.255          1.382           193,097

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           127,500

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.447          1.550             7,808

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.089          1.142                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.151            87,887

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           638,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.554          1.512            71,483

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.063          1.099            53,668

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.320          1.352                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.345          1.359            50,523

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.419          1.450           161,893

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039            28,996

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           203,900

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.274          1.356         1,422,795

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047         1,028,643

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065            77,405

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.110          1.095           231,665
                                                       2005      1.111          1.110           225,093
                                                       2004      1.043          1.111           159,740
                                                       2003      1.000          1.043             6,497

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.071          1.088           555,591
                                                       2005      1.068          1.071           574,292
                                                       2004      1.040          1.068           536,319
                                                       2003      1.012          1.040            52,717
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.368          1.487                --
                                                       2005      1.303          1.368                --
                                                       2004      1.238          1.303                --
                                                       2003      0.958          1.238                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.562          1.953            73,804
                                                       2005      1.422          1.562            75,118
                                                       2004      1.251          1.422            64,572
                                                       2003      0.994          1.251                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.851          2.125           160,645
                                                       2005      1.767          1.851           175,716
                                                       2004      1.431          1.767           162,126
                                                       2003      0.977          1.431            11,692
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.357          1.443                --
                                                       2005      1.275          1.357            46,791
                                                       2004      1.224          1.275            41,960
                                                       2003      0.967          1.224            11,023
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.353          1.419                --
                                                       2005      1.323          1.353           175,114
                                                       2004      1.230          1.323           183,922
                                                       2003      0.958          1.230                --
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.308          1.345                --
                                                       2005      1.230          1.308            26,320
                                                       2004      1.179          1.230            21,855
                                                       2003      0.967          1.179             2,446
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174                --
                                                       2005      1.045          1.106                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019                --
                                                       2005      1.000          1.017            28,480

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087                --
                                                       2005      1.000          1.051           161,755

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129                --
                                                       2005      1.017          1.084                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046                --
                                                       2005      1.011          1.028                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.075          1.063                --
                                                       2005      1.083          1.075            53,668
                                                       2004      1.076          1.083            53,668
                                                       2003      1.014          1.076            53,668
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.435          1.521                --
                                                       2005      1.309          1.435           128,179
                                                       2004      1.154          1.309           123,977
                                                       2003      0.973          1.154             6,398
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.472          1.554                --
                                                       2005      1.459          1.472           107,840
                                                       2004      1.306          1.459            74,203
                                                       2003      0.974          1.306             6,590
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.236          1.274                --
                                                       2005      1.226          1.236         1,399,762
                                                       2004      1.124          1.226         1,265,778
                                                       2003      0.986          1.124           129,554
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.163          1.255                --
                                                       2005      1.117          1.163            98,144
                                                       2004      0.972          1.117            15,762

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.530          1.755                --
                                                       2005      1.428          1.530           155,122
                                                       2004      1.260          1.428           158,573
                                                       2003      1.001          1.260             8,954
                                                       2002      1.000          1.001                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.366          1.447                --
                                                       2005      1.317          1.366             8,038
                                                       2004      1.211          1.317             7,877
                                                       2003      1.000          1.211                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089                --
                                                       2005      1.000          1.036                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.106          1.115                --
                                                       2005      1.090          1.106            63,092
                                                       2004      0.982          1.090            52,796

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.355          1.411                --
                                                       2005      1.357          1.355            22,596
                                                       2004      1.258          1.357            22,596
                                                       2003      0.969          1.258            18,537
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277                --
                                                       2005      1.000          1.111             5,892

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267                --
                                                       2005      1.005          1.107             5,163

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.274          1.320                --
                                                       2005      1.207          1.274                --
                                                       2004      1.188          1.207                --
                                                       2003      0.966          1.188                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.323          1.332                --
                                                       2005      1.253          1.323                --
                                                       2004      1.196          1.253                --
                                                       2003      0.959          1.196                --
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.608          1.756             9,433
                                                       2005      1.406          1.608             9,433
                                                       2004      1.246          1.406             9,433
                                                       2003      0.991          1.246             9,433
                                                       2002      1.000          0.991                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.881          2.069           541,294
                                                       2005      1.628          1.881           486,945
                                                       2004      1.334          1.628           479,347
                                                       2003      0.986          1.334            43,499
                                                       2002      1.000          0.986                --




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.158          1.210               --
                                                       2005      1.124          1.158              860
                                                       2004      1.025          1.124              864
                                                       2003      0.787          1.025              868
                                                       2002      0.980          0.787               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.886          0.867               --
                                                       2005      0.783          0.886               --
                                                       2004      0.734          0.783           17,630
                                                       2003      0.604          0.734           18,349
                                                       2002      0.886          0.604           18,360
                                                       2001      1.000          0.886           19,131

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.258          1.493          249,927
                                                       2005      1.120          1.258          235,355
                                                       2004      1.002          1.120          181,927
                                                       2003      0.752          1.002           76,683
                                                       2002      0.894          0.752           75,028
                                                       2001      1.000          0.894               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.110          1.205          672,598
                                                       2005      0.970          1.110          698,088
                                                       2004      0.875          0.970          593,038
                                                       2003      0.649          0.875          268,895
                                                       2002      0.872          0.649          153,455
                                                       2001      1.000          0.872           43,592

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.140          1.294          985,794
                                                       2005      1.093          1.140          949,591
                                                       2004      1.005          1.093          854,187
                                                       2003      0.771          1.005          591,132
                                                       2002      0.958          0.771          412,481
                                                       2001      1.000          0.958          282,886

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.314          1.300               --
                                                       2005      1.128          1.314            2,782
                                                       2004      0.958          1.128               --
                                                       2003      0.779          0.958               --
                                                       2002      0.877          0.779               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.725          2.254               --
                                                       2005      1.634          1.725               --
                                                       2004      1.262          1.634               --
                                                       2003      0.956          1.262               --
                                                       2002      1.047          0.956               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.427               --
                                                       2005      1.209          1.312           21,130
                                                       2004      1.074          1.209               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.460               --
                                                       2005      1.207          1.309               --
                                                       2004      1.068          1.207               --
                                                       2003      1.000          1.068               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.035          1.205            4,425
                                                       2005      0.984          1.035               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.002          1.073           51,987
                                                       2005      0.971          1.002           48,638
                                                       2004      0.884          0.971           41,181
                                                       2003      0.654          0.884           28,472
                                                       2002      0.931          0.654            8,988
                                                       2001      1.000          0.931            8,988

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.258          1.467               --
                                                       2005      1.155          1.258          147,492
                                                       2004      1.041          1.155           95,267
                                                       2003      0.844          1.041           20,308
                                                       2002      0.999          0.844               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.232          2.816           64,727
                                                       2005      1.778          2.232           48,416
                                                       2004      1.447          1.778           16,964
                                                       2003      1.000          1.447            4,464

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.185          1.418           89,232
                                                       2005      1.092          1.185           64,761
                                                       2004      0.935          1.092           61,429
                                                       2003      0.718          0.935           26,203
                                                       2002      0.895          0.718            8,848
                                                       2001      1.000          0.895            8,848

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.263          1.515               --
                                                       2005      1.177          1.263           79,885
                                                       2004      1.030          1.177           17,824
                                                       2003      0.791          1.030               --
                                                       2002      0.832          0.791               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.968          1.080          191,699
                                                       2005      0.877          0.968          192,864
                                                       2004      0.739          0.877          217,020
                                                       2003      0.556          0.739          223,802
                                                       2002      0.786          0.556          171,434
                                                       2001      1.000          0.786           69,922

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.548          1.739               --
                                                       2005      1.511          1.548            8,135
                                                       2004      1.335          1.511            8,512
                                                       2003      1.000          1.335               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.799          0.928            2,428
                                                       2005      0.812          0.799            2,434
                                                       2004      0.798          0.812            2,441
                                                       2003      0.656          0.798               --
                                                       2002      0.900          0.656               --
                                                       2001      1.000          0.900               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.923          0.976               --
                                                       2005      0.881          0.923               --
                                                       2004      0.869          0.881               --
                                                       2003      0.657          0.869               --
                                                       2002      0.911          0.657               --
                                                       2001      1.000          0.911               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.129          1.256           47,940
                                                       2005      1.093          1.129           47,718
                                                       2004      0.959          1.093           20,115
                                                       2003      0.686          0.959           27,453
                                                       2002      0.937          0.686               --
                                                       2001      1.000          0.937               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.041          1.211          165,998
                                                       2005      1.015          1.041          171,375
                                                       2004      0.952          1.015          179,686
                                                       2003      0.695          0.952          166,580
                                                       2002      0.941          0.695          116,360
                                                       2001      1.000          0.941            2,440

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.049          1.223           58,397
                                                       2005      1.000          1.049           60,504
                                                       2004      0.920          1.000           54,527
                                                       2003      0.705          0.920           53,797
                                                       2002      0.931          0.705           10,871
                                                       2001      1.000          0.931            7,772

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.032          1.147           23,993
                                                       2005      0.999          1.032           18,257
                                                       2004      0.881          0.999           17,350
                                                       2003      0.601          0.881           57,663
                                                       2002      0.934          0.601               --
                                                       2001      1.000          0.934               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.030          1.165          275,912
                                                       2005      1.003          1.030          279,720
                                                       2004      0.936          1.003          287,355
                                                       2003      0.763          0.936          202,023
                                                       2002      0.939          0.763          116,078
                                                       2001      1.000          0.939          107,026

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.203          1.249          112,449
                                                       2005      1.191          1.203          119,950
                                                       2004      1.133          1.191          120,223
                                                       2003      1.029          1.133           25,126
                                                       2002      0.996          1.029            9,724
                                                       2001      1.000          0.996            5,300

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.980          1.111            3,534
                                                       2005      0.954          0.980            3,495
                                                       2004      0.878          0.954           17,871
                                                       2003      0.698          0.878           14,429
                                                       2002      0.913          0.698           14,429
                                                       2001      1.000          0.913           14,429

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.068          1.229          467,595
                                                       2005      1.034          1.068          895,841
                                                       2004      0.970          1.034          901,250
                                                       2003      0.710          0.970          720,355
                                                       2002      0.916          0.710          671,634
                                                       2001      1.000          0.916          204,782

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.004          1.030           92,150
                                                       2005      0.996          1.004          104,652
                                                       2004      0.999          0.996          138,011
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.957          1.025          711,751
                                                       2005      0.870          0.957          704,991
                                                       2004      0.803          0.870          717,090
                                                       2003      0.606          0.803          488,926
                                                       2002      0.913          0.606          371,106
                                                       2001      1.000          0.913          182,759

  LMPVPIII High Income Subaccount (11/99)............  2006      1.228          1.342          110,922
                                                       2005      1.215          1.228          126,151
                                                       2004      1.116          1.215          108,477
                                                       2003      0.889          1.116           45,864
                                                       2002      0.932          0.889               --
                                                       2001      1.000          0.932               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.020          1.051          222,097
                                                       2005      0.984          1.020          223,559
                                                       2004      0.995          0.984          234,157
                                                       2003      0.684          0.995          114,140
                                                       2002      0.923          0.684           52,502
                                                       2001      1.000          0.923           43,609

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.098          1.242           19,927
                                                       2005      1.029          1.098           19,997
                                                       2004      0.946          1.029           26,557
                                                       2003      0.740          0.946           24,376
                                                       2002      0.929          0.740           17,857
                                                       2001      1.000          0.929           17,857

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.002          1.033          309,708
                                                       2005      0.990          1.002           27,755
                                                       2004      0.996          0.990           27,330
                                                       2003      1.004          0.996           47,831
                                                       2002      1.007          1.004           53,821
                                                       2001      1.000          1.007           70,113

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.497          1.675          714,756
                                                       2005      1.443          1.497          747,131
                                                       2004      1.374          1.443          575,415
                                                       2003      1.061          1.374          386,731
                                                       2002      1.000          1.061               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.325          1.442          534,575
                                                       2005      1.290          1.325          559,921
                                                       2004      1.247          1.290          703,763
                                                       2003      1.038          1.247           16,875
                                                       2002      1.000          1.038               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.587          1.801           29,579
                                                       2005      1.512          1.587           30,598
                                                       2004      1.392          1.512           17,052
                                                       2003      1.074          1.392            8,661
                                                       2002      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.457          1.612           85,138
                                                       2005      1.429          1.457           85,574
                                                       2004      1.359          1.429           85,601
                                                       2003      1.069          1.359            7,342
                                                       2002      1.000          1.069               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.404          1.622               --
                                                       2005      1.380          1.404            4,623
                                                       2004      1.244          1.380               --
                                                       2003      1.000          1.244               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.640          1.813           89,975
                                                       2005      1.538          1.640           63,086
                                                       2004      1.259          1.538          106,225
                                                       2003      1.000          1.259           21,310

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.018          1.079           38,683

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.275          1.360               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.513          1.669           41,944

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.300          1.334            6,721

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.077          234,503

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.073               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.010          0.999           10,750

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.285          1.276               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.271          1.406            9,354

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.221               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.475          1.587           30,657

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.095          1.153               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.130          1.171           24,198

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.030           13,412

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.897          0.876           42,176

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.087          1.129           90,220

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.897          0.923            1,752

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.953          0.967           60,930

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.203          1.235           57,473

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.061               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.050               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.055           11,700

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.060           11,827

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.201          1.285          305,852

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.052          140,342

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.130          1.121           43,268
                                                       2005      1.124          1.130           41,010
                                                       2004      1.047          1.124           24,543
                                                       2003      1.000          1.047           16,532

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.208          1.236          266,544
                                                       2005      1.197          1.208          263,610
                                                       2004      1.159          1.197          232,053
                                                       2003      1.120          1.159          146,666
                                                       2002      1.042          1.120           77,194
                                                       2001      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.167          1.468            6,229
                                                       2005      1.055          1.167            7,540
                                                       2004      0.922          1.055           11,446
                                                       2003      0.728          0.922               --
                                                       2002      0.898          0.728               --
                                                       2001      1.000          0.898               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.603          1.852           28,429
                                                       2005      1.520          1.603           27,484
                                                       2004      1.223          1.520            9,788
                                                       2003      0.829          1.223            9,041
                                                       2002      1.030          0.829               --
                                                       2001      1.000          1.030               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.948          1.010               --
                                                       2005      0.885          0.948            6,701
                                                       2004      0.844          0.885           33,843
                                                       2003      0.662          0.844               --
                                                       2002      0.883          0.662               --
                                                       2001      1.000          0.883               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.145          1.203               --
                                                       2005      1.112          1.145           57,849
                                                       2004      1.027          1.112           95,925
                                                       2003      0.795          1.027           41,127
                                                       2002      0.938          0.795               --
                                                       2001      1.000          0.938               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.925          0.953               --
                                                       2005      0.864          0.925           33,921
                                                       2004      0.823          0.864           48,492
                                                       2003      0.670          0.823           31,951
                                                       2002      0.881          0.670           14,572
                                                       2001      1.000          0.881           14,572

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.181               --
                                                       2005      1.045          1.110               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.025               --
                                                       2005      1.000          1.021               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.093               --
                                                       2005      1.000          1.055               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.136               --
                                                       2005      1.017          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.052               --
                                                       2005      1.012          1.032               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.097          1.087               --
                                                       2005      1.098          1.097           83,144
                                                       2004      1.084          1.098           77,673
                                                       2003      1.015          1.084           72,610
                                                       2002      1.008          1.015          379,957
                                                       2001      1.000          1.008           13,390

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.959          1.018               --
                                                       2005      0.869          0.959           38,686
                                                       2004      0.761          0.869           51,080
                                                       2003      0.637          0.761           28,327
                                                       2002      0.864          0.637           28,338
                                                       2001      1.000          0.864           19,312

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.848          0.897               --
                                                       2005      0.835          0.848           37,031
                                                       2004      0.743          0.835               --
                                                       2003      0.550          0.743               --
                                                       2002      0.626          0.550               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.163          1.201               --
                                                       2005      1.147          1.163          312,021
                                                       2004      1.044          1.147          379,696
                                                       2003      0.910          1.044          209,447
                                                       2002      0.975          0.910          237,582
                                                       2001      1.000          0.975            9,192

  Travelers MFS Value Subaccount (5/04)..............  2006      1.176          1.271               --
                                                       2005      1.121          1.176            1,563
                                                       2004      0.973          1.121               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.317          1.513               --
                                                       2005      1.221          1.317           38,941
                                                       2004      1.071          1.221           15,306
                                                       2003      0.845          1.071           12,070
                                                       2002      0.846          0.845               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.390          1.475               --
                                                       2005      1.331          1.390           30,616
                                                       2004      1.216          1.331           38,807
                                                       2003      1.000          1.216            1,661

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.040          1.095               --
                                                       2005      1.000          1.040               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.118          1.130               --
                                                       2005      1.095          1.118           22,480
                                                       2004      0.983          1.095            3,736

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.793          0.828               --
                                                       2005      0.789          0.793           31,112
                                                       2004      0.727          0.789           45,959
                                                       2003      0.556          0.727           45,975
                                                       2002      0.850          0.556           44,777
                                                       2001      1.000          0.850           80,728

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.285               --
                                                       2005      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.275               --
                                                       2005      1.005          1.112               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.864          0.897               --
                                                       2005      0.814          0.864            1,755
                                                       2004      0.795          0.814            1,758
                                                       2003      0.643          0.795               --
                                                       2002      0.923          0.643               --
                                                       2001      1.000          0.923           10,283

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.792          0.802           18,432
                                                       2005      0.745          0.792           18,487
                                                       2004      0.706          0.745           38,914
                                                       2003      0.563          0.706           38,020
                                                       2002      0.846          0.563           33,984
                                                       2001      1.000          0.846          165,695

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.392          1.530          119,944
                                                       2005      1.209          1.392           92,049
                                                       2004      1.064          1.209           97,482
                                                       2003      0.842          1.064           41,891
                                                       2002      0.943          0.842            3,134
                                                       2001      1.000          0.943          128,929

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.665          1.844           45,831
                                                       2005      1.432          1.665           47,224
                                                       2004      1.166          1.432           25,682
                                                       2003      0.856          1.166           13,063
                                                       2002      0.993          0.856               --




                         SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.156          1.208                --
                                                       2005      1.122          1.156            92,207
                                                       2004      1.025          1.122           111,013
                                                       2003      0.787          1.025            76,133
                                                       2002      0.980          0.787            27,078

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.749          0.733                --
                                                       2005      0.663          0.749           928,297
                                                       2004      0.621          0.663         1,056,112
                                                       2003      0.511          0.621         1,149,526
                                                       2002      0.751          0.511         1,363,047
                                                       2001      0.924          0.751         1,490,271
                                                       2000      1.127          0.924         1,121,509
                                                       1999      1.000          1.127            99,866

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.147          1.361         1,323,103
                                                       2005      1.022          1.147         1,276,068
                                                       2004      0.914          1.022         1,275,142
                                                       2003      0.686          0.914         1,189,877
                                                       2002      0.817          0.686         1,012,199
                                                       2001      0.967          0.817           979,507
                                                       2000      1.210          0.967           894,278
                                                       1999      1.000          1.210            45,911

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.228          1.333         3,384,995
                                                       2005      1.073          1.228         3,408,918
                                                       2004      0.969          1.073         3,554,321
                                                       2003      0.719          0.969         3,511,737
                                                       2002      0.967          0.719         3,293,592
                                                       2001      1.200          0.967         2,760,602
                                                       2000      1.167          1.200         2,103,315
                                                       1999      1.000          1.167           131,798

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.324          1.502         2,556,348
                                                       2005      1.270          1.324         2,638,969
                                                       2004      1.169          1.270         2,607,605
                                                       2003      0.896          1.169         2,496,903
                                                       2002      1.115          0.896         2,302,002
                                                       2001      1.104          1.115         1,629,102
                                                       2000      1.039          1.104           898,869
                                                       1999      1.000          1.039           303,426

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.311          1.298                --
                                                       2005      1.127          1.311            13,286
                                                       2004      0.957          1.127                --
                                                       2003      0.778          0.957                --
                                                       2002      0.877          0.778                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.722          2.249                --
                                                       2005      1.632          1.722             4,790
                                                       2004      1.261          1.632                --
                                                       2003      0.956          1.261                --
                                                       2002      1.047          0.956                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.311          1.425                --
                                                       2005      1.208          1.311            35,224
                                                       2004      1.074          1.208            26,210
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.458                --
                                                       2005      1.206          1.308            16,785
                                                       2004      1.067          1.206            16,785
                                                       2003      1.000          1.067                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.204           137,652
                                                       2005      0.984          1.034            44,370

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.895          0.958           746,069
                                                       2005      0.868          0.895           768,986
                                                       2004      0.790          0.868         1,095,424
                                                       2003      0.585          0.790         1,130,463
                                                       2002      0.833          0.585         1,301,515
                                                       2001      0.998          0.833           712,665
                                                       2000      1.215          0.998           613,514
                                                       1999      1.000          1.215           113,599

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.256          1.464                --
                                                       2005      1.153          1.256           314,362
                                                       2004      1.040          1.153           289,908
                                                       2003      0.844          1.040           114,927
                                                       2002      0.999          0.844            10,215

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.229          2.811           102,042
                                                       2005      1.776          2.229            95,280
                                                       2004      1.446          1.776            75,339
                                                       2003      1.000          1.446            45,169

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.171          1.400           582,358
                                                       2005      1.079          1.171           584,912
                                                       2004      0.925          1.079           597,048
                                                       2003      0.710          0.925           618,363
                                                       2002      0.886          0.710           599,032
                                                       2001      1.071          0.886           644,881
                                                       2000      1.114          1.071           417,144
                                                       1999      1.000          1.114            68,217

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.260          1.511                --
                                                       2005      1.176          1.260            23,480
                                                       2004      1.029          1.176                --
                                                       2003      0.791          1.029                --
                                                       2002      0.831          0.791                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.492          0.549           339,285
                                                       2005      0.446          0.492           351,881
                                                       2004      0.376          0.446           388,869
                                                       2003      0.283          0.376           691,034
                                                       2002      0.400          0.283           688,256
                                                       2001      0.673          0.400           977,403
                                                       2000      1.000          0.673           393,620

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.546          1.736                --
                                                       2005      1.510          1.546             6,617
                                                       2004      1.334          1.510             9,917
                                                       2003      1.000          1.334             3,288

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.791          0.919           109,350
                                                       2005      0.805          0.791           131,516
                                                       2004      0.791          0.805           131,703
                                                       2003      0.650          0.791           131,894
                                                       2002      0.893          0.650           156,270
                                                       2001      1.033          0.893            17,631

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.903          0.954           147,475
                                                       2005      0.863          0.903           178,519
                                                       2004      0.852          0.863           180,108
                                                       2003      0.644          0.852           197,660
                                                       2002      0.894          0.644           208,158
                                                       2001      1.011          0.894            82,304

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.136          1.263            50,696
                                                       2005      1.100          1.136            68,352
                                                       2004      0.966          1.100            60,942
                                                       2003      0.691          0.966            63,365
                                                       2002      0.944          0.691            51,956
                                                       2001      0.987          0.944                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.331          1.548           693,917
                                                       2005      1.299          1.331           742,521
                                                       2004      1.218          1.299           776,123
                                                       2003      0.890          1.218           834,515
                                                       2002      1.206          0.890           879,355
                                                       2001      1.202          1.206           481,406
                                                       2000      1.033          1.202           143,927
                                                       1999      1.000          1.033             1,992

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.240          1.444           515,038
                                                       2005      1.182          1.240           558,878
                                                       2004      1.088          1.182           681,190
                                                       2003      0.835          1.088           555,621
                                                       2002      1.102          0.835           524,906
                                                       2001      1.168          1.102           503,746
                                                       2000      1.029          1.168           114,196
                                                       1999      1.000          1.029            28,784

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.322          1.468           110,960
                                                       2005      1.280          1.322           137,486
                                                       2004      1.129          1.280           156,421
                                                       2003      0.770          1.129           151,638
                                                       2002      1.198          0.770           131,224
                                                       2001      1.312          1.198           127,611
                                                       2000      1.141          1.312           152,125
                                                       1999      1.000          1.141                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.060          1.198         1,695,454
                                                       2005      1.032          1.060         1,765,138
                                                       2004      0.964          1.032         1,794,351
                                                       2003      0.786          0.964         1,795,814
                                                       2002      0.968          0.786         1,216,251
                                                       2001      1.024          0.968           894,292
                                                       2000      1.044          1.024           442,561
                                                       1999      1.000          1.044            38,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.238          1.285           366,535
                                                       2005      1.226          1.238           376,568
                                                       2004      1.166          1.226           572,079
                                                       2003      1.060          1.166           595,399
                                                       2002      1.027          1.060           494,056
                                                       2001      1.011          1.027           520,827
                                                       2000      0.999          1.011           204,937
                                                       1999      1.000          0.999            15,447

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.880          0.998           528,659
                                                       2005      0.857          0.880           542,873
                                                       2004      0.790          0.857           600,275
                                                       2003      0.628          0.790           687,394
                                                       2002      0.822          0.628           503,267
                                                       2001      0.952          0.822           336,668
                                                       2000      1.067          0.952           212,335
                                                       1999      1.000          1.067             9,761

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.334          1.535         1,651,273
                                                       2005      1.293          1.334         1,844,285
                                                       2004      1.214          1.293         2,035,648
                                                       2003      0.889          1.214         2,047,218
                                                       2002      1.147          0.889         1,802,184
                                                       2001      1.230          1.147         1,333,668
                                                       2000      1.037          1.230           363,590
                                                       1999      1.000          1.037             2,903

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.003          1.028            16,054
                                                       2005      0.995          1.003             3,362
                                                       2004      0.999          0.995                --
                                                       2003      1.000          0.999                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.361          1.458         2,422,923
                                                       2005      1.238          1.361         2,695,119
                                                       2004      1.143          1.238         2,997,390
                                                       2003      0.863          1.143         3,306,728
                                                       2002      1.302          0.863         3,140,427
                                                       2001      1.378          1.302         2,715,298
                                                       2000      1.209          1.378         1,521,381
                                                       1999      1.000          1.209           237,187

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.146          1.252           963,873
                                                       2005      1.134          1.146         1,177,670
                                                       2004      1.043          1.134         1,294,866
                                                       2003      0.830          1.043         1,485,267
                                                       2002      0.872          0.830         1,089,942
                                                       2001      0.920          0.872         1,070,312
                                                       2000      1.016          0.920           760,503
                                                       1999      1.000          1.016           113,822

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.947          0.976         1,871,405
                                                       2005      0.914          0.947         2,215,937
                                                       2004      0.925          0.914         2,446,179
                                                       2003      0.637          0.925         2,553,696
                                                       2002      0.860          0.637         2,509,706
                                                       2001      0.998          0.860         2,611,474
                                                       2000      1.090          0.998         1,993,825
                                                       1999      1.000          1.090           110,096

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.422          1.607           678,421
                                                       2005      1.333          1.422           717,224
                                                       2004      1.226          1.333           892,391
                                                       2003      0.960          1.226         1,034,561
                                                       2002      1.205          0.960         1,002,964
                                                       2001      1.360          1.205           794,981
                                                       2000      1.171          1.360           602,755
                                                       1999      1.000          1.171            19,386

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.065          1.097           697,943
                                                       2005      1.052          1.065           725,537
                                                       2004      1.059          1.052           698,186
                                                       2003      1.069          1.059         1,074,514
                                                       2002      1.072          1.069         2,345,845
                                                       2001      1.050          1.072         2,726,939
                                                       2000      1.005          1.050           178,779
                                                       1999      1.000          1.005            50,000

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.494          1.672           376,460
                                                       2005      1.442          1.494           374,323
                                                       2004      1.373          1.442           374,328
                                                       2003      1.061          1.373            85,870
                                                       2002      1.000          1.061                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.323          1.439           300,493
                                                       2005      1.289          1.323           310,154
                                                       2004      1.246          1.289           273,927
                                                       2003      1.038          1.246           153,494
                                                       2002      1.000          1.038             8,043

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.584          1.797            13,486
                                                       2005      1.510          1.584             6,055
                                                       2004      1.391          1.510             6,055
                                                       2003      1.074          1.391             6,060
                                                       2002      1.000          1.074                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.455          1.609            25,286
                                                       2005      1.427          1.455            25,286
                                                       2004      1.358          1.427            38,020
                                                       2003      1.069          1.358            25,286
                                                       2002      1.000          1.069                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.402          1.619           172,946
                                                       2005      1.379          1.402           158,849
                                                       2004      1.243          1.379           188,850
                                                       2003      1.000          1.243            79,663

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.638          1.810           294,320
                                                       2005      1.537          1.638           304,428
                                                       2004      1.258          1.537           279,335
                                                       2003      1.000          1.258            44,004

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.885          0.938           191,498

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.275          1.359            10,195

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.510          1.665            14,039

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.298          1.331            13,279

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076           648,626

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.985          0.973            53,197

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.284          1.275                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.270          1.404            86,906

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.221            28,177

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.473          1.585                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.152                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.129          1.169            52,905

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029            63,674

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.895          0.874           564,215

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.193          1.239           359,379

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.723          0.743           405,547

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.788          0.799         1,236,145

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.281          1.315           463,657

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.061                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043            28,968

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.050                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.055            30,197

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.060                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.388          1.484         2,135,482

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           102,829

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069           638,072

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.128          1.119           262,550
                                                       2005      1.123          1.128           264,059
                                                       2004      1.047          1.123           261,701
                                                       2003      1.000          1.047            21,011

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.217          1.244         1,712,516
                                                       2005      1.207          1.217         1,767,257
                                                       2004      1.168          1.207         2,051,135
                                                       2003      1.130          1.168         2,368,710
                                                       2002      1.052          1.130         2,010,880
                                                       2001      1.005          1.052           278,487

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.111          1.397           163,922
                                                       2005      1.005          1.111           159,519
                                                       2004      0.879          1.005           161,505
                                                       2003      0.694          0.879           171,882
                                                       2002      0.856          0.694           138,439
                                                       2001      0.995          0.856            48,818

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.689          1.950           283,234
                                                       2005      1.602          1.689           279,275
                                                       2004      1.289          1.602           268,729
                                                       2003      0.875          1.289           321,040
                                                       2002      1.087          0.875           334,827
                                                       2001      1.029          1.087           122,374

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.925          0.985                --
                                                       2005      0.864          0.925            56,499
                                                       2004      0.824          0.864           115,641
                                                       2003      0.647          0.824           126,065
                                                       2002      0.863          0.647           133,039
                                                       2001      0.977          0.863            69,934

  Travelers Equity Income Subaccount (11/99).........  2006      1.219          1.281                --
                                                       2005      1.185          1.219           553,949
                                                       2004      1.095          1.185           569,818
                                                       2003      0.848          1.095           528,737
                                                       2002      1.001          0.848           436,367
                                                       2001      1.089          1.001           331,110
                                                       2000      1.013          1.089           136,422
                                                       1999      1.000          1.013                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      0.765          0.788                --
                                                       2005      0.715          0.765           218,304
                                                       2004      0.681          0.715           277,766
                                                       2003      0.555          0.681           279,545
                                                       2002      0.730          0.555           273,546
                                                       2001      0.897          0.730           382,761
                                                       2000      1.065          0.897           278,920
                                                       1999      1.000          1.065             1,681

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.180                --
                                                       2005      1.045          1.110                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.025                --
                                                       2005      1.000          1.021            28,295

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.093                --
                                                       2005      1.000          1.055            27,687

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.135                --
                                                       2005      1.017          1.088                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.052                --
                                                       2005      1.011          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.205          1.193                --
                                                       2005      1.207          1.205           450,544
                                                       2004      1.192          1.207           866,887
                                                       2003      1.116          1.192         1,221,287
                                                       2002      1.109          1.116         2,076,038
                                                       2001      1.056          1.109         3,161,019
                                                       2000      0.994          1.056           104,706
                                                       1999      1.000          0.994             2,457

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.833          0.885                --
                                                       2005      0.755          0.833           199,885
                                                       2004      0.662          0.755           228,996
                                                       2003      0.555          0.662           228,040
                                                       2002      0.753          0.555           231,470
                                                       2001      0.986          0.753           322,895
                                                       2000      1.061          0.986           209,499
                                                       1999      1.000          1.061             5,622

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.846          0.895                --
                                                       2005      0.834          0.846           564,075
                                                       2004      0.742          0.834                --
                                                       2003      0.550          0.742                --
                                                       2002      0.626          0.550                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.345          1.388                --
                                                       2005      1.326          1.345         2,400,193
                                                       2004      1.209          1.326         2,459,645
                                                       2003      1.053          1.209         2,856,766
                                                       2002      1.129          1.053         2,037,079
                                                       2001      1.147          1.129         1,935,839
                                                       2000      0.999          1.147           850,618
                                                       1999      1.000          0.999               442

  Travelers MFS Value Subaccount (5/04)..............  2006      1.175          1.270                --
                                                       2005      1.121          1.175            41,537
                                                       2004      0.973          1.121                --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.315          1.510                --
                                                       2005      1.219          1.315             5,780
                                                       2004      1.070          1.219            21,362
                                                       2003      0.845          1.070             4,455
                                                       2002      0.845          0.845                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.388          1.473                --
                                                       2005      1.330          1.388                --
                                                       2004      1.216          1.330                --
                                                       2003      1.000          1.216                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.040          1.094                --
                                                       2005      1.000          1.040                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.117          1.129                --
                                                       2005      1.094          1.117                --
                                                       2004      0.983          1.094                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.723          0.755                --
                                                       2005      0.720          0.723         1,196,877
                                                       2004      0.663          0.720         1,323,337
                                                       2003      0.508          0.663         1,402,850
                                                       2002      0.777          0.508         1,577,020
                                                       2001      0.911          0.777         1,693,080
                                                       2000      1.132          0.911         1,230,540
                                                       1999      1.000          1.132           108,285

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.284                --
                                                       2005      1.000          1.115                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.275                --
                                                       2005      1.005          1.111                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.696          0.723                --
                                                       2005      0.656          0.696           591,510
                                                       2004      0.641          0.656           621,295
                                                       2003      0.519          0.641           629,942
                                                       2002      0.746          0.519           707,572
                                                       2001      0.962          0.746           863,697
                                                       2000      1.144          0.962           839,108
                                                       1999      1.000          1.144             3,773

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.749          0.758           737,196
                                                       2005      0.704          0.749           900,444
                                                       2004      0.668          0.704         1,137,577
                                                       2003      0.533          0.668         1,166,632
                                                       2002      0.802          0.533         1,338,397
                                                       2001      1.189          0.802         1,351,840
                                                       2000      1.344          1.189           895,350
                                                       1999      1.000          1.344           116,490

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.328          1.460           711,209
                                                       2005      1.154          1.328           730,969
                                                       2004      1.017          1.154           703,402
                                                       2003      0.804          1.017           543,203
                                                       2002      0.902          0.804           494,264
                                                       2001      1.045          0.902           457,948
                                                       2000      1.138          1.045           243,383
                                                       1999      1.000          1.138               700

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.662          1.839           195,308
                                                       2005      1.430          1.662           179,659
                                                       2004      1.165          1.430           115,758
                                                       2003      0.856          1.165            66,472
                                                       2002      0.993          0.856            27,894

                         SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.263          1.320               --
                                                       2005      1.227          1.263            8,872
                                                       2004      1.122          1.227            8,872
                                                       2003      1.000          1.122               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288               --
                                                       2005      1.167          1.318               --
                                                       2004      1.095          1.167               --
                                                       2003      1.000          1.095               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.490          1.765           20,310
                                                       2005      1.328          1.490           20,310
                                                       2004      1.189          1.328            2,250
                                                       2003      1.000          1.189            2,250

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.456          1.578           79,904
                                                       2005      1.274          1.456           80,074
                                                       2004      1.151          1.274           45,903
                                                       2003      1.000          1.151            8,969

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.298          1.471           39,714
                                                       2005      1.247          1.298           53,706
                                                       2004      1.149          1.247           40,061
                                                       2003      1.000          1.149           13,704

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.567          1.551               --
                                                       2005      1.348          1.567               --
                                                       2004      1.147          1.348               --
                                                       2003      1.000          1.147               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.560          2.035               --
                                                       2005      1.480          1.560               --
                                                       2004      1.145          1.480               --
                                                       2003      1.000          1.145               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422               --
                                                       2005      1.207          1.308               --
                                                       2004      1.074          1.207               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.454               --
                                                       2005      1.205          1.305           23,564
                                                       2004      1.067          1.205           23,566
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.202               --
                                                       2005      0.984          1.034               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.350          1.443            8,300
                                                       2005      1.310          1.350            8,300
                                                       2004      1.194          1.310            8,300
                                                       2003      1.000          1.194               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.348          1.570               --
                                                       2005      1.240          1.348           20,440
                                                       2004      1.119          1.240            1,424
                                                       2003      1.000          1.119               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.945          2.451           14,717
                                                       2005      1.552          1.945           14,717
                                                       2004      1.265          1.552               --
                                                       2003      1.000          1.265               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.488          1.777           20,764
                                                       2005      1.373          1.488           20,764
                                                       2004      1.177          1.373           20,764
                                                       2003      1.000          1.177            2,264

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.422          1.703               --
                                                       2005      1.327          1.422               --
                                                       2004      1.163          1.327               --
                                                       2003      1.000          1.163               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.493          1.665            8,371
                                                       2005      1.355          1.493            8,559
                                                       2004      1.144          1.355            8,759
                                                       2003      1.000          1.144           10,247

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524               --
                                                       2005      1.328          1.358               --
                                                       2004      1.175          1.328               --
                                                       2003      1.000          1.175               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.101          1.278           10,415
                                                       2005      1.122          1.101           10,415
                                                       2004      1.103          1.122           10,415
                                                       2003      1.000          1.103               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.220          1.288               --
                                                       2005      1.167          1.220               --
                                                       2004      1.153          1.167               --
                                                       2003      1.000          1.153               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.451          1.611               --
                                                       2005      1.406          1.451               --
                                                       2004      1.237          1.406               --
                                                       2003      1.000          1.237               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.278          1.485            7,271
                                                       2005      1.248          1.278            7,436
                                                       2004      1.172          1.248            7,611
                                                       2003      1.000          1.172            8,908

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.307          1.521            1,353
                                                       2005      1.247          1.307            1,441
                                                       2004      1.149          1.247            1,401
                                                       2003      1.000          1.149               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.447          1.605            7,863
                                                       2005      1.402          1.447            7,863
                                                       2004      1.239          1.402            7,863
                                                       2003      1.000          1.239               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.390           65,331
                                                       2005      1.200          1.231           65,339
                                                       2004      1.121          1.200           65,346
                                                       2003      1.000          1.121               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.122          1.163           20,119
                                                       2005      1.112          1.122           20,119
                                                       2004      1.059          1.112           20,119
                                                       2003      1.000          1.059            4,821

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.258          1.425               --
                                                       2005      1.227          1.258               --
                                                       2004      1.132          1.227               --
                                                       2003      1.000          1.132               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.284          1.476           18,742
                                                       2005      1.246          1.284           18,906
                                                       2004      1.171          1.246           19,082
                                                       2003      1.000          1.171            8,914

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.001          1.025           31,444
                                                       2005      0.994          1.001           31,450
                                                       2004      0.999          0.994           31,456
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.351          1.446           32,702
                                                       2005      1.230          1.351           32,845
                                                       2004      1.138          1.230           33,095
                                                       2003      1.000          1.138            9,106

  LMPVPIII High Income Subaccount (11/99)............  2006      1.210          1.320            1,573
                                                       2005      1.198          1.210            1,577
                                                       2004      1.103          1.198            1,456
                                                       2003      1.000          1.103               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.196          1.231               --
                                                       2005      1.156          1.196               --
                                                       2004      1.171          1.156               --
                                                       2003      1.000          1.171               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.343          1.516               --
                                                       2005      1.260          1.343               --
                                                       2004      1.160          1.260               --
                                                       2003      1.000          1.160               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.999          1.028           11,296
                                                       2005      0.988          0.999           11,302
                                                       2004      0.996          0.988           11,307
                                                       2003      1.000          0.996            7,502

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.228          1.372           36,525
                                                       2005      1.186          1.228           37,469
                                                       2004      1.131          1.186          128,807
                                                       2003      1.000          1.131           54,893

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.155          1.256               --
                                                       2005      1.127          1.155               --
                                                       2004      1.091          1.127               --
                                                       2003      1.000          1.091               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.298          1.471               --
                                                       2005      1.238          1.298               --
                                                       2004      1.142          1.238               --
                                                       2003      1.000          1.142               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.202          1.328               --
                                                       2005      1.180          1.202               --
                                                       2004      1.124          1.180               --
                                                       2003      1.000          1.124               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.285          1.483           19,273
                                                       2005      1.266          1.285           19,273
                                                       2004      1.142          1.266               --
                                                       2003      1.000          1.142               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.504          1.660           17,042
                                                       2005      1.413          1.504           17,042
                                                       2004      1.158          1.413            2,357
                                                       2003      1.000          1.158            2,357

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.456          1.541               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.274          1.357               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.635          1.801               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.551          1.589               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           41,031

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.358          1.341            9,975

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.283          1.273               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.268          1.400           18,198

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.365          1.467               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.151               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.126          1.166               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           34,167

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.365          1.332               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.030          1.068            1,853

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.271          1.306               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.299          1.316               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.324          1.357           17,244

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.238          1.323           32,589

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.116           16,354
                                                       2005      1.122          1.127           16,226
                                                       2004      1.048          1.122           16,081
                                                       2003      1.000          1.048           14,532

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.090           10,555
                                                       2005      1.059          1.067           10,467
                                                       2004      1.026          1.059           10,318
                                                       2003      1.000          1.026               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.491          1.874               --
                                                       2005      1.351          1.491               --
                                                       2004      1.182          1.351               --
                                                       2003      1.000          1.182               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.619          1.868            2,258
                                                       2005      1.537          1.619            2,258
                                                       2004      1.238          1.537            2,258
                                                       2003      1.000          1.238            2,258

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.276          1.358               --
                                                       2005      1.193          1.276            9,975
                                                       2004      1.138          1.193            9,975
                                                       2003      1.000          1.138               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324               --
                                                       2005      1.226          1.260           31,418
                                                       2004      1.134          1.226               --
                                                       2003      1.000          1.134               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299               --
                                                       2005      1.179          1.260               --
                                                       2004      1.125          1.179               --
                                                       2003      1.000          1.125               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.179               --
                                                       2005      1.045          1.109               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.024               --
                                                       2005      1.000          1.020               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.092               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.134               --
                                                       2005      1.017          1.087               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.051               --
                                                       2005      1.011          1.031               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.040          1.030               --
                                                       2005      1.043          1.040           18,671
                                                       2004      1.031          1.043            1,859
                                                       2003      1.000          1.031               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456               --
                                                       2005      1.244          1.371               --
                                                       2004      1.091          1.244               --
                                                       2003      1.000          1.091               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.290          1.365               --
                                                       2005      1.272          1.290               --
                                                       2004      1.134          1.272               --
                                                       2003      1.000          1.134               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.200          1.238               --
                                                       2005      1.185          1.200           47,400
                                                       2004      1.080          1.185           15,424
                                                       2003      1.000          1.080           16,798

  Travelers MFS Value Subaccount (5/04)..............  2006      1.173          1.268               --
                                                       2005      1.120          1.173           18,198
                                                       2004      0.973          1.120               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.423          1.635               --
                                                       2005      1.321          1.423               --
                                                       2004      1.160          1.321               --
                                                       2003      1.000          1.160               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365               --
                                                       2005      1.234          1.286               --
                                                       2004      1.129          1.234               --
                                                       2003      1.000          1.129               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.094               --
                                                       2005      1.000          1.039               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.115          1.126               --
                                                       2005      1.094          1.115               --
                                                       2004      0.983          1.094               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270               --
                                                       2005      1.213          1.217               --
                                                       2004      1.118          1.213               --
                                                       2003      1.000          1.118               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.283               --
                                                       2005      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.274               --
                                                       2005      1.005          1.111               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.225          1.271               --
                                                       2005      1.155          1.225               --
                                                       2004      1.130          1.155               --
                                                       2003      1.000          1.130               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.249          1.264              483
                                                       2005      1.176          1.249              449
                                                       2004      1.117          1.176              445
                                                       2003      1.000          1.117               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.490          1.636               --
                                                       2005      1.297          1.490               --
                                                       2004      1.143          1.297               --
                                                       2003      1.000          1.143               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.708          1.889            7,604
                                                       2005      1.471          1.708            7,641
                                                       2004      1.200          1.471            7,739
                                                       2003      1.000          1.200               --

                         SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.403          1.466                --
                                                       2005      1.365          1.403           278,689
                                                       2004      1.248          1.365           278,298
                                                       2003      0.960          1.248           274,945
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.383          1.351                --
                                                       2005      1.224          1.383            66,697
                                                       2004      1.150          1.224            55,748
                                                       2003      0.948          1.150            30,046
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.639          1.940           792,741
                                                       2005      1.461          1.639           758,580
                                                       2004      1.309          1.461           787,624
                                                       2003      0.985          1.309           654,083
                                                       2002      1.000          0.985                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.633          1.769         3,502,939
                                                       2005      1.429          1.633         2,735,043
                                                       2004      1.292          1.429         2,579,701
                                                       2003      0.961          1.292         2,250,697
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.428          1.617         3,571,840
                                                       2005      1.372          1.428         3,003,914
                                                       2004      1.265          1.372         3,077,206
                                                       2003      0.971          1.265         2,663,026
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.624          1.607                --
                                                       2005      1.398          1.624                --
                                                       2004      1.189          1.398                --
                                                       2003      0.969          1.189                --
                                                       2002      1.000          0.969                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.803          2.351                --
                                                       2005      1.711          1.803                --
                                                       2004      1.325          1.711                --
                                                       2003      1.005          1.325                --
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.420                --
                                                       2005      1.206          1.306                --
                                                       2004      1.074          1.206                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.453                --
                                                       2005      1.204          1.304            39,004
                                                       2004      1.067          1.204                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.201            78,237
                                                       2005      0.984          1.033            12,666

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.476          1.577           333,004
                                                       2005      1.433          1.476           340,702
                                                       2004      1.307          1.433           400,767
                                                       2003      0.969          1.307           253,481
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.473          1.714                --
                                                       2005      1.355          1.473           745,564
                                                       2004      1.223          1.355           767,027
                                                       2003      0.994          1.223           626,085
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.220          2.796            64,701
                                                       2005      1.772          2.220            34,184
                                                       2004      1.445          1.772            27,010
                                                       2003      1.000          1.445            17,279

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.623          1.937           515,482
                                                       2005      1.498          1.623           399,556
                                                       2004      1.285          1.498           318,548
                                                       2003      0.989          1.285           211,933
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.549          1.855                --
                                                       2005      1.447          1.549            23,282
                                                       2004      1.269          1.447                --
                                                       2003      0.977          1.269                --
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.699          1.893            23,715
                                                       2005      1.543          1.699            20,184
                                                       2004      1.302          1.543            20,078
                                                       2003      0.983          1.302            38,596
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540            96,663
                                                       2004      1.333          1.506            40,270
                                                       2003      1.000          1.333            17,332

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.166          1.352           105,736
                                                       2005      1.188          1.166           112,386
                                                       2004      1.169          1.188           117,045
                                                       2003      0.963          1.169           142,220
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.340          1.414            67,566
                                                       2005      1.282          1.340            67,824
                                                       2004      1.267          1.282            63,650
                                                       2003      0.960          1.267            65,605
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.595          1.770           160,880
                                                       2005      1.546          1.595           685,456
                                                       2004      1.360          1.546           380,202
                                                       2003      0.975          1.360           839,937
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.430          1.660           228,989
                                                       2005      1.397          1.430           233,190
                                                       2004      1.312          1.397           850,268
                                                       2003      0.960          1.312           241,329
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.418          1.648           329,858
                                                       2005      1.353          1.418           830,306
                                                       2004      1.247          1.353           748,123
                                                       2003      0.959          1.247           304,233
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.657          1.837            89,670
                                                       2005      1.607          1.657           805,080
                                                       2004      1.420          1.607           510,329
                                                       2003      0.970          1.420           189,226
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.312          1.481         1,656,592
                                                       2005      1.280          1.312         1,688,117
                                                       2004      1.196          1.280         1,974,561
                                                       2003      0.977          1.196         1,568,279
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.174          1.217           419,637
                                                       2005      1.165          1.174           498,541
                                                       2004      1.110          1.165           551,337
                                                       2003      1.010          1.110           402,450
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.349          1.527           665,380
                                                       2005      1.316          1.349           715,801
                                                       2004      1.214          1.316           719,269
                                                       2003      0.967          1.214           584,084
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.443          1.657         1,363,726
                                                       2005      1.401          1.443         1,429,327
                                                       2004      1.316          1.401         1,416,478
                                                       2003      0.966          1.316         1,209,826
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.999          1.023           141,144
                                                       2005      0.993          0.999           155,157
                                                       2004      0.998          0.993           214,266
                                                       2003      1.000          0.998            12,695

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.492          1.596         2,515,177
                                                       2005      1.359          1.492         2,695,865
                                                       2004      1.258          1.359         2,681,084
                                                       2003      0.951          1.258         2,348,327
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.384          1.510         1,064,786
                                                       2005      1.372          1.384         1,236,584
                                                       2004      1.263          1.372         1,350,377
                                                       2003      1.007          1.263         1,324,955
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.401          1.441           493,735
                                                       2005      1.354          1.401           507,167
                                                       2004      1.373          1.354           692,951
                                                       2003      0.946          1.373         1,211,949
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.441          1.626           474,656
                                                       2005      1.353          1.441           517,999
                                                       2004      1.246          1.353           594,928
                                                       2003      0.977          1.246           637,653
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.992          1.020           421,138
                                                       2005      0.981          0.992           435,996
                                                       2004      0.989          0.981           554,324
                                                       2003      1.000          0.989           409,539
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.359          1.518         3,609,635
                                                       2005      1.313          1.359         4,123,644
                                                       2004      1.253          1.313         5,900,463
                                                       2003      0.969          1.253         5,473,174
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.243          1.350         3,720,058
                                                       2005      1.212          1.243         4,066,974
                                                       2004      1.174          1.212         4,297,291
                                                       2003      0.980          1.174         4,077,904
                                                       2002      1.000          0.980                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.414          1.601         1,136,769
                                                       2005      1.350          1.414         1,181,975
                                                       2004      1.245          1.350         1,205,980
                                                       2003      0.963          1.245           651,484
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.303          1.439           376,785
                                                       2005      1.280          1.303           540,577
                                                       2004      1.220          1.280           595,072
                                                       2003      0.962          1.220           464,788
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.396          1.610           146,591
                                                       2005      1.376          1.396           159,138
                                                       2004      1.242          1.376           155,691
                                                       2003      1.000          1.242           165,186

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.631          1.800           453,132
                                                       2005      1.533          1.631           548,625
                                                       2004      1.257          1.533           349,075
                                                       2003      1.000          1.257           233,188

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.545          1.635            14,462

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.273          1.356            17,867

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.781          1.962           225,978

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.607          1.646             5,514

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075         1,449,154

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071            15,040

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.465          1.446            36,432

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.272             2,536

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.266          1.398           179,059

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219            42,821

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.467          1.576            66,567

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.150             1,917

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.125          1.165           264,315

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           211,704

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.578          1.540           178,008

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.079          1.119           746,775

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.340          1.377            90,355

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.366          1.384           131,001

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.441          1.477           475,500

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054           186,007

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059           498,149

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.293          1.381         3,464,780

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            42,554

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068            91,869

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.124          1.113           829,088
                                                       2005      1.120          1.124           937,483
                                                       2004      1.046          1.120           683,405
                                                       2003      1.000          1.046           441,127

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.085          1.108         2,018,357
                                                       2005      1.078          1.085         2,175,094
                                                       2004      1.045          1.078         1,865,307
                                                       2003      1.012          1.045         1,565,806
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.584          1.989            50,598
                                                       2005      1.436          1.584            56,844
                                                       2004      1.257          1.436            63,658
                                                       2003      0.994          1.257            71,934
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.877          2.164           128,843
                                                       2005      1.783          1.877           129,682
                                                       2004      1.437          1.783           110,711
                                                       2003      0.977          1.437           158,071
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.376          1.465                --
                                                       2005      1.287          1.376            37,213
                                                       2004      1.229          1.287            37,900
                                                       2003      0.967          1.229            24,862
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.372          1.441                --
                                                       2005      1.335          1.372           502,032
                                                       2004      1.236          1.335           490,550
                                                       2003      0.958          1.236           442,757
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.326          1.366                --
                                                       2005      1.241          1.326            75,113
                                                       2004      1.185          1.241            76,344
                                                       2003      0.967          1.185            80,851
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.179                --
                                                       2005      1.045          1.109                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023                --
                                                       2005      1.000          1.020                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091                --
                                                       2005      1.000          1.054                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133                --
                                                       2005      1.017          1.087                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.050                --
                                                       2005      1.011          1.031                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.090          1.079                --
                                                       2005      1.093          1.090           890,274
                                                       2004      1.081          1.093           909,241
                                                       2003      1.014          1.081           746,549
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.455          1.545                --
                                                       2005      1.321          1.455             7,303
                                                       2004      1.159          1.321             1,129
                                                       2003      0.973          1.159             1,167
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.492          1.578                --
                                                       2005      1.472          1.492           178,368
                                                       2004      1.313          1.472                --
                                                       2003      0.974          1.313                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.253          1.293                --
                                                       2005      1.238          1.253         3,605,264
                                                       2004      1.130          1.238         3,726,016
                                                       2003      0.986          1.130         3,132,765
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.172          1.266                --
                                                       2005      1.120          1.172            80,088
                                                       2004      0.972          1.120            38,582

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.551          1.781                --
                                                       2005      1.441          1.551           199,351
                                                       2004      1.266          1.441           186,526
                                                       2003      1.001          1.266           159,369
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.383          1.467                --
                                                       2005      1.327          1.383            66,766
                                                       2004      1.214          1.327            67,142
                                                       2003      1.000          1.214            81,924

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093                --
                                                       2005      1.000          1.039                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.125                --
                                                       2005      1.093          1.114           235,763
                                                       2004      0.983          1.093             9,154

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.374          1.433                --
                                                       2005      1.369          1.374            64,556
                                                       2004      1.263          1.369            64,556
                                                       2003      0.970          1.263            98,016
                                                       2002      1.000          0.970                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282                --
                                                       2005      1.000          1.114                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.273                --
                                                       2005      1.005          1.110                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.292          1.340                --
                                                       2005      1.219          1.292            90,759
                                                       2004      1.193          1.219            70,910
                                                       2003      0.966          1.193            63,188
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.342          1.357           101,910
                                                       2005      1.264          1.342           105,175
                                                       2004      1.201          1.264           113,104
                                                       2003      0.960          1.201           108,743
                                                       2002      1.000          0.960                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.630          1.789           599,240
                                                       2005      1.419          1.630           462,836
                                                       2004      1.251          1.419           394,970
                                                       2003      0.992          1.251           351,457
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.907          2.107           545,811
                                                       2005      1.643          1.907           505,427
                                                       2004      1.341          1.643           365,016
                                                       2003      0.986          1.341           297,852
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.147          1.198               --
                                                       2005      1.116          1.147            5,534
                                                       2004      1.021          1.116            5,534
                                                       2003      0.786          1.021            7,774
                                                       2002      0.980          0.786               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.876          0.855               --
                                                       2005      0.776          0.876               --
                                                       2004      0.729          0.776               --
                                                       2003      0.601          0.729               --
                                                       2002      0.885          0.601               --
                                                       2001      1.000          0.885               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.244          1.472          319,977
                                                       2005      1.110          1.244          262,928
                                                       2004      0.995          1.110          193,859
                                                       2003      0.749          0.995           44,490
                                                       2002      0.893          0.749           28,091
                                                       2001      1.000          0.893           24,696

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.097          1.189          766,911
                                                       2005      0.961          1.097          649,471
                                                       2004      0.869          0.961          573,303
                                                       2003      0.647          0.869          282,266
                                                       2002      0.871          0.647          273,031
                                                       2001      1.000          0.871          140,369

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.127          1.276          726,723
                                                       2005      1.084          1.127          629,208
                                                       2004      0.999          1.084          592,766
                                                       2003      0.768          0.999          346,058
                                                       2002      0.957          0.768          234,659
                                                       2001      1.000          0.957          115,327

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.302          1.287               --
                                                       2005      1.121          1.302           57,366
                                                       2004      0.954          1.121           46,565
                                                       2003      0.777          0.954               --
                                                       2002      0.877          0.777               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.709          2.227               --
                                                       2005      1.623          1.709           87,314
                                                       2004      1.257          1.623           24,865
                                                       2003      0.954          1.257               --
                                                       2002      1.047          0.954               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.419               --
                                                       2005      1.205          1.305           11,937
                                                       2004      1.074          1.205              692
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.451               --
                                                       2005      1.203          1.302            5,851
                                                       2004      1.067          1.203            5,851
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.200               --
                                                       2005      0.984          1.033               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.991          1.058           60,977
                                                       2005      0.962          0.991           60,977
                                                       2004      0.878          0.962           60,977
                                                       2003      0.651          0.878           60,977
                                                       2002      0.929          0.651           63,749
                                                       2001      1.000          0.929           63,749

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.246          1.450               --
                                                       2005      1.147          1.246           87,293
                                                       2004      1.036          1.147           51,019
                                                       2003      0.843          1.036               --
                                                       2002      0.999          0.843               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.217          2.791           23,412
                                                       2005      1.770          2.217           26,621
                                                       2004      1.444          1.770            2,155
                                                       2003      1.000          1.444               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.172          1.398           76,084
                                                       2005      1.082          1.172           61,169
                                                       2004      0.929          1.082           77,269
                                                       2003      0.715          0.929           77,269
                                                       2002      0.894          0.715           77,269
                                                       2001      1.000          0.894          142,176

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.251          1.497               --
                                                       2005      1.169          1.251          248,697
                                                       2004      1.026          1.169          179,247
                                                       2003      0.790          1.026           34,635
                                                       2002      0.831          0.790               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.957          1.065            3,461
                                                       2005      0.869          0.957               --
                                                       2004      0.734          0.869               --
                                                       2003      0.554          0.734               --
                                                       2002      0.785          0.554               --
                                                       2001      1.000          0.785               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.538          1.723               --
                                                       2005      1.505          1.538           16,559
                                                       2004      1.333          1.505            4,699
                                                       2003      1.018          1.333               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.790          0.915               --
                                                       2005      0.805          0.790               --
                                                       2004      0.793          0.805               --
                                                       2003      0.653          0.793               --
                                                       2002      0.898          0.653               --
                                                       2001      1.000          0.898               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.912          0.962               --
                                                       2005      0.873          0.912               --
                                                       2004      0.864          0.873               --
                                                       2003      0.655          0.864               --
                                                       2002      0.910          0.655               --
                                                       2001      1.000          0.910               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.116          1.238            9,808
                                                       2005      1.083          1.116           13,465
                                                       2004      0.953          1.083           15,552
                                                       2003      0.683          0.953           15,043
                                                       2002      0.935          0.683               --
                                                       2001      1.000          0.935               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.029          1.194          144,656
                                                       2005      1.006          1.029          144,661
                                                       2004      0.946          1.006          173,299
                                                       2003      0.692          0.946           96,506
                                                       2002      0.940          0.692           99,440
                                                       2001      1.000          0.940           95,599

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.038          1.206          241,979
                                                       2005      0.991          1.038          264,206
                                                       2004      0.914          0.991          249,886
                                                       2003      0.703          0.914          178,682
                                                       2002      0.929          0.703          180,225
                                                       2001      1.000          0.929          180,225

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.021          1.131          155,837
                                                       2005      0.990          1.021          124,171
                                                       2004      0.875          0.990          117,830
                                                       2003      0.598          0.875           84,031
                                                       2002      0.933          0.598           15,870
                                                       2001      1.000          0.933               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.019          1.149          397,343
                                                       2005      0.994          1.019          421,012
                                                       2004      0.930          0.994          428,532
                                                       2003      0.760          0.930          434,776
                                                       2002      0.937          0.760          180,254
                                                       2001      1.000          0.937          131,084

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.190          1.232          100,103
                                                       2005      1.181          1.190          100,103
                                                       2004      1.126          1.181          100,103
                                                       2003      1.025          1.126          100,103
                                                       2002      0.995          1.025           96,368
                                                       2001      1.000          0.995           70,809

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.969          1.096           94,023
                                                       2005      0.946          0.969           85,338
                                                       2004      0.873          0.946           70,424
                                                       2003      0.695          0.873               --
                                                       2002      0.912          0.695               --
                                                       2001      1.000          0.912               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.056          1.212          403,508
                                                       2005      1.025          1.056          405,141
                                                       2004      0.964          1.025          405,223
                                                       2003      0.708          0.964          406,144
                                                       2002      0.915          0.708          248,650
                                                       2001      1.000          0.915          112,362

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.998          1.021          111,373
                                                       2005      0.992          0.998          110,118
                                                       2004      0.998          0.992          139,310
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.946          1.011          170,615
                                                       2005      0.862          0.946          208,454
                                                       2004      0.798          0.862          208,538
                                                       2003      0.604          0.798          209,506
                                                       2002      0.912          0.604          215,216
                                                       2001      1.000          0.912          192,938

  LMPVPIII High Income Subaccount (11/99)............  2006      1.214          1.324          103,593
                                                       2005      1.204          1.214          103,186
                                                       2004      1.109          1.204          106,086
                                                       2003      0.885          1.109          112,653
                                                       2002      0.931          0.885               --
                                                       2001      1.000          0.931               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.008          1.036          304,440
                                                       2005      0.975          1.008          338,710
                                                       2004      0.989          0.975          338,783
                                                       2003      0.682          0.989          339,703
                                                       2002      0.922          0.682          336,318
                                                       2001      1.000          0.922          281,273

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.085          1.225           64,468
                                                       2005      1.020          1.085           81,800
                                                       2004      0.940          1.020           83,823
                                                       2003      0.737          0.940           86,510
                                                       2002      0.927          0.737           31,019
                                                       2001      1.000          0.927           32,142

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.991          1.019          171,341
                                                       2005      0.981          0.991          192,586
                                                       2004      0.989          0.981          198,429
                                                       2003      1.000          0.989          207,678
                                                       2002      1.005          1.000          361,877
                                                       2001      1.000          1.005           53,099

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.485          1.658           85,622
                                                       2005      1.435          1.485           85,622
                                                       2004      1.370          1.435           85,622
                                                       2003      1.060          1.370           47,472
                                                       2002      0.976          1.060           12,304

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.314          1.427               --
                                                       2005      1.283          1.314               --
                                                       2004      1.243          1.283               --
                                                       2003      1.037          1.243               --
                                                       2002      0.987          1.037               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.574          1.782               --
                                                       2005      1.503          1.574               --
                                                       2004      1.388          1.503               --
                                                       2003      1.073          1.388               --
                                                       2002      1.041          1.073               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.446          1.595               --
                                                       2005      1.421          1.446               --
                                                       2004      1.354          1.421               --
                                                       2003      1.068          1.354               --
                                                       2002      1.067          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.394          1.607           19,905
                                                       2005      1.374          1.394           19,911
                                                       2004      1.242          1.374           19,918
                                                       2003      1.021          1.242               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.629          1.797          111,335
                                                       2005      1.532          1.629           68,305
                                                       2004      1.257          1.532           57,869
                                                       2003      1.012          1.257               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.006          1.064            1,233

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.355            5,990

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.498          1.649           49,842

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.287          1.318           35,393

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           28,122

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.998          0.985            7,353

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.271            2,995

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.265          1.396           34,331

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219          200,336

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.464          1.573           22,195

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.149               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.124          1.163           26,726

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           88,609

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.888          0.866           65,489

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.074          1.113           27,786

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.886          0.910            2,243

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.942          0.954          129,022

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.188          1.218          107,602

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           54,455

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.186          1.267          400,864

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050          442,117

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.122          1.111          122,140
                                                       2005      1.119          1.122          119,102
                                                       2004      1.045          1.119           53,989
                                                       2003      1.002          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.195          1.219          644,563
                                                       2005      1.187          1.195          507,386
                                                       2004      1.151          1.187          473,378
                                                       2003      1.115          1.151          311,064
                                                       2002      1.041          1.115          172,708
                                                       2001      1.000          1.041           68,142

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.153          1.448          153,053
                                                       2005      1.046          1.153          153,053
                                                       2004      0.916          1.046          140,081
                                                       2003      0.725          0.916           97,804
                                                       2002      0.897          0.725          102,304
                                                       2001      1.000          0.897           16,745

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.585          1.827           63,500
                                                       2005      1.507          1.585           63,741
                                                       2004      1.215          1.507           50,198
                                                       2003      0.826          1.215           16,949
                                                       2002      1.029          0.826            3,058
                                                       2001      1.000          1.029               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.938          0.998               --
                                                       2005      0.877          0.938            7,374
                                                       2004      0.838          0.877            7,395
                                                       2003      0.660          0.838            7,409
                                                       2002      0.882          0.660            2,329
                                                       2001      1.000          0.882               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.132          1.188               --
                                                       2005      1.102          1.132          123,450
                                                       2004      1.021          1.102          130,364
                                                       2003      0.792          1.021           30,906
                                                       2002      0.936          0.792           14,899
                                                       2001      1.000          0.936               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.914          0.942               --
                                                       2005      0.856          0.914           82,606
                                                       2004      0.818          0.856           66,923
                                                       2003      0.668          0.818            4,899
                                                       2002      0.880          0.668               --
                                                       2001      1.000          0.880               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.178               --
                                                       2005      1.045          1.109               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023               --
                                                       2005      1.000          1.020               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133               --
                                                       2005      1.017          1.087           48,151

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050               --
                                                       2005      1.011          1.030               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.084          1.074               --
                                                       2005      1.089          1.084           27,792
                                                       2004      1.077          1.089           27,798
                                                       2003      1.011          1.077           27,799
                                                       2002      1.007          1.011           25,853
                                                       2001      1.000          1.007            8,585

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.948          1.006               --
                                                       2005      0.861          0.948            1,237
                                                       2004      0.756          0.861            1,294
                                                       2003      0.635          0.756               --
                                                       2002      0.863          0.635               --
                                                       2001      1.000          0.863               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.840          0.888               --
                                                       2005      0.829          0.840           68,041
                                                       2004      0.740          0.829           58,073
                                                       2003      0.549          0.740               --
                                                       2002      0.626          0.549               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.150          1.186               --
                                                       2005      1.137          1.150          399,510
                                                       2004      1.038          1.137          406,698
                                                       2003      0.906          1.038           30,718
                                                       2002      0.973          0.906           23,468
                                                       2001      1.000          0.973           19,775

  Travelers MFS Value Subaccount (5/04)..............  2006      1.171          1.265               --
                                                       2005      1.120          1.171           21,492
                                                       2004      0.972          1.120           21,044

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.305          1.498               --
                                                       2005      1.212          1.305           49,849
                                                       2004      1.066          1.212           37,016
                                                       2003      0.843          1.066               --
                                                       2002      0.845          0.843               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.381          1.464               --
                                                       2005      1.326          1.381           22,198
                                                       2004      1.214          1.326           16,831
                                                       2003      1.022          1.214               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.124               --
                                                       2005      1.093          1.114           18,943
                                                       2004      0.983          1.093            2,053

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.784          0.818               --
                                                       2005      0.782          0.784           19,256
                                                       2004      0.722          0.782           51,790
                                                       2003      0.554          0.722           51,790
                                                       2002      0.849          0.554           51,790
                                                       2001      1.000          0.849           51,817

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282               --
                                                       2005      1.000          1.114            2,967

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.272               --
                                                       2005      1.005          1.110            5,889

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.854          0.886               --
                                                       2005      0.807          0.854            2,249
                                                       2004      0.790          0.807            2,256
                                                       2003      0.640          0.790            2,263
                                                       2002      0.922          0.640            2,271
                                                       2001      1.000          0.922               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.783          0.791           18,056
                                                       2005      0.738          0.783           42,070
                                                       2004      0.702          0.738           42,070
                                                       2003      0.561          0.702           42,070
                                                       2002      0.845          0.561           42,070
                                                       2001      1.000          0.845           42,070

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.376          1.509           66,756
                                                       2005      1.199          1.376           66,756
                                                       2004      1.057          1.199           66,756
                                                       2003      0.838          1.057           66,766
                                                       2002      0.942          0.838           11,789
                                                       2001      1.000          0.942               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.650          1.822           97,117
                                                       2005      1.422          1.650           95,919
                                                       2004      1.161          1.422           80,189
                                                       2003      0.855          1.161           29,607
                                                       2002      0.993          0.855            4,541

                         SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.399          1.462                 --
                                                       2005      1.362          1.399            201,404
                                                       2004      1.247          1.362            191,790
                                                       2003      0.960          1.247            121,107
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.378          1.345                 --
                                                       2005      1.222          1.378             68,886
                                                       2004      1.148          1.222             57,483
                                                       2003      0.948          1.148             62,953
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.634          1.932          1,087,482
                                                       2005      1.458          1.634          1,028,624
                                                       2004      1.308          1.458            908,508
                                                       2003      0.984          1.308            383,912
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.628          1.762          4,679,772
                                                       2005      1.426          1.628          4,188,831
                                                       2004      1.291          1.426          3,582,448
                                                       2003      0.961          1.291          1,793,446
                                                       2002      1.000          0.961                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.424          1.611          5,148,432
                                                       2005      1.370          1.424          4,746,425
                                                       2004      1.263          1.370          4,229,398
                                                       2003      0.971          1.263          2,198,088
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.619          1.601                 --
                                                       2005      1.395          1.619                 --
                                                       2004      1.188          1.395                 --
                                                       2003      0.968          1.188                 --
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.798          2.342                 --
                                                       2005      1.708          1.798              9,462
                                                       2004      1.323          1.708                 --
                                                       2003      1.005          1.323                 --
                                                       2002      1.000          1.005                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             32,523
                                                       2004      1.074          1.205             16,661
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301            271,147
                                                       2004      1.067          1.203             67,521
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.199            201,101
                                                       2005      0.984          1.033             12,531

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.472          1.571            471,268
                                                       2005      1.430          1.472            541,022
                                                       2004      1.306          1.430            735,045
                                                       2003      0.969          1.306            359,119
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.468          1.707                 --
                                                       2005      1.352          1.468          1,563,879
                                                       2004      1.222          1.352          1,382,507
                                                       2003      0.994          1.222            708,807
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785            220,720
                                                       2005      1.769          2.214            204,460
                                                       2004      1.444          1.769            151,001
                                                       2003      1.000          1.444             35,449

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.618          1.930            949,554
                                                       2005      1.495          1.618            927,681
                                                       2004      1.284          1.495            919,386
                                                       2003      0.989          1.284            455,252
                                                       2002      1.000          0.989                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.544          1.848                 --
                                                       2005      1.444          1.544            353,924
                                                       2004      1.267          1.444             56,273
                                                       2003      0.977          1.267                 --
                                                       2002      1.000          0.977                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.694          1.885            105,876
                                                       2005      1.540          1.694            104,251
                                                       2004      1.301          1.540             91,311
                                                       2003      0.983          1.301             46,880
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            123,610
                                                       2004      1.332          1.503            123,836
                                                       2003      1.000          1.332             34,796

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.163          1.347            122,982
                                                       2005      1.186          1.163            186,265
                                                       2004      1.168          1.186            185,955
                                                       2003      0.963          1.168             41,999
                                                       2002      1.000          0.963                 --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.336          1.408            132,799
                                                       2005      1.279          1.336            145,542
                                                       2004      1.266          1.279            146,486
                                                       2003      0.960          1.266             85,206
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.590          1.763            199,983
                                                       2005      1.543          1.590            738,002
                                                       2004      1.359          1.543            379,908
                                                       2003      0.975          1.359            631,718
                                                       2002      1.000          0.975                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.425          1.653            282,168
                                                       2005      1.395          1.425            281,771
                                                       2004      1.311          1.395            483,449
                                                       2003      0.960          1.311            104,794
                                                       2002      1.000          0.960                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.413          1.642            649,271
                                                       2005      1.351          1.413            892,675
                                                       2004      1.246          1.351          1,033,845
                                                       2003      0.959          1.246            604,358
                                                       2002      1.000          0.959                 --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.652          1.830            174,296
                                                       2005      1.604          1.652            654,782
                                                       2004      1.418          1.604            375,905
                                                       2003      0.970          1.418            134,020
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.308          1.475          1,703,796
                                                       2005      1.277          1.308          2,044,029
                                                       2004      1.195          1.277          2,070,972
                                                       2003      0.977          1.195          1,334,981
                                                       2002      1.000          0.977                 --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.171          1.212          1,341,741
                                                       2005      1.162          1.171          1,496,894
                                                       2004      1.109          1.162          1,466,712
                                                       2003      1.010          1.109            471,173
                                                       2002      1.000          1.010                 --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.345          1.521            727,509
                                                       2005      1.314          1.345            773,077
                                                       2004      1.213          1.314            823,098
                                                       2003      0.967          1.213            656,853
                                                       2002      1.000          0.967                 --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.439          1.650          1,631,260
                                                       2005      1.398          1.439          1,808,226
                                                       2004      1.315          1.398          1,748,477
                                                       2003      0.966          1.315            729,529
                                                       2002      1.000          0.966                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020            341,177
                                                       2005      0.992          0.997            641,023
                                                       2004      0.998          0.992            644,827
                                                       2003      1.000          0.998              5,223

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.488          1.590          3,303,019
                                                       2005      1.357          1.488          3,487,678
                                                       2004      1.256          1.357          3,283,811
                                                       2003      0.951          1.256          1,755,981
                                                       2002      1.000          0.951                 --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.379          1.504          1,358,709
                                                       2005      1.369          1.379          1,691,436
                                                       2004      1.262          1.369          1,662,110
                                                       2003      1.007          1.262            908,907
                                                       2002      1.000          1.007                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.397          1.435            849,296
                                                       2005      1.352          1.397            928,452
                                                       2004      1.371          1.352            946,838
                                                       2003      0.946          1.371          1,093,263
                                                       2002      1.000          0.946                 --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.436          1.620            763,757
                                                       2005      1.350          1.436            970,420
                                                       2004      1.245          1.350          1,033,509
                                                       2003      0.977          1.245            501,371
                                                       2002      1.000          0.977                 --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.016            499,159
                                                       2005      0.979          0.989            252,365
                                                       2004      0.988          0.979            336,172
                                                       2003      1.000          0.988            690,701
                                                       2002      1.000          1.000                 --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.355          1.512          9,126,320
                                                       2005      1.311          1.355         10,685,207
                                                       2004      1.251          1.311         12,142,327
                                                       2003      0.969          1.251          5,104,421
                                                       2002      1.000          0.969                 --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.239          1.345          7,851,574
                                                       2005      1.210          1.239          8,475,252
                                                       2004      1.173          1.210          8,732,766
                                                       2003      0.980          1.173          2,620,742
                                                       2002      1.000          0.980                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.410          1.595          2,617,392
                                                       2005      1.347          1.410          2,281,382
                                                       2004      1.244          1.347          2,204,915
                                                       2003      0.963          1.244            937,751
                                                       2002      1.000          0.963                 --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.299          1.433          1,214,316
                                                       2005      1.277          1.299          1,277,306
                                                       2004      1.218          1.277          1,383,105
                                                       2003      0.962          1.218          1,038,728
                                                       2002      1.000          0.962                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604            396,944
                                                       2005      1.373          1.393            342,236
                                                       2004      1.241          1.373            350,674
                                                       2003      1.000          1.241             99,878

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793            808,281
                                                       2005      1.531          1.627            798,533
                                                       2004      1.256          1.531            531,677
                                                       2003      1.000          1.256            241,209

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.539          1.628             12,155

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.354            102,992

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.775          1.954            336,057

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.601          1.640             15,014

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          2,483,764

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071             25,008

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.460          1.440             55,924

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.281          1.270                 --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395            311,927

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            100,782

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570            232,352

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.092          1.148             20,271

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.123          1.162            116,581

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            634,601

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.573          1.533             37,145

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.075          1.115          1,092,271

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.336          1.371             66,048

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.361          1.378            288,551

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.436          1.471            617,768

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                 --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048             25,855

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053              8,158

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058                 --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.289          1.376          2,381,972

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            668,654

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067             10,821

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109          1,516,873
                                                       2005      1.118          1.121          1,419,418
                                                       2004      1.045          1.118          1,059,453
                                                       2003      1.000          1.045            468,570

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.082          1.104          4,649,183
                                                       2005      1.075          1.082          4,934,006
                                                       2004      1.044          1.075          4,003,506
                                                       2003      1.012          1.044          2,297,428
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.579          1.981            167,719
                                                       2005      1.433          1.579            159,358
                                                       2004      1.255          1.433            146,305
                                                       2003      0.994          1.255            135,327
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.871          2.156            244,707
                                                       2005      1.780          1.871            303,166
                                                       2004      1.436          1.780            265,027
                                                       2003      0.977          1.436            128,328
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.372          1.460                 --
                                                       2005      1.285          1.372             57,256
                                                       2004      1.228          1.285             67,248
                                                       2003      0.967          1.228             12,960
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.367          1.436                 --
                                                       2005      1.333          1.367            739,237
                                                       2004      1.235          1.333            697,678
                                                       2003      0.958          1.235            420,300
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.322          1.361                 --
                                                       2005      1.238          1.322            112,174
                                                       2004      1.184          1.238            107,747
                                                       2003      0.967          1.184             13,039
                                                       2002      1.000          0.967                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.178                 --
                                                       2005      1.045          1.108             42,187

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050                 --
                                                       2005      1.011          1.030                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.086          1.075                 --
                                                       2005      1.091          1.086          1,302,811
                                                       2004      1.080          1.091          1,289,692
                                                       2003      1.014          1.080            790,555
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.451          1.539                 --
                                                       2005      1.318          1.451              6,559
                                                       2004      1.158          1.318              6,559
                                                       2003      0.973          1.158                 --
                                                       2002      1.000          0.973                 --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.487          1.573                 --
                                                       2005      1.469          1.487             34,935
                                                       2004      1.311          1.469                 --
                                                       2003      0.974          1.311                 --
                                                       2002      1.000          0.974                 --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.249          1.289                 --
                                                       2005      1.235          1.249          2,706,346
                                                       2004      1.128          1.235          2,697,138
                                                       2003      0.986          1.128          1,750,171
                                                       2002      1.000          0.986                 --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            195,916
                                                       2004      0.972          1.119             33,798

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.547          1.775                 --
                                                       2005      1.438          1.547            310,106
                                                       2004      1.265          1.438            269,110
                                                       2003      1.001          1.265            118,417
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379            254,789
                                                       2004      1.214          1.325            233,449
                                                       2003      1.000          1.214             48,343

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.113          1.123                 --
                                                       2005      1.093          1.113            109,535
                                                       2004      0.983          1.093             26,810

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.369          1.428                 --
                                                       2005      1.366          1.369            193,082
                                                       2004      1.262          1.366            192,631
                                                       2003      0.970          1.262            127,144
                                                       2002      1.000          0.970                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.281                 --
                                                       2005      1.000          1.114                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.288          1.336                 --
                                                       2005      1.216          1.288             77,258
                                                       2004      1.192          1.216             69,397
                                                       2003      0.966          1.192             40,559
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.338          1.351            179,348
                                                       2005      1.262          1.338            181,895
                                                       2004      1.200          1.262            186,218
                                                       2003      0.960          1.200            127,413
                                                       2002      1.000          0.960                 --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.625          1.781            513,442
                                                       2005      1.416          1.625            437,299
                                                       2004      1.250          1.416            289,961
                                                       2003      0.992          1.250            168,572
                                                       2002      1.000          0.992                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.901          2.099          1,257,577
                                                       2005      1.640          1.901          1,361,857
                                                       2004      1.339          1.640          1,256,137
                                                       2003      0.986          1.339            815,759
                                                       2002      1.000          0.986                 --

                         SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.143          1.194                 --
                                                       2005      1.113          1.143          1,135,267
                                                       2004      1.019          1.113          1,187,584
                                                       2003      0.786          1.019          1,180,761
                                                       2002      0.980          0.786            442,063

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166            244,221
                                                       2004      0.973          1.034            458,633
                                                       2003      0.803          0.973            483,364
                                                       2002      1.183          0.803            440,010
                                                       2001      1.000          1.183             25,673

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.649          1.950          1,779,732
                                                       2005      1.473          1.649          1,914,049
                                                       2004      1.322          1.473          1,965,953
                                                       2003      0.995          1.322          1,577,762
                                                       2002      1.188          0.995            579,448
                                                       2001      1.000          1.188             53,009

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.553          1.681          6,204,083
                                                       2005      1.362          1.553          6,908,813
                                                       2004      1.233          1.362          7,498,271
                                                       2003      0.918          1.233          6,289,036
                                                       2002      1.238          0.918          2,672,503
                                                       2001      1.000          1.238            328,550

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.341          1.517          5,744,650
                                                       2005      1.291          1.341          6,617,005
                                                       2004      1.191          1.291          7,869,519
                                                       2003      0.916          1.191          6,886,746
                                                       2002      1.143          0.916          3,517,428
                                                       2001      1.000          1.143            483,056

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297            200,941
                                                       2004      0.952          1.117            274,552
                                                       2003      0.777          0.952            276,632
                                                       2002      0.877          0.777            223,435

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            399,140
                                                       2004      1.255          1.618            534,356
                                                       2003      0.953          1.255            420,706
                                                       2002      1.046          0.953            169,208

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302             60,422
                                                       2004      1.074          1.204             34,482
                                                       2003      1.000          1.074              5,122

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            117,915
                                                       2004      1.067          1.202             26,373
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.198            364,879
                                                       2005      0.984          1.032            156,613

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.303          1.391            506,857
                                                       2005      1.267          1.303            683,312
                                                       2004      1.158          1.267            909,411
                                                       2003      0.859          1.158            907,594
                                                       2002      1.228          0.859            479,572
                                                       2001      1.000          1.228             19,240

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,734,260
                                                       2004      1.035          1.144          1,999,529
                                                       2003      0.842          1.035          1,608,369
                                                       2002      0.999          0.842            719,789

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.211          2.780            643,439
                                                       2005      1.767          2.211            838,387
                                                       2004      1.444          1.767            538,483
                                                       2003      1.000          1.444             73,437

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.481          1.766          1,658,197
                                                       2005      1.369          1.481          2,258,919
                                                       2004      1.177          1.369          1,963,706
                                                       2003      0.907          1.177          1,293,188
                                                       2002      1.134          0.907            589,742
                                                       2001      1.000          1.134             29,133

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            439,470
                                                       2004      1.024          1.166            662,918
                                                       2003      0.789          1.024            314,762
                                                       2002      0.831          0.789            130,925

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.406          1.564             47,185
                                                       2005      1.279          1.406             90,671
                                                       2004      1.081          1.279            158,448
                                                       2003      0.817          1.081            160,435
                                                       2002      1.158          0.817            125,487
                                                       2001      1.000          1.158             17,376

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            237,592
                                                       2004      1.332          1.502            247,135
                                                       2003      1.000          1.332             80,414

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.988          1.144            188,433
                                                       2005      1.008          0.988            275,476
                                                       2004      0.993          1.008            282,385
                                                       2003      0.819          0.993            237,783
                                                       2002      1.128          0.819             29,741
                                                       2001      1.000          1.128             29,747

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.196          1.260            637,797
                                                       2005      1.146          1.196            774,217
                                                       2004      1.135          1.146            819,997
                                                       2003      0.861          1.135            822,579
                                                       2002      1.198          0.861            536,721
                                                       2001      1.000          1.198              1,868

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.445          1.601            201,255
                                                       2005      1.403          1.445            629,540
                                                       2004      1.236          1.403            853,139
                                                       2003      0.887          1.236            793,268
                                                       2002      1.215          0.887            191,027
                                                       2001      1.000          1.215             20,517

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.229          1.426          1,799,672
                                                       2005      1.204          1.229          2,575,093
                                                       2004      1.132          1.204          3,132,904
                                                       2003      0.829          1.132          2,830,329
                                                       2002      1.127          0.829          1,972,141
                                                       2001      1.000          1.127            277,708

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.261          1.463            702,579
                                                       2005      1.205          1.261          1,173,271
                                                       2004      1.112          1.205          1,380,340
                                                       2003      0.856          1.112            997,741
                                                       2002      1.134          0.856            806,373
                                                       2001      1.000          1.134             76,156

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.369          1.515            502,492
                                                       2005      1.329          1.369            983,324
                                                       2004      1.176          1.329          1,076,083
                                                       2003      0.805          1.176          1,094,670
                                                       2002      1.255          0.805            354,038
                                                       2001      1.000          1.255              3,283

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.387          1,992,976
                                                       2005      1.202          1.231          2,572,298
                                                       2004      1.125          1.202          3,204,167
                                                       2003      0.920          1.125          3,133,227
                                                       2002      1.137          0.920          1,845,981
                                                       2001      1.000          1.137            203,714

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.205          1.247            937,830
                                                       2005      1.197          1.205          1,348,770
                                                       2004      1.142          1.197          1,817,440
                                                       2003      1.041          1.142          1,747,167
                                                       2002      1.012          1.041            662,115
                                                       2001      1.000          1.012            523,138

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.208          1.365          1,061,629
                                                       2005      1.180          1.208          1,239,450
                                                       2004      1.091          1.180          2,117,905
                                                       2003      0.870          1.091          2,036,010
                                                       2002      1.141          0.870            903,725
                                                       2001      1.000          1.141             46,322

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.347          1.545          3,111,458
                                                       2005      1.310          1.347          4,177,163
                                                       2004      1.233          1.310          5,355,555
                                                       2003      0.906          1.233          4,860,962
                                                       2002      1.173          0.906          3,156,979
                                                       2001      1.000          1.173            387,824

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.018            273,132
                                                       2005      0.991          0.996            453,573
                                                       2004      0.998          0.991            429,944
                                                       2003      1.000          0.998            109,660

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.253          1.338          3,808,697
                                                       2005      1.143          1.253          4,973,640
                                                       2004      1.059          1.143          6,336,022
                                                       2003      0.802          1.059          6,029,951
                                                       2002      1.213          0.802          3,744,111
                                                       2001      1.000          1.213            395,035

  LMPVPIII High Income Subaccount (11/99)............  2006      1.347          1.468          1,610,010
                                                       2005      1.337          1.347          2,011,733
                                                       2004      1.234          1.337          2,626,527
                                                       2003      0.985          1.234          2,202,057
                                                       2002      1.037          0.985            807,357
                                                       2001      1.000          1.037             54,303

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.286          1.321          1,174,253
                                                       2005      1.245          1.286          1,588,431
                                                       2004      1.264          1.245          1,826,099
                                                       2003      0.872          1.264          2,146,063
                                                       2002      1.181          0.872            959,386
                                                       2001      1.000          1.181            220,733

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.437          1.620            878,058
                                                       2005      1.352          1.437          1,184,951
                                                       2004      1.247          1.352          1,428,209
                                                       2003      0.979          1.247          1,440,600
                                                       2002      1.233          0.979            736,476
                                                       2001      1.000          1.233            106,957

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.982          1.009          1,422,165
                                                       2005      0.973          0.982          2,976,424
                                                       2004      0.983          0.973          2,990,206
                                                       2003      0.995          0.983          7,405,805
                                                       2002      1.000          0.995          8,019,286
                                                       2001      1.000          1.000          4,696,068

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.480          1.651          3,651,682
                                                       2005      1.432          1.480          5,606,393
                                                       2004      1.368          1.432          6,521,502
                                                       2003      1.060          1.368          5,312,500
                                                       2002      1.000          1.060            964,512

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.310          1.421          4,535,797
                                                       2005      1.280          1.310          6,280,057
                                                       2004      1.242          1.280          6,827,909
                                                       2003      1.037          1.242          5,886,565
                                                       2002      1.000          1.037            849,098

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.569          1.774          2,048,912
                                                       2005      1.500          1.569          2,589,383
                                                       2004      1.386          1.500          2,421,419
                                                       2003      1.073          1.386            374,914
                                                       2002      1.000          1.073             74,562

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.441          1.588            334,926
                                                       2005      1.417          1.441            442,064
                                                       2004      1.353          1.417            491,432
                                                       2003      1.068          1.353            261,444
                                                       2002      1.000          1.068             54,967

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.391          1.601            353,400
                                                       2005      1.372          1.391            395,149
                                                       2004      1.241          1.372            374,495
                                                       2003      1.000          1.241            244,664

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.625          1.790            540,138
                                                       2005      1.529          1.625            961,887
                                                       2004      1.256          1.529            710,264
                                                       2003      1.000          1.256            316,447

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.336          1.412            178,351

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.353                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.492          1.641            427,771

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.282          1.312             98,813

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          2,513,839

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.070              9,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.359          1.340            369,237

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.281          1.269              1,699

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.262          1.393            113,433

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            687,855

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.460          1.567             13,451

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.092          1.147                168

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.122          1.160            939,707

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            536,318

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.885          0.862            762,364

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.041          1.079          1,714,633

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.143          1.173            153,803

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.212          1.227          1,173,634

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.428          1.462          1,625,768

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059             76,739

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041            129,591

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047              3,377

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053             54,976

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058          3,744,117

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.311          1.399          6,782,019

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            703,434

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067            298,379

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.119          1.107          1,144,215
                                                       2005      1.117          1.119          1,495,964
                                                       2004      1.045          1.117          2,231,285
                                                       2003      1.000          1.045          1,039,141

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.146          1.169          7,635,347
                                                       2005      1.140          1.146         10,573,072
                                                       2004      1.107          1.140         14,158,270
                                                       2003      1.074          1.107         14,489,686
                                                       2002      1.003          1.074          8,698,076
                                                       2001      1.000          1.003            284,980

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.458          1.828            502,241
                                                       2005      1.323          1.458            375,153
                                                       2004      1.160          1.323            516,700
                                                       2003      0.919          1.160            603,425
                                                       2002      1.138          0.919            285,369
                                                       2001      1.000          1.138             52,475

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.874          2.157            619,859
                                                       2005      1.783          1.874            844,247
                                                       2004      1.439          1.783          1,134,138
                                                       2003      0.980          1.439          1,081,087
                                                       2002      1.221          0.980            712,422
                                                       2001      1.000          1.221             16,781

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            434,982
                                                       2004      1.144          1.196            595,498
                                                       2003      0.901          1.144            327,479
                                                       2002      1.206          0.901             82,566
                                                       2001      1.000          1.206              3,553

  Travelers Equity Income Subaccount (11/99).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,251,835
                                                       2004      1.229          1.326          2,433,328
                                                       2003      0.955          1.229          1,969,032
                                                       2002      1.130          0.955            718,818
                                                       2001      1.000          1.130             27,813

  Travelers Large Cap Subaccount (11/99).............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177          1,103,383
                                                       2004      1.055          1.103            915,748
                                                       2003      0.862          1.055            794,841
                                                       2002      1.138          0.862            226,191
                                                       2001      1.000          1.138             36,628

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.045          1.108                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019             86,058

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053             78,054

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086          3,561,326

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                 --
                                                       2005      1.011          1.030                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.052          1.041                 --
                                                       2005      1.057          1.052          2,208,312
                                                       2004      1.047          1.057          3,414,689
                                                       2003      0.984          1.047          4,096,730
                                                       2002      0.981          0.984          2,197,709
                                                       2001      1.000          0.981             86,039

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            194,233
                                                       2004      1.006          1.145            273,915
                                                       2003      0.846          1.006            172,694
                                                       2002      1.151          0.846            159,360
                                                       2001      1.000          1.151                614

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.837          0.885                 --
                                                       2005      0.827          0.837          1,016,433
                                                       2004      0.738          0.827            768,481
                                                       2003      0.549          0.738            783,843
                                                       2002      0.626          0.549            222,429

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          9,648,193
                                                       2004      1.150          1.258         10,625,367
                                                       2003      1.005          1.150          9,375,765
                                                       2002      1.081          1.005          4,154,038
                                                       2001      1.000          1.081            348,528

  Travelers MFS Value Subaccount (5/04)..............  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            108,277
                                                       2004      0.972          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            424,780
                                                       2004      1.064          1.209            404,686
                                                       2003      0.843          1.064            261,140
                                                       2002      0.845          0.843             35,971

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377             25,462
                                                       2004      1.213          1.324             30,145
                                                       2003      1.000          1.213             22,941

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                209

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112            176,162
                                                       2004      0.983          1.092              7,354

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            738,970
                                                       2004      0.974          1.054            840,779
                                                       2003      0.749          0.974            875,861
                                                       2002      1.148          0.749            654,693
                                                       2001      1.000          1.148            122,403

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.000          1.113                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.102          1.143                 --
                                                       2005      1.041          1.102            216,442
                                                       2004      1.021          1.041            216,807
                                                       2003      0.828          1.021             65,519
                                                       2002      1.194          0.828             50,164
                                                       2001      1.000          1.194                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.046          1.056             41,037
                                                       2005      0.987          1.046            220,369
                                                       2004      0.940          0.987            331,269
                                                       2003      0.752          0.940            350,888
                                                       2002      1.134          0.752            217,610
                                                       2001      1.000          1.134             81,986

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.628          1.784            962,622
                                                       2005      1.419          1.628          1,117,054
                                                       2004      1.254          1.419            871,719
                                                       2003      0.995          1.254            733,222
                                                       2002      1.119          0.995            494,365
                                                       2001      1.000          1.119             61,062

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.643          1.813          1,263,253
                                                       2005      1.418          1.643          1,771,018
                                                       2004      1.159          1.418          1,933,959
                                                       2003      0.854          1.159          1,521,044
                                                       2002      0.993          0.854            558,775

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.395          1.457                --
                                                       2005      1.359          1.395            82,329
                                                       2004      1.245          1.359            48,842
                                                       2003      0.960          1.245            17,824
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.374          1.340                --
                                                       2005      1.220          1.374                --
                                                       2004      1.147          1.220                --
                                                       2003      0.948          1.147                --
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.629          1.925           277,756
                                                       2005      1.455          1.629           286,844
                                                       2004      1.307          1.455           217,768
                                                       2003      0.984          1.307            43,010
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.623          1.755         1,211,493
                                                       2005      1.423          1.623         1,231,310
                                                       2004      1.289          1.423           961,541
                                                       2003      0.961          1.289           185,151
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.419          1.604         1,380,908
                                                       2005      1.367          1.419         1,353,800
                                                       2004      1.262          1.367         1,067,737
                                                       2003      0.971          1.262           203,537
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.615          1.596                --
                                                       2005      1.392          1.615             4,501
                                                       2004      1.187          1.392                --
                                                       2003      0.968          1.187                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.792          2.332                --
                                                       2005      1.704          1.792             4,961
                                                       2004      1.322          1.704                --
                                                       2003      1.005          1.322                --
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.413                --
                                                       2005      1.203          1.301                --
                                                       2004      1.074          1.203                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.446                --
                                                       2005      1.201          1.298            66,684
                                                       2004      1.067          1.201            13,437
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.197           215,071
                                                       2005      0.984          1.032             8,063

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.467          1.565           156,569
                                                       2005      1.427          1.467           163,249
                                                       2004      1.305          1.427           164,059
                                                       2003      0.969          1.305            46,073
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.464          1.700                --
                                                       2005      1.349          1.464           405,239
                                                       2004      1.221          1.349           277,073
                                                       2003      0.994          1.221            30,032
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.208          2.775            98,101
                                                       2005      1.766          2.208            83,628
                                                       2004      1.443          1.766            46,128
                                                       2003      1.000          1.443             2,519

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.613          1.922           241,076
                                                       2005      1.492          1.613           213,835
                                                       2004      1.283          1.492           112,968
                                                       2003      0.989          1.283            26,793
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.540          1.840                --
                                                       2005      1.441          1.540            75,906
                                                       2004      1.266          1.441             3,840
                                                       2003      0.977          1.266                --
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.689          1.878             7,170
                                                       2005      1.536          1.689            87,395
                                                       2004      1.300          1.536            13,078
                                                       2003      0.983          1.300            13,120
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.532          1.714                --
                                                       2005      1.501          1.532            60,963
                                                       2004      1.331          1.501            41,794
                                                       2003      1.000          1.331             5,427

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.159          1.341            36,317
                                                       2005      1.184          1.159            38,157
                                                       2004      1.167          1.184            38,953
                                                       2003      0.963          1.167            26,151
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.332          1.403             6,178
                                                       2005      1.277          1.332             6,184
                                                       2004      1.265          1.277             6,190
                                                       2003      0.960          1.265             6,191
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.585          1.756            62,931
                                                       2005      1.540          1.585            69,236
                                                       2004      1.358          1.540            41,271
                                                       2003      0.975          1.358            29,774
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.421          1.647            54,311
                                                       2005      1.392          1.421            54,311
                                                       2004      1.310          1.392            53,860
                                                       2003      0.960          1.310                --
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.409          1.635            94,236
                                                       2005      1.348          1.409           102,966
                                                       2004      1.245          1.348           121,149
                                                       2003      0.959          1.245             2,766
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.647          1.823            42,710
                                                       2005      1.600          1.647            37,594
                                                       2004      1.417          1.600            20,154
                                                       2003      0.970          1.417             5,028
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.304          1.469           588,114
                                                       2005      1.274          1.304           619,294
                                                       2004      1.194          1.274           570,838
                                                       2003      0.977          1.194           261,139
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.167          1.207           300,769
                                                       2005      1.160          1.167           317,681
                                                       2004      1.108          1.160           334,187
                                                       2003      1.010          1.108            54,869
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.341          1.515           341,657
                                                       2005      1.311          1.341           341,657
                                                       2004      1.212          1.311           341,652
                                                       2003      0.967          1.212           332,454
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.434          1.644           665,663
                                                       2005      1.395          1.434           698,844
                                                       2004      1.314          1.395           454,318
                                                       2003      0.966          1.314            85,334
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.995          1.016            68,990
                                                       2005      0.990          0.995            69,186
                                                       2004      0.998          0.990            65,836
                                                       2003      1.000          0.998            21,033

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.483          1.583         1,085,445
                                                       2005      1.354          1.483         1,131,542
                                                       2004      1.255          1.354         1,291,834
                                                       2003      0.951          1.255           428,338
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.375          1.498           256,606
                                                       2005      1.366          1.375           249,241
                                                       2004      1.260          1.366           271,125
                                                       2003      1.007          1.260            90,723
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.393          1.429           288,948
                                                       2005      1.349          1.393           282,323
                                                       2004      1.370          1.349           280,610
                                                       2003      0.946          1.370            26,255
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.432          1.613           217,180
                                                       2005      1.347          1.432           221,778
                                                       2004      1.244          1.347           184,684
                                                       2003      0.977          1.244            21,360
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.986          1.012           420,265
                                                       2005      0.977          0.986           230,842
                                                       2004      0.987          0.977           583,268
                                                       2003      1.000          0.987            21,211
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.351          1.506         2,672,826
                                                       2005      1.308          1.351         3,126,476
                                                       2004      1.250          1.308         3,129,033
                                                       2003      0.969          1.250           349,220
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.235          1.339         1,134,288
                                                       2005      1.207          1.235         1,165,387
                                                       2004      1.172          1.207         1,168,257
                                                       2003      0.979          1.172           420,318
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.405          1.588           467,270
                                                       2005      1.344          1.405           565,707
                                                       2004      1.243          1.344           617,175
                                                       2003      0.963          1.243           234,892
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.295          1.427           384,831
                                                       2005      1.275          1.295           404,000
                                                       2004      1.217          1.275           525,496
                                                       2003      0.962          1.217            85,326
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.389          1.598           213,844
                                                       2005      1.371          1.389           201,430
                                                       2004      1.240          1.371           110,691
                                                       2003      1.000          1.240                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.623          1.787           231,051
                                                       2005      1.528          1.623           231,958
                                                       2004      1.255          1.528            57,489
                                                       2003      1.000          1.255             1,278

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.534          1.622                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.352                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.769          1.946           182,174

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.596          1.633            13,840

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074           728,257

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.070            11,143

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.455          1.434            33,213

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.280          1.268             4,852

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.261          1.391            98,334

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            25,436

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.458          1.564            37,178

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.146             2,927

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.121          1.159            54,941

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           207,530

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.568          1.527            14,824

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.072          1.110           344,195

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.331          1.366                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.357          1.373           185,008

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.431          1.465           152,926

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058           226,837

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.284          1.370           932,573

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           246,385

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.118          1.105           314,592
                                                       2005      1.116          1.118           289,477
                                                       2004      1.044          1.116           277,755
                                                       2003      1.000          1.044            23,588

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.079          1.099         1,263,970
                                                       2005      1.073          1.079         1,152,941
                                                       2004      1.043          1.073           952,336
                                                       2003      1.012          1.043           127,154
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.574          1.973             8,027
                                                       2005      1.430          1.574                --
                                                       2004      1.254          1.430                --
                                                       2003      0.994          1.254                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.865          2.147            70,927
                                                       2005      1.776          1.865            74,269
                                                       2004      1.434          1.776            46,804
                                                       2003      0.977          1.434             3,685
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.368          1.455                --
                                                       2005      1.282          1.368            43,131
                                                       2004      1.227          1.282            19,245
                                                       2003      0.967          1.227             8,288
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.363          1.431                --
                                                       2005      1.330          1.363           183,475
                                                       2004      1.234          1.330           155,661
                                                       2003      0.958          1.234            61,717
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.318          1.357                --
                                                       2005      1.236          1.318            15,317
                                                       2004      1.182          1.236            15,542
                                                       2003      0.967          1.182            13,798
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                --
                                                       2005      1.045          1.108           193,133

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.021                --
                                                       2005      1.000          1.019                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.089                --
                                                       2005      1.000          1.053                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.131                --
                                                       2005      1.017          1.086                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                --
                                                       2005      1.011          1.030                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.083          1.072                --
                                                       2005      1.089          1.083           352,051
                                                       2004      1.079          1.089           345,753
                                                       2003      1.014          1.079                --
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.446          1.534                --
                                                       2005      1.316          1.446                --
                                                       2004      1.157          1.316                --
                                                       2003      0.973          1.157                --
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.483          1.568                --
                                                       2005      1.466          1.483            14,824
                                                       2004      1.310          1.466                --
                                                       2003      0.974          1.310                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.245          1.284                --
                                                       2005      1.233          1.245         1,014,186
                                                       2004      1.127          1.233           931,876
                                                       2003      0.986          1.127           384,579
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.168          1.261                --
                                                       2005      1.118          1.168            75,077
                                                       2004      0.972          1.118                --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.542          1.769                --
                                                       2005      1.435          1.542           175,609
                                                       2004      1.263          1.435           132,646
                                                       2003      1.001          1.263            49,246
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.375          1.458                --
                                                       2005      1.322          1.375            44,434
                                                       2004      1.213          1.322            39,313
                                                       2003      1.000          1.213                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.091                --
                                                       2005      1.000          1.038                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.111          1.121                --
                                                       2005      1.092          1.111            48,124
                                                       2004      0.983          1.092            20,981

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.365          1.423                --
                                                       2005      1.364          1.365           172,578
                                                       2004      1.261          1.364           183,914
                                                       2003      0.969          1.261             8,052
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.280                --
                                                       2005      1.000          1.113                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                --
                                                       2005      1.005          1.109                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.284          1.331                --
                                                       2005      1.214          1.284                --
                                                       2004      1.191          1.214                --
                                                       2003      0.966          1.191                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.334          1.346            38,298
                                                       2005      1.259          1.334            36,808
                                                       2004      1.199          1.259            43,190
                                                       2003      0.960          1.199             4,866
                                                       2002      1.000          0.960                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.620          1.774           133,851
                                                       2005      1.413          1.620            59,498
                                                       2004      1.249          1.413            42,482
                                                       2003      0.992          1.249            15,585
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.895          2.090           360,379
                                                       2005      1.636          1.895           363,463
                                                       2004      1.338          1.636           281,376
                                                       2003      0.986          1.338            18,971
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.393          1.454                --
                                                       2005      1.358          1.393            29,418
                                                       2004      1.245          1.358            30,325
                                                       2003      0.960          1.245            17,243
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.372          1.337                --
                                                       2005      1.218          1.372             8,961
                                                       2004      1.147          1.218             8,961
                                                       2003      0.948          1.147             4,728
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.626          1.921             1,393
                                                       2005      1.454          1.626             1,395
                                                       2004      1.306          1.454             8,292
                                                       2003      0.984          1.306                --
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.620          1.752           324,087
                                                       2005      1.422          1.620           312,677
                                                       2004      1.289          1.422           310,343
                                                       2003      0.961          1.289           233,269
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.417          1.601           665,666
                                                       2005      1.365          1.417           612,262
                                                       2004      1.261          1.365           612,287
                                                       2003      0.971          1.261           359,401
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.612          1.593                --
                                                       2005      1.391          1.612                --
                                                       2004      1.186          1.391                --
                                                       2003      0.968          1.186                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.789          2.328                --
                                                       2005      1.702          1.789            14,515
                                                       2004      1.321          1.702                --
                                                       2003      1.005          1.321                --
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.412                --
                                                       2005      1.203          1.299                --
                                                       2004      1.074          1.203                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.444                --
                                                       2005      1.201          1.297                --
                                                       2004      1.067          1.201                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.196            23,517
                                                       2005      0.984          1.032                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.465          1.562            32,587
                                                       2005      1.425          1.465            32,587
                                                       2004      1.304          1.425            29,310
                                                       2003      0.969          1.304            47,809
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.462          1.697                --
                                                       2005      1.348          1.462                --
                                                       2004      1.220          1.348                --
                                                       2003      0.994          1.220            37,934
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.205          2.770            19,976
                                                       2005      1.764          2.205            19,976
                                                       2004      1.443          1.764            14,602
                                                       2003      1.000          1.443                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.610          1.918            42,323
                                                       2005      1.490          1.610            42,325
                                                       2004      1.282          1.490            47,231
                                                       2003      0.989          1.282            45,162
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.537          1.837                --
                                                       2005      1.440          1.537            11,908
                                                       2004      1.265          1.440            11,908
                                                       2003      0.976          1.265                --
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.686          1.874                --
                                                       2005      1.535          1.686                --
                                                       2004      1.299          1.535                --
                                                       2003      0.983          1.299                --
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.529          1.711                --
                                                       2005      1.500          1.529             9,699
                                                       2004      1.331          1.500            24,726
                                                       2003      1.000          1.331            21,288

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.157          1.339            12,182
                                                       2005      1.182          1.157            12,188
                                                       2004      1.166          1.182            12,194
                                                       2003      0.963          1.166             8,935
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.330          1.400                --
                                                       2005      1.275          1.330                --
                                                       2004      1.264          1.275                --
                                                       2003      0.960          1.264                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.583          1.752            24,165
                                                       2005      1.538          1.583            24,165
                                                       2004      1.357          1.538            24,165
                                                       2003      0.974          1.357            24,165
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.419          1.643            48,307
                                                       2005      1.390          1.419            39,811
                                                       2004      1.309          1.390            39,816
                                                       2003      0.960          1.309            40,379
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.407          1.632             6,098
                                                       2005      1.347          1.407             6,103
                                                       2004      1.244          1.347             6,109
                                                       2003      0.959          1.244             3,053
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.645          1.819                --
                                                       2005      1.599          1.645                --
                                                       2004      1.416          1.599                --
                                                       2003      0.970          1.416                --
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.302          1.466           390,877
                                                       2005      1.273          1.302           391,438
                                                       2004      1.193          1.273           391,819
                                                       2003      0.977          1.193           388,958
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.166          1.205           130,779
                                                       2005      1.159          1.166           148,667
                                                       2004      1.107          1.159           150,453
                                                       2003      1.010          1.107           110,657
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.339          1.512           101,227
                                                       2005      1.310          1.339           103,069
                                                       2004      1.211          1.310           105,163
                                                       2003      0.967          1.211           105,766
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.432          1.640            21,353
                                                       2005      1.394          1.432            21,353
                                                       2004      1.313          1.394            24,903
                                                       2003      0.966          1.313            21,353
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.994          1.015                --
                                                       2005      0.990          0.994                --
                                                       2004      0.998          0.990                --
                                                       2003      1.000          0.998                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.481          1.580           176,291
                                                       2005      1.353          1.481           116,450
                                                       2004      1.254          1.353           120,515
                                                       2003      0.951          1.254            84,794
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.373          1.494            55,226
                                                       2005      1.365          1.373            70,824
                                                       2004      1.260          1.365            72,378
                                                       2003      1.007          1.260            79,359
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.391          1.426           107,143
                                                       2005      1.348          1.391           107,618
                                                       2004      1.369          1.348           111,962
                                                       2003      0.946          1.369           105,885
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.430          1.610            47,569
                                                       2005      1.346          1.430            48,015
                                                       2004      1.243          1.346            51,994
                                                       2003      0.977          1.243            49,273
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.984          1.010            91,329
                                                       2005      0.976          0.984            91,329
                                                       2004      0.987          0.976            91,329
                                                       2003      1.000          0.987            91,329
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.349          1.503           170,012
                                                       2005      1.307          1.349           171,214
                                                       2004      1.249          1.307           170,926
                                                       2003      0.969          1.249           412,874
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.233          1.337         1,091,766
                                                       2005      1.206          1.233         1,307,048
                                                       2004      1.171          1.206         1,869,909
                                                       2003      0.979          1.171         1,453,485
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.403          1.585           100,626
                                                       2005      1.343          1.403           100,626
                                                       2004      1.242          1.343           100,626
                                                       2003      0.963          1.242           100,626
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.293          1.424            92,222
                                                       2005      1.274          1.293            61,261
                                                       2004      1.216          1.274            61,261
                                                       2003      0.962          1.216            98,943
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.387          1.595                --
                                                       2005      1.370          1.387                --
                                                       2004      1.240          1.370                --
                                                       2003      1.000          1.240                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.620          1.784            30,605
                                                       2005      1.527          1.620            29,794
                                                       2004      1.255          1.527            29,800
                                                       2003      1.000          1.255            29,801

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.532          1.618                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.270          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.767          1.942            62,759

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.593          1.630                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073            42,748

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.453          1.432            20,979

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.267                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.260          1.389                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            27,972

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.456          1.562             5,919

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.145             5,867

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.120          1.157                --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            73,739

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.565          1.524                --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.070          1.108           307,909

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.329          1.363                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.355          1.370             9,029

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.429          1.462            77,841

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.282          1.367           131,683

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            19,954

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066            12,241

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.116          1.103            60,291
                                                       2005      1.115          1.116            60,291
                                                       2004      1.044          1.115            60,291
                                                       2003      1.000          1.044            57,878

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.077          1.097           162,284
                                                       2005      1.072          1.077           160,810
                                                       2004      1.042          1.072           179,966
                                                       2003      1.012          1.042           151,979
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.572          1.969            66,294
                                                       2005      1.428          1.572            67,482
                                                       2004      1.253          1.428            72,597
                                                       2003      0.994          1.253            72,597
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.863          2.143            13,974
                                                       2005      1.774          1.863            13,974
                                                       2004      1.433          1.774             8,360
                                                       2003      0.977          1.433             8,360
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.366          1.453                --
                                                       2005      1.281          1.366            20,979
                                                       2004      1.226          1.281            20,979
                                                       2003      0.967          1.226            20,979
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.361          1.429                --
                                                       2005      1.329          1.361            78,736
                                                       2004      1.233          1.329            79,753
                                                       2003      0.958          1.233            75,794
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.316          1.355                --
                                                       2005      1.235          1.316                --
                                                       2004      1.182          1.235                --
                                                       2003      0.967          1.182                --
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.176                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.089                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.131                --
                                                       2005      1.017          1.085                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048                --
                                                       2005      1.011          1.029                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.081          1.070                --
                                                       2005      1.088          1.081           346,221
                                                       2004      1.078          1.088           349,895
                                                       2003      1.014          1.078           275,876
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.444          1.532                --
                                                       2005      1.314          1.444                --
                                                       2004      1.156          1.314                --
                                                       2003      0.973          1.156                --
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.481          1.565                --
                                                       2005      1.465          1.481                --
                                                       2004      1.309          1.465                --
                                                       2003      0.974          1.309                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.243          1.282                --
                                                       2005      1.231          1.243           134,864
                                                       2004      1.127          1.231           143,268
                                                       2003      0.986          1.127           291,870
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.167          1.260                --
                                                       2005      1.118          1.167                --
                                                       2004      0.972          1.118            22,795

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.540          1.767                --
                                                       2005      1.433          1.540            63,875
                                                       2004      1.263          1.433            70,505
                                                       2003      1.001          1.263            67,375
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.373          1.456                --
                                                       2005      1.321          1.373             5,924
                                                       2004      1.212          1.321             5,930
                                                       2003      1.000          1.212             6,531

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.091                --
                                                       2005      1.000          1.037                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.110          1.120                --
                                                       2005      1.092          1.110                --
                                                       2004      0.983          1.092                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.363          1.421                --
                                                       2005      1.362          1.363             8,608
                                                       2004      1.260          1.362             8,608
                                                       2003      0.969          1.260             8,608
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.279                --
                                                       2005      1.000          1.113                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.270                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.282          1.329                --
                                                       2005      1.212          1.282                --
                                                       2004      1.190          1.212                --
                                                       2003      0.966          1.190                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.331          1.343             8,647
                                                       2005      1.258          1.331             8,647
                                                       2004      1.198          1.258             9,019
                                                       2003      0.959          1.198             5,118
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.618          1.771            91,370
                                                       2005      1.412          1.618            18,602
                                                       2004      1.248          1.412            18,606
                                                       2003      0.992          1.248            18,611
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.892          2.086            51,864
                                                       2005      1.635          1.892            48,157
                                                       2004      1.337          1.635            22,724
                                                       2003      0.986          1.337            21,215
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452               --
                                                       2005      1.356          1.391            3,217
                                                       2004      1.244          1.356            2,863
                                                       2003      0.960          1.244            2,259
                                                       2002      1.000          0.960               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           47,031
                                                       2005      1.452          1.624           47,188
                                                       2004      1.305          1.452           26,165
                                                       2003      0.984          1.305           19,446
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748           90,031
                                                       2005      1.420          1.618           82,075
                                                       2004      1.288          1.420           61,511
                                                       2003      0.961          1.288           44,303
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598           99,018
                                                       2005      1.364          1.415           90,275
                                                       2004      1.261          1.364           83,688
                                                       2003      0.971          1.261           44,174
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610               --
                                                       2004      1.186          1.389               --
                                                       2003      0.968          1.186               --
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787              696
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298           31,491
                                                       2004      1.074          1.202               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.195            1,154
                                                       2005      0.984          1.031              443

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.463          1.558            8,788
                                                       2005      1.424          1.463            8,791
                                                       2004      1.303          1.424            8,794
                                                       2003      0.969          1.303           12,822
                                                       2002      1.000          0.969               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459               --
                                                       2004      1.220          1.347               --
                                                       2003      0.994          1.220           13,197
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765            5,840
                                                       2005      1.763          2.202            5,840
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442           10,805

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           31,820
                                                       2005      1.489          1.608           31,827
                                                       2004      1.281          1.489           29,138
                                                       2003      0.989          1.281           42,256
                                                       2002      1.000          0.989               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535           10,334
                                                       2004      1.265          1.438            3,214
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.684          1.870               --
                                                       2005      1.533          1.684               --
                                                       2004      1.298          1.533               --
                                                       2003      0.983          1.298               --
                                                       2002      1.000          0.983               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527            5,128
                                                       2004      1.330          1.498            3,083
                                                       2003      1.018          1.330               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.156          1.336               --
                                                       2005      1.181          1.156               --
                                                       2004      1.166          1.181               --
                                                       2003      0.963          1.166               --
                                                       2002      1.000          0.963               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.328          1.397               --
                                                       2005      1.274          1.328               --
                                                       2004      1.263          1.274               --
                                                       2003      0.960          1.263               --
                                                       2002      1.000          0.960               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.580          1.749           27,505
                                                       2005      1.537          1.580           27,155
                                                       2004      1.356          1.537           27,733
                                                       2003      0.974          1.356           27,696
                                                       2002      1.000          0.974               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640            2,252
                                                       2005      1.389          1.417            2,252
                                                       2004      1.308          1.389            2,252
                                                       2003      0.960          1.308            2,252
                                                       2002      1.000          0.960               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815              292
                                                       2005      1.597          1.642              293
                                                       2004      1.415          1.597              294
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.300          1.463           16,197
                                                       2005      1.272          1.300           16,205
                                                       2004      1.193          1.272           11,841
                                                       2003      0.977          1.193               --
                                                       2002      1.000          0.977               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.164          1.202               --
                                                       2005      1.158          1.164               --
                                                       2004      1.106          1.158               --
                                                       2003      1.010          1.106               --
                                                       2002      1.000          1.010               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509            1,318
                                                       2005      1.308          1.337            1,322
                                                       2004      1.211          1.308            1,326
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.430          1.637           18,156
                                                       2005      1.392          1.430           15,258
                                                       2004      1.312          1.392            9,242
                                                       2003      0.966          1.312               --
                                                       2002      1.000          0.966               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013            6,368
                                                       2005      0.989          0.993            6,368
                                                       2004      0.998          0.989            6,368
                                                       2003      1.000          0.998               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.479          1.577           38,513
                                                       2005      1.351          1.479           30,150
                                                       2004      1.254          1.351           19,569
                                                       2003      0.951          1.254               --
                                                       2002      1.000          0.951               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.371          1.491            4,300
                                                       2005      1.363          1.371            4,006
                                                       2004      1.259          1.363            3,212
                                                       2003      1.007          1.259               --
                                                       2002      1.000          1.007               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.388          1.424            9,476
                                                       2005      1.346          1.388            9,487
                                                       2004      1.369          1.346            3,198
                                                       2003      0.946          1.369               --
                                                       2002      1.000          0.946               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.428          1.607           35,115
                                                       2005      1.345          1.428           35,115
                                                       2004      1.242          1.345           35,115
                                                       2003      0.977          1.242           43,154
                                                       2002      1.000          0.977               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.983          1.008           12,874
                                                       2005      0.975          0.983           12,874
                                                       2004      0.986          0.975           12,874
                                                       2003      1.000          0.986               --
                                                       2002      1.000          1.000               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.347          1.500           96,548
                                                       2005      1.305          1.347           94,832
                                                       2004      1.249          1.305           90,528
                                                       2003      0.969          1.249           55,634
                                                       2002      1.000          0.969               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.231          1.334          106,659
                                                       2005      1.205          1.231          147,890
                                                       2004      1.171          1.205          152,364
                                                       2003      0.979          1.171               --
                                                       2002      1.000          0.979               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.401          1.582           86,136
                                                       2005      1.341          1.401           86,136
                                                       2004      1.241          1.341           66,075
                                                       2003      0.963          1.241           69,345
                                                       2002      1.000          0.963               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.291          1.421           88,545
                                                       2005      1.272          1.291           88,545
                                                       2004      1.216          1.272           88,545
                                                       2003      0.962          1.216           88,545
                                                       2002      1.000          0.962               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           32,547
                                                       2005      1.369          1.385           32,552
                                                       2004      1.239          1.369           17,462
                                                       2003      1.021          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780           21,899
                                                       2005      1.525          1.618           21,903
                                                       2004      1.255          1.525           12,982
                                                       2003      1.012          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.349               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938           17,825

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073            5,070

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429            5,199

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.266               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387           22,548

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            1,337

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.144               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.119          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            8,715

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521            9,397

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.068          1.106           10,358

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.327          1.360               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367           23,737

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459           63,705

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040           38,308

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052              982

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057           53,336

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365           91,702

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           57,178

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101            6,817
                                                       2005      1.114          1.115            5,990
                                                       2004      1.044          1.114            5,900
                                                       2003      1.002          1.044            5,270

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095           47,696
                                                       2005      1.071          1.076           42,703
                                                       2004      1.042          1.071           17,777
                                                       2003      1.012          1.042           77,212
                                                       2002      1.000          1.012               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138           29,405
                                                       2005      1.773          1.860           29,107
                                                       2004      1.433          1.773           27,512
                                                       2003      0.977          1.433           19,985
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364            5,199
                                                       2004      1.226          1.279            5,199
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359           63,711
                                                       2004      1.232          1.327           63,717
                                                       2003      0.958          1.232           48,026
                                                       2002      1.000          0.958               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175               --
                                                       2005      1.045          1.107               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021               --
                                                       2005      1.000          1.018           37,600

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088               --
                                                       2005      1.000          1.052              329

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130               --
                                                       2005      1.017          1.085           31,853

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048               --
                                                       2005      1.011          1.029               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068               --
                                                       2005      1.087          1.080           10,365
                                                       2004      1.078          1.087            5,947
                                                       2003      1.014          1.078               --
                                                       2002      1.000          1.014               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.478          1.562               --
                                                       2005      1.463          1.478            7,577
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280               --
                                                       2005      1.230          1.242           91,391
                                                       2004      1.126          1.230           79,465
                                                       2003      0.986          1.126           42,779
                                                       2002      1.000          0.986               --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.166          1.259               --
                                                       2005      1.118          1.166           16,812
                                                       2004      0.972          1.118               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537           19,548
                                                       2004      1.262          1.432            6,415
                                                       2003      1.001          1.262            6,515
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.022          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090               --
                                                       2005      1.000          1.037               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.109          1.119               --
                                                       2005      1.091          1.109               --
                                                       2004      0.983          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361           22,633
                                                       2004      1.260          1.361           22,637
                                                       2003      0.969          1.260           22,642
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.279               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269               --
                                                       2005      1.005          1.108               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.329          1.340               --
                                                       2005      1.257          1.329               --
                                                       2004      1.198          1.257               --
                                                       2003      0.959          1.198               --
                                                       2002      1.000          0.959               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.615          1.767           10,294
                                                       2005      1.410          1.615            9,867
                                                       2004      1.247          1.410            4,963
                                                       2003      0.991          1.247           18,902
                                                       2002      1.000          0.991               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.889          2.082           44,932
                                                       2005      1.633          1.889           45,371
                                                       2004      1.336          1.633           43,882
                                                       2003      0.986          1.336           29,069
                                                       2002      1.000          0.986               --

                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.135          1.184                --
                                                       2005      1.107          1.135           191,901
                                                       2004      1.016          1.107           193,936
                                                       2003      0.785          1.016           182,023
                                                       2002      0.980          0.785           102,137

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.156          1.126                --
                                                       2005      1.028          1.156           345,897
                                                       2004      0.968          1.028           372,515
                                                       2003      0.801          0.968           394,719
                                                       2002      1.182          0.801           422,138
                                                       2001      1.000          1.182           170,836

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.635          1.929           819,719
                                                       2005      1.463          1.635           935,404
                                                       2004      1.316          1.463         1,024,798
                                                       2003      0.993          1.316         1,046,278
                                                       2002      1.187          0.993         1,010,551
                                                       2001      1.000          1.187           198,467

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.540          1.663         2,696,326
                                                       2005      1.353          1.540         3,020,263
                                                       2004      1.227          1.353         3,308,359
                                                       2003      0.916          1.227         2,615,035
                                                       2002      1.237          0.916         1,878,262
                                                       2001      1.000          1.237           983,277

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.330          1.501         3,256,196
                                                       2005      1.282          1.330         4,072,523
                                                       2004      1.186          1.282         4,515,478
                                                       2003      0.914          1.186         4,287,113
                                                       2002      1.143          0.914         3,413,144
                                                       2001      1.000          1.143           514,638

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.287          1.272                --
                                                       2005      1.111          1.287            48,830
                                                       2004      0.949          1.111            48,121
                                                       2003      0.775          0.949            47,448
                                                       2002      0.876          0.775            13,963

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.690          2.196                --
                                                       2005      1.609          1.690           247,390
                                                       2004      1.250          1.609           316,497
                                                       2003      0.952          1.250           324,500
                                                       2002      1.046          0.952           254,096

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            50,359
                                                       2004      1.074          1.201            44,617
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294            14,965
                                                       2004      1.067          1.199            14,965
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.194            50,080
                                                       2005      0.984          1.031                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.292          1.376           174,864
                                                       2005      1.259          1.292           125,936
                                                       2004      1.153          1.259           171,589
                                                       2003      0.857          1.153           155,747
                                                       2002      1.227          0.857           175,953
                                                       2001      1.000          1.227             1,300

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.233          1.430                --
                                                       2005      1.138          1.233           492,496
                                                       2004      1.031          1.138           486,766
                                                       2003      0.841          1.031           406,480
                                                       2002      0.999          0.841           111,997

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.199          2.760            82,643
                                                       2005      1.761          2.199            41,387
                                                       2004      1.442          1.761            34,887
                                                       2003      1.000          1.442            22,887

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.469          1.747           742,987
                                                       2005      1.361          1.469           810,097
                                                       2004      1.172          1.361           886,919
                                                       2003      0.904          1.172           503,783
                                                       2002      1.134          0.904           319,815
                                                       2001      1.000          1.134            47,591

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.237          1.477                --
                                                       2005      1.160          1.237           139,787
                                                       2004      1.020          1.160            70,887
                                                       2003      0.788          1.020            27,006
                                                       2002      0.830          0.788            17,719

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.394          1.548             1,658
                                                       2005      1.270          1.394             1,665
                                                       2004      1.076          1.270            40,908
                                                       2003      0.815          1.076            41,944
                                                       2002      1.158          0.815            38,099
                                                       2001      1.000          1.158            28,104

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.525          1.705                --
                                                       2005      1.497          1.525            16,382
                                                       2004      1.330          1.497             6,366
                                                       2003      1.000          1.330             4,618

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.979          1.132            40,671
                                                       2005      1.001          0.979            40,671
                                                       2004      0.989          1.001           109,047
                                                       2003      0.817          0.989           111,489
                                                       2002      1.127          0.817            40,123
                                                       2001      1.000          1.127                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.186          1.247            91,056
                                                       2005      1.139          1.186           104,096
                                                       2004      1.130          1.139           110,268
                                                       2003      0.859          1.130            94,650
                                                       2002      1.197          0.859            85,309
                                                       2001      1.000          1.197               917

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.432          1.584            35,797
                                                       2005      1.394          1.432            45,408
                                                       2004      1.231          1.394            78,805
                                                       2003      0.885          1.231            78,918
                                                       2002      1.215          0.885            77,835
                                                       2001      1.000          1.215                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.219          1.411           532,481
                                                       2005      1.196          1.219           679,420
                                                       2004      1.127          1.196           840,635
                                                       2003      0.827          1.127           867,910
                                                       2002      1.127          0.827           838,091
                                                       2001      1.000          1.127            74,887

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.250          1.448           410,082
                                                       2005      1.197          1.250           503,864
                                                       2004      1.107          1.197           545,432
                                                       2003      0.854          1.107           636,125
                                                       2002      1.133          0.854           526,307
                                                       2001      1.000          1.133            14,994

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.357          1.499           167,807
                                                       2005      1.320          1.357           187,911
                                                       2004      1.171          1.320           249,354
                                                       2003      0.802          1.171           295,575
                                                       2002      1.255          0.802           244,170
                                                       2001      1.000          1.255            22,533

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.220          1.372         1,144,167
                                                       2005      1.194          1.220         1,309,180
                                                       2004      1.120          1.194         1,589,270
                                                       2003      0.918          1.120         1,269,264
                                                       2002      1.136          0.918           996,324
                                                       2001      1.000          1.136           237,326

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.195          1.234           284,342
                                                       2005      1.189          1.195           595,922
                                                       2004      1.137          1.189           677,014
                                                       2003      1.039          1.137           641,867
                                                       2002      1.011          1.039           308,520
                                                       2001      1.000          1.011            32,007

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.198          1.351           214,203
                                                       2005      1.173          1.198           401,863
                                                       2004      1.086          1.173           474,749
                                                       2003      0.867          1.086           389,159
                                                       2002      1.141          0.867           162,856
                                                       2001      1.000          1.141                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.336          1.529           848,514
                                                       2005      1.301          1.336         1,288,808
                                                       2004      1.227          1.301         1,688,943
                                                       2003      0.904          1.227         1,862,138
                                                       2002      1.172          0.904         1,831,590
                                                       2001      1.000          1.172           423,086

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.011             8,782
                                                       2005      0.989          0.991             8,759
                                                       2004      0.997          0.989            19,753
                                                       2003      1.000          0.997               579

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.242          1.324         1,887,735
                                                       2005      1.136          1.242         2,286,488
                                                       2004      1.054          1.136         2,791,114
                                                       2003      0.800          1.054         2,170,608
                                                       2002      1.212          0.800         2,025,793
                                                       2001      1.000          1.212           522,726

  LMPVPIII High Income Subaccount (11/99)............  2006      1.336          1.452           441,922
                                                       2005      1.329          1.336           505,818
                                                       2004      1.228          1.329           808,876
                                                       2003      0.983          1.228           750,091
                                                       2002      1.037          0.983           446,090
                                                       2001      1.000          1.037            29,916

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.275          1.307           493,630
                                                       2005      1.237          1.275           604,781
                                                       2004      1.258          1.237           714,870
                                                       2003      0.870          1.258           566,137
                                                       2002      1.181          0.870           518,804
                                                       2001      1.000          1.181            61,317

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.425          1.603           295,700
                                                       2005      1.343          1.425           388,860
                                                       2004      1.241          1.343           503,915
                                                       2003      0.976          1.241           546,831
                                                       2002      1.232          0.976           485,483
                                                       2001      1.000          1.232            97,391

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.974          0.998           116,244
                                                       2005      0.967          0.974           204,477
                                                       2004      0.978          0.967           499,541
                                                       2003      0.992          0.978         1,139,300
                                                       2002      1.000          0.992         1,669,540
                                                       2001      1.000          1.000           207,523

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.470          1.637           880,300
                                                       2005      1.426          1.470         1,339,162
                                                       2004      1.365          1.426         1,369,104
                                                       2003      1.060          1.365         1,487,421
                                                       2002      1.000          1.060           156,519

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.301          1.409         1,090,736
                                                       2005      1.274          1.301         1,334,895
                                                       2004      1.238          1.274         1,507,174
                                                       2003      1.037          1.238         1,222,514
                                                       2002      1.000          1.037           220,092

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.559          1.759           284,039
                                                       2005      1.493          1.559           290,312
                                                       2004      1.382          1.493           313,379
                                                       2003      1.073          1.382           269,336
                                                       2002      1.000          1.073           155,053

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.432          1.575           144,381
                                                       2005      1.411          1.432           155,585
                                                       2004      1.349          1.411           102,417
                                                       2003      1.068          1.349            54,230
                                                       2002      1.000          1.068            13,418

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.383          1.589           997,101
                                                       2005      1.368          1.383         1,032,878
                                                       2004      1.239          1.368         1,022,255
                                                       2003      1.000          1.239           136,043

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.616          1.777           722,058
                                                       2005      1.524          1.616           770,368
                                                       2004      1.254          1.524           681,732
                                                       2003      1.000          1.254           241,207

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.324          1.398           194,032

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.348                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.480          1.626           401,066

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.272          1.300            48,840

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073           476,532

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069            22,304

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.346          1.326            10,530

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.278          1.265                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.257          1.385            38,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           463,464

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.451          1.556            49,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.143             1,179

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.117          1.154            49,260

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            92,023

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.877          0.854           249,302

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.032          1.068           479,730

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.132          1.160                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.201          1.214           208,263

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.415          1.447           416,557

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046             8,483

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           277,823

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.299          1.385         2,183,298

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           209,841

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           242,475

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.113          1.099           296,640
                                                       2005      1.113          1.113           334,031
                                                       2004      1.043          1.113           366,107
                                                       2003      1.000          1.043           162,740

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.137          1.156         3,174,353
                                                       2005      1.132          1.137         3,743,613
                                                       2004      1.102          1.132         5,138,114
                                                       2003      1.071          1.102         5,603,583
                                                       2002      1.002          1.071         4,649,600
                                                       2001      1.000          1.002           359,558

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.445          1.809           142,465
                                                       2005      1.315          1.445           208,427
                                                       2004      1.155          1.315           245,992
                                                       2003      0.917          1.155           262,993
                                                       2002      1.137          0.917           209,372
                                                       2001      1.000          1.137             4,558

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.858          2.135           238,183
                                                       2005      1.771          1.858           308,379
                                                       2004      1.433          1.771           400,281
                                                       2003      0.977          1.433           407,261
                                                       2002      1.220          0.977           286,310
                                                       2001      1.000          1.220            98,292

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.266          1.346                --
                                                       2005      1.189          1.266            23,272
                                                       2004      1.139          1.189           101,154
                                                       2003      0.899          1.139           100,587
                                                       2002      1.206          0.899            99,352
                                                       2001      1.000          1.206            12,840

  Travelers Equity Income Subaccount (11/99).........  2006      1.348          1.415                --
                                                       2005      1.317          1.348           528,779
                                                       2004      1.224          1.317           611,967
                                                       2003      0.952          1.224           607,249
                                                       2002      1.129          0.952           397,607
                                                       2001      1.000          1.129            10,873

  Travelers Large Cap Subaccount (11/99).............  2006      1.167          1.201                --
                                                       2005      1.096          1.167           113,401
                                                       2004      1.050          1.096           141,124
                                                       2003      0.860          1.050           147,137
                                                       2002      1.137          0.860            95,934
                                                       2001      1.000          1.137             8,222

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.020                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.047                --
                                                       2005      1.011          1.029                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.043          1.032                --
                                                       2005      1.050          1.043           642,511
                                                       2004      1.042          1.050           997,824
                                                       2003      0.981          1.042         1,082,482
                                                       2002      0.980          0.981           969,658
                                                       2001      1.000          0.980           126,164

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.249          1.324                --
                                                       2005      1.137          1.249           223,030
                                                       2004      1.002          1.137           248,325
                                                       2003      0.844          1.002           264,799
                                                       2002      1.151          0.844           226,138
                                                       2001      1.000          1.151            20,414

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.830          0.877                --
                                                       2005      0.822          0.830           279,928
                                                       2004      0.736          0.822            33,092
                                                       2003      0.548          0.736            29,675
                                                       2002      0.625          0.548             4,683

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.261          1.299                --
                                                       2005      1.250          1.261         2,554,221
                                                       2004      1.144          1.250         2,980,414
                                                       2003      1.002          1.144         2,969,160
                                                       2002      1.080          1.002         2,625,598
                                                       2001      1.000          1.080           476,441

  Travelers MFS Value Subaccount (5/04)..............  2006      1.165          1.257                --
                                                       2005      1.117          1.165            28,462
                                                       2004      0.972          1.117            14,572

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.290          1.480                --
                                                       2005      1.202          1.290           467,418
                                                       2004      1.060          1.202           421,402
                                                       2003      0.842          1.060           377,074
                                                       2002      0.844          0.842            10,138

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.370          1.451                --
                                                       2005      1.319          1.370             7,103
                                                       2004      1.212          1.319             3,681
                                                       2003      1.000          1.212                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090                --
                                                       2005      1.000          1.037                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.117                --
                                                       2005      1.091          1.108            67,722
                                                       2004      0.982          1.091             7,038

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.047          1.091                --
                                                       2005      1.047          1.047           241,361
                                                       2004      0.970          1.047           326,300
                                                       2003      0.747          0.970           343,430
                                                       2002      1.148          0.747           286,272
                                                       2001      1.000          1.148            85,438

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278                --
                                                       2005      1.000          1.112                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.132                --
                                                       2005      1.034          1.092            33,146
                                                       2004      1.016          1.034            98,222
                                                       2003      0.826          1.016           101,564
                                                       2002      1.193          0.826           105,425
                                                       2001      1.000          1.193            46,933

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.037          1.045            96,126
                                                       2005      0.981          1.037           144,555
                                                       2004      0.935          0.981           200,083
                                                       2003      0.750          0.935           194,819
                                                       2002      1.134          0.750           156,956
                                                       2001      1.000          1.134            69,805

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.614          1.765           305,489
                                                       2005      1.410          1.614           325,328
                                                       2004      1.248          1.410           357,392
                                                       2003      0.992          1.248           287,237
                                                       2002      1.118          0.992           223,681
                                                       2001      1.000          1.118            74,817

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.631          1.796           391,565
                                                       2005      1.411          1.631           355,930
                                                       2004      1.155          1.411           314,692
                                                       2003      0.853          1.155           255,006
                                                       2002      0.992          0.853           148,547

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249           24,523
                                                       2004      1.120          1.220            4,812
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.474          1.738          206,289
                                                       2005      1.319          1.474          178,975
                                                       2004      1.187          1.319           99,580
                                                       2003      1.000          1.187           75,501

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.440          1.554          394,098
                                                       2005      1.266          1.440          390,697
                                                       2004      1.149          1.266          222,148
                                                       2003      1.000          1.149           87,646

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.284          1.449          242,898
                                                       2005      1.239          1.284          226,936
                                                       2004      1.147          1.239          125,019
                                                       2003      1.000          1.147           87,906

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551           73,784
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295           12,858
                                                       2004      1.074          1.201               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.439               --
                                                       2005      1.199          1.293           19,763
                                                       2004      1.067          1.199               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.193           69,555
                                                       2005      0.984          1.031           70,308

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.336          1.422          122,413
                                                       2005      1.302          1.336           95,391
                                                       2004      1.192          1.302           73,991
                                                       2003      1.000          1.192           72,821

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334          122,543
                                                       2004      1.117          1.232            8,209
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.924          2.414           11,817
                                                       2005      1.542          1.924           12,852
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.478          1.639              193
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344           62,492
                                                       2004      1.173          1.320               --
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.090          1.258           21,440
                                                       2005      1.115          1.090           21,979
                                                       2004      1.101          1.115           57,419
                                                       2003      1.000          1.101               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.207          1.269               --
                                                       2005      1.160          1.207               --
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.436          1.587            2,100
                                                       2005      1.397          1.436            1,912
                                                       2004      1.234          1.397            1,478
                                                       2003      1.000          1.234            1,397

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.264          1.462               --
                                                       2005      1.241          1.264           37,563
                                                       2004      1.170          1.241           37,563
                                                       2003      1.000          1.170               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.432          1.581           11,063
                                                       2005      1.394          1.432           11,063
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.218          1.369           26,682
                                                       2005      1.192          1.218           26,682
                                                       2004      1.119          1.192           26,682
                                                       2003      1.000          1.119               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.110          1.145           13,020
                                                       2005      1.105          1.110           13,020
                                                       2004      1.057          1.105            9,845
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.245          1.403            3,933
                                                       2005      1.219          1.245            3,933
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.271          1.453           40,560
                                                       2005      1.238          1.271           41,533
                                                       2004      1.169          1.238           25,340
                                                       2003      1.000          1.169            2,903

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010           35,282
                                                       2005      0.988          0.990           33,655
                                                       2004      0.997          0.988           31,864
                                                       2003      1.000          0.997            2,406

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.337          1.424           95,681
                                                       2005      1.223          1.337           64,036
                                                       2004      1.136          1.223           54,911
                                                       2003      1.000          1.136               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.197          1.301           57,888
                                                       2005      1.191          1.197           57,438
                                                       2004      1.101          1.191           43,116
                                                       2003      1.000          1.101            2,546

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.183          1.212           12,773
                                                       2005      1.148          1.183           12,773
                                                       2004      1.169          1.148           46,877
                                                       2003      1.000          1.169               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.328          1.494           22,751
                                                       2005      1.252          1.328           23,642
                                                       2004      1.158          1.252           23,009
                                                       2003      1.000          1.158               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.013           72,872
                                                       2005      0.982          0.989           78,034
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.215          1.352          443,644
                                                       2005      1.179          1.215          526,827
                                                       2004      1.129          1.179          838,573
                                                       2003      1.000          1.129          120,387

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.143          1.237          626,159
                                                       2005      1.120          1.143          371,853
                                                       2004      1.089          1.120          186,971
                                                       2003      1.000          1.089            1,107

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.284          1.449           71,149
                                                       2005      1.231          1.284          102,069
                                                       2004      1.140          1.231          121,998
                                                       2003      1.000          1.140               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.189          1.308           49,911
                                                       2005      1.173          1.189           54,027
                                                       2004      1.122          1.173          193,059
                                                       2003      1.000          1.122               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.272          1.461           95,093
                                                       2005      1.258          1.272          102,438
                                                       2004      1.140          1.258               --
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.488          1.635           81,354
                                                       2005      1.404          1.488           85,822
                                                       2004      1.156          1.404           25,827
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.438          1.518               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.347               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.615          1.774           60,876

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.532          1.565           68,066

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072          196,128

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.278          1.264               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384           92,720

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.089          1.142               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.153            7,102

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           86,232

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.017          1.052            6,810

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.308          1.337               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.223          1.303          256,940

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           18,153

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.099           34,618
                                                       2005      1.115          1.115           36,177
                                                       2004      1.046          1.115           24,973
                                                       2003      1.000          1.046            4,700

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.056          1.073          356,978
                                                       2005      1.052          1.056          359,661
                                                       2004      1.024          1.052          191,473
                                                       2003      1.000          1.024           10,207

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.601          1.839           13,289
                                                       2005      1.528          1.601           13,871
                                                       2004      1.236          1.528            1,314
                                                       2003      1.000          1.236            1,436

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246               --
                                                       2004      1.132          1.218               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174               --
                                                       2005      1.045          1.106               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.020               --
                                                       2005      1.000          1.017               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.047               --
                                                       2005      1.011          1.028               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            6,810
                                                       2004      1.029          1.036            5,115
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.187          1.223               --
                                                       2005      1.177          1.187          262,473
                                                       2004      1.078          1.177          104,798
                                                       2003      1.000          1.078           81,699

  Travelers MFS Value Subaccount (5/04)..............  2006      1.164          1.256               --
                                                       2005      1.117          1.164           97,398
                                                       2004      0.972          1.117               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408           63,679
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273           24,893
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089               --
                                                       2005      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.107          1.116               --
                                                       2005      1.091          1.107            7,102
                                                       2004      0.982          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212           20,157
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.236          1.244            3,855
                                                       2005      1.169          1.236            3,267
                                                       2004      1.115          1.169            3,336
                                                       2003      1.000          1.115            2,893

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.474          1.611           96,234
                                                       2005      1.288          1.474          105,425
                                                       2004      1.141          1.288               --
                                                       2003      1.000          1.141               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.690          1.860           17,859
                                                       2005      1.462          1.690           20,828
                                                       2004      1.198          1.462            4,757
                                                       2003      1.000          1.198               --

                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.384          1.444                --
                                                       2005      1.352          1.384                --
                                                       2004      1.242          1.352                --
                                                       2003      0.960          1.242                --
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.364          1.326                --
                                                       2005      1.213          1.364            62,770
                                                       2004      1.144          1.213            58,277
                                                       2003      0.948          1.144             1,664
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.616          1.905           495,188
                                                       2005      1.448          1.616           482,005
                                                       2004      1.303          1.448           458,220
                                                       2003      0.984          1.303            36,452
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.611          1.737         1,389,254
                                                       2005      1.416          1.611         1,445,146
                                                       2004      1.286          1.416         1,368,378
                                                       2003      0.960          1.286            70,233
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.409          1.588         1,329,383
                                                       2005      1.360          1.409         1,347,106
                                                       2004      1.259          1.360         1,289,883
                                                       2003      0.971          1.259           144,983
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.602          1.583                --
                                                       2005      1.385          1.602             5,975
                                                       2004      1.184          1.385               769
                                                       2003      0.968          1.184                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.779          2.309                --
                                                       2005      1.696          1.779            62,620
                                                       2004      1.319          1.696            58,367
                                                       2003      1.005          1.319             4,827
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.405                --
                                                       2005      1.200          1.294           420,136
                                                       2004      1.073          1.200           361,311
                                                       2003      0.996          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.437                --
                                                       2005      1.198          1.291           276,788
                                                       2004      1.067          1.198           264,527
                                                       2003      1.016          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.030          1.192                --
                                                       2005      0.984          1.030                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.456          1.549             9,365
                                                       2005      1.420          1.456             9,365
                                                       2004      1.301          1.420             9,365
                                                       2003      0.969          1.301             9,365
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.453          1.683                --
                                                       2005      1.342          1.453           207,118
                                                       2004      1.218          1.342           176,628
                                                       2003      0.994          1.218            60,706
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.193          2.750            95,999
                                                       2005      1.759          2.193           106,758
                                                       2004      1.441          1.759            65,328
                                                       2003      1.000          1.441             7,709

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.601          1.903           101,816
                                                       2005      1.484          1.601           102,005
                                                       2004      1.279          1.484            95,320
                                                       2003      0.989          1.279            18,112
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.528          1.822                --
                                                       2005      1.434          1.528           331,794
                                                       2004      1.263          1.434           286,389
                                                       2003      0.976          1.263            41,590
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.676          1.859                --
                                                       2005      1.529          1.676                --
                                                       2004      1.296          1.529                --
                                                       2003      0.983          1.296                --
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.521          1.699                --
                                                       2005      1.495          1.521           184,983
                                                       2004      1.329          1.495           182,013
                                                       2003      1.018          1.329            13,380

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.150          1.328                --
                                                       2005      1.178          1.150                --
                                                       2004      1.164          1.178                --
                                                       2003      0.963          1.164                --
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.322          1.389                --
                                                       2005      1.270          1.322                --
                                                       2004      1.261          1.270                --
                                                       2003      0.960          1.261                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.573          1.738                --
                                                       2005      1.532          1.573                --
                                                       2004      1.354          1.532                --
                                                       2003      0.974          1.354                --
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.410          1.630           119,843
                                                       2005      1.385          1.410            81,352
                                                       2004      1.306          1.385            72,942
                                                       2003      0.960          1.306             2,066
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.398          1.619           128,372
                                                       2005      1.341          1.398           123,801
                                                       2004      1.241          1.341           114,838
                                                       2003      0.958          1.241             2,898
                                                       2002      1.000          0.958                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.635          1.804            98,682
                                                       2005      1.592          1.635            92,752
                                                       2004      1.413          1.592            78,737
                                                       2003      0.970          1.413            14,928
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.294          1.454            33,097
                                                       2005      1.268          1.294            33,097
                                                       2004      1.191          1.268            33,097
                                                       2003      0.977          1.191            33,097
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.158          1.195             9,539
                                                       2005      1.154          1.158             9,539
                                                       2004      1.105          1.154             9,539
                                                       2003      1.010          1.105             9,539
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.331          1.499           331,961
                                                       2005      1.304          1.331           357,933
                                                       2004      1.209          1.304           411,278
                                                       2003      0.967          1.209            48,170
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.423          1.627             8,064
                                                       2005      1.388          1.423             8,642
                                                       2004      1.310          1.388             8,642
                                                       2003      0.966          1.310             8,642
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.989          1.008           362,079
                                                       2005      0.987          0.989           382,852
                                                       2004      0.997          0.987           334,352
                                                       2003      1.000          0.997            18,897

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.472          1.567                --
                                                       2005      1.347          1.472                --
                                                       2004      1.252          1.347                --
                                                       2003      0.951          1.252                --
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.365          1.482             9,713
                                                       2005      1.359          1.365            10,290
                                                       2004      1.257          1.359            10,296
                                                       2003      1.007          1.257             9,918
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.382          1.415                --
                                                       2005      1.342          1.382                --
                                                       2004      1.366          1.342                --
                                                       2003      0.946          1.366                --
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.421          1.597            19,016
                                                       2005      1.341          1.421            19,016
                                                       2004      1.240          1.341            19,016
                                                       2003      0.977          1.240            19,016
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.978          1.002            24,175
                                                       2005      0.972          0.978            24,852
                                                       2004      0.985          0.972            24,852
                                                       2003      0.999          0.985            24,852
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.341          1.491            48,134
                                                       2005      1.301          1.341            62,731
                                                       2004      1.247          1.301            62,758
                                                       2003      0.969          1.247           128,588
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.226          1.326            34,104
                                                       2005      1.201          1.226            36,551
                                                       2004      1.169          1.201            36,551
                                                       2003      0.979          1.169           197,996
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.395          1.573                --
                                                       2005      1.337          1.395                --
                                                       2004      1.239          1.337                --
                                                       2003      0.962          1.239                --
                                                       2002      1.000          0.962                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.285          1.413            55,142
                                                       2005      1.268          1.285            55,748
                                                       2004      1.214          1.268            55,748
                                                       2003      0.961          1.214            30,431
                                                       2002      1.000          0.961                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.380          1.584           290,580
                                                       2005      1.365          1.380           258,906
                                                       2004      1.238          1.365           250,029
                                                       2003      1.021          1.238            18,755

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.612          1.771           462,950
                                                       2005      1.522          1.612           602,227
                                                       2004      1.253          1.522           558,676
                                                       2003      1.012          1.253            30,096

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.521          1.605           126,210

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.346             9,788

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.755          1.926           153,187

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.583          1.617             5,702

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072            14,696

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068            13,471

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.443          1.420            46,456

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.277          1.263            12,733

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.255          1.382           193,097

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           127,500

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.447          1.550             7,808

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.089          1.142                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.151            87,887

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           638,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.554          1.512            71,483

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.063          1.099            53,668

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.320          1.352                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.345          1.359            50,523

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.419          1.450           161,893

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039            28,996

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           203,900

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.274          1.356         1,422,795

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047         1,028,643

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065            77,405

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.110          1.095           231,665
                                                       2005      1.111          1.110           225,093
                                                       2004      1.043          1.111           159,740
                                                       2003      1.002          1.043             6,497

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.071          1.088           555,591
                                                       2005      1.068          1.071           574,292
                                                       2004      1.040          1.068           536,319
                                                       2003      1.012          1.040            52,717
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.562          1.953            73,804
                                                       2005      1.422          1.562            75,118
                                                       2004      1.251          1.422            64,572
                                                       2003      0.994          1.251                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.851          2.125           160,645
                                                       2005      1.767          1.851           175,716
                                                       2004      1.431          1.767           162,126
                                                       2003      0.977          1.431            11,692
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.357          1.443                --
                                                       2005      1.275          1.357            46,791
                                                       2004      1.224          1.275            41,960
                                                       2003      0.967          1.224            11,023
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.353          1.419                --
                                                       2005      1.323          1.353           175,114
                                                       2004      1.230          1.323           183,922
                                                       2003      0.958          1.230                --
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.308          1.345                --
                                                       2005      1.230          1.308            26,320
                                                       2004      1.179          1.230            21,855
                                                       2003      0.967          1.179             2,446
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174                --
                                                       2005      1.045          1.106                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019                --
                                                       2005      1.000          1.017            28,480

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087                --
                                                       2005      1.000          1.051           161,755

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129                --
                                                       2005      1.017          1.084                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046                --
                                                       2005      1.011          1.028                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.075          1.063                --
                                                       2005      1.083          1.075            53,668
                                                       2004      1.076          1.083            53,668
                                                       2003      1.014          1.076            53,668
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.435          1.521                --
                                                       2005      1.309          1.435           128,179
                                                       2004      1.154          1.309           123,977
                                                       2003      0.973          1.154             6,398
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.472          1.554                --
                                                       2005      1.459          1.472           107,840
                                                       2004      1.306          1.459            74,203
                                                       2003      0.974          1.306             6,590
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.236          1.274                --
                                                       2005      1.226          1.236         1,399,762
                                                       2004      1.124          1.226         1,265,778
                                                       2003      0.986          1.124           129,554
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.163          1.255                --
                                                       2005      1.117          1.163            98,144
                                                       2004      0.972          1.117            15,762

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.530          1.755                --
                                                       2005      1.428          1.530           155,122
                                                       2004      1.260          1.428           158,573
                                                       2003      1.001          1.260             8,954
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.366          1.447                --
                                                       2005      1.317          1.366             8,038
                                                       2004      1.211          1.317             7,877
                                                       2003      1.022          1.211                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089                --
                                                       2005      1.000          1.036                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.106          1.115                --
                                                       2005      1.090          1.106            63,092
                                                       2004      0.982          1.090            52,796

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.355          1.411                --
                                                       2005      1.357          1.355            22,596
                                                       2004      1.258          1.357            22,596
                                                       2003      0.969          1.258            18,537
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277                --
                                                       2005      1.000          1.111             5,892

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267                --
                                                       2005      1.005          1.107             5,163

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.274          1.320                --
                                                       2005      1.207          1.274                --
                                                       2004      1.188          1.207                --
                                                       2003      0.966          1.188                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.323          1.332                --
                                                       2005      1.253          1.323                --
                                                       2004      1.196          1.253                --
                                                       2003      0.959          1.196                --
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.608          1.756             9,433
                                                       2005      1.406          1.608             9,433
                                                       2004      1.246          1.406             9,433
                                                       2003      0.991          1.246             9,433
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.881          2.069           541,294
                                                       2005      1.628          1.881           486,945
                                                       2004      1.334          1.628           479,347
                                                       2003      0.986          1.334            43,499
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.246          1.300               --
                                                       2005      1.218          1.246               --
                                                       2004      1.119          1.218               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.301          1.264               --
                                                       2005      1.158          1.301               --
                                                       2004      1.092          1.158               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.471          1.733            9,509
                                                       2005      1.318          1.471            8,186
                                                       2004      1.187          1.318               --
                                                       2003      1.000          1.187               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.437          1.549          189,493
                                                       2005      1.264          1.437          183,683
                                                       2004      1.148          1.264          175,438
                                                       2003      1.000          1.148           37,830

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.281          1.444           88,830
                                                       2005      1.238          1.281           84,261
                                                       2004      1.146          1.238           65,067
                                                       2003      1.000          1.146           38,300

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.547          1.528               --
                                                       2005      1.338          1.547               --
                                                       2004      1.144          1.338               --
                                                       2003      1.000          1.144               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.540          1.998               --
                                                       2005      1.468          1.540               --
                                                       2004      1.142          1.468               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403               --
                                                       2005      1.199          1.293               --
                                                       2004      1.073          1.199               --
                                                       2003      0.996          1.073               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.290          1.435               --
                                                       2005      1.197          1.290           89,553
                                                       2004      1.067          1.197           89,553
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.030          1.191               --
                                                       2005      0.984          1.030               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.332          1.417            8,085
                                                       2005      1.300          1.332            8,089
                                                       2004      1.192          1.300            4,958
                                                       2003      1.000          1.192               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.331          1.541               --
                                                       2005      1.230          1.331            7,100
                                                       2004      1.117          1.230            5,352
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.920          2.406            2,547
                                                       2005      1.540          1.920            2,186
                                                       2004      1.262          1.540            2,186
                                                       2003      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.468          1.745          126,622
                                                       2005      1.362          1.468          125,688
                                                       2004      1.175          1.362          124,988
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.403          1.672               --
                                                       2005      1.317          1.403               --
                                                       2004      1.161          1.317               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.474          1.634               --
                                                       2005      1.345          1.474               --
                                                       2004      1.141          1.345               --
                                                       2003      1.000          1.141               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.341          1.497               --
                                                       2005      1.318          1.341               --
                                                       2004      1.172          1.318               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.087          1.254               --
                                                       2005      1.113          1.087               --
                                                       2004      1.101          1.113               --
                                                       2003      1.000          1.101               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.204          1.265               --
                                                       2005      1.158          1.204               --
                                                       2004      1.151          1.158               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.432          1.582               --
                                                       2005      1.395          1.432               --
                                                       2004      1.234          1.395               --
                                                       2003      1.000          1.234               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.261          1.457               --
                                                       2005      1.239          1.261               --
                                                       2004      1.169          1.239               --
                                                       2003      1.000          1.169               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.290          1.492               --
                                                       2005      1.238          1.290               --
                                                       2004      1.146          1.238               --
                                                       2003      1.000          1.146               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.428          1.576               --
                                                       2005      1.392          1.428               --
                                                       2004      1.236          1.392               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.215          1.364           51,208
                                                       2005      1.191          1.215           49,888
                                                       2004      1.119          1.191           47,432
                                                       2003      1.000          1.119           35,980

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.107          1.142               --
                                                       2005      1.104          1.107               --
                                                       2004      1.057          1.104               --
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.242          1.399               --
                                                       2005      1.218          1.242               --
                                                       2004      1.129          1.218               --
                                                       2003      1.000          1.129               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.268          1.448          110,831
                                                       2005      1.237          1.268          110,831
                                                       2004      1.168          1.237          110,831
                                                       2003      1.000          1.168               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006               --
                                                       2005      0.987          0.988               --
                                                       2004      0.997          0.987               --
                                                       2003      1.000          0.997               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.334          1.419           42,528
                                                       2005      1.221          1.334           40,605
                                                       2004      1.135          1.221           40,605
                                                       2003      1.000          1.135           32,549

  LMPVPIII High Income Subaccount (11/99)............  2006      1.194          1.296            2,478
                                                       2005      1.189          1.194            2,014
                                                       2004      1.101          1.189              167
                                                       2003      1.000          1.101               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.180          1.208            3,588
                                                       2005      1.147          1.180            3,593
                                                       2004      1.168          1.147               --
                                                       2003      1.000          1.168               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.325          1.488            6,552
                                                       2005      1.251          1.325            6,147
                                                       2004      1.158          1.251            6,147
                                                       2003      1.000          1.158               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.986          1.009               --
                                                       2005      0.981          0.986               --
                                                       2004      0.994          0.981               --
                                                       2003      1.000          0.994               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.212          1.347            4,184
                                                       2005      1.177          1.212           11,628
                                                       2004      1.128          1.177            7,392
                                                       2003      1.000          1.128               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.140          1.233               --
                                                       2005      1.118          1.140               --
                                                       2004      1.088          1.118               --
                                                       2003      1.000          1.088               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.281          1.444               --
                                                       2005      1.229          1.281               --
                                                       2004      1.140          1.229               --
                                                       2003      1.000          1.140               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.187          1.303               --
                                                       2005      1.171          1.187               --
                                                       2004      1.122          1.171               --
                                                       2003      1.000          1.122               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.269          1.456          114,321
                                                       2005      1.256          1.269          114,321
                                                       2004      1.140          1.256          114,321
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.484          1.630           49,264
                                                       2005      1.402          1.484           45,463
                                                       2004      1.155          1.402           45,463
                                                       2003      1.000          1.155           32,578

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.434          1.513               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.345               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.611          1.768            1,466

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.528          1.560               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072           12,045

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.338          1.316               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.277          1.262               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.254          1.380               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215              507

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.345          1.440            1,955

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.088          1.141               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.149               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025          129,605

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.344          1.307            3,249

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.015          1.049           21,992

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.252          1.282               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.280          1.292               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.304          1.332               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.220          1.299               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.112          1.096               --
                                                       2005      1.114          1.112               --
                                                       2004      1.045          1.114               --
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.053          1.070            4,670
                                                       2005      1.051          1.053            5,007
                                                       2004      1.024          1.051            2,322
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.472          1.839               --
                                                       2005      1.341          1.472               --
                                                       2004      1.180          1.341               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.598          1.833               --
                                                       2005      1.526          1.598               --
                                                       2004      1.236          1.526               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.259          1.338               --
                                                       2005      1.184          1.259               --
                                                       2004      1.136          1.184               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.243          1.304               --
                                                       2005      1.217          1.243               --
                                                       2004      1.132          1.217               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.244          1.280               --
                                                       2005      1.170          1.244               --
                                                       2004      1.123          1.170               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173               --
                                                       2005      1.045          1.105               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019               --
                                                       2005      1.000          1.017               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.086               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.128               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046               --
                                                       2005      1.011          1.028               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.026          1.015               --
                                                       2005      1.035          1.026           20,698
                                                       2004      1.029          1.035           20,698
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.353          1.434               --
                                                       2005      1.235          1.353               --
                                                       2004      1.089          1.235               --
                                                       2003      1.000          1.089               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.273          1.344               --
                                                       2005      1.263          1.273            3,253
                                                       2004      1.131          1.263               --
                                                       2003      1.000          1.131               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.184          1.220               --
                                                       2005      1.176          1.184               --
                                                       2004      1.078          1.176               --
                                                       2003      1.000          1.078               --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.163          1.254               --
                                                       2005      1.116          1.163               --
                                                       2004      0.972          1.116               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.405          1.611               --
                                                       2005      1.311          1.405            1,469
                                                       2004      1.158          1.311               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.270          1.345               --
                                                       2005      1.225          1.270            1,959
                                                       2004      1.126          1.225              164
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088               --
                                                       2005      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.105          1.114               --
                                                       2005      1.090          1.105               --
                                                       2004      0.982          1.090               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.201          1.251               --
                                                       2005      1.203          1.201               --
                                                       2004      1.116          1.203               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277               --
                                                       2005      1.000          1.111               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.209          1.252               --
                                                       2005      1.146          1.209               --
                                                       2004      1.128          1.146               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.233          1.240           29,606
                                                       2005      1.167          1.233           29,606
                                                       2004      1.115          1.167           29,606
                                                       2003      1.000          1.115               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.471          1.606               --
                                                       2005      1.287          1.471               --
                                                       2004      1.140          1.287               --
                                                       2003      1.000          1.140               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.686          1.854              991
                                                       2005      1.460          1.686               --
                                                       2004      1.197          1.460               --
                                                       2003      1.000          1.197               --

                         SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380          1,344,238
                                                       2004      1.241          1.349          1,236,732
                                                       2003      0.960          1.241            854,793
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      1.000          1.073             14,159

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.000          1.067             10,036

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.030          1.190            882,488
                                                       2005      0.984          1.030            535,471

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.452          1.543          2,136,420
                                                       2005      1.417          1.452          2,752,422
                                                       2004      1.300          1.417          2,926,013
                                                       2003      0.969          1.300          2,045,532
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.671          1.851            256,336
                                                       2005      1.525          1.671            325,878
                                                       2004      1.295          1.525            302,452
                                                       2003      0.983          1.295            210,735
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.000          1.328            316,143

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.147          1.323            769,482
                                                       2005      1.175          1.147            958,647
                                                       2004      1.163          1.175          1,090,467
                                                       2003      0.963          1.163            803,964
                                                       2002      1.000          0.963                 --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.318          1.383            433,647
                                                       2005      1.268          1.318            415,196
                                                       2004      1.260          1.268            418,070
                                                       2003      0.960          1.260            343,672
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.568          1.731            642,308
                                                       2005      1.529          1.568          1,925,628
                                                       2004      1.353          1.529          1,431,235
                                                       2003      0.974          1.353          1,932,845
                                                       2002      1.000          0.974                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.290          1.448          4,498,552
                                                       2005      1.265          1.290          5,498,706
                                                       2004      1.190          1.265          5,459,813
                                                       2003      0.977          1.190          3,761,358
                                                       2002      1.000          0.977                 --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.155          1.190          2,077,266
                                                       2005      1.152          1.155          2,949,751
                                                       2004      1.103          1.152          3,285,089
                                                       2003      1.010          1.103          2,322,848
                                                       2002      1.000          1.010                 --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.419          1.621          5,899,451
                                                       2005      1.385          1.419          7,877,497
                                                       2004      1.309          1.385          7,968,858
                                                       2003      0.966          1.309          5,155,503
                                                       2002      1.000          0.966                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.467          1.561         10,877,430
                                                       2005      1.344          1.467         14,276,616
                                                       2004      1.250          1.344         13,826,694
                                                       2003      0.951          1.250          8,499,681
                                                       2002      1.000          0.951                 --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.361          1.476          4,612,855
                                                       2005      1.356          1.361          6,386,240
                                                       2004      1.256          1.356          7,788,209
                                                       2003      1.007          1.256          6,592,357
                                                       2002      1.000          1.007                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.378          1.409          4,426,285
                                                       2005      1.339          1.378          5,680,350
                                                       2004      1.365          1.339          6,645,934
                                                       2003      0.946          1.365          5,833,245
                                                       2002      1.000          0.946                 --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.417          1.591          2,036,725
                                                       2005      1.338          1.417          2,346,996
                                                       2004      1.239          1.338          2,431,535
                                                       2003      0.977          1.239          1,359,130
                                                       2002      1.000          0.977                 --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.975          0.998          4,229,317
                                                       2005      0.970          0.975          4,465,139
                                                       2004      0.984          0.970          4,211,420
                                                       2003      0.999          0.984          1,823,049
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.337          1.485         32,001,511
                                                       2005      1.299          1.337         43,926,576
                                                       2004      1.245          1.299         46,071,792
                                                       2003      0.969          1.245         27,451,413
                                                       2002      1.000          0.969                 --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.222          1.320         22,674,396
                                                       2005      1.199          1.222         33,731,401
                                                       2004      1.168          1.199         36,358,325
                                                       2003      0.979          1.168         21,544,810
                                                       2002      1.000          0.979                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.390          1.566          6,002,840
                                                       2005      1.335          1.390          6,579,990
                                                       2004      1.238          1.335          6,146,467
                                                       2003      0.962          1.238          2,247,747
                                                       2002      1.000          0.962                 --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.282          1.407          2,933,449
                                                       2005      1.266          1.282          3,977,421
                                                       2004      1.213          1.266          4,007,483
                                                       2003      0.961          1.213          2,004,819
                                                       2002      1.000          0.961                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.000          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.000          1.252          1,952,789

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.516          1.599            283,349

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.749          1.919          1,801,813

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.577          1.610            104,121

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.071          8,273,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.276          1.261              5,594

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.252          1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215          1,398,702

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.443          1.544            364,214

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.549          1.506            542,114

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.059          1.095          3,074,482

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.316          1.347            123,841

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.341          1.353            795,413

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055          1,022,330

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064            762,350

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.000          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          3,736,527
                                                       2004      1.075          1.081          4,402,977
                                                       2003      1.014          1.075          3,045,120
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.000          1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            115,076
                                                       2004      1.186          1.205            112,791
                                                       2003      0.966          1.186            100,752
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.319          1.327            451,467
                                                       2005      1.250          1.319            507,517
                                                       2004      1.195          1.250            506,602
                                                       2003      0.959          1.195            456,247
                                                       2002      1.000          0.959                 --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.603          1.749          2,570,198
                                                       2005      1.403          1.603          2,800,005
                                                       2004      1.244          1.403          2,137,831
                                                       2003      0.991          1.244          1,545,964
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

ANNUAL REPORT
December 31, 2006

                       MetLife of CT Separate Account Ten
                             for Variable Annuities
                                       of
                 MetLife Life and Annuity Company of Connecticut

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyholders of
MetLife of CT Separate Account Ten for Variable Annuities and the Board of Directors of MetLife Life and Annuity Company of Connecticut:

We have audited the accompanying statement of assets and liabilities of the Subaccounts (as disclosed in AppendixA) comprising MetLife of CT Separate Account Ten for Variable Annuities (formerly, The Travelers Separate Account Ten for Variable Annuities) (the "Separate Account") of MetLife Life and Annuity Company of Connecticut (formerly, The Travelers Life and Annuity Company) ("MLAC") as of December 31, 2006, the related statement of operations for the period in the year then ended, and the statements of changes in net assets for each of the periods in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in footnote 5 for the periods in the three years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts comprising the Separate Account of MLAC as of December 31, 2006, the results of their operations for the period in the year then ended, and the changes in their net assets for each of the periods in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 19, 2007
(December 7, 2007 as to Note 7)

                                   APPENDIX A

AIM V.I. Capital Appreciation Subaccount (Series II)
AIM V.I. Core Equity Subaccount (Series I)
AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Premier Equity Subaccount (Series I)
AllianceBernstein Growth and Income Subaccount (Class B) AllianceBernstein Large-Cap Growth Subaccount (Class B)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Capital Appreciation Fund
Credit Suisse Trust Emerging Markets Subaccount
Delaware VIP REIT Subaccount (Standard Class)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
FAMVS Mercury Global Allocation V.I. Subaccount (Class III)
FAMVS Mercury Value Opportunities V.I. Subaccount (Class III)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Mutual Shares Securities Subaccount (Class 2)
FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
FTVIPT Templeton Growth Securities Subaccount (Class 2)
High Yield Bond Trust
Janus Aspen Balanced Subaccount (Service Shares)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
Lazard Retirement Small Cap Subaccount
LMPIS Dividend Strategy Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPI Investors Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPI Small Cap Growth Subaccount (Class I)
LMPVPI Total Return Subaccount (Class II)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPII Appreciation Subaccount
LMPVPII Diversified Strategic Income Subaccount
LMPVPII Equity Index Subaccount (Class II)
LMPVPII Fundamental Value Subaccount
LMPVPII Growth and Income Subaccount (Class I)
LMPVPIII Adjustable Rate Income Subaccount
LMPVPIII Aggressive Growth Subaccount
LMPVPIII High Income Subaccount
LMPVPIII International All Cap Growth Subaccount
LMPVPIII Large Cap Growth Subaccount
LMPVPIII Large Cap Value Subaccount
LMPVPIII Mid Cap Core Subaccount
LMPVPIII Money Market Subaccount
LMPVPIV Multiple Discipline Subaccount-All Cap Growth and Value
LMPVPIV Multiple Discipline Subaccount-Balanced All Cap Growth and Value LMPVPIV Multiple Discipline Subaccount-Global All Cap Growth and Value LMPVPIV Multiple Discipline Subaccount-Large Cap Growth and Value
LMPVPV Small Cap Growth Opportunities Subaccount
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
Managed Assets Trust
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Capital Appreciation Subaccount (Class A)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS(R) Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
Money Market Portfolio
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)
MSF MFS(R) Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
MSF Western Asset Management U.S. Government Subaccount (Class A) Oppenheimer Capital Appreciation Subaccount/VA (Service Shares) Oppenheimer Global Securities Subaccount/VA (Service Shares)
Oppenheimer Main Street/VA Subaccount ( Service Shares)
PIMCO VIT Real Return Subaccount (Administrative Class)
PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Balanced VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Europe VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)

Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer Growth Shares VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Small Company VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT Discovery Growth Subaccount (Class IB)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)
Travelers AIM Capital Appreciation Subaccount
Travelers Convertible Securities Subaccount
Travelers Disciplined Mid Cap Stock Subaccount
Travelers Equity Income Subaccount
Travelers Federated High Yield Subaccount
Travelers Federated Stock Subaccount
Travelers Large Cap Subaccount
Travelers Managed Allocation Series: Aggressive Subaccount
Travelers Managed Allocation Series: Conservative Subaccount
Travelers Managed Allocation Series: Moderate Subaccount
Travelers Managed Allocation Series: Moderate-Aggressive Subaccount Travelers Managed Allocation Series: Moderate-Conservative Subaccount Travelers Managed Income Subaccount
Travelers Mercury Large Cap Core Subaccount
Travelers MFS(R) Mid Cap Growth Subaccount
Travelers MFS(R) Total Return Subaccount
Travelers MFS(R) Value Subaccount
Travelers Mondrian International Stock Subaccount
Travelers Pioneer Fund Subaccount
Travelers Pioneer Mid Cap Value Subaccount
Travelers Pioneer Strategic Income Subaccount
Travelers Quality Bond Subaccount
Travelers Strategic Equity Subaccount
Travelers Style Focus Series: Small Cap Growth Subaccount
Travelers Style Focus Series: Small Cap Value Subaccount
Travelers U.S. Government Securities Subaccount
Travelers Van Kampen Enterprise Subaccount
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)
VIP Contrafund(R) Subaccount (Service Class 2)
VIP Contrafund(R) Subaccount (Service Class)
VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
VIP Mid Cap Subaccount (Service Class 2)

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF ASSETS AND LIABILITIES
                                December 31, 2006

                                             AIM V.I. Capital      AIM V.I.     AIM V.I. Mid Cap    American Funds
                                               Appreciation      Core Equity       Core Equity       Global Growth
                                                Subaccount        Subaccount       Subaccount         Subaccount
                                                (Series II)       (Series I)       (Series II)         (Class 2)
                                             ----------------    -----------    ----------------    --------------
Assets:
   Investments at market value...........    $        541,988    $   792,715    $        345,911    $   42,139,684
                                             ----------------    -----------    ----------------    --------------
         Total Assets....................             541,988        792,715             345,911        42,139,684
                                             ----------------    -----------    ----------------    --------------
Liabilities:
   Payables:
      Insurance charges..................                  59             66                  39             3,803
      Administrative fees................                   5              7                   3               346
   Due to MetLife Life and Annuity
      Company of Connecticut.............                  --             --                  --                --
                                             ----------------    -----------    ----------------    --------------
         Total Liabilities...............                  64             73                  42             4,149
                                             ----------------    -----------    ----------------    --------------
Net Assets:                                  $        541,924    $   792,642    $        345,869    $   42,135,535
                                             ================    ===========    ================    ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                       American Funds   American Funds                            Dreyfus VIF
                                           Growth        Growth-Income    Credit Suisse Trust     Appreciation
                                         Subaccount       Subaccount       Emerging Markets        Subaccount
                                          (Class 2)        (Class 2)          Subaccount        (Initial Shares)
                                       --------------   --------------    -------------------   ----------------
Assets:
  Investments at market value ......   $  104,983,515   $  106,691,405    $           106,334   $        564,949
                                       --------------   --------------    -------------------   ----------------
      Total Assets .................      104,983,515      106,691,405                106,334            564,949
                                       --------------   --------------    -------------------   ----------------
Liabilities:
  Payables:
    Insurance charges ..............            9,971           10,048                     10                 61
    Administrative fees ............              863              877                      1                  5
  Due to MetLife Life and Annuity
    Company of Connecticut .........               --               --                     50                 --
                                       --------------   --------------    -------------------   ----------------
      Total Liabilities ............           10,834           10,975                     11                 66
                                       --------------   --------------    -------------------   ----------------
Net Assets:                            $  104,972,681   $  106,680,430    $           106,323   $        564,883
                                       ==============   ==============    ===================   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                         FTVIPT  Franklin   FTVIPT  Franklin
   Dreyfus VIF        FTVIPT Franklin    Rising Dividends    Small-Mid Cap        FTVIPT Templeton       FTVIPT Templeton
Developing Leaders   Income Securities      Securities      Growth Securities    Developing Markets     Foreign Securities
    Subaccount          Subaccount          Subaccount         Subaccount       Securities Subaccount       Subaccount
 (Initial Shares)        (Class 2)           (Class 2)          (Class 2)             (Class 2)             (Class 2)
------------------   -----------------   ----------------   -----------------   ---------------------   ------------------
$        1,155,504   $       3,413,188   $      1,080,268   $      10,122,754   $           9,120,347   $       24,895,926
------------------   -----------------   ----------------   -----------------   ---------------------   ------------------
         1,155,504           3,413,188          1,080,268          10,122,754               9,120,347           24,895,926
------------------   -----------------   ----------------   -----------------   ---------------------   ------------------

               115                 321                129                 952                     868                2,367
                10                  29                  9                  83                      75                  205

                --                  --                 --                  --                      --                   --
------------------   -----------------   ----------------   -----------------   ---------------------   ------------------
               125                 350                138               1,035                     943                2,572
------------------   -----------------   ----------------   -----------------   ---------------------   ------------------
$        1,155,379   $       3,412,838   $      1,080,130   $      10,121,719   $           9,119,404   $       24,893,354
==================   =================   ================   =================   =====================   ==================

    The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                       Janus Aspen Global      Janus Aspen        Janus Aspen        Janus Aspen
                                         Life Sciences      Global Technology    Mid Cap Growth    Worldwide Growth
                                           Subaccount           Subaccount         Subaccount         Subaccount
                                        (Service Shares)     (Service Shares)   (Service Shares)   (Service Shares)
                                       ------------------   -----------------   ----------------   ----------------
Assets:
  Investments at market value ......   $           52,047   $         101,840   $      3,119,162   $        197,455
                                       ------------------   -----------------   ----------------   ----------------
      Total Assets .................               52,047             101,840          3,119,162            197,455
                                       ------------------   -----------------   ----------------   ----------------
Liabilities:
  Payables:
    Insurance charges ..............                    6                  11                247                 22
    Administrative fees ............                   --                  --                 26                  2
  Due to MetLife Life and Annuity
    Company of Connecticut .........                   --                  --                 --                 --
                                       ------------------   -----------------   ----------------   ----------------
      Total Liabilities ............                    6                  11                273                 24
                                       ------------------   -----------------   ----------------   ----------------
Net Assets:                            $           52,041   $         101,829   $      3,118,889   $        197,431
                                       ==================   =================   ================   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

      LMPIS           LMPIS Premier        LMPVPV Small Cap     LMPVPI All Cap   LMPVPI All Cap   LMPVPI Investors
Dividend Strategy   Selections All Cap   Growth Opportunities     Subaccount       Subaccount        Subaccount
    Subaccount      Growth Subaccount          Subaccount          (Class I)       (Class II)        (Class I)
-----------------   ------------------   --------------------   --------------   --------------   ----------------
$       2,090,032   $        2,705,751   $          3,117,779   $   14,438,787   $      127,400   $     10,538,895
-----------------   ------------------   --------------------   --------------   --------------   ----------------
        2,090,032            2,705,751              3,117,779       14,438,787          127,400         10,538,895
-----------------   ------------------   --------------------   --------------   --------------   ----------------

              211                  256                    302            1,250               14                941
               17                   22                     26              118                1                 87

               --                   --                     --               --               --                 --
-----------------   ------------------   --------------------   --------------   --------------   ----------------
              228                  278                    328            1,368               15              1,028
-----------------   ------------------   --------------------   --------------   --------------   ----------------
$       2,089,804   $        2,705,473   $          3,117,451   $   14,437,419   $      127,385   $     10,537,867
=================   ==================   ====================   ==============   ==============   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                 LMPVPI             LMPVPI           LMPVPI           LMPVPII
                                            Large Cap Growth   Small Cap Growth   Total Return   Aggressive Growth
                                               Subaccount         Subaccount       Subaccount        Subaccount
                                                (Class I)          (Class I)       (Class II)        (Class I)
                                            ----------------   ----------------   ------------   -----------------
Assets:
  Investments at market value............   $        354,928   $      5,376,943   $    639,857   $         810,766
                                            ----------------   ----------------   ------------   -----------------
      Total Assets.......................            354,928          5,376,943        639,857             810,766
                                            ----------------   ----------------   ------------   -----------------
Liabilities:
  Payables:
    Insurance charges....................                 37                514             78                  87
    Administrative fees..................                  3                 44              5                   7
  Due to MetLife Life and Annuity
    Company of Connecticut...............                 --                 --             --                  --
                                            ----------------   ----------------   ------------   -----------------
      Total Liabilities..................                 40                558             83                  94
                                            ----------------   ----------------   ------------   -----------------
Net Assets:                                 $        354,888   $      5,376,385   $    639,774   $         810,672
                                            ================   ================   ============   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

     LMPVPII                           LMPVPII          LMPVPII                                LMPVPII
Aggressive Growth     LMPVPII        Diversified      Equity Index        LMPVPII        Growth and Income
    Subaccount      Appreciation   Strategic Income    Subaccount    Fundamental Value       Subaccount
    (Class II)       Subaccount       Subaccount       (Class II)       Subaccount           (Class I)
-----------------   ------------   ----------------   ------------   -----------------   -----------------
$         728,123   $ 30,362,645   $     12,610,759   $ 13,807,754   $      41,275,234   $          60,214
-----------------   ------------   ----------------   ------------   -----------------   -----------------
          728,123     30,362,645         12,610,759     13,807,754          41,275,234              60,214
-----------------   ------------   ----------------   ------------   -----------------   -----------------

               84          2,732              1,084          1,253               3,643                   6
                6            250                104            113                 339                   1

               --             --                 --             --                  --                  --
-----------------   ------------   ----------------   ------------   -----------------   -----------------
               90          2,982              1,188          1,366               3,982                   7
-----------------   ------------   ----------------   ------------   -----------------   -----------------
$         728,033   $ 30,359,663   $     12,609,571   $ 13,806,388   $      41,271,252   $          60,207
=================   ============   ================   ============   =================   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                              LMPVPIII                                            LMPVPIII
                                             Adjustable         LMPVPIII          LMPVPIII      International
                                            Rate Income    Aggressive Growth    High Income    All Cap Growth
                                             Subaccount       Subaccount        Subaccount       Subaccount
                                            ------------   -----------------    ------------   --------------
Assets:
  Investments at market value............   $  4,113,031   $      62,040,247   $  20,537,704   $    2,788,611
                                            ------------   -----------------   -------------   --------------
      Total Assets.......................      4,113,031          62,040,247      20,537,704        2,788,611
                                            ------------   -----------------   -------------   --------------
Liabilities:
  Payables:
    Insurance charges....................            423               5,589           1,965              209
    Administrative fees..................             33                 510             169               23
  Due to MetLife Life and Annuity
    Company of Connecticut...............             --                  --              --               --
                                            ------------   -----------------   -------------   --------------
      Total Liabilities..................            456               6,099           2,134              232
                                            ------------   -----------------   -------------   --------------
Net Assets:                                 $  4,112,575   $      62,034,148   $ 20, 535,570   $    2,788,379
                                            ============   =================   =============   ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                            LMPVPIV             LMPVPIV Multiple
    LMPVPIII           LMPVPIII         LMPVPIII         LMPVPIII      Multiple Discipline   Discipline Subaccount-
Large Cap Growth   Large Cap Value    Mid Cap Core     Money Market    Subaccount-All Cap       Balanced All Cap
   Subaccount        Subaccount        Subaccount       Subaccount      Growth and Value        Growth and Value
----------------   ---------------   --------------   --------------   -------------------  -----------------------
$     22,030,722   $     7,998,632   $   14,947,824   $   14,865,502   $        93,647,486   $           65,919,573
----------------   ---------------   --------------   --------------   -------------------   ----------------------
      22,030,722         7,998,632       14,947,824       14,865,502            93,647,486               65,919,573
----------------   ---------------   --------------   --------------   -------------------   ----------------------

           1,954               601            1,312            1,355                 9,726                    6,806
             181                66              123              125                   769                      542
              --                --               --               --                    --                       --
----------------   ---------------   --------------   --------------   -------------------   ----------------------
           2,135               667            1,435            1,480                10,495                    7,348
----------------   ---------------   --------------   --------------   -------------------   ----------------------
$     22,028,587   $     7,997,965   $   14,946,389   $   14,864,022   $        93,636,991   $           65,912,225
================   ===============   ==============   ==============   ===================   ======================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                 LMPVPIV               LMPVPIV         Lord Abbett
                                           Multiple Discipline   Multiple Discipline    Growth and     Lord Abbett
                                               Subaccount-           Subaccount-          Income      Mid-Cap Value
                                              Global All Cap           Large Cap        Subaccount     Subaccount
                                             Growth and Value      Growth and Value     (Class VC)     (Class VC)
                                           -------------------   -------------------   ------------   -------------
Assets:
   Investments at market value..........   $        23,791,868   $         9,319,928   $ 12,356,830   $  16,406,979
                                           -------------------   -------------------   ------------   -------------
         Total Assets...................            23,791,868             9,319,928     12,356,830      16,406,979
                                           -------------------   -------------------   ------------   -------------
Liabilities:
   Payables:
      Insurance charges.................                 2,438                   954          1,303           1,677
      Administrative fees...............                   195                    77            102             135
   Due to MetLife Life and Annuity
      Company of Connecticut............                    --                    --             30              20
                                           -------------------   -------------------   ------------   -------------
         Total Liabilities..............                 2,633                 1,031          1,435           1,832
                                           -------------------   -------------------   ------------   -------------
Net Assets:                                $        23,789,235   $         9,318,897   $ 12,355,395   $  16,405,147
                                           ===================   ===================   ============   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

    MIST                                                              MIST Harris        MIST
 Batterymarch   MIST BlackRock    MIST BlackRock     MIST Dreman        Oakmark      Janus Capital
Mid-Cap Stock     High Yield      Large-Cap Core   Small-Cap Value   International   Appreciation
  Subaccount      Subaccount        Subaccount        Subaccount       Subaccount      Subaccount
  (Class A)        (Class A)        (Class A)         (Class A)        (Class A)       (Class A)
-------------   --------------   ---------------   ---------------   -------------   -------------
$   1,141,235   $    1,688,622   $     3,068,132   $       478,509   $   8,866,175   $     933,493
-------------   --------------   ---------------   ---------------   -------------   -------------
    1,141,235        1,688,622         3,068,132           478,509       8,866,175         933,493
-------------   --------------   ---------------   ---------------   -------------   -------------

          116              180               267                48             861              93
            9               14                25                 4              73               8

           --               --                --                --              --              --
-------------   --------------   ---------------   ---------------   -------------   -------------
          125              194               292                52             934             101
-------------   --------------   ---------------   ---------------   -------------   -------------
$   1,141,110   $    1,688,428   $     3,067,840   $       478,457   $   8,865,241   $     933,392
=============   ==============   ===============   ===============   =============   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                            MIST Legg Mason    MIST Lord Abbett   MIST Lord Abbett    MIST Lord Abbett
                                            Partners Managed    Bond Debenture    Growth and Income    Mid-Cap Value
                                           Assets Subaccount      Subaccount         Subaccount          Subaccount
                                               (Class A)           (Class A)          (Class B)           (Class B)
                                           -----------------   ----------------   -----------------   ----------------
Assets:
   Investments at market value..........   $          21,201   $      2,393,359   $      24,646,278   $        346,157
                                           -----------------   ----------------   -----------------   ----------------
         Total Assets...................              21,201          2,393,359          24,646,278            346,157
                                           -----------------   ----------------   -----------------   ----------------
Liabilities:
   Payables:
      Insurance charges.................                   2                260               2,463                 32
      Administrative fees...............                  --                 20                 202                  3
   Due to MetLife Life and Annuity
      Company of Connecticut............                  --                 --                  --                 --
                                           -----------------   ----------------   -----------------   ----------------
         Total Liabilities..............                   2                280               2,665                 35
                                           -----------------   ----------------   -----------------   ----------------
Net Assets:                                $          21,199   $      2,393,079   $      24,643,613   $        346,122
                                           =================   ================   =================   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

    MIST Met/AIM         MIST Met/AIM                           MIST Neuberger       MIST Oppenheimer
Capital Appreciation   Small Cap Growth   MIST MFS(R) Value   Berman Real Estate   Capital Appreciation     MIST Pioneer
    Subaccount           Subaccount          Subaccount           Subaccount            Subaccount        Fund Subaccount
      (Class A)            (Class A)          (Class A)            (Class A)             (Class B)           (Class A)
--------------------   ----------------   -----------------   ------------------   --------------------   ---------------
$          4,068,542   $        105,166   $       3,880,722   $        4,335,852   $            230,545   $     1,647,026
--------------------   ----------------   -----------------   ------------------   --------------------   ---------------
           4,068,542            105,166           3,880,722            4,335,852                230,545         1,647,026
--------------------   ----------------   -----------------   ------------------   --------------------   ---------------

                 323                 12                 369                  449                     25               161
                  33                  1                  32                   35                      2                13

                  --                 --                  --                   --                     --                --
--------------------   ----------------   -----------------   ------------------   --------------------   ---------------
                 356                 13                 401                  484                     27               174
--------------------   ----------------   -----------------   ------------------   --------------------   ---------------
$          4,068,186   $        105,153   $       3,880,321   $        4,335,368   $            230,518   $     1,646,852
====================   ================   =================   ==================   ====================   ===============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                             MIST Pioneer     MIST Pioneer     MIST Third Avenue     MSF BlackRock
                                            Mid-Cap Value   Strategic Income    Small Cap Value    Aggressive Growth
                                             Subaccount        Subaccount         Subaccount          Subaccount
                                              (Class A)         (Class A)          (Class B)           (Class D)
                                            -------------   ----------------   -----------------   -----------------
Assets:
   Investments at market value...........   $     162,786   $      3,465,917   $       6,807,201   $       5,078,478
                                            -------------   ----------------   -----------------   -----------------
         Total Assets....................         162,786          3,465,917           6,807,201           5,078,478
                                            -------------   ----------------   -----------------   -----------------
Liabilities:
   Payables:
      Insurance charges..................              17                319                 707                 424
      Administrative fees................               1                 28                  56                  42
   Due to MetLife Life and Annuity
      Company of Connecticut.............              --                 --                  --                  --
                                            -------------   ----------------   -----------------   -----------------
         Total Liabilities...............              18                347                 763                 466
                                            -------------   ----------------   -----------------   -----------------
Net Assets:                                 $     162,768   $      3,465,570   $       6,806,438   $       5,078,012
                                            =============   ================   =================   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

MSF BlackRock   MSF BlackRock   MSF BlackRock       MSF Capital           MSF FI        MSF FI Value
 Bond Income     Bond Income    Money Market    Guardian U.S. Equity     Large Cap        Leader
 Subaccount      Subaccount      Subaccount         Subaccount          Subaccount      Subaccount
 (Class A)        (Class E)       (Class A)          (Class A)           (Class A)       (Class D)
-------------   -------------   -------------   --------------------   -------------   -------------
$   2,396,722   $  14,434,494   $   2,174,029   $          2,151,232   $  11,510,646   $  14,011,694
-------------   -------------   -------------   --------------------   -------------   -------------
    2,396,722      14,434,494       2,174,029              2,151,232      11,510,646      14,011,694
-------------   -------------   -------------   --------------------   -------------   -------------

          253           1,335             244                    168             910           1,299
           20             119              18                     18              95             115

           --              --              --                     --              --          15,000
-------------   -------------   -------------   --------------------   -------------   -------------
          273           1,454             262                    186           1,005           1,414
-------------   -------------   -------------   --------------------   -------------   -------------
$   2,396,449   $  14,433,040   $   2,173,767   $          2,151,046   $  11,509,641   $  14,010,280
=============   =============   =============   ====================   =============   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                    MSF MetLife        MSF MetLife        MSF MetLife
                                                 MSF MetLife        Conservative     Conservative to       Moderate
                                            Aggressive Allocation    Allocation    Moderate Allocation    Allocation
                                                 Subaccount          Subaccount        Subaccount         Subaccount
                                                  (Class B)           (Class B)         (Class B)          (Class B)
                                            ---------------------   ------------   -------------------   -------------
Assets:
   Investments at market value...........   $             976,313   $    379,903   $           564,718   $   4,101,861
                                            ---------------------   ------------   -------------------   -------------
         Total Assets....................                 976,313        379,903               564,718       4,101,861
                                            ---------------------   ------------   -------------------   -------------
Liabilities:
   Payables:
      Insurance charges..................                      99             39                    69             440
      Administrative fees................                       8              3                     5              34
   Due to MetLife Life and Annuity
      Company of Connecticut.............                      --             --                    --              --
                                            ---------------------   ------------   -------------------   -------------
         Total Liabilities...............                     107             42                    74             474
                                            ---------------------   ------------   -------------------   -------------
Net Assets:                                 $             976,206   $    379,861   $           564,644   $   4,101,387
                                            =====================   ============   ===================   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

     MSF MetLife                                                                 MSF Western Asset   MSF Western Asset
     Moderate to        MSF MFS(R) Total   MSF Oppenheimer   MSF T. Rowe Price    Management High     Management U.S.
Aggressive Allocation        Return         Global Equity     Large Cap Growth      Yield Bond          Government
     Subaccount            Subaccount        Subaccount         Subaccount          Subaccount          Subaccount
      (Class B)            (Class F)          (Class B)          (Class B)           (Class A)           (Class A)
---------------------   ----------------   ---------------   -----------------   -----------------   -----------------
$           6,450,057   $     61,565,979   $     7,964,565   $       6,722,584   $         206,706   $          73,832
---------------------   ----------------   ---------------   -----------------   -----------------   -----------------
            6,450,057         61,565,979         7,964,565           6,722,584             206,706              73,832
---------------------   ----------------   ---------------   -----------------   -----------------   -----------------

                  634              5,714               800                 517                  22                   8
                   53                506                66                  56                   2                   1

                   --                 40                --                  --                  --                  --
---------------------   ----------------   ---------------   -----------------   -----------------   -----------------
                  687              6,260               866                 573                  24                   9
---------------------   ----------------   ---------------   -----------------   -----------------   -----------------
$           6,449,370   $     61,559,719   $     7,963,699   $       6,722,011   $         206,682   $          73,823
=====================   ================   ===============   =================   =================   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                             Pioneer America   Pioneer Cullen
                                               PIMCO VIT Real           PIMCO VIT Total         Income VCT        Value VCT
                                              Return Subaccount        Return Subaccount        Subaccount       Subaccount
                                           (Administrative Class)   (Administrative Class)      (Class II)       (Class II)
                                           ----------------------   ----------------------   ---------------   --------------
Assets:
   Investments at market value..........   $           12,326,570   $           55,495,704   $       283,272   $      289,261
                                           ----------------------   ----------------------   ---------------   --------------
         Total Assets...................               12,326,570               55,495,704           283,272          289,261
                                           ----------------------   ----------------------   ---------------   --------------
Liabilities:
   Payables:
      Insurance charges.................                    1,194                    5,272                31               33
      Administrative fees...............                      102                      456                 2                2
   Due to MetLife Life and Annuity
      Company of Connecticut............                       --                       --                --               --
                                           ----------------------   ----------------------   ---------------   --------------
         Total Liabilities..............                    1,296                    5,748                33               35
                                           ----------------------   ----------------------   ---------------   --------------
Net Assets:                                $           12,325,274   $           55,489,956   $       283,239   $      289,226
                                           ======================   ======================   ===============   ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

Pioneer Emerging   Pioneer Equity                      Pioneer Global High   Pioneer Growth
  Markets VCT        Income VCT     Pioneer Fund VCT        Yield VCT          Shares VCT      Pioneer High Yield
   Subaccount        Subaccount        Subaccount           Subaccount         Subaccount       VCT Subaccount
   (Class II)        (Class II)        (Class II)           (Class II)         (Class II)         (Class II)
----------------   --------------   ----------------   -------------------   --------------   -------------------
$        245,879   $      917,008   $        572,753   $            98,743   $       94,876   $         1,023,098
----------------   --------------   ----------------   -------------------   --------------   -------------------
         245,879          917,008            572,753                98,743           94,876             1,023,098
----------------   --------------   ----------------   -------------------   --------------   -------------------

              28              104                 64                    12               10                   109
               2                8                  5                     1                1                     9

              --               --                 --                    --               --                    --
----------------   --------------   ----------------   -------------------   --------------   -------------------
              30              112                 69                    13               11                   118
----------------   --------------   ----------------   -------------------   --------------   -------------------
$        245,849   $      916,896   $        572,684   $            98,730   $       94,865   $         1,022,980
================   ==============   ================   ===================   ==============   ===================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                  Pioneer               Pioneer              Pioneer           Pioneer
                                            Ibbotson Aggressive     Ibbotson Growth     Ibbotson Moderate   International
                                                  Allocation          Allocation           Allocation         Value VCT
                                               VCT Subaccount       VCT Subaccount        VCT Subaccount      Subaccount
                                                 (Class II)           (Class II)            (Class II)        (Class II)
                                            -------------------   -------------------   -----------------   -------------
Assets:
  Investments at market value............   $           437,908   $         3,050,290   $       3,946,021   $     146,656
                                            -------------------   -------------------   -----------------   -------------
      Total Assets.......................               437,908             3,050,290           3,946,021         146,656
                                            -------------------   -------------------   -----------------   -------------
Liabilities:
  Payables:
    Insurance charges....................                    50                   345                 494              16
    Administrative fees..................                     4                    22                  33               1
  Due to MetLife Life and Annuity
    Company of Connecticut...............                    --               335,701                  --              --
                                            -------------------   -------------------   -----------------   -------------
      Total Liabilities..................                    54               336,068                 527              17
                                            -------------------   -------------------   -----------------   -------------
Net Assets:                                 $           437,854   $         2,714,222   $       3,945,494   $     146,639
                                            ===================   ===================   =================   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                        Pioneer Oak                            Pioneer Small    Pioneer
 Pioneer Mid Cap          Ridge          Pioneer Real Estate    and Mid Cap     Small Cap   Pioneer Strategic
    Value VCT        Large Cap Growth        Shares VCT          Growth VCT     Value VCT       Income VCT
   Subaccount         VCT Subaccount         Subaccount          Subaccount    Subaccount       Subaccount
   (Class II)           (Class II)           (Class II)          (Class II)    (Class II)       (Class II)
-----------------   ------------------   -------------------   -------------   ----------   -----------------
$         353,640   $          401,005   $           309,228   $      86,836   $  278,991   $       1,444,618
-----------------   ------------------   -------------------   -------------   ----------   -----------------
          353,640              401,005               309,228          86,836      278,991           1,444,618
-----------------   ------------------   -------------------   -------------   ----------   -----------------

               41                   43                    34               9           31                 162
                3                    4                     3              --            2                  12

               --                                         --              --           --                  --
-----------------   ------------------   -------------------   -------------   ----------   -----------------
               44                   47                    37               9           33                 174
-----------------   ------------------   -------------------   -------------   ----------   -----------------
$         353,596   $          400,958   $           309,191   $      86,827   $  278,958   $       1,444,444
=================   ==================   ===================   =============   ==========   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                            Putnam VT
                                                                       Putnam VT          International          Putnam VT
                                             Pioneer Value VCT     Discovery Growth           Equity             Small Cap
                                                Subaccount            Subaccount            Subaccount        Value Subaccount
                                                (Class II)            (Class IB)            (Class IB)           (Class IB)
                                            -------------------   -------------------   -----------------   -------------------
Assets:
  Investments at market value............   $           483,816   $           184,479   $       4,495,207   $         7,989,845
                                            -------------------   -------------------   -----------------   -------------------
      Total Assets.......................               483,816               184,479           4,495,207             7,989,845
                                            -------------------   -------------------   -----------------   -------------------
Liabilities:
  Payables:
    Insurance charges....................                    56                    16                 436                   751
    Administrative fees..................                     4                     2                  37                    66
  Due to MetLife Life and Annuity
    Company of Connecticut...............                    --                    --                  --                    --
                                            -------------------   -------------------   -----------------   -------------------
      Total Liabilities..................                    60                    18                 473                   817
                                            -------------------   -------------------   -----------------   -------------------
Net Assets:                                 $           483,756   $           184,461   $       4,494,734   $         7,989,028
                                            ===================   ===================   =================   ===================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

 Van Kampen LIT       Van Kampen LIT        Van Kampen LIT                                               VIP Dynamic Capital
   Comstock             Enterprise        Strategic Growth      VIP Contrafund(R)    VIP Contrafund(R)      Appreciation
   Subaccount           Subaccount           Subaccount            Subaccount           Subaccount            Subaccount
  (Class II)            (Class II)            (Class I)         (Service Class 2)     (Service Class)     (Service Class 2)
-----------------   ------------------   -------------------   -------------------   -----------------   -------------------
$       4,377,613   $           99,844   $         5,493,400   $         4,081,172   $      16,770,421   $           409,893
-----------------   ------------------   -------------------   -------------------   -----------------   -------------------
        4,377,613               99,844             5,493,400             4,081,172          16,770,421               409,893
-----------------   ------------------   -------------------   -------------------   -----------------   -------------------

              479                   10                   427                   436               1,538                    41
               36                    1                    45                    34                 138                     3

               40                   --                    --                    --                  --                    --
-----------------   ------------------   -------------------   -------------------   -----------------   -------------------
              555                   11                   472                   470               1,676                    44
-----------------   ------------------   -------------------   -------------------   -----------------   -------------------
$       4,377,058   $           99,833   $         5,492,928   $         4,080,702   $      16,768,745   $           409,849
=================   ==================   ===================   ===================   =================   ===================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Concluded)
                                December 31, 2006

                                                                  VIP Mid Cap
                                                                  Subaccount
                                                               (Service Class 2)
                                                               -----------------
Assets:
   Investments at market value ...............................   $ 20,353,205
                                                                 ------------
         Total Assets ........................................     20,353,205
                                                                 ------------
Liabilities:
   Payables:
      Insurance charges ......................................          2,004
      Administrative fees ....................................            167
   Due to MetLife Life and Annuity
      Company of Connecticut .................................             --
                                                                 ------------
         Total Liabilities ...................................          2,171
                                                                 ------------
Net Assets:                                                      $ 20,351,034
                                                                 ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                             STATEMENT OF OPERATIONS
                      For the year ended December 31, 2006

                                                AIM V.I.                     AIM V.I.
                                                Capital        AIM V.I.      Mid Cap        AIM V.I.
                                             Appreciation   Core Equity   Core Equity    Premier Equity
                                              Subaccount     Subaccount    Subaccount      Subaccount
                                              (Series II)    (Series I)    (Series II)     (Series I)
                                             ------------   -----------   ------------   --------------
Investment Income:
   Dividends .............................   $         --   $     4,247   $      2,398   $        8,920
                                             ------------   -----------   ------------   --------------
Expenses:
   Insurance charges .....................          8,023         8,341          6,803            5,393
   Administrative fees ...................            599           825            488              510
                                             ------------   -----------   ------------   --------------
      Total expenses .....................          8,622         9,166          7,291            5,903
                                             ------------   -----------   ------------   --------------
         Net investment income (loss) ...          (8,622)       (4,919)        (4,893)           3,017
                                             ------------   -----------   ------------   --------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution .........             --            --         34,234               --
      Realized gain (loss) on sale of
         investments .....................          2,844         2,698          1,899          232,923
                                             ------------   -----------   ------------   --------------
         Realized gain (loss) ............          2,844         2,698         36,133          232,923
                                             ------------   -----------   ------------   --------------
      Change in unrealized gain (loss)
         on investments ..................         30,048        62,150         (4,255)        (184,050)
                                             ------------   -----------   ------------   --------------
   Net increase (decrease) in net assets
      resulting from operations ..........   $     24,270   $    59,929   $     26,985   $       51,890
                                             ============   ===========   ============   ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                      STATEMENT OF OPERATIONS--(Continued)
                      For the year ended December 31, 2006

                                           AllianceBernstein   AllianceBernstein    American Funds
                                           Growth and Income    Large-Cap Growth    Global Growth      American Funds
                                               Subaccount          Subaccount        Subaccount       Growth Subaccount
                                               (Class B)           (Class B)           (Class 2)           (Class 2)
                                           -----------------   -----------------   ----------------   ------------------
Investment Income:
   Dividends ...........................    $             --   $              --   $        335,777   $          806,707
                                           -----------------   -----------------   ----------------   ------------------
Expenses:
   Insurance charges ...................              32,028              32,097            641,197            1,788,082
   Administrative fees .................               2,630               3,441             58,034              154,063
                                           -----------------   -----------------   ----------------   ------------------
      Total expenses ...................              34,658              35,538            699,231            1,942,145
                                           -----------------   -----------------   ----------------   ------------------
         Net investment income (loss) ..             (34,658)            (35,538)          (363,454)          (1,135,438)
                                           -----------------   -----------------   ----------------   ------------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution .......                  --                  --                 --              638,199
      Realized gain (loss) on sale of
         investments ...................           1,291,243          (1,253,937)         1,003,460            3,010,063
                                           -----------------   -----------------   ----------------   ------------------
         Realized gain (loss) ..........           1,291,243          (1,253,937)         1,003,460            3,648,262
                                           -----------------   -----------------   ----------------   ------------------
      Change in unrealized gain (loss)
         on investments ................          (1,027,162)          1,252,703          5,889,605            5,573,900
                                           -----------------   -----------------   ----------------   ------------------

Net increase (decrease) in net assets
   resulting from operations ...........   $         229,423   $         (36,772)  $      6,529,611   $        8,086,724
                                           =================   =================   ================   ==================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                      STATEMENT OF OPERATIONS--(Continued)
                      For the year ended December 31, 2006

 American Funds                              Credit Suisse                            Dreyfus VIF         Dreyfus VIF
 Growth-Income                               Trust Emerging       Delaware VIP       Appreciation     Developing Leaders
   Subaccount      Capital Appreciation         Markets         REIT Subaccount       Subaccount          Subaccount
    (Class 2)              Fund               Subaccount       (Standard Class)    (Initial Shares)    (Initial Shares)
----------------   ---------------------   -----------------   -----------------   ----------------   ------------------
$      1,574,759   $                  --   $             503   $          66,516   $          8,491   $            5,476
----------------   ---------------------   -----------------   -----------------   ----------------   ------------------

       1,781,286                   6,519               1,743              20,491             10,741               24,234
         154,386                     516                 150               1,583                812                1,969
----------------   ---------------------   -----------------   -----------------   ----------------   ------------------
       1,935,672                   7,035               1,893              22,074             11,553               26,203
----------------   ---------------------   -----------------   -----------------   ----------------   ------------------
        (360,913)                 (7,035)             (1,390)             44,442             (3,062)             (20,727)
----------------   ---------------------   -----------------   -----------------   ----------------   ------------------

       2,427,106                  44,374               1,237             221,774                 --              113,238

       3,043,076                 190,517              10,751             590,927             11,074               78,674
----------------   ---------------------   -----------------   -----------------   ----------------   ------------------
       5,470,182                 234,891              11,988             812,701             11,074              191,912
----------------   ---------------------   -----------------   -----------------   ----------------   ------------------

       7,672,065                (235,499)             15,252            (629,140)            62,580             (154,209)
----------------   ---------------------   -----------------   -----------------   ----------------   ------------------

$     12,781,334   $              (7,643)  $          25,850   $         228,003   $         70,592   $           16,976
================   =====================   =================   =================   ================   ==================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                                               FTVIPT Franklin
                                               FAMVS Mercury        FAMVS Mercury         FTVIPT Franklin     Rising Dividends
                                             Global Allocation    Value Opportunities    Income Securities       Securities
                                              V.I. Subaccount       V.I. Subaccount          Subaccount          Subaccount
                                                (Class III)           (Class III)            (Class 2)            (Class 2)
                                             -----------------    -------------------    -----------------    ----------------
Investment Income:
   Dividends.............................    $              --    $               107    $          86,574    $         10,878
                                             -----------------    -------------------    -----------------    ----------------
Expenses:
   Insurance charges.....................               13,824                 18,990               41,341              22,810
   Administrative fees...................                1,033                  1,518                3,502               1,574
                                             -----------------    -------------------    -----------------    ----------------
      Total expenses.....................               14,857                 20,508               44,843              24,384
                                             -----------------    -------------------    -----------------    ----------------
         Net investment income (loss)....              (14,857)               (20,401)              41,731             (13,506)
                                             -----------------    -------------------    -----------------    ----------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution.........                   --                369,570               11,580               5,149
      Realized gain (loss) on sale of
         investments.....................              407,719             (1,075,143)              52,325              25,458
                                             -----------------    -------------------    -----------------    ----------------
         Realized gain (loss)............              407,719               (705,573)              63,905              30,607
                                             -----------------    -------------------    -----------------    ----------------
      Change in unrealized gain (loss)
         on investments..................             (218,556)             1,053,330              255,278             125,911
                                             -----------------    -------------------    -----------------    ----------------
Net increase (decrease) in net assets
   resulting from operations.............    $         174,306    $           327,356    $         360,914    $        143,012
                                             =================    ===================    =================    ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

 FTVIPT Franklin                           FTVIPT Templeton
  Small-Mid Cap        FTVIPT Mutual      Developing Markets     FTVIPT Templeton      FTVIPT Templeton
Growth Securities    Shares Securities        Securities        Foreign Securities    Growth Securities
    Subaccount           Subaccount           Subaccount            Subaccount            Subaccount       High Yield Bond
    (Class 2)            (Class 2)            (Class 2)             (Class 2)             (Class 2)             Trust
-----------------    -----------------    ------------------    ------------------    -----------------    ---------------
$              --    $              --    $           96,731    $          305,934    $              --    $        10,527
-----------------    -----------------    ------------------    ------------------    -----------------    ---------------

          190,210              125,942               153,562               421,545               28,564                971
           16,670               10,049                13,020                36,165                2,323                 77
-----------------    -----------------    ------------------    ------------------    -----------------    ---------------
          206,880              135,991               166,582               457,710               30,887              1,048
-----------------    -----------------    ------------------    ------------------    -----------------    ---------------
         (206,880)            (135,991)              (69,851)             (151,776)             (30,887)             9,479
-----------------    -----------------    ------------------    ------------------    -----------------    ---------------

               --                   --                    --                    --                   --                839

          460,713            5,597,674               788,654             1,134,371              965,125             (4,952)
-----------------    -----------------    ------------------    ------------------    -----------------    ---------------
          460,713            5,597,674               788,654             1,134,371              965,125             (4,113)
-----------------    -----------------    ------------------    ------------------    -----------------    ---------------

          443,143           (4,095,506)            1,213,341             3,229,165             (539,071)            (2,088)
-----------------    -----------------    ------------------    ------------------    -----------------    ---------------

$         696,976    $       1,366,177    $        1,932,144    $        4,211,760    $         395,167    $         3,278
=================    =================    ==================    ==================    =================    ===============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                               Janus Aspen           Janus Aspen              Janus Aspen          Janus Aspen
                                                 Balanced        Global Life Sciences     Global Technology      Mid Cap Growth
                                                Subaccount            Subaccount              Subaccount           Subaccount
                                             (Service Shares)      (Service Shares)        (Service Shares)     (Service Shares)
                                             ----------------    --------------------    -------------------    ----------------
Investment Income:
   Dividends ............................    $             --    $                 --    $                --    $             --
                                             ----------------    --------------------    -------------------    ----------------
Expenses:
   Insurance charges ....................               9,205                   1,242                  2,260              46,979
   Administrative fees ..................                 683                      92                    172               4,815
                                             ----------------    --------------------    -------------------    ----------------
      Total expenses ....................               9,888                   1,334                  2,432              51,794
                                             ----------------    --------------------    -------------------    ----------------
         Net investment income (loss) ...              (9,888)                 (1,334)                (2,432)            (51,794)
                                             ----------------    --------------------    -------------------    ----------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution ........                  --                      --                     --                  --
      Realized gain (loss) on sale of
         investments ....................             232,842                   4,970                  8,829              51,197
                                             ----------------    --------------------    -------------------    ----------------
         Realized gain (loss) ...........             232,842                   4,970                  8,829              51,197
                                             ----------------    --------------------    -------------------    ----------------
      Change in unrealized gain (loss)
         on investments .................            (180,176)                   (820)                (2,141)            339,522
                                             ----------------    --------------------    -------------------    ----------------
   Net increase (decrease) in net assets
      resulting from operations .........    $         42,778    $              2,816    $             4,256    $        338,925
                                             ================    ====================    ===================    ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

   Janus Aspen         Lazard           LMPIS              LMPIS               LMPVPV            LMPVPI
Worldwide Growth     Retirement       Dividend      Premier Selections    Small Cap Growth       All Cap
   Subaccount         Small Cap       Strategy        All Cap Growth        Opportunities      Subaccount
(Service Shares)     Subaccount      Subaccount         Subaccount           Subaccount         (Class I)
----------------    ------------    ------------    ------------------    ----------------    ------------
$          3,396    $         --    $     42,869    $               --    $             --    $    186,173
----------------    ------------    ------------    ------------------    ----------------    ------------

           4,738          55,889          40,423                46,801             112,252         239,868
             342           4,355           3,281                 4,096               9,420          22,476
----------------    ------------    ------------    ------------------    ----------------    ------------
           5,080          60,244          43,704                50,897             121,672         262,344
----------------    ------------    ------------    ------------------    ----------------    ------------
          (1,684)        (60,244)           (835)              (50,897)           (121,672)        (76,171)
----------------    ------------    ------------    ------------------    ----------------    ------------

              --         273,532              --                87,769             207,980         505,765

          18,927         382,731          76,776                71,858             281,925         842,535
----------------    ------------    ------------    ------------------    ----------------    ------------
          18,927         656,263          76,776               159,627             489,905       1,348,300
----------------    ------------    ------------    ------------------    ----------------    ------------

          14,561        (239,416)        242,312                24,179              (7,848)        924,957
----------------    ------------    ------------    ------------------    ----------------    ------------

$         31,804    $    356,603    $    318,253    $          132,909    $        360,385    $  2,197,086
================    ============    ============    ==================    ================    ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                               LMPVPI          LMPVPI            LMPVPI              LMPVPI
                                               AllCap         Investors     Large Cap Growth   Small Cap Growth
                                             Subaccount      Subaccount        Subaccount          Subaccount
                                             (Class II)       (Class I)         (Class I)          (Class I)
                                            ------------   --------------   ----------------   -----------------
Investment Income:
  Dividends..............................   $      1,273   $      168,425   $             --   $              --
                                            ------------   --------------   ----------------   -----------------
Expenses:
  Insurance charges......................          1,064          205,816              8,650             156,270
  Administrative fees....................             78           18,625                707              13,349
                                            ------------   --------------   ----------------   -----------------
    Total expenses.......................          1,142          224,441              9,357             169,619
                                            ------------   --------------   ----------------   -----------------
      Net investment income (loss).......            131          (56,016)            (9,357)           (169,619)
                                            ------------   --------------   ----------------   -----------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........          4,194          234,183                 --             255,299
    Realized gain (loss) on sale of
      investments........................            958        1,048,071             14,997             716,198
                                            ------------   --------------   ----------------   -----------------
      Realized gain (loss)...............          5,152        1,282,254             14,997             971,497
                                            ------------   --------------   ----------------   -----------------
    Change in unrealized gain (loss)
      on investments.....................          9,616          519,139             (5,062)           (221,122)
                                            ------------   --------------   ----------------   -----------------
  Net increase (decrease) in net assets
    resulting from operations ...........   $     14,899   $    1,745,377   $            578   $         580,756
                                            ============   ==============   ================   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

    LMPVPI           LMPVPII             LMPVPII                                 LMPVPII             LMPVPII
Total Return    Aggressive Growth   Aggressive Growth       LMPVPII       Diversified Strategic   Equity Index
  Subaccount        Subaccount          Subaccount        Appreciation            Income           Subaccount
  (Class II)        (Class I)           (Class II)         Subaccount           Subaccount         (Class II)
-------------   -----------------   -----------------   ---------------   ---------------------   ------------
$     10,980    $              --   $              --   $       323,197   $             754,569   $    177,099
-------------   -----------------   -----------------   ---------------   ---------------------   ------------

        4,564              17,560              15,359           510,227                 214,273        228,458
          331               1,330               1,101            46,560                  20,120         20,513
-------------   -----------------   -----------------   ---------------   ---------------------   ------------
        4,895              18,890              16,460           556,787                 234,393        248,971
-------------   -----------------   -----------------   ---------------   ---------------------   ------------
        6,085             (18,890)            (16,460)         (233,590)                520,176        (71,872)
-------------   -----------------   -----------------   ---------------   ---------------------   ------------

       11,189                  --                  --           850,134                      --        166,715

          860              50,816              19,889         1,139,372                 (75,099)       382,578
-------------   -----------------   -----------------   ---------------   ---------------------   ------------
       12,049              50,816              19,889         1,989,506                 (75,099)       549,293
-------------   -----------------   -----------------   ---------------   ---------------------   ------------

        7,626              36,538              51,710         1,900,242                  (6,228)     1,185,120
-------------   -----------------   -----------------   ---------------   ---------------------   ------------

$      25,760   $          68,464   $          55,139   $     3,656,158   $             438,849   $  1,662,541
=============   =================   =================   ===============   =====================   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                               LMPVPII          LMPVPII         LMPVPIII       LMPVPIII
                                             Fundamental      Growth and       Adjustable     Aggressive
                                                Value      Income Subaccount   Rate Income      Growth
                                              Subaccount       (Class I)       Subaccount     Subaccount
                                             -----------   -----------------   -----------   ------------
Investment Income:
   Dividends..............................   $   637,589   $             229   $   185,956   $         --
                                             -----------   -----------------   -----------   ------------
Expenses:
   Insurance charges......................       694,576               1,633        83,032      1,097,164
   Administrative fees....................        63,891                 123         6,649         98,866
                                             -----------   -----------------   -----------   ------------
      Total expenses......................       758,467               1,756        89,681      1,196,030
                                             -----------   -----------------   -----------   ------------
         Net investment income (loss).....      (120,878)             (1,527)       96,275     (1,196,030)
                                             -----------   -----------------   -----------   ------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution..........     1,623,325                 392            --         66,404
      Realized gain (loss) on sale of
         investments......................     1,362,030               8,352         5,351      2,680,831
                                             -----------   -----------------   -----------   ------------
         Realized gain (loss).............     2,985,355               8,744         5,351      2,747,235
                                             -----------   -----------------   -----------   ------------
      Change in unrealized gain (loss)
         on investments...................     2,921,782                  14       (13,717)     2,667,727
                                             -----------   -----------------   -----------   ------------
   Net increase (decrease) in net assets
      resulting from operations...........   $ 5,786,259   $           7,231   $    87,909   $  4,218,932
                                             ===========   =================   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                  LMPVPIII
  LMPVPIII     International        LMPVPIII           LMPVPIII        LMPVPIII       LMPVPIII
High Income    All Cap Growth   Large Cap Growth   Large Cap Value   Mid Cap Core   Money Market
 Subaccount      Subaccount        Subaccount        Subaccount       Subaccount     Subaccount
------------   --------------   ----------------   ---------------   ------------   ------------
$  1,562,757   $       55,286   $         33,900   $        95,304   $     80,461   $    695,621
------------   --------------   ----------------   ---------------   ------------   ------------

     390,718           39,136            380,123           110,564        249,467        255,745
      33,453            4,223             35,077            12,047         23,422         23,055
------------   --------------   ----------------   ---------------   ------------   ------------
     424,171           43,359            415,200           122,611        272,889        278,800
------------   --------------   ----------------   ---------------   ------------   ------------
   1,138,586           11,927           (381,300)          (27,307)      (192,428)       416,821
------------   --------------   ----------------   ---------------   ------------   ------------

          --           56,506                 --           140,210      1,836,858             --

     (71,849)         333,180            399,786           201,461        628,695             --
------------   --------------   ----------------   ---------------   ------------   ------------
     (71,849)         389,686            399,786           341,671      2,465,553             --
------------   --------------   ----------------   ---------------   ------------   ------------

     770,314          199,742            456,466           911,985       (405,031)            --
------------   --------------   ----------------   ---------------   ------------   ------------

$  1,837,051   $      601,355   $        474,952   $     1,226,349   $  1,868,094   $    416,821
============   ==============   ================   ===============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                          LMPVPIV               LMPVPIV
                                                                     Multiple Discipline        Multiple             LMPVPIV
                                                    LMPVPIV              Subaccount-           Discipline      Multiple Discipline
                                               Multiple Discipline        Balanced         Subaccount-Global       Subaccount-
                                                Subaccount-All Cap     All Cap Growth       All Cap Growth       Large Cap Growth
                                                Growth and Value          and Value            and Value            and Value
                                               -------------------   -------------------   -----------------   -------------------
Investment Income:
   Dividends................................   $           575,728   $         1,008,965   $         269,018   $            70,173
                                               -------------------   -------------------   -----------------   -------------------
Expenses:
   Insurance charges........................             1,944,285             1,385,957             436,256               184,178
   Administrative fees......................               152,525               109,108              34,895                14,693
                                               -------------------   -------------------   -----------------   -------------------
      Total expenses........................             2,096,810             1,495,065             471,151               198,871
                                               -------------------   -------------------   -----------------   -------------------
         Net investment income (loss).......            (1,521,082)             (486,100)           (202,133)             (128,698)
                                               -------------------   -------------------   -----------------   -------------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution............             4,383,535             1,922,702             598,023               231,167
      Realized gain (loss) on sale of
         investments........................             4,728,744             2,710,260             757,605               284,427
                                               -------------------   -------------------   -----------------   -------------------
         Realized gain (loss)...............             9,112,279             4,632,962           1,355,628               515,594
                                               -------------------   -------------------   -----------------   -------------------
      Change in unrealized gain (loss)
         on investments.....................             2,944,525             1,460,963           1,648,983               502,982
                                               -------------------   -------------------   -----------------   -------------------
   Net increase (decrease) in net assets
      resulting from operations.............   $        10,535,722   $         5,607,825   $       2,802,478   $           889,878
                                               ===================   ===================   =================   ===================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

Lord Abbett
 Growth and      Lord Abbett                     MIST Batterymarch   MIST BlackRock   MIST BlackRock
   Income       Mid-Cap Value                      Mid-Cap Stock       High Yield     Large-Cap Core
 Subaccount      Subaccount     Managed Assets      Subaccount         Subaccount       Subaccount
 (Class VC)      (Class VC)          Trust          (Class A)          (Class A)        (Class A)
------------   --------------   --------------   -----------------   --------------   --------------
$    146,828   $       79,177   $          441   $              --   $           --   $           --
------------   --------------   --------------   -----------------   --------------   --------------

     237,414          320,721              132              14,865           23,186           33,158
      18,319           25,633               11               1,193            1,779            3,094
------------   --------------   --------------   -----------------   --------------   --------------
     255,733          346,354              143              16,058           24,965           36,252
------------   --------------   --------------   -----------------   --------------   --------------
    (108,905)        (267,177)             298             (16,058)         (24,965)         (36,252)
------------   --------------   --------------   -----------------   --------------   --------------

     393,453        1,233,666              599                  --               --               --

     305,337          655,170            1,331             (16,603)           6,387            2,246
------------   --------------   --------------   -----------------   --------------   --------------
     698,790        1,888,836            1,930             (16,603)           6,387            2,246
------------   --------------   --------------   -----------------   --------------   --------------

   1,089,398          (81,363)            (303)            (40,608)         103,322          202,180
------------   --------------   --------------   -----------------   --------------   --------------

$  1,679,283   $    1,540,296   $        1,925   $         (73,269)  $       84,744   $      168,174
============   ==============   ==============   =================   ==============   ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                              MIST Dreman    MIST Harris                            MIST Legg Mason
                                               Small-Cap       Oakmark           MIST Janus        Partners Managed
                                                 Value      International   Capital Appreciation        Assets
                                              Subaccount     Subaccount         Subaccount            Subaccount
                                               (Class A)      (Class A)          (Class A)             (Class A)
                                              -----------   -------------   --------------------   ----------------
Investment Income:
   Dividends..............................    $     2,002   $          --   $                 --   $             --
                                              -----------   -------------   --------------------   ----------------
Expenses:
   Insurance charges......................          3,159          95,491                 13,243                233
   Administrative fees....................            246           8,007                  1,059                 20
                                              -----------   -------------   --------------------   ----------------
      Total expenses.......................         3,405         103,498                 14,302                253
                                              -----------   -------------   --------------------   ----------------
         Net investment income (loss)......        (1,403)       (103,498)               (14,302)              (253)
                                              -----------   -------------   --------------------   ----------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution...........         1,156              --                     --                 --
      Realized gain (loss) on sale of
         investments.......................         4,203          13,381                (12,518)                 3
                                              -----------   -------------   --------------------   ----------------
         Realized gain (loss)..............         5,359          13,381                (12,518)                 3
                                              -----------   -------------   --------------------   ----------------
      Change in unrealized gain (loss)
         on investments....................        32,831         881,906                 37,693              1,356
                                              -----------   -------------   --------------------   ----------------
   Net increase (decrease) in net assets
      resulting from operations............   $    36,787   $     791,789   $            10,873    $          1,106
                                              ===========   =============   ====================   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

 MIST Lord      MIST Lord       MIST Lord     MIST Met/AIM
Abbett Bond   Abbett Growth       Abbett        Capital        MIST Met/AIM     MIST MFS(R)
 Debenture     and Income     Mid-Cap Value   Appreciation   Small Cap Growth      Value
Subaccount     Subaccount      Subaccount      Subaccount       Subaccount      Subaccount
 (Class A)      (Class B)       (Class B)      (Class A)         (Class A)       (Class A)
-----------   -------------   -------------   ------------   ----------------   -----------
$        --   $          --   $          --   $      7,091   $             --   $    45,193
-----------   -------------   -------------   ------------   ----------------   -----------

     35,118         311,349           2,769         39,263              1,204        38,777
      2,643          25,447             224          4,057                 86         3,301
-----------   -------------   -------------   ------------   ----------------   -----------
     37,761         336,796           2,993         43,320              1,290        42,078
-----------   -------------   -------------   ------------   ----------------   -----------
    (37,761)       (336,796)         (2,993)       (36,229)            (1,290)        3,115
-----------   -------------   -------------   ------------   ----------------   -----------

        --               --              --        493,714              1,199       152,016

     16,032          56,857          11,197        (16,509)              (366)       22,782
-----------   -------------   -------------   ------------   ----------------   -----------
     16,032          56,857          11,197        477,205                833       174,798
-----------   -------------   -------------   ------------   ----------------   -----------

    135,881       1,965,891          20,403       (506,139)             4,057       178,067
-----------   -------------   -------------   ------------   ----------------   -----------

$   114,152   $   1,685,952   $      28,607   $    (65,163)  $          3,600   $   355,980
===========   =============   =============   ============   ================   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                               MIST Neuberger       MIST Oppenheimer    MIST Pioneer    MIST Pioneer
                                                Berman Real      Capital Appreciation       Fund       Mid-Cap Value
                                             Estate Subaccount        Subaccount         Subaccount      Subaccount
                                                 (Class A)             (Class B)          (Class A)      (Class A)
                                             -----------------   --------------------   ------------   -------------
Investment Income:
  Dividends ..............................   $              --   $                 --   $         --   $         363
                                             -----------------   --------------------   ------------   -------------
Expenses:
  Insurance charges ......................              49,059                  2,249         19,699           2,461
  Administrative fees ....................               3,834                    166          1,631             196
                                             -----------------   --------------------   ------------   -------------
    Total expenses .......................              52,893                  2,415         21,330           2,657
                                             -----------------   --------------------   ------------   -------------
      Net investment income (loss) .......             (52,893)                (2,415)       (21,330)         (2,294)
                                             -----------------   --------------------   ------------   -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ...........                  --                     --             --           2,252
    Realized gain (loss) on sale of
      investments ........................              44,022                 (1,596)         4,911           1,689
                                             -----------------   --------------------   ------------   -------------
      Realized gain (loss) ...............              44,022                 (1,596)         4,911           3,941
                                             -----------------   --------------------   ------------   -------------
    Change in unrealized gain (loss)
      on investments .....................             738,972                 12,213        126,755           8,007
                                             -----------------   --------------------   ------------   -------------
  Net increase (decrease) in net assets
    resulting from operations ............   $         730,101   $              8,202   $    110,336   $       9,654
                                             =================   ====================   ============   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

  MIST Pioneer        MIST Third         MSF BlackRock    MSF BlackRock   MSF BlackRock   MSF BlackRock
Strategic Income   Avenue Small Cap       Aggressive       Bond Income     Bond Income     Money Market
   Subaccount      Value Subaccount   Growth Subaccount    Subaccount      Subaccount      Subaccount
    (Class A)          (Class B)           (Class D)        (Class A)       (Class E)       (Class A)
----------------   ----------------   -----------------   -------------   -------------   -------------
$        160,551   $             --   $              --   $          --   $          --   $      84,845
----------------   ----------------   -----------------   -------------   -------------   -------------
          34,576             52,056              54,639          27,037         169,775          35,171
           3,055              4,130               5,378           2,161          15,110           2,610
----------------   ----------------   -----------------   -------------   -------------   -------------
          37,631             56,186              60,017          29,198         184,885          37,781
----------------   ----------------   -----------------   -------------   -------------   -------------
         122,920            (56,186)            (60,017)        (29,198)       (184,885)         47,064
----------------   ----------------   -----------------   -------------   -------------   -------------

              --                 --                  --              --              --              --

           7,008            (17,086)            (70,733)          7,595          45,616              --
----------------   ----------------   -----------------   -------------   -------------   -------------
           7,008            (17,086)            (70,733)          7,595          45,616              --
----------------   ----------------   -----------------   -------------   -------------   -------------

         (25,204)           211,939             (54,438)         93,384         665,429              --
----------------   ----------------   -----------------   -------------   -------------   -------------

$        104,724   $        138,667   $        (185,188)  $      71,781   $     526,160   $      47,064
================   ================   =================   =============   =============   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                             MSF Capital
                                               Guardian      MSF FI         MSF FI           MSF MetLife
                                             U.S. Equity   Large Cap    Value Leaders   Aggressive Allocation
                                              Subaccount   Subaccount     Subaccount         Subaccount
                                              (Class A)     (Class A)      (Class D)          (Class B)
                                             -----------   ----------   -------------   ---------------------
Investment Income:
  Dividends ..............................   $        --   $       --   $          --   $                  --
                                             -----------   ----------   -------------   ---------------------
Expenses:
  Insurance charges ......................        20,743      119,036         167,150                  10,564
  Administrative fees ....................         2,199       12,325          14,736                     860
                                             -----------   ----------   -------------   ---------------------
    Total expenses .......................        22,942      131,361         181,886                  11,424
                                             -----------   ----------   -------------   ---------------------
      Net investment income (loss) .......       (22,942)    (131,361)       (181,886)                (11,424)
                                             -----------   ----------   -------------   ---------------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ...........            --           --              --                      --
    Realized gain (loss) on sale of
      investments ........................        (8,159)    (158,415)        (39,304)                  2,807
                                             -----------   ----------   -------------   ---------------------
      Realized gain (loss) ...............        (8,159)    (158,415)        (39,304)                  2,807
                                             -----------   ----------   -------------   ---------------------
    Change in unrealized gain (loss)
      on investments .....................        82,141      290,086         499,036                  57,444
                                             -----------   ----------   -------------   ---------------------
  Net increase (decrease) in net assets
    resulting from operations ............   $    51,040   $      310   $     277,846   $              48,827
                                             ===========   ==========   =============   =====================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                            MSF MetLife                   MSF MetLife
                          Conservative to   MSF MetLife   Moderate to
     MSF MetLife              Moderate        Moderate     Aggressive     MSF MFS(R)   MSF Oppenheimer
Conservative Allocation      Allocation      Allocation    Allocation   Total Return    Global Equity
      Subaccount             Subaccount      Subaccount    Subaccount    Subaccount       Subaccount
       (Class B)             (Class B)       (Class B)     (Class B)      (Class F)       (Class B)
-----------------------   ---------------   -----------   -----------   ------------   ---------------
$                    --   $            --   $        --   $        --   $         --   $            --
-----------------------   ---------------   -----------   -----------   ------------   ---------------

                  4,948             4,376        55,981        73,722        730,410            92,482
                    394               311         4,216         6,177         64,277             7,560
-----------------------   ---------------   -----------   -----------   ------------   ---------------
                  5,342             4,687        60,197        79,899        794,687           100,042
-----------------------   ---------------   -----------   -----------   ------------   ---------------
                 (5,342)           (4,687)      (60,197)      (79,899)      (794,687)         (100,042)
-----------------------   ---------------   -----------   -----------   ------------   ---------------

                     --                --            --            --             --                --

                    594            20,001        32,070         2,982        203,303           (27,183)
-----------------------   ---------------   -----------   -----------   ------------   ---------------
                    594            20,001        32,070         2,982        203,303           (27,183)
-----------------------   ---------------   -----------   -----------   ------------   ---------------

                 19,170             6,384       257,766       426,198      4,583,105           515,442
-----------------------   ---------------   -----------   -----------   ------------   ---------------

$                14,422   $        21,698   $   229,639   $   349,281   $  3,991,721   $       388,217
=======================   ===============   ===========   ===========   ============   ===============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                             MSF T. Rowe     MSF Western        MSF Western
                                             Price Large   Asset Management   Asset Management
                                              Cap Growth    High Yield Bond    U.S. Government
                                              Subaccount      Subaccount         Subaccount      Money Market
                                              (Class B)       (Class A)          (Class A)        Portfolio
                                             -----------   ----------------   ----------------   ------------
Investment Income:
  Dividends ..............................   $        --   $             --   $             --   $     19,966
                                             -----------   ----------------   ----------------   ------------
Expenses:
  Insurance charges ......................        60,958              2,258                973          9,248
  Administrative fees ....................         6,561                178                 74            700
                                             -----------   ----------------   ----------------   ------------
    Total expenses .......................        67,519              2,436              1,047          9,948
                                             -----------   ----------------   ----------------   ------------
      Net investment income (loss) .......       (67,519)            (2,436)            (1,047)        10,018
                                             -----------   ----------------   ----------------   ------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ...........            --                 --                 --             --
    Realized gain (loss) on sale of
      investments ........................         3,140                319                 25             --
                                             -----------   ----------------   ----------------   ------------
      Realized gain (loss) ...............         3,140                319                 25             --
                                             -----------   ----------------   ----------------   ------------
    Change in unrealized gain (loss)
      on investments .....................       512,998             12,623              3,177             --
                                             -----------   ----------------   ----------------   ------------
  Net increase (decrease) in net assets
    resulting from operations ............   $   448,619   $         10,506   $          2,155   $     10,018
                                             ===========   ================   ================   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

  Oppenheimer
    Capital           Oppenheimer         Oppenheimer             PIMCO VIT               PIMCO VIT          Pioneer America
  Appreciation     Global Securities     Main Street/VA          Real Return             Total Return           Income VCT
 Subaccount/VA       Subaccount/VA         Subaccount             Subaccount              Subaccount            Subaccount
(Service Shares)    (Service Shares)    (Service Shares)   (Administrative Class)   (Administrative Class)      (Class II)
----------------   -----------------    ----------------   ----------------------   ----------------------   ---------------
$            286   $           3,495    $            591   $              576,291   $            2,615,775   $        12,327
----------------   -----------------    ----------------   ----------------------   ----------------------   ---------------

             971               2,650                 318                  244,450                1,039,885             5,567
              72                 200                  30                   20,508                   89,040               417
----------------   -----------------    ----------------   ----------------------   ----------------------   ---------------
           1,043               2,850                 348                  264,958                1,128,925             5,984
----------------   -----------------    ----------------   ----------------------   ----------------------   ---------------
            (757)                645                 243                  311,333                1,486,850             6,343
----------------   -----------------    ----------------   ----------------------   ----------------------   ---------------

              --              21,647                  --                  328,204                  298,302                --

          19,917              90,721               5,805                  (53,483)                (221,772)           (2,827)
----------------   -----------------    ----------------   ----------------------   ----------------------   ---------------
          19,917             112,368               5,805                  274,721                   76,530            (2,827)
----------------   -----------------    ----------------   ----------------------   ----------------------   ---------------

         (12,504)            (78,328)            (2,754)                 (760,282)                (539,275)             (712)
----------------   -----------------    ----------------   ----------------------   ----------------------   ---------------

$          6,656   $          34,685    $          3,294   $             (174,228)  $            1,024,105   $         2,804
================   =================    ================   ======================   ======================   ===============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                Pioneer Cullen   Pioneer Emerging   Pioneer Equity
                                             Pioneer Balanced     Value VCT        Markets VCT        Income VCT
                                              VCT Subaccount      Subaccount        Subaccount        Subaccount
                                                (Class II)        (Class II)        (Class II)        (Class II)
                                             ----------------   --------------   ----------------   --------------
Investment Income:
  Dividends ..............................   $          4,193   $          315   $            605   $       20,509
                                             ----------------   --------------   ----------------   --------------
Expenses:
  Insurance charges ......................              3,951            4,105              4,355           18,222
  Administrative fees ....................                270              300                307            1,326
                                             ----------------   --------------   ----------------   --------------
    Total expenses .......................              4,221            4,405              4,662           19,548
                                             ----------------   --------------   ----------------   --------------
      Net investment income (loss) .......                (28)          (4,090)            (4,057)             961
                                             ----------------   --------------   ----------------   --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ...........             29,345               --             15,553           13,777
    Realized gain (loss) on sale of
      investments ........................             (5,884)             499             17,763           27,928
                                             ----------------   --------------   ----------------   --------------
      Realized gain (loss) ...............             23,461              499             33,316           41,705
                                             ----------------   --------------   ----------------   --------------
    Change in unrealized gain (loss)
      on investments .....................             (3,125)          32,448             30,345          114,865
                                             ----------------   --------------   ----------------   --------------
  Net increase (decrease) in net assets
    resulting from operations ............   $         20,308   $       28,857   $         59,604   $      157,531
                                             ================   ==============   ================   ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                   Pioneer Ibbotson
                                  Pioneer Global   Pioneer Growth   Pioneer High      Aggressive
Pioneer Europe    Pioneer Fund      High Yield       Shares VCT      Yield VCT      Allocation VCT
VCT Subaccount   VCT Subaccount   VCT Subaccount     Subaccount      Subaccount       Subaccount
  (Class II)       (Class II)       (Class II)       (Class II)      (Class II)       (Class II)
--------------   --------------   --------------   --------------   ------------   ----------------
$          463   $        6,301   $        3,621   $           --   $     55,686   $            564
--------------   --------------   --------------   --------------   ------------   ----------------

           358           11,860            1,058            1,011         20,410              4,907
            31              867               74               73          1,577                356
--------------   --------------   --------------   --------------   ------------   ----------------
           389           12,727            1,132            1,084         21,987              5,263
--------------   --------------   --------------   --------------   ------------   ----------------
            74           (6,426)           2,489           (1,084)        33,699             (4,699)
--------------   --------------   --------------   --------------   ------------   ----------------

            --               --              487               --         14,316              2,102

         9,684           15,612            1,050            1,142         (9,962)               329
--------------   --------------   --------------   --------------   ------------   ----------------
         9,684           15,612            1,537            1,142          4,354              2,431
--------------   --------------   --------------   --------------   ------------   ----------------

        (4,495)          62,459            1,313            7,286         23,395             44,836
--------------   --------------   --------------   --------------   ------------   ----------------

$        5,263   $       71,645   $        5,339   $        7,344   $     61,448   $         42,568
==============   ==============   ==============   ==============   ============   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                     Pioneer           Pioneer
                                             Pioneer Ibbotson   Ibbotson Moderate   International      Pioneer
                                            Growth Allocation     Allocation VCT      Value VCT     Mid Cap Value
                                              VCT Subaccount        Subaccount        Subaccount    VCT Subaccount
                                                (Class II)          (Class II)        (Class II)      (Class II)
                                            -----------------   -----------------   -------------   --------------
Investment Income:
   Dividends.............................   $           1,358   $           2,623   $         202   $           --
                                            -----------------   -----------------   -------------   --------------
Expenses:
   Insurance charges.....................              18,837              27,769           1,718            8,262
   Administrative fees...................               1,199               1,871             121              588
                                            -----------------   -----------------   -------------   --------------
      Total expenses.....................              20,036              29,640           1,839            8,850
                                            -----------------   -----------------   -------------   --------------
         Net investment income (loss)....             (18,678)            (27,017)         (1,637)          (8,850)
                                            -----------------   -----------------   -------------   --------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution.........               3,597               6,271              --          103,563
      Realized gain (loss) on sale of
         investments.....................                 657               1,723           4,920          (12,762)
                                            -----------------   -----------------   -------------   --------------
         Realized gain (loss)............               4,254               7,994           4,920           90,801
                                            -----------------   -----------------   -------------   --------------
      Change in unrealized gain (loss)
         on investments..................             102,995             169,297          10,384          (50,761)
                                            -----------------   -----------------   -------------   --------------
   Net increase (decrease) in net assets
      resulting from operations..........   $          88,571   $         150,274   $      13,667   $       31,190
                                            =================   =================   =============   ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                       Pioneer
Pioneer Oak Ridge    Real Estate    Pioneer Small and       Pioneer          Pioneer           Pioneer
Large Cap Growth     Shares VCT      Mid Cap Growth     Small Cap Value   Small Company    Strategic Income
 VCT Subaccount      Subaccount      VCT Subaccount      VCT Subaccount   VCT Subaccount    VCT Subaccount
   (Class II)        (Class II)        (Class II)          (Class II)       (Class II)        (Class II)
-----------------   -------------   -----------------   ---------------   --------------   ----------------
$             117   $       6,452   $              --   $             4   $           --   $         56,900
-----------------   -------------   -----------------   ---------------   --------------   ----------------

            7,895           5,412               1,574             4,805              382             22,642
              606             400                 126               359               31              1,662
-----------------   -------------   -----------------   ---------------   --------------   ----------------
            8,501           5,812               1,700             5,164              413             24,304
-----------------   -------------   -----------------   ---------------   --------------   ----------------
           (8,384)            640              (1,700)           (5,160)            (413)            32,596
-----------------   -------------   -----------------   ---------------   --------------   ----------------

            5,370          13,356                  --             7,276            1,765              5,090

           13,767           7,386                 274            18,242            2,393             (3,172)
-----------------   -------------   -----------------   ---------------   --------------   ----------------
           19,137          20,742                 274            25,518            4,158              1,918
-----------------   -------------   -----------------   ---------------   --------------   ----------------

           (7,191)         53,851               6,090            11,589             (874)             8,052
-----------------   -------------   -----------------   ---------------   --------------   ----------------

$           3,562   $      75,233   $           4,664   $        31,947   $        2,871   $         42,566
=================   =============   =================   ===============   ==============   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                               Putnam VT       Putnam VT
                                                               Discovery     International     Putnam VT
                                            Pioneer Value       Growth           Equity      Small Cap Value
                                            VCT Subaccount    Subaccount       Subaccount       Subaccount
                                              (Class II)      (Class IB)       (Class IB)      (Class IB)
                                            --------------   -------------   -------------   ---------------
Investment Income:
   Dividends.............................   $          964   $          --   $      23,542   $        28,466
                                            --------------   -------------   -------------   ---------------
Expenses:
   Insurance charges.....................            9,283           3,128          68,584           146,217
   Administrative fees...................              664             290           5,729            12,659
                                            --------------   -------------   -------------   ---------------
      Total expenses.....................            9,947           3,418          74,313           158,876
                                            --------------   -------------   -------------   ---------------
         Net investment income (loss)....           (8,983)         (3,418)        (50,771)         (130,410)
                                            --------------   -------------   -------------   ---------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution.........           24,028              --              --           871,639
      Realized gain (loss) on sale of
         investments.....................            1,476          25,245         297,767           516,439
                                            --------------   -------------   -------------   ---------------
         Realized gain (loss)............           25,504          25,245         297,767         1,388,078
                                            --------------   -------------   -------------   ---------------
      Change in unrealized gain (loss)
         on investments..................           36,553          (2,847)        602,908           (94,096)
                                            --------------   -------------   -------------   ---------------
   Net increase (decrease) in net assets
      resulting from operations..........   $       53,074   $      18,980   $     849,904   $     1,163,572
                                            ==============   =============   =============   ===============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

 Travelers      Travelers       Travelers                      Travelers
AIM Capital    Convertible     Disciplined     Travelers       Federated        Travelers
Appreciation    Securities    Mid Cap Stock   Equity Income    High Yield    Federated Stock
 Subaccount     Subaccount      Subaccount      Subaccount     Subaccount       Subaccount
------------   ------------   -------------   -------------   ------------   ---------------
$         --   $     22,189   $       7,138   $     211,596   $    168,844   $         3,132
------------   ------------   -------------   -------------   ------------   ---------------

      20,791         16,625           7,986          87,259         13,593             1,167
       2,127          1,255             635           7,652          1,046                92
------------   ------------   -------------   -------------   ------------   ---------------
      22,918         17,880           8,621          94,911         14,639             1,259
------------   ------------   -------------   -------------   ------------   ---------------
     (22,918)         4,309          (1,483)        116,685        154,205             1,873
------------   ------------   -------------   -------------   ------------   ---------------

      23,220         34,758         212,961       1,615,716             --            25,921

     935,290        148,051         248,498       1,209,209         27,298            12,991
------------   ------------   -------------   -------------   ------------   ---------------
     958,510        182,809         461,459       2,824,925         27,298            38,912
------------   ------------   -------------   -------------   ------------   ---------------

    (660,877)       (25,484)       (346,366)     (2,163,431)      (128,184)          (34,474)
------------   ------------   -------------   -------------   ------------   ---------------

$    274,715   $    161,634   $     113,610   $     778,179   $     53,319   $         6,311
============   ============   =============   =============   ============   ===============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                            Travelers Managed   Travelers Managed    Travelers Managed
                                             Travelers     Allocation Series:   Allocation Series:   Allocation Series:
                                             Large Cap         Aggressive          Conservative           Moderate
                                             Subaccount        Subaccount           Subaccount           Subaccount
                                            ------------   ------------------   ------------------   ------------------
Investment Income:
   Dividends.............................   $     28,354   $           13,029   $           29,817   $           71,753
                                            ------------   ------------------   ------------------   ------------------
Expenses:
   Insurance charges.....................         31,815                3,951                4,637               15,468
   Administrative fees...................          3,211                  308                  335                1,202
                                            ------------   ------------------   ------------------   ------------------
      Total expenses.....................         35,026                4,259                4,972               16,670
                                            ------------   ------------------   ------------------   ------------------
        Net investment income (loss)....          (6,672)               8,770               24,845               55,083
                                            ------------   ------------------   ------------------   ------------------
Realized Gain (Loss) and Unrealized
   Gain (Loss) on Investments:
      Realized gain distribution.........        346,979              107,288               17,879              194,066
      Realized gain (loss) on sale of
         investments.....................        314,138              (61,098)             (44,043)            (133,822)
                                            ------------   ------------------   ------------------   ------------------
         Realized gain (loss)............        661,117               46,190              (26,164)              60,244
                                            ------------   ------------------   ------------------   ------------------
      Change in unrealized gain (loss)
         on investments..................       (451,173)             (20,458)              (1,511)             (36,423)
                                            ------------   ------------------   ------------------   ------------------
   Net increase (decrease) in net assets
      resulting from operations..........   $    203,272   $           34,502   $           (2,830)  $           78,904
                                            ============   ==================   ==================   ==================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                        Travelers Managed
  Travelers Managed    Allocation Series:
Allocation Series:          Moderate-          Travelers     Travelers Mercury   Travelers MFS(R)   Travelers MFS(R)
 Moderate-Aggressive      Conservative      Managed Income     Large Cap Core     Mid Cap Growth      Total Return
     Subaccount            Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
--------------------   ------------------   --------------   -----------------   ----------------   ----------------
$            121,448   $            2,176   $      333,447   $           6,763   $             --   $        869,399
--------------------   ------------------   --------------   -----------------   ----------------   ----------------

              31,815                  404           87,954              16,528             30,076            368,967
               2,631                   29            7,813               1,526              2,972             32,415
--------------------   ------------------   --------------   -----------------   ----------------   ----------------
              34,446                  433           95,767              18,054             33,048            401,382
--------------------   ------------------   --------------   -----------------   ----------------   ----------------
              87,002                1,743          237,680             (11,291)           (33,048)           468,017
--------------------   ------------------   --------------   -----------------   ----------------   ----------------

             524,258                3,879               --              98,753            332,464            943,659

            (123,888)              (4,114)      (1,457,058)            290,212            610,732          2,423,854
--------------------   ------------------   --------------   -----------------   ----------------   ----------------
             400,370                 (235)      (1,457,058)            388,965            943,196          3,367,513
--------------------   ------------------   --------------   -----------------   ----------------   ----------------

            (265,421)                (526)       1,056,855            (193,353)          (565,518)        (1,743,876)
--------------------   ------------------   --------------   -----------------   ----------------   ----------------

$            221,951   $              982   $     (162,523)  $         184,321   $        344,630   $      2,091,654
====================   ==================   ==============   =================   ================   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                   Travelers Mondrian                       Travelers Pioneer
                                             Travelers MFS(R)     International Stock   Travelers Pioneer     Mid Cap Value
                                             Value Subaccount         Subaccount         Fund Subaccount       Subaccount
                                            ------------------   --------------------   -----------------   -----------------
Investment Income:
  Dividends..............................   $               --   $            269,089   $          17,184   $               2
                                            ------------------   --------------------   -----------------   -----------------
Expenses:
  Insurance charges......................               15,236                 43,032               9,788                 755
  Administrative fees....................                1,286                  3,498                 805                  56
                                            ------------------   --------------------   -----------------   -----------------
    Total expenses.......................               16,522                 46,530              10,593                 811
                                            ------------------   --------------------   -----------------   -----------------
      Net investment income (loss).......              (16,522)               222,559               6,591                (809)
                                            ------------------   --------------------   -----------------   -----------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........               16,436                302,511                  --                  --
    Realized gain (loss) on sale of
      investments........................              176,794              1,759,917             306,336               7,450
                                            ------------------   --------------------   -----------------   -----------------
      Realized gain (loss)...............              193,230              2,062,428             306,336               7,450
                                            ------------------   --------------------   -----------------   -----------------
    Change in unrealized gain (loss)
      on investments.....................               23,188             (1,289,746)           (217,572)               (834)
                                            ------------------   --------------------   -----------------   -----------------
  Net increase (decrease) in net assets
    resulting from operations............   $          199,896   $            995,241   $          95,355   $           5,807
                                            ==================   ====================   =================   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                               Travelers Style      Travelers Style         Travelers
Travelers Pioneer                                                Focus Series:        Focus Series:      U.S. Government
Strategic Income    Travelers Quality   Travelers Strategic    Small Cap Growth     Small Cap Value         Securities
   Subaccount        Bond Subaccount     Equity Subaccount        Subaccount           Subaccount           Subaccount
-----------------   -----------------   -------------------   ------------------   ------------------   -----------------
$              --   $         137,147   $            28,872   $                3   $                6   $           4,352
-----------------   -----------------   -------------------   ------------------   ------------------   -----------------

           11,721              13,557                36,288                  272                  404                 467
            1,018               1,096                 3,869                   20                   29                  33
-----------------   -----------------   -------------------   ------------------   ------------------   -----------------
           12,739              14,653                40,157                  292                  433                 500
-----------------   -----------------   -------------------   ------------------   ------------------   -----------------
          (12,739)            122,494               (11,285)                (289)                (427)              3,852
-----------------   -----------------   -------------------   ------------------   ------------------   -----------------

               --                  --               316,552                1,006                  277               1,059

              802            (174,627)           (2,002,731)               6,350                6,837              (5,376)
-----------------   -----------------   -------------------   ------------------   ------------------   -----------------
              802            (174,627)           (1,686,179)               7,356                7,114              (4,317)
-----------------   -----------------   -------------------   ------------------   ------------------   -----------------

           30,504              28,814             2,040,417               (1,507)                (351)             (2,132)
-----------------   -----------------   -------------------   ------------------   ------------------   -----------------

$          18,567   $         (23,319)  $           342,953   $            5,560   $            6,336   $          (2,597)
=================   =================   ===================   ==================   ==================   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                 Van Kampen LIT   Van Kampen LIT    Van Kampen LIT
                                              Travelers Van         Comstock        Enterprise     Strategic Growth
                                             Kampen Enterprise     Subaccount       Subaccount        Subaccount
                                                 Subaccount        (Class II)       (Class II)         (Class I)
                                            ------------------   --------------   --------------   ----------------
Investment Income:
  Dividends..............................   $              768   $       60,213   $          193   $             --
                                            ------------------   --------------   --------------   ----------------
Expenses:
  Insurance charges......................               11,211           89,110            1,969             86,019
  Administrative fees....................                1,192            6,684              156              9,052
                                            ------------------   --------------   --------------   ----------------
    Total expenses.......................               12,403           95,794            2,125             95,071
                                            ------------------   --------------   --------------   ----------------
      Net investment income (loss).......              (11,635)         (35,581)          (1,932)           (95,071)
                                            ------------------   --------------   --------------   ----------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........               62,626          279,949               --                 --
    Realized gain (loss) on sale of
      investments........................           (1,015,106)         197,083           12,517           (444,956)
                                            ------------------   --------------   --------------   ----------------
      Realized gain (loss)...............             (952,480)         477,032           12,517           (444,956)
                                            ------------------   --------------   --------------   ----------------
    Change in unrealized gain (loss)
      on investments.....................            1,057,290          114,419           (5,863)           603,745
                                            ------------------   --------------   --------------   ----------------
  Net increase (decrease) in net assets
    resulting from operations............   $           93,175   $      555,870   $        4,722   $         63,718
                                            ==================   ==============   ==============   ================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Concluded)
                      For the year ended December 31, 2006

                                                VIP Dynamic
 VIP Contrafund(R)     VIP Contrafund(R)   Capital Appreciation      VIP Mid Cap
    Subaccount            Subaccount           Subaccount             Subaccount
 (Service Class 2)      (Service Class)      (Service Class 2)    (Service Class 2)
-------------------   ------------------   --------------------   -----------------
 $           38,611   $          181,594   $                924   $          37,274
-------------------   ------------------   --------------------   -----------------

             75,719              275,529                  8,481             380,712
              5,766               24,448                    689              31,556
-------------------   ------------------   --------------------   -----------------
             81,485              299,977                  9,170             412,268
-------------------   ------------------   --------------------   -----------------
            (42,874)            (118,383)                (8,246)           (374,994)
-------------------   ------------------   --------------------   -----------------

            327,816            1,344,501                 10,922           2,485,304

            188,793              859,966                 46,232             871,390
-------------------   ------------------   --------------------   -----------------
            516,609            2,204,467                 57,154           3,356,694
-------------------   ------------------   --------------------   -----------------

           (138,587)            (628,558)                (8,391)         (1,015,027)
-------------------   ------------------   --------------------   -----------------
 $          335,148   $        1,457,526   $             40,517   $       1,966,673
===================   ==================   ====================   =================

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                       STATEMENTS OF CHANGES IN NET ASSETS
                 For the years ended December 31, 2006 and 2005

                                              AIM V.I. Capital                                    AIM V.I. Mid Cap
                                          Appreciation Subaccount    AIM V.I. Core Equity          Core Equity
                                                (Series II)          Subaccount (Series I)    Subaccount (Series II)
                                          -----------------------   ----------------------   -----------------------
                                              2006        2005         2006        2005         2006         2005
                                          ----------   ----------   ---------   ----------   ----------   ----------
Operations:
   Net investment income (loss)........   $   (8,622)  $   (5,049)  $  (4,919)  $       --   $   (4,893)  $   (5,410)
   Realized gain (loss)................        2,844          900       2,698           --       36,133       10,089
   Change in unrealized gain (loss)
      on investments...................       30,048       21,344      62,150           --       (4,255)       9,674
                                          ----------   ----------   ---------   ----------   ----------   ----------
      Net increase (decrease) in
         net assets resulting from
         operations....................       24,270       17,195      59,929           --       26,985       14,353
                                          ----------   ----------   ---------   ----------   ----------   ----------
Unit Transactions:
   Participant purchase payments.......      259,957       52,978          --           --       15,090       13,031
   Participant transfers from other
      funding options..................        8,475       47,066     882,302           --        6,879       31,997
   Growth rate intra-fund
      transfers in.....................                        --          --           --           --           --
   Administrative charges..............          (42)         (50)       (146)          --          (34)         (37)
   Contract surrenders.................       (2,823)      (7,964)   (148,302)          --       (7,355)      (3,143)
   Participant transfers to other
      funding options..................      (22,696)      (1,850)         --           --       (5,558)      (4,028)
   Growth rate intra-fund
      transfers out....................           --           --          --           --           --           --
   Other receipts/(payments)...........           --       (9,284)     (1,141)          --           --           --
                                          ----------   ----------   ---------   ----------   ----------   ----------
      Net increase (decrease) in
         net assets resulting from
         unit transactions.............      242,871       80,896     732,713           --        9,022       37,820
                                          ----------   ----------   ---------   ----------   ----------   ----------
      Net increase (decrease) in
         net assets....................      267,141       98,091     792,642           --       36,007       52,173
Net Assets:
   Beginning of year...................      274,783      176,692          --           --      309,862      257,689
                                          ----------   ----------   ---------   ----------   ----------   ----------
   End of year.........................   $  541,924   $  274,783   $ 792,642   $       --   $  345,869   $  309,862
                                          ==========   ==========   =========   ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                AllianceBernstein           AllianceBernstein            American Funds
 AIM V.I. Premier Equity        Growth and Income           Large-Cap Growth             Global Growth
  Subaccount (Series I)        Subaccount (Class B)        Subaccount (Class B)       Subaccount (Class 2)
------------------------   -------------------------   -------------------------   --------------------------
  2006          2005           2006          2005         2006          2005           2006          2005
----------   -----------   -----------   -----------   -----------   -----------   ------------   -----------
$    3,017   $   (11,239)  $   (34,658)  $   (34,784)  $   (35,538)  $  (103,245)  $   (363,454)  $  (364,121)
   232,923        42,550     1,291,243       105,038    (1,253,937)     (404,259)     1,003,460       438,292

  (184,050)        2,849    (1,027,162)       67,643     1,252,703     1,321,518      5,889,605     3,746,005
----------   -----------   -----------   -----------   -----------   -----------   ------------   -----------

    51,890        34,160       229,423       137,897       (36,772)      814,014      6,529,611     3,820,176
----------   -----------   -----------   -----------   -----------   -----------   ------------   -----------

         1           467       219,312       165,084           627        25,673        480,318     1,095,594

       395         1,736       109,655       486,882       129,241       162,976      5,102,214     4,241,928

        --            --            --            --            --            --             --         6,564
        (7)         (155)           (8)         (655)          (32)       (2,000)        (3,582)       (3,390)
  (249,398)     (243,934)     (203,818)     (302,156)     (309,982)     (488,720)    (3,329,749)   (1,836,782)

  (880,407)      (34,375)   (5,533,072)     (124,725)   (6,817,489)     (506,276)    (1,458,267)   (1,776,254)

        --            --            --            --            --            --             --        (6,564)
        --         3,926            24      (115,787)         (656)      (67,014)      (326,625)     (124,804)
----------   -----------   -----------   -----------   -----------   -----------   ------------   -----------

(1,129,416)     (272,335)   (5,407,907)      108,643    (6,998,291)     (875,361)       464,309     1,596,292
----------   -----------   -----------   -----------   -----------   -----------   ------------   -----------

(1,077,526)     (238,175)   (5,178,484)      246,540    (7,035,063)      (61,347)     6,993,920     5,416,468

 1,077,526     1,315,701     5,178,484     4,931,944     7,035,063     7,096,410     35,141,615    29,725,147
----------   -----------   -----------   -----------   -----------   -----------   ------------   -----------
$       --   $ 1,077,526   $        --   $ 5,178,484   $        --   $ 7,035,063   $ 42,135,535   $35,141,615
==========   ===========   ===========   ===========   ===========   ===========   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                                 American Funds
                                              American Funds Growth               Growth-Income
                                              Subaccount (Class 2)             Subaccount (Class 2)       Capital Appreciation Fund
                                          -----------------------------   -----------------------------   --------------------------
                                               2006            2005           2006            2005           2006          2005
                                          -------------   -------------   -------------   -------------   -----------   -----------
Operations:
   Net investment income (loss)........   $  (1,135,438)  $  (1,077,501)  $    (360,913)  $    (536,059)  $    (7,035)  $   (14,758)
   Realized gain (loss)................       3,648,262         718,075       5,470,182       1,423,074       234,891        35,175
   Change in unrealized gain (loss)
      on investments...................       5,573,900      12,910,809       7,672,065       2,988,898      (235,499)      103,427
                                          -------------   -------------   -------------   -------------   -----------   -----------
      Net increase (decrease) in
         net assets resulting from
         operations....................       8,086,724      12,551,383      12,781,334       3,875,913        (7,643)      123,844
                                          -------------   -------------   -------------   -------------   -----------   -----------
Unit Transactions:
   Participant purchase payments.......         918,249       3,411,245         613,757       3,067,408       112,836       171,706
   Participant transfers from other
      funding options..................      11,433,092       9,561,529       8,995,160       7,836,273       226,581       319,102
   Growth rate intra-fund
      transfers in.....................              --           1,078              --           8,361            --            --
   Administrative charges..............         (10,351)        (10,401)        (11,200)        (12,118)           (4)         (208)
   Contract surrenders.................     (11,542,582)     (4,417,593)    (12,339,126)     (4,463,631)     (122,976)     (116,091)
   Participant transfers to other
      funding options..................      (5,095,958)     (3,228,739)     (3,840,677)     (3,705,850)   (1,200,837)      (30,422)
   Growth rate intra-fund
      transfers out....................              --          (1,078)             --          (8,362)           --            --
   Other receipts/(payments)...........        (422,134)       (698,478)     (1,253,586)       (758,619)           --          (146)
                                          -------------   -------------   -------------   -------------   -----------   -----------
      Net increase (decrease) in net
         assets resulting from unit
         transactions..................      (4,719,684)      4,617,563      (7,835,672)      1,963,462      (984,400)      343,941
                                          -------------   -------------   -------------   -------------   -----------   -----------
      Net increase (decrease) in
         net assets....................       3,367,040      17,168,946       4,945,662       5,839,375      (992,043)      467,785
Net Assets:
   Beginning of year...................     101,605,641      84,436,695     101,734,768      95,895,393       992,043       524,258
                                          -------------   -------------   -------------   -------------   -----------   -----------
   End of year.........................   $ 104,972,681   $ 101,605,641   $ 106,680,430   $ 101,734,768   $        --   $   992,043
                                          =============   =============   =============   =============   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

 Credit Suisse Trust        Delaware VIP REIT             Dreyfus VIF           Dreyfus VIF Developing
     Emerging                  Subaccount           Appreciation Subaccount       Leaders Subaccount
 Markets Subaccount         (Standard Class)            (Initial Shares)           (Initial Shares)
---------------------   -------------------------   -----------------------   -------------------------
   2006        2005         2006          2005        2006           2005         2006          2005
---------   ---------   -----------   -----------   ---------   -----------   -----------   -----------
$  (1,390)  $  (1,421)  $    44,442   $    (5,859)  $  (3,062)  $   (10,612)  $   (20,727)  $   (31,410)
   11,988      39,773       812,701       272,251      11,074         2,978       191,912        63,362

   15,252      (7,402)     (629,140)     (140,561)     62,580        18,890      (154,209)       24,890
---------   ---------   -----------   -----------   ---------   -----------   -----------   -----------

   25,850      30,950       228,003       125,831      70,592        11,256        16,976        56,842
---------   ---------   -----------   -----------   ---------   -----------   -----------   -----------

       34          36        70,789       254,701      19,598        32,520         7,656        31,866

    1,081         378       475,107       402,826      11,796        12,530        16,984        18,476

       --          --            --            --          --            --            --            --
      (45)        (42)           --          (553)       (143)         (147)         (231)         (262)
  (17,708)    (83,785)      (66,085)     (136,809)    (42,718)       (7,234)     (284,201)     (100,826)

     (113)       (106)   (3,612,822)     (406,220)    (18,486)       (7,063)      (86,674)     (148,097)

       --          --            --            --          --            --            --            --
       --          --            --       (30,964)         --            --       (11,827)           --
---------   ---------   -----------   -----------   ---------   -----------   -----------   -----------

  (16,751)    (83,519)   (3,133,011)       82,981     (29,953)       30,606      (358,293)     (198,843)
---------   ---------   -----------   -----------   ---------   -----------   -----------   -----------

    9,099     (52,569)   (2,905,008)      208,812      40,639        41,862      (341,317)     (142,001)

   97,224     149,793     2,905,008     2,696,196     524,244       482,382     1,496,696     1,638,697
---------   ---------   -----------   -----------   ---------   -----------   -----------   -----------
$ 106,323   $  97,224   $        --   $ 2,905,008   $ 564,883   $   524,244   $ 1,155,379   $ 1,496,696
=========   =========   ===========   ===========   =========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                           FAMVS Mercury Global        FAMVS Mercury Value         FTVIPT Franklin
                                              Allocation V.I.          Opportunities V.I.         Income Securities
                                          Subaccount (Class III)     Subaccount (Class III)     Subaccount (Class 2)
                                        -------------------------   -----------------------   ------------------------
                                            2006         2005          2006         2005         2006         2005
                                        -----------   -----------   ----------   ----------   ----------   -----------
Operations:
  Net investment income (loss) .......  $   (14,857)  $     7,952   $  (20,401)  $  (26,447)  $   41,731   $      (817)
  Realized gain (loss) ...............      407,719        15,916     (705,573)   1,048,866       63,905           244
  Change in unrealized gain (loss)
    on investments ...................     (218,556)      128,776    1,053,330     (809,931)     255,278       (12,621)
                                        -----------   -----------   ----------   ----------   ----------   -----------
    Net increase (decrease) in
      net assets resulting from
      operations .....................      174,306       152,644      327,356      212,488      360,914       (13,194)
                                        -----------   -----------   ----------   ----------   ----------   -----------
Unit Transactions:
  Participant purchase payments ......        2,858       269,108       58,491      173,680      208,212       114,704
  Participant transfers from other
    funding options ..................       49,652       400,382      557,736    1,141,442    3,317,566     1,193,847
  Growth rate intra-fund
    transfers in .....................           --            --           --           --           --            --
  Administrative charges .............          (16)         (150)          --          (89)        (265)          (52)
  Contract surrenders ................      (16,628)      (79,551)     (12,954)     (17,205)    (814,109)      (13,158)
  Participant transfers to other
    funding options ..................   (2,232,983)      (35,860)  (3,672,285)    (207,095)    (825,128)     (116,499)
  Growth rate intra-fund
    transfers out ....................           --            --           --           --           --            --
  Other receipts/(payments) ..........           --       (95,366)          --           --           --            --
                                        -----------   -----------   ----------   ----------   ----------   -----------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..............   (2,197,117)      458,563   (3,069,012)   1,090,733    1,886,276     1,178,842
                                        -----------   -----------   ----------   ----------   ----------   -----------
    Net increase (decrease) in
      net assets .....................   (2,022,811)      611,207   (2,741,656)   1,303,221    2,247,190     1,165,648
Net Assets:
  Beginning of year ..................    2,022,811     1,411,604    2,741,656    1,438,435    1,165,648            --
                                        -----------   -----------   ----------   ----------   ----------   -----------
  End of year ........................  $        --   $ 2,022,811   $       --   $2,741,656   $3,412,838   $ 1,165,648
                                        ===========   ===========   ==========   ==========   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

 FTVIPT Franklin Rising     FTVIPT Franklin Small-       FTVIPT Mutual Shares      FTVIPT Templeton Developing
  Dividends Securities    Mid Cap Growth Securities     Securities Subaccount          Markets Securities
  Subaccount (Class 2)       Subaccount (Class 2)              (Class 2)              Subaccount (Class 2)
-----------------------   -------------------------   --------------------------   ---------------------------
   2006         2005          2006          2005          2006           2005          2006          2005
----------   ----------   -----------   -----------   ------------   -----------   ------------   ------------
$  (13,506)  $   (9,426)  $  (206,880)  $  (217,768)  $   (135,991)  $  (202,641)  $    (69,851)  $    (39,819)
    30,607        5,882       460,713       181,627      5,597,674       294,809        788,654         207,114

   125,911       25,792       443,143       323,752     (4,095,506)    1,440,668      1,213,341      1,105,745
----------   ----------   -----------   -----------   ------------   -----------   ------------   ------------

   143,012       22,248       696,976       287,611      1,366,177     1,532,836      1,932,144      1,273,040
----------   ----------   -----------   -----------   ------------   -----------   ------------   ------------

    69,244      512,592        78,955       159,588         54,946     1,014,266        160,952        336,576

    45,550       80,473       374,956       275,427        935,411     3,162,621      2,895,035      3,975,409

        --           --            --            --             --            --             --             --
       (84)         (92)       (1,474)       (1,624)            (9)       (2,138)          (830)          (613)
  (138,033)      (8,947)   (1,351,120)     (606,890)      (391,049)   (1,045,405)    (1,198,073)      (309,989)

   (67,189)      (1,484)   (1,166,689)   (1,302,617)   (21,838,182)     (752,291)    (2,209,542)    (1,509,099)

        --           --            --            --             --            --             --             --
        --       (9,356)      (40,478)     (103,223)       (15,568)     (216,400)           (39)            --
----------   ----------   -----------   -----------   ------------   -----------   ------------   ------------

   (90,512)     573,186    (2,105,850)   (1,579,339)   (21,254,451)    2,160,653       (352,497)     2,492,284
----------   ----------   -----------   -----------   ------------   -----------   ------------   ------------

    52,500      595,434    (1,408,874)   (1,291,728)   (19,888,274)    3,693,489      1,579,647      3,765,324

 1,027,630      432,196    11,530,593    12,822,321     19,888,274    16,194,785      7,539,757      3,774,433
----------   ----------   -----------   -----------   ------------   -----------   ------------   ------------
$1,080,130   $1,027,630   $10,121,719   $11,530,593   $         --   $19,888,274   $  9,119,404   $  7,539,757
==========   ==========   ===========   ===========   ============   ===========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                             FTVIPT Templeton           FTVIPT Templeton
                                            Foreign Securities          Growth Securities
                                           Subaccount (Class 2)       Subaccount (Class 2)     High Yield Bond Trust
                                        -------------------------   ------------------------   ----------------------
                                            2006         2005           2006         2005         2006         2005
                                        -----------   -----------   -----------   ----------   ----------   ---------
Operations:
  Net investment income (loss) .......  $  (151,776)  $  (146,420)  $   (30,887)  $  (32,289)  $    9,479   $  (3,005)
  Realized gain (loss) ...............    1,134,371       273,488       965,125       56,354       (4,113)       (298)
  Change in unrealized gain (loss)
    on investments ...................    3,229,165     1,593,414      (539,071)     240,453       (2,088)      3,327
                                        -----------   -----------   -----------   ----------   ----------   ---------
    Net increase (decrease) in
      net assets resulting from
      operations .....................    4,211,760     1,720,482       395,167      264,518        3,278          24
                                        -----------   -----------   -----------   ----------   ----------   ---------
Unit Transactions:
  Participant purchase payments ......      387,839     1,255,876       153,087      814,241        8,619      61,744
  Participant transfers from other
    funding options ..................    2,939,165     3,158,656       502,913    1,743,463        2,878      64,004
  Growth rate intra-fund
    transfers in .....................           --        10,222            --           --           --          --
  Administrative charges .............       (2,275)       (2,100)           (3)        (494)          --         (23)
  Contract surrenders ................   (3,474,323)   (1,207,006)      (67,907)    (299,577)          --        (950)
  Participant transfers to other
    funding options ..................   (1,243,089)     (777,126)   (5,369,251)    (418,897)    (163,653)    (50,454)
  Growth rate intra-fund
    transfers out ....................           --       (10,222)           --           --           --          --
  Other receipts/(payments)...........     (240,055)     (170,623)           --         (242)          --          --
                                        -----------   -----------   -----------   ----------   ----------   ---------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..............   (1,632,738)    2,257,677    (4,781,161)   1,838,494     (152,156)     74,321
                                        -----------   -----------   -----------   ----------   ----------   ---------
    Net increase (decrease) in
      net assets .....................    2,579,022     3,978,159    (4,385,994)   2,103,012     (148,878)     74,345
Net Assets:
  Beginning of year ..................   22,314,332    18,336,173     4,385,994    2,282,982      148,878      74,533
                                        -----------   -----------   -----------   ----------   ----------   ---------
  End of year ........................  $24,893,354   $22,314,332   $        --   $4,385,994   $       --   $ 148,878
                                        ===========   ===========   ===========   ==========   ==========   =========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

   Janus Aspen Balanced       Janus Aspen Global Life   Janus Aspen Global Technology      Janus Aspen Mid Cap
        Subaccount              Sciences Subaccount              Subaccount                 Growth Subaccount
     (Service Shares)            (Service Shares)             (Service Shares)              (Service Shares)
---------------------------   -----------------------   -----------------------------   ------------------------
    2006           2005          2006         2005          2006            2005            2006         2005
------------   ------------   ----------   ----------   -------------   -------------   -----------   ----------
$     (9,888)  $     (1,137)  $   (1,334)  $   (1,279)  $      (2,432)  $      (2,525)  $   (51,794)  $  (50,615)
     232,842          9,996        4,970          958           8,829           5,109        51,197      (35,281)

    (180,176)        62,917         (820)       5,990          (2,141)          4,953       339,522      386,026
 -----------   ------------  -----------   ----------   -------------  --------------   -----------  -----------

      42,778         71,776        2,816        5,669           4,256           7,537       338,925      300,130
------------   ------------   ----------   ----------   -------------   -------------   -----------   ----------

          --         51,649          284           36           1,234           9,486        10,076      167,061

       1,606         12,378          893           38          25,319             130        83,211       53,069

          --             --           --           --              --              --            --           --
          --           (152)         (38)         (35)            (69)            (71)         (861)        (975)
     (11,578)       (48,180)     (12,525)         (44)        (15,981)         (1,254)     (407,241)    (226,151)

  (1,414,806)        (3,422)        (519)      (2,410)        (36,134)        (76,431)      (93,622)    (146,378)

          --             --           --           --              --              --            --           --
          --        (22,618)          --           --              --              --      (144,559)     (21,691)
------------   ------------   ----------   ----------   -------------   -------------   -----------   ----------

  (1,424,778)       (10,345)     (11,905)      (2,415)        (25,631)        (68,140)     (552,996)    (175,065)
------------   ------------   ----------   ----------   -------------   -------------   -----------   ----------

  (1,382,000)        61,431       (9,089)       3,254         (21,375)        (60,603)     (214,071)     125,065

   1,382,000      1,320,569       61,130       57,876         123,204         183,807     3,332,960    3,207,895
------------   ------------   ----------   ----------   -------------   -------------   -----------   ----------
$         --   $  1,382,000   $   52,041   $   61,130   $     101,829   $     123,204   $ 3,118,889   $3,332,960
============   ============   ==========   ==========   =============   =============   ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                        Janus Aspen Worldwide
                                          Growth Subaccount     Lazard Retirement Small Cap   LMPIS Dividend Strategy
                                          (Service Shares)              Subaccount                  Subaccount
                                        ---------------------   ---------------------------   -----------------------
                                           2006        2005         2006           2005          2006         2005
                                        ---------   ---------   ------------   ------------   ----------   ----------
Operations:
  Net investment income (loss) .......  $  (1,684)  $  (2,522)  $    (60,244)  $    (63,722)  $     (835)  $   (2,005)
  Realized gain (loss) ...............     18,927       3,447        656,263        276,487       76,776       29,095
  Change in unrealized gain (loss)
    on investments ...................     14,561       6,949       (239,416)      (144,288)     242,312      (82,373)
                                        ---------   ---------   ------------   ------------   ----------   ----------
    Net increase (decrease) in
      net assets resulting from
      operations .....................     31,804       7,874        356,603         68,477      318,253      (55,283)
                                        ---------   ---------   ------------   ------------   ----------   ----------
Unit Transactions:
  Participant purchase payments ......        100       7,906         80,158        268,095       50,000       61,281
  Participant transfers from other
    funding options ..................         33       3,156        440,170        510,927       16,400       91,614
  Growth rate intra-fund
    transfers in .....................         --          --             --             --           --           --
  Administrative charges .............        (53)        (40)          (484)          (490)        (454)        (480)
  Contract surrenders ................    (53,004)    (11,755)      (259,548)      (182,894)    (218,128)    (117,653)
  Participant transfers to other
    funding options ..................    (24,661)    (24,130)    (3,770,510)      (288,347)    (273,691)    (223,275)
  Growth rate intra-fund
    transfers out ....................         --          --             --             --           --           --
  Other receipts/(payments) ..........    (19,711)         --        (37,302)       (30,043)     (76,754)    (146,693)
                                        ---------   ---------   ------------   ------------   ----------   ----------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..............    (97,296)    (24,863)    (3,547,516)       277,248     (502,627)    (335,206)
                                        ---------   ---------   ------------   ------------   ----------   ----------
    Net increase (decrease) in
      net assets .....................    (65,492)    (16,989)    (3,190,913)       345,725     (184,374)    (390,489)
Net Assets:
  Beginning of year ..................    262,923     279,912      3,190,913      2,845,188    2,274,178    2,664,667
                                        ---------   ---------   ------------   ------------   ----------   ----------
  End of year ........................  $ 197,431   $ 262,923   $         --   $  3,190,913   $2,089,804   $2,274,178
                                        =========   =========   ============   ============   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

LMPIS Premier Selections
         All Cap            LMPVPV Small Cap Growth          LMPVPI All Cap            LMPVPI All Cap
    Growth Subaccount      Opportunities Subaccount       Subaccount (Class I)      Subaccount (Class II)
------------------------   ------------------------   ---------------------------   ---------------------
   2006          2005          2006         2005          2006           2005          2006        2005
----------   -----------   ----------   -----------   ------------   ------------   ---------   ---------
$  (50,897)  $   (47,967)  $ (121,672)  $  (124,258)  $    (76,171)  $   (168,360)  $     131   $     (16)
   159,627        25,448      489,905       835,184      1,348,300        650,762       5,152           2

    24,179       137,743       (7,848)     (536,594)       924,957       (237,705)      9,616          75
----------   -----------   ----------   -----------   ------------   ------------   ---------   ---------

   132,909       115,224      360,385       174,332      2,197,086        244,697      14,899          61
----------   -----------   ----------   -----------   ------------   ------------   ---------   ---------

    50,000         7,196       45,581       223,242         48,055         96,231     115,700       1,760

    53,084        38,908      300,828     2,836,386        314,113        541,701      25,995          --

        --            --           --            --             --             --          --          --
      (195)         (236)        (515)         (636)        (2,046)        (2,471)         --          --
  (106,459)      (71,841)    (955,864)     (384,859)    (2,297,659)      (870,455)         --          --

  (242,318)      (47,767)  (4,119,312)     (917,993)    (1,158,910)    (3,656,151)    (31,030)         --

        --            --           --            --             --             --          --          --
        --       (37,289)     (17,268)      (37,538)      (146,114)      (122,020)         --          --
----------   -----------   ----------   -----------   ------------   ------------   ---------   ---------

  (245,888)     (111,029)  (4,746,550)    1,718,602     (3,242,561)    (4,013,165)    110,665       1,760
----------   -----------   ----------   -----------   ------------   ------------   ---------   ---------

  (112,979)        4,195   (4,386,165)    1,892,934     (1,045,475)    (3,768,468)    125,564       1,821

 2,818,452     2,814,257    7,503,616     5,610,682     15,482,894     19,251,362       1,821          --
----------   -----------   ----------   -----------   ------------   ------------   ---------   ---------
$2,705,473   $ 2,818,452   $3,117,451   $ 7,503,616   $ 14,437,419   $ 15,482,894   $ 127,385   $   1,821
==========   ===========   ==========   ===========   ============   ============   =========   =========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                             LMPVPI Large Cap
                                           LMPVPI Investors Subaccount       Growth Subaccount        LMPVPI Small Cap Growth
                                                   (Class I)                     (Class I)              Subaccount (Class I)
                                          ----------------------------   ------------------------   ---------------------------
                                              2006            2005          2006          2005           2006          2005
                                          ------------   -------------   ----------   -----------   ------------   ------------
Operations:
   Net investment income (loss) .......   $    (56,016)  $     (90,361)  $   (9,357)  $    (9,661)  $   (169,619)  $   (170,056)
   Realized gain (loss) ...............      1,282,254         417,884       14,997         5,117        971,497      1,008,598
   Change in unrealized gain (loss)
     on investments ...................        519,139         278,774       (5,062)       15,014       (221,122)      (586,110)
                                          ------------   -------------   ----------   -----------   ------------   ------------
     Net increase (decrease) in
       net assets resulting from
       operations .....................      1,745,377         606,297          578        10,470        580,756        252,432
                                          ------------   -------------   ----------   -----------   ------------   ------------
Unit Transactions:
   Participant purchase payments ......        144,257         270,794      120,667         7,614         53,681         94,339
   Participant transfers from other
     funding options ..................        134,602       1,735,028       78,448        29,311        143,478      2,737,775
   Growth rate intra-fund
     transfers in .....................             --              --           --            --             --             --
   Administrative charges .............         (1,387)         (1,538)         (85)          (96)        (1,018)        (1,246)
   Contract surrenders ................     (1,675,760)       (518,416)     (27,681)      (23,098)    (1,040,482)      (472,189)
   Participant transfers to other
     funding options ..................     (2,818,594)     (2,570,715)    (269,080)     (156,881)    (4,503,455)      (807,808)
   Growth rate intra-fund
     transfers out ....................             --              --           --            --             --             --
   Other receipts/(payments) ..........       (233,672)       (234,337)          --            --        (14,150)       (19,796)
                                          ------------   -------------   ----------   -----------   ------------   ------------
     Net increase (decrease) in
       net assets resulting from
       unit transactions ..............     (4,450,554)      (,319,184)     (97,731)     (143,150)    (5,361,946)     1,531,075
                                          ------------   -------------   ----------   -----------   ------------   ------------
     Net increase (decrease) in
       net assets .....................     (2,705,177)       (712,887)     (97,153)     (132,680)    (4,781,190)     1,783,507
Net Assets:
   Beginning of year ..................     13,243,044      13,955,931      452,041       584,721     10,157,575      8,374,068
                                          ------------   -------------   ----------   -----------   ------------   ------------
   End of year ........................   $ 10,537,867   $  13,243,044   $  354,888   $   452,041   $  5,376,385   $ 10,157,575
                                          ============   =============   ==========   ===========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

   LMPVPI Total Return     LMPVPII Aggressive Growth   LMPVPII Aggressive Growth        LMPVPII Appreciation
  Subaccount (Class II)       Subaccount (Class I)       Subaccount (Class II)              Subaccount
------------------------   -------------------------   -------------------------   -----------------------------
    2006         2005          2006          2005          2006          2005           2006            2005
-----------   ----------   -----------   -----------   -----------   -----------   -------------   -------------
$     6,085   $     (213)  $   (18,890)  $   (16,608)  $   (16,460)  $   (14,594)  $    (233,590)  $    (308,392)
     12,049          750        50,816         8,308        19,889         2,820       1,989,506         432,093

      7,626        1,200        36,538        68,090        51,710        63,148       1,900,242         641,158
-----------   ----------   -----------   -----------   -----------   -----------   -------------   -------------

     25,760        1,737        68,464        59,790        55,139        51,374       3,656,158         764,859
-----------   ----------   -----------   -----------   -----------   -----------   -------------   -------------

    355,659       22,642        77,760        69,259        43,871        46,589          53,225         679,132

    170,278        2,562        31,623        32,046        17,166        78,230         374,114         783,039

         --           --            --            --            --            --              --          12,107
        (33)         (20)          (93)         (101)          (93)          (79)         (4,051)         (4,393)
    (18,157)      (1,255)     (167,622)      (23,124)      (53,089)       (9,281)     (4,225,244)     (1,844,420)

       (570)        (170)      (35,837)      (17,659)      (57,649)      (17,526)       (839,142)       (997,321)

         --           --            --            --            --            --              --         (12,108)
         --           --            21            --            --            --        (368,425)       (370,989)
-----------   ----------   -----------   -----------   -----------   -----------   -------------   -------------

    507,177       23,759       (94,148)       60,421       (49,794)       97,933      (5,009,523)     (1,754,953)
-----------   ----------   -----------   -----------   -----------   -----------   -------------   -------------

    532,937       25,496       (25,684)      120,211         5,345       149,307      (1,353,365)       (990,094)

    106,837       81,341       836,356       716,145       722,688       573,381      31,713,028      32,703,122
-----------   ----------   -----------   -----------   -----------   -----------   -------------   -------------
$   639,774   $  106,837   $   810,672   $   836,356   $   728,033   $   722,688   $  30,359,663   $  31,713,028
===========   ==========   ===========   ===========   ===========   ===========   =============   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                            LMPVPII Diversified
                                                 Strategic               LMPVPII Equity Index       LMPVPII Fundamental Value
                                             Income Subaccount           Subaccount (Class II)              Subaccount
                                        ---------------------------  ----------------------------  ---------------------------
                                            2006          2005          2006             2005           2006          2005
                                        ------------  -------------  -------------  -------------  -------------  ------------
Operations:
   Net investment income (loss) ......  $    520,176  $     561,084  $     (71,872) $     (95,150) $    (120,878) $   (385,045)
   Realized gain (loss) ..............       (75,099)        25,223        549,293        301,325      2,985,355     3,232,818
   Change in unrealized gain (loss)
     on investments ..................        (6,228)      (464,710)     1,185,120        105,335      2,921,782    (1,594,444)
                                        ------------  -------------  -------------  -------------  -------------  ------------
     Net increase (decrease) in
       net assets resulting from
       operations ....................       438,849        121,597      1,662,541        311,510      5,786,259     1,253,329
                                        ------------  -------------  -------------  -------------  -------------  ------------
Unit Transactions:
   Participant purchase payments .....         8,645        331,546         60,476        118,952        281,202       547,619
   Participant transfers from other
     funding options .................       125,092        714,897        156,716        699,272      1,010,557     1,835,555
   Growth rate intra-fund
     transfers in ....................            --             --             --             --             --        12,629
   Administrative charges ............        (1,783)        (2,081)        (1,819)        (2,076)        (6,133)       (6,869)
   Contract surrenders ...............    (2,013,913)    (1,468,668)    (1,438,648)    (1,549,647)    (6,864,981)   (3,131,793)
   Participant transfers to other
     funding options .................      (964,427)    (1,330,383)      (445,580)      (991,415)    (2,563,166)   (2,389,307)
   Growth rate intra-fund
     transfers out ...................            --             --             --             --             --       (12,630)
   Other receipts/(payments) .........       (92,884)      (293,080)       (61,785)       (81,086)      (210,132)     (335,910)
                                        ------------  -------------  -------------  -------------  -------------  ------------
     Net increase (decrease) in
       net assets resulting from
       unit transactions .............    (2,939,270)    (2,047,769)    (1,730,640)    (1,806,000)    (8,352,653)   (3,480,706)
                                        ------------  -------------  -------------  -------------  -------------  ------------
     Net increase (decrease) in
       net assets ....................    (2,500,421)    (1,926,172)       (68,099)    (1,494,490)    (2,566,394)   (2,227,377)
Net Assets:
   Beginning of year .................    15,109,992     17,036,164     13,874,487     15,368,977     43,837,646    46,065,023
                                        ------------  -------------  -------------  -------------  -------------  ------------
   End of year .......................  $ 12,609,571  $  15,109,992  $  13,806,388  $  13,874,487  $  41,271,252  $ 43,837,646
                                        ============  =============  =============  =============  =============  ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

LMPVPII Growth and Income    LMPVPIII Adjustable Rate       LMPVPIII Aggressive Growth         LMPVPIII High Income
   Subaccount (Class I)          Income Subaccount                 Subaccount                       Subaccount
-------------------------   ---------------------------   -----------------------------   -----------------------------
   2006         2005            2006           2005           2006            2005             2006            2005
----------   ------------   ------------   ------------   -------------   -------------   -------------   -------------
$   (1,527)  $     (1,461)  $     96,275   $     50,784   $  (1,196,030)  $  (1,155,519)  $   1,138,586   $   1,437,294
     8,744            559          5,351          5,899       2,747,235         724,927         (71,849)         49,460

        14          2,041        (13,717)       (38,241)      2,667,727       6,401,261         770,314      (1,321,639)
----------   ------------   ------------   ------------   -------------   -------------   -------------   -------------

     7,231          1,139         87,909         18,442       4,218,932       5,970,669       1,837,051         165,115
----------   ------------   ------------   ------------   -------------   -------------   -------------   -------------

        --             --         54,623        105,407         389,291       1,081,345          98,572         531,386
     1,270          1,250        545,910      1,867,358       2,987,989       4,306,297       1,114,907       2,453,412

        --             --             --             --              --           8,880              --              --
       (30)           (28)          (481)          (631)         (9,843)        (10,874)         (3,086)         (3,618)
   (33,629)        (2,139)      (352,884)      (274,863)     (9,690,534)     (3,670,762)     (3,453,559)     (1,923,227)

       (72)           (13)    (1,187,122)    (1,451,072)     (3,072,594)     (3,677,861)     (2,661,882)     (4,448,159)

        --             --             --             --              --          (8,880)             --              --
        --             --       (122,253)       (73,282)       (354,231)       (495,445)       (468,728)       (125,550)
----------   ------------   ------------   ------------   -------------   -------------   -------------   -------------

   (32,461)          (930)    (1,062,207)       172,917      (9,749,922)     (2,467,300)     (5,373,776)     (3,515,756)
----------   ------------   ------------   ------------   -------------   -------------   -------------   -------------

   (25,230)           209       (974,298)       191,359      (5,530,990)      3,503,369      (3,536,725)     (3,350,641)

    85,437         85,228      5,086,873      4,895,514      67,565,138      64,061,769      24,072,295      27,422,936
----------   ------------   ------------   ------------   -------------   -------------   -------------   -------------
$   60,207   $     85,437   $  4,112,575   $  5,086,873   $  62,034,148   $  67,565,138   $  20,535,570   $  24,072,295
==========   ============   ============   ============   =============   =============   =============   =============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                           LMPVPIII International
                                                   All Cap                 LMPVPIII Large Cap             LMPVPIII Large Cap
                                              Growth Subaccount             Growth Subaccount                 Subaccount
                                         ---------------------------   ----------------------------   ---------------------------
                                             2006           2005           2006            2005           2006           2005
                                         ------------   ------------   ------------   -------------   ------------   ------------
Operations:
   Net investment income (loss) ......   $     11,927   $     (1,843)  $   (381,300)  $    (436,796)  $    (27,307)  $      1,453
   Realized gain (loss) ..............        389,686        126,867        399,786         156,885        341,671         23,803
   Change in unrealized gain (loss)
     on investments ..................        199,742        134,944        456,466       1,061,442        911,985        360,366
                                         ------------   ------------   ------------   -------------   ------------   ------------
     Net increase (decrease) in
       net assets resulting from
       operations ....................        601,355        259,968        474,952         781,531      1,226,349        385,622
                                         ------------   ------------   ------------   -------------   ------------   ------------
Unit Transactions:
   Participant purchase payments .....             --          4,910        160,692         526,537             --            840
   Participant transfers from other
     funding options .................        131,250        346,852        484,022       1,058,006         25,580         21,900
   Growth rate intra-fund
     transfers in ....................             --         13,022             --              --             --             --
   Administrative charges ............           (700)          (780)        (5,086)         (6,023)        (1,235)        (1,408)
   Contract surrenders ...............       (700,760)      (279,100)    (2,805,053)     (1,664,533)    (1,034,886)      (547,623)
   Participant transfers to other
     funding options .................       (181,248)       (96,098)    (1,796,049)     (2,628,069)      (433,390)      (322,010)
   Growth rate intra-fund
     transfers out ...................             --        (13,022)            --              --             --             --
   Other receipts/(payments) .........        (13,852)       (19,464)      (510,499)       (412,311)       (18,066)      (193,479)
                                         ------------   ------------   ------------   -------------   ------------   ------------
     Net increase (decrease) in
       net assets resulting from
       unit transactions .............       (765,310)       (43,680)    (4,471,973)     (3,126,393)    (1,461,997)    (1,041,780)
                                         ------------   ------------   ------------   -------------   ------------   ------------
     Net increase (decrease) in
       net assets ....................       (163,955)       216,288     (3,997,021)     (2,344,862)      (235,648)      (656,158)
Net Assets:
   Beginning of year .................      2,952,334      2,736,046     26,025,608      28,370,470      8,233,613      8,889,771
                                         ------------   ------------   ------------   -------------   ------------   ------------
   End of year .......................   $  2,788,379   $  2,952,334   $ 22,028,587   $  26,025,608   $  7,997,965   $  8,233,613
                                         ============   ============   ============   =============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                  LMPVPIV Multiple Discipline     LMPVPIV Multiple Discipline
    LMPVPIII Mid Cap Core           LMPVPIII Money Market             Subaccount-All Cap          Subaccount-Balanced All Cap
         Subaccount                       Subaccount                   Growth and Value                 Growth and Value
-----------------------------   -----------------------------   ------------------------------   -----------------------------
     2006            2005            2006            2005            2006            2005            2006             2005
-------------   -------------   -------------   -------------   -------------   --------------   -------------   -------------
$    (192,428)  $    (178,629)  $     416,821   $     155,593   $  (1,521,082)  $  ( 1,896,019)  $    (486,100)  $    (745,526)
    2,465,553       1,474,805              --              --       9,112,279        3,743,550       4,632,962       1,680,193

     (405,031)       (328,736)             --              --       2,944,525        1,374,126       1,460,963         744,284
-------------   -------------   -------------   -------------   -------------   --------------   -------------   -------------

    1,868,094         967,440         416,821         155,593      10,535,722        3,221,657       5,607,825       1,678,951
-------------   -------------   -------------   -------------   -------------   --------------   -------------   -------------

       66,379         164,261         896,913         296,199         701,066        2,621,809         269,023       1,529,597

      147,220         214,525      12,717,632      10,171,772         829,175        5,644,564         590,075       5,141,231

           --              --              --              --              --               --              --              --
       (2,383)         (2,768)         (2,675)         (2,652)        (13,789)         (15,289)        (12,487)        (13,998)
   (1,701,947)     (1,072,673)    (11,402,856)     (2,579,207)    (17,874,319)      (4,541,997)    (14,112,372)     (3,454,765)

     (847,397)       (688,076)     (2,943,001)    (10,056,378)     (9,026,961)     (11,815,118)     (5,536,708)     (8,607,766)

           --              --              --              --              --               --              --              --
     (578,011)        (68,700)       (141,086)       (480,577)       (762,196)        (422,806)       (818,160)     (1,244,533)
-------------   -------------   -------------   -------------   -------------   --------------   -------------   -------------

   (2,916,139)     (1,453,431)       (875,073)     (2,650,843)    (26,147,024)      (8,528,837)    (19,620,629)     (6,650,234)
-------------   -------------   -------------   -------------   -------------   --------------   -------------   -------------

   (1,048,045)       (485,991)       (458,252)     (2,495,250)    (15,611,302)      (5,307,180)    (14,012,804)     (4,971,283)

   15,994,434      16,480,425      15,322,274      17,817,524     109,248,293      114,555,473      79,925,029      84,896,312
-------------   -------------   -------------   -------------   -------------   --------------   -------------   -------------
$  14,946,389   $  15,994,434   $  14,864,022   $  15,322,274   $  93,636,991   $  109,248,293   $  65,912,225   $  79,925,029
=============   =============   =============   =============   =============   ==============   =============   =============

    The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                         LMPVPIV Multiple Discipline    LMPVPIV Multiple Discipline           Lord Abbett
                                           Subaccount-Global All Cap        Subaccount-Large Cap           Growth and Income
                                               Growth and Value               Growth and Value           Subaccount (Class VC)
                                         ----------------------------   ---------------------------   ---------------------------
                                              2006           2005           2006           2005           2006           2005
                                         -------------   ------------   ------------   ------------   ------------   ------------
Operations:
   Net investment income (loss) ......   $    (202,133)  $   (266,301)  $   (128,698)  $   (156,263)  $   (108,905)  $   (131,487)
   Realized gain (loss) ..............       1,355,628        523,975        515,594        314,365        698,790        805,670
   Change in unrealized gain (loss)
     on investments ..................       1,648,983        733,895        502,982         10,310      1,089,398       (519,852)
                                         -------------   ------------   ------------   ------------   ------------   ------------
     Net increase (decrease) in
       net assets resulting from
       operations ....................       2,802,478        991,569        889,878        168,412      1,679,283        154,331
                                         -------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
   Participant purchase payments .....          76,067      1,395,017         54,745        557,880         96,109        517,654
   Participant transfers from other
     funding options .................       2,213,677      3,369,914        331,153        724,347        787,687      1,167,267
   Growth rate intra-fund
     transfers in ....................              --             --             --             --             --             --
   Administrative charges ............          (2,437)        (2,686)        (1,314)        (1,509)        (1,049)          (907)
   Contract surrenders ...............      (2,880,772)      (466,796)    (1,918,778)      (548,297)    (1,472,573)      (251,543)
   Participant transfers to other
     funding options .................      (1,631,047)    (2,662,955)      (328,402)    (1,086,471)      (736,726)      (572,638)
   Growth rate intra-fund
     transfers out ...................              --             --             --             --             --             --
   Other receipts/(payments) .........         (79,841)          (294)       (21,983)      (241,674)       (80,291)      (197,891)
                                         -------------   ------------   ------------   ------------   ------------   ------------
     Net increase (decrease) in
       net assets resulting from
       unit transactions .............      (2,304,353)     1,632,200     (1,884,579)      (595,724)    (1,406,843)       661,942
                                         -------------   ------------   ------------   ------------   ------------   ------------
     Net increase (decrease) in
       net assets ....................         498,125      2,623,769       (994,701)      (427,312)       272,440        816,273
Net Assets:
   Beginning of year .................      23,291,110     20,667,341     10,313,598     10,740,910     12,082,955     11,266,682
                                         -------------   ------------   ------------   ------------   ------------   ------------
   End of year .......................   $  23,789,235   $ 23,291,110   $  9,318,897   $ 10,313,598   $ 12,355,395   $ 12,082,955
                                         =============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                         MIST Batterymarch Mid-Cap
 Lord Abbett Mid-Cap Value                                   Stock Subaccount        MIST BlackRock High Yield
   Subaccount (Class VC)        Managed Assets Trust             (Class A)              Subaccount (Class A)
---------------------------   ------------------------   -------------------------   -------------------------
    2006           2005          2006          2005         2006          2005           2006         2005
------------   ------------   -----------   ----------   -----------   -----------   -----------   -----------
$   (267,177)  $   (253,211)  $       298   $     (502)  $   (16,058)  $        --   $   (24,965)  $        --
   1,888,836      1,196,189         1,930          607       (16,603)           --         6,387            --

     (81,363)       131,001          (303)          70       (40,608)           --       103,322            --
------------   ------------   -----------   ----------   -----------   -----------   -----------   -----------

   1,540,296      1,073,979         1,925          175       (73,269)           --        84,744            --
------------   ------------   -----------   ----------   -----------   -----------   -----------   -----------

     162,514      1,056,377            --        2,000        13,454            --         4,110            --

   1,019,471      4,165,887            --      190,767     1,363,199            --     2,107,658            --

          --             --            --           --            --            --            --            --
      (1,809)        (1,805)           --           --          (227)           --          (284)           --
  (1,894,951)      (623,653)           --           --      (129,181)           --      (127,613)           --

  (2,617,514)      (739,521)     (109,008)    (100,000)      (32,866)           --      (370,159)           --

          --             --            --           --            --            --            --            --
     (62,433)       (43,392)           --           --            --            --       (10,028)           --
------------   ------------   -----------   ----------   -----------   -----------   -----------   -----------

  (3,394,722)     3,813,893      (109,008)      92,767     1,214,379            --     1,603,684            --
------------   ------------   -----------   ----------   -----------   -----------   -----------   -----------

  (1,854,426)     4,887,872      (107,083)      92,942     1,141,110     1,688,428            --

  18,259,573     13,371,701       107,083       14,141            --            --            --            --
------------   ------------   -----------   ----------   -----------   -----------   -----------   -----------
$ 16,405,147   $ 18,259,573   $        --   $  107,083   $ 1,141,110   $        --   $ 1,688,428   $        --
============   ============   ===========   ==========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                              MIST BlackRock              MIST Dreman           MIST Harris Oakmark
                                              Large-Cap Core            Small-Cap Value      International Subaccount
                                           Subaccount (Class A)      Subaccount (Class A)           (Class A)
                                         -----------------------   -----------------------   ------------------------
                                            2006          2005        2006         2005          2006         2005
                                         -----------   ---------   ---------   -----------   -----------   ----------
Operations:
   Net investment income (loss) ......   $   (36,252)  $      --   $  (1,403)  $        --   $  (103,498)  $       --
   Realized gain (loss) ..............         2,246          --       5,359            --        13,381           --
   Change in unrealized gain (loss)
     on investments ..................       202,180          --      32,831            --       881,906           --
                                         -----------   ---------   ---------   -----------   -----------   ----------
     Net increase (decrease) in
       net assets resulting from
       operations ....................       168,174          --      36,787            --       791,789           --
                                         -----------   ---------   ---------   -----------   -----------   ----------
Unit Transactions:
   Participant purchase payments .....        20,776          --      20,757            --       132,894           --
   Participant transfers from other
     funding options .................     3,239,780          --     516,657            --     8,761,692           --
   Growth rate intra-fund
     transfers in ....................            --          --          --            --            --           --
   Administrative charges ............          (425)         --         (11)           --          (724)          --
   Contract surrenders ...............      (217,538)         --     (59,253)           --      (620,774)          --
   Participant transfers to other
     funding options .................       (78,011)         --     (36,480)           --      (199,689)          --
   Growth rate intra-fund
     transfers out ...................            --          --          --            --            --           --
   Other receipts/(payments) .........       (64,916)         --          --            --            53           --
                                         -----------   ---------   ---------   -----------   -----------   ----------
     Net increase (decrease) in net
       assets resulting from
       unit transactions .............     2,899,666          --     441,670            --     8,073,452           --
                                         -----------   ---------   ---------   -----------   -----------   ----------
     Net increase (decrease) in net
       assets ........................     3,067,840          --     478,457            --     8,865,241           --
Net Assets:
   Other receipts/(payments) .........            --          --          --            --            --           --
                                         -----------   ---------   ---------   -----------   -----------   ----------
   End of year .......................   $ 3,067,840   $      --   $ 478,457   $        --   $ 8,865,241   $       --
                                         ===========   =========   =========   ===========   ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

        MIST Janus           MIST Legg Mason Partners        MIST Lord Abbett          MIST Lord Abbett
  Capital Appreciation            Managed Assets              Bond Debenture          Growth and Income
   Subaccount (Class A)        Subaccount (Class A)        Subaccount (Class A)      Subaccount (Class B)
-------------------------   --------------------------   -----------------------   ------------------------
   2006           2005         2006          2005            2006         2005          2006         2005
-----------   -----------   ----------   -------------   -----------   ---------   -------------   --------
$   (14,302)  $        --   $     (253)  $          --   $   (37,761)  $      --   $    (336,796)  $     --
    (12,518)           --            3              --        16,032          --          56,857         --

     37,693            --        1,356              --       135,881          --       1,965,891         --
-----------   -----------   ----------   -------------   -----------   ---------   -------------   --------

     10,873            --        1,106              --       114,152          --       1,685,952         --
-----------   -----------   ----------   -------------   -----------   ---------   -------------   --------

      5,795            --           --              --         3,803          --         169,495         --

  1,349,996            --       20,093              --     2,733,139          --      27,722,069         --

         --            --           --              --            --          --              --         --
       (209)           --           --              --          (283)         --          (2,950)        --
   (136,167)           --           --              --      (196,584)         --      (2,966,095)        --

   (296,896)           --           --              --      (261,148)         --      (1,764,640)        --

         --            --           --              --            --          --              --         --
         --            --           --              --            --          --        (200,218)        --
-----------   -----------   ----------   -------------   -----------   ---------   -------------   --------

    922,519            --       20,093              --     2,278,927          --      22,957,661         --
-----------   -----------   ----------   -------------   -----------   ---------   -------------   --------

    933,392            --       21,199              --     2,393,079          --      24,643,613         --

         --            --           --              --            --          --              --         --
-----------   -----------   ----------   -------------   -----------   ---------   -------------   --------
$   933,392   $        --   $   21,199   $          --   $ 2,393,079   $      --   $  24,643,613   $     --
===========   ===========   ==========   =============   ===========   =========   =============   ========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                            MIST Lord Abbett           MIST Met/AIM               MIST Met/AIM
                                             Mid-Cap Value          Capital Appreciation         Small Cap Growth
                                           Subaccount (Class B)     Subaccount (Class A)       Subaccount (Class A)
                                         -----------------------   ------------------------   ---------------------
                                            2006         2005          2006         2005          2006        2005
                                         ----------   ----------   -----------   ----------   -----------   -------
Operations:
   Net investment income (loss) ......   $   (2,993)  $       --   $   (36,229)  $       --   $    (1,290)  $    --
   Realized gain (loss) ..............       11,197           --       477,205           --           833        --
   Change in unrealized gain (loss)
     on investments ..................       20,403           --      (506,139)          --         4,057        --
                                         ----------   ----------   -----------   ----------   -----------   -------
     Net increase (decrease) in
       net assets resulting from
       operations ....................       28,607           --       (65,163)          --         3,600        --
                                         ----------   ----------   -----------   ----------   -----------   -------
Unit Transactions:
   Participant purchase payments .....        9,620           --         2,155           --        29,420        --
   Participant transfers from other
     funding options .................      445,760           --     4,364,768           --       104,414        --
   Growth rate intra-fund
     transfers in ....................           --           --            --           --            --        --
   Administrative charges ............          (33)          --          (357)          --           (15)       --
   Contract surrenders ...............     (128,559)          --      (182,184)          --       (20,927)       --
   Participant transfers to other
     funding options .................       (9,273)          --       (51,033)          --       (11,339)       --
   Growth rate intra-fund
     transfers out ...................           --           --            --           --            --        --
   Other receipts/(payments) .........           --           --            --           --            --        --
                                         ----------   ----------   -----------   ----------   -----------   -------
     Net increase (decrease) in
       net assets resulting from
       unit transactions .............      317,515           --     4,133,349           --       101,553        --
                                         ----------   ----------   -----------   ----------   -----------   -------
     Net increase (decrease) in
       net assets ....................      346,122           --     4,068,186           --       105,153        --
Net Assets:
   Beginning of year .................           --           --            --           --            --        --
                                         ----------   ----------   -----------   ----------   -----------   -------
   End of year .......................   $  346,122   $       --   $ 4,068,186   $       --   $   105,153   $    --
                                         ==========   ==========   ===========   ==========   ===========   =======

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                    MIST Neuberger             MIST Oppenheimer
     MIST MFS(R) Value            Berman Real Estate         Capital Appreciation          MIST Pioneer Fund
   Subaccount  (Class A)         Subaccount (Class A)        Subaccount (Class B)         Subaccount (Class A)
--------------------------   ---------------------------   ------------------------   ---------------------------
    2006           2005           2006           2005           2006        2005           2006          2005
-------------   ----------   -------------   -----------   ------------   ---------   -------------   -----------
$       3,115   $       --   $     (52,893)  $        --   $     (2,415)  $      --   $     (21,330)  $        --
      174,798           --          44,022            --         (1,596)         --           4,911            --

      178,067           --         738,972            --         12,213          --         126,755            --
-------------   ----------   -------------   -----------   ------------   ---------   -------------   -----------

      355,980           --         730,101            --          8,202          --         110,336            --
-------------   ----------   -------------   -----------   ------------   ---------   -------------   -----------

       28,810           --          27,775            --        131,506          --           6,700            --

    4,242,916           --       4,188,702            --        111,531          --       1,813,987            --

           --           --              --            --             --          --              --            --
         (241)          --            (684)           --            (14)         --            (135)           --
     (479,207)          --        (415,063)           --        (17,101)         --        (209,513)           --

     (267,937)          --        (195,463)           --         (3,606)         --         (42,645)           --

           --           --              --            --             --          --              --            --
           --           --              --            --             --          --         (31,878)           --
-------------   ----------   -------------   -----------   ------------   ---------   -------------   -----------

    3,524,341           --       3,605,267            --        222,316          --       1,536,516            --
-------------   ----------   -------------   -----------   ------------   ---------   -------------   -----------

    3,880,321           --       4,335,368            --        230,518          --       1,646,852            --

           --           --              --            --             --          --              --            --
-------------   ----------   -------------   -----------   ------------   ---------   -------------   -----------
$   3,880,321   $       --   $   4,335,368   $        --   $    230,518   $      --   $   1,646,852   $        --
=============   ==========   =============   ===========   ============   =========   =============   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                     MIST Pioneer           MIST Pioneer        MIST Third Avenue
                                                    Mid-Cap Value         Strategic Income       Small Cap Value
                                                 Subaccount (Class A)   Subaccount (Class A)   Subaccount (Class B)
                                                 --------------------   ---------------------   ---------------------
                                                    2006      2005          2006       2005        2006        2005
                                                 ---------  ---------   -----------  --------   -----------  --------
Operations:
   Net investment income (loss) ..............   $  (2,294) $      --   $   122,920  $     --   $   (56,186) $     --
   Realized gain (loss) ......................       3,941         --         7,008        --       (17,086)       --
   Change in unrealized gain (loss) on
     investments .............................       8,007         --       (25,204)       --       211,939        --
                                                 ---------  ---------   -----------  --------   -----------  --------
     Net increase (decrease) in net assets
        resulting from operations ............       9,654         --       104,724        --       138,667        --
                                                 ---------  ---------   -----------  --------   -----------  --------
Unit Transactions:
   Participant purchase payments .............       1,084         --        25,417        --        34,943        --
   Participant transfers from other funding
     options .................................     243,611         --     4,021,996        --     7,394,947        --
   Growth rate intra-fund transfers in .......          --         --            --        --            --        --
   Administrative charges ....................         (26)        --          (237)       --          (124)       --
   Contract surrenders .......................     (11,928)        --      (372,893)       --      (368,351)       --
   Participant transfers to other funding
     options .................................     (79,627)        --      (298,554)       --      (367,033)       --
   Growth rate intra-fund transfers out ......          --         --            --        --            --        --
   Other receipts/(payments) .................          --         --       (14,883)       --       (26,611)       --
                                                 ---------  ---------   -----------  --------   -----------  --------
     Net increase (decrease) in net assets
       resulting from unit transactions ......     153,114         --     3,360,846        --     6,667,771        --
                                                 ---------  ---------   -----------  --------   -----------  --------
     Net increase (decrease) in net assets....     162,768         --     3,465,570        --     6,806,438        --
Net Assets:
   Beginning of year .........................          --         --            --        --            --        --
                                                 ---------  ---------   -----------  --------   -----------  --------
   End of year ...............................   $ 162,768  $      --   $ 3,465,570  $     --   $ 6,806,438  $     --
                                                 =========  =========   ===========  ========   ===========  ========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

     MSF BlackRock           MSF BlackRock          MSF BlackRock          MSF BlackRock
   Aggressive Growth          Bond Income            Bond Income           Money Market
  Subaccount (Class D)   Subaccount (Class A)   Subaccount (Class E)   Subaccount (Class A)
 ---------------------   --------------------   --------------------   --------------------
     2006       2005        2006       2005         2006       2005       2006       2005
 -----------  --------   -----------   ------   ------------   -----   -----------  -------
 $   (60,017) $     --   $   (29,198)  $   --   $   (184,885)  $  --   $    47,064  $    --
     (70,733)       --         7,595       --         45,616      --            --       --

     (54,438)       --        93,384       --        665,429      --            --       --
 -----------  --------   -----------   ------   ------------   -----   -----------  -------

    (185,188)       --        71,781       --        526,160      --        47,064       --
 -----------  --------   -----------   ------   ------------   -----   -----------  -------

       6,193        --         4,113       --         65,295      --        21,549       --

   6,184,402        --     2,773,718       --     16,052,959      --     4,645,950       --

          --        --            --       --             --      --            --       --
      (1,476)       --          (386)      --         (2,107)     --          (283)      --
    (329,599)       --      (344,822)      --     (1,786,711)     --    (1,474,886)      --

    (607,934)       --      (107,955)      --       (347,094)     --    (1,065,627)      --

          --        --            --       --             --      --            --       --
      11,614        --            --       --        (75,462)     --            --       --
 -----------  --------   -----------   ------   ------------   -----   -----------  -------

   5,263,200        --     2,324,668       --     13,906,880      --     2,126,703       --
 -----------  --------   -----------   ------   ------------   -----   -----------  -------

   5,078,012        --     2,396,449       --     14,433,040      --     2,173,767       --

          --        --            --       --             --      --            --       --
 -----------  --------   -----------   ------   ------------   -----   -----------  -------
 $ 5,078,012  $     --   $ 2,396,449   $   --   $ 14,433,040   $  --   $ 2,173,767  $    --
 ===========  ========   ===========   ======   ============   =====   ===========  =======

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                  MSF Capital Guardian
                                                       U.S. Equity           MSF FI Large Cap       MSF FI Value Leaders
                                                  Subaccount (Class A)     Subaccount (Class A)     Subaccount (Class D)
                                                 ----------------------   ----------------------   ----------------------
                                                     2006        2005         2006        2005         2006        2005
                                                 -----------  ---------   ------------  --------   ------------  --------
Operations:
   Net investment income (loss) ..............   $   (22,942) $      --   $   (131,361) $     --   $   (181,886) $     --
   Realized gain (loss) ......................        (8,159)        --       (158,415)       --        (39,304)       --
   Change in unrealized gain (loss) on
     investments ............................         82,141         --        290,086        --        499,036        --
                                                 -----------  ---------   ------------  --------   ------------  --------
      Net increase (decrease) in net assets
        resulting from operations ............        51,040         --            310        --        277,846        --
                                                 -----------  ---------   ------------  --------   ------------  --------
Unit Transactions:
   Participant purchase payments .............         8,016         --         29,622        --         48,841        --
   Participant transfers from other funding
     options .................................     2,423,142         --     14,197,357        --     16,026,904        --
   Growth rate intra-fund transfers in .......            --         --             --        --             --        --
   Administrative charges ....................          (546)        --         (2,932)       --         (1,840)       --
   Contract surrenders .......................      (161,188)        --     (1,681,167)       --     (1,362,608)       --
   Participant transfers to other funding
     options .................................      (129,453)        --       (978,747)       --       (759,162)       --
   Growth rate intra-fund transfers out ......            --         --             --        --             --        --
   Other receipts/(payments) .................       (39,965)        --        (54,802)       --       (219,701)       --
                                                 -----------  ---------   ------------  --------   ------------  --------
      Net increase (decrease) in net assets
        resulting from unit transactions .....     2,100,006         --     11,509,331        --     13,732,434        --
                                                 -----------  ---------   ------------  --------   ------------  --------
      Net increase (decrease) in net assets...     2,151,046         --     11,509,641        --     14,010,280        --
Net Assets:
   Beginning of year .........................            --         --             --        --             --        --
                                                 -----------  ---------   ------------  --------   ------------  --------
   End of year ...............................   $ 2,151,046  $      --   $ 11,509,641  $     --   $ 14,010,280  $     --
                                                 ===========  =========   ============  ========   ============  ========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

      MSF MetLife                  MSF MetLife       MSF MetLife Conservative         MSF MetLife
 Aggressive Allocation     Conservative Allocation    to Moderate Allocation      Moderate Allocation
  Subaccount (Class B)      Subaccount (Class B)       Subaccount (Class B)      Subaccount (Class B)
------------------------   -----------------------   ------------------------   -----------------------
    2006         2005          2006        2005         2006         2005           2006        2005
------------  ----------   -----------  ----------   ----------  ------------   -----------  ----------
$    (11,424) $       --   $    (5,342) $       --   $   (4,687) $         --   $   (60,197) $       --
       2,807          --           594          --       20,001            --        32,070          --

      57,444          --        19,170          --        6,384            --       257,766          --
------------  ----------   -----------  ----------   ----------  ------------   -----------  ----------

      48,827          --        14,422          --       21,698            --       229,639          --
------------  ----------   -----------  ----------   ----------  ------------   -----------  ----------

      84,361          --            --          --           --            --        21,002          --

     950,606          --       407,136          --      918,783            --     4,345,112          --

          --          --            --          --           --            --            --          --
         (14)         --           (27)         --          (10)           --          (175)         --
     (54,374)         --        (3,940)         --     (375,802)           --      (103,333)         --

     (53,200)         --            --          --          (25)           --      (390,882)         --

          --          --            --          --           --            --            --          --
          --          --       (37,730)         --           --            --            24          --
------------  ----------   -----------  ----------   ----------  ------------   -----------  ----------

     927,379          --       365,439          --      542,946            --     3,871,748          --
------------  ----------   -----------  ----------   ----------  ------------   -----------  ----------

     976,206          --       379,861          --      564,644            --     4,101,387          --

          --          --            --          --           --            --            --          --
------------  ----------   -----------  ----------   ----------  ------------   -----------  ----------
 $   976,206  $       --   $   379,861  $       --   $  564,644  $         --   $ 4,101,387  $       --
============  ==========   ===========  ==========   ==========  ============   ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                         MSF MetLife Moderate to            MSF MFS(R)               MSF Oppenheimer
                                          Aggressive Allocation            Total Return               Global Equity
                                           Subaccount (Class B)        Subaccount (Class F)       Subaccount (Class B)
                                         -----------------------   --------------------------   ------------------------
                                             2006         2005         2006           2005          2006         2005
                                         -----------   ---------   ------------   -----------   -----------   ----------
Operations:
   Net investment income (loss) ......   $   (79,899)  $      --   $   (794,687)  $        --   $  (100,042)  $       --
   Realized gain (loss) ..............         2,982          --        203,303            --       (27,183)          --
   Change in unrealized gain (loss)
      on investments .................       426,198          --      4,583,105            --       515,442           --
                                         -----------   ---------   ------------   -----------   -----------   ----------
      Net increase (decrease) in
         net assets resulting from
         operations ..................       349,281          --      3,991,721            --       388,217           --
                                         -----------   ---------   ------------   -----------   -----------   ----------
Unit Transactions:
   Participant purchase payments .....        18,215          --        118,746            --        83,606           --
   Participant transfers from other
      funding options ................     6,712,156          --     67,737,154            --     8,435,459           --
   Growth rate intra-fund
      transfers in ...................            --          --             --            --            --           --
   Administrative charges ............           (62)         --         (8,911)           --          (732)          --
   Contract surrenders ...............      (319,553)         --     (7,367,213)           --      (300,045)          --
   Participant transfers to other
      funding options ................      (310,667)         --     (2,357,037)           --      (642,806)          --
   Growth rate intra-fund
      transfers out ..................            --          --             --            --            --           --
   Other receipts/(payments) .........            --          --       (554,741)           --            --           --
                                         -----------   ---------   ------------   -----------   -----------   ----------
      Net increase (decrease) in
         net assets resulting from
         unit transactions ...........     6,100,089          --     57,567,998            --     7,575,482           --
                                         -----------   ---------   ------------   -----------   -----------   ----------
      Net increase (decrease) in
         net assets ..................     6,449,370          --     61,559,719            --     7,963,699           --
Net Assets:
   Beginning of year .................            --          --             --            --            --           --
                                         -----------   ---------   ------------   -----------   -----------   ----------
   End of year .......................   $ 6,449,370   $      --   $ 61,559,719   $        --   $ 7,963,699   $       --
                                         ===========   =========   ============   ===========   ===========   ==========


   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

    MSF T. Rowe Price             MSF Western Asset            MSF Western Asset
    Large Cap Growth       Management High Yield Bond   Management U.S. Government
  Subaccount (Class B)        Subaccount (Class A)         Subaccount (Class A)        Money Market Portfolio
------------------------   --------------------------   --------------------------   --------------------------
    2006          2005         2006           2005          2006           2005          2006           2005
-----------    ---------   ------------   -----------   ------------   -----------   ------------   -----------
$   (67,519)   $      --   $     (2,436)  $        --   $     (1,047)  $        --   $     10,018   $    11,336
      3,140           --            319            --             25            --             --            --

    512,998           --         12,623            --          3,177            --             --            --
-----------    ---------   ------------   -----------   ------------   -----------   ------------   -----------

    448,619           --         10,506            --          2,155            --         10,018        11,336
-----------    ---------   ------------   -----------   ------------   -----------   ------------   -----------

      2,763           --         19,964            --             --            --          7,598        74,214

  6,901,381           --        182,974            --         71,869            --        964,510     3,426,118

         --           --             --            --             --            --             --            --
     (1,706)          --            (36)           --            (24)           --             --          (284)
   (373,927)          --         (5,738)           --           (103)           --        (10,978)     (684,518)

   (297,775)          --           (988)           --            (74)           --     (2,375,038)   (3,369,282)

         --           --             --            --             --            --             --            --
     42,656           --             --            --             --            --             --       (29,227)
-----------    ---------   ------------   -----------   ------------   -----------   ------------   -----------

  6,273,392           --        196,176            --         71,668            --     (1,413,908)     (582,979)
-----------    ---------   ------------   -----------   ------------   -----------   ------------   -----------

  6,722,011           --        206,682            --         73,823            --     (1,403,890)     (571,643)

         --           --             --            --             --            --      1,403,890     1,975,533
-----------    ---------   ------------   -----------   ------------   -----------   ------------   -----------
$ 6,722,011   $       --   $    206,682   $        --   $     73,823   $        --   $         --   $ 1,403,890
===========   ==========   ============   ===========   ============   ===========   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                             Oppenheimer Capital         Oppenheimer Global      Oppenheimer Main Street/VA
                                         Appreciation Subaccount/VA   Securities Subaccount/VA           Subaccount
                                              (Service Shares)            (Service Shares)            (Service Shares)
                                         --------------------------   ------------------------   --------------------------
                                             2006          2005          2006          2005          2006          2005
                                         -----------   ------------   ----------   -----------   -----------   ------------
Operations:
   Net investment income (loss) ......   $      (757)  $     (1,949)  $      645   $    (4,315)  $       243   $       (452)
   Realized gain (loss) ..............        19,917            127      112,368         1,856         5,805            208
   Change in unrealized gain (loss)
      on investments .................       (12,504)         5,843      (78,328)       42,433        (2,754)         2,636
                                         -----------   ------------   ----------   -----------   -----------   ------------
      Net increase (decrease) in
         net assets resulting from
         operations ..................         6,656          4,021       34,685        39,974         3,294          2,392
                                         -----------   ------------   ----------   -----------   -----------   ------------
Unit Transactions:
   Participant purchase payments .....         8,078          2,500       24,787        53,512            --         30,341
   Participant transfers from other
      funding options ................         1,800         13,591        4,127        46,686           144         31,806
   Growth rate intra-fund
      transfers in ...................            --             --           --            --            --             --
   Administrative charges ............            --             (2)          --           (32)           --             (2)
   Contract surrenders ...............       (46,942)            --      (86,297)       (1,776)           --             --
   Participant transfers to other
      funding options ................      (111,531)            --     (368,396)         (487)      (62,052)        (8,079)
   Growth rate intra-fund
      transfers out ..................            --             --           --            --            --             --
   Other receipts/(payments) .........            --             --           --        (9,488)           (1)            --
                                         -----------   ------------   ----------   -----------   -----------   ------------
      Net increase (decrease) in
         net assets resulting from
         unit transactions ...........      (148,595)        16,089     (425,779)       88,415       (61,909)        54,066
                                         -----------   ------------   ----------   -----------   -----------   ------------
      Net increase (decrease) in
         net assets ..................      (141,939)        20,110     (391,094)      128,389       (58,615)        56,458
Net Assets:
   Beginning of year .................       141,939        121,829      391,094       262,705        58,615          2,157
                                         -----------   ------------   ----------   -----------   -----------   ------------
   End of year .......................   $        --   $    141,939   $       --   $   391,094   $        --   $     58,615
                                         ===========   ============   ==========   ===========   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

        PIMCO VIT                PIMCO VIT Total Return         Pioneer America            Pioneer
  Real Return Subaccount               Subaccount                 Income VCT              Balanced VCT
  (Administrative Class)         (Administrative Class)     Subaccount (Class II)   Subaccount (Class II)
---------------------------   ---------------------------   ---------------------   ---------------------
    2006           2005           2006           2005          2006        2005        2006        2005
------------   ------------   ------------   ------------   ---------   ---------   ---------    --------
$    311,333   $    121,640   $  1,486,850   $  1,007,037   $   6,343   $   5,703   $     (28)   $   (354)
     274,721        242,527         76,530      1,196,715      (2,827)       (407)     23,461          71

    (760,282)      (321,194)      (539,275)    (1,843,318)       (712)     (6,143)     (3,125)      1,395
------------   ------------   ------------   ------------   ---------   ---------   ---------    --------

    (174,228)        42,973      1,024,105        360,434       2,804        (847)     20,308       1,112
------------   ------------   ------------   ------------   ---------   ---------   ---------    --------

      91,696        390,338        617,456      1,733,642      11,995      68,182     232,219      28,400

   1,219,458      4,284,320      3,708,790      7,697,072      88,871      32,153     172,298         150

          --             --             --             --          --          --          --          --
      (1,159)        (1,210)        (7,228)        (8,217)        (93)        (95)        (25)        (14)
  (1,968,687)    (1,161,227)   (10,343,682)    (7,005,797)     (9,337)     (9,494)     (4,929)       (585)

  (1,861,897)    (2,235,872)    (2,946,792)    (5,330,026)    (75,920)    (25,534)   (515,862)         --

          --             --             --             --          --          --          --          --
      (4,239)       (42,203)      (812,494)      (406,533)         --     (19,458)         --          --
------------   ------------   ------------   ------------   ---------   ---------   ---------    --------

  (2,524,828)     1,234,146     (9,783,950)    (3,319,859)     15,516      45,754    (116,299)     27,951
------------   ------------   ------------   ------------   ---------   ---------   ---------    --------

  (2,699,056)     1,277,119     (8,759,845)    (2,959,425)     18,320      44,907     (95,991)     29,063

  15,024,330     13,747,211     64,249,801     67,209,226     264,919     220,012      95,991      66,928
------------   ------------   ------------   ------------   ---------   ---------   ---------    --------
$ 12,325,274   $ 15,024,330   $ 55,489,956   $ 64,249,801   $ 283,239   $ 264,919   $      --    $ 95,991
============   ============   ============   ============   =========   =========   =========    ========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                            Pioneer Cullen         Pioneer Emerging        Pioneer Small Cap
                                               Value VCT              Markets VCT              Value VCT
                                         Subaccount (Class II)   Subaccount (Class II)   Subaccount (Class II)
                                         ---------------------   ---------------------   ---------------------
                                            2006        2005        2006        2005        2006        2005
                                         ---------   ---------   ---------   ---------   ---------   ---------
Operations:
   Net investment income (loss) ......   $  (4,090)  $  (1,457)  $  (4,057)  $  (2,802)  $     961   $     (43)
   Realized gain (loss) ..............         499          78      33,316       5,619      41,705       7,281
   Change in unrealized gain (loss)
      on investments .................      32,448      10,487      30,345      47,756     114,865      14,656
                                         ---------   ---------   ---------   ---------   ---------   ---------
      Net increase (decrease) in
         net assets resulting from
         operations ..................      28,857       9,108      59,604      50,573     157,531      21,894
                                         ---------   ---------   ---------   ---------   ---------   ---------
Unit Transactions:
   Participant purchase payments .....      49,589      70,523      28,262      21,426      30,130     197,564
   Participant transfers from other
      funding options ................      68,148      63,038      11,683      42,143      27,094      64,070
   Growth rate intra-fund
      transfers in ...................          --          --          --          --          --          --
   Administrative charges ............          (4)         --         (29)        (19)       (115)        (99)
   Contract surrenders ...............          --          --     (16,882)     (8,113)   (116,041)    (21,071)
   Participant transfers to other
      funding options ................         (33)         --     (26,512)    (20,164)    (46,153)    (74,375)
   Growth rate intra-fund
      transfers out ..................          --          --          --          --          --          --
   Other receipts/(payments) .........          --          --          --          --          --          --
                                         ---------   ---------   ---------   ---------   ---------   ---------
      Net increase (decrease) in
         net assets resulting from
         unit transactions ...........     117,700     133,561      (3,478)     35,273    (105,085)    166,089
                                         ---------   ---------   ---------   ---------   ---------   ---------
      Net increase (decrease) in
         net assets ..................     146,557     142,669      56,126      85,846      52,446     187,983
Net Assets:
   Beginning of year .................     142,669          --     189,723     103,877     864,450     676,467
                                         ---------   ---------   ---------   ---------   ---------   ---------
   End of year .......................   $ 289,226   $ 142,669   $ 245,849   $ 189,723   $ 916,896   $ 864,450
                                         =========   =========   =========   =========   =========   =========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                 Pioneer Global High        Pioneer Growth
  Pioneer Europe VCT       Pioneer Fund VCT           Yield VCT               Shares VCT
Subaccount (Class II)   Subaccount (Class II)   Subaccount (Class II)   Subaccount (Class II)
---------------------   ---------------------   ---------------------   ---------------------
   2006        2005        2006        2005        2006        2005       2006         2005
---------    --------   ---------   ---------   ---------    --------   --------     --------
$      74    $   (252)  $  (6,426)  $  (5,130)  $   2,489    $    235   $ (1,084)    $   (381)
    9,684          66      15,612       1,601       1,537           1      1,142           34

   (4,495)      1,245      62,459      23,727       1,313         107      7,286          543
---------    --------   ---------   ---------   ---------    --------   --------     --------

    5,263       1,059      71,645      20,198       5,339         343      7,344          196
---------    --------   ---------   ---------   ---------    --------   --------     --------

       --          --      34,237      41,815      41,319      13,738     60,796          600

    5,575          --      19,114     110,933     147,781          59     34,080           --

       --          --          --          --          --          --         --           --
       --          --         (85)        (96)        (10)         --        (10)          (6)
       --          --     (49,834)     (6,975)     (1,251)         --         --           --

  (30,037)         --     (45,113)     (1,195)   (108,588)         --    (30,703)          --

       --          --          --          --          --          --         --           --
       (2)         --          --     (14,030)         --          --         --           --
---------    --------   ---------   ---------   ---------    --------   --------     --------

  (24,464)         --     (41,681)    130,452      79,251      13,797     64,163          594
---------    --------   ---------   ---------   ---------    --------   --------     --------

  (19,201)      1,059      29,964     150,650      84,590      14,140     71,507          790

   19,201      18,142     542,720     392,070      14,140          --     23,358       22,568
---------    --------   ---------   ---------   ---------    --------   --------     --------
$      --    $ 19,201   $ 572,684   $ 542,720   $  98,730    $ 14,140   $ 94,865     $ 23,358
=========    ========   =========   =========   =========    ========   ========     ========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                             Pioneer High              Pioneer Ibbotson Aggressive       Pioneer Ibbotson Growth
                                          Yield VCT Subaccount               Allocation VCT                  Allocation VCT
                                               (Class II)                 Subaccount (Class II)           Subaccount (Class II)
                                      ----------------------------    ----------------------------    ----------------------------
                                          2006            2005            2006            2005            2006            2005
                                      ------------    ------------    ------------    ------------    ------------    ------------
Operations:
   Net investment income (loss) ...   $     33,699    $     29,875    $     (4,699)   $       (737)   $    (18,678)   $       (406)
   Realized gain (loss) ...........          4,354          30,128           2,431               3           4,254               9
   Change in unrealized gain (loss)
      on investments ..............         23,395         (61,499)         44,836           2,545         102,995           3,062
                                      ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in
         net assets resulting from
         operations ...............         61,448          (1,496)         42,568           1,811          88,571           2,665
                                      ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
   Participant purchase payments ..         33,196         178,709         305,675          87,768       2,700,665          64,247
   Participant transfers from other
      funding options .............        247,587         188,669              40              --         187,645          37,244
   Growth rate intra-fund
      transfers in ................             --              --              --              --              --              --
   Administrative charges .........           (204)           (178)             (8)             --             (21)             --
   Contract surrenders ............       (106,916)        (15,973)             --              --         (19,404)             --
   Participant transfers to other
      funding options .............       (278,737)        (75,486)             --              --        (348,580)            (20)
   Growth rate intra-fund
      transfers out ...............             --              --              --              --              --              --
   Other receipts/(payments) ......             --              --              --              --           1,210              --
                                      ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in
         net assets resulting from
         unit transactions ........       (105,074)        275,741         305,707          87,768       2,521,515         101,471
                                      ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in
         net assets ...............        (43,626)        274,245         348,275          89,579       2,610,086         104,136
Net Assets:
   Beginning of year ..............      1,066,606         792,361          89,579              --         104,136              --
                                      ------------    ------------    ------------    ------------    ------------    ------------
   End of year ....................   $  1,022,980    $  1,066,606    $    437,854    $     89,579    $  2,714,222    $    104,136
                                      ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

  Pioneer Ibbotson Moderate                                            Pioneer Mid Cap                Pioneer Oak Ridge
       Allocation VCT            Pioneer International Value              Value VCT                 Large Cap Growth VCT
    Subaccount (Class II)         VCT Subaccount (Class II)         Subaccount (Class II)           Subaccount (Class II)
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006            2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    (27,017)   $     (1,091)   $     (1,637)   $       (826)   $     (8,850)   $     (5,311)   $     (8,384)   $     (6,406)
       7,994             475           4,920             263          90,801          16,470          19,137             924

     169,297           3,443          10,384           5,419         (50,761)          1,361          (7,191)         33,374
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     150,274           2,827          13,667           4,856          31,190          12,520           3,562          27,892
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   2,578,454          84,435          31,860           2,510          29,783         206,449          99,025         142,815

   1,058,501         115,663          83,823              --          14,353          60,693           9,319          55,505

          --              --              --              --              --              --              --              --
         (30)             --              (4)             --             (78)            (64)            (11)             (2)
     (44,408)             --              --              --         (36,597)         (4,631)       (120,406)           (621)

        (222)             --         (25,313)           (862)        (75,962)        (26,705)         (3,528)         (5,781)

          --              --              --              --              --              --              --              --
          --              --              --              --              --              --              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   3,592,295         200,098          90,366           1,648         (68,501)        235,742         (15,601)        191,916
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   3,742,569         202,925         104,033           6,504         (37,311)        248,262         (12,039)        219,808

     202,925             --           42,606          36,102         390,907         142,645         412,997         193,189
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  3,945,494    $    202,925    $    146,639    $     42,606    $    353,596    $    390,907    $    400,958    $    412,997
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                           Pioneer Real Estate              Pioneer Small and               Pioneer Small Cap
                                               Shares VCT                  Mid Cap Growth VCT                   Value VCT
                                          Subaccount (Class II)           Subaccount (Class II)           Subaccount (Class II)
                                      ----------------------------    ----------------------------    ----------------------------
                                          2006            2005            2006            2005            2006            2005
                                      ------------    ------------    ------------    ------------    ------------    ------------
Operations:
   Net investment income (loss) ...   $        640    $      2,036    $     (1,700)   $     (1,384)   $     (5,160)   $     (3,233)
   Realized gain (loss) ...........         20,742           8,533             274              44          25,518           5,232
   Change in unrealized gain (loss)
      on investments ..............         53,851          10,814           6,090           3,851          11,589           9,557
                                      ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in
         net assets resulting from
         operations ...............         75,233          21,383           4,664           2,511          31,947          11,556
                                      ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
   Participant purchase payments ..         49,708         105,969              --          57,736           8,753          58,109
   Participant transfers from other
      funding options .............         14,618          39,409           1,679           3,383         100,424         108,215
   Growth rate intra-fund
      transfers in ................             --              --              --              --              --              --
   Administrative charges .........            (83)            (61)             (7)             (5)            (29)            (23)
   Contract surrenders ............         (5,282)         (3,048)         (1,311)           (718)         (7,195)         (2,312)
   Participant transfers to other
      funding options .............        (31,030)        (31,829)            (33)            (86)       (128,628)         (2,407)
   Growth rate intra-fund
      transfers out ...............             --              --              --              --              --              --
   Other receipts/(payments) ......             --              --              --              --              --              --
                                      ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in
         net assets resulting from
         unit transactions ........         27,931         110,440             328          60,310         (26,675)        161,582
                                      ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in
         net assets ...............        103,164         131,823           4,992          62,821           5,272         173,138
Net Assets:
   Beginning of year ..............        206,027          74,204          81,835          19,014         273,686         100,548
                                      ------------    ------------    ------------    ------------    ------------    ------------
   End of year ....................   $    309,191    $    206,027    $     86,827    $     81,835    $    278,958    $    273,686
                                      ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

       Pioneer Small                  Pioneer Strategic
       Company VCT                        Income VCT                  Pioneer Value VCT          Putnam VT Discovery Growth
    Subaccount (Class II)           Subaccount (Class II)           Subaccount (Class II)           Subaccount (Class IB)
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006            2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$       (413)   $       (702)   $     32,596    $     30,640    $     (8,983)   $     (7,252)   $     (3,418)   $     (5,346)
       4,158           2,899           1,918          15,587          25,504           3,025          25,245          56,064

        (874)         (2,238)          8,052         (43,306)         36,553          12,321          (2,847)        (46,108)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

       2,871             (41)         42,566           2,921          53,074           8,094          18,980           4,610
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

          --          18,500         152,137         186,483          33,445          76,289           1,400           1,000

          --              --         435,231         240,176           6,052          67,434           2,236             901

          --              --              --              --              --              --              --              --
          --              (6)           (116)            (98)            (14)            (16)            (58)            (52)
          --              --         (16,510)        (15,732)         (5,399)        (12,211)        (48,256)        (89,454)

     (50,619)             --        (209,280)       (120,560)         (2,140)           (842)        (28,364)         (8,613)

          --              --              --              --              --              --              --              --
          (1)             --              --         (14,309)             --          (9,295)             --        (164,046)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     (50,620)         18,494         361,462         275,960          31,944         121,359         (73,042)       (260,264)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     (47,749)         18,453         404,028         278,881          85,018         129,453         (54,062)       (255,654)

      47,749          29,296       1,040,416         761,535         398,738         269,285         238,523         494,177
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$         --    $     47,749    $  1,444,444    $  1,040,416    $    483,756    $    398,738    $    184,461    $    238,523
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                          Putnam VT International          Putnam VT Small Cap
                                             Equity Subaccount               Value Subaccount              Travelers AIM Capital
                                                (Class IB)                      (Class IB)                Appreciation Subaccount
                                       ----------------------------    ----------------------------    ----------------------------
                                           2006            2005            2006            2005            2006            2005
                                       ------------    ------------    ------------    ------------    ------------    ------------
Operations:
   Net investment income (loss) ....   $    (50,771)   $    (15,931)   $   (130,410)   $   (140,789)   $    (22,918)   $    (59,989)
   Realized gain (loss) ............        297,767         128,888       1,388,078         785,142         958,510          56,899
   Change in unrealized gain (loss)
      on investments ...............        602,908         203,158         (94,096)       (223,379)       (660,877)        278,373
                                       ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in
         net assets resulting from
         operations ................        849,904         316,115       1,163,572         420,974         274,715         275,283
                                       ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
   Participant purchase payments ...          5,070          51,542          63,513         334,213           4,048          56,903
   Participant transfers from other
      funding options ..............        959,103         130,732         452,606       1,195,385           5,166          98,645
   Growth rate intra-fund
      transfers in .................             --              --              --              --              --              --
   Administrative charges ..........           (438)           (401)           (934)           (994)            (13)           (389)
   Contract surrenders .............       (446,043)       (261,141)     (1,245,064)       (761,930)       (144,298)       (428,618)
   Participant transfers to other
      funding options ..............       (295,575)        (96,158)       (910,510)       (624,117)     (4,447,280)       (151,050)
   Growth rate intra-fund
      transfers out ................             --              --              --              --              --              --
   Other receipts/(payments) .......         (2,395)        (38,991)        (20,962)            107              32          (7,961)
                                       ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in net
         assets resulting from unit
         transactions ..............        219,722        (214,417)     (1,661,351)        142,664      (4,582,345)       (432,470)
                                       ------------    ------------    ------------    ------------    ------------    ------------
      Net increase (decrease) in
         net assets ................      1,069,626         101,698        (497,779)        563,638      (4,307,630)       (157,187)
Net Assets:
   Beginning of year ...............      3,425,108       3,323,410       8,486,807       7,923,169       4,307,630       4,464,817
                                       ------------    ------------    ------------    ------------    ------------    ------------
   End of year .....................   $  4,494,734    $  3,425,108    $  7,989,028    $  8,486,807    $         --    $  4,307,630
                                       ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

    Travelers Convertible       Travelers Disciplined Mid Cap      Travelers Equity Income         Travelers Federated High
    Securities Subaccount             Stock Subaccount                    Subaccount                   Yield Subaccount
----------------------------    -----------------------------    ----------------------------    ----------------------------
    2006            2005            2006             2005            2006            2005            2006            2005
------------    ------------    ------------     ------------    ------------    ------------    ------------    ------------
$      4,309    $        581    $     (1,483)    $    (24,036)   $    116,685    $   (300,662)   $    154,205    $    (57,278)
     182,809         156,236         461,459           30,098       2,824,925         594,855          27,298          15,241

     (25,484)       (215,461)       (346,366)         110,662      (2,163,431)        159,780        (128,184)         54,609
------------    ------------    ------------     ------------    ------------    ------------    ------------    ------------

     161,634         (58,644)        113,610          116,724         778,179         453,973          53,319          12,572
------------    ------------    ------------     ------------    ------------    ------------    ------------    ------------

      16,558          70,304           1,156           43,645          30,404         487,778          60,075         102,010

      25,044       2,320,784              66           34,627         366,329       1,828,080          34,553         111,043

          --              --              --               --              --              --              --              --
          --            (268)             --             (244)            (25)         (2,041)             --            (330)
    (155,970)     (1,343,386)        (29,898)         (28,913)       (689,088)     (2,115,650)       (534,385)       (243,938)

  (2,672,440)     (3,593,768)     (1,356,472)         (26,299)    (16,155,199)       (933,964)     (2,215,685)       (113,855)

          --              --              --               --              --              --              --              --
          --              --              --             (202)       (170,853)       (146,419)             --         (23,009)
------------    ------------    ------------     ------------    ------------    ------------    ------------    ------------

  (2,786,808)     (2,546,334)     (1,385,148)          22,614     (16,618,432)       (882,216)     (2,655,442)       (168,079)
------------    ------------    ------------     ------------    ------------    ------------    ------------    ------------

  (2,625,174)     (2,604,978)     (1,271,538)         139,338     (15,840,253)       (428,243)     (2,602,123)       (155,507)

   2,625,174       5,230,152       1,271,538        1,132,200      15,840,253      16,268,496       2,602,123       2,757,630
------------    ------------    ------------     ------------    ------------    ------------    ------------    ------------
$         --    $  2,625,174    $         --     $  1,271,538    $         --    $ 15,840,253    $         --    $  2,602,123
============    ============    ============     ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                                                      Travelers Managed
                                           Travelers Federated Stock      Travelers Large Cap         Allocation Series:
                                                    Subaccount                Subaccount            Aggressive Subaccount
                                           -------------------------  --------------------------  --------------------------
                                               2006          2005         2006          2005          2006          2005
                                           ------------  -----------  ------------  ------------  ------------  ------------
Operations:
   Net investment income (loss) ........   $      1,873  $    (3,624) $     (6,672) $    (99,129) $      8,770  $     (3,295)
   Realized gain (loss) ................         38,912          840       661,117         2,766        46,190         3,422
   Change in unrealized gain (loss)
      on investments ...................        (34,474)       8,810      (451,173)      500,004       (20,458)       20,458
                                           ------------  -----------  ------------  ------------  ------------  ------------
      Net increase (decrease) in
         net assets resulting from
         operations ....................          6,311        6,026       203,272       403,641        34,502        20,585
                                           ------------  -----------  ------------  ------------  ------------  ------------
Unit Transactions:
   Participant purchase payments .......          1,011        4,503        39,957        78,236        27,908        74,906
   Participant transfers from other
      funding options ..................          1,490       24,981        74,064       422,198       258,037       419,762
   Growth rate intra-fund
      transfers in .....................             --           --            --            --            --            --
   Administrative charges ..............             --          (62)           (8)       (1,116)           --            --
   Contract surrenders .................           (408)      (1,677)     (290,045)     (357,845)       41,005       (53,957)
   Participant transfers to other
      funding options ..................       (192,715)      (1,170)   (6,541,835)     (170,419)     (822,748)           --
   Growth rate intra-fund
      transfers out ....................             --           --            --            --            --            --
   Other receipts/(payments) ...........             --           --       (35,935)      (58,820)           --            --
                                           ------------  -----------  ------------  ------------  ------------  ------------
      Net increase (decrease) in net
         assets resulting from unit
         transactions ..................       (190,622)      26,575    (6,753,802)      (87,766)     (495,798)      440,711
                                           ------------  -----------  ------------  ------------  ------------  ------------
      Net increase (decrease) in
         net assets ....................       (184,311)      32,601    (6,550,530)      315,875      (461,296)      461,296
Net Assets:
   Beginning of year ...................        184,311      151,710     6,550,530     6,234,655       461,296            --
                                           ------------  -----------  ------------  ------------  ------------  ------------
   End of year .........................   $         --  $   184,311  $         --  $  6,550,530  $         --  $    461,296
                                           ============  ===========  ============  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

   Travelers Managed            Travelers Managed      Travelers Managed Allocation   Travelers Managed Allocation
   Allocation Series:           Allocation Series:      Series: Moderate-Aggressive  Series: Moderate-Conservative
Conservative Subaccount       Moderate     Subaccount           Subaccount                     Subaccount
-------------------------   -------------------------  ----------------------------  -----------------------------
    2006         2005           2006          2005         2006            2005           2006          2005
------------  -----------   ------------  -----------  -------------  -------------  -------------  --------------
$     24,845  $      (828)  $     55,083  $      (373) $      87,002  $     (25,060) $       1,743  $          (39)
     (26,164)      (1,165)        60,244        1,802        400,370         11,483           (235)             18

      (1,511)       1,511        (36,423)      36,423       (265,421)       265,421           (526)            526
------------  -----------   ------------  -----------  -------------  -------------  -------------  --------------

      (2,830)        (482)        78,904       37,852        221,951        251,844            982             505
------------  -----------   ------------  -----------  -------------  -------------  -------------  --------------

      45,782       38,000        162,215      647,834        167,276        740,783         20,830              --

     374,056      473,263      1,070,344    1,326,276        538,531      4,100,702          8,455          37,750

          --           --             --           --             --             --             --              --
          --           --             --          (50)            --            (30)            --              --
          --           --         (1,418)      (2,033)        (5,704)      (103,613)            --              --

    (777,789)    (150,000)    (3,319,924)          --     (5,900,944)       (10,796)       (68,454)            (68)

          --           --             --           --             --             --             --              --
          --           --             --           --             --             --             --              --
------------  -----------   ------------  -----------  -------------  -------------  -------------  --------------

    (357,951)     361,263     (2,088,783)   1,972,027     (5,200,841)     4,727,046        (39,169)         37,682
------------  -----------   ------------  -----------  -------------  -------------  -------------  --------------

    (360,781)     360,781     (2,009,879)   2,009,879     (4,978,890)     4,978,890        (38,187)         38,187

     360,781           --      2,009,879         --        4,978,890             --         38,187              --
------------  -----------   ------------  -----------  -------------  -------------  -------------  --------------
$         --  $   360,781   $         --  $ 2,009,879  $          --  $   4,978,890  $          --  $       38,187
============  ===========   ============  ===========  =============  =============  =============  ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                           Travelers Mercury           Travelers MFS(R)
                                           Travelers Managed Income         Large Cap Core              Mid Cap Growth
                                                  Subaccount                  Subaccount                  Subaccount
                                          --------------------------  --------------------------  --------------------------
                                              2006          2005          2006          2005          2006         2005
                                          ------------  ------------  ------------  ------------  ------------  ------------
Operations:
   Net investment income (loss) .......   $    237,680  $    281,396  $    (11,291) $    (53,033) $    (33,048) $    (85,708)
   Realized gain (loss) ...............     (1,457,058)     (172,736)      388,965        (1,336)      943,196        39,425
   Change in unrealized gain (loss)
      on investments ..................      1,056,855      (202,275)     (193,353)      343,723      (565,518)      303,884
                                          ------------  ------------  ------------  ------------  ------------  ------------
      Net increase (decrease) in
         net assets resulting from
         operations ...................       (162,523)      (93,615)      184,321       289,354       344,630       257,601
                                          ------------  ------------  ------------  ------------  ------------  ------------
Unit Transactions:
   Participant purchase payments ......         31,933       107,674            11       107,836         4,973        77,733
   Participant transfers from other
      funding options .................        296,244       662,644        57,667       114,751        93,518     4,893,837
   Growth rate intra-fund
      transfers in ....................             --            --            --            --            --            --
   Administrative charges .............            (26)       (2,632)           (3)         (421)           (5)       (1,632)
   Contract surrenders ................       (678,292)   (2,291,209)      (40,519)     (295,507)     (180,083)     (254,731)
   Participant transfers to other
      funding options .................    (16,166,072)   (1,644,656)   (3,244,192)      (61,560)   (6,245,447)     (247,572)
   Growth rate intra-fund
      transfers out ...................             --            --            --            --            --            --
   Other receipts/(payments) ..........        (65,229)     (136,097)          (22)      (92,418)        1,994       (37,940)
                                          ------------  ------------  ------------  ------------  ------------  ------------
      Net increase (decrease) in net
         assets resulting from unit
         transactions .................    (16,581,442)   (3,304,276)   (3,227,058)     (227,319)   (6,325,050)    4,429,695
                                          ------------  ------------  ------------  ------------  ------------  ------------
      Net increase (decrease) in
         net assets ...................    (16,743,965)   (3,397,891)   (3,042,737)       62,035    (5,980,420)    4,687,296
Net Assets:
   Beginning of year ..................     16,743,965    20,141,856     3,042,737     2,980,702     5,980,420     1,293,124
                                          ------------  ------------  ------------  ------------  ------------  ------------
   End of year ........................   $         --  $ 16,743,965  $         --  $  3,042,737  $         --  $  5,980,420
                                          ============  ============  ============  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                            Travelers Mondrian
      Travelers MFS(R)            Travelers MFS(R)           International Stock         Travelers Pioneer Fund
  Total Return Subaccount         Value Subaccount               Subaccount                    Subaccount
---------------------------  -------------------------  ----------------------------  -----------------------------
     2006          2005          2006          2005          2006           2005           2006           2005
-------------  ------------  ------------  -----------  -------------  -------------  -------------  --------------
$     468,017  $    203,650  $    (16,522) $       661  $     222,559  $    (117,881) $       6,591  $      (29,442)
    3,367,513     3,650,862       193,230      101,665      2,062,428         56,674        306,336          19,794

   (1,743,876)   (3,125,910)       23,188      (36,193)    (1,289,746)       531,783       (217,572)         72,125
-------------  ------------  ------------  -----------  -------------  -------------  -------------  --------------

    2,091,654       728,602       199,896       66,133        995,241        470,576         95,355          62,477
-------------  ------------  ------------  -----------  -------------  -------------  -------------  --------------

      341,309     1,621,827        25,347      259,172         38,013        259,752             --          63,200

      296,704     4,649,326       501,655    2,125,327        247,863      1,322,811         80,007         272,923

           --            --            --           --             --             --             --              --
         (119)       (9,895)           (2)        (124)            (2)          (659)            --            (134)
   (2,972,728)   (3,873,715)      (29,164)    (200,569)       (73,513)      (201,904)       (24,022)        (48,736)

  (67,155,539)   (2,807,882)   (2,986,584)    (172,654)    (7,995,348)      (131,967)    (1,713,077)       (115,755)

           --            --            --           --             --             --             --              --
     (291,649)   (1,041,080)           --      (20,768)            --        (30,810)           (17)             --
-------------  ------------  ------------  -----------  -------------  -------------  -------------  --------------

  (69,782,022)   (1,461,419)   (2,488,748)   1,990,384     (7,782,987)     1,217,223     (1,657,109)        171,498
-------------  ------------  ------------  -----------  -------------  -------------  -------------  --------------

  (67,690,368)     (732,817)   (2,288,852)   2,056,517     (6,787,746)     1,687,799     (1,561,754)        233,975

   67,690,368    68,423,185     2,288,852      232,335      6,787,746      5,099,947      1,561,754       1,327,779
-------------  ------------  ------------  -----------  -------------  -------------  -------------  --------------
$          --  $ 67,690,368  $         --  $ 2,288,852  $          --  $   6,787,746  $          --  $    1,561,754
=============  ============  ============  ===========  =============  =============  =============  ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                Travelers Pioneer Mid Cap   Travelers Pioneer Strategic     Travelers Quality Bond
                                                     Value Subaccount           Income Subaccount                 Subaccount
                                                -------------------------   ---------------------------   -------------------------
                                                    2006         2005           2006           2005          2006          2005
                                                -----------   -----------   ------------   ------------   -----------   -----------
Operations:
   Net investment income (loss) .............   $      (809)  $      (495)  $    (12,739)  $     47,515   $   122,494   $   (52,861)
   Realized gain (loss) .....................         7,450         1,276            802          2,643      (174,627)      (20,403)
   Change in unrealized gain (loss)
     on investments .........................          (834)          834         30,504        (22,010)       28,814        61,973
                                                -----------   -----------   ------------   ------------   -----------   -----------
     Net increase (decrease) in
       net assets resulting from
       operations ...........................         5,807         1,615         18,567         28,148       (23,319)      (11,291)
                                                -----------   -----------   ------------   ------------   -----------   -----------
Unit Transactions:
   Participant purchase payments ............         2,647        42,831         31,318        242,076        68,368        70,131
   Participant transfers from other
     funding options ........................        65,710        32,932        564,406      1,751,590        67,305       133,467
   Growth rate intra-fund
     transfers in ...........................            --            --             --             --            --            --
   Administrative charges ...................            --            (2)            (2)          (145)           (8)         (392)
   Contract surrenders ......................          (151)          (41)       (38,215)      (358,586)     (107,739)     (225,065)
   Participant transfers to other
     funding options ........................      (151,348)           --     (2,425,445)       (77,982)   (2,314,030)     (563,917)
   Growth rate intra-fund
     transfers out ..........................            --            --             --             --            --            --
   Other receipts/(payments) ................            --            --             --        (18,834)      (14,090)      (55,907)
                                                -----------   -----------   ------------   ------------   -----------   -----------
     Net increase (decrease) in net assets
       resulting from unit transactions .....       (83,142)       75,720     (1,867,938)     1,538,119    (2,300,194)     (641,683)
                                                -----------   -----------   ------------   ------------   -----------   -----------
     Net increase (decrease) in net assets ..       (77,335)       77,335     (1,849,371)     1,566,267    (2,323,513)     (652,974)
Net Assets:
   Beginning of year ........................        77,335            --      1,849,371        283,104     2,323,513     2,976,487
                                                -----------   -----------   ------------   ------------   -----------   -----------
   End of year ..............................   $        --   $    77,335   $         --   $  1,849,371   $        --   $ 2,323,513
                                                ===========   ===========   ============   ============   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

 Travelers Strategic Equity    Travelers Style Focus Series:   Travelers Style Focus Series:   Travelers U.S. Government
       Subaccount               Small Cap Growth Subaccount      Small Cap Value Subaccount      Securities Subaccount
----------------------------   -----------------------------   -----------------------------   -------------------------
     2006           2005          2006            2005             2006            2005            2006          2005
-------------   ------------   -----------   ---------------   -----------    --------------   -----------   -----------
$     (11,285)  $    (77,403)  $      (289)  $          (303)  $      (427)   $          (36)  $     3,852   $    (1,420)
   (1,686,179)      (397,448)        7,356               728         7,114               328        (4,317)          276

    2,040,417        459,025        (1,507)            1,507          (351)              351        (2,132)        2,167
-------------   ------------   -----------   ---------------   -----------    --------------   -----------   -----------

      342,953        (15,826)        5,560             1,932         6,336               643        (2,597)        1,023
-------------   ------------   -----------   ---------------   -----------    --------------   -----------   -----------

       51,433         23,762            --            14,508            --            21,685             2        41,353

        5,728         17,116        15,006            19,448        57,028             9,600         5,948         1,258

           --             --            --                --            --                --            --            --
          (16)        (2,321)           --                --            --                (2)           --           (23)
     (322,016)      (553,589)         (235)               --            --                --           (65)         (185)

   (7,934,972)      (390,291)      (55,509)             (709)      (95,289)               --       (71,557)       (8,508)

           --             --            --                --            --                --            --            --
      (12,780)       (90,566)           (1)               --            (1)               --            --            --
-------------   ------------   -----------   ---------------   -----------    --------------   -----------   -----------

   (8,212,623)      (995,889)      (40,739)           33,247       (38,262)           31,283       (65,672)       33,895
-------------   ------------   -----------   ---------------   -----------    --------------   -----------   -----------
   (7,869,670)    (1,011,715)      (35,179)           35,179       (31,926)           31,926       (68,269)       34,918

    7,869,670      8,881,385        35,179                --        31,926                --        68,269        33,351
-------------   ------------   -----------   ---------------   -----------    --------------   -----------   -----------
$          --   $  7,869,670   $        --   $        35,179   $        --    $       31,926   $        --   $    68,269
=============   ============   ===========   ===============   ===========    ==============   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                                  Van Kampen LIT              Van Kampen LIT
                                                   Travelers Van Kampen        Comstock Subaccount        Enterprise Subaccount
                                                  Enterprise Subaccount              (Class II)                 (Class II)
                                                -------------------------   -------------------------   -------------------------
                                                    2006         2005          2006          2005          2006           2005
                                                -----------   -----------   -----------   -----------   -----------   -----------
Operations:
   Net investment income (loss) .............   $   (11,635)  $   (35,775)  $   (35,581)  $   (59,073)  $    (1,932)  $    (1,530)
   Realized gain (loss) .....................      (952,480)     (211,411)      477,032       305,051        12,517           300
   Change in unrealized gain (loss)
     on investments .........................     1,057,290       392,580       114,419      (150,248)       (5,863)        6,791
                                                -----------   -----------   -----------   -----------   -----------   -----------
     Net increase (decrease) in
       net assets resulting from
       operations ...........................        93,175       145,394       555,870        95,730         4,722         5,561
                                                -----------   -----------   -----------   -----------   -----------   -----------
Unit Transactions:
   Participant purchase payments ............            10        60,351        55,603       369,757            --        13,080
   Participant transfers from other
     funding options ........................         3,676        62,260        91,379       249,066         2,078             7
   Growth rate intra-fund
     transfers in ...........................            --            --            --            --            --            --
   Administrative charges ...................            (2)         (662)         (681)         (731)          (15)          (16)
   Contract surrenders ......................      (143,908)     (185,492)     (832,508)     (504,770)      (23,541)          (45)
   Participant transfers to other
     funding options ........................    (2,389,667)     (130,461)     (254,887)     (228,662)          (98)          (17)
   Growth rate intra-fund
     transfers out ..........................            --            --            --            --            --            --
   Other receipts/(payments) ................           205       (46,475)           --       (81,083)           --            --
                                                -----------   -----------   -----------   -----------   -----------   -----------
     Net increase (decrease) in
       net assets resulting from
       unit transactions ....................    (2,529,686)     (240,479)     (941,094)     (196,423)      (21,576)       13,009
                                                -----------   -----------   -----------   -----------   -----------   -----------
     Net increase (decrease) in
       net assets ...........................    (2,436,511)      (95,085)     (385,224)     (100,693)      (16,854)       18,570
Net Assets:
   Beginning of year ........................     2,436,511     2,531,596     4,762,282     4,862,975       116,687        98,117
                                                -----------   -----------   -----------   -----------   -----------   -----------
   End of year ..............................   $        --   $ 2,436,511   $ 4,377,058   $ 4,762,282   $    99,833   $   116,687
                                                ===========   ===========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

 Van Kampen LIT Strategic          VIP Contrafund(R)             VIP Contrafund(R)            VIP Dynamic Capital
        Growth                        Subaccount                    Subaccount              Appreciation Subaccount
   Subaccount (Class I)            (Service Class 2)              (Service Class)              (Service Class 2)
---------------------------   ---------------------------   ---------------------------   ---------------------------
    2006           2005           2006           2005           2006           2005           2006           2005
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
$    (95,071)  $    (84,228)  $    (42,874)  $    (66,901)  $   (118,383)  $   (209,426)  $     (8,246)  $     (6,319)
    (444,956)      (672,178)       516,609        113,185      2,204,467        209,818         57,154          9,125

     603,745      1,115,435       (138,587)       406,791       (628,558)     1,855,582         (8,391)        55,392
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      63,718        359,029        335,148        453,075      1,457,526      1,855,974         40,517         58,198
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

       1,580         23,586         97,993        356,780        253,557        893,168         19,841         34,879

      52,571         61,183        568,056        363,541      3,990,658      2,799,321        138,942         55,266

          --             --             --             --             --             --             --             --
      (1,700)        (2,071)          (405)          (397)        (2,171)        (2,015)           (54)           (47)
    (387,372)      (282,676)      (312,781)      (160,080)    (2,953,641)      (808,744)      (112,285)       (19,596)

    (604,330)      (888,430)      (365,745)      (423,419)    (1,187,491)      (639,036)       (59,976)       (12,445)

          --             --             --             --             --             --             --             --
     (80,343)       (64,718)        (7,993)            --        (41,774)       (68,465)            --             --
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

  (1,019,594)    (1,153,126)       (20,875)       136,425         59,138      2,174,229        (13,532)        58,057
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    (955,876)      (794,097)       314,273        589,500      1,516,664      4,030,203         26,985        116,255

   6,448,804      7,242,901      3,766,429      3,176,929     15,252,081     11,221,878        382,864        266,609
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
$  5,492,928   $  6,448,804   $  4,080,702   $  3,766,429   $ 16,768,745   $ 15,252,081   $    409,849   $    382,864
============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Concluded)
                 For the years ended December 31, 2006 and 2005

                                                   VIP Mid Cap Subaccount
                                                     (Service Class 2)
                                                ---------------------------
                                                    2006           2005
                                                ------------   ------------
Operations:
   Net investment income (loss) .............   $   (374,994)  $   (341,818)
   Realized gain (loss) .....................      3,356,694        858,781
   Change in unrealized gain (loss)
     on investments .........................     (1,015,027)     2,025,213
                                                ------------   ------------
     Net increase (decrease) in
       net assets resulting from
       operations ...........................      1,966,673      2,542,176
                                                ------------   ------------
Unit Transactions:
   Participant purchase payments ............        177,445        667,123
   Participant transfers from other
     funding options ........................      3,120,155      4,433,646
   Growth rate intra-fund
     transfers in ...........................             --             --
   Administrative charges ...................         (2,229)        (1,933)
   Contract surrenders ......................     (3,057,830)      (993,584)
   Participant transfers to other
     funding options ........................     (1,502,653)    (2,186,096)
   Growth rate intra-fund
     transfers out ..........................             --             --
   Other receipts/(payments) ................        (96,643)       (73,414)
                                                ------------   ------------
     Net increase (decrease) in
       net assets resulting from
       unit transactions ....................     (1,361,755)     1,845,742
                                                ------------   ------------
     Net increase (decrease) in
       net assets ...........................        604,918      4,387,918
Net Assets:
   Beginning of year ........................     19,746,116     15,358,198
                                                ------------   ------------
   End of year ..............................   $ 20,351,034   $ 19,746,116
                                                ============   ============

   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten") (formerly, The Travelers Separate Account Ten for Variable Annuities) is a separate account of MetLife Life and Annuity Company of Connecticut (the "Company") (formerly, The Travelers Life and Annuity Company), an indirect wholly owned subsidiary of MetLife, Inc., a Delaware corporation, and is available for funding certain variable annuity contracts issued by the Company. Separate Account Ten, established on June 18, 1999, is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The products supported by Separate Account Ten are Pioneer AnnuiStar Flex Variable Annuity (formerly, Travelers Life & Annuity Pioneer AnnuiStar Flex Variable Annuity), Portfolio Architect 3 Variable Annuity (formerly, Travelers Portfolio Architect 3 Variable Annuity), Portfolio Architect L Variable Annuity (formerly, Travelers Life & Annuity Portfolio Architect L Variable Annuity), Vintage 3 Variable Annuity (formerly, Travelers Vintage 3 Variable Annuity), Vintage II (Series II) Variable Annuity (formerly, Travelers Life and Annuity Vintage II (Series II) Variable Annuity), Vintage II Variable Annuity (formerly, Travelers Vintage II Variable Annuity) and Vintage L Variable Annuity (formerly, Travelers Life & Annuity Vintage L Variable Annuity).

Separate Account Ten is divided into Subaccounts, each of which is treated as an individual separate account for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolios, series and funds (with the same name) of registered investment management companies (collectively, the "Funds") which are presented below. For convenience, the portfolios, series or funds are referred to as "portfolios".

      AIM Variable Insurance Funds
      American Funds Insurance Series
      Credit Suisse Trust
      Dreyfus Variable Investment Fund
      Franklin Templeton Variable Insurance Products Trust
      Janus Aspen Series
      Legg Mason Partners Investment Series
      Legg Mason Partners Variable Portfolios V
      Legg Mason Partners Variable Portfolios I, Inc.
      Legg Mason Partners Variable Portfolios II
      Legg Mason Partners Variable Portfolios III, Inc.
      Legg Mason Partners Variable Portfolios IV
      Lord Abbett Series Fund, Inc.
      Met Investors Series Trust
      Metropolitan Series Fund, Inc.
      PIMCO Variable Insurance Trust
      Pioneer Portfolio
      Putnam Variable Trust
      Van Kampen Life Investment Trust
      Variable Insurance Products Fund

Participant purchase payments applied to Separate Account Ten are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2006 (the share class indicated in parentheses is that of the portfolio in which the Subaccount invests):

      AIM V.I. Capital Appreciation Subaccount (Series II)
      AIM V.I. Core Equity Subaccount (Series I)
      AIM V.I. Mid Cap Core Equity Subaccount (Series II)
      American Funds Global Growth Subaccount (Class 2)
      American Funds Growth Subaccount (Class 2)
      American Funds Growth-Income Subaccount (Class 2)
      Credit Suisse Trust Emerging Markets Subaccount
      Dreyfus VIF Appreciation Subaccount (Initial Shares)
      Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
      FTVIPT Franklin Income Securities Subaccount (Class 2)
      FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2)
      FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
      Janus Aspen Global Life Sciences Subaccount (Service Shares)
      Janus Aspen Global Technology Subaccount (Service Shares)
      Janus Aspen Mid Cap Growth Subaccount (Service Shares)
      Janus Aspen Worldwide Growth Subaccount (Service Shares)
      LMPIS Dividend Strategy Subaccount
      LMPIS Premier Selections All Cap Growth Subaccount
      LMPVPV Small Cap Growth Opportunities Subaccount
      LMPVPI All Cap Subaccount (Class I)
      LMPVPI All Cap Subaccount (Class II)
      LMPVPI Investors Subaccount (Class I)
      LMPVPI Large Cap Growth Subaccount (Class I)
      LMPVPI Small Cap Growth Subaccount (Class I)
      LMPVPI Total Return Subaccount (Class II)
      LMPVPII Aggressive Growth Subaccount (Class I)
      LMPVPII Aggressive Growth Subaccount (Class II)
      LMPVPII Appreciation Subaccount
      LMPVPII Diversified Strategic Income Subaccount
      LMPVPII Equity Index Subaccount (Class II)
      LMPVPII Fundamental Value Subaccount
      LMPVPII Growth and Income Subaccount (Class I)
      LMPVPIII Adjustable Rate Income Subaccount
      LMPVPIII Aggressive Growth Subaccount
      LMPVPIII High Income Subaccount
      LMPVPIII International All Cap Growth Subaccount
      LMPVPIII Large Cap Growth Subaccount
      LMPVPIII Large Cap Value Subaccount
      LMPVPIII Mid Cap Core Subaccount
      LMPVPIII Money Market Subaccount
      LMPVPIII Social Awareness Stock Subaccount *
      LMPVPIV Multiple Discipline Subaccount-All Cap Growth and Value
      LMPVPIV Multiple Discipline Subaccount-Balanced All Cap Growth and Value LMPVPIV Multiple Discipline Subaccount-Global All Cap Growth and Value LMPVPIV Multiple Discipline Subaccount-Large Cap Growth and Value

      Lord Abbett Growth and Income Subaccount (Class VC)
      Lord Abbett Mid-Cap Value Subaccount (Class VC)
      MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
      MIST BlackRock High Yield Subaccount (Class A)
      MIST BlackRock Large-Cap Core Subaccount (Class A)
      MIST Dreman Small-Cap Value Subaccount (Class A)
      MIST Harris Oakmark International Subaccount (Class A)
      MIST Janus Capital Appreciation Subaccount (Class A)
      MIST Legg Mason Partners Managed Assets Subaccount (Class A)
      MIST Lord Abbett Bond Debenture Subaccount (Class A)
      MIST Lord Abbett Growth and Income Subaccount (Class B)
      MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
      MIST Met/AIM Capital Appreciation Subaccount (Class A)
      MIST Met/AIM Small Cap Growth Subaccount (Class A)
      MIST MFS(R) Value Subaccount (Class A)
      MIST Neuberger Berman Real Estate Subaccount (Class A)
      MIST Oppenheimer Capital Appreciation Subaccount (Class B)
      MIST Pioneer Fund Subaccount (Class A)
      MIST Pioneer Mid-Cap Value Subaccount (Class A)
      MIST Pioneer Strategic Income Subaccount (Class A)
      MIST Third Avenue Small Cap Value Subaccount (Class B)
      MSF BlackRock Aggressive Growth Subaccount (Class D)
      MSF BlackRock Bond Income Subaccount (Class A)
      MSF BlackRock Bond Income Subaccount (Class E)
      MSF BlackRock Money Market Subaccount (Class A)
      MSF Capital Guardian U.S. Equity Subaccount (Class A)
      MSF FI Large Cap Subaccount (Class A)
      MSF FI Value Leaders Subaccount (Class D)
      MSF MetLife Aggressive Allocation Subaccount (Class B)
      MSF MetLife Conservative Allocation Subaccount (Class B)
      MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
      MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS(R) Total Return Subaccount (Class F)
      MSF Oppenheimer Global Equity Subaccount (Class B)
      MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
      MSF Western Asset Management High Yield Bond Subaccount (Class A) MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Real Return Subaccount (Administrative Class)
      PIMCO VIT Total Return Subaccount (Administrative Class)
      Pioneer America Income VCT Subaccount (Class II)
      Pioneer AmPac Growth VCT Subaccount (Class II) *
      Pioneer Bond VCT Subaccount (Class II) *
      Pioneer Cullen Value VCT Subaccount (Class II)
      Pioneer Emerging Markets VCT Subaccount (Class II)
      Pioneer Equity Income VCT Subaccount (Class II)
      Pioneer Equity Opportunity VCT Subaccount (Class II) *
      Pioneer Fund VCT Subaccount (Class II)
      Pioneer Global High Yield VCT Subaccount (Class II)
      Pioneer Growth Shares VCT Subaccount (Class II)
      Pioneer High Yield VCT Subaccount (Class II)

      Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II) Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer International Value VCT Subaccount (Class II)
      Pioneer Mid Cap Value VCT Subaccount (Class II)
      Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II) Pioneer Real Estate Shares VCT Subaccount (Class II)
      Pioneer Small and Mid Cap Growth VCT Subaccount (Class II) Pioneer Small Cap Value VCT Subaccount (Class II)
      Pioneer Strategic Income VCT Subaccount (Class II)
      Pioneer Value VCT Subaccount (Class II)
      Putnam VT Discovery Growth Subaccount (Class IB)
      Putnam VT International Equity Subaccount (Class IB)
      Putnam VT Small Cap Value Subaccount (Class IB)
      Van Kampen LIT Comstock Subaccount (Class II)
      Van Kampen LIT Enterprise Subaccount (Class II)
      Van Kampen LIT Strategic Growth Subaccount (Class I)
      VIP Contrafund(R) Subaccount (Service Class 2)
      VIP Contrafund(R) Subaccount (Service Class)
      VIP Dynamic Capital Appreciation Subaccount (Service Class 2) VIP Mid Cap Subaccount (Service Class 2)

      * No net assets as of December 31, 2006

      The operations of the Subaccounts changed as follows during the years ended December 31, 2006 and 2005:

      For the year ended December 31, 2006:
      -------------------------------------

      Name changes:

      Old Name                                               New Name
      --------                                               --------
      Greenwich Street Appreciation Subaccount               LMPVPII Appreciation Subaccount
      Greenwich Street Diversified Strategic Income          LMPVPII Diversified Strategic Income
         Subaccount                                             Subaccount
      Greenwich Street Equity Index Subaccount               LMPVPII Equity Index Subaccount
      Salomon Brothers Variable Aggressive Growth            LMPVPIII Aggressive Growth Subaccount
         Subaccount
      Salomon Brothers Variable Growth & Income              LMPVPII Growth and Income Subaccount
         Subaccount
      Greenwich Street Fundamental Value Subaccount          LMPVPII Fundamental Value Subaccount
      Salomon Brothers Variable All Cap Subaccount           LMPVPI All Cap Subaccount
      Salomon Brothers Variable Investors Subaccount         LMPVPI Investors Subaccount
      Salomon Brothers Variable Large Cap Growth             LMPVPI Large Cap Growth Subaccount
         Subaccount
      Salomon Brothers Variable Small Cap Growth             LMPVPI Small Cap Growth Subaccount
         Subaccount
      Salomon Brothers Variable Total Return Subaccount      LMPVPI Total Return Subaccount
      Smith Barney Dividend Strategy Subaccount              LMPIS Dividend Strategy Subaccount
      Smith Barney Premier Selections All Cap Growth         LMPIS Premier Selections All Cap Growth
         Subaccount                                             Subaccount
      Multiple Discipline Subaccount - All Cap Growth        LMPVPIV Multiple Discipline Subaccount -
         and Value                                              All Cap Growth and Value

      ---------------------------------------------------

      Name changes: - (Continued)

      Old Name                                               New Name
      --------                                               --------
      Multiple Discipline Subaccount - Balanced All Cap      LMPVPIV Multiple Discipline Subaccount - Balanced
         Growth and Value                                       All Cap Growth and Value
      Multiple Discipline Subaccount - Global All Cap        LMPVPIV Multiple Discipline Subaccount - Global
         Growth and Value                                       All Cap Growth and Value
      Multiple Discipline Subaccount - Large Cap             LMPVPIV Multiple Discipline Subaccount - Large
         Growth and Value                                       Cap Growth and Value
      SB Adjustable Rate Income Subaccount                   LMPVPIII Adjustable Rate Income Subaccount
      Smith Barney Aggressive Growth Subaccount              LMPVPIII Aggressive Growth Subaccount
      Smith Barney High Income Subaccount                    LMPVPIII High Income Subaccount
      Smith Barney International All Cap Growth              LMPVPIII International All Cap Growth Subaccount
         Subaccount
      Smith Barney Large Capitalization Growth               LMPVPIII Large Cap Growth Subaccount
         Subaccount
      Smith Barney Large Cap Value Subaccount                LMPVPIII Large Cap Value Subaccount
      Smith Barney Mid Cap Core Subaccount                   LMPVPIII Mid Cap Core Subaccount
      Smith Barney Money Market Subaccount                   LMPVPIII Money Market Subaccount
      Social Awareness Stock Subaccount                      LMPVPIII Social Awareness Stock Subaccount
      Smith Barney Small Cap Growth Opportunities            LMPVPV Small Cap Growth Opportunities
         Subaccount                                             Subaccount

      Mergers:

      Old Portfolio                                          New Portfolio
      -------------                                          -------------
      AIM V.I. Premier Equity Portfolio (a)                  AIM V.I. Core Equity Portfolio (b)
      Capital Appreciation Fund (a)                          Janus Capital Appreciation Portfolio (b)
      High Yield Bond Trust (a)                              Western Asset Management High Yield
                                                                Bond Portfolio (b)
      Managed Assets Trust (a)                               Legg Mason Partners Managed Assets Portfolio (b)
      Money Market Portfolio (a)                             BlackRock Money Market Portfolio (b)
      Pioneer Small Company VCT Portfolio (a)                Pioneer Small Cap Value Portfolio (b)
      Travelers AIM Capital Appreciation Portfolio (a)       Met/AIM Capital Appreciation Portfolio (b)
      Travelers Convertible Securities Portfolio (a)         Lord Abbett Bond Debenture Portfolio (b)
      Travelers Disciplined Mid Cap Stock Portfolio (a)      Batterymarch Mid-Cap Stock Portfolio (b)
      Travelers Federated High Yield Portfolio (a)           BlackRock High Yield Portfolio (b)
      Travelers Federated Stock Portfolio (a)                Lord Abbett Growth and Income Portfolio (b)
      Travelers Mercury Large Cap Core Portfolio (a)         BlackRock Large-Cap Core Portfolio (b)
      Travelers MFS Value Portfolio (a)                      MFS Value Portfolio (b)
      Travelers Mondrian International Stock Portfolio (a)   Harris Oakmark International Portfolio (b)
      Travelers Pioneer Fund Portfolio (a)                   Pioneer Fund Portfolio (b)
      Travelers Pioneer Mid-Cap Value Portfolio (a)          Pioneer Mid-Cap Value Portfolio (b)
      Travelers Pioneer Strategic Income Portfolio (a)       Pioneer Strategic Income Portfolio (b)
      Travelers Style Focus Small Cap Growth Portfolio (a)   Met/AIM Small Cap Growth Portfolio (b)
      Travelers Style Focus Small Cap Value Portfolio (a)    Dreman Small-Cap Value Portfolio (b)
      Travelers Equity Income Portfolio (a)                  FI Value Leaders Portfolio (b)
      Travelers Large Cap Portfolio (a)                      FI Large Cap Portfolio (b)
      Travelers Managed Allocation Conservative              MetLife Conservative Allocation Portfolio (b)
         Portfolio (a)

      -------------------------------------

      Mergers: - (Continued)

      Old Portfolio                                          New Portfolio
      -------------                                          -------------
      Travelers Managed Allocation Moderate Conservative     MetLife Conservative to Moderate Allocation
         Portfolio (a)                                          Portfolio (b)
      Travelers Managed Allocation Moderate Portfolio (a)    MetLife Moderate Allocation Portfolio (b)
      Travelers Managed Allocation Moderate-Aggressive       MetLife Moderate to Aggressive Allocation
         Portfolio (a)                                          Portfolio (b)
      Travelers Managed Allocation Aggressive                MetLife Aggressive Allocation Portfolio (b)
         Portfolio (a)
      Travelers MFS Mid Cap Growth Portfolio (a)             BlackRock Aggressive Growth Portfolio (b)
      Travelers MFS Total Return Portfolio (a)               MFS Total Return Portfolio (b)
      Travelers Strategic Equity Portfolio (a)               FI Large Cap Portfolio (b)
      Travelers Managed Income Portfolio (a)                 BlackRock Bond Income Portfolio (b)
      Travelers Quality Bond Portfolio (a)                   BlackRock Bond Income Portfolio (b)
      Travelers U.S. Government Securities Portfolio (a)     Western Asset Management U.S. Government
                                                                Portfolio (b)
      Van Kampen Enterprise Portfolio (a)                    Capital Guardian U.S. Equity Portfolio (b)
      Pioneer Europe VCT Portfolio (c)                       Pioneer International Value VCT Portfolio (d)
      Pioneer Balanced VCT Portfolio (c)                     Pioneer Ibbotson Moderate Allocation Portfolio (d)
      Pioneer AmPac Growth VCT Portfolio (c)                 Pioneer Oak Ridge Large Cap Growth VCT
                                                                Portfolio (d)

      (a) For the period January 1, 2006 to April 30, 2006

      (b) For the period May 1, 2006 to December 31, 2006

      (c) For the period January 1, 2006 to December 7, 2006

      (d) For the period December 8, 2006 to December 31, 2006

      Substitutions:

      Old Portfolio                                          New Portfolio
      -------------                                          -------------
      Delaware VIP REIT Portfolio (e)                        Neuberger Berman Real Estate Portfolio (f)
      Janus Aspen Balanced Portfolio (e)                     MFS Total Return Portfolio (f)
      AllianceBernstein Growth and Income Portfolio (e)      Lord Abbett Growth and Income Portfolio (f)
      AllianceBernstein Large Cap Growth Portfolio (e)       T. Rowe Price Large Cap Growth Portfolio (f)
      Mercury Value Opportunities V.I. Portfolio (e)         Third Avenue Small Cap Value Portfolio (f)
      Mercury Global Allocation V.I. Portfolio (e)           Oppenheimer Global Equity Portfolio (f)
      Templeton Mutual Shares Securities Portfolio (e)       Lord Abbett Growth and Income Portfolio (f)
      Templeton Growth Securities Portfolio (e)              Oppenheimer Global Equity Portfolio (f)
      Oppenheimer Capital Appreciation Portfolio (e)         Oppenheimer Capital Appreciation Portfolio (f)
      Oppenheimer Main Street Portfolio (e)                  Lord Abbett Growth and Income Portfolio (f)
      Oppenheimer Global Securities Portfolio (e)            Oppenheimer Global Equity Portfolio (f)
      Lazard Retirement Small Cap Portfolio (g)              Third Avenue Small Cap Value Portfolio (h)

      (e) For the period January 1, 2006 to April 30, 2006

      (f) For the period May 1, 2006 to December 31, 2006

      (g) For the period January 1, 2006 to November 12, 2006

      (h) For the period November 13, 2006 to December 31, 2006

1. BUSINESS -- (Concluded)

      For the year ended December 31, 2005:
      -------------------------------------

      Mergers:

      Old Portfolio                                          New Portfolio
      -------------                                          -------------
      Travelers MFS Emerging Growth Portfolio                Travelers MFS Mid Cap Growth Portfolio

      Additions:

      Franklin Income Securities Subaccount
      Travelers Managed Allocation Aggressive Subaccount
      Travelers Managed Allocation Conservative Subaccount
      Travelers Managed Allocation Moderate Subaccount
      Travelers Managed Allocation Moderate-Aggressive Subaccount Travelers Managed Allocation Moderate-Conservative Subaccount Travelers Pioneer Bond VCT Subaccount
      Travelers Pioneer Cullen Value VCT Subaccount
      Travelers Pioneer Equity Opportunity VCT Subaccount
      Travelers Pioneer Global High Yield VCT Subaccount
      Travelers Pioneer Ibbotson Aggressive Allocation VCT Subaccount Travelers Pioneer Ibbotson Growth Allocation VCT Subaccount Travelers Pioneer Ibbotson Moderate Allocation VCT Subaccount Travelers Pioneer Mid Cap Value Subaccount
      Salomon Brothers Variable All Cap Subaccount
      Travelers Style Focus Small Cap Growth Subaccount
      Travelers Style Focus Small Cap Value Subaccount

This report is prepared for the general information of contract owners and is not an offer of units of Separate Account Ten or shares of Separate Account Ten's underlying funds. It should not be used in connection with any offer except in conjunction with the prospectus for Separate Account Ten product(s) offered by the Company and the prospectuses of the underlying funds, which collectively contain all pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by Separate Account Ten in the preparation of its financial statements.

Investments are valued daily at the net asset values per share of the underlying funds. Short-term investments are reported at fair value based on quoted market prices. Short-term investments, for which there is no reliable quoted market price, are recorded at amortized cost which approximates fair value. Changes in fair value are recorded in the Statement of Operations.

Security transactions are recorded on the trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

Included in "other receipts/(payments)" in the Statement of Changes in Net Assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

                  NOTES TO FINANCIAL STATEMENTS -- (Concluded)

The operations of Separate Account Ten form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code of 1986 (the "Code"). Under existing federal income tax law, no taxes are payable on the earnings of Separate Account Ten. Separate Account Ten is not taxed as a "regulated investment company" under Subchapter M of the Code.

Net assets allocated to contracts in the payout period are computed according to the Annuity 2000 Mortality Table. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

The financial highlights disclosure is comprised of the units, unit values, net assets, investment income ratio, expense ratios and total returns for each Subaccount. Since each Subaccount offers multiple contract charges, certain information is provided in the form of a range. The range information may reflect varying time periods if assets did not exist with all contract charge options of the Subaccount for the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTRACT CHARGES

The asset-based charges listed below are deducted, as appropriate, each business day and are assessed through the calculation of accumulation and/or annuity unit values:

- Mortality and Expense Risks assumed by the Company ("M&E")

- Administrative fees paid for administrative expenses ("ADM")

- Enhanced Stepped-up Provision, if elected by the contract owner ("E.S.P".)

- Guaranteed Minimum Withdrawal Benefit, if elected by the contract owner
  ("GMWB")

- Guaranteed Minimum Withdrawal Benefit for Life, if elected by the contract owner ("GMWB L")

- Guaranteed Minimum Accumulation Benefit, if elected by the contract owner ("GMAB")

Below is a table displaying separate account charges with their associated products offered in Separate Account Ten for each funding option. The table displays the following death benefit ("Dth Ben") designations; Standard ("S"), Enhanced ("E"), Annual Step up ("SU"), Deferred Annual Step up ("D"), and Roll up ("R"). In products where there is one death benefit only, the Dth Ben column is blank.

                                                                                      Asset-based Charges
                                                            ------------------------------------------------------------------------
                                                                                          Optional Features
                               Dth                                         -----------------------------------------------   Total
Separate Account Charge (1)    Ben  Product                  M&E    ADM    E.S.P.  GMWB I  GMWB II  GMWB III  GMWB L  GMAB   Charge
------------------------------------------------------------------------------------------------------------------------------------
Separate Account Charge 1.30%   S   Vintage II (note 2)     1.15%   0.15%                                                    1.30%
Separate Account Charge 1.40%   SU  Vintage II (note 2)     1.25%   0.15%                                                    1.40%
                                S   Vintage II
                                      (Series II) (note 2)  1.25%   0.15%                                                    1.40%

Separate Account Charge 1.50%   S   Vintage II (note 2)     1.15%   0.15%   0.20%                                            1.50%
                                SU  Vintage II
                                      (Series II) (note 2)  1.35%   0.15%                                                    1.50%

Separate Account Charge 1.55%   R   Vintage II (note 2)     1.40%   0.15%                                                    1.55%
                                S   Vintage II (note 2)     1.15%   0.15%                             0.25%                  1.55%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%   0.15%                                            1.55%

Separate Account Charge 1.60%   SU  Vintage II (note 2)     1.25%   0.15%   0.20%                                            1.60%

Separate Account Charge 1.65%   SU  Vintage II (note 2)     1.25%   0.15%                             0.25%                  1.65%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%                             0.25%                  1.65%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%   0.15%                                            1.65%

Separate Account Charge 1.70%   S   Vintage II (note 2)     1.15%   0.15%           0.40%                                    1.70%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%                                                    1.70%

Separate Account Charge 1.75%   D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%                                                    1.75%
                                R   Vintage II (note 2)     1.40%   0.15%   0.20%                                            1.75%
                                S   Vintage II (note 2)     1.15%   0.15%   0.20%                     0.25%                  1.75%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%                             0.25%                  1.75%

Separate Account Charge 1.80%   R   Vintage II (note 2)     1.40%   0.15%                             0.25%                  1.80%
                                S   Vintage II (note 2)     1.15%   0.15%                   0.50%                            1.80%
                                SU  Vintage II (note 2)     1.25%   0.15%           0.40%                                    1.80%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%   0.15%                     0.25%                  1.80%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%           0.40%                                    1.80%

                                                                                      Asset-based Charges
                                                            ------------------------------------------------------------------------
                                                                                          Optional Features
                               Dth                                         -----------------------------------------------   Total
Separate Account Charge (1)    Ben  Product                  M&E    ADM    E.S.P.  GMWB I  GMWB II  GMWB III  GMWB L  GMAB   Charge
------------------------------------------------------------------------------------------------------------------------------------
Separate Account Charge 1.85%   S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%                                                     1.85%
                                    Portfolio Architect 3
                                      (notes 2-4)           1.70%   0.15%                                                     1.85%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%                                                     1.85%
                                    Vintage 3 (note 2)      1.70%   0.15%                                                     1.85%
                                SU  Vintage II (note 2)     1.25%   0.15%   0.20%                     0.25%                   1.85%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%   0.15%                                             1.85%
                                SU  Vintage L (note 2)      1.70%   0.15%                                                     1.85%
Separate Account Charge 1.90%   S   Vintage II (note 2)     1.15%   0.15%   0.20%   0.40%                                     1.90%
                                SU  Vintage II (note 2)     1.25%   0.15%                   0.50%                             1.90%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%                   0.50%                             1.90%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%                                             0.50%   1.90%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%   0.15%                     0.25%                   1.90%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%           0.40%                                     1.90%
Separate Account Charge 1.95%   D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%   0.20%                                             1.95%
                                R   Vintage II (note 2)     1.40%   0.15%           0.40%                                     1.95%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%                             0.25%                   1.95%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%   0.15%   0.40%                                     1.95%
Separate Account Charge 2.00%   D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%                             0.25%                   2.00%
                                R   Vintage II (note 2)     1.40%   0.15%   0.20%                     0.25%                   2.00%
                                S   Vintage II (note 2)     1.15%   0.15%   0.20%           0.50%                             2.00%
                                SU  Vintage II (note 2)     1.25%   0.15%   0.20%   0.40%                                     2.00%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%                   0.50%                             2.00%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%                                             0.50%   2.00%
                                SU  Vintage L (note 2)      1.70%   0.15%   0.15%                                             2.00%

                                                                                      Asset-based Charges
                                                            ------------------------------------------------------------------------
                                                                                          Optional Features
                               Dth                                         -----------------------------------------------   Total
Separate Account Charge (1)    Ben  Product                  M&E    ADM    E.S.P.  GMWB I  GMWB II  GMWB III  GMWB L  GMAB   Charge
------------------------------------------------------------------------------------------------------------------------------------
Separate Account Charge 2.05%   E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%                                                     2.05%
                                S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%   0.20%                                             2.05%
                                    Portfolio Architect 3
                                      (notes 2-4)           1.70%   0.15%   0.20%                                             2.05%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%                                                     2.05%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%   0.20%                                             2.05%
                                    Vintage 3 (note 2)      1.70%   0.15%   0.20%                                             2.05%
                                R   Vintage II (note 2)     1.40%   0.15%                   0.50%                             2.05%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%   0.15%                                     0.50%   2.05%
                                S   Vintage II (Series II)
                                      (note 2)              1.25%   0.15%   0.15%                                             2.05%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%   0.15%   0.40%                                     2.05%
                                R   Vintage L (note 2)      1.90%   0.15%                                                     2.05%
Separate Account Charge 2.10%   S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%                             0.25%                   2.10%
                                    Portfolio Architect 3
                                      (notes 2-4)           1.70%   0.15%                             0.25%                   2.10%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%                             0.25%                   2.10%
                                    Vintage 3 (note 2)      1.70%   0.15%                             0.25%                   2.10%
                                SU  Vintage II (note 2)     1.25%   0.15%   0.20%           0.50%                             2.10%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%           0.40%                                     2.10%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%   0.15%                     0.25%                   2.10%
                                SU  Vintage L (note 2)      1.70%   0.15%                             0.25%                   2.10%
Separate Account Charge 2.15%   D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%           0.40%                                     2.15%
                                R   Vintage II (note 2)     1.40%   0.15%   0.20%   0.40%                                     2.15%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%   0.15%                              0.50%          2.15%
                                SU  Vintage II (Series II)
                                      (note 2)              1.35%   0.15%   0.15%                                     0.50%   2.15%
Separate Account Charge 2.20%   D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%   0.20%                              0.25%          2.20%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%                   0.50%                             2.20%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%                                             0.50%   2.20%
                                R   Vintage L (note 2)      1.90%   0.15%   0.15%                                             2.20%

                                                                                      Asset-based Charges
                                                            ------------------------------------------------------------------------
                                                                                          Optional Features
                               Dth                                         -----------------------------------------------   Total
Separate Account Charge (1)    Ben  Product                  M&E    ADM    E.S.P.  GMWB I  GMWB II  GMWB III  GMWB L  GMAB   Charge
------------------------------------------------------------------------------------------------------------------------------------
Separate Account Charge 2.25%   E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%   0.20%                                             2.25%
                                S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%           0.40%                                     2.25%
                                    Portfolio Architect 3
                                      (notes 2-4)           1.70%   0.15%           0.40%                                     2.25%
                                D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%                                             0.50%   2.25%
                                D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%                   0.50%                             2.25%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%   0.20%                                             2.25%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%           0.40%                                     2.25%
                                    Vintage 3 (note 2)      1.70%   0.15%           0.40%                                     2.25%
                                R   Vintage II (note 2)     1.40%   0.15%   0.20%           0.50%                             2.25%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%   0.15%   0.40%                                     2.25%
                                SU  Vintage L (note 2)      1.70%   0.15%   0.15%                     0.25%                   2.25%
                                SU  Vintage L (note 2)      1.70%   0.15%           0.40%                                     2.25%
Separate Account Charge 2.30%   E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%                             0.25%                   2.30%
                                S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%   0.20%                     0.25%                   2.30%
                                    Portfolio Architect 3
                                      (notes 2-4)           1.70%   0.15%   0.20%                     0.25%                   2.30%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%                             0.25%                   2.30%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%   0.20%                     0.25%                   2.30%
                                    Vintage 3 (note 2)      1.70%   0.15%   0.20%                     0.25%                   2.30%
                                R   Vintage L (note 2)      1.90%   0.15%                             0.25%                   2.30%
Separate Account Charge 2.35%   S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%                   0.50%                             2.35%
                                S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%                                             0.50%   2.35%
                                    Portfolio Architect 3
                                      (notes 2-4)           1.70%   0.15%                   0.50%                             2.35%
                                D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%   0.20%   0.40%                                     2.35%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%                                             0.50%   2.35%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%                   0.50%                             2.35%
                                    Vintage 3 (note 2)      1.70%   0.15%                   0.50%                             2.35%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%   0.15%           0.50%                             2.35%
                                R   Vintage II (Series II)
                                      (note 2)              1.55%   0.15%   0.15%                                     0.50%   2.35%
                                SU  Vintage L (note 2)      1.70%   0.15%                   0.50%                             2.35%
                                SU  Vintage L (note 2)      1.70%   0.15%                                             0.50%   2.35%
Separate Account Charge 2.40%   SU  Vintage L (note 2)      1.70%   0.15%   0.15%   0.40%                                     2.40%

                                                                                      Asset-based Charges
                                                            ------------------------------------------------------------------------
                                                                                          Optional Features
                               Dth                                         -----------------------------------------------   Total
Separate Account Charge (1)    Ben  Product                  M&E    ADM    E.S.P.  GMWB I  GMWB II  GMWB III  GMWB L  GMAB   Charge
------------------------------------------------------------------------------------------------------------------------------------
Separate Account Charge 2.45%   E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%           0.40%                                    2.45%
                                S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%   0.20%   0.40%                                    2.45%
                                    Portfolio Architect 3
                                      (notes 2-4)           1.70%   0.15%   0.20%   0.40%                                    2.45%
                                D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%   0.20%           0.50%                            2.45%
                                D   Portfolio Architect L
                                      (notes 2-4)           1.60%   0.15%   0.20%                                     0.50%  2.45%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%           0.40%                                    2.45%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%   0.20%   0.40%                                    2.45%
                                    Vintage 3 (note 2)      1.70%   0.15%   0.20%   0.40%                                    2.45%
                                R   Vintage L (note 2)      1.90%   0.15%           0.40%                                    2.45%
                                R   Vintage L (note 2)      1.90%   0.15%   0.15%                     0.25%                  2.45%
Separate Account Charge 2.50%   S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%                                      0.65%         2.50%
                                E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%   0.20%                     0.25%                  2.50%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%   0.20%                     0.25%                  2.50%
                                SU  Vintage L (note 2)      1.70%   0.15%   0.15%                                     0.50%  2.50%
                                SU  Vintage L (note 2)      1.70%   0.15%   0.15%           0.50%                            2.50%
Separate Account Charge 2.55%   E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%                   0.50%                            2.55%
                                E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%                                             0.50%  2.55%
                                S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%   0.20%                                     0.50%  2.55%
                                S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%   0.20%           0.50%                            2.55%
                                    Portfolio Architect 3
                                      (notes 2-4)           1.70%   0.15%   0.20%           0.50%                            2.55%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%                                             0.50%  2.55%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%                   0.50%                            2.55%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%   0.20%                                     0.50%  2.55%
                                SU  Portfolio Architect L
                                      (notes 2-4)           1.70%   0.15%   0.20%           0.50%                            2.55%
                                    Vintage 3 (note 2)      1.70%   0.15%   0.20%           0.50%                            2.55%
                                R   Vintage L (note 2)      1.90%   0.15%                   0.50%                            2.55%
                                R   Vintage L (note 2)      1.90%   0.15%                                             0.50%  2.55%
Separate Account Charge 2.60%   R   Vintage L (note 2)      1.90%   0.15%   0.15%   0.40%                                    2.60%
Separate Account Charge 2.65%   S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%                                      0.80%         2.65%
                                E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%   0.20%   0.40%                                    2.65%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%   0.20%   0.40%                                    2.65%

3. CONTRACT CHARGES -- (Concluded)

                                                                                      Asset-based Charges
                                                            ------------------------------------------------------------------------
                                                                                          Optional Features
                               Dth                                         -----------------------------------------------   Total
Separate Account Charge (1)    Ben  Product                  M&E    ADM    E.S.P.  GMWB I  GMWB II  GMWB III  GMWB L  GMAB   Charge
------------------------------------------------------------------------------------------------------------------------------------
Separate Account Charge 2.70%   S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%   0.20%                              0.65%          2.70%
                                E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%                                      0.65%          2.70%
                                R   Vintage L (note 2)      1.90%   0.15%   0.15%                                     0.50%   2.70%
                                R   Vintage L (note 2)      1.90%   0.15%   0.15%           0.50%                             2.70%
Separate Account Charge 2.75%   E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%   0.20%                                     0.50%   2.75%
                                E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%   0.20%           0.50%                             2.75%
                                R   Portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%   0.20%                                     0.50%   2.75%
                                R   portfolio Architect L
                                      (notes 2-4)           1.90%   0.15%   0.20%           0.50%                             2.75%
Separate Account Charge 2.85%   S   Pioneer
                                      AnnuiStar Flex        1.70%   0.15%   0.20%                              0.80%          2.85%
Separate Account Charge 2.90%   E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%   0.20%                              0.65%          2.90%
Separate Account Charge 3.05%   E   Pioneer
                                      AnnuiStar Flex        1.90%   0.15%   0.20%                              0.80%          3.05%

(1) Certain accumulation and annuity unit values may not be available through certain Subaccounts.

(2) An amount equal to the underlying fund expenses that are in excess of 0.90% is being waived for the Harris Oakmark International Subaccount (Class A) of the Met Investors Series Trust.

(3) An amount equal to the underlying fund expenses that are in excess of 0.59% is being waived for the Lord Abbett Growth and Income Subaccount (Class B) of the Met Investors Series Trust.

(4) A waiver of 0.15% of the M&E charge applies to the Subaccount investing in the Western Asset Management U.S. Government Subaccount (Class A) of the Metropolitan Series Fund, Inc.

For contracts in the accumulation phase with a value of less than $40,000, an annual charge of $30 (prorated for partial periods) is assessed through the redemption of units and paid to the Company to cover administrative charges.

No sales charges are deducted from participant purchase payments when they are received. However, in the accumulation phase, a withdrawal charge will apply, if the purchase payments are withdrawn. Likewise, in the annuity phase, if the Variable Liquidity Benefit is selected, there is a surrender charge associated with the amounts withdrawn. These charges, for withdrawals in the accumulation and annuity phases, are assessed through the redemption of units as noted below.

Product                      Withdrawal/Surrender Charges (as a percentage of the amount withdrawn)
Pioneer AnnuiStar Flex       Maximum percentage is 6% decreasing to 0% after 4 full years
Portfolio Architect L        Maximum percentage is 6% decreasing to 0% after 4 full years
Portfolio Architect 3        Maximum percentage is 6% decreasing to 0% after 3 full years
Vintage L                    Maximum percentage is 6% decreasing to 0% after 4 full years
Vintage II                   Maximum percentage is 6% decreasing to 0% after 7 full years
Vintage II (Series II)       Maximum percentage is 6% decreasing to 0% after 7 full years
Vintage 3                    Maximum percentage is 6% decreasing to 0% after 3 full years

For a full explanation of product charges and associated product features and benefits, please refer to your product prospectus.

4. STATEMENT OF INVESTMENTS

                                                                                 As of and for the period ended December 31, 2006
                                                                                --------------------------------------------------
                                                                                 No. of       Market       Cost of      Proceeds
INVESTMENTS                                                                      Shares       Value       Purchases    from Sales
                                                                                ---------  ------------  -----------  ------------
AIM Variable Insurance Funds (0.1%)
   AIM V.I. Capital Appreciation Subaccount (Series II) (Cost $475,717)            20,918  $    541,988  $   267,760  $     33,463
   AIM V.I. Core Equity Subaccount (Series I) (Cost $730,565)                      29,123       792,715      910,848       182,981
   AIM V.I. Mid Cap Core Equity Subaccount (Series II) (Cost $330,248)             25,776       345,911       57,847        19,461
   AIM V.I. Premier Equity Subaccount (Series I) (Cost $0)                             --            --        8,920     1,135,370
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $1,536,530)                                                       75,817  $  1,680,614  $ 1,245,375  $  1,371,275
                                                                                =========  ============  ===========  ============
AllianceBernstein Variable Products Series Fund, Inc. (0.0%)
   AllianceBernstein Growth and Income Subaccount (Class B) (Cost $0)                  --  $         --  $   307,519  $  5,750,363
   AllianceBernstein Large-Cap Growth Subaccount (Class B) (Cost $0)                   --            --      137,026     7,171,152
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $0)                                                                   --  $         --  $   444,545  $ 12,921,515
                                                                                =========  ============  ===========  ============
American Funds Insurance Series (21.6%)
   American Funds Global Growth Subaccount (Class 2) (Cost $28,798,692)         1,809,347  $ 42,139,684  $ 4,031,850  $  3,928,596
   American Funds Growth Subaccount (Class 2) (Cost $79,099,031)                1,638,320   104,983,515    8,679,018    13,890,383
   American Funds Growth-Income Subaccount (Class 2) (Cost $82,107,577)         2,528,832   106,691,405    9,547,105    15,310,878
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $190,005,300)                                                  5,976,499  $253,814,604  $22,257,973  $ 33,129,857
                                                                                =========  ============  ===========  ============
Capital Appreciation Fund (0.0%)
   Capital Appreciation Fund
     Total (Cost $0)                                                                   --  $         --  $   362,797  $  1,309,913
                                                                                =========  ============  ===========  ============
Credit Suisse Trust (0.0%)
   Credit Suisse Trust Emerging Markets Subaccount
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $41,732)                                                           4,867  $    106,334  $     2,678  $     19,576
                                                                                =========  ============  ===========  ============
Delaware VIP Trust (0.0%)
   Delaware VIP REIT Subaccount (Standard Class)
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $0)                                                                   --  $         --  $   784,231  $  3,651,192
                                                                                =========  ============  ===========  ============
Dreyfus Variable Investment Fund (0.1%)
   Dreyfus VIF Appreciation Subaccount (Initial Shares) (Cost $429,726)            13,277  $    564,949  $    37,887  $     70,868
   Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
     (Cost $930,560)                                                               27,492     1,155,504      139,788       405,527
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $1,360,286)                                                       40,769  $  1,720,453  $   177,675  $    476,395
                                                                                =========  ============  ===========  ============
FAM Variable Series Funds, Inc. (0.0%)
   FAMVS Mercury Global Allocation V.I. Subaccount (Class III)
     (Cost $0)                                                                         --  $         --  $    41,098  $  2,253,191
   FAMVS Mercury Value Opportunities V.I. Subaccount (Class III)
     (Cost $0)                                                                         --            --      923,410     3,643,406
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $0)                                                                   --  $         --  $   964,508  $  5,896,597
                                                                                =========  ============  ===========  ============
Franklin Templeton Variable Insurance Products Trust (4.1%)
   FTVIPT Franklin Income Securities Subaccount (Class 2)
     (Cost $3,170,530)                                                            196,612  $  3,413,188  $ 3,554,259  $  1,614,385
   FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2)
     (Cost $899,776)                                                               52,568     1,080,268      125,517       224,313
   FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
     (Class 2) (Cost $8,044,758)                                                  457,422    10,122,754      358,932     2,671,212
   FTVIPT Mutual Shares Securities Subaccount (Class 2) (Cost $0)                      --            --      722,691    22,114,237
   FTVIPT Templeton Developing Markets Securities Subaccount
     (Class 2) (Cost $6,079,261)                                                  661,374     9,120,347    2,519,001     2,940,804
   FTVIPT Templeton Foreign Securities Subaccount (Class 2)
     (Cost $16,906,605)                                                         1,329,911    24,895,926    2,508,027     4,291,134
   FTVIPT Templeton Growth Securities Subaccount (Class 2) (Cost $0)                   --            --      579,669     5,391,956
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $35,100,930)                                                   2,697,887  $ 48,632,483  $10,368,096  $ 39,248,041
                                                                                =========  ============  ===========  ============

High Yield Bond Trust (0.0%)
   High Yield Bond Trust
     Total (Cost $0)                                                                   --  $         --  $    22,843  $    164,690
                                                                                =========  ============  ===========  ============

                                                                                           As of and for the period ended
                                                                                         December 31, 2006 -- (Continued)
                                                                                ---------------------------------------------------
                                                                                  No. of       Market       Cost of      Proceeds
INVESTMENTS                                                                       Shares       Value       Purchases    from Sales
                                                                                ----------  ------------  -----------  ------------
Janus Aspen Series (0.3%)
   Janus Aspen Balanced Subaccount (Service Shares) (Cost $0)                           --  $         --  $     1,339  $  1,436,087
   Janus Aspen Global Life Sciences Subaccount (Service Shares) (Cost $35,081)       5,537        52,047        1,130        14,366
   Janus Aspen Global Technology Subaccount (Service Shares) (Cost $80,334)         23,850       101,840       25,554        53,613
   Janus Aspen Mid Cap Growth Subaccount (Service Shares) (Cost $2,669,804)         96,898     3,119,162       90,180       694,845
   Janus Aspen Worldwide Growth Subaccount (Service Shares) (Cost $149,384)          6,130       197,455        7,365       106,336
                                                                                ----------  ------------  -----------  ------------
     Total (Cost $2,934,603)                                                       132,415  $  3,470,504  $   125,568  $  2,305,247
                                                                                ==========  ============  ===========  ============
Lazard Retirement Series, Inc. (0.0%)
   Lazard Retirement Small Cap Subaccount
     Total (Cost $0)                                                                    --  $         --  $   671,834  $  4,006,245
                                                                                ==========  ============  ===========  ============
Legg Mason Partners Investment Series (0.4%)
   LMPIS Dividend Strategy Subaccount (Cost $1,753,877)                            208,171  $  2,090,032  $   130,490  $    633,848
   LMPIS Premier Selections All Cap Growth Subaccount (Cost $2,177,137)            202,224     2,705,751      192,243       401,125
                                                                                ----------  ------------  -----------  ------------
     Total (Cost $3,931,014)                                                       410,395  $  4,795,783  $   322,733  $  1,034,973
                                                                                ==========  ============  ===========  ============
Legg Mason Partners Variable Portfolios V (0.3%)
   LMPVPV Small Cap Growth Opportunities Subaccount
     Total (Cost $2,904,020)                                                       272,772  $  3,117,779  $   485,526  $  5,145,840
                                                                                ==========  ============  ===========  ============
Legg Mason Partners Variable Portfolios I, Inc. (2.7%)
   LMPVPI All Cap Subaccount (Class I) (Cost $10,973,213)                          739,692  $ 14,438,787  $ 1,037,869  $  3,850,214
   LMPVPI All Cap Subaccount (Class II) (Cost $117,709)                              6,517       127,400      147,122        32,116
   LMPVPI Investors Subaccount (Class I) (Cost $7,952,316)                         636,791    10,538,895      642,233     4,914,255
   LMPVPI Large Cap Growth Subaccount (Class I) (Cost $321,243)                     27,642       354,928      198,116       305,189
   LMPVPI Small Cap Growth Subaccount (Class I) (Cost $4,557,467)                  366,776     5,376,943      469,678     5,745,917
   LMPVPI Total Return Subaccount (Class II) (Cost $629,006)                        51,435       639,857      542,685        18,157
                                                                                ----------  ------------  -----------  ------------
     Total (Cost $24,550,954)                                                    1,828,853  $ 31,476,810  $ 3,037,703  $ 14,865,848
                                                                                ==========  ============  ===========  ============
Legg Mason Partners Variable Portfolios II (8.5%)
   LMPVPII Aggressive Growth Subaccount (Class I) (Cost $623,335)                   31,292  $    810,766  $   136,446  $    249,440
   LMPVPII Aggressive Growth Subaccount (Class II) (Cost $575,350)                  28,487       728,123       56,897       123,106
   LMPVPII Appreciation Subaccount (Cost $23,687,940)                            1,135,052    30,362,645    1,476,423     5,867,981
   LMPVPII Diversified Strategic Income Subaccount (Cost $13,089,448)            1,412,179    12,610,759      873,173     3,291,813
   LMPVPII Equity Index Subaccount (Class II) (Cost $10,738,167)                   404,564    13,807,754      509,201     2,144,327
   LMPVPII Fundamental Value Subaccount (Cost $34,834,074)                       1,811,112    41,275,234    3,114,888     9,963,262
   LMPVPII Growth and Income Subaccount (Class I) (Cost $44,550)                    10,676        60,214        1,860        35,454
                                                                                ----------  ------------  -----------  ------------
     Total (Cost $83,592,864)                                                    4,833,362  $ 99,655,495  $ 6,168,888  $ 21,675,383
                                                                                ==========  ============  ===========  ============
Legg Mason Partners Variable Portfolios III, Inc. (12.7%)
   LMPVPIII Adjustable Rate Income Subaccount (Cost $4,184,800)                    416,299  $  4,113,031  $   747,349  $  1,713,101
   LMPVPIII Aggressive Growth Subaccount (Cost $46,768,662)                      3,839,124    62,040,247    1,747,283    12,624,111
   LMPVPIII High Income Subaccount (Cost $21,029,771)                            2,809,535    20,537,704    2,121,106     6,355,417
   LMPVPIII International All Cap Growth Subaccount (Cost $1,679,617)              161,378     2,788,611      212,280       909,049
   LMPVPIII Large Cap Growth Subaccount (Cost $19,234,516)                       1,397,002    22,030,722      426,701     5,279,108
   LMPVPIII Large Cap Value Subaccount (Cost $6,650,738)                           368,431     7,998,632      316,217     1,664,990
   LMPVPIII Mid Cap Core Subaccount (Cost $13,177,751)                           1,043,114    14,947,824    2,068,125     3,339,163
   LMPVPIII Money Market Subaccount (Cost $14,865,502)                          14,865,502    14,865,502   11,915,326    12,372,850
                                                                                ----------  ------------  -----------  ------------
     Total (Cost $127,591,357)                                                  24,900,385  $149,322,273  $19,554,387  $ 44,257,789
                                                                                ==========  ============  ===========  ============

                                                                                          As of and for the period ended
                                                                                        December 31, 2006 -- (Continued)
                                                                               ---------------------------------------------------
                                                                                 No. of       Market       Cost of      Proceeds
INVESTMENTS                                                                      Shares       Value       Purchases    from Sales
                                                                               ----------  ------------  -----------  ------------
Legg Mason Partners Variable Portfolios IV (16.4%)
   LMPVPIV Multiple Discipline Subaccount-All Cap Growth and Value
     (Cost $76,861,887)                                                         5,703,257  $ 93,647,486  $ 5,302,697  $ 28,582,956
   LMPVPIV Multiple Discipline Subaccount-Balanced All Cap Growth
     and Value (Cost $57,105,836)                                               4,638,957    65,919,573    3,282,017    21,463,219
   LMPVPIV Multiple Discipline Subaccount-Global All Cap Growth
     and Value (Cost $19,355,859)                                               1,325,452    23,791,868    2,873,986     4,781,110
   LMPVPIV Multiple Discipline Subaccount-Large Cap Growth and Value
     (Cost $7,854,184)                                                            586,159     9,319,928      616,347     2,398,001
                                                                               ----------  ------------  -----------  ------------
     Total (Cost $161,177,766)                                                 12,253,825  $192,678,855  $12,075,047  $ 57,225,286
                                                                               ==========  ============  ===========  ============
Lord Abbett Series Fund, Inc. (2.5%)
   Lord Abbett Growth and Income Subaccount (Class VC) (Cost $10,529,670)         421,160  $ 12,356,830  $ 1,314,276  $  2,435,836
   Lord Abbett Mid-Cap Value Subaccount (Class VC) (Cost $14,143,686)             753,305    16,406,979    2,080,340     4,507,762
                                                                               ----------  ------------  -----------  ------------
     Total (Cost $24,673,356)                                                   1,174,465  $ 28,763,809  $ 3,394,616  $  6,943,598
                                                                               ==========  ============  ===========  ============
Managed Assets Trust (0.0%)
   Managed Assets Trust
     Total (Cost $0)                                                                   --  $         --  $     1,040  $    109,156
                                                                               ==========  ============  ===========  ============
Met Investors Series Trust (5.8%)
   MIST Batterymarch Mid-Cap Stock Subaccount (Class A) (Cost $1,181,843)          58,736  $  1,141,235  $ 1,423,557  $    225,112
   MIST BlackRock High Yield Subaccount (Class A) (Cost $1,585,301)               189,307     1,688,622    2,100,856       521,943
   MIST BlackRock Large-Cap Core Subaccount (Class A) (Cost $2,865,952)           273,940     3,068,132    3,249,053       385,347
   MIST Dreman Small-Cap Value Subaccount (Class A) (Cost $445,678)                34,750       478,509      560,579       119,104
   MIST Harris Oakmark International Subaccount (Class A) (Cost $7,984,268)       465,905     8,866,175    8,745,374       774,486
   MIST Janus Capital Appreciation Subaccount (Class A) (Cost $895,800)            12,023       933,493    1,316,457       408,140
   MIST Legg Mason Partners Managed Assets Subaccount (Class A)
     (Cost $19,844)                                                                 1,173        21,201       20,093           252
   MIST Lord Abbett Bond Debenture Subaccount (Class A) (Cost $2,257,478)         191,316     2,393,359    2,749,525       508,080
   MIST Lord Abbett Growth and Income Subaccount (Class B) (Cost $22,680,387)     844,051    24,646,278   27,394,021     4,770,492
   MIST Lord Abbett Mid-Cap Value Subaccount (Class B) (Cost $325,754)             15,344       346,157      549,691       235,134
   MIST Met/AIM Capital Appreciation Subaccount (Class A) (Cost $4,574,682)       375,673     4,068,542    4,861,775       270,584
   MIST Met/AIM Small Cap Growth Subaccount (Class A) (Cost $101,109)               7,773       105,166      134,722        33,247
   MIST MFS(R) Value Subaccount (Class A) (Cost $3,702,656)                       272,523     3,880,722    4,352,936       673,062
   MIST Neuberger Berman Real Estate Subaccount (Class A) (Cost $3,596,881)       239,153     4,335,852    4,133,623       580,764
   MIST Oppenheimer Capital Appreciation Subaccount (Class B)
     (Cost $218,332)                                                               25,059       230,545      243,037        23,109
   MIST Pioneer Fund Subaccount (Class A) (Cost $1,520,271)                       112,579     1,647,026    1,816,959       301,599
   MIST Pioneer Mid-Cap Value Subaccount (Class A) (Cost $154,779)                 13,634       162,786      651,933       498,843
   MIST Pioneer Strategic Income Subaccount (Class A) (Cost $3,491,122)           366,376     3,465,917    4,134,230       650,116
   MIST Third Avenue Small Cap Value Subaccount (Class B)
     (Cost $6,595,262)                                                            390,769     6,807,201    7,349,866       737,518
                                                                               ----------  ------------  -----------  ------------
     Total (Cost $64,197,399)                                                   3,890,084  $ 68,286,918  $75,788,287  $ 11,716,932
                                                                               ==========  ============  ===========  ============
Metropolitan Series Fund, Inc. (12.0%)
   MSF BlackRock Aggressive Growth Subaccount (Class D) (Cost $5,132,915)         213,381  $  5,078,478  $ 6,284,440  $  1,080,792
   MSF BlackRock Bond Income Subaccount (Class A) (Cost $2,303,338)                22,067     2,396,722    2,751,090       455,347
   MSF BlackRock Bond Income Subaccount (Class E) (Cost $13,769,065)              133,789    14,434,494   15,950,829     2,227,381
   MSF BlackRock Money Market Subaccount (Class A) (Cost $2,174,029)               21,740     2,174,029    4,567,023     2,392,994
   MSF Capital Guardian U.S. Equity Subaccount (Class A) (Cost $2,069,091)        161,747     2,151,232    2,480,020       402,770
   MSF FI Large Cap Subaccount (Class A) (Cost $11,220,560)                       761,286    11,510,646   14,326,223     2,947,248
   MSF FI Value Leaders Subaccount (Class D) (Cost $13,512,658)                    67,380    14,011,694   15,920,830     2,368,868
   MSF MetLife Aggressive Allocation Subaccount (Class B) (Cost $918,870)          79,764       976,313    1,034,024       117,962
   MSF MetLife Conservative Allocation Subaccount (Class B) (Cost $360,733)        36,044       379,903      444,235        84,096
   MSF MetLife Conservative to Moderate Allocation Subaccount(Class B)
     (Cost $558,333)                                                               51,245       564,718      918,721       380,388
   MSF MetLife Moderate Allocation Subaccount (Class B) (Cost $3,844,095)         357,305     4,101,861    4,406,631       594,606
   MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)
     (Cost $6,023,859)                                                            540,206     6,450,057    6,715,215       694,338

                                                                                          As of and for the period ended
                                                                                           December 31, 2006 (Continued)
                                                                               ---------------------------------------------------
                                                                                No. of       Market        Cost of      Proceeds
INVESTMENTS                                                                     Shares       Value        Purchases    from Sales
                                                                               ---------  ------------  ------------  ------------
Metropolitan Series Fund, Inc. (Continued)
   MSF MFS(R) Total Return Subaccount (Class F) (Cost $56,982,874)               396,254    61,565,979    67,454,709    10,675,138
   MSF Oppenheimer Global Equity Subaccount (Class B) (Cost $7,449,123)          474,081     7,964,565     8,512,215     1,035,909
   MSF T. Rowe Price Large Cap Growth Subaccount (Class B) (Cost $6,209,586)     442,566     6,722,584     6,961,259       754,814
   MSF Western Asset Management High Yield Bond Subaccount (Class A)
     (Cost $194,082)                                                              20,049       206,706       202,768         9,005
   MSF Western Asset Management U.S. Government Subaccount (Class A)
     (Cost $70,655)                                                                6,003        73,832        71,829         1,199
                                                                               ---------  ------------  ------------  ------------
     Total (Cost $132,793,866)                                                 3,784,907  $140,763,813  $159,002,061  $ 26,222,855
                                                                               =========  ============  ============  ============
Money Market Portfolio (0.0%)
   Money Market Portfolio
     Total (Cost $0)                                                                  --  $         --  $    920,923  $  2,322,293
                                                                               =========  ============  ============  ============
Oppenheimer Variable Account Funds (0.0%)
   Oppenheimer Capital Appreciation Subaccount/VA (Service Shares)
     (Cost $0) ..............................................................         --  $         --  $     10,101  $    159,462
   Oppenheimer Global Securities Subaccount/VA (Service Shares)
     (Cost $0)                                                                        --            --        53,878       457,389
   Oppenheimer Main Street/VA Subaccount (Service Shares) (Cost $0)                   --            --           735        62,404
                                                                               ---------  ------------  ------------  ------------
     Total (Cost $0) ........................................................         --  $         --  $     64,714  $    679,255
                                                                               =========  ============  ============  ============
PIMCO Variable Insurance Trust (5.8%)
   PIMCO VIT Real Return Subaccount (Administrative Class)
     (Cost $13,033,448)                                                        1,033,241  $ 12,326,570  $  1,702,818  $  3,587,620
   PIMCO VIT Total Return Subaccount (Administrative Class)
     (Cost $56,439,041)                                                        5,483,765    55,495,704     4,379,229    12,375,652
                                                                               ---------  ------------  ------------  ------------
     Total (Cost $69,472,489)                                                  6,517,006  $ 67,822,274  $  6,082,047  $ 15,963,272
                                                                               =========  ============  ============  ============
Pioneer Variable Contracts Trust (1.2%)
   Pioneer America Income VCT Subaccount (Class II) (Cost $290,274)               29,143  $    283,272  $    112,921  $     91,044
   Pioneer Balanced VCT Subaccount (Class II) (Cost $0)                               --            --       437,008       523,995
   Pioneer Cullen Value VCT Subaccount (Class II) (Cost $246,326)                 22,511       289,261       117,857         4,221
   Pioneer Emerging Markets VCT Subaccount (Class II) (Cost $149,118)              7,249       245,879        55,290        47,254
   Pioneer Equity Income VCT Subaccount (Class II) (Cost $721,540)                36,578       917,008        87,114       177,401
   Pioneer Europe VCT Subaccount (Class II) (Cost $0)                                 --            --         6,037        30,428
   Pioneer Fund VCT Subaccount (Class II) (Cost $452,131)                         23,160       572,753        57,003       105,073
   Pioneer Global High Yield VCT Subaccount (Class II) (Cost $97,321)              9,513        98,743       193,036       110,798
   Pioneer Growth Shares VCT Subaccount (Class II) (Cost $85,487)                  6,593        94,876        94,844        31,756
   Pioneer High Yield VCT Subaccount (Class II) (Cost $1,034,267)                 92,924     1,023,098       337,966       394,968
   Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II)
     (Cost $390,527)                                                              35,258       437,908       308,341         5,182
   Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
     (Cost $2,944,233)                                                           252,717     3,050,290     3,319,932       477,437
   Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II)
     (Cost $3,773,281)                                                           339,881     3,946,021     3,629,147        57,083
   Pioneer International Value VCT Subaccount (Class II) (Cost $125,197)           8,803       146,656       115,836        27,092
   Pioneer Mid Cap Value VCT Subaccount (Class II) (Cost $383,442)                17,472       353,640       145,986       119,754
   Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
     (Cost $361,160)                                                              33,059       401,005       113,013       131,604
   Pioneer Real Estate Shares VCT Subaccount (Class II) (Cost $231,955)            9,382       309,228        79,782        37,830
   Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
     (Cost $76,100)                                                                7,083        86,836         1,633         3,000
   Pioneer Small Cap Value VCT Subaccount (Class II) (Cost $243,037)              15,709       278,991       114,800       139,343
   Pioneer Small Company VCT Subaccount (Class II) (Cost $0)                          --            --         1,764        51,034
   Pioneer Strategic Income VCT Subaccount (Class II) (Cost $1,453,307)          133,761     1,444,618       629,217       229,957
   Pioneer Value VCT Subaccount (Class II) (Cost $415,848)                        32,083       483,816        63,717        16,693
                                                                               ---------  ------------  ------------  ------------
     Total (Cost $13,474,551)                                                  1,112,879  $ 14,463,899  $ 10,022,244  $  2,812,947
                                                                               =========  ============  ============  ============

4. STATEMENT OF INVESTMENTS -- (Concluded)

                                                                                          As of and for the period ended
                                                                                         December 31, 2006 -- (Concluded)
                                                                                --------------------------------------------------
                                                                                 No. of       Market       Cost of      Proceeds
INVESTMENTS                                                                      Shares       Value       Purchases    from Sales
                                                                                ---------  ------------  -----------  ------------
Putnam Variable Trust (1.1%)
   Putnam VT Discovery Growth Subaccount (Class IB) (Cost $120,811)                31,162  $    184,479  $     3,636  $     80,089
   Putnam VT International Equity Subaccount (Class IB) (Cost $2,809,174)         217,791     4,495,207    1,002,247       833,006
   Putnam VT Small Cap Value Subaccount (Class IB) (Cost$5,791,569)               329,207     7,989,845    1,230,728     2,150,471
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $8,721,554)                                                      578,160  $ 12,669,531  $ 2,236,611  $  3,063,566
                                                                                =========  ============  ===========  ============
The Travelers Series Trust (0.0%)
   Travelers AIM Capital Appreciation Subaccount (Cost $0)                             --  $         --  $    29,203  $  4,611,440
   Travelers Convertible Securities Subaccount (Cost $0)                               --            --      216,180     2,964,076
   Travelers Disciplined Mid Cap Stock Subaccount (Cost $0)                            --            --      221,170     1,394,910
   Travelers Equity Income Subaccount (Cost $0)                                        --            --    2,152,705    17,039,544
   Travelers Federated High Yield Subaccount (Cost $0)                                 --            --      438,226     2,939,609
   Travelers Federated Stock Subaccount (Cost $0)                                      --            --       31,205       194,044
   Travelers Large Cap Subaccount (Cost $0)                                            --            --      465,289     6,879,079
   Travelers Managed Allocation Series: Aggressive Subaccount
     (Cost $0)                                                                         --            --      446,286       826,052
   Travelers Managed Allocation Series: Conservative Subaccount
     (Cost $0)                                                                         --            --      467,535       782,783
   Travelers Managed Allocation Series: Moderate Subaccount
     (Cost $0)                                                                         --            --    1,495,528     3,335,275
   Travelers Managed Allocation Series: Moderate-Aggressive
     Subaccount (Cost $0)                                                              --            --    1,351,375     5,941,224
   Travelers Managed Allocation Series: Moderate-Conservative
     Subaccount (Cost $0)                                                              --            --       35,340        68,889
   Travelers Managed Income Subaccount (Cost $0)                                       --            --      599,489    16,944,096
   Travelers Mercury Large Cap Core Subaccount (Cost $0)                               --            --      149,248     3,288,991
   Travelers MFS(R) Mid Cap Growth Subaccount (Cost $0)                                --            --      392,973     6,418,880
   Travelers MFS(R) Total Return Subaccount (Cost $0)                                  --            --    2,219,828    70,593,615
   Travelers MFS(R) Value Subaccount (Cost $0)                                         --            --      509,628     2,998,581
   Travelers Mondrian International Stock Subaccount (Cost $0)                         --            --      825,637     8,083,923
   Travelers Pioneer Fund Subaccount (Cost $0)                                         --            --       95,588     1,746,191
   Travelers Pioneer Mid Cap Value Subaccount (Cost $0)                                --            --       68,248       152,204
   Travelers Pioneer Strategic Income Subaccount (Cost $0)                             --            --      583,689     2,464,462
   Travelers Quality Bond Subaccount (Cost $0)                                         --            --      382,607     2,560,437
   Travelers Strategic Equity Subaccount (Cost $0)                                     --            --      399,958     8,307,650
   Travelers Style Focus Series: Small Cap Growth Subaccount (Cost$0)                  --            --       13,774        53,797
   Travelers Style Focus Series: Small Cap Value Subaccount (Cost $0)                  --            --       56,418        94,832
   Travelers U.S. Government Securities Subaccount (Cost $0)                           --            --       11,335        72,100
   Travelers Van Kampen Enterprise Subaccount (Cost $0)                                --            --       67,050     2,545,849
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $0)                                                                   --  $         --  $13,725,512  $173,302,533
                                                                                =========  ============  ===========  ============
Van Kampen Life Investment Trust (0.9%)
   Van Kampen LIT Comstock Subaccount (Class II) (Cost $3,392,139)                297,797  $  4,377,613  $   519,012  $  1,215,465
   Van Kampen LIT Enterprise Subaccount (Class II) (Cost $84,985)                   6,417        99,844       43,781        67,284
   Van Kampen LIT Strategic Growth Subaccount (Class I)
     (Cost $7,377,128)                                                            190,677     5,493,400       65,909     1,180,381
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $10,854,252)                                                     494,891  $  9,970,857  $   628,702  $  2,463,130
                                                                                =========  ============  ===========  ============
Variable Insurance Products Fund (3.5%)
   VIP Contrafund(R) Subaccount (Service Class 2) (Cost $3,232,142)               131,185  $  4,081,172  $   975,315  $    710,997
   VIP Contrafund(R) Subaccount (Service Class) (Cost $13,489,085)                534,430    16,770,421    4,780,026     3,493,864
   VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
     (Cost $304,401)                                                               43,238       409,893      170,435       181,268
   VIP Mid Cap Subaccount (Service Class 2) (Cost $15,215,869)                    594,254    20,353,205    4,510,266     3,760,603
                                                                                ---------  ------------  -----------  ------------
     Total (Cost $32,241,497)                                                   1,303,107  $ 41,614,691  $10,436,042  $  8,146,732
                                                                                =========  ============  ===========  ============

5. FINANCIAL HIGHLIGHTS

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                         Ended    Units    Lowest to     Assets     Income         Lowest to         Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)      Highest (%)       Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ---------------
AIM Variable Insurance Funds
   AIM V.I. Capital Appreciation
      Subaccount (Series II)              2006      459  1.116 - 1.195     542          --         1.85 - 2.45      (0.45) - 4.09
                                          2005      241  1.134 - 1.148     275          --         1.85 - 2.45        5.98 - 6.59
                                          2004      165  1.070 - 1.077     177          --         1.85 - 2.45        1.71 - 7.81
   AIM V.I. Core Equity
      Subaccount (Series I)               2006      734  1.074 - 1.082     793        0.52         1.30 - 2.45        7.40 - 8.20
   AIM V.I. Mid Cap Core Equity
      Subaccount (Series II)              2006      263  1.204 - 1.335     346        0.74         1.85 - 2.55        4.24 - 8.98
                                          2005      255  1.210 - 1.225     310        0.31         1.85 - 2.45        4.67 - 7.07
                                          2004      222  1.156 - 1.163     258        0.03         1.85 - 2.45       8.43 - 10.13
   AIM V.I. Premier Equity
      Subaccount (Series I)               2006       --  0.851 - 1.343      --        0.85         1.30 - 2.45        4.72 - 5.12
                                          2005    1,155  0.810 - 1.279   1,078        0.79         1.30 - 2.45        3.13 - 4.33
                                          2004    1,436  0.779 - 1.232   1,316        0.44         1.30 - 2.45        3.23 - 4.38
                                          2003    1,690  0.748 - 1.184   1,451        0.30         1.30 - 2.45      21.01 - 27.35
                                          2002    1,460  0.607 - 0.782   1,007        0.59         1.30 - 2.05   (31.70) - (25.57)
AllianceBernstein Variable
Products Series Fund, Inc.
   AllianceBernstein Growth and
      Income Subaccount (Class B)         2006       --  1.147 - 1.466      --          --         1.30 - 2.55        4.18 - 4.63
                                          2005    4,081  1.101 - 1.403   5,178        1.27         1.30 - 2.55        2.06 - 4.46
                                          2004    4,009  1.107 - 1.365   4,932        0.74         1.30 - 2.45       6.74 - 10.64
                                          2003    3,401  1.016 - 1.248   3,779        0.77         1.30 - 2.45       1.63 - 35.78
                                          2002      702  0.785 - 0.788     552        0.05         1.30 - 2.05    (20.47) - (3.79)
   AllianceBernstein Large-Cap
      Growth Subaccount (Class B)         2006       --  0.733 - 1.351      --          --         1.30 - 2.45     (3.11) - (1.97)
                                          2005    8,370  0.749 - 1.383   7,035          --         1.30 - 2.45      12.11 - 22.02
                                          2004    9,558  0.663 - 1.224   7,096          --         1.30 - 2.45        5.70 - 6.88
                                          2003   10,240  0.621 - 1.150   6,897          --         1.30 - 2.45       3.61 - 30.83
                                          2002   11,167  0.511 - 0.803   5,997          --         1.30 - 2.05   (32.23) - (31.74)
American Funds Insurance Series
   American Funds Global Growth
      Subaccount (Class 2)                2006   25,747  1.314 - 1.950  42,136        0.87         1.30 - 2.65       9.83 - 18.88
                                          2005   25,193  1.116 - 1.649  35,142        0.67         1.30 - 2.65       9.63 - 12.72
                                          2004   23,987  1.022 - 1.473  29,725        0.44         1.30 - 2.65       7.74 - 12.01
                                          2003   19,299  0.914 - 1.322  20,561        0.39         1.30 - 2.60       5.52 - 41.36
                                          2002   13,460  0.686 - 0.995   9,782        0.91         1.30 - 2.05     (16.34) - 0.80
   American Funds Growth
      Subaccount (Class 2)                2006   66,300  1.189 - 1.769 104,973        0.79         1.30 - 2.70        7.26 - 8.82
                                          2005   69,340  1.097 - 1.633 101,606        0.71         1.30 - 2.70       5.15 - 15.38
                                          2004   65,927  0.961 - 1.429  84,437        0.19         1.30 - 2.65       6.86 - 12.32
                                          2003   49,144  0.869 - 1.292  55,477        0.15         1.30 - 2.60       4.54 - 43.44
                                          2002   25,489  0.647 - 0.918  19,272        0.03         1.30 - 2.05   (25.95) - (25.41)
   American Funds Growth-Income
      Subaccount (Class 2)                2006   69,039  1.169 - 1.617 106,680        1.53         1.30 - 2.70      12.15 - 13.76
                                          2005   74,386  1.039 - 1.428 101,735        1.34         1.30 - 2.70        2.05 - 4.43
                                          2004   72,845  1.064 - 1.372  95,895        0.96         1.30 - 2.65        4.84 - 9.58
                                          2003   56,026  0.999 - 1.265  67,614        1.37         1.30 - 2.60       6.41 - 37.73
                                          2002   27,289  0.768 - 0.916  24,585        1.12         1.30 - 2.05   (20.03) - (19.36)

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)   Total Return(3)
                                         Ended    Units    Lowest to     Assets     Income         Lowest to          Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)      Highest (%)        Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ----------------
Capital Appreciation Fund
   Capital Appreciation Fund              2006       --  1.272 - 1.601      --          --         1.30 - 2.45       (1.32) - 0.38
                                          2005      693  1.287 - 1.615     992          --         1.30 - 2.45        0.69 - 17.95
                                          2004      450  1.111 - 1.385     524          --         1.75 - 2.45      (0.29) - 17.33
                                          2003      388  0.949 - 1.183     384        0.06         1.85 - 2.45       20.04 - 26.52
                                          2002      237  0.775 - 0.777     184        1.79         1.85 - 2.05     (11.40) - (6.17)
Credit Suisse Trust
   Credit Suisse Trust Emerging
      Markets Subaccount                  2006       47  2.230 - 2.695     106        0.50         1.85 - 2.45       29.32 - 30.12
                                          2005       56  1.717 - 2.084      97        0.84         1.85 - 2.45       24.87 - 25.64
                                          2004      108  1.370 - 1.669     150        0.29         1.85 - 2.45       21.91 - 22.62
                                          2003      114  1.119 - 1.369     128          --         1.85 - 2.45       40.05 - 41.57
                                          2002       54  0.799 - 0.801      43        0.30         1.85 - 2.05     (13.50) - (1.48)
Delaware VIP Trust
   Delaware VIP REIT Subaccount
      (Standard Class)                    2006       --  1.404 - 2.351      --        2.04         1.30 - 2.65       19.22 - 30.96
                                          2005    1,679  1.083 - 1.798   2,905        1.88         1.30 - 2.65      (3.39) - 13.80
                                          2004    1,634  1.459 - 1.696   2,696        1.88         1.75 - 2.65       23.05 - 28.92
                                          2003    1,243  1.250 - 1.319   1,588        1.47         1.85 - 2.45        6.11 - 34.94
                                          2002      423  0.952 - 0.953     403          --         1.85 - 2.05      (8.89) - (4.13)
Dreyfus Variable Investment Fund
   Dreyfus VIF Appreciation
      Subaccount (Initial Shares)         2006      437  1.138 - 1.379     565        1.57         1.75 - 2.65       13.43 - 14.37
                                          2005      465  0.997 - 1.209     524        0.02         1.75 - 2.65         1.67 - 2.64
                                          2004      439  0.975 - 1.184     482        1.79         1.75 - 2.65         1.52 - 3.15
                                          2003      418  0.948 - 1.151     425        1.89         1.85 - 2.45        5.31 - 20.80
                                          2002      136          0.799     109        2.20                1.85               (4.54)
   Dreyfus VIF Developing Leaders
      Subaccount (Initial Shares)         2006      958  1.114 - 1.442   1,155        0.42         1.75 - 2.65         1.09 - 1.99
                                          2005    1,250  1.096 - 1.420   1,497          --         1.75 - 2.65         0.63 - 3.94
                                          2004    1,434  1.057 - 1.371   1,639        0.21         1.75 - 2.65         6.88 - 9.36
                                          2003    1,135  0.969 - 1.258   1,175        0.04         1.85 - 2.45        2.28 - 33.87
                                          2002      460  0.751 - 0.752     346        0.03         1.85 - 2.05    (19.49) - (10.91)
FAM Variable Series Funds, Inc.
   FAMVS Mercury Global
      Allocation V.I. Subaccount
      (Class III)                         2006       --  1.388 - 1.434      --          --         1.30 - 2.65         8.35 - 8.82
                                          2005    1,563  1.280 - 1.318   2,023        2.58         1.30 - 2.65        7.29 - 11.51
                                          2004    1,177  1.193 - 1.208   1,412        6.61         1.55 - 2.65        1.77 - 12.10
                                          2003       22  1.073 - 1.074      24       11.14         1.85 - 2.45         0.00 - 7.73
   FAMVS Mercury Value
      Opportunities V.I. Subaccount
      (Class III)                         2006       --  1.334 - 1.467      --          --         1.30 - 2.65        6.68 - 11.56
                                          2005    2,119  1.200 - 1.315   2,742        0.82         1.30 - 2.65        7.30 - 16.53
                                          2004    1,201  1.118 - 1.210   1,438          --         1.30 - 2.65        5.27 - 13.73
                                          2003       10  1.066 - 1.067      11        0.22         2.25 - 2.45         0.47 - 5.02

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)   Total Return(3)
                                         Ended    Units    Lowest to     Assets     Income         Lowest to          Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)      Highest (%)        Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ----------------
Franklin Templeton Variable Insurance
Products Trust
   FTVIPT Franklin Income Securities
      Subaccount (Class 2)                2006    2,849  1.186 - 1.209   3,413        3.70         1.30 - 2.45        0.42 - 16.70
                                          2005    1,130  1.028 - 1.036   1,166        1.14         1.30 - 2.45       (3.63) - 5.18
   FTVIPT Franklin Rising Dividends
      Securities Subaccount (Class 2)     2006      841  1.160 - 1.314   1,080        1.04         1.85 - 2.55        0.54 - 15.08
                                          2005      912  1.080 - 1.143   1,028        1.00         1.85 - 2.55         0.89 - 3.05
                                          2004      386  1.118 - 1.125     432        0.53         1.85 - 2.45         5.17 - 9.12
   FTVIPT Franklin Small-Mid Cap
      Growth Securities Subaccount
      (Class 2)                           2006    7,931  0.958 - 1.577  10,122          --         1.30 - 2.75         5.71 - 7.26
                                          2005    9,720  0.895 - 1.476  11,531          --         1.30 - 2.75         2.09 - 5.75
                                          2004   11,189  0.868 - 1.433  12,822          --         1.30 - 2.60        8.66 - 13.37
                                          2003    9,766  0.790 - 1.307   9,781          --         1.30 - 2.60        3.66 - 46.36
                                          2002    6,103  0.585 - 0.859   3,772        0.25         1.30 - 2.05    (30.15) - (29.63)
   FTVIPT Mutual Shares Securities
      Subaccount (Class 2)                2006       --  1.248 - 1.714      --          --         1.30 - 2.70       15.23 - 16.89
                                          2005   14,278  1.079 - 1.473  19,888        0.90         1.30 - 2.70         5.78 - 9.23
                                          2004   12,665  1.138 - 1.355  16,195        0.77         1.30 - 2.65        8.64 - 11.21
                                          2003    8,301  1.031 - 1.223   9,560        0.85         1.30 - 2.60        7.62 - 28.23
                                          2002      976  0.841 - 0.845     822        0.03         1.30 - 2.05     (15.72) - (3.10)
   FTVIPT Templeton Developing
      Markets Securities Subaccount
      (Class 2)                           2006    3,300  1.948 - 2.837   9,119        1.11         1.30 - 2.70       24.71 - 26.43
                                          2005    3,432  1.562 - 2.244   7,540        1.23         1.30 - 2.70        6.25 - 25.78
                                          2004    2,146  1.260 - 1.784   3,774        1.66         1.30 - 2.65        3.04 - 25.57
                                          2003      752  1.261 - 1.449   1,083        0.13         1.30 - 2.45        3.87 - 44.90
   FTVIPT Templeton Foreign Securities
      Subaccount (Class 2)                2006   14,655  1.271 - 1.937  24,893        1.27         1.30 - 2.60       18.36 - 19.93
                                          2005   15,565  1.071 - 1.623  22,314        1.18         1.30 - 2.60        7.31 - 11.77
                                          2004   13,846  1.079 - 1.498  18,336        1.07         1.30 - 2.60        2.39 - 16.90
                                          2003    9,571  0.925 - 1.285  10,510        1.68         1.30 - 2.60        6.25 - 43.08
                                          2002    5,263  0.710 - 0.907   3,935        1.58         1.30 - 2.05    (20.28) - (19.64)
   FTVIPT Templeton Growth Securities
      Subaccount (Class 2)                2006       --  1.409 - 1.855      --          --         1.30 - 2.60       18.63 - 20.20
                                          2005    3,099  1.187 - 1.549   4,386        1.10         1.30 - 2.60         3.62 - 7.52
                                          2004    1,769  1.160 - 1.444   2,283        1.13         1.30 - 2.60        2.08 - 15.69
                                          2003      507  1.020 - 1.263     550        1.43         1.75 - 2.45        1.18 - 32.15
                                          2002      149  0.788 - 0.789     117          --         1.85 - 2.05      (6.08) - (5.05)
High Yield Bond Trust
   High Yield Bond Trust                  2006       --  1.067 - 1.086      --        6.62         1.75 - 2.65         1.91 - 2.18
                                          2005      141  1.047 - 1.063     149        0.01         1.75 - 2.65       (1.49) - 3.04
                                          2004       70  1.061 - 1.075      75       13.02         1.75 - 2.65         2.91 - 7.69
Janus Aspen Series
   Janus Aspen Balanced Subaccount
      (Service Shares)                    2006       --  1.171 - 1.274      --          --         1.75 - 2.45         2.94 - 3.31
                                          2005    1,138  1.135 - 1.236   1,382        2.09         1.75 - 2.45         5.06 - 5.81
                                          2004    1,147  1.076 - 1.173   1,321        2.33         1.75 - 2.45         5.24 - 6.29
                                          2003      946  1.015 - 1.106   1,024        2.95         1.85 - 2.45        2.69 - 12.76
                                          2002      197  0.911 - 0.912     180        2.89         1.85 - 2.05      (1.19) - (1.08)

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                         Ended    Units    Lowest to     Assets     Income         Lowest to         Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)      Highest (%)       Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ---------------
Janus Aspen Series -- (Continued)
   Janus Aspen Global Life Sciences
      Subaccount (Service Shares)         2006       36  1.174 - 1.555      52          --         1.85 - 2.45        3.77 - 4.36
                                          2005       44  1.125 - 1.496      61          --         1.85 - 2.45       9.66 - 10.29
                                          2004       46  1.020 - 1.362      58          --         1.85 - 2.45      11.42 - 12.09
                                          2003       50  0.910 - 1.219      57          --         1.85 - 2.45      11.53 - 23.98
                                          2002        2          0.734       2          --                1.85              (5.05)
   Janus Aspen Global Technology
      Subaccount (Service Shares)         2006       81  1.017 - 1.545     102          --         1.85 - 2.45        5.20 - 5.77
                                          2005      103  0.962 - 1.462     123          --         1.85 - 2.45       8.91 - 18.00
                                          2004      187  0.880 - 1.330     184          --         1.85 - 2.45     (1.93) - (1.34)
                                          2003      180  0.894 - 1.352     176          --         1.85 - 2.45      19.84 - 43.75
                                          2002       10          0.624       6          --                1.85              (5.02)
   Janus Aspen Mid Cap Growth
      Subaccount (Service Shares)         2006    4,256  0.549 - 1.893   3,119          --         1.30 - 2.45       4.21 - 11.82
                                          2005    4,871  0.492 - 1.699   3,333          --         1.30 - 2.45       4.85 - 10.64
                                          2004    5,338  0.446 - 1.543   3,208          --         1.30 - 2.45      17.57 - 19.00
                                          2003    5,777  0.376 - 1.302   2,757          --         1.30 - 2.45       3.44 - 35.60
                                          2002    5,698  0.283 - 0.817   1,756          --         1.30 - 2.05   (29.62) - (29.10)
   Janus Aspen Worldwide Growth
      Subaccount (Service Shares)         2006      145  1.095 - 1.447     197        1.49         1.85 - 2.45      15.14 - 15.71
                                          2005      224  0.947 - 1.254     263        1.22         1.85 - 2.45        2.99 - 3.69
                                          2004      253  0.916 - 1.213     280        0.79         1.85 - 2.45        0.58 - 2.56
                                          2003      307  0.894 - 1.185     338        0.94         1.85 - 2.45      21.14 - 27.83
                                          2002      119  0.738 - 0.739      88        0.39         1.85 - 2.05     (2.64) - (1.07)
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap
      Subaccount                          2006       --  1.269 - 1.751      --          --         1.30 - 2.55       5.72 - 12.53
                                          2005    2,129  1.140 - 1.556   3,191          --         1.30 - 2.55        1.28 - 7.49
                                          2004    1,917  1.125 - 1.516   2,845          --         1.30 - 2.55       0.81 - 13.39
                                          2003      675  1.326 - 1.337     897          --         1.30 - 2.45       2.31 - 30.45
Legg Mason Partners Investment Series
   LMPIS Dividend Strategy
      Subaccount                          2006    1,718  0.919 - 1.352   2,090        1.96         1.30 - 2.60      14.86 - 16.50
                                          2005    2,154  0.791 - 1.166   2,274        1.92         1.30 - 2.60     (2.71) - (1.48)
                                          2004    2,494  0.805 - 1.188   2,665        1.00         1.30 - 2.60      (0.97) - 3.93
                                          2003    1,847  0.791 - 1.169   1,922        0.95         1.30 - 2.45       4.66 - 32.13
                                          2002      389  0.650 - 0.819     265        0.79         1.30 - 2.05   (27.39) - (10.81)
   LMPIS Premier Selections All Cap
      Growth Subaccount                   2006    2,231  0.954 - 1.414   2,705          --         1.30 - 2.45        4.73 - 5.94
                                          2005    2,459  0.903 - 1.340   2,818        0.12         1.30 - 2.45        3.80 - 4.94
                                          2004    2,573  0.863 - 1.282   2,814          --         1.30 - 2.45        0.32 - 1.63
                                          2003    2,325  0.852 - 1.267   2,499          --         1.30 - 2.45       3.43 - 40.78
                                          2002    1,350  0.644 - 0.861   1,005        0.08         1.30 - 2.05   (28.24) - (27.71)
Legg Mason Partners Variable
Portfolios V
   LMPVPV Small Cap Growth
      Opportunities Subaccount            2006    1,951  1.238 - 1.770   3,117          --         1.30 - 2.60     (3.86) - 11.49
                                          2005    5,039  1.116 - 1.595   7,504          --         1.30 - 2.60        2.23 - 7.45
                                          2004    3,913  1.083 - 1.546   5,611        0.09         1.30 - 2.60      12.66 - 14.08
                                          2003    4,919  0.953 - 1.360   6,374          --         1.30 - 2.60       3.10 - 46.11
                                          2002      531  0.685 - 0.887     420          --         1.30 - 2.05   (27.13) - (23.31)

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                         Ended   Units     Lowest to     Assets     Income          Lowest to        Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)      Highest (%)
                                         ------  ------  -------------  -------  -------------  ---------------- ----------------
Legg Mason Partners Variable
Portfolios I, Inc.
   LMPVPI All Cap Subaccount
     (Class I)                            2006    9,415  1.194 - 1.660  14,437        1.24         1.30 - 2.60      15.13 - 16.57
                                          2005   11,738  1.029 - 1.430  15,483        0.78         1.30 - 2.60        1.38 - 2.74
                                          2004   14,833  1.006 - 1.397  19,251        0.60         1.30 - 2.60        0.57 - 6.90
                                          2003   11,797  0.946 - 1.312  14,207        0.30         1.30 - 2.45       6.26 - 44.49
                                          2002    8,600  0.692 - 0.897   7,453        0.50         1.30 - 2.05   (26.62) - (25.99)
   LMPVPI All Cap Subaccount
     (Class II)                           2006      104  1.217 - 1.230     127        2.45         2.10 - 2.75       6.33 - 15.01
                                          2005        2          1.061       2        0.61                2.75               3.51
   LMPVPI Investors Subaccount
     (Class I)                            2006    6,988  1.206 - 1.648  10,538        1.36         1.30 - 2.60      15.18 - 16.76
                                          2005   10,081  1.038 - 1.418  13,243        1.15         1.30 - 2.60        3.82 - 5.12
                                          2004   11,119  0.991 - 1.353  13,956        1.72         1.30 - 2.60        6.95 - 9.58
                                          2003    7,848  0.914 - 1.247   8,915        1.78         1.30 - 2.45       3.71 - 37.38
                                          2002    4,823  0.703 - 0.856   4,029        1.33         1.30 - 2.05   (24.62) - (24.10)
   LMPVPI Large Cap Growth
     Subaccount (Class I)                 2006      276  1.169 - 1.405     355          --         1.75 - 2.65        1.55 - 2.42
                                          2005      363  1.145 - 1.377     452        0.02         1.75 - 2.65        2.47 - 3.39
                                          2004      495  1.111 - 1.337     585        0.20         1.75 - 2.65     (4.52) - (1.33)
                                          2003      162  1.128 - 1.359     194        0.03         1.85 - 2.45       3.03 - 41.85
                                          2002       19  0.797 - 0.798      15          --         1.85 - 2.05      (4.44) - 5.70
   LMPVPI Small Cap Growth
     Subaccount (Class I)                 2006    3,325  1.131 - 1.837   5,376          --         1.30 - 2.60       9.82 - 11.33
                                          2005    6,709  1.021 - 1.657  10,158          --         1.30 - 2.60       2.24 - 13.20
                                          2004    5,790  0.990 - 1.607   8,374          --         1.30 - 2.60       7.76 - 13.58
                                          2003    4,247  0.875 - 1.420   5,231          --         1.30 - 2.60       5.38 - 56.04
                                          2002    1,701  0.598 - 0.805   1,330          --         1.30 - 2.05    (36.10) - (1.97)
   LMPVPI Total Return Subaccount
     (Class II)                           2006      540  1.156 - 1.232     640        4.94         1.85 - 2.65       5.88 - 10.36
                                          2005       96  1.056 - 1.120     107        1.85         1.85 - 2.55        0.45 - 4.83
                                          2004       74  1.099 - 1.107      81        3.07         1.75 - 2.45        4.07 - 6.65
                                          2003       13          1.038      13        0.26                1.75               0.97
Legg Mason Partners Variable
Portfolios II
   LMPVPII Aggressive Growth
     Subaccount (Class I)                 2006      529  1.297 - 1.635     811          --         1.75 - 2.45        8.44 - 9.13
                                          2005      581  1.192 - 1.502     836          --         1.75 - 2.45       7.24 - 13.25
                                          2004      537  1.107 - 1.390     716          --         1.75 - 2.45        3.53 - 7.12
                                          2003      292  1.035 - 1.302     366          --         1.85 - 2.45       6.46 - 37.62
                                          2002        3          0.755       2          --                1.85              (2.83)
   LMPVPII Aggressive Growth
     Subaccount (Class II)                2006      558  1.214 - 1.325     728          --         1.75 - 2.55        8.01 - 8.87
                                          2005      600  1.124 - 1.215     723          --         1.85 - 2.55        6.95 - 7.71
                                          2004      510  1.121 - 1.130     573          --         1.75 - 2.45        1.82 - 6.91
                                          2003       13          1.057      13          --                1.75               2.03
   LMPVPII Appreciation
     Subaccount                           2006   22,667  1.149 - 1.481  30,360        1.04         1.30 - 2.60      11.89 - 13.28
                                          2005   26,702  1.019 - 1.312  31,713        0.83         1.30 - 2.60        1.60 - 2.96
                                          2004   28,234  0.994 - 1.280  32,703        1.19         1.30 - 2.60        4.12 - 7.39
                                          2003   24,386  0.930 - 1.196  26,061        0.88         1.30 - 2.60       3.33 - 30.14
                                          2002   12,922  0.760 - 0.920  10,564        1.71         1.30 - 2.05   (19.19) - (18.17)

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)   Total Return(3)
                                         Ended   Units     Lowest to     Assets      Income         Lowest to         Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)       Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------   ---------------
Legg Mason Partners Variable Portfolios II -- (Continued)
   LMPVPII Diversified Strategic
     Income Subaccount                    2006   10,106  1.126 - 1.308  12,610        5.63         1.30 - 2.60         2.64 - 4.06
                                          2005   12,591  1.097 - 1.257  15,110        5.19         1.30 - 2.60         0.00 - 1.21
                                          2004   14,278  1.097 - 1.242  17,036        5.29         1.30 - 2.60         2.90 - 5.94
                                          2003   11,488  1.055 - 1.178  13,157        7.81         1.30 - 2.60        1.47 - 10.30
                                          2002    5,981  1.025 - 1.068   6,350       10.31         1.30 - 2.05         2.77 - 3.49
   LMPVPII Equity Index Subaccount
     (Class II)                           2006   10,862  0.998 - 1.527  13,806        1.30         1.30 - 2.60       12.20 - 13.65
                                          2005   12,248  0.880 - 1.349  13,874        1.17         1.30 - 2.60         1.57 - 6.87
                                          2004   13,983  0.857 - 1.316  15,369        1.41         1.30 - 2.60         4.06 - 8.90
                                          2003   11,969  0.790 - 1.214  11,956        1.43         1.30 - 2.60        5.41 - 32.75
                                          2002    6,316  0.628 - 0.870   4,244        2.01         1.30 - 2.05    (23.75) - (21.47)
   LMPVPII Fundamental Value
     Subaccount                           2006   26,344  1.212 - 1.657  41,271        1.50         1.30 - 2.60       13.77 - 15.28
                                          2005   32,161  1.056 - 1.443  43,838        0.92         1.30 - 2.60         2.11 - 3.44
                                          2004   34,836  1.025 - 1.401  46,065        0.70         1.30 - 2.60       (0.64) - 6.85
                                          2003   29,652  0.964 - 1.316  36,658        0.78         1.30 - 2.60        6.17 - 47.26
                                          2002   19,474  0.708 - 0.906  17,252        1.19         1.30 - 2.05    (22.87) - (22.29)
   LMPVPII Growth and Income
     Subaccount (Class I)                 2006       44  1.206 - 1.459      60        0.28         1.85 - 2.45        9.67 - 10.43
                                          2005       68  1.095 - 1.326      85        0.37         1.85 - 2.45         1.15 - 1.66
                                          2004       69  1.079 - 1.307      85        0.96         1.85 - 2.45         3.08 - 6.48
                                          2003       68  1.016 - 1.231      77        0.59         1.85 - 2.45        1.74 - 32.51
                                          2002       16          0.798      13        0.10                1.85                5.00
Legg Mason Partners Variable Portfolios III, Inc.
   LMPVPIII Adjustable Rate
     Income Subaccount                    2006    4,065  0.993 - 1.036   4,113        4.20         1.30 - 2.60         1.43 - 2.68
                                          2005    5,124  0.979 - 1.009   5,087        2.97         1.30 - 2.60       (0.31) - 1.10
                                          2004    4,939  0.982 - 0.998   4,896        1.71         1.30 - 2.60      (1.41) - (0.10)
                                          2003      561  0.996 - 1.000     560        0.65         1.30 - 2.60       (0.40) - 0.10)
   LMPVPIII Aggressive Growth
     Subaccount                           2006   41,761  1.011 - 1.596  62,034          --         1.30 - 2.60         5.98 - 7.38
                                          2005   48,566  0.946 - 1.492  67,565          --         1.30 - 2.60        8.81 - 10.21
                                          2004   50,711  0.862 - 1.359  64,062          --         1.30 - 2.60         1.92 - 8.57
                                          2003   41,866  0.798 - 1.258  48,504          --         1.30 - 2.60        4.12 - 39.78
                                          2002   24,219  0.604 - 0.870  20,422          --         1.30 - 2.05    (33.99) - (33.54)
   LMPVPIII High Income
     Subaccount                           2006   14,538  1.174 - 1.510  20,536        7.01         1.30 - 2.60         8.11 - 9.54
                                          2005   18,520  1.085 - 1.384  24,072        7.59         1.30 - 2.60         0.00 - 1.97
                                          2004   21,164  1.134 - 1.372  27,423        8.78         1.30 - 2.60         0.08 - 9.02
                                          2003   18,563  1.043 - 1.263  22,024       11.23         1.30 - 2.60        0.46 - 25.81
                                          2002    5,344  0.830 - 0.985   4,647       27.71         1.30 - 2.05      (5.21) - (4.45)
   LMPVPIII International All Cap
     Growth Subaccount                    2006    2,696  0.891 - 1.946   2,788        1.96         1.30 - 2.45       22.84 - 24.25
                                          2005    3,461  0.719 - 1.572   2,952        1.45         1.30 - 2.45        9.01 - 10.27
                                          2004    3,639  0.654 - 1.432   2,736        0.95         1.30 - 2.45       15.01 - 16.34
                                          2003    3,772  0.563 - 1.235   2,412        0.96         1.30 - 2.45       14.93 - 32.61
                                          2002    8,011  0.449 - 0.853   4,559        1.27         1.30 - 2.05    (27.23) - (26.67)

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)   Total Return(3)
                                         Ended   Units     Lowest to     Assets      Income         Lowest to         Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)       Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  -----------------
Legg Mason Partners Variable Portfolios III, Inc. -- (Continued)
   LMPVPIII Large Cap Growth
     Subaccount                           2006   18,872  0.976 - 1.441   22,029       0.15         1.30 - 2.60         1.97 - 3.22
                                          2005   22,842  0.947 - 1.401   26,026       0.13         1.30 - 2.60        2.54 - 11.32
                                          2004   25,639  0.914 - 1.354   28,370       0.36         1.30 - 2.60       (4.25) - 2.20
                                          2003   25,838  0.925 - 1.373   28,800       0.03         1.30 - 2.60        2.47 - 51.84
                                          2002   15,605  0.637 - 0.872   10,353       0.35         1.30 - 2.05    (26.33) - (25.78)
   LMPVPIII Large Cap Value
     Subaccount                           2006    6,461  1.101 - 1.610    7,998       1.19         1.30 - 2.45       15.36 - 16.76
                                          2005    7,715  0.948 - 1.385    8,234       1.55         1.30 - 2.45         3.99 - 5.06
                                          2004    8,722  0.906 - 1.322    8,890       1.88         1.30 - 2.45         7.96 - 9.29
                                          2003    9,385  0.833 - 1.216    8,757       1.79         1.30 - 2.45       10.68 - 40.26
                                          2002    9,123  0.664 - 0.806    6,658       4.15         1.30 - 2.05    (26.98) - (22.83)
   LMPVPIII Mid Cap Core
     Subaccount                           2006    9,314  1.225 - 1.636   14,946       0.52         1.30 - 2.45       12.05 - 13.30
                                          2005   11,236  1.085 - 1.444   15,994       0.61         1.30 - 2.45         5.71 - 6.88
                                          2004   12,312  1.020 - 1.353   16,480         --         1.30 - 2.45        7.75 - 12.30
                                          2003   11,292  0.940 - 1.247   13,921         --         1.30 - 2.45        3.03 - 40.16
                                          2002    7,534  0.737 - 0.979    7,254       0.10         1.30 - 2.05    (20.78) - (20.15)
   LMPVPIII Money Market
     Subaccount                           2006   14,187  0.990 - 1.117   14,864       4.53         1.30 - 2.50         0.10 - 3.23
                                          2005   15,086  0.969 - 1.082   15,322       2.75         1.30 - 2.45         0.31 - 1.50
                                          2004   17,620  0.966 - 1.066   17,818       0.82         1.30 - 2.45      (1.63) - (0.37)
                                          2003   23,357  0.978 - 1.070   23,854       0.66         1.30 - 2.45       (1.50) - 0.00
                                          2002   23,533  0.992 - 1.077   24,476       1.25         1.30 - 2.05      (0.80) - (0.09)
   LMPVPIII Social Awareness
     Stock Subaccount                     2006       --          1.170       --         --                1.85                5.69
                                          2005       --          1.107       --         --                1.85                7.48
Legg Mason Partners Variable Portfolios IV
   LMPVPIV Multiple Discipline
     Subaccount-All Cap Growth
     and Value                            2006   61,916  1.175 - 1.690   93,637       0.57         1.30 - 2.70       10.64 - 12.22
                                          2005   80,428  1.062 - 1.506  109,248       0.35         1.30 - 2.70         0.95 - 8.01
                                          2004   86,831  1.170 - 1.450  114,555       0.37         1.30 - 2.60         1.47 - 5.30
                                          2003   51,100  1.126 - 1.377   64,837       0.12         1.30 - 2.60        1.71 - 34.84
                                          2002    1,294  1.060 - 1.062    1,371         --         1.30 - 2.05       (5.27) - 8.61
   LMPVPIV Multiple Discipline
     Subaccount-Balanced All Cap
     Growth and Value                     2006   49,167  1.123 - 1.455   65,912       1.39         1.30 - 2.70         7.57 - 9.15
                                          2005   64,578  1.044 - 1.333   79,925       1.15         1.30 - 2.70         1.62 - 6.77
                                          2004   69,906  1.112 - 1.296   84,896       0.93         1.30 - 2.60         2.30 - 3.68
                                          2003   42,262  1.087 - 1.250   50,139       0.67         1.30 - 2.60        3.72 - 23.08
                                          2002    1,343  1.037 - 1.039    1,393         --         1.30 - 2.05       (1.80) - 6.13
   LMPVPIV Multiple Discipline
     Subaccount-Global All Cap
     Growth and Value                     2006   14,817  1.424 - 1.816   23,789       1.16         1.30 - 2.60       12.21 - 13.71
                                          2005   16,335  1.269 - 1.597   23,291       0.76         1.30 - 2.60        3.85 - 10.96
                                          2004   15,077  1.222 - 1.519   20,667       0.58         1.30 - 2.60         5.39 - 8.89
                                          2003    5,305  1.138 - 1.395    6,702       0.40         1.30 - 2.60        5.46 - 35.47
                                          2002      259  1.073 - 1.075      278         --         1.30 - 2.05       (6.36) - 3.07

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                         Ended   Units     Lowest to     Assets      Income         Lowest to        Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)      Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ----------------
Legg Mason Partners Variable Portfolios IV -- (Continued)
   LMPVPIV Multiple Discipline
     Subaccount-Large Cap
     Growth and Value                     2006    6,468  1.286 - 1.626    9,319       0.72         1.30 - 2.60       9.45 - 10.84
                                          2005    7,888  1.175 - 1.467   10,314       0.59         1.30 - 2.60        0.86 - 2.23
                                          2004    8,334  1.165 - 1.435   10,741       0.94         1.30 - 2.60      (0.68) - 5.36
                                          2003    4,677  1.210 - 1.362    5,793       0.64         1.30 - 2.45       7.86 - 32.88
                                          2002      102  1.068 - 1.069      109         --         1.40 - 2.05      (4.39) - 0.09
Lord Abbett Series Fund, Inc.
   Lord Abbett Growth and Income
     Subaccount (Class VC)                2006    7,822  1.264 - 1.634   12,355       1.20         1.30 - 2.65       3.06 - 15.80
                                          2005    8,792  1.106 - 1.411   12,083       0.99         1.30 - 2.65        0.56 - 5.33
                                          2004    8,276  1.248 - 1.385   11,267       1.10         1.30 - 2.65       7.65 - 14.37
                                          2003    3,560  1.138 - 1.245    4,404       1.33         1.30 - 2.60       5.47 - 23.29
   Lord Abbett Mid-Cap Value
     Subaccount (Class VC)                2006    9,271  1.333 - 1.827   16,405       0.46         1.30 - 2.70       9.26 - 10.79
                                          2005   11,345  1.220 - 1.649   18,260       0.48         1.30 - 2.70        1.92 - 6.99
                                          2004    8,801  1.159 - 1.543   13,372       0.40         1.30 - 2.65       2.66 - 22.46
                                          2003    3,702  1.153 - 1.260    4,635       1.13         1.30 - 2.60       3.50 - 24.26
Managed Assets Trust
   Managed Assets Trust                   2006       --  1.121 - 1.132       --       1.98         1.75 - 2.25        2.94 - 3.10
                                          2005       98  1.089 - 1.098      107       0.01         1.75 - 2.25        1.58 - 3.29
                                          2004       13  1.072 - 1.073       14       3.60         2.15 - 2.25        4.08 - 5.82
Met Investors Series Trust
   MIST Batterymarch Mid-Cap Stock
     Subaccount (Class A)                 2006      782  1.350 - 1.659    1,141         --         1.75 - 2.65     (5.44) - (4.86)
   MIST BlackRock High Yield
     Subaccount (Class A)                 2006    1,210  1.250 - 1.410    1,688         --         1.75 - 2.65        4.69 - 5.31
   MIST BlackRock Large-Cap Core
     Subaccount (Class A)                 2006    2,664  0.938 - 1.635    3,068         --         1.30 - 2.65        5.15 - 6.12
   MIST Dreman Small-Cap Value
     Subaccount (Class A)                 2006      355  1.339 - 1.365      478       0.82         1.30 - 2.45       5.93 - 13.75
   MIST Harris Oakmark International
     Subaccount (Class A)                 2006    4,862  1.626 - 1.962    8,865         --         1.26 - 2.41       9.56 - 10.42
   MIST Janus Capital Appreciation
     Subaccount (Class A)                 2006      640  1.300 - 1.646      933         --         1.30 - 2.45        1.73 - 2.75
   MIST Legg Mason Partners Managed
     Assets Subaccount (Class A)          2006       18  1.183 - 1.195       21         --         1.75 - 2.15        5.34 - 5.57
   MIST Lord Abbett Bond Debenture
     Subaccount (Class A)                 2006    1,746  1.231 - 1.396    2,393         --         1.75 - 2.65        4.06 - 4.71
   MIST Lord Abbett Growth and Income
     Subaccount (Class B)                 2006   22,966  1.068 - 1.078   24,644         --         1.30 - 2.70        6.69 - 7.69
   MIST Lord Abbett Mid-Cap Value
     Subaccount (Class B)                 2006      324  1.067 - 1.074      346         --         1.30 - 2.25       5.41 - 12.99
   MIST Met/AIM Capital Appreciation
     Subaccount (Class A)                 2006    3,740  0.973 - 1.446    4,068       0.18         1.30 - 2.60     (1.89) - (1.00)
   MIST Met/AIM Small Cap Growth
     Subaccount (Class A)                 2006       83  1.254 - 1.272      105         --         1.70 - 2.60      (1.42) - 7.07
   MIST MFS(R) Value Subaccount
     (Class A)                            2006    2,788  1.371 - 1.413    3,880       1.39         1.30 - 2.55       9.78 - 10.74
   MIST Neuberger Berman Real Estate
     Subaccount (Class A)                 2006    3,564  1.212 - 1.223    4,335         --         1.30 - 2.65       5.01 - 21.93
   MIST Oppenheimer Capital
     Appreciation Subaccount (Class B)    2006      230  1.001 - 1.006      231         --         1.85 - 2.55       0.70 - 11.07
   MIST Pioneer Fund Subaccount
     (Class A)                            2006    1,055  1.421 - 1.599    1,647         --         1.30 - 2.60        6.84 - 7.75

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                         Ended   Units     Lowest to     Assets      Income         Lowest to        Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)      Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ----------------
Met Investors Series Trust -- (Continued)
   MIST Pioneer Mid-Cap Value
     Subaccount (Class A)                 2006      142  1.136 - 1.157      163       0.19         1.30 - 2.45       1.06 - 14.29
   MIST Pioneer Strategic Income
     Subaccount (Class A)                 2006    2,988  1.044 - 1.177    3,466       5.33         1.30 - 2.45        2.97 - 3.79
   MIST Third Avenue Small Cap Value
     Subaccount (Class B)                 2006    6,636  1.022 - 1.031    6,806         --         1.30 - 2.65        1.89 - 2.79
Metropolitan Series Fund, Inc.
   MSF BlackRock Aggressive Growth
     Subaccount (Class D)                 2006    5,128  0.854 - 1.540    5,078         --         1.30 - 2.70     (3.09) - (2.21)
   MSF BlackRock Bond Income
     Subaccount (Class A)                 2006    2,154  1.036 - 1.157    2,396         --         1.75 - 2.65        3.08 - 3.77
   MSF BlackRock Bond Income
     Subaccount (Class E)                 2006   12,668  1.042 - 1.261   14,433         --         1.30 - 2.45        3.23 - 3.96
   MSF BlackRock Money Market
     Subaccount (Class A)                 2006    2,162  0.995 - 1.020    2,174       3.30         1.75 - 2.75        1.19 - 2.11
   MSF Capital Guardian U.S. Equity
     Subaccount (Class A)                 2006    2,490  0.743 - 1.377    2,151         --         1.30 - 2.45        2.22 - 4.04
   MSF FI Large Cap Subaccount
     (Class A)                            2006   12,353  0.799 - 1.384   11,510         --         1.30 - 2.65        0.63 - 1.62
   MSF FI Value Leaders Subaccount
     (Class D)                            2006    9,944  1.218 - 1.477   14,010         --         1.30 - 2.65        1.86 - 2.76
   MSF MetLife Aggressive Allocation
     Subaccount (Class B)                 2006      923  1.054 - 1.062      976         --         1.30 - 2.55       5.19 - 12.03
   MSF MetLife Conservative
     Allocation Subaccount (Class B)      2006      365  1.037 - 1.043      380         --         1.55 - 2.40        3.60 - 4.20
   MSF MetLife Conservative to Moderate
     Allocation Subaccount (Class B)      2006      541  1.043 - 1.048      565         --         1.80 - 2.45      (0.67) - 7.73
   MSF MetLife Moderate
     Allocation Subaccount (Class B)      2006    3,903  1.048 - 1.057    4,101         --         1.30 - 2.55       1.74 - 10.01
   MSF MetLife Moderate to
     Aggressive Allocation Subaccount
     (Class B)                            2006    6,103  1.052 - 1.062    6,449         --         1.30 - 2.60       4.99 - 11.81
   MSF MFS(R) Total Return
     Subaccount (Class F)                 2006   43,909  1.104 - 1.511   61,560         --         1.30 - 2.65        6.13 - 7.09
   MSF Oppenheimer Global Equity
     Subaccount (Class B)                 2006    7,601  1.044 - 1.053    7,964         --         1.24 - 2.59       4.82 - 16.19
   MSF T. Rowe Price Large Cap
     Growth Subaccount (Class B)          2006    6,288  1.063 - 1.071    6,722         --         1.30 - 2.45        6.51 - 7.31
   MSF Western Asset Management
     High Yield Bond Subaccount
     (Class A)                            2006      181  1.125 - 1.153      207         --         1.75 - 2.65        5.44 - 6.17
   MSF Western Asset Management U.S.
     Government Subaccount
     (Class A)                            2006       70  1.053 - 1.077       74         --         1.60 - 2.40        2.87 - 3.38
Money Market Portfolio
   Money Market Portfolio                 2006       --  0.978 - 0.999       --       1.41         1.75 - 2.75        0.50 - 0.81
                                          2005    1,433  0.973 - 0.993    1,404       2.80         1.75 - 2.75        0.30 - 1.12
                                          2004    2,027  0.969 - 0.980    1,976       1.03         1.75 - 2.45     (1.42) - (0.51)
                                          2003    2,368  0.982 - 0.986    2,332       0.77         1.85 - 2.45     (1.31) - (0.10)
                                          2002      990  0.995 - 0.996      986       0.74         1.85 - 2.05     (0.40) - (0.30)
Oppenheimer Variable Account Funds
   Oppenheimer Capital Appreciation
     Subaccount/VA (Service Shares)       2006       --  1.114 - 1.184       --       0.19         1.85 - 2.55        1.12 - 4.41
                                          2005      126  1.069 - 1.134      142       0.71         1.85 - 2.55        2.46 - 3.00
                                          2004      111  1.097 - 1.101      122       0.03         1.85 - 2.25       3.00 - 10.56

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                         Ended    Units    Lowest to    Assets       Income         Lowest to        Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)      Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ---------------
Oppenheimer Variable Account Funds -- (Continued)
   Oppenheimer Global Securities
      Subaccount/VA (Service Shares)      2006       --  1.409 - 1.536       --       0.85         1.85 - 2.55        8.47 - 8.78
                                          2005      280  1.299 - 1.412      391       0.78         1.85 - 2.55       5.78 - 17.59
                                          2004      209  1.253 - 1.261      263       0.08         1.85 - 2.45      12.25 - 22.97
   Oppenheimer Main Street/VA
      Subaccount (Service Shares)         2006       --  1.320 - 1.333       --       0.97         1.75 - 2.15      19.35 - 19.77
                                          2005       53  1.106 - 1.113       59       0.31         1.75 - 2.15        3.56 - 7.05
                                          2004        2          1.068        2         --                2.15               8.32
PIMCO Variable Insurance Trust
   PIMCO VIT Real Return Subaccount
      (Administrative Class)              2006   11,166  1.042 - 1.129   12,325       4.22         1.30 - 2.65     (1.91) - (0.62)
                                          2005   13,461  1.061 - 1.136   15,024       2.78         1.30 - 2.65      (0.63) - 0.80
                                          2004   12,333  1.066 - 1.127   13,747       1.04         1.30 - 2.65        5.21 - 7.44
                                          2003    5,346  1.041 - 1.049    5,580       0.50         1.30 - 2.60      (1.13) - 5.12
   PIMCO VIT Total Return Subaccount
      (Administrative Class)              2006   48,442  1.051 - 1.262   55,490       4.41         1.30 - 2.70        1.06 - 2.52
                                          2005   57,303  1.039 - 1.231   64,250       3.40         1.30 - 2.70      (1.14) - 1.07
                                          2004   59,889  1.043 - 1.218   67,209       1.89         1.30 - 2.65        1.55 - 3.57
                                          2003   51,348  1.022 - 1.176   56,496       2.78         1.30 - 2.60      (1.14) - 3.70
                                          2002   23,265  1.071 - 1.134   25,547       4.05         1.30 - 2.05        6.89 - 7.90
Pioneer Variable Contracts Trust
   Pioneer America Income
      VCT Subaccount (Class II)           2006      279  1.001 - 1.026      283       4.44         1.85 - 2.75      (0.69) - 1.28
                                          2005      263  1.000 - 1.020      265       4.45         1.85 - 2.75     (1.07) - (0.10)
                                          2004      218  1.007 - 1.014      220       4.04         1.85 - 2.45      (0.89) - 1.00
   Pioneer Balanced VCT Subaccount
      (Class II)                          2006       --  1.030 - 1.146       --       2.23         1.85 - 2.85        2.59 - 8.12
                                          2005       89  1.036 - 1.080       96       1.76         1.85 - 2.55        1.14 - 1.79
                                          2004       63  1.054 - 1.061       67       1.74         1.85 - 2.45        0.95 - 4.25
   Pioneer Cullen Value VCT
      Subaccount (Class II)               2006      230  1.244 - 1.264      289       0.16         1.85 - 2.75       8.86 - 14.68
                                          2005      130  1.092 - 1.097      143         --         2.10 - 2.75       4.78 - 10.71
   Pioneer Emerging Markets VCT
      Subaccount (Class II)               2006      106  2.282 - 2.356      246       0.30         1.85 - 2.75      31.83 - 33.03
                                          2005      108  1.731 - 1.771      190       0.49         1.85 - 2.75      28.99 - 35.09
                                          2004       80  1.302 - 1.311      104       0.36         1.85 - 2.45      11.00 - 24.62
   Pioneer Equity Income VCT
      Subaccount (Class II)               2006      622  1.377 - 1.505      917       2.32         1.85 - 2.55      19.11 - 19.92
                                          2005      700  1.156 - 1.255      864       2.18         1.85 - 2.55      (0.52) - 4.28
                                          2004      560  1.204 - 1.212      676       2.11         1.85 - 2.45      10.56 - 15.10
   Pioneer Europe VCT Subaccount
      (Class II)                          2006       --          1.703       --       2.10                1.85              26.71
                                          2005       14          1.344       19       0.48                1.85               5.83
                                          2004       14          1.270       18         --                1.85              20.95
   Pioneer Fund VCT Subaccount
      (Class II)                          2006      425  1.337 - 1.367      573       1.09         1.85 - 2.45      13.50 - 14.39
                                          2005      458  1.178 - 1.195      543       1.13         1.85 - 2.45        3.42 - 4.09
                                          2004      343  1.139 - 1.148      392       1.18         1.75 - 2.45       7.30 - 10.42
                                          2003       13          1.053       13         --                1.75               1.64
   Pioneer Global High Yield VCT
      Subaccount (Class II)               2006       87  1.132 - 1.149       99       7.29         1.85 - 2.75        0.18 - 9.95
                                          2005       14  1.039 - 1.045       14       3.60         1.85 - 2.75        1.75 - 2.87
   Pioneer Growth Shares
      VCT Subaccount (Class II)           2006       85  1.085 - 1.166       95         --         1.85 - 2.55       6.26 - 12.32
                                          2005       22  1.075 - 1.087       23       0.59         2.25 - 2.55        0.09 - 0.93
                                          2004       21  1.068 - 1.070       23         --         2.25 - 2.45       2.39 - 11.02

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                         Ended   Units     Lowest to     Assets      Income         Lowest to        Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)      Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ---------------
Pioneer Variable Contracts Trust -- (Continued)
   Pioneer High Yield VCT
      Subaccount (Class II)               2006      896  1.129 - 1.154    1,023       5.30         1.85 - 2.75        5.59 - 6.46
                                          2005      990  1.069 - 1.084    1,067       5.23         1.85 - 2.75     (0.74) - (0.09)
                                          2004      733  1.077 - 1.085      792       5.03         1.75 - 2.45        2.87 - 5.85
                                          2003       13          1.025       13       0.14                1.75               0.39
   Pioneer Ibbotson Aggressive Allocation
      VCT Subaccount (Class II)           2006      361  1.206 - 1.220      438       0.24         1.85 - 2.55       7.45 - 14.99
                                          2005       83  1.083 - 1.084       90         --         2.10 - 2.35      (0.46) - 2.56
   Pioneer Ibbotson Growth
      Allocation VCT Subaccount
      (Class II)                          2006    2,345  1.060 - 1.184    2,714       0.17         1.85 - 2.90       0.09 - 10.29
                                          2005       98  1.065 - 1.069      104         --         2.10 - 2.75        2.99 - 3.10
   Pioneer Ibbotson Moderate
     Allocation
      VCT Subaccount (Class II)           2006    3,495  1.049 - 1.139    3,945       0.21         1.85 - 2.85      (0.29) - 9.01
                                          2005      194  1.044 - 1.049      203         --         1.85 - 2.75        0.00 - 4.50
   Pioneer International Value VCT
      Subaccount (Class II)               2006       86  1.561 - 1.729      147       0.25         1.85 - 2.75       4.66 - 19.86
                                          2005       30  1.309 - 1.425       43       0.06         2.25 - 2.75      12.65 - 17.82
                                          2004       29          1.265       36       0.41                2.25              15.74
   Pioneer Mid Cap Value VCT
      Subaccount (Class II)               2006      252  1.306 - 1.464      354         --         1.85 - 2.75       9.29 - 10.24
                                          2005      304  1.195 - 1.328      391       0.18         1.85 - 2.75      (0.50) - 6.62
                                          2004      114  1.249 - 1.257      143       0.30         1.85 - 2.45      12.61 - 19.64
   Pioneer Oak Ridge Large Cap
      Growth VCT Subaccount
      (Class II)                          2006      347  1.098 - 1.171      401       0.03         1.85 - 2.75      (0.72) - 0.86
                                          2005      357  1.124 - 1.161      413       0.15         1.85 - 2.75       5.79 - 12.41
                                          2004      177  1.089 - 1.093      193         --         1.85 - 2.25       4.81 - 12.59
   Pioneer Real Estate Shares VCT
      Subaccount (Class II)               2006      151  1.947 - 2.097      309       2.42         1.85 - 2.55      20.63 - 33.99
                                          2005      134  1.463 - 1.565      206       3.46         1.85 - 2.55       3.83 - 12.75
                                          2004       54  1.378 - 1.388       74       3.27         1.85 - 2.45      20.88 - 22.18
   Pioneer Small and Mid Cap
      Growth VCT Subaccount
      (Class II)                          2006       75  1.148 - 1.164       87         --         1.85 - 2.35        5.32 - 5.82
                                          2005       75  1.090 - 1.100       82         --         1.85 - 2.35        2.16 - 6.31
                                          2004       18  1.067 - 1.071       19         --         1.85 - 2.35        2.59 - 5.75
   Pioneer Small Cap Value VCT
      Subaccount (Class II)               2006      186  1.389 - 1.528      279         --         1.85 - 2.55       9.38 - 12.11
                                          2005      204  1.249 - 1.363      274         --         1.85 - 2.55        2.97 - 9.04
                                          2004       81  1.242 - 1.250      101         --         1.85 - 2.45      13.47 - 20.23
   Pioneer Small Company VCT
      Subaccount (Class II)               2006       --  1.203 - 1.222       --         --         1.85 - 2.45        5.80 - 6.08
                                          2005       42  1.137 - 1.152       48         --         1.85 - 2.45     (0.79) - (0.17)
                                          2004       25  1.146 - 1.154       29         --         1.85 - 2.45       6.36 - 15.71
   Pioneer Strategic Income VCT
      Subaccount (Class II)               2006    1,259  1.130 - 1.159    1,444       5.13         1.85 - 2.75        1.98 - 4.23
                                          2005      942  1.093 - 1.112    1,040       5.57         1.85 - 2.75      (0.81) - 1.75
                                          2004      692  1.098 - 1.105      762       5.00         1.85 - 2.45        5.37 - 6.47
   Pioneer Value VCT Subaccount
      (Class II)                          2006      366  1.242 - 1.347      484       0.22         1.85 - 2.55      10.13 - 12.91
                                          2005      340  1.107 - 1.193      399       0.08         1.85 - 2.55      (0.81) - 2.76
                                          2004      233  1.153 - 1.161      269       0.03         1.85 - 2.45        4.42 - 8.24

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)    Total Return(3)
                                         Ended   Units     Lowest to     Assets      Income         Lowest to          Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)        Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ------------------
Putnam Variable Trust
   Putnam VT Discovery Growth
      Subaccount (Class IB)               2006      158  0.887 - 1.515      184         --         1.30 - 2.25          8.58 - 9.62
                                          2005      229  0.811 - 1.387      239         --         1.30 - 2.25          4.84 - 5.94
                                          2004      461  0.768 - 1.315      494         --         1.30 - 2.25          5.17 - 6.18
                                          2003      502  0.725 - 1.244      499         --         1.30 - 2.25        23.70 - 30.36
                                          2002      341  0.558 - 0.853      248         --         1.30 - 2.05      (30.82) - (5.13)
   Putnam VT International Equity
      Subaccount (Class IB)               2006    2,558  1.397 - 1.989    4,495       0.62         1.30 - 2.45        11.15 - 26.07
                                          2005    2,421  1.111 - 1.584    3,425       1.47         1.30 - 2.45         9.48 - 10.85
                                          2004    2,574  1.005 - 1.436    3,323       1.49         1.30 - 2.45         7.08 - 14.92
                                          2003    2,562  0.879 - 1.257    2,895       0.55         1.30 - 2.45        22.80 - 37.98
                                          2002      956  0.694 - 0.919      779       0.46         1.30 - 2.05     (19.35) - (18.76)
   Putnam VT Small Cap Value
      Subaccount (Class IB)               2006    3,863  1.422 - 2.164    7,989       0.34         1.30 - 2.60        14.35 - 15.74
                                          2005    4,709  1.243 - 1.877    8,487       0.18         1.30 - 2.60          4.28 - 7.93
                                          2004    4,591  1.507 - 1.783    7,923       0.35         1.30 - 2.60        22.93 - 24.58
                                          2003    3,941  1.215 - 1.439    5,469       0.25         1.30 - 2.60         9.22 - 54.65
                                          2002    1,943  0.826 - 0.980    1,806       0.17         1.30 - 2.05      (26.77) - (1.43)
The Travelers Series Trust
   Travelers AIM Capital
     Appreciation Subaccount              2006       --  0.985 - 1.465       --         --         1.30 - 2.60          6.17 - 6.55
                                          2005    4,118  0.925 - 1.376    4,308       0.22         1.30 - 2.60          5.95 - 7.34
                                          2004    4,534  0.864 - 1.287    4,465       0.14         1.30 - 2.60          0.85 - 5.44
                                          2003    3,968  0.824 - 1.229    3,587         --         1.30 - 2.60         1.66 - 31.32
                                          2002    3,141  0.647 - 0.901    2,083         --         1.30 - 2.05     (25.46) - (22.54)
   Travelers Convertible
      Securities Subaccount               2006       --  1.183 - 1.337       --       0.86         1.75 - 2.65          6.19 - 6.52
                                          2005    2,126  1.114 - 1.257    2,625       2.09         1.75 - 2.65       (2.28) - (1.40)
                                          2004    4,239  1.140 - 1.280    5,230       2.99         1.75 - 2.65          1.06 - 4.40
                                          2003    1,274  1.156 - 1.230    1,514       6.06         1.85 - 2.45         3.27 - 23.93
                                          2002      197  0.935 - 0.936      184      10.89         1.85 - 2.05        (4.00) - 2.63
   Travelers Disciplined Mid Cap
      Stock Subaccount                    2006       --  1.423 - 1.749       --       0.54         1.75 - 2.65          8.88 - 9.17
                                          2005      896  1.304 - 1.604    1,272         --         1.75 - 2.65         9.50 - 10.47
                                          2004      878  1.184 - 1.458    1,132       0.31         1.75 - 2.65        12.37 - 14.30
                                          2003      655  1.038 - 1.279      735       0.46         1.85 - 2.45         2.32 - 39.82
                                          2002      112  0.792 - 0.793       89       0.81         1.85 - 2.05      (10.09) - (2.94)
   Travelers Equity Income
      Subaccount                          2006       --  1.188 - 1.441       --       1.34         1.30 - 2.65          4.71 - 5.20
                                          2005   12,058  1.132 - 1.372   15,840         --         1.30 - 2.65          1.74 - 5.53
                                          2004   12,702  1.102 - 1.335   16,268       1.43         1.30 - 2.65         4.50 - 11.99
                                          2003   10,494  1.021 - 1.236   12,393       1.29         1.30 - 2.60         5.21 - 40.78
                                          2002    4,706  0.792 - 0.955    4,123       1.31         1.30 - 2.05      (15.68) - (4.12)

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)   Total Return(3)
                                         Ended   Units     Lowest to     Assets      Income         Lowest to         Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)       Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  -----------------
The Travelers Series Trust -- (Continued)
   Travelers Federated
      High Yield Subaccount               2006       --  1.194 - 1.341       --       7.85         1.75 - 2.65          2.14 - 2.53
                                          2005    2,005  1.169 - 1.309    2,602         --         1.75 - 2.65        (0.09) - 2.11
                                          2004    2,134  1.170 - 1.299    2,758       8.24         1.75 - 2.65          0.86 - 8.40
                                          2003    1,636  1.187 - 1.202    1,952      12.59         1.85 - 2.45         3.00 - 20.18
                                          2002      181  0.990 - 0.991      179      29.91         1.85 - 2.05          5.31 - 7.26
   Travelers Federated
      Stock Subaccount                    2006       --  1.128 - 1.408       --       1.65         1.75 - 2.45          3.26 - 3.45
                                          2005      151  1.091 - 1.362      184         --         1.75 - 2.45          2.82 - 3.56
                                          2004      131  1.058 - 1.321      152       1.80         1.75 - 2.45          7.68 - 9.78
                                          2003       97  0.977 - 1.221       98       2.20         1.85 - 2.25        10.40 - 25.32
                                          2002       17          0.782       14       1.67                1.85                (0.76)
   Travelers Large Cap
      Subaccount                          2006       --  0.788 - 1.366       --       0.43         1.30 - 2.65          2.68 - 3.22
                                          2005    7,100  0.765 - 1.326    6,551         --         1.30 - 2.65          5.85 - 7.22
                                          2004    7,325  0.715 - 1.241    6,235       0.81         1.30 - 2.65         3.91 - 11.77
                                          2003    6,574  0.681 - 1.185    5,236       0.50         1.30 - 2.45         3.59 - 27.35
                                          2002    4,594  0.555 - 0.862    2,664       0.50         1.30 - 2.05     (24.36) - (23.77)
   Travelers Managed Allocation Series:
      Aggressive Subaccount               2006       --  1.169 - 1.182       --       2.05         1.40 - 2.55          2.16 - 6.32
                                          2005      417  1.103 - 1.108      461         --         1.80 - 2.55        (0.54) - 7.91
   Travelers Managed Allocation Series:
      Conservative Subaccount             2006       --  1.016 - 1.025       --       4.29         1.55 - 2.45        (0.59) - 0.39
                                          2005      355  1.016 - 1.021      361       0.93         1.55 - 2.40          0.39 - 1.70
   Travelers Managed Allocation Series:
      Moderate Subaccount                 2006       --  1.084 - 1.095       --       2.89         1.30 - 2.45          1.12 - 3.69
                                          2005    1,911  1.050 - 1.056    2,010       1.08         1.30 - 2.35          1.74 - 5.10
   Travelers Managed Allocation Series:
      Moderate-Aggressive
      Subaccount                          2006       --  1.124 - 1.138       --       2.24         1.30 - 2.60          1.98 - 4.40
                                          2005    4,588  1.081 - 1.090    4,979       0.56         1.30 - 2.60        (0.37) - 6.78
   Travelers Managed Allocation Series:
      Moderate-Conservative
      Subaccount                          2006       --  1.045 - 1.050       --       3.61         1.80 - 2.35          0.77 - 1.75
                                          2005       37          1.027       38       0.77                2.35                 1.68
   Travelers Managed Income
      Subaccount                          2006       --  1.009 - 1.213       --       2.07         1.30 - 2.45       (1.27) - (0.82)
                                          2005   15,088  1.021 - 1.223   16,744       3.38         1.30 - 2.45        (1.11) - 0.08
                                          2004   18,096  1.032 - 1.222   20,142       4.63         1.30 - 2.45        (0.48) - 2.86
                                          2003   17,342  1.028 - 1.204   19,275       4.83         1.30 - 2.45          0.19 - 7.02
                                          2002   10,172  0.981 - 1.125   10,922      12.00         1.30 - 2.05          0.10 - 0.90
   Travelers Mercury
      Large Cap Core Subaccount           2006       --  0.885 - 1.545       --       0.21         1.30 - 2.65          5.79 - 6.30
                                          2005    2,917  0.833 - 1.455    3,043         --         1.30 - 2.65         9.13 - 10.59
                                          2004    3,157  0.755 - 1.321    2,981       0.60         1.30 - 2.65         2.01 - 15.54
                                          2003    2,838  0.662 - 1.159    2,204       0.75         1.30 - 2.45         3.87 - 25.87
                                          2002    2,747  0.555 - 0.846    1,649       0.61         1.30 - 2.05     (26.67) - (26.09)

                                            Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                           Ended   Units     Lowest to     Assets      Income         Lowest to        Lowest to
                                           Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)      Highest (%)
                                           ------  ------  -------------  -------  -------------  ----------------  ----------------
The Travelers Series Trust -- (Continued)
   Travelers MFS(R) Mid Cap
      Growth Subaccount                     2006       --  0.877 - 1.578       --         --         1.30 - 2.70        5.40 - 5.97
                                            2005    6,273  0.830 - 1.492    5,980         --         1.30 - 2.70        0.55 - 8.80
                                            2004    1,259  0.822 - 1.459    1,293         --         1.75 - 2.45       8.22 - 12.06
                                            2003    1,052  0.736 - 1.306      912         --         1.85 - 2.45       1.87 - 37.37
                                            2002      227  0.548 - 0.549      125         --         1.85 - 2.05    (12.30) - (1.08)
   Travelers MFS(R) Total Return
      Subaccount                            2006       --  1.038 - 1.411       --       1.30         1.30 - 2.65        2.90 - 3.37
                                            2005   53,150  1.008 - 1.365   67,690       2.14         1.30 - 2.65        0.00 - 1.64
                                            2004   54,146  1.095 - 1.343   68,423       2.86         1.30 - 2.65        8.05 - 9.99
                                            2003   44,879  1.038 - 1.221   52,177       3.23         1.30 - 2.60       4.65 - 19.58
                                            2002   20,936  0.906 - 1.061   21,749       7.45         1.30 - 2.05     (7.22) - (6.52)
   Travelers MFS(R) Value
      Subaccount                            2006       --  1.248 - 1.276       --         --         1.30 - 2.55        3.80 - 8.15
                                            2005    1,959  1.158 - 1.180    2,289       2.00         1.30 - 2.45      (0.76) - 6.95
                                            2004      208  1.114 - 1.120      232       2.99         1.70 - 2.45       1.83 - 14.81
   Travelers Mondrian International
      Stock Subaccount                      2006       --  1.480 - 1.781       --       3.73         1.30 - 2.45      14.57 - 15.00
                                            2005    4,680  1.290 - 1.551    6,788       0.05         1.30 - 2.45       5.31 - 11.11
                                            2004    3,759  1.202 - 1.441    5,100       2.04         1.30 - 2.45      10.28 - 14.34
                                            2003    1,903  1.060 - 1.266    2,230       5.52         1.30 - 2.45       3.77 - 26.22
                                            2002       46  0.842 - 0.843       39       2.21         1.85 - 2.05     (6.55) - (0.24)
   Travelers Pioneer Fund
      Subaccount                            2006       --  1.330 - 1.484       --       1.03         1.30 - 2.60        5.72 - 6.23
                                            2005    1,140  1.258 - 1.397    1,562         --         1.30 - 2.60        3.44 - 5.64
                                            2004    1,006  1.225 - 1.336    1,328       1.20         1.30 - 2.45        0.91 - 9.69
                                            2003      360  1.208 - 1.218      436       3.01         1.30 - 2.45       3.31 - 18.79
   Travelers Pioneer Mid Cap Value
      Subaccount                            2006       --  1.087 - 1.097       --         --         1.30 - 2.35        2.62 - 5.28
                                            2005       75  1.035 - 1.041       77       0.33         1.40 - 2.35        0.10 - 6.55
   Travelers Pioneer Strategic Income
      Subaccount                            2006       --  1.013 - 1.134       --         --         1.30 - 2.45        0.18 - 1.07
                                            2005    1,668  1.005 - 1.122    1,849       5.36         1.30 - 2.45        0.09 - 2.59
                                            2004      260  1.088 - 1.096      283      20.96         1.30 - 2.45       0.74 - 11.19
   Travelers Quality Bond
      Subaccount                            2006       --  1.005 - 1.115       --       6.07         1.75 - 2.65     (1.23) - (0.98)
                                            2005    2,125  1.017 - 1.126    2,324         --         1.75 - 2.65     (1.07) - (0.09)
                                            2004    2,698  1.028 - 1.127    2,976       5.02         1.75 - 2.65        0.19 - 2.28
                                            2003    1,778  1.058 - 1.110    1,950       7.69         1.75 - 2.45      (0.09) - 5.02
                                            2002      565  1.054 - 1.055      597      10.29         1.85 - 2.05        3.13 - 3.94

                                           Year            Unit Value      Net    Investment(1)  Expense Ratio(2)   Total Return(3)
                                          Ended   Units     Lowest to     Assets      Income         Lowest to         Lowest to
                                          Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)       Highest (%)
                                          ------  ------  -------------  -------  -------------  ----------------  -----------------
The Travelers Series Trust -- (Concluded)
   Travelers Strategic Equity
      Subaccount                           2006       --  0.755 - 1.433      --        0.36         1.30 - 2.60       (2.50) - 4.44
                                           2005    9,470  0.723 - 1.374   7,870        0.59         1.30 - 2.60       (0.58) - 0.82
                                           2004   10,790  0.720 - 1.369   8,881        1.42         1.30 - 2.60         7.45 - 8.81
                                           2003   11,342  0.663 - 1.263   8,404          --         1.30 - 2.60        1.53 - 31.24
                                           2002   11,839  0.508 - 0.749   6,281        0.60         1.30 - 2.05    (34.93) - (34.49)
   Travelers Style Focus Series: Small
      Cap Growth Subaccount                2006       --  1.272 - 1.282      --        0.01         1.75 - 2.60        0.23 - 15.08
                                           2005       32  1.108 - 1.114      35          --         1.75 - 2.60        1.00 - 11.10
   Travelers Style Focus Series: Small
      Cap Value Subaccount                 2006       --  1.264 - 1.272      --        0.01         1.75 - 2.45        1.36 - 14.59
                                           2005       29  1.106 - 1.110      32        1.05         1.75 - 2.35        1.28 - 10.05
   Travelers U.S. Government
      Securities Subaccount                2006       --  1.023 - 1.047      --        6.42         1.75 - 2.55      (3.94) - (3.62)
                                           2005       64  1.064 - 1.090      68          --         1.75 - 2.55       (0.19) - 2.77
                                           2004       32  1.045 - 1.071      33        2.35         1.75 - 2.55         4.06 - 6.20
   Travelers Van Kampen Enterprise
      Subaccount                           2006       --  0.723 - 1.340      --        0.03         1.30 - 2.45         3.48 - 3.96
                                           2005    3,039  0.696 - 1.292   2,437        0.10         1.30 - 2.45         2.64 - 8.60
                                           2004    3,403  0.656 - 1.219   2,532        0.57         1.30 - 2.45       (0.70) - 2.48
                                           2003    3,359  0.641 - 1.193   2,350        0.17         1.30 - 2.45        9.33 - 27.94
                                           2002    3,316  0.519 - 0.828   1,776        0.73         1.30 - 2.05    (30.76) - (26.94)
Van Kampen Life Investment Trust
   Van Kampen LIT Comstock
      Subaccount (Class II)                2006    2,880  1.166 - 1.659   4,377        1.35         1.75 - 2.65       13.08 - 14.11
                                           2005    3,546  1.028 - 1.461   4,762        0.96         1.75 - 2.65         1.38 - 4.37
                                           2004    3,714  1.127 - 1.433   4,863        0.69         1.75 - 2.65       13.09 - 15.26
                                           2003    2,528  0.979 - 1.247   2,788        0.43         1.85 - 2.45        1.55 - 31.02
                                           2002      760  0.764 - 0.766     582          --         1.85 - 2.05      (15.55) - 0.79
   Van Kampen LIT Enterprise
      Subaccount (Class II)                2006       89  1.000 - 1.332     100        0.19         1.85 - 2.25         4.41 - 4.88
                                           2005      108  0.956 - 1.275     117        0.47         1.85 - 2.25         5.48 - 5.94
                                           2004       98  0.904 - 1.207      98        0.14         1.85 - 2.25         1.52 - 3.78
                                           2003       85  0.889 - 1.187      80        0.32         1.85 - 2.25        8.68 - 23.51
                                           2002       78          0.723      57          --                1.85               (8.25)
   Van Kampen LIT Strategic Growth
      Subaccount (Class I)                 2006    6,396  0.758 - 1.357   5,493          --         1.30 - 2.60         0.25 - 1.58
                                           2005    7,611  0.749 - 1.342   6,449        0.28         1.30 - 2.60         5.17 - 6.48
                                           2004    9,178  0.704 - 1.264   7,243          --         1.30 - 2.60         3.29 - 8.69
                                           2003    9,929  0.668 - 1.201   7,282          --         1.30 - 2.60        0.33 - 28.77
                                           2002    9,507  0.533 - 0.752   5,180        0.36         1.30 - 2.05    (33.86) - (33.37)
Variable Insurance Products Fund
   VIP Contrafund(R) Subaccount
      (Service Class 2)                    2006    2,449  1.231 - 1.745   4,081        1.00         1.75 - 2.65         8.55 - 9.45
                                           2005    2,472  1.130 - 1.600   3,766        0.13         1.75 - 2.65        4.14 - 14.63
                                           2004    2,401  1.226 - 1.401   3,177        0.18         1.75 - 2.65        7.19 - 13.02
                                           2003    1,349  1.087 - 1.243   1,569        0.16         1.85 - 2.45        3.50 - 31.99
                                           2002      389  0.865 - 0.867     337          --         1.85 - 2.05     (11.98) - (2.92)

5. FINANCIAL HIGHLIGHTS -- (Concluded)

                                          Year            Unit Value      Net    Investment(1)  Expense Ratio(2)  Total Return(3)
                                         Ended   Units     Lowest to     Assets      Income         Lowest to        Lowest to
                                         Dec 31  (000s)   Highest ($)   ($000s)    Ratio (%)       Highest (%)      Highest (%)
                                         ------  ------  -------------  -------  -------------  ----------------  ----------------
Variable Insurance Products Fund -- (Concluded)
VIP Contrafund(R)
   Subaccount (Service Class)             2006   10,236  1.234 - 1.789   16,769       1.11         1.30 - 2.60       8.72 - 10.16
                                          2005   10,191  1.132 - 1.630   15,252       0.18         1.30 - 2.60       8.43 - 15.40
                                          2004    8,691  1.154 - 1.419   11,222       0.24         1.30 - 2.60      12.38 - 13.83
                                          2003    7,290  1.017 - 1.254    8,223       0.26         1.30 - 2.60       4.59 - 34.23
                                          2002    4,210  0.804 - 0.995    3,538       0.73         1.30 - 2.05    (11.27) - (1.18)
VIP Dynamic Capital Appreciation
   Subaccount (Service Class 2)           2006      286  1.393 - 1.520      410       0.20         1.75 - 2.45       1.01 - 11.71
                                          2005      296  1.247 - 1.365      383         --         1.85 - 2.25      18.04 - 18.42
                                          2004      248  1.053 - 1.155      267         --         1.85 - 2.25     (6.02) - (0.57)
                                          2003      214  1.059 - 1.164      229         --         1.85 - 2.25      22.71 - 30.35
                                          2002      163          0.863      141       0.20                1.85              10.93
VIP Mid Cap Subaccount
   (Service Class 2)                      2006   10,253  1.546 - 2.107   20,351       0.18         1.30 - 2.65       4.45 - 10.91
                                          2005   10,977  1.410 - 1.907   19,746         --         1.30 - 2.65      14.52 - 20.23
                                          2004    9,909  1.226 - 1.643   15,358         --         1.30 - 2.65      18.09 - 23.08
                                          2003    6,041  1.155 - 1.341    7,600       0.08         1.30 - 2.45     (0.60) - 45.51
                                          2002      892  0.853 - 0.857      762         --         1.30 - 2.05     (15.12) - 0.94


(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the Subaccount invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005

                                      AIM V.I. Capital Appreciation       AIM V.I. Core Equity       AIM V.I. Mid Cap Core Equity
                                         Subaccount (Series II)          Subaccount (Series I)          Subaccount (Series II)
                                      -----------------------------   ----------------------------   ------------------------------
                                          2006            2005            2006            2005            2006            2005
                                      ------------   --------------   ------------   -------------   --------------   -------------
Accumulation and annuity units
   beginning of year ..............        240,879          164,606             --              --          255,024         222,467
Accumulation units purchased and
   transferred from other funding
   options ........................        241,026           94,693        882,228              --           17,929          38,727
Accumulation units redeemed and
   transferred to other funding
   options ........................        (23,015)         (18,420)      (147,870)             --          (10,282)         (6,170)
Annuity units .....................             --               --             --              --               --              --
                                      ------------   --------------   ------------   -------------   --------------   -------------
Accumulation and annuity units
   end of year ....................        458,890          240,879        734,358              --          262,671         255,024
                                      ============   ==============   ============   =============   ==============   =============

                                                                           AllianceBernstein               AllianceBernstein
                                            AIM V.I. Premier               Growth and Income                Large-Cap Growth
                                      Equity Subaccount (Series I)        Subaccount (Class B)            Subaccount (Class B)
                                      -----------------------------   ----------------------------   ------------------------------
                                           2006           2005            2006           2005             2006            2005
                                      ------------   --------------   ------------   -------------   --------------   -------------
Accumulation and annuity units
   beginning of year ..............      1,154,705        1,436,122      4,080,654       4,008,996        8,369,786       9,558,394
Accumulation units purchased and
   transferred from other funding
   options ........................            471            2,468        253,447         509,702          101,269         161,565
Accumulation units redeemed and
   transferred to other funding
   options ........................     (1,155,176)        (283,885)    (4,334,101)       (438,044)      (8,471,055)     (1,350,173)
Annuity units .....................             --               --             --              --               --              --
                                      ------------   --------------   ------------   -------------   --------------   -------------
Accumulation and annuity units
   end of year ....................             --        1,154,705             --       4,080,654               --       8,369,786
                                      ============   ==============   ============   =============   ==============   =============

                                             American Funds                  American Funds                 American Funds
                                              Global Growth                Growth Subaccount                Growth-Income
                                          Subaccount (Class 2)                  (Class2)                  Subaccount (Class 2)
                                      -----------------------------   ----------------------------   ------------------------------
                                           2006           2005            2006           2005             2006            2005
                                      ------------   --------------   ------------   -------------   --------------   -------------
Accumulation and annuity units
   beginning of year ..............     25,192,945       23,986,976     69,340,330      65,926,832       74,385,817      72,844,614
Accumulation units purchased and
   transferred from other funding
   options ........................      3,736,844        3,905,312      8,021,053       9,663,081        6,657,902       8,408,834
Accumulation units redeemed and
   transferred to other funding
   options ........................     (3,182,660)      (2,699,343)   (11,061,558)     (6,249,583)     (12,004,425)     (6,867,631)
Annuity units .....................             --               --             --              --               --              --
                                      ------------   --------------   ------------   -------------   --------------   -------------
Accumulation and annuity units
   end of year ....................     25,747,129       25,192,945     66,299,825      69,340,330       69,039,294      74,385,817
                                      ============   ==============   ============   =============   ==============   =============

                                                                      Credit Suisse Trust Emerging        Delaware VIP REIT
                                        Capital Appreciation Fund          Markets Subaccount        Subaccount (Standard Class)
                                      -----------------------------   ----------------------------   ------------------------------
                                           2006            2005            2006           2005            2006           2005
                                      ------------   --------------   ------------   -------------   --------------   -------------
Accumulation and annuity units
   beginning of year ..............        693,037          450,167         55,803         108,326        1,679,473       1,633,919
Accumulation units purchased and
   transferred from other funding
   options ........................        228,468          362,166            574             299          288,942         398,190
Accumulation units redeemed and
   transferred to other funding
   options ........................       (921,505)        (119,296)        (9,510)        (52,822)      (1,968,415)       (352,636)
Annuity units .....................             --               --             --              --               --              --
                                      ------------   --------------   ------------   -------------   --------------   -------------
Accumulation and annuity units
   end of year ....................             --          693,037         46,867          55,803               --       1,679,473
                                      ============   ==============   ============   =============   ==============   =============

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                            Dreyfus VIF                    FAMVS Mercury Global
                                        Dreyfus VIF Appreciation         Developing Leaders             Allocation V.I. Subaccount
                                       Subaccount (Initial Shares)   Subaccount (Initial Shares)               (Class III)
                                     ------------------------------  -------------------------------  -----------------------------
                                         2006             2005           2006             2005             2006            2005
                                     -------------    -------------  -------------   ---------------  --------------   ------------
Accumulation and annuity units
   beginning of year ..............        464,982          439,044      1,250,182         1,433,514       1,563,475      1,177,435
Accumulation units purchased and
   transferred from other funding
   options ........................         25,490           39,004         21,033            43,730          39,147        558,249
Accumulation units redeemed and
   transferred to other funding
   options ........................        (53,367)         (13,066)      (313,340)         (227,062)     (1,602,622)      (172,209)
Annuity units .....................             --               --             --                --              --            --
                                     -------------    -------------  -------------   ---------------  --------------   ------------
Accumulation and annuity units
   end of year ....................        437,105          464,982        957,875         1,250,182              --      1,563,475
                                     =============    =============  =============   ===============  ==============   ============

                                          FAMVS Mercury Value           FTVIPT Franklin Income            FTVIPT Franklin Rising
                                     Opportunities V.I. Subaccount       Securities Subaccount             Dividends Securities
                                              (Class III)                      (Class 2)                   Subaccount (Class 2)
                                     ------------------------------  -------------------------------  -----------------------------
                                         2006             2005           2006             2005             2006            2005
                                     -------------    -------------  -------------   ---------------  --------------   ------------
Accumulation and annuity units
   beginning of year ..............      2,118,747        1,200,814      1,130,035                --         912,332        385,550
Accumulation units purchased and
   transferred from other funding
   options ........................        444,157        1,101,168      3,176,358         1,254,503         101,075        545,143
Accumulation units redeemed and
   transferred to other funding
   options ........................     (2,562,904)        (183,235)    (1,456,978)         (124,468)       (172,409)       (18,361)
Annuity units .....................             --               --             --                --              --             --
                                     -------------    -------------  -------------   ---------------  --------------   ------------
Accumulation and annuity units
   end of year ....................             --        2,118,747      2,849,415         1,130,035         840,998        912,332
                                     =============    =============  =============   ===============  ==============   ============

                                       FTVIPT Franklin Small-Mid          FTVIPT Mutual Shares               FTVIPT Templeton
                                         Cap Growth Securities                Securities              Developing Markets Securities
                                         Subaccount (Class 2)            Subaccount (Class 2)              Subaccount (Class 2)
                                     ------------------------------  -------------------------------  -----------------------------
                                          2006            2005            2006            2005             2006            2005
                                     -------------    -------------  -------------   ---------------  --------------   ------------
Accumulation and annuity units
   beginning of year ..............      9,720,001       11,188,959     14,277,591        12,664,808       3,431,926      2,146,368
Accumulation units purchased and
   transferred from other funding
   options ........................        346,280          360,133        694,799         3,209,051       1,253,458      2,283,336
Accumulation units redeemed and
   transferred to other funding
   options ........................     (2,135,240)      (1,829,091)   (14,972,390)       (1,596,268)     (1,385,869)      (997,778)
Annuity units .....................             --               --             --                --              --             --
                                     -------------    -------------  -------------   ---------------  --------------   ------------
Accumulation and annuity units
   end of year ....................      7,931,041        9,720,001             --        14,277,591       3,299,515      3,431,926
                                     =============    =============  =============   ===============  ==============   ============

                                            FTVIPT Templeton
                                           Foreign Securities           FTVIPT Templeton Growth
                                          Subaccount (Class 2)       Securities Subaccount (Class 2)       High Yield Bond Trust
                                     ------------------------------  -------------------------------  -----------------------------
                                         2006              2005           2006            2005             2006            2005
                                     -------------    -------------  -------------   ---------------  --------------   ------------
Accumulation and annuity units
   beginning of year ..............     15,564,929       13,846,193      3,098,823         1,769,388         140,757         70,063
Accumulation units purchased and
   transferred from other funding
   options ........................      2,165,269        3,307,630        460,044         1,910,912          10,827        120,005
Accumulation units redeemed and
   transferred to other funding
   options ........................     (3,075,676)      (1,588,894)    (3,558,867)         (581,477)       (151,584)       (49,311)
Annuity units .....................             --               --             --                --              --             --
                                     -------------    -------------  -------------   ---------------  --------------   ------------
Accumulation and annuity units
   end of year ....................     14,654,522       15,564,929             --         3,098,823              --        140,757
                                     =============    =============  =============   ===============  ==============   ============

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                             Janus Aspen Global Life           Janus Aspen
                                                Janus Aspen Balanced          Sciences Subaccount           Global Technology
                                             Subaccount (Service Shares)        (Service Shares)       Subaccount (Service Shares)
                                             ---------------------------   -------------------------   ---------------------------
                                                 2006           2005          2006          2005           2006           2005
                                             ------------   ------------   -----------   -----------   ------------   ------------
Accumulation and annuity units beginning of
   year ...................................     1,138,065      1,146,859        44,081        45,781        103,306        187,152
Accumulation units purchased and
   transferred from other funding
   options ................................         1,269         55,474           822            62         17,279          7,776
Accumulation units redeemed and
   transferred to other funding options ...    (1,139,334)       (64,268)       (8,750)       (1,762)       (40,069)       (91,622)
Annuity units .............................            --             --            --            --             --             --
                                             ------------   ------------   -----------   -----------   ------------   ------------
Accumulation and annuity units end of
   year ...................................            --      1,138,065        36,153        44,081         80,516        103,306
                                             ============   ============   ===========   ===========   ============   ============

                                                  Janus Aspen Mid Cap        Janus Aspen Worldwide
                                                  Growth Subaccount            Growth Subaccount            Lazard Retirement
                                                  (Service Shares)              (Service Shares)           Small Cap Subaccount
                                             ---------------------------   -------------------------   ---------------------------
                                                 2006           2005          2006          2005           2006           2005
                                             ------------   ------------   -----------   -----------   ------------   ------------
Accumulation and annuity units beginning of
   year ...................................     4,870,827      5,338,180       223,930       252,544      2,128,656      1,916,700
Accumulation units purchased and
   transferred from other funding
   options ................................        63,578        149,197           114         9,232        321,162        546,880
Accumulation units redeemed and transferred
   to other funding options ...............      (678,774)      (616,550)      (78,598)      (37,846)    (2,449,818)      (334,924)
Annuity units .............................            --             --            --            --             --             --
                                             ------------   ------------   -----------   -----------   ------------   ------------
Accumulation and annuity units end of
   year ...................................     4,255,631      4,870,827       145,446       223,930             --      2,128,656
                                             ============   ============   ===========   ===========   ============   ============

                                               LMPIS Dividend Strategy      LMPIS Premier Selections     LMPVPV Small Cap Growth
                                                     Subaccount            All Cap Growth Subaccount    Opportunities Subaccount
                                             ---------------------------   -------------------------   ---------------------------
                                                 2006           2005          2006          2005           2006           2005
                                             ------------   ------------   -----------   -----------   ------------   ------------
Accumulation and annuity units beginning of
   year ...................................     2,153,588      2,494,262     2,458,758     2,572,662      5,039,373      3,912,673
Accumulation units purchased and
   transferred from other funding
   options ................................        55,759        139,228        80,457        48,854        229,244      2,110,981
Accumulation units redeemed and transferred
   to other funding options ...............      (491,603)      (479,902)     (308,074)     (162,758)    (3,317,952)      (984,086)
Annuity units .............................            --             --            --            --            535           (195)
                                             ------------   ------------   -----------   -----------   ------------   ------------
Accumulation and annuity units end of
   year ...................................     1,717,744      2,153,588     2,231,141     2,458,758      1,951,200      5,039,373
                                             ============   ============   ===========   ===========   ============   ============

                                                   LMPVPI All Cap                LMPVPI All Cap              LMPVPI Investors
                                                Subaccount (Class I)         Subaccount (Class II)        Subaccount (Class I)
                                             ---------------------------   -------------------------   ---------------------------
                                                 2006           2005          2006          2005           2006           2005
                                             ------------   ------------   -----------   -----------   ------------   ------------
Accumulation and annuity units beginning of
   year ...................................    11,737,699     14,832,978         1,716            --     10,080,697     11,119,172
Accumulation units purchased and
   transferred from other funding
   options ................................       250,670        499,674       130,378         1,716        225,790      1,529,271
Accumulation units redeemed and transferred
   to other funding options ...............    (2,573,119)    (3,594,953)      (28,316)           --     (3,318,165)    (2,567,746)
Annuity units .............................            --             --            --            --             --             --
                                             ------------   ------------   -----------   -----------   ------------   ------------
Accumulation and annuity units end of
   year ...................................     9,415,250     11,737,699       103,778         1,716      6,988,322     10,080,697
                                             ============   ============   ===========   ===========   ============   ============

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                LMPVPI Large Cap Growth       LMPVPI Small Cap Growth       LMPVPI Total Return
                                                  Subaccount (Class I)          Subaccount (Class I)       Subaccount (Class II)
                                             -----------------------------   -------------------------   -------------------------
                                                  2006           2005           2006           2005          2006          2005
                                             -------------   -------------   -----------   -----------   -----------   -----------
Accumulation and annuity units beginning of
   year ...................................        362,596         495,158     6,708,896     5,789,908        96,085        73,713
Accumulation units purchased and
   transferred from other funding
   options ................................        170,313          29,549       138,337     1,874,083       459,636        23,705
Accumulation units redeemed and transferred
   to other funding options ...............       (256,895)       (162,111)   (3,521,910)     (955,095)      (16,102)       (1,333)
Annuity units .............................             --              --            --            --            --            --
                                             -------------   -------------   -----------   -----------   -----------   -----------
Accumulation and annuity units end of
   year ...................................        276,014         362,596     3,325,323     6,708,896       539,619        96,085
                                             =============   =============   ===========   ===========   ===========   ===========

                                              LMPVPII Aggressive Growth      LMPVPII Aggressive Growth     LMPVPII Appreciation
                                                Subaccount (Class I)           Subaccount (Class II)             Subaccount
                                             -----------------------------   -------------------------   -------------------------
                                                  2006            2005           2006         2005           2006          2005
                                             -------------   -------------   -----------   -----------   -----------   -----------
Accumulation and annuity units beginning of
   year ...................................        581,192         536,628       599,983       510,375    26,702,030    28,234,182
Accumulation units purchased and
   transferred from other funding
   options ................................         80,208          75,058        48,509       112,930       343,868     1,222,360
Accumulation units redeemed and transferred
   to other funding options ...............       (132,271)        (30,494)      (90,159)      (23,322)   (4,379,098)   (2,754,512)
Annuity units .............................             --              --            --            --            --            --
                                             -------------   -------------   -----------   -----------   -----------   -----------
Accumulation and annuity units end of
   year ...................................        529,129         581,192       558,333       599,983    22,666,800    26,702,030
                                             =============   =============   ===========   ===========   ===========   ===========

                                             LMPVPII Diversified Strategic      LMPVPII Equity Index        LMPVPII Fundamental
                                                   Income Subaccount           Subaccount (Class II)         Value Subaccount
                                             -----------------------------   -------------------------   -------------------------
                                                  2006            2005          2006          2005           2006         2005
                                             -------------   -------------   -----------   -----------   -----------   -----------
Accumulation and annuity units beginning of
   year ...................................     12,590,804      14,277,808    12,248,241    13,983,227    32,160,880    34,836,264
Accumulation units purchased and
   transferred from other funding
   options ................................        111,944         884,787       168,987       745,178       903,758     1,801,166
Accumulation units redeemed and transferred
   to other funding options ...............     (2,596,950)     (2,571,791)   (1,555,679)   (2,480,164)   (6,720,236)   (4,476,550)
Annuity units .............................             --              --            --            --            --            --
                                             -------------   -------------   -----------   -----------   -----------   -----------
Accumulation and annuity units end of
   year ...................................    10,105,798       12,590,804    10,861,549    12,248,241    26,344,402    32,160,880
                                             =============   =============   ===========   ===========   ===========   ===========

                                               LMPVPII Growth and Income        LMPVPIII Adjustable         LMPVPIII Aggressive
                                                  Subaccount (Class I)         Rate Income Subaccount        Growth Subaccount
                                             -----------------------------   -------------------------   -------------------------
                                                  2006            2005          2006          2005           2006         2005
                                             -------------   -------------   -----------   -----------   -----------   -----------
Accumulation and annuity units beginning of
   year ...................................         68,256          69,345     5,123,927     4,938,906    48,566,231    50,711,147
Accumulation units purchased and
   transferred from other funding
   options ................................            948             995       602,746     1,994,282     2,333,025     4,245,245
Accumulation units redeemed and transferred
   to other funding options ...............        (24,843)         (2,084)   (1,662,093)   (1,809,261)   (9,139,282)   (6,389,878)
Annuity units .............................             --              --            --            --           777          (283)
                                             -------------   -------------   -----------   -----------   -----------   -----------
Accumulation and annuity units end of
   year ...................................         44,361          68,256     4,064,580     5,123,927    41,760,751    48,566,231
                                             =============   =============   ===========   ===========   ===========   ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                        LMPVPIII High Income           LMPVPIII International         LMPVPIII Large Cap Growth
                                             Subaccount               All Cap Growth Subaccount              Subaccount
                                    ----------------------------    ----------------------------    ----------------------------
                                        2006            2005            2006            2005            2006            2005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   beginning of year ............     18,520,226      21,163,525       3,460,887       3,638,527      22,842,147      25,638,749
Accumulation units purchased and
   transferred from other funding
   options ......................        906,174       2,287,594         133,752         321,449         534,244       1,304,982
Accumulation units redeemed and
   transferred to other funding
   options ......................     (4,888,355)     (4,930,893)       (898,194)       (499,089)     (4,504,254)     (4,101,584)
Annuity units ...................             --              --              --              --              --              --
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   end of year ..................     14,538,045      18,520,226       2,696,445       3,460,887      18,872,137      22,842,147
                                    ============    ============    ============    ============    ============    ============

                                      LMPVPIII Large Cap Value          LMPVPIII Mid Cap Core              LMPVPIII Money
                                             Subaccount                      Subaccount                   Market Subaccount
                                    ----------------------------    ----------------------------    ----------------------------
                                        2006            2005            2006            2005            2006            2005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   beginning of year ............      7,715,327       8,721,828      11,236,130      12,311,551      15,086,362      17,619,875
Accumulation units purchased and
   transferred from other funding
   options ......................         24,075          21,718         142,888         291,587      13,649,426      10,675,194
Accumulation units redeemed and
   transferred to other funding
   options ......................     (1,278,106)     (1,028,219)     (2,065,910)     (1,366,856)    (14,548,719)    (13,208,707)
Annuity units ...................             --              --             417            (152)             --              --
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   end of year ..................      6,461,296       7,715,327       9,313,525      11,236,130      14,187,069      15,086,362
                                    ============    ============    ============    ============    ============    ============

                                     LMPVPIV Multiple Discipline     LMPVPIV Multiple Discipline     LMPVPIV Multiple Discipline
                                         Subaccount-All Cap              Subaccount-Balanced              Subaccount-Global
                                          Growth and Value            All Cap Growth and Value        All Cap Growth and Value
                                    ----------------------------    ----------------------------    ----------------------------
                                        2006            2005            2006            2005            2006            2005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   beginning of year ............     80,427,810      86,830,720      64,578,208      69,906,009      16,335,057      15,077,342
Accumulation units purchased and
   transferred from other funding
   options ......................      1,109,241       6,423,279         707,776       5,639,764       1,542,745       3,514,028
Accumulation units redeemed and
   transferred to other funding
   options ......................    (19,621,370)    (12,826,189)    (16,119,231)    (10,967,565)     (3,060,886)     (2,256,313)
Annuity units ...................             --              --              --              --              --              --
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   end of year ..................     61,915,681      80,427,810      49,166,753      64,578,208      14,816,916      16,335,057
                                    ============    ============    ============    ============    ============    ============

                                     LMPVPIV Multiple Discipline       Lord Abbett Growth and           Lord Abbett Mid-Cap
                                        Subaccount-Large Cap              Income Subaccount               Value Subaccount
                                          Growth and Value                   (Class VC)                      (Class VC)
                                    ----------------------------    ----------------------------    ----------------------------
                                        2006            2005            2006            2005            2006            2005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   beginning of year ............      7,888,159       8,334,158       8,791,711       8,276,150      11,345,009       8,801,044
Accumulation units purchased and
   transferred from other funding
   options ......................        278,416         977,474         592,948       1,276,818         721,799       3,449,691
Accumulation units redeemed and
   transferred to other funding
   options ......................     (1,698,811)     (1,423,473)     (1,562,763)       (761,257)     (2,795,478)       (905,726)
Annuity units ...................             --              --              --              --              --              --
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   end of year ..................      6,467,764       7,888,159       7,821,896       8,791,711       9,271,330      11,345,009
                                    ============    ============    ============    ============    ============    ============

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                          MIST Batterymarch                MIST BlackRock
                                                                            Mid-Cap Stock                    High Yield
                                        Managed Assets Trust            Subaccount (Class A)            Subaccount (Class A)
                                    ----------------------------    ----------------------------    ----------------------------
                                        2006            2005            2006            2005            2006            2005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   beginning of year ............         98,263          13,189              --              --              --              --
Accumulation units purchased and
   transferred from other funding
   options ......................             --         176,669         889,169              --       1,588,772              --
Accumulation units redeemed and
   transferred to other funding
   options ......................        (98,263)        (91,595)       (107,323)             --        (378,821)             --
Annuity units ...................             --              --              --              --              --              --
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   end of year ..................             --          98,263         781,846              --        1,209,951             --
                                    ============    ============    ============    ============    ============    ============

                                      MIST BlackRock Large-Cap               MIST Dreman                     MIST Harris
                                           Core Subaccount                 Small-Cap Value              Oakmark International
                                              (Class A)                 Subaccount (Class A)            Subaccount (Class A)
                                    ----------------------------    ----------------------------    ----------------------------
                                        2006            2005            2006            2005            2006            2005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   beginning of year ............             --              --              --              --              --              --
Accumulation units purchased and
   transferred from other funding
   options ......................      2,952,893              --         429,520              --       5,346,138              --
Accumulation units redeemed and
   transferred to other funding
   options ......................       (288,951)             --         (75,010)             --        (484,168)             --
Annuity units ...................             --              --              --              --              --              --
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   end of year ..................      2,663,942              --         354,510              --       4,861,970              --
                                    ============    ============    ============    ============    ============    ============

                                         MIST Janus Capital           MIST Legg Mason Partners            MIST Lord Abbett
                                      Appreciation Subaccount              Managed Assets                  Bond Debenture
                                              (Class A)                 Subaccount (Class A)            Subaccount (Class A)
                                    ----------------------------    ----------------------------    ----------------------------
                                        2006            2005            2006            2005            2006            2005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   beginning of year ............             --              --              --              --              --              --
Accumulation units purchased and
   transferred from other funding
   options ......................        943,608              --          17,790              --       2,088,391              --
Accumulation units redeemed and
   transferred to other funding
   options ......................       (303,237)             --              --              --        (342,294)             --
Annuity units ...................             --              --              --              --              --              --
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   end of year ..................        640,371              --          17,790              --       1,746,097              --
                                    ============    ============    ============    ============    ============    ============

                                       MIST Lord Abbett Growth            MIST Lord Abbett              MIST Met/AIM Capital
                                        and Income Subaccount               Mid-Cap Value             Appreciation Subaccount
                                              (Class B)                 Subaccount (Class B)                  (Class A)
                                    ----------------------------    ----------------------------    ----------------------------
                                        2006            2005            2006            2005            2006            2005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   beginning of year ............             --              --              --              --              --              --
Accumulation units purchased and
   transferred from other funding
   options ......................     27,862,247              --         457,495              --       3,948,750              --
Accumulation units redeemed and
   transferred to other funding
   options ......................     (4,896,361)             --        (133,985)             --        (208,702)             --
Annuity units ...................             --              --              --              --              --              --
                                    ------------    ------------    ------------    ------------    ------------    ------------
Accumulation and annuity units
   end of year ..................     22,965,886              --         323,510              --       3,740,048              --
                                    ============    ============    ============    ============    ============    ============

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                MIST Met/AIM Small Cap                                         MIST Neuberger
                                                  Growth Subaccount             MIST MFS(R) Value            Berman Real Estate
                                                      (Class A)                Subaccount (Class A)         Subaccount (Class A)
                                              ---------------------------   -------------------------   ---------------------------
                                                  2006           2005          2006          2005            2006         2005
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   beginning of year .......................            --             --            --            --              --            --
Accumulation units purchased and
   transferred from other funding options ..       110,110             --     3,366,308            --       4,131,811            --
Accumulation units redeemed and
   transferred to other funding options ....       (26,647)            --      (577,956)           --        (567,712)           --
Annuity units ..............................            --             --            --            --              --            --
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   end of year .............................        83,463             --     2,788,352            --       3,564,099            --
                                              ============   ============   ===========   ===========   =============  ============

                                               MIST Oppenheimer Capital
                                                Appreciation Subaccount         MIST Pioneer Fund          MIST Pioneer Mid-Cap
                                                      (Class B)                Subaccount (Class A)     Value Subaccount (Class A)
                                              ---------------------------   -------------------------   ---------------------------
                                                  2006           2005          2006          2005            2006         2005
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   beginning of year .......................            --             --            --            --              --            --
Accumulation units purchased and
   transferred from other funding options ..       252,504             --     1,250,968            --         213,089            --
Accumulation units redeemed and
   transferred to other funding options ....       (22,916)            --      (196,329)           --         (70,610)           --
Annuity units ..............................            --             --            --            --              --            --
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   end of year .............................       229,588             --     1,054,639            --         142,479            --
                                              ============   ============   ===========   ===========   =============  ============

                                                MIST Pioneer Strategic         MIST Third Avenue         MSF BlackRock Aggressive
                                                   Income Subaccount            Small Cap Value              Growth Subaccount
                                                      (Class A)               Subaccount (Class B)               (Class D)
                                              ---------------------------   -------------------------   ---------------------------
                                                  2006           2005          2006          2005            2006         2005
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   beginning of year .......................            --             --            --            --              --            --
Accumulation units purchased and
   transferred from other funding options ..     3,597,687             --     7,421,938            --       6,116,668            --
Accumulation units redeemed and
   transferred to other funding options ....      (609,202)            --      (785,641)           --        (988,286)           --
Annuity units ..............................            --             --            --            --              --            --
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   end of year .............................     2,988,485             --     6,636,297            --       5,128,382            --
                                              ============   ============   ===========   ===========   =============  ============

                                                  MSF BlackRock Bond        MSF BlackRock Bond Income        MSF BlackRock Money
                                              Income Subaccount (Class A)      Subaccount (Class E)     Market Subaccount (Class A)
                                              ---------------------------   -------------------------   ---------------------------
                                                  2006           2005          2006          2005            2006         2005
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   beginning of year .......................            --             --            --            --              --            --
Accumulation units purchased and
   transferred from other funding options ..     2,558,521             --    14,663,843            --       4,704,469            --
Accumulation units redeemed and
   transferred to other funding options ....      (404,793)            --    (1,995,567)           --      (2,542,473)           --
Annuity units ..............................            --             --            --            --              --            --
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   end of year .............................     2,153,728             --    12,668,276            --       2,161,996            --
                                              ============   ============   ===========   ===========   =============  ============

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                               MSF Capital Guardian U.S.        MSF FI Large Cap            MSF FI Value Leaders
                                              Equity Subaccount (Class A)     Subaccount  (Class A)         Subaccount (Class D)
                                              ---------------------------   -------------------------   ---------------------------
                                                  2006           2005          2006          2005            2006         2005
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   beginning of year .......................            --             --            --            --              --            --
Accumulation units purchased and
   transferred from other funding options ..     2,891,578             --    15,462,611            --      11,675,080            --
Accumulation units redeemed and
   transferred to other funding options ....      (401,207)            --    (3,110,072)           --      (1,730,961)           --
Annuity units ..............................            --             --            --            --              --            --
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   end of year .............................     2,490,371             --    12,352,539            --       9,944,119            --
                                              ============   ============   ===========   ===========   =============  ============

                                                 MSF MetLife Aggressive           MSF MetLife           MSF MetLife Conservative to
                                                 Allocation Subaccount       Conservative Allocation       Moderate Allocation
                                                     (Class B)                Subaccount  (Class B)        Subaccount (Class B)
                                              ---------------------------   -------------------------   ---------------------------
                                                  2006           2005          2006          2005            2006         2005
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   beginning of year .......................            --             --            --            --              --            --
Accumulation units purchased and
   transferred from other funding options ..     1,028,800             --       406,752            --         909,821            --
Accumulation units redeemed and
   transferred to other funding options ....      (105,466)            --       (41,383)           --        (368,822)           --
Annuity units ..............................            --             --            --            --              --            --
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   end of year .............................       923,334             --       365,369            --         540,999            --
                                              ============   ============   ===========   ===========   =============  ============

                                                  MSF MetLife Moderate         MSF MetLife Moderate
                                                 Allocation Subaccount       to Aggressive Allocation     MSF MFS(R) Total Return
                                                      (Class B)                Subaccount  (Class B)         Subaccount (Class F)
                                              ---------------------------   -------------------------   ---------------------------
                                                  2006           2005          2006          2005            2006         2005
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   beginning of year .......................            --             --            --            --              --            --
Accumulation units purchased and
   transferred from other funding options ..     4,373,892             --     6,733,290            --      51,726,072            --
Accumulation units redeemed and
   transferred to other funding options ....      (470,717)            --      (630,685)           --      (7,816,743)           --
Annuity units ..............................            --             --            --            --              --            --
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   end of year .............................     3,903,175             --     6,102,605            --      43,909,329            --
                                              ============   ============   ===========   ===========   =============  ============

                                                 MSF Oppenheimer Global        MSF T. Rowe Price             MSF Western Asset
                                                   Equity Subaccount            Large Cap Growth        Management High Yield Bond
                                                      (Class B)              Subaccount  (Class B)          Subaccount (Class A)
                                              ---------------------------   -------------------------   ---------------------------
                                                  2006           2005          2006          2005            2006         2005
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   beginning of year .......................            --             --            --            --              --            --
Accumulation units purchased and
   transferred from other funding options ..     8,585,311             --     6,913,356            --         186,964            --
Accumulation units redeemed and
   transferred to other funding options ....      (984,580)            --      (625,471)           --          (6,061)           --
Annuity units ..............................            --             --            --            --              --            --
                                              ------------   ------------   -----------   -----------   -------------  ------------
Accumulation and annuity units
   end of year .............................     7,600,731             --     6,287,885            --         180,903            --
                                              ============   ============   ===========   ===========   =============  ============

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                 MSF Western Asset                                          Oppenheimer Capital
                                            Management U.S. Government                                  Appreciation Subaccount/VA
                                               Subaccount (Class A)          Money Market Portfolio          (Service Shares)
                                          -----------------------------   ---------------------------   --------------------------
                                              2006              2005          2006           2005           2006           2005
                                          ------------      -----------   ------------   ------------   -----------    -----------
Accumulation and annuity units
   beginning of year ..................             --               --      1,432,785      2,027,367       126,063        111,022
Accumulation units purchased and
   transferred from other funding
   options ............................         70,009               --        988,278      3,582,205         8,484         15,043
Accumulation units redeemed and
   transferred to other funding
   options ............................           (193)              --     (2,421,063)    (4,176,787)     (134,547)            (2)
Annuity units .........................             --               --             --             --            --             --
                                          ------------      -----------   ------------   ------------   -----------    -----------
Accumulation and annuity units
   end of year ........................         69,816               --             --      1,432,785            --        126,063
                                          ============      ===========   ============   ============   ===========    ===========

                                          Oppenheimer Global Securities          Oppenheimer               PIMCO VIT Real Return
                                                  Subaccount/VA                Main Street/VA                    Subaccount
                                                (Service Shares)          Subaccount (Service Shares)     (Administrative Class)
                                          -----------------------------   ---------------------------   --------------------------
                                              2006              2005          2006           2005           2006           2005
                                          ------------      -----------   ------------   ------------   -----------    -----------
Accumulation and annuity units
   beginning of year ..................        280,136          209,016         52,669          2,019    13,460,585     12,332,924
Accumulation units purchased and
   transferred from other funding
   options ............................         19,428           80,813            128         58,189     1,182,943      4,188,409
Accumulation units redeemed and
   transferred to other funding
   options ............................       (299,564)          (9,693)       (52,797)        (7,539)   (3,478,008)    (3,060,748)
Annuity units .........................             --               --             --             --            --             --
                                          ------------      -----------   ------------   ------------   -----------    -----------
Accumulation and annuity units
   end of year ........................             --          280,136             --         52,669    11,165,520     13,460,585
                                          ============      ===========   ============   ============   ===========    ===========

                                             PIMCO VIT Total Return
                                                    Subaccount              Pioneer America Income         Pioneer Balanced VCT
                                             (Administrative Class)        VCT Subaccount (Class II)       Subaccount (Class II)
                                          -----------------------------   ---------------------------   --------------------------
                                              2006              2005          2006           2005           2006           2005
                                          ------------      -----------   ------------   ------------   -----------    -----------
Accumulation and annuity units
   beginning of year ..................     57,303,394       59,889,236        263,041        217,634        89,490         63,370
Accumulation units purchased and
   transferred from other funding
   options ............................      3,849,251        8,574,182        100,182         99,148       376,698         26,680
Accumulation units redeemed and
   transferred to other funding
   options ............................    (12,710,247)     (11,160,024)       (84,520)       (53,741)     (466,188)          (560)
Annuity units .........................             --               --             --             --            --             --
                                          ------------      -----------   ------------   ------------   -----------    -----------
Accumulation and annuity units
   end of year ........................     48,442,398       57,303,394        278,703        263,041            --         89,490
                                          ============      ===========   ============   ============   ===========    ===========

                                              Pioneer Cullen Value         Pioneer Emerging Markets     Pioneer Equity Income VCT
                                            VCT Subaccount (Class II)      VCT Subaccount (Class II)       Subaccount (Class II)
                                          -----------------------------   ---------------------------   --------------------------
                                              2006              2005          2006           2005           2006           2005
                                          ------------      -----------   ------------   ------------   -----------    -----------
Accumulation and annuity units
   beginning of year ..................        130,141               --        108,156         79,633       699,835        560,361
Accumulation units purchased and
   transferred from other funding
   options ............................        100,152          130,141         20,466         47,755        41,800        219,174
Accumulation units redeemed and
   transferred to other funding
   options ............................            (29)              --        (22,973)       (19,232)     (119,559)       (79,700)
Annuity units .........................             --               --             --             --            --             --
                                          ------------      -----------   ------------   ------------   -----------    -----------
Accumulation and annuity units
   end of year ........................        230,264          130,141        105,649        108,156       622,076        699,835
                                          ============      ===========   ============   ============   ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                             Pioneer Europe VCT           Pioneer Fund VCT        Pioneer Global High Yield
                                            Subaccount (Class II)       Subaccount (Class II)     VCT Subaccount (Class II)
                                          -------------------------   -------------------------   -------------------------
                                             2006          2005           2006          2005         2006           2005
                                          -----------   -----------   -----------   -----------   -----------   -----------
Accumulation and annuity units
   beginning of year ..................        14,289        14,289       458,481       343,076        13,586            --
Accumulation units purchased and
   transferred from other funding
   options ............................         3,343            --        42,907       135,345       171,798        13,586
Accumulation units redeemed and
   transferred to other funding
   options ............................       (17,632)           --       (76,379)      (19,940)      (98,753)           --
Annuity units .........................            --            --            --            --            --            --
                                          -----------   -----------   -----------   -----------   -----------   -----------
Accumulation and annuity units
   end of year ........................            --        14,289       425,009       458,481        86,631        13,586
                                          ===========   ===========   ===========   ===========   ===========   ===========

                                            Pioneer Growth Shares         Pioneer High Yield      Pioneer Ibbotson Aggressive
                                               VCT Subaccount               VCT Subaccount         Allocation VCT Subaccount
                                                 (Class II)                   (Class II)                   (Class II)
                                          -------------------------   -------------------------   ---------------------------
                                              2006          2005          2006          2005          2006           2005
                                          -----------   -----------   -----------   -----------   ------------   ------------
Accumulation and annuity units
   beginning of year ..................        21,637        21,090       990,414       732,996         82,732             --
Accumulation units purchased and
   transferred from other funding
   options ............................        94,730           553       255,749       342,893        278,456         82,732
Accumulation units redeemed and
   transferred to other funding
   options ............................       (31,695)           (6)     (349,896)      (85,475)            (7)            --
Annuity units .........................            --            --            --            --             --             --
                                          -----------   -----------   -----------   -----------   ------------   ------------
Accumulation and annuity units
   end of year ........................        84,672        21,637       896,267       990,414        361,181         82,732
                                          ===========   ===========   ===========   ===========   ============   ============

                                           Pioneer Ibbotson Growth    Pioneer Ibbotson Moderate     Pioneer International
                                          Allocation VCT Subaccount   Allocation VCT Subaccount     Value VCT Subaccount
                                                  (Class II)                   (Class II)                 (Class II)
                                          -------------------------   -------------------------   -------------------------
                                              2006          2005          2006          2005          2006          2005
                                          -----------   -----------   -----------   -----------   -----------   -----------
Accumulation and annuity units
   beginning of year ..................        97,584            --       193,840            --        30,034        28,542
Accumulation units purchased and
   transferred from other funding
   options ............................     2,578,808        97,603     3,342,262       193,840        72,969         2,191
Accumulation units redeemed and
   transferred to other funding
   options ............................      (331,827)          (19)      (40,667)           --       (17,021)         (699)
Annuity units .........................            --            --            --            --            --            --
                                          -----------   -----------   -----------   -----------   -----------   -----------
Accumulation and annuity units
   end of year ........................     2,344,565        97,584     3,495,435       193,840        85,982        30,034
                                          ===========   ===========   ===========   ===========   ===========   ===========

                                            Pioneer Mid Cap Value      Pioneer Oak Ridge Large       Pioneer Real Estate
                                                VCT Subaccount              Cap Growth VCT          Shares VCT Subaccount
                                                  (Class II)            Subaccount (Class II)             (Class II)
                                          -------------------------   -------------------------   -------------------------
                                              2006          2005          2006          2005          2006          2005
                                          -----------   -----------   -----------   -----------   -----------   -----------
Accumulation and annuity units
   beginning of year ..................       304,435       113,894       357,197       177,139       134,497        53,615
Accumulation units purchased and
   transferred from other funding
   options ............................        32,506       214,552        96,281       185,837        36,248       104,714
Accumulation units redeemed and
   transferred to other funding
   options ............................       (84,601)      (24,011)     (105,998)       (5,779)      (19,941)      (23,832)
Annuity units .........................            --            --            --            --            --            --
                                          -----------   -----------   -----------   -----------   -----------   -----------
Accumulation and annuity units
   end of year ........................       252,340       304,435       347,480       357,197       150,804       134,497
                                          ===========   ===========   ===========   ===========   ===========   ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                 Pioneer Small and Mid Cap       Pioneer Small Cap            Pioneer Small
                                                   Growth VCT Subaccount       Value VCT Subaccount            Company VCT
                                                       (Class II)                   (Class II)            Subaccount (Class II)
                                                 -------------------------   ------------------------   ------------------------
                                                     2006          2005         2006          2005          2006         2005
                                                 ------------   ----------   ----------   -----------   -----------   ----------
Accumulation and annuity units
   beginning of year .........................         74,627       17,809      203,540        80,757        41,618       25,465
Accumulation units purchased and
   transferred from other funding options ....          1,503       57,576       76,850       126,414            --       16,158
Accumulation units redeemed and
   transferred to other funding options ......         (1,203)        (758)     (94,555)       (3,631)      (41,618)          (5)
Annuity units ................................             --           --           --            --            --           --
                                                 ------------   ----------   ----------   -----------   -----------   ----------
Accumulation and annuity units
   end of year ...............................         74,927       74,627      185,835       203,540            --       41,618
                                                 ============   ==========   ==========   ===========   ===========   ==========

                                                  Pioneer Strategic Income                                 Putnam VT Discovery
                                                        VCT Subaccount           Pioneer Value VCT          Growth Subaccount
                                                         (Class II)            Subaccount (Class II)            (Class IB)
                                                 -------------------------   ------------------------   ------------------------
                                                     2006          2005         2006         2005           2006         2005
                                                 ------------   ----------   ----------   -----------   -----------   ----------
Accumulation and annuity units
   beginning of year .........................        942,190      691,579      339,858       232,753       228,945      460,903
Accumulation units purchased and
   transferred from other funding options ....        518,227      387,139       32,597       126,814         2,764        2,056
Accumulation units redeemed and
   transferred to other funding options ......       (200,950)    (136,528)      (6,253)      (19,709)      (73,833)    (234,014)
Annuity units ................................             --           --           --            --            --           --
                                                 ------------   ----------   ----------   -----------   -----------   ----------
Accumulation and annuity units
   end of year ...............................      1,259,467      942,190      366,202       339,858       157,876      228,945
                                                 ============   ==========   ==========   ===========   ===========   ==========

                                                  Putnam VT International      Putnam VT Small Cap            Travelers AIM
                                                     Equity Subaccount           Value Subaccount          Capital Appreciation
                                                        (Class IB)                  (Class IB)                  Subaccount
                                                 -------------------------   ------------------------   ------------------------
                                                     2006          2005         2006          2005          2006         2005
                                                 ------------   ----------   ----------   -----------   -----------   ----------
Accumulation and annuity units
   beginning of year .........................      2,421,246    2,573,659    4,709,024     4,591,487     4,117,616    4,534,187
Accumulation units purchased and
   transferred from other funding options ....        594,968      136,024      261,250       911,732         7,504      140,292
Accumulation units redeemed and
   transferred to other funding options ......       (458,177)    (288,437)  (1,107,658)     (794,195)   (4,125,120)    (556,863)
Annuity units ................................             --           --           --            --            --           --
                                                 ------------   ----------   ----------   -----------   -----------   ----------
Accumulation and annuity units
   end of year ...............................      2,558,037    2,421,246    3,862,616     4,709,024            --    4,117,616
                                                 ============   ==========   ==========   ===========   ===========   ==========

                                                   Travelers Convertible       Travelers Disciplined     Travelers Equity Income
                                                   Securities Subaccount     Mid Cap Stock Subaccount          Subaccount
                                                 -------------------------   ------------------------   ------------------------
                                                     2006          2005         2006         2005           2006        2005
                                                 ------------   ----------   ----------   -----------   -----------   ----------
Accumulation and annuity units
   beginning of year .........................      2,126,081    4,238,657      896,496       878,079    12,057,777   12,701,788
Accumulation units purchased and
   transferred from other funding options ....         32,671    2,095,470          917        61,490       291,212    1,825,272
Accumulation units redeemed and
   transferred to other funding options ......     (2,158,752)  (4,208,046)    (897,413)      (43,073)  (12,348,989)  (2,469,283)
Annuity units ................................             --           --           --            --            --           --
                                                 ------------   ----------   ----------   -----------   -----------   ----------
Accumulation and annuity units
   end of year ...............................             --    2,126,081           --       896,496            --   12,057,777
                                                 ============   ==========   ==========   ===========   ===========   ==========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                    Travelers Federated           Travelers Federated        Travelers Large Cap
                                                   High Yield Subaccount            Stock Subaccount             Subaccount
                                               -----------------------------   -------------------------   ------------------------
                                                   2006             2005           2006          2005          2006         2005
                                               -------------   -------------   ------------   ----------   -----------   ----------
Accumulation and annuity units
   beginning of year .......................       2,004,539       2,133,939        150,721      130,768     7,100,269    7,325,132
Accumulation units purchased and
   transferred from other funding options ..          72,178         166,310          1,818       22,728       114,463      439,709
Accumulation units redeemed and
   transferred to other funding options ....      (2,076,717)       (295,710)      (152,539)      (2,775)   (7,214,732)    (664,572)
Annuity units ..............................              --              --             --           --            --           --
                                               -------------   -------------   ------------   ----------   -----------   ----------
Accumulation and annuity units
   end of year .............................              --       2,004,539             --      150,721            --    7,100,269
                                               =============   =============   ============   ==========   ===========   ==========

                                                     Travelers Managed             Travelers Managed           Travelers Managed
                                               Allocation Series: Aggressive       Allocation Series:          Allocation Series:
                                                         Subaccount             Conservative Subaccount       Moderate Subaccount
                                               -----------------------------   -------------------------   ------------------------
                                                    2006           2005            2006          2005          2006          2005
                                               -------------   -------------   ------------   ----------   -----------   ----------
Accumulation and annuity units
   beginning of year .......................         416,946              --        354,552           --     1,911,112           --
Accumulation units purchased and
   transferred from other funding options ..         247,150         465,256        410,433      505,117     1,146,450    1,913,129
Accumulation units redeemed and
   transferred to other funding options ....        (664,096)        (48,310)      (764,985)    (150,565)   (3,057,562)      (2,017)
Annuity units ..............................              --              --             --           --            --           --
                                               -------------   -------------   ------------   ----------   -----------   ----------
Accumulation and annuity units
   end of year .............................              --         416,946             --      354,552            --    1,911,112
                                               =============   =============   ============   ==========   ===========   ==========

                                                                                   Travelers Managed
                                                     Travelers Managed             Allocation Series:
                                                Allocation Series: Moderate-     Moderate-Conservative        Travelers Managed
                                                    Aggressive Subaccount              Subaccount              Income Subaccount
                                               -----------------------------   -------------------------   ------------------------
                                                    2006            2005           2006          2005          2006         2005
                                               -------------   -------------   ------------   ----------   -----------   ----------
Accumulation and annuity units
   beginning of year .......................       4,588,352              --         37,182           --    15,087,537   18,095,998
Accumulation units purchased and
   transferred from other funding options ..         635,802       4,696,920         28,259       37,249       305,589      691,581
Accumulation units redeemed and
   transferred to other funding options ....      (5,224,154)       (108,568)       (65,441)         (67)  (15,393,126)  (3,700,042)
Annuity units ..............................              --              --             --           --            --           --
                                               -------------   -------------   ------------   ----------   -----------   ----------
Accumulation and annuity units
   end of year .............................              --       4,588,352             --       37,182            --   15,087,537
                                               =============   =============   ============   ==========   ===========   ==========

                                                                                                                Travelers MFS(R)
                                                  Travelers Mercury Large       Travelers MFS(R) Mid Cap          Total Return
                                                    Cap Core Subaccount            Growth Subaccount               Subaccount
                                               -----------------------------   -------------------------   ------------------------
                                                   2006            2005            2006          2005          2006         2005
                                               -------------   -------------   ------------   ----------   -----------   ----------
Accumulation and annuity units
   beginning of year .......................       2,917,180       3,156,676      6,272,512    1,259,491    53,149,999   54,145,863
Accumulation units purchased and
   transferred from other funding options ..          59,134         188,840         97,776    5,677,708       513,428    5,074,769
Accumulation units redeemed and
   transferred to other funding options ....      (2,976,314)       (428,336)    (6,370,288)    (664,687)  (53,663,427)  (6,070,633)
Annuity units ..............................              --              --             --           --            --           --
                                               -------------   -------------   ------------   ----------   -----------   ----------
Accumulation and annuity units
   end of year .............................              --       2,917,180             --    6,272,512            --   53,149,999
                                               =============   =============   ============   ==========   ===========   ==========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                                Travelers Mondrian
                                                  Travelers MFS(R) Value        International Stock       Travelers Pioneer Fund
                                                        Subaccount                  Subaccount                  Subaccount
                                                 ------------------------    ------------------------    ------------------------
                                                    2006          2005          2006          2005          2006          2005
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Accumulation and annuity units
   beginning of year .........................    1,959,455       207,836     4,679,830     3,759,211     1,139,961     1,006,160
Accumulation units purchased and
   transferred from other funding options ....      435,718     2,094,541       184,630     1,199,282        56,955       257,793
Accumulation units redeemed and
   transferred to other funding options ......   (2,395,173)     (342,922)   (4,864,460)     (278,663)   (1,196,916)     (123,992)
Annuity units ................................           --            --            --            --            --            --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Accumulation and annuity units
   end of year ...............................           --     1,959,455            --     4,679,830            --     1,139,961
                                                 ==========    ==========    ==========    ==========    ==========    ==========

                                                    Travelers Pioneer           Travelers Pioneer
                                                      Mid Cap Value              Strategic Income           Travelers Quality
                                                        Subaccount                  Subaccount               Bond Subaccount
                                                 ------------------------    ------------------------    ------------------------
                                                    2006          2005          2006          2005          2006          2005
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Accumulation and annuity units
   beginning of year .........................       74,696            --     1,667,699       259,559     2,124,820     2,697,553
Accumulation units purchased and
   transferred from other funding options ....       64,363        74,737       532,003     1,823,180       124,407       187,537
Accumulation units redeemed and
   transferred to other funding options ......     (139,059)          (41)   (2,199,702)     (415,040)   (2,249,227)     (760,270)
Annuity units ................................           --            --            --            --            --            --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Accumulation and annuity units
   end of year ...............................           --        74,696            --     1,667,699            --     2,124,820
                                                 ==========    ==========    ==========    ==========    ==========    ==========

                                                                              Travelers Style Focus       Travelers Style Focus
                                                    Travelers Strategic          Series: Small Cap       Series: Small Cap Value
                                                     Equity Subaccount           Growth Subaccount             Subaccount
                                                 ------------------------    ------------------------    ------------------------
                                                    2006          2005          2006          2005          2006          2005
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Accumulation and annuity units
   beginning of year .........................    9,470,394    10,789,685        31,673            --        28,848            --
Accumulation units purchased and
   transferred from other funding options ....       45,023        41,872        12,060        32,309        46,399        28,849
Accumulation units redeemed and
   transferred to other funding options ......   (9,515,417)   (1,361,163)      (43,733)         (636)      (75,247)           (1)
Annuity units ................................           --            --            --            --            --            --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Accumulation and annuity units
   end of year ...............................           --     9,470,394            --        31,673            --        28,848
                                                 ==========    ==========    ==========    ==========    ==========    ==========

                                                Travelers U.S. Government      Travelers Van Kampen      Van Kampen LIT Comstock
                                                  Securities Subaccount        Enterprise Subaccount       Subaccount (Class II)
                                                -------------------------    ------------------------    ------------------------
                                                    2006          2005          2006          2005          2006          2005
                                                -----------    ----------    ----------    ----------    ----------    ----------
Accumulation and annuity units
   beginning of year .........................       63,981        31,868     3,039,164     3,402,551     3,546,128     3,713,722
Accumulation units purchased and
   transferred from other funding options ....        5,793        40,254         2,787       105,305       101,138       495,491
Accumulation units redeemed and
   transferred to other funding options ......      (69,774)       (8,141)   (3,041,951)     (468,692)     (767,349)     (663,085)
Annuity units ................................           --            --            --            --            --            --
                                                -----------    ----------    ----------    ----------    ----------    ----------
Accumulation and annuity units
   end of year ...............................           --        63,981            --     3,039,164     2,879,917     3,546,128
                                                ===========    ==========    ==========    ==========    ==========    ==========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Concluded)

                                                 Van Kampen               Van Kampen LIT            VIP Contrafund(R)
                                               LIT Enterprise            Strategic Growth              Subaccount
                                            Subaccount (Class II)      Subaccount (Class I)         (Service Class 2)

                                          ------------------------- -------------------------  -------------------------
                                             2006          2005         2006          2005         2006         2005
                                          -----------  ------------ ------------ ------------  ------------ ------------
Accumulation and annuity units
  beginning of year ......................    108,325        97,877    7,611,302    9,178,326     2,472,196   2,401,225
Accumulation units purchased and
  transferred from other funding options..      1,613        10,532       50,548       87,895       423,939     525,833
Accumulation units redeemed and
  transferred to other funding options ...    (21,392)          (84)  (1,266,225)  (1,654,919)     (447,064)   (454,862)
Annuity units ............................         --            --           --           --            --          --
                                          -----------  ------------ ------------ ------------  ------------ -----------
Accumulation and annuity units
  end of year ............................     88,546       108,325    6,395,625    7,611,302     2,449,071   2,472,196
                                          ===========  ============ ============ ============  ============ ===========

                                              VIP Contrafund(R)          VIP Dynamic Capital          VIP Mid Cap
                                                 Subaccount           Appreciation Subaccount          Subaccount
                                               (Service Class)           (Service Class 2)          (Service Class 2)
                                          -----------  ------------ ------------ ------------  ------------ ------------
                                             2006          2005         2006          2005         2006         2005
                                          -----------  ------------ ------------ ------------  ------------ ------------
Accumulation and annuity units
  beginning of year ...................... 10,190,628     8,691,095      295,842      247,818    10,976,841   9,909,300
Accumulation units purchased and
  transferred from other funding options..  2,637,288     2,595,749      118,929       75,768     1,730,961   3,244,196
Accumulation units redeemed and
  transferred to other funding options ... (2,591,688)   (1,096,216)    (128,979)     (27,744)   (2,455,044) (2,176,655)
Annuity units ............................         --            --           --           --            --          --
                                          -----------  ------------ ------------ ------------  ------------ -----------
Accumulation and annuity units
  end of year ............................ 10,236,228    10,190,628      285,792      295,842    10,252,758  10,976,841
                                          ===========  ============ ============ ============  ============ ===========

                  NOTES TO FINANCIAL STATEMENTS -- (Concluded)

7. SUBSEQUENT EVENT

On December 7, 2007, the Company merged with and into MetLife Insurance Company of Connecticut ("MICC"). Upon consummation of the merger, the Company's separate corporate existence ceased by operation of law, and MICC assumed legal ownership of all the assets of the Company, including the Separate Account and its assets. As a result of the merger, MICC also has become responsible for all of the Company's liabilities and obligations, including those created under Contracts initially issued by the Company and outstanding on the date of the merger. Such Contracts have thereby become variable annuity contracts funded by a Separate Account of MICC, and each owner thereof has become a contractholder of MICC.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As described in Notes 1 and 3 to the consolidated financials statements, on October 11, 2006, MetLife Connecticut entered into a Transfer Agreement with MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA.


/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
March 30, 2007

(October 30, 2007 as to Note 20)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                   2006       2005
                                                                 --------   --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $48,406 and $53,231,
     respectively).............................................  $ 47,846   $ 52,589
  Trading securities, at fair value (cost: $0 and $457,
     respectively).............................................        --        452
  Equity securities available-for-sale, at estimated fair value
     (cost: $777 and $424, respectively).......................       795        421
  Mortgage and consumer loans..................................     3,595      2,543
  Policy loans.................................................       918        916
  Real estate and real estate joint ventures held-for-
     investment................................................       173         91
  Real estate held-for-sale....................................         7          5
  Other limited partnership interests..........................     1,082      1,252
  Short-term investments.......................................       777      1,769
  Other invested assets........................................     1,241      1,057
                                                                 --------   --------
     Total investments.........................................    56,434     61,095
Cash and cash equivalents......................................       649        571
Accrued investment income......................................       597        602
Premiums and other receivables.................................     8,410      7,008
Deferred policy acquisition costs and value of business
  acquired.....................................................     5,111      4,914
Current income tax recoverable.................................        94         48
Deferred income tax assets.....................................     1,007      1,120
Goodwill.......................................................       953        924
Other assets...................................................       765        442
Separate account assets........................................    50,067     44,524
                                                                 --------   --------
     Total assets..............................................  $124,087   $121,248
                                                                 ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Future policy benefits.......................................  $ 19,654   $ 18,344
  Policyholder account balances................................    35,099     37,840
  Other policyholder funds.....................................     1,513      1,293
  Long-term debt -- affiliated.................................       435        435
  Payables for collateral under securities loaned and other
     transactions..............................................     9,155      9,737
  Other liabilities............................................       749      1,642
  Separate account liabilities.................................    50,067     44,524
                                                                 --------   --------
     Total liabilities.........................................   116,672    113,815
                                                                 --------   --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
Stockholders' Equity:
  Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and outstanding at
     December 31, 2006 and 2005................................        86         86
  Additional paid-in capital...................................     7,123      7,180
  Retained earnings............................................       520        581
  Accumulated other comprehensive income (loss)................      (314)      (414)
                                                                 --------   --------
     Total stockholders' equity................................     7,415      7,433
                                                                 --------   --------
     Total liabilities and stockholders' equity................  $124,087   $121,248
                                                                 ========   ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                              2006     2005    2004
                                                             ------   ------   ----
REVENUES
Premiums...................................................  $  308   $  281   $  9
Universal life and investment-type product policy fees.....   1,268      862    159
Net investment income......................................   2,839    1,438    207
Other revenues.............................................     212      132     26
Net investment gains (losses)..............................    (521)    (198)    (9)
                                                             ------   ------   ----
  Total revenues...........................................   4,106    2,515    392
                                                             ------   ------   ----
EXPENSES
Policyholder benefits and claims...........................     792      570     18
Interest credited to policyholder account balances.........   1,316      720    153
Other expenses.............................................   1,173      678    179
                                                             ------   ------   ----
  Total expenses...........................................   3,281    1,968    350
                                                             ------   ------   ----
Income before provision for income tax.....................     825      547     42
Provision for income tax...................................     228      156     17
                                                             ------   ------   ----
Income before cumulative effect of a change in accounting,
  net of income tax........................................     597      391     25
Cumulative effect of a change in accounting, net of income
  tax......................................................      --       --      2
                                                             ------   ------   ----
Net income.................................................  $  597   $  391   $ 27
                                                             ======   ======   ====




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                               ACCUMULATED OTHER
                                                                          COMPREHENSIVE INCOME (LOSS)
                                                                          ---------------------------
                                                                                NET         FOREIGN
                                                    ADDITIONAL              UNREALIZED      CURRENCY
                                            COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION
                                             STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)   ADJUSTMENT   TOTAL
                                            ------  ----------  --------  --------------  -----------  ------
BALANCE AT JANUARY 1, 2004 (NOTE 3).......    $11     $  171      $ 163        $  32          $--      $  377
Capital contribution from MetLife
  Investors Group, Inc. ..................               300                                              300
Comprehensive income (loss):
  Net income..............................                           27                                    27
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (2)                      (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                 (2)
                                                                                                       ------
  Comprehensive income (loss).............                                                                 25
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2004..............     11        471        190           30           --         702
MetLife Insurance Company of Connecticut's
  common stock purchased by MetLife, Inc.
  (Notes 2 and 3).........................     75      6,709                                            6,784
Comprehensive income (loss):
  Net income..............................                          391                                   391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (1)                      (1)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                      (445)                    (445)
     Foreign currency translation
       adjustments........................                                                      2           2
                                                                                                       ------
     Other comprehensive income (loss)....                                                               (444)
                                                                                                       ------
  Comprehensive income (loss).............                                                                (53)
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2005..............     86      7,180        581         (416)           2       7,433
Revisions of purchase price pushed down to
  MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2)......................................                40                                               40
Dividend paid to MetLife, Inc. ...........              (259)      (658)                                 (917)
Capital contribution of intangible assets
  from MetLife,  Inc., net of income tax
  (Notes 8 and 14)........................               162                                              162
Comprehensive income (loss):
  Net income..............................                          597                                   597
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (5)                      (5)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                       107                      107
     Foreign currency translation
       adjustments, net of  income tax....                                                     (2)         (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                100
                                                                                                       ------
  Comprehensive income (loss).............                                                                697
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2006..............    $86     $7,123      $ 520        $(314)         $--      $7,415
                                              ===     ======      =====        =====          ===      ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                   2006       2005       2004
                                                                 --------   --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income....................................................   $    597   $    391   $    27
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization expenses...................          6          4        --
     Amortization of premiums and accretion of discounts
       associated with investments, net.......................         74        112        21
     (Gains) losses from sales of investments and businesses,
       net....................................................        521        198         9
     Equity earnings of real estate joint ventures and other
       limited partnership interests..........................        (83)       (19)       --
     Interest credited to policyholder account balances.......      1,316        720       153
     Universal life and investment-type product policy fees...     (1,268)      (862)     (159)
     Change in accrued investment income......................          2        (68)       --
     Change in premiums and other receivables.................       (509)      (415)   (1,108)
     Change in deferred policy acquisition costs, net.........       (234)      (211)     (165)
     Change in insurance-related liabilities..................        234        812        17
     Change in trading securities.............................        (43)       103        --
     Change in income tax payable.............................        156        298        --
     Change in income tax recoverable.........................         --         --       (29)
     Change in other assets...................................        586        574       140
     Change in other liabilities..............................       (351)      (876)     (106)
     Other, net...............................................         --          2        --
                                                                 --------   --------   -------
Net cash provided by (used in) operating activities...........      1,004        763    (1,200)
                                                                 --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities................................     27,706     24,008     1,521
     Equity securities........................................        218        221         2
     Mortgage and consumer loans..............................      1,034        748        72
     Real estate and real estate joint ventures...............        126         65        --
     Other limited partnership interests......................        762        173        --
  Purchases of:
     Fixed maturity securities................................    (23,840)   (32,850)   (1,482)
     Equity securities........................................       (109)        --        --
     Mortgage and consumer loans..............................     (2,092)      (500)      (42)
     Real estate and real estate joint ventures...............        (56)       (13)       --
     Other limited partnership interests......................       (343)      (330)       --
  Net change in policy loans..................................         (2)         3        --
  Net change in short-term investments........................        991        599         7
  Net change in other invested assets.........................       (316)       233         1
  Other, net..................................................          1          3        --
                                                                 --------   --------   -------
Net cash provided by (used in) investing activities...........      4,080     (7,640)       79
                                                                 --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.................................................      8,185     11,230     4,541
     Withdrawals..............................................    (11,637)   (12,369)   (3,898)
  Net change in payables for collateral under securities
     loaned and other transactions............................       (582)     7,675       122
  Long-term debt issued.......................................         --        400        --
  Dividends on common stock...................................       (917)        --        --
  Capital contribution from MetLife Investors Group, Inc. ....         --         --       300
  Contribution of MetLife Insurance Company of Connecticut
     from MetLife, Inc., net of cash received  of $0, $443 and
     $0, respectively.........................................         --        443        --
  Other, net..................................................        (55)       (75)       --
                                                                 --------   --------   -------
Net cash (used in) provided by financing activities...........     (5,006)     7,304     1,065
                                                                 --------   --------   -------
Change in cash and cash equivalents...........................         78        427       (56)
Cash and cash equivalents, beginning of year..................        571        144       200
                                                                 --------   --------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR........................   $    649   $    571   $   144
                                                                 ========   ========   =======

Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest.................................................   $     31   $     18   $     2
                                                                 ========   ========   =======
     Income tax...............................................   $     81   $     87   $    (2)
                                                                 ========   ========   =======
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of Connecticut
       acquired by MetLife, Inc. and contributed to MLI-USA
       net of cash received of $443 million...................   $     --   $  6,341   $    --
                                                                 ========   ========   =======
     Contribution of other intangible assets, net of deferred
       income tax.............................................   $    162   $     --   $    --
                                                                 ========   ========   =======
     Contribution of goodwill from MetLife, Inc. .............   $     29   $     --   $    --
                                                                 ========   ========   =======




--------
See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MLI-USA.
See Note 19 for non-cash reinsurance transactions.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC", formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Connecticut. See Note 3.

     On February 14, 2006, a Certificate of Amendment was filed with the State of Connecticut Office of the Secretary of the State changing the name of The Travelers Insurance Company to MetLife Insurance Company of Connecticut, effective May 1, 2006.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $43 million and $180 million at December 31, 2006 and 2005, respectively. At December 31, 2005, the Company was the majority owner of Tribeca Citigroup Investments Ltd. ("Tribeca") and consolidated the fund within its consolidated financial statements. During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated. See Note 4 for further information.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2006 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

(i) the fair value of investments in the absence of quoted market values;
(ii)     investment impairments;
(iii)    the recognition of income on certain investments;
(iv) the application of the consolidation rules to certain investments;
(v)      the fair value of and accounting for derivatives;
(vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");
(vii)    the measurement of goodwill and related impairment, if any;
(viii)   the liability for future policyholder benefits;
(ix) accounting for income taxes and the valuation of deferred income tax assets;
(x)      accounting for reinsurance transactions; and
(xi)     the liability for litigation and regulatory matters.


     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at fair value with subsequent changes in fair value recognized in net investment income. Related dividends and investment income are also included in net investment income. Beginning in the second quarter of 2006, the Company no longer holds a trading securities portfolio. (See also Note
     4)

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and limited partnerships for impairments. For its cost method investments, it follows an impairment analysis which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described above by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The use of different methodologies and assumptions as to the timing and amount of impairments, recognition of income and the determination of the fair value of investments may have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is a risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended, changes in the fair value of the derivative are reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments and measurement of hedge effectiveness are also subject to interpretation and estimation, and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $52 million and $2 million at December 31, 2006 and 2005, respectively. Accumulated amortization was $3 million at December 31, 2006 and the computer software was fully amortized at December 31, 2005. Related amortization expense was $3 million and $1 million for the years ended December 31, 2006 and 2005, respectively. There was no amortization expense for the year ended December 31, 2004.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC related to internally replaced contracts are generally expensed at the date of replacement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple and a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 4% to 7%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 3% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rate used in establishing such liabilities is 4%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rate used in establishing such liabilities is 4%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     - Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances ("PAB") for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     - The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     PABs relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 0.5% to 12%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of amounts assessed against PABs for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related PABs.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     The Company and its includable life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended ("Code"). Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Prior to the transfer of MLI-USA to MetLife Connecticut, MLI-USA joined MetLife's includable affiliates in filing a federal income tax return. MLI-USA joined MetLife Connecticut's includable affiliates as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     For U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred income tax asset established for the taxable difference from the book basis.

     The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

    (i) future taxable income exclusive of reversing temporary differences and carryforwards;
    (ii)    future reversals of existing taxable temporary differences;
    (iii)   taxable income in prior carryback years; and
    (iv)    tax planning strategies.


     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities or when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax legislation could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract as a deposit, net of related expenses. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenue or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenue or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("Metropolitan Life"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from Metropolitan Life.

  Foreign Currency

     Balance sheet accounts are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

      (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;
      (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
      (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
      (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.


     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other Pronouncements

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts ("SOP 03-1"), as interpreted by a Technical Practice Aid ("TPA"), issued by the American Institute of Certified Public Accountants ("AICPA") and FSP No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1"). SOP 03-1 provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased the liability for future policyholder benefits for changes in the methodology relating to various guaranteed death and annuitization benefits and for determining liabilities for certain universal life insurance contracts by $2 million, which was reported as a cumulative effect of a change in accounting. This amount is net of corresponding changes in DAC, including unearned revenue liability, under certain variable annuity and life contracts and income tax. The application of SOP 03-1 increased the Company's 2004 net income by $3 million, including the cumulative effect of the adoption.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits all entities the option to measure most financial instruments and certain

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating which eligible financial instruments, if any, it will elect to account for at fair value under SFAS 159 and the related impact on the Company's consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of:
(i) block discounts of financial instruments; and (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133 which is to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements. Implementation of SFAS 157 will require additional disclosures in the Company's consolidated financial statements.

     In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based upon the Company's evaluation work completed to date, the Company expects to recognize a reduction to the January 1, 2007 balance of retained earnings of less than $1 million.

     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 will be applied prospectively and is effective for fiscal years beginning after September 15, 2006. The Company does not expect SFAS 156 to have a material impact on the Company's consolidated financial statements.

     In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. It is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

     In addition, in February 2007, related TPAs were issued by the AICPA to provide further clarification of SOP 05-1. The TPAs are effective concurrently with the adoption of the SOP. Based on the Company's interpretation of SOP 05-1 and related TPAs, the adoption of SOP 05-1 will result in a reduction to DAC and VOBA relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. The Company estimates that the adoption of SOP 05-1 as of January 1, 2007 will result in a cumulative effect adjustment of between $75 million and $95 million, net of income tax, which will be recorded as a reduction

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


to retained earnings. In addition, the Company estimates that accelerated DAC and VOBA amortization will reduce 2007 net income by approximately $5 million to $15 million, net of income tax.

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Connecticut became a subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition. The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Connecticut be identified and measured at their fair value as of the acquisition date.

     Final Purchase Price Allocation and Goodwill

     The purchase price paid by MetLife has been allocated to the assets acquired and liabilities assumed using management's best estimate of their fair values as of the Acquisition Date. The computation of the purchase price and the allocation of the purchase price to the net assets acquired based upon their respective fair values as of July 1, 2005, and the resulting goodwill, as revised, are presented below.

     Based upon MetLife's method of allocating the purchase price to the entities acquired, the purchase price attributed to MetLife Connecticut increased by $40 million. The increase in purchase price was a result of additional consideration paid in 2006 by MetLife to Citigroup of $115 million and an increase in transaction costs of $3 million, offset by a $4 million reduction in restructuring costs for a total purchase price increase of $114 million.

     The allocation of purchase price was updated as a result of the additional purchase price attributed to MetLife Connecticut of $40 million, an increase of $15 million in the value of the future policy benefit liabilities and other policyholder funds resulting from the finalization of the evaluation of the Travelers underwriting criteria, an increase in securities of $24 million resulting from the finalization of the determination of the fair value of such securities, an increase in other liabilities of $2 million due to the receipt of additional information, all resulting in a net impact of the aforementioned adjustments increasing deferred income tax assets by $4 million. Goodwill increased by $29 million as a consequence of such revisions to the purchase price and the purchase price allocation.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                      AS OF JULY 1, 2005
                                                                      ------------------
                                                                         (IN MILLIONS)
TOTAL PURCHASE PRICE PAID BY METLIFE.......................                 $12,084
  Purchase price attributed to other affiliates............                   5,260
                                                                            -------
  Purchase price attributed to MetLife Connecticut.........                   6,824
NET ASSETS OF METLIFE CONNECTICUT ACQUIRED PRIOR TO
  PURCHASE ACCOUNTING ADJUSTMENTS..........................  $8,207
ADJUSTMENTS TO REFLECT ASSETS ACQUIRED AT FAIR VALUE:
  Fixed maturity securities available-for-sale.............      (2)
  Mortgage loans on real estate............................      72
  Real estate and real estate joint ventures held-for-
     investment............................................      39
  Other limited partnership interests......................      48
  Other invested assets....................................     (36)
  Premiums and other receivables...........................   1,001
  Elimination of historical deferred policy acquisition
     costs.................................................  (3,052)
  Value of business acquired...............................   3,490
  Value of distribution agreements and customer
     relationships acquired................................      73
  Net deferred income tax asset............................   1,751
  Elimination of historical goodwill.......................    (196)
  Other assets.............................................     (11)
ADJUSTMENTS TO REFLECT LIABILITIES ASSUMED AT FAIR VALUE:
  Future policy benefits...................................  (3,766)
  Policyholder account balances............................  (1,870)
  Other liabilities........................................     191
                                                             ------
NET FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED..                   5,939
                                                                            -------
GOODWILL RESULTING FROM THE ACQUISITION ATTRIBUTED TO
  METLIFE CONNECTICUT......................................                 $   885
                                                                            =======



     Goodwill resulting from the Acquisition has been allocated to the Company's segments, as well as Corporate & Other, as follows:

                                                                        AS OF JULY 1, 2005
                                                                        ------------------
                                                                           (IN MILLIONS)
Institutional....................................................              $312
Individual.......................................................               163
Corporate & Other................................................               410
                                                                               ----
  TOTAL..........................................................              $885
                                                                               ====



     The entire amount of goodwill is expected to be deductible for income tax purposes.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CONDENSED STATEMENT OF NET ASSETS ACQUIRED

     The condensed statement of net assets acquired reflects the fair value of MetLife Connecticut's net assets as follows:

                                                                   AS OF JULY 1, 2005
                                                                   ------------------
                                                                      (IN MILLIONS)
ASSETS
  Fixed maturity securities available-for-sale...................        $41,210
  Trading securities.............................................            555
  Equity securities available-for-sale...........................            641
  Mortgage loans on real estate..................................          2,363
  Policy loans...................................................            884
  Real estate and real estate joint ventures held-for-
     investment..................................................            126
  Other limited partnership interests............................          1,120
  Short-term investments.........................................          2,225
  Other invested assets..........................................          1,205
                                                                         -------
     Total investments...........................................         50,329
  Cash and cash equivalents......................................            443
  Accrued investment income......................................            494
  Premiums and other receivables.................................          4,688
  Value of business acquired.....................................          3,490
  Goodwill.......................................................            885
  Other intangible assets........................................             73
  Deferred income tax asset......................................          1,178
  Other assets...................................................            730
  Separate account assets........................................         30,427
                                                                         -------
     Total assets acquired.......................................         92,737
                                                                         -------

LIABILITIES:
  Future policy benefits.........................................         17,565
  Policyholder account balances..................................         34,251
  Other policyholder funds.......................................            115
  Current income tax.............................................             36
  Other liabilities..............................................          3,519
  Separate account liabilities...................................         30,427
                                                                         -------
     Total liabilities assumed...................................         85,913
                                                                         -------
     Net assets acquired.........................................        $ 6,824
                                                                         =======



  Other Intangible Assets

     VOBA reflects the estimated fair value of in-force contracts acquired and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in-force at the Acquisition Date. VOBA is based on actuarially determined projections, by each block of

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. If estimated gross profits or premiums differ from expectations, the amortization of VOBA is adjusted to reflect actual experience.

     The value of the other identifiable intangibles reflects the estimated fair value of MetLife Connecticut's distribution agreements and customer relationships acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreements. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience. See Notes 8 and 14 for additional information on the value of distribution agreements ("VODA") acquired from Citigroup.

     The use of discount rates was necessary to establish the fair value of VOBA, as well as the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital, as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

     The fair values of business acquired, distribution agreements and customer relationships acquired are as follows:

                                                                             WEIGHTED AVERAGE
                                                      AS OF JULY 1, 2005   AMORTIZATION PERIOD
                                                      ------------------   -------------------
                                                         (IN MILLIONS)          (IN YEARS)
Value of business acquired..........................        $3,490                  16
Value of distribution agreements and customer
  relationships acquired............................            73                  16
                                                            ------
  Total value of intangible assets acquired,
     excluding goodwill.............................        $3,563                  16
                                                            ======



3.  CONTRIBUTION OF METLIFE CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, all financial data included in these financial statements periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests. Information

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


regarding the consolidated statements of income of the Company for the years ended December 31, 2006 and 2005 is as follows:

                                                                                              UNAUDITED
                                                                                         ------------------
                                                                                         THREE MONTHS ENDED      YEAR ENDED
                                                    UNAUDITED                             DECEMBER 31, 2006  DECEMBER 31, 2006
                         --------------------------------------------------------------  ------------------  -----------------
                                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                         --------------------------------------------------------------
                                                   ASSETS AND LIABILITIES
                                                         OUTSTANDING
                                                       FROM METLIFE'S
                                                         ACQUISITION       CONSOLIDATED
                         MICC HISTORICAL  MLI-USA          OF MLIG            COMPANY             CONSOLIDATED COMPANY
                         ---------------  -------  ----------------------  ------------  -------------------------------------
                                                            (IN MILLIONS)
Total revenues.........       $2,509        $623             $--              $3,132            $974               $4,106
Total expenses.........       $1,905        $486             $--              $2,391            $890               $3,281
                              ------        ----             ---              ------            ----               ------
Income before provision
  for income tax.......          604         137              --                 741            $ 84                  825
Provision for income
  tax..................          177          35              --                 212            $ 16                  228
                              ------        ----             ---              ------            ----               ------
Net income.............       $  427        $102             $--              $  529            $ 68               $  597
                              ======        ====             ===              ======            ====               ======





                                                                   YEAR ENDED DECEMBER 31, 2005
                                                         -----------------------------------------------
                                                                   ASSETS AND LIABILITIES
                                      SIX MONTHS ENDED                   OUTSTANDING
                                     DECEMBER 31, 2005                 FROM METLIFE'S
                                     -----------------                   ACQUISITION        CONSOLIDATED
                                      MICC HISTORICAL    MLI-USA           OF MLIG             COMPANY
                                     -----------------   -------   ----------------------   ------------
                                                                (IN MILLIONS)
Total revenues.....................        $1,749          $766              $--               $2,515
Total expenses.....................        $1,410          $561              $(3)              $1,968
                                           ------          ----              ---               ------
Income before provision for income
  tax..............................           339           205                3                  547
Provision for income tax...........            98            57                1                  156
                                           ------          ----              ---               ------
Net income.........................        $  241          $148              $ 2               $  391
                                           ======          ====              ===               ======




     The par value of the common stock presented in the statement of stockholders' equity for periods prior to the Acquisition Date has been adjusted to reflect the par value of the MetLife Connecticut shares issued to MLIG in exchange for MLI-USA's common stock. Information regarding the adjustments to stockholders' equity is as follows:

                                                                                     ACCUMULATED
                                                                                        OTHER
                                                                                    COMPREHENSIVE
                                                                                       INCOME
                                                                                  ----------------
                                                          ADDITIONAL               NET UNREALIZED
                                             COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                              STOCK         CAPITAL    EARNINGS       (LOSSES)       TOTAL
                                             ------       ----------   --------   ----------------   -----
Balance of MLI-USA's equity at January 1,
  2004                                         $ 2           $ 98        $163            $39          $302
Issuance of MetLife Connecticut's common
  stock to MLIG                                 11  (1)       (11)         --             --            --
Elimination of MLI-USA's common stock           (2) (2)         2          --             --            --
Assets and liabilities outstanding from
  MetLife's acquisition of MLIG                 --             82          --             (7)           75
                                               ---           ----        ----            ---          ----
Balance of MICC's equity at January 1, 2004    $11           $171        $163            $32          $377
                                               ===           ====        ====            ===          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) Represents the issuance of 4,595,317 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife Connecticut to MLIG in exchange for all the outstanding common stock of MLI-USA, for a total adjustment of $11 million.

   (2) Represents the elimination of MLI-USA's common stock of $2 million.

The par value of the MetLife Connecticut common stock purchased by MetLife has been adjusted to reflect the return of the MetLife Connecticut common stock by MetLife in connection with the transfer of MetLife Connecticut to MLI-USA as follows:

                                                                                    ACCUMULATED
                                                                                       OTHER
                                                                                   COMPREHENSIVE
                                                                                      INCOME
                                                                                 ----------------
                                                         ADDITIONAL               NET UNREALIZED
                                            COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                             STOCK         CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                            ------       ----------   --------   ----------------   ------
MetLife Connecticut's common stock
  purchased by MetLife in the Acquisition
  on July 1, 2005                            $100          $6,684        $--            $--         $6,784
Return of MetLife Connecticut's common
  stock from MetLife                          (25) (1)         25         --             --             --
                                             ----          ------        ---            ---         ------
MetLife Connecticut's common stock
  purchased by MetLife on July 1, 2005, as
  adjusted                                   $ 75          $6,709        $--            $--         $6,784
                                             ====          ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Connecticut in anticipation of the acquisition of MLI-USA by MetLife Connecticut, for a total adjustment of $25 million.

     The following unaudited pro forma condensed consolidated financial information presents the results of operations for the Company assuming the MetLife Connecticut acquisition had been effected as of January 1, 2005. This unaudited pro forma information does not necessarily represent what the Company's actual results of operations would have been if the acquisition had occurred as of the date indicated or what such results would be for any future periods.

                                                                                  UNAUDITED
                                                                    ------------------------------------
                                                    YEAR ENDED      SIX MONTHS ENDED       YEAR ENDED
                                                DECEMBER 31, 2005     JUNE 30, 2005    DECEMBER 31, 2005
                                                -----------------   ----------------   -----------------
                                                   CONSOLIDATED         PRO FORMA          PRO FORMA
                                                                          MICC
                                                     COMPANY           HISTORICAL             MICC
                                                -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)

Total revenues                                        $2,515             $2,324              $4,839
Total expenses                                        $1,968             $1,523              $3,491
                                                      ------             ------              ------
Income before provision for income tax                   547                801               1,348
Provision for income tax                                 156                226                 382
                                                      ------             ------              ------
Net income                                            $  391             $  575              $  966
                                                      ======             ======              ======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                              DECEMBER 31, 2006
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $17,331    $101     $424     $17,008     35.5%
Residential mortgage-backed securities.......    11,951      40       78      11,913     24.9
Foreign corporate securities.................     5,563      64      128       5,499     11.5
U.S. Treasury/agency securities..............     5,455       7      126       5,336     11.2
Commercial mortgage-backed securities........     3,353      19       47       3,325      6.9
Asset-backed securities......................     3,158      14       10       3,162      6.6
State and political subdivision securities...     1,062       6       38       1,030      2.2
Foreign government securities................       533      45        5         573      1.2
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $48,406    $296     $856     $47,846    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   671    $ 22     $  9     $   684     86.0%
Common stock.................................       106       6        1         111     14.0
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   777    $ 28     $ 10     $   795    100.0%
                                                =======    ====     ====     =======    =====





                                                              DECEMBER 31, 2005
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $18,416    $ 96     $415     $18,097     34.3%
Residential mortgage-backed securities.......    12,398      17      131      12,284     23.4
Foreign corporate securities.................     5,733      50      143       5,640     10.7
U.S. Treasury/agency securities..............     6,448      24       61       6,411     12.2
Commercial mortgage-backed securities........     5,157      12       82       5,087      9.7
Asset-backed securities......................     3,899      10       16       3,893      7.4
State and political subdivision securities...       633      --       25         608      1.2
Foreign government securities................       547      25        3         569      1.1
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $53,231    $234     $876     $52,589    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   327    $  1     $  5     $   323     76.7%
Common stock.................................        97       4        3          98     23.3
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   424    $  5     $  8     $   421    100.0%
                                                =======    ====     ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $472 million and $275 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2006 and 2005, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.2 billion and $3.3 billion at December 31, 2006 and 2005, respectively. These securities had a net unrealized gain (loss) of $51 million and ($33) million at December 31, 2006 and 2005, respectively. Non-income producing fixed maturity securities were $6 million and $3 million at December 31, 2006 and 2005, respectively. Unrealized gains (losses) associated with non-income producing fixed maturity securities were $1 million and ($5) million at December 31, 2006 and 2005, respectively.

     The cost or amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                                  DECEMBER 31,
                                                -----------------------------------------------
                                                         2006                     2005
                                                ----------------------   ----------------------
                                                 COST OR                  COST OR
                                                AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                                   COST     FAIR VALUE      COST     FAIR VALUE
                                                ---------   ----------   ---------   ----------
                                                                 (IN MILLIONS)
Due in one year or less.......................   $ 1,620      $ 1,616     $ 1,411      $ 1,405
Due after one year through five years.........     9,843        9,733      10,594       10,490
Due after five years through ten years........     7,331        7,226       9,556        9,382
Due after ten years...........................    11,150       10,871      10,216       10,048
                                                 -------      -------     -------      -------
  Subtotal....................................    29,944       29,446      31,777       31,325
Mortgage-backed and asset-backed securities...    18,462       18,400      21,454       21,264
                                                 -------      -------     -------      -------
  Total fixed maturity securities.............   $48,406      $47,846     $53,231      $52,589
                                                 =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                      2006            2005           2004
                                                  ------------   --------------   ---------
                                                                (IN MILLIONS)
Proceeds........................................  $     23,901   $       22,241   $     473
Gross investment gains..........................       $    73          $    48        $  6
Gross investment losses.........................       $  (519)         $  (347)       $(10)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair values and gross unrealized loss of the Company's fixed maturity securities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                 DECEMBER 31, 2006
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $ 4,895      $104       $ 7,543      $320       $12,438      $424
Residential mortgage-backed
  securities........................      4,113        20         3,381        58         7,494        78
Foreign corporate securities........      1,381        29         2,547        99         3,928       128
U.S. Treasury/agency securities.....      2,995        48         1,005        78         4,000       126
Commercial mortgage-backed
  securities........................        852         6         1,394        41         2,246        47
Asset-backed securities.............        965         3           327         7         1,292        10
State and political subdivision
  securities........................         29         2           414        36           443        38
Foreign government securities.......         51         1            92         4           143         5
                                        -------      ----       -------      ----       -------      ----
Total fixed maturity securities.....    $15,281      $213       $16,703      $643       $31,984      $856
                                        =======      ====       =======      ====       =======      ====
Equity securities...................    $   149      $  3       $   188      $  7       $   337      $ 10
                                        =======      ====       =======      ====       =======      ====
Total number of securities in an
  unrealized loss position..........      1,955                   2,318                   4,273
                                        =======                 =======                 =======





                                                                 DECEMBER 31, 2005
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $14,412      $413        $ 40         $ 2       $14,452      $415
Residential mortgage-backed
  securities........................      9,142       129          61           2         9,203       131
Foreign corporate securities........      4,409       142          23           1         4,432       143
U.S. Treasury/agency securities.....      4,171        61          --          --         4,171        61
Commercial mortgage-backed
  securities........................      4,040        82           5          --         4,045        82
Asset-backed securities.............      1,890        16          11          --         1,901        16
State and political subdivision
  securities........................        550        25          --          --           550        25
Foreign government securities.......        155         3           2          --           157         3
                                        -------      ----        ----         ---       -------      ----
Total fixed maturity securities.....    $38,769      $871        $142         $ 5       $38,911      $876
                                        =======      ====        ====         ===       =======      ====
Equity securities...................    $   214      $  8        $ --         $--       $   214      $  8
                                        =======      ====        ====         ===       =======      ====
Total number of securities in an
  unrealized loss position..........      5,061                    47                     5,108
                                        =======                  ====                   =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity securities and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                      DECEMBER 31, 2006
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORTIZED COST       LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $12,922    $ 9    $150     $ 4    1,537      15
Six months or greater but less than
  nine months......................       568     --       6      --       78       1
Nine months or greater but less
  than twelve months...............     2,134     14      52       4      323       1
Twelve months or greater...........    17,540     --     650      --    2,318      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $33,164    $23    $858     $ 8    4,256      17
                                      =======    ===    ====     ===    =====      ==





                                                      DECEMBER 31, 2005
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORITIZED COST      LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $39,461    $81    $844     $30    4,960      50
Six months or greater but less than
  nine months......................       204     --       2      --       16      --
Nine months or greater but less
  than twelve months...............       116     --       3      --       35      --
Twelve months or greater...........       147     --       5      --       47      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $39,928    $81    $854     $30    5,058      50
                                      =======    ===    ====     ===    =====      ==



     At December 31, 2006, $858 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 3% of the cost or amortized cost of such securities. At December 31, 2005, $854 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities.

     At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2005, $30 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 37% of the cost or amortized cost of such securities. Of such unrealized losses of $30 million, all related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and equity securities each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2006 and 2005, the Company had $866 million and $884 million, respectively, of gross unrealized loss related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
SECTOR:
  U.S. corporate securities........................................    49%    47%
  Residential mortgage-backed securities...........................     9     15
  Foreign corporate securities.....................................    15     16
  U.S. Treasury/agency securities..................................    15      7
  Commercial mortgage-backed securities............................     5      9
  Other............................................................     7      6
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===
INDUSTRY:
  Industrial.......................................................    26%    25%
  Finance..........................................................    18     17
  Government.......................................................    15      7
  Mortgage-backed..................................................    14     24
  Utility..........................................................    10      6
  Other............................................................    17     21
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $8.8 billion and $9.4 billion and an estimated fair value of $8.6 billion and $9.3 billion were on loan under the program at December 31, 2006 and 2005, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $8.9 billion and $9.6 billion at December 31, 2006 and 2005, respectively. Security collateral of $83 million and $174 million on deposit from customers in connection with the securities lending transactions at December 31, 2006 and 2005, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

  ASSETS ON DEPOSIT

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $20 million and $25 million at December 31, 2006 and 2005, respectively, consisting primarily of fixed maturity and equity securities.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Commercial mortgage loans...........................  $2,095      58%    $1,173      46%
Agricultural mortgage loans.........................   1,460      41      1,300      51
Consumer loans......................................      46       1         79       3
                                                      ------     ---     ------     ---
  Subtotal..........................................   3,601     100%     2,552     100%
                                                                 ===                ===
Less: Valuation allowances..........................       6                  9
                                                      ------             ------
Mortgage and consumer loans.........................  $3,595             $2,543
                                                      ======             ======



     Mortgage loans are collateralized by properties located in the United States. At December 31, 2006, 27%, 8% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $ 9       $ 1       $ 1
Additions...................................................     3         8        --
Deductions..................................................    (6)       --        --
                                                               ---       ---       ---
Balance at December 31,.....................................   $ 6       $ 9       $ 1
                                                               ===       ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consists of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Impaired loans with valuation allowances..................        $--              $ 2
Impaired loans without valuation allowances...............          8               14
                                                                  ---              ---
  Subtotal................................................          8               16
Less: Valuation allowances on impaired loans..............         --                1
                                                                  ---              ---
  Impaired loans..........................................        $ 8              $15
                                                                  ===              ===



     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing had an amortized cost of $6 million and $13 million at December 31, 2006 and 2005, respectively. There were no mortgage and consumer loans on which interest is no longer accrued at both December 31, 2006 and 2005. There were no mortgage and consumer loans in foreclosure at both December 31, 2006 and 2005.

  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Real estate...............................................       $ 37              $36
Accumulated depreciation..................................         (1)              --
                                                                 ----              ---
Net real estate...........................................         36               36
Real estate joint ventures................................        144               60
                                                                 ----              ---
Real estate and real estate joint ventures................       $180              $96
                                                                 ====              ===



     The components of real estate and real estate joint ventures are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Real estate and real estate joint ventures held-for-investment.....  $173    $91
Real estate held-for-sale..........................................     7      5
                                                                     ----    ---
Real estate and real estate joint ventures.........................  $180    $96
                                                                     ====    ===



     Related depreciation expense was insignificant for all periods presented.

     There were no non-income producing real estate and real estate joint ventures at December 31, 2006. The carrying value of non-income producing real estate and real estate joint ventures was $3 million at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Real estate and real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Office..............................................   $ 46       26%      $53       55%
Apartments..........................................     --       --         1        1
Retail..............................................     12        7        --       --
Real estate investment funds........................     93       52        --       --
Land................................................      1       --         3        3
Agriculture.........................................     28       15        31       32
Industrial..........................................     --       --         8        9
                                                       ----      ---       ---      ---
  Total.............................................   $180      100%      $96      100%
                                                       ====      ===       ===      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2006, 72%, 7% and 6% of the Company's real estate holdings were located in New York, Florida and Texas, respectively.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                              2006     2005    2004
                                                             ------   ------   ----
                                                                  (IN MILLIONS)
Fixed maturity securities..................................  $2,719   $1,377   $176
Equity securities..........................................      17        6     --
Mortgage and consumer loans................................     182      113     34
Policy loans...............................................      52       26      2
Real estate and real estate joint ventures.................      29        2     --
Other limited partnership interests........................     238       33     --
Cash, cash equivalents and short-term investments..........     137       71      6
Other......................................................       8       --     --
                                                             ------   ------   ----
  Total investment income..................................   3,382    1,628    218
Less: Investment expenses..................................     543      190     11
                                                             ------   ------   ----
  Net investment income....................................  $2,839   $1,438   $207
                                                             ======   ======   ====



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment income of $29 million, $10 million and $4 million, respectively, related to short-term investments, is included in the table above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(497)  $(300)   $(5)
Equity securities...........................................     10       1     --
Mortgage and consumer loans.................................      7      (9)    --
Real estate and real estate joint ventures..................     64       7     --
Other limited partnership interests.........................     (1)     (1)    --
Sales of businesses.........................................     --       2     --
Derivatives.................................................    177      (2)    (4)
Other.......................................................   (281)    104     --
                                                              -----   -----    ---
  Net investment gains (losses).............................  $(521)  $(198)   $(9)
                                                              =====   =====    ===



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment gains (losses) of ($87) million, ($25) million and ($4) million, respectively, are included in the table above.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $41 million, $0 and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(566)  $(639)  $ 97
Equity securities...........................................     17      (4)    --
Derivatives.................................................     (9)     (2)    (4)
Other.......................................................      7     (19)    --
                                                              -----   -----   ----
  Subtotal..................................................   (551)   (664)    93
                                                              -----   -----   ----
Amounts allocated from:
  Future policy benefit loss recognition....................     --     (78)    --
  DAC and VOBA..............................................     66     102    (47)
                                                              -----   -----   ----
  Subtotal..................................................     66      24    (47)
Deferred income tax.........................................    171     224    (16)
                                                              -----   -----   ----
  Subtotal..................................................    237     248    (63)
                                                              -----   -----   ----
     Net unrealized investment gains (losses)...............  $(314)  $(416)  $ 30
                                                              =====   =====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Balance, January 1,.........................................  $(416)  $  30   $ 32
Unrealized investment gains (losses) during the year........    113    (756)   (14)
Unrealized investment gains (losses) relating to:
  Future policy benefit gain (loss) recognition.............     78     (78)    --
  DAC and VOBA..............................................    (36)    148     10
  Deferred income tax.......................................    (53)    240      2
                                                              -----   -----   ----
Balance, December 31,.......................................  $(314)  $(416)  $ 30
                                                              =====   =====   ====
Net change in unrealized investment gains (losses)..........  $ 102   $(446)  $ (2)
                                                              =====   =====   ====



  TRADING SECURITIES

     MetLife Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments, Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of Tribeca and consolidated the fund within its consolidated financial statements. At December 31, 2005, the Company held $452 million of trading securities and $190 million of the short sale agreements associated with the trading securities portfolio, which are included within other liabilities. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned and net realized and unrealized gains (losses), was $12 million and $6 million for the years ended December 31, 2006 and 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, is accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                                   DECEMBER 31, 2006
                                                               ------------------------
                                                                              MAXIMUM
                                                                  TOTAL     EXPOSURE TO
                                                               ASSETS (1)     LOSS (2)
                                                               ----------   -----------
                                                                     (IN MILLIONS)
Asset-backed securitizations.................................    $   866        $ 39
Real estate joint ventures(3)................................        944          63
Other limited partnership interests(4).......................      2,629         193
Other investments(5).........................................     14,839         485
                                                                 -------        ----
  Total......................................................    $19,278        $780
                                                                 =======        ====



--------

   (1) The assets of the asset-backed securitizations are reflected at fair value at December 31, 2006. The assets of the real estate joint ventures, other limited partnership interests and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

   (2) The maximum exposure to loss of the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

   (3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities, as well as limited partnerships.

   (5) Other investments include securities that are not asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amounts and current market or fair value of derivative financial instruments held at:

                             DECEMBER 31, 2006                    DECEMBER 31, 2005
                     ---------------------------------    ---------------------------------
                                     CURRENT MARKET                       CURRENT MARKET
                                     OR FAIR VALUE                        OR FAIR VALUE
                     NOTIONAL    ---------------------    NOTIONAL    ---------------------
                      AMOUNT     ASSETS    LIABILITIES     AMOUNT     ASSETS    LIABILITIES
                     --------    ------    -----------    --------    ------    -----------
                                                  (IN MILLIONS)
Interest rate
  swaps...........    $ 8,841    $  431        $ 70        $ 6,623    $  356        $ 52
Interest rate
  floors..........      9,021        71          --          2,000        26          --
Interest rate
  caps............      6,715         6          --          3,020        18          --
Financial
  futures.........        602         6           1            228         2           2
Foreign currency
  swaps...........      2,723       580          66          3,110       429          76
Foreign currency
  forwards........        124         1          --            488        18           2
Options...........         --        80           7             --       165           3
Financial
  forwards........        900        --          15             --        --           2
Credit default
  swaps...........      1,231         1           5            987         2           2
                      -------    ------        ----        -------    ------        ----
  Total...........    $30,157    $1,176        $164        $16,456    $1,016        $139
                      =======    ======        ====        =======    ======        ====



     The above table does not include notional values for equity futures, equity financial forwards and equity options. At December 31, 2006 and 2005, the Company owned 290 and 587 equity futures contracts, respectively. Market values of equity futures are included in financial futures in the preceding table. At December 31, 2006 and 2005, the Company owned 85,500 and 75,500 equity financial forwards, respectively. Market values of equity financial forwards are included in financial forwards in the preceding table. At December 31, 2006 and 2005, the Company owned 1,022,900 and 1,420,650 equity options, respectively. Market values of equity options are included in options in the preceding table.

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2006:

                                                          REMAINING LIFE
                    -----------------------------------------------------------------------------------------
                                          AFTER ONE YEAR       AFTER FIVE YEARS
                    ONE YEAR OR LESS    THROUGH FIVE YEARS    THROUGH TEN YEARS    AFTER TEN YEARS     TOTAL
                    ----------------    ------------------    -----------------    ---------------    -------
                                                          (IN MILLIONS)
Interest rate
  swaps...........       $  980               $ 5,570              $ 1,699              $  592        $ 8,841
Interest rate
  floors..........           --                   551                8,470                  --          9,021
Interest rate
  caps............           --                 6,715                   --                  --          6,715
Financial
  futures.........          602                    --                   --                  --            602
Foreign currency
  swaps...........           67                 1,588                  996                  72          2,723
Foreign currency
  forwards........          124                    --                   --                  --            124
Financial
  forwards........           --                    --                   --                 900            900
Credit default
  swaps...........           30                 1,186                   15                  --          1,231
                         ------               -------              -------              ------        -------
  Total...........       $1,803               $15,610              $11,180              $1,564        $30,157
                         ======               =======              =======              ======        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and usually a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amounts and fair value of derivatives by type of hedge designation at:

                                            DECEMBER 31, 2006                 DECEMBER 31, 2005
                                     -------------------------------   -------------------------------
                                                     FAIR VALUE                        FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Fair value.........................   $    69   $   --       $  1       $    71   $   --       $ --
Cash flow..........................       455       42         --           442        2          4
Non-qualifying.....................    29,633    1,134        163        15,943    1,014        135
                                      -------   ------       ----       -------   ------       ----
  Total............................   $30,157   $1,176       $164       $16,456   $1,016       $139
                                      =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                              -----------------------
                                                              2006     2005      2004
                                                              ----     ----      ----
                                                                   (IN MILLIONS)
Qualifying hedges:
  Interest credited to policyholder account balances........   $(9)     $(1)      $--
Non-qualifying hedges:
  Net investment gains (losses).............................    73       (8)       --
                                                               ---      ---       ---
  Total.....................................................   $64      $(9)      $--
                                                               ===      ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Changes in the fair value of derivatives....................   $(1)      $--       $(1)
Changes in the fair value of the items hedged...............     2        --         1
                                                               ---       ---       ---
Net ineffectiveness of fair value hedging activities........   $ 1       $--       $--
                                                               ===       ===       ===



     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; and
(iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the year ended December 31, 2006, the Company recognized no net investment gains (losses) as the ineffective portion of all cash flow hedges. For the years ended December 31, 2005 and 2004, the Company recognized insignificant net investment gains (losses), which represent the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. For the years ended December 31, 2006, 2005 and 2004, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2006, 2005 and 2004.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $(2)      $(4)      $(2)
Gains (losses) deferred in other comprehensive income (loss)
  on the effective portion of cash flow hedges..............    (7)        2        (2)
                                                               ---       ---       ---
Balance at December 31,.....................................   $(9)      $(2)      $(4)
                                                               ===       ===       ===



     At December 31, 2006, $19 million of the deferred net gain on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2007.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; and (vi) basis swaps to better match the cash flows of assets and related liabilities.

     For the years ended December 31, 2006, 2005 and 2004, the Company recognized as net investment gains (losses), excluding embedded derivatives, changes in fair value of $16 million, ($37) million and ($6) million, respectively, related to derivatives that do not qualify for hedge accounting.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts and guaranteed minimum accumulation contracts. The fair value of the Company's embedded derivative assets was $40 million and $0 at December 31, 2006 and 2005, respectively. The fair value of the Company's embedded derivative liabilities was $3 million and $40 million at December 31, 2006 and 2005, respectively. The amounts recorded and included in net investment gains (losses) for the years ended December 31, 2006 and 2005 were gains of $80 million and $41 million, respectively. There were no amounts recorded and included in net investment gains (losses) for the year ended December 31, 2004.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2006 and 2005, the Company was obligated to return cash collateral under its control of $273 million and $145 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2006 and 2005, the Company had also accepted collateral consisting of various securities with a fair market value of $410 million and $427 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2006 and 2005, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of December 31, 2006 and 2005, the Company pledged collateral of $25 million and $22 million, respectively, which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                              DAC     VOBA     TOTAL
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Balance at January 1, 2004................................  $  502   $   --   $  502
  Capitalizations.........................................     281       --      281
                                                            ------   ------   ------
     Subtotal.............................................     783       --      783
  Less: Amortization related to:
     Net investment gains (losses)........................      (2)      --       (2)
     Unrealized investment gains (losses).................     (10)      --      (10)
     Other expenses.......................................     117       --      117
                                                            ------   ------   ------
       Total amortization.................................     105       --      105
                                                            ------   ------   ------
Balance at December 31, 2004..............................     678       --      678
Contribution of MetLife Connecticut from MetLife (Note
  2)......................................................      --    3,490    3,490
  Capitalizations.........................................     886       --      886
                                                            ------   ------   ------
     Subtotal.............................................   1,564    3,490    5,054
  Less: Amortization related to:
     Net investment gains (losses)........................      --      (26)     (26)
     Unrealized investment gains (losses).................     (41)    (107)    (148)
     Other expenses.......................................     109      205      314
                                                            ------   ------   ------
       Total amortization.................................      68       72      140
                                                            ------   ------   ------
Balance at December 31, 2005..............................   1,496    3,418    4,914
  Capitalizations.........................................     721       --      721
                                                            ------   ------   ------
     Subtotal.............................................   2,217    3,418    5,635
  Less: Amortization related to:
     Net investment gains (losses)........................     (16)     (68)     (84)
     Unrealized investment gains (losses).................     (10)      46       36
     Other expenses.......................................     252      320      572
                                                            ------   ------   ------
       Total amortization.................................     226      298      524
                                                            ------   ------   ------
Balance at December 31, 2006..............................  $1,991   $3,120   $5,111
                                                            ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $358 million in 2007, $333 million in 2008, $312 million in 2009, $283 million in 2010 and $253 million in 2011.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Balance at January 1,.............................................  $924   $ 68
Contribution of MetLife Connecticut from MetLife (Note 2).........    29    856
                                                                    ----   ----
Balance at December 31,...........................................  $953   $924
                                                                    ====   ====



8.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding VODA and the value of customer relationships acquired ("VOCRA"), which are reported in other assets, is as follows:

                                                                 YEARS ENDED DECEMBER
                                                                          31,
                                                                ----------------------
                                                                2006     2005     2004
                                                                ----     ----     ----
                                                                     (IN MILLIONS)
Balance at January 1,........................................   $ 72      $--      $--
Contribution of MetLife Connecticut from MetLife (Note 2)....     --       73       --
Contribution of VODA from MetLife............................    167       --       --
Amortization.................................................     (2)      (1)      --
                                                                ----      ---      ---
Balance at December 31,......................................   $237      $72      $--
                                                                ====      ===      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $5 million in 2007, $7 million in 2008, $9 million in 2009, $11 million in 2010 and $11 million in 2011.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $166 million at December 31, 2006.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreement acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                             2006     2005     2004
                                                             ----     ----     ----
                                                                  (IN MILLIONS)
Balance at January 1,......................................  $218     $143     $ 94
Capitalization.............................................   129       83       65
Amortization...............................................   (17)      (8)     (16)
                                                             ----     ----     ----
Balance at December 31,....................................  $330     $218     $143
                                                             ====     ====     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities at December 31, 2006, include pass-through separate accounts totaling $50.1 billion for which the policyholder assumes all investment risk. Separate account assets and liabilities at December 31, 2005, included two categories of account types: pass-through separate accounts totaling $43.6 billion and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $943 million. The average interest rates credited on these contracts were 4.5% at December 31, 2005.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $800 million, $467 million and $155 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     For the years ended December 31, 2006, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2006, there were no new issuances in such obligations and there were repayments of $1.1 billion. During the years ended December 31, 2005 and 2004, there were no new issuances or repayments of such obligations. Accordingly, at December 31, 2006 and 2005, GICs outstanding, which are included in PABs, were $4.6 billion and $5.3 billion, respectively. During the years ended December 31, 2006, 2005 and 2004, interest credited on the contracts, which are included in interest credited to PABs, was $163 million, $80 million and $0, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policyholder benefits, is as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                 -------------------------
                                                     2006          2005
                                                 -----------   -----------
                                                       (IN MILLIONS)
Balance at January 1,..........................  $       512   $        --
  Less: Reinsurance recoverables...............         (373)           --
                                                 -----------   -----------
Net balance January 1,.........................          139            --
                                                 -----------   -----------
Contribution of MetLife Connecticut by MetLife
  (Note 2).....................................           --           137
Incurred related to:
  Current year.................................           29            19
  Prior years..................................            4            (3)
                                                 -----------   -----------
                                                          33            16
                                                 -----------   -----------
Paid related to:
  Current year.................................           (2)           (1)
  Prior years..................................          (22)          (13)
                                                 -----------   -----------
                                                         (24)          (14)
                                                 -----------   -----------
Net balance at December 31,....................          148           139
  Add: Reinsurance recoverables................          403           373
                                                 -----------   -----------
Balance at December 31,........................  $       551   $       512
                                                 ===========   ===========



     There were no liabilities for unpaid claims and claims expenses for the year ended December 31, 2004.

     Claims and claim adjustment expenses associated with prior periods increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. There were no claims and claim adjustment expenses associated with prior periods for the year ended December 31, 2004. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for long-term care and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                AT DECEMBER 31,
                                  ---------------------------------------------------------------------------
                                                 2006                                     2005
                                  ----------------------------------       ----------------------------------
                                      IN THE                 AT                IN THE                 AT
                                  EVENT OF DEATH       ANNUITIZATION       EVENT OF DEATH       ANNUITIZATION
                                  --------------       -------------       --------------       -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS(1)
RETURN OF NET DEPOSITS
  Separate account value........     $   8,213                 N/A            $   5,537                 N/A
  Net amount at risk(2).........     $      --(3)              N/A            $      --(3)              N/A
  Average attained age of
     contractholders............      61 years                 N/A             61 years                 N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
  Separate account value........     $  44,036           $  13,179            $  40,744           $  10,081
  Net amount at risk(2).........     $   1,422(3)        $      30(4)         $     934(3)        $      38(4)
  Average attained age of
     contractholders............      58 years            60 years             60 years            60 years



                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                 2006             2005
                                                              ----------       ----------
                                                               SECONDARY        SECONDARY
                                                              GUARANTEES       GUARANTEES
                                                              ----------       ----------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
Account value (general and separate account)...........        $   3,262        $   2,849
Net amount at risk(2)..................................        $  48,630(3)     $  44,943(3)
Average attained age of policyholders..................         57 years         56 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                      ANNUITY      UNIVERSAL AND VARIABLE
                                                     CONTRACTS         LIFE CONTRACTS
                                                  --------------   ----------------------
                                                    GUARANTEED            SECONDARY
                                                  DEATH BENEFITS         GUARANTEES         TOTAL
                                                  --------------   ----------------------   -----
                                                                   (IN MILLIONS)
Balance at January 1, 2004......................        $--                  $--             $--
Incurred guaranteed benefits....................         --                   --              --
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2004....................         --                   --              --
Incurred guaranteed benefits....................          3                    9              12
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2005....................          3                    9              12
Incurred guaranteed benefits....................         --                   22              22
Paid guaranteed benefits........................         (3)                  --              (3)
                                                        ---                  ---             ---
Balance at December 31, 2006....................        $--                  $31             $31
                                                        ===                  ===             ===




     MLI-USA had guaranteed death and annuitization benefit liabilities on its annuity contracts of $38 million and $28 million at December 31, 2006 and 2005, respectively. MLI-USA reinsures 100% of this liability with an affiliate and has a corresponding recoverable from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2006      2005
                                                                -------   -------
                                                                  (IN MILLIONS)
Mutual Fund Groupings
  Equity......................................................  $37,992   $30,480
  Bond........................................................    2,831     2,952
  Balanced....................................................    2,790     3,273
  Money Market................................................      949       791
  Specialty...................................................      460       684
                                                                -------   -------
     Total....................................................  $45,022   $38,180
                                                                =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition to reinsuring mortality risk, as described above, the Company reinsures other mortality and non-mortality risks, and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Connecticut reinsured 90% of its individual long-term care insurance business with Genworth Life Insurance Company ("GLIC," formerly known as General Electric Capital Assurance Company), and its subsidiary, in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreement, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, no later than July 1, 2008. Effective June 30, 2005, MetLife Connecticut entered into an agreement with CIHC to effectively transfer the remaining results from the long-term care block of business from MetLife Connecticut to CIHC. Under the terms of this agreement, any gains remaining are payable to CIHC and any losses remaining are reimbursable from CIHC. MetLife Connecticut does, however, retain limited investment exposure related to the reinsured contracts. Citigroup unconditionally guarantees the performance of its subsidiary, CIHC.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers. The Company reinsures its risk associated with the secondary death benefit guarantee rider on certain universal life contracts to an affiliate. See Note 19.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                         --------------------
                                                          2006    2005   2004
                                                         -----   -----   ----
                                                             (IN MILLIONS)
Direct premiums........................................  $ 599   $ 413    $13
Reinsurance assumed....................................     21      38     --
Reinsurance ceded......................................   (312)   (170)    (4)
                                                         -----   -----    ---
Net premiums...........................................  $ 308   $ 281    $ 9
                                                         =====   =====    ===
Reinsurance recoverables netted against policyholder
  benefits and claims..................................  $ 635   $ 560    $(1)
                                                         =====   =====    ===



     Reinsurance recoverables, included in premiums and other receivables, were $4.6 billion and $4.3 billion at December 31, 2006 and 2005, respectively, including $3.0 billion and $2.8 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of long-term care business and $1.3 billion and $1.4 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of workers compensation business. Reinsurance and ceded commissions payables, included in other liabilities were $99 million and $64 million at December 31, 2006 and 2005, respectively.

     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
  Total long-term debt -- affiliated..............................  $435   $435
                                                                    ====   ====



     Payments of interest and principal on these surplus notes, which are subordinate to all other debt, may be made only with the prior approval of the Delaware Insurance Commissioner.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2006 and 2005.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2006 and 2005. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the Delaware Insurance Commissioner.

     The aggregate maturities of long-term debt as of December 31, 2006 are $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $31 million, $25 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

11.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Current:
  Federal..............................................  $ 18   $ (3)  $(91)
  State................................................    --     (2)     4
                                                         ----   ----   ----
     Subtotal..........................................    18     (5)   (87)
                                                         ----   ----   ----
Deferred:
  Federal..............................................   212    162    100
  State................................................    (2)    (1)     4
                                                         ----   ----   ----
     Subtotal..........................................   210    161    104
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $288   $191    $15
Tax effect of:
  Tax-exempt investment income.........................   (62)   (27)    (3)
  Prior year tax.......................................    (9)    (9)    (1)
  Foreign operations, net of foreign income tax........    12     --     --
  State tax, net of federal benefit....................    --      2      6
  Other, net...........................................    (1)    (1)    --
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                    DECEMBER 31,
                                                                 -----------------
                                                                   2006      2005
                                                                 -------   -------
                                                                   (IN MILLIONS)
Deferred income tax assets:
  Benefit, reinsurance and other reserves......................  $ 2,238   $ 2,346
  Net unrealized investment losses.............................      171       224
  Capital loss carryforwards...................................      155        92
  Investments..................................................       63        --
  Operating lease reserves.....................................       13        13
  Net operating loss carryforwards.............................       10        --
  Employee benefits............................................        3         3
  Litigation-related...........................................        1        --
  Other........................................................       20        25
                                                                 -------   -------
                                                                   2,674     2,703
  Less: Valuation allowance....................................        4        --
                                                                 -------   -------
                                                                   2,670     2,703
                                                                 -------   -------
Deferred income tax liabilities:
  DAC and VOBA.................................................   (1,663)   (1,558)
  Investments..................................................       --       (25)
                                                                 -------   -------
                                                                  (1,663)   (1,583)
                                                                 -------   -------
Net deferred income tax asset..................................  $ 1,007   $ 1,120
                                                                 =======   =======



     At December 31, 2006, the Company has a net deferred income tax asset. If the Company determines that any of its deferred income tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. Based predominantly upon a review of the Company's anticipated future taxable income, but also including all other available evidence, both positive and negative, the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's management concluded that it is "more likely than not" that the net deferred income tax assets will be realized.

     Domestic net operating loss carryforwards amount to $15 million at December 31, 2006 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $35 million at December 31, 2006 with an expiration period of infinity. Capital loss carryforwards amount to $443 million at December 31, 2006 and will expire beginning in 2010.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2006, the Company recorded a $4 million deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company will file a consolidated tax return with its includable life insurance subsidiaries. Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Under the Tax Allocation Agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by the Tax Allocation Agreement.

12.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and yearly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2006.

     Macomber, et al. v. Travelers Property Casualty Corp., et al. (Conn. Super. Ct., Hartford, filed April 7, 1999). An amended putative class action complaint was filed against MLAC, Travelers Equity Sales, Inc. and certain former affiliates. The amended complaint alleges Travelers Property Casualty Corporation, a former MLAC affiliate, purchased structured settlement annuities from MLAC and spent less on the purchase of those structured settlement annuities than agreed with claimants, and that commissions paid to brokers for the structured settlement annuities, including an affiliate of MLAC, were paid in part to Travelers Property Casualty Corporation. On May 26, 2004, the Connecticut Superior Court certified a nationwide class action involving the following claims against MLAC: violation of the Connecticut Unfair Trade Practice Statute, unjust enrichment, and civil conspiracy. On June 15, 2004, the defendants appealed the class certification order. In March 2006, the Connecticut Supreme Court reversed the trial court's certification of a class. Plaintiff may seek to file another motion for class certification. Defendants have moved for summary judgment.

     A former registered representative of Tower Square Securities, Inc. ("Tower Square"), a broker-dealer subsidiary of MICC, is alleged to have defrauded individuals by diverting funds for his personal use. In June 2005, the SEC issued a formal order of investigation with respect to Tower Square and served Tower Square with a subpoena. The Securities and Business Investments Division of the Connecticut Department of Banking and NASD are also reviewing this matter. On April 18, 2006, the Connecticut Department of Banking issued a notice to Tower Square asking it to demonstrate its prior compliance with applicable Connecticut securities laws and regulations. In the context of the above, a number of NASD arbitration matters and litigation matters were commenced in 2005 and 2006 against Tower Square. It is reasonably possible that other actions will be brought regarding this matter. Tower Square intends to fully cooperate with the SEC, NASD and the Connecticut Department of Banking, as appropriate, with respect to the matters described above.

     Regulatory bodies have contacted the Company and have requested information relating to various regulatory issues regarding mutual funds and variable insurance products, including the marketing of such products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Company is fully cooperating with regard to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     In addition, the Company is a defendant or co-defendant in various other litigation matters in the normal course of business. These may include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. Further, state insurance regulatory authorities and other federal and state authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the Company's consolidated financial position or liquidity, but, if involving monetary liability, may be material to the Company's operating results for any particular period.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Other Assets:
  Premium tax offset for future undiscounted assessments...........   $ 9    $ 9
  Premium tax offsets currently available for paid assessments.....     1      2
                                                                      ---    ---
                                                                      $10    $11
                                                                      ===    ===
Liability:
  Insolvency assessments...........................................   $19    $19
                                                                      ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2006, 2005 and 2004.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                               RENTAL   GROSS RENTAL
                                                               INCOME     PAYMENTS
                                                               ------   ------------
                                                                   (IN MILLIONS)
2007.........................................................    $ 1         $15
2008.........................................................    $ 1         $15
2009.........................................................    $ 1         $ 8
2010.........................................................    $ 1         $ 6
2011.........................................................    $--         $ 6


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $616 million and $715 million at December 31, 2006 and 2005, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $665 million and $339 million at December 31, 2006 and 2005, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES

     The Company commits to lend funds under bank credit facilities. The amount of these unfunded commitments was $173 million at December 31, 2006. The Company did not have any unfunded commitments related to bank credit facilities at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMMITMENTS

     MICC is a member of the Federal Home Loan Bank of Boston ("FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston, which is included in equity securities on the Company's consolidated balance sheets. MICC has also entered into several funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgages, mortgage-backed securities, obligations of or guaranteed by the United States, state and municipal obligations and corporate debt, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The funding agreements and the related security agreement represented by this blanket lien provide that upon any event of default by MICC, the FHLB of Boston's recovery is limited to the amount of MICC's liability to the FHLB of Boston. The amount of the Company's liability for funding agreements with the FHLB of Boston was $926 million and $1.1 billion at December 31, 2006 and 2005, respectively, which is included in PABs.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII," formerly, Citicorp International Life Insurance Company, Ltd.), an affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII. This guarantee is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. The agreement was terminated as of December 31, 2004, but termination does not affect policies previously guaranteed. Life insurance coverage in-force under this guarantee was $444 million and $447 million at December 31, 2006 and 2005, respectively. The Company does not hold any collateral related to this guarantee.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations requiring payment of principal due in exchange for the referenced credit obligation, depending on the nature or occurrence of specified credit events for the referenced entities. In the event of a specified credit event, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $54 million at December 31, 2006. The credit default swaps expire at various times during the next two years.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by Metropolitan Life. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees ("Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans is based on the employee population as of the valuation date at the beginning of the year. Pension expense of $8 million related to the Metropolitan Life plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2006. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MLIG. The par value of the common stock presented in the statement of stockholders' equity prior to the Acquisition Date has been adjusted to reflect the par value of MetLife Connecticut's shares issued to MLIG in exchange for MLI-USA's outstanding common stock. See Note 3.

  DIVIDEND RESTRICTIONS

     The table below sets forth the dividends permitted to be paid to MetLife without insurance regulatory approval and actual dividends paid to MetLife:

                                                                                         2007
                                                                                    -------------
                                                  2005              2006
                                                -------   -----------------------
                                                                    PERMITTED W/O   PERMITTED W/O
COMPANY                                         PAID(1)   PAID(1)    APPROVAL (2)    APPROVAL(3)
-------                                         -------   -------   -------------   -------------
                                                                  (IN MILLIONS)
MetLife Insurance Company of Connecticut......    $--       $917(4)      $--             $690



--------

   (1) Includes amounts paid including those requiring regulatory approval.

   (2) Reflects dividend amounts paid during the relevant year without prior regulatory approval.

   (3) Reflects dividend amounts that may be paid during 2007 without prior regulatory approval. If paid before a specified date during 2007, some or all of such dividend amounts may require regulatory approval.

   (4) Includes a return of capital of $259 million.

     Under Connecticut State Insurance Law, MetLife Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Connecticut through June 30, 2007 require prior approval of the Connecticut Commissioner.

  DIVIDEND RESTRICTIONS OF SUBSIDIARIES

     MLAC is regulated under Connecticut State Insurance Law as described above. As a result of the acquisition on July 1, 2005, under Connecticut State Insurance Law all dividend payments by MLAC through June 30, 2007 to the Company require prior approval of the Connecticut Commissioner. MLAC did not pay any dividends in 2006. Since MLAC's statutory unassigned funds surplus is negative, MLAC cannot pay any dividends without prior approval of the Commissioner.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the year ended December 31, 2006. Since MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner.

CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

     MLI-USA received a cash contribution of $300 million from MLIG during the year ended December 31, 2004.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company and its insurance subsidiaries each exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Insurance Department have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies in Connecticut and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Connecticut and each of its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company is the net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Connecticut, a Connecticut domiciled insurer, was $749 million, $1.0 billion and $975 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.1 billion and $4.0 billion at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLAC, a Connecticut domiciled insurer, was $107 million, ($97) million and ($211) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $740 million and $765 million at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was ($116) million, ($227) million and ($201) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $575 million and $555 million at December 31, 2006 and 2005, respectively.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2006, 2005 and 2004, in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                              ----------------------
                                                               2006     2005    2004
                                                              -----   -------   ----
                                                                   (IN MILLIONS)
Holding gains (losses) on investments arising during the
  year......................................................  $(434)  $(1,148)  $(37)
Income tax effect of holding gains (losses).................    147       402     14
Reclassification adjustments:
  Recognized holding (gains) losses included in current year
     income.................................................    487       295      2
  Amortization of premiums and accretion of discounts
     associated with investments............................     60        96     21
  Income tax effect.........................................   (186)     (137)    (8)
Allocation of holding losses on investments relating to
  other policyholder amounts................................     42        71     10
Income tax effect of allocation of holding losses to other
  policyholder amounts......................................    (14)      (25)    (4)
                                                              -----   -------   ----
Net unrealized investment gains (losses)....................    102      (446)    (2)
                                                              -----   -------   ----
Foreign currency translation adjustment.....................     (2)        2     --
                                                              -----   -------   ----
     Other comprehensive income (loss)......................  $ 100   $  (444)  $ (2)
                                                              =====   =======   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                          ------------------------------
                                                           2006         2005        2004
                                                          ------   -------------   -----
                                                                   (IN MILLIONS)
Compensation............................................  $  211       $ 100       $  --
Commissions.............................................     712         931         237
Interest and debt issue costs...........................      31          25           2
Amortization of DAC and VOBA............................     488         288         115
Capitalization of DAC...................................    (721)       (886)       (281)
Rent, net of sublease income............................      11           7          --
Minority interest.......................................      26           1          --
Insurance tax...........................................      42          10           3
Other...................................................     373         202         103
                                                          ------       -----       -----
  Total other expenses..................................  $1,173       $ 678       $ 179
                                                          ======       =====       =====



16.  BUSINESS SEGMENT INFORMATION

     Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment. On the Acquisition Date, MetLife reorganized the Company's operations into two operating segments, Individual and Institutional, as well as Corporate & Other, so as to more closely align the acquired business with the manner in which MetLife manages its existing businesses. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage its capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2006 and 2005.

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2006               INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
------------------------------------               ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   218      $    65       $    25    $    308
Universal life and investment-type product policy
  fees...........................................      1,244           24            --       1,268
Net investment income............................        985        1,449           405       2,839
Other revenues...................................        195           15             2         212
Net investment gains (losses)....................       (194)        (282)          (45)       (521)
Policyholder benefits and claims.................        315          450            27         792
Interest credited to policyholder account
  balances.......................................        669          647            --       1,316
Other expenses...................................      1,045           16           112       1,173
                                                     -------      -------       -------    --------
Income before provision for income tax...........        419          158           248         825
Provision for income tax.........................        145           55            28         228
                                                     -------      -------       -------    --------
Net income.......................................    $   274      $   103       $   220    $    597
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $76,897      $35,982       $11,208    $124,087
DAC and VOBA.....................................    $ 4,946      $   165       $    --    $  5,111
Goodwill.........................................    $   234      $   312       $   407    $    953
Separate account assets..........................    $47,566      $ 2,501       $    --    $ 50,067
Policyholder liabilities.........................    $24,429      $27,391       $ 4,446    $ 56,266
Separate account liabilities.....................    $47,566      $ 2,501       $    --    $ 50,067

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2005(1)            INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
---------------------------------------            ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   152      $   116       $    13    $    281
Universal life and investment-type product policy
  fees...........................................        845           17            --         862
Net investment income............................        530          712           196       1,438
Other revenues...................................        121           10             1         132
Net investment gains (losses)....................       (113)         (87)            2        (198)
Policyholder benefits and claims.................        224          324            22         570
Interest credited to policyholder account
  balances.......................................        417          303            --         720
Other expenses...................................        640           30             8         678
                                                     -------      -------       -------    --------
Income before provision for income tax...........        254          111           182         547
Provision for income tax.........................         53           38            65         156
                                                     -------      -------       -------    --------
Net income.......................................    $   201      $    73       $   117    $    391
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $71,385      $38,072       $11,791    $121,248
DAC and VOBA.....................................    $ 4,753      $   161       $    --    $  4,914
Goodwill.........................................    $   227      $   305       $   392    $    924
Separate account assets..........................    $41,347      $ 3,177       $    --    $ 44,524
Policyholder liabilities.........................    $24,855      $28,340       $ 4,282    $ 57,477
Separate account liabilities.....................    $41,347      $ 3,177       $    --    $ 44,524


--------

(1) Includes six months of results for MetLife Connecticut and its subsidiaries and twelve months of results for MLI-USA.

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2006, 2005 and 2004. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had $1 million of investment income and $1 million of investment expense related to discontinued operations resulting in no change to net investment income for the year ended December 31, 2006. The Company had no investment income or expense related to discontinued operations for the years ended December 31, 2005 and 2004.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying value of real estate related to discontinued operations was $7 million and $5 million at December 31, 2006 and 2005, respectively.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2006                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $47,846     $47,846
  Equity securities....................................              $   795     $   795
  Mortgage and consumer loans..........................              $ 3,595     $ 3,547
  Policy loans.........................................              $   918     $   918
  Short-term investments...............................              $   777     $   777
  Cash and cash equivalents............................              $   649     $   649
  Accrued investment income............................              $   597     $   597
  Mortgage loan commitments............................    $665      $    --     $     1
  Commitments to fund bank credit facilities...........    $173      $    --     $    --
Liabilities:
  Policyholder account balances........................              $29,780     $28,028
  Long-term debt -- affiliated.........................              $   435     $   425
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,155     $ 9,155



                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2005                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $52,589     $52,589
  Trading Securities...................................              $   452     $   452
  Equity securities....................................              $   421     $   421
  Mortgage and consumer loans..........................              $ 2,543     $ 2,553
  Policy loans.........................................              $   916     $   916
  Short-term investments...............................              $ 1,769     $ 1,769
  Cash and cash equivalents............................              $   571     $   571
  Accrued investment income............................              $   602     $   602
  Mortgage loan commitments............................    $339      $    --     $    (2)
Liabilities:
  Policyholder account balances........................              $32,877     $31,621
  Long-term debt -- affiliated.........................              $   435     $   443
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,737     $ 9,737

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES, TRADING SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.


  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS AND COMMITMENTS TO FUND BANK CREDIT FACILITIES

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of PABs which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of PABs without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with Metropolitan Life who provides administrative, accounting, legal and similar services to the Company. Metropolitan Life charged the Company $167 million, $15 million and $14 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company entered into a Service Agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $154 million, $49 million and $43 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company has entered into various agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $190 million, $48 million and $52 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     In 2005, MLI-USA entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on MLI-USA's behalf, fixed rate insurance products through authorized retailers. MLI-USA agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged MLI-USA $65 million, included in other expenses, for the year ended December 31, 2006. MLI-USA did not incur any such expenses for the years ended December 31, 2005 and 2004.

     The Company had payables from affiliates of $9 million and $3 million at December 31, 2006 and 2005, respectively, excluding affiliated reinsurance balances discussed below.

  INVESTMENT TRANSACTIONS

     As of December 31, 2006 and 2005, the Company held $581 million and $346 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2006   2005   2004
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fair market value of assets transferred to affiliates........  $164   $ 79   $320
Amortized cost of assets transferred to affiliates...........  $164   $ 78   $324
Net investment gains (losses) recognized on transfers........  $ --   $  1   $ (4)
Fair market value of assets transferred from affiliates......  $ 89   $830   $ --

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REINSURANCE TRANSACTIONS

     As of December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policyholder benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million. A receivable at December 31, 2006 was held by the Company of $1.2 billion, related to premiums and other consideration which is expected to be paid by Texas Life during the first quarter of 2007.

     The Company also has reinsurance agreements with MetLife and certain of its subsidiaries, including Metropolitan Life, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina, Exeter Reassurance Company, Ltd., General American Life Insurance Company ("GALIC"), and Mitsui Sumitomo MetLife Insurance Co., Ltd. As of December 31, 2006, the Company had reinsurance related assets and liabilities from these agreements totaling $2.8 billion and $1.2 billion, respectively. Prior-year comparable assets and liabilities were $2.5 billion and $1.2 billion, respectively.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement GALIC transferred $797 million of liabilities and $411 million in assets to MLI-USA related to the policies in-force as of December 31, 2004. MLI-USA also paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

     The following tables reflect related party reinsurance information:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2006    2005   2004
                                                         ----   -----   ----
                                                            (IN MILLIONS)
Assumed premiums.......................................  $ 21   $  37    $--
Assumed fees, included in universal life and
  investment-type product policy fees..................    65     194     --
Assumed fees, included in net investment gains
  (losses).............................................    --       6     --
Assumed benefits, included in policyholder benefits and
  claims...............................................    11      32     --
Assumed benefits, included in interest credited to
  policyholder account balances........................    49      42     --
Assumed fees, included in other expenses...............    39     543     --
Assumed deferred acquisition costs, included in other
  expenses.............................................    19    (432)    --
                                                         ----   -----    ---
  Total assumed........................................  $204   $ 422    $--
                                                         ====   =====    ===
Ceded premiums.........................................  $ 21   $  12    $ 1
Ceded fees, included in universal life and investment-
  type product policy fees.............................   130      93     37
Ceded fees, included in other revenues.................    68      55     12
Ceded benefits, included in policyholder benefits and
  claims...............................................    86      92     19
Ceded fees, included in other expenses.................    64      97     --
Ceded deferred acquisition costs, included in other
  expenses.............................................    13      85     --
Ceded derivative gains (loss), included in net
  investment gains (losses)............................   (31)      5     --
                                                         ----   -----    ---
  Total ceded..........................................  $351   $ 439    $69
                                                         ====   =====    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    DECEMBER 31,
                                                                  ---------------
                                                                   2006     2005
                                                                  ------   ------
                                                                   (IN MILLIONS)
Reinsurance recoverables, included in premiums and other
  receivables...................................................  $2,359   $2,079
Reinsurance recoverables, included in other assets..............  $   89   $   88
Assumed (ceded) deferred acquisition costs, included in DAC.....  $  306   $  342
Assumed liabilities, included in other liabilities..............  $    8   $   24
Ceded balances payable, included in other liabilities...........  $   55   $  140
Derivative liabilities, included in policyholder account
  balances......................................................  $  (57)  $  (23)
Assumed liabilities, included in future policy benefits.........  $   26   $   23
Assumed liabilities, included in other policyholder funds.......  $1,182   $1,001


20.  SUBSEQUENT EVENT

     On March 27, 2007, the Company entered into a secured demand note with MetLife Securities, Inc. ("MSI") under which the Company agreed to fund MSI with up to $60 million of cash upon MSI's request. In connection with this agreement, the Company transferred securities with a fair value of $71 million to an MSI custody account to secure the note.

     On September 28, 2007, the Board of Directors declared a dividend of up to $690 million. On October 22, 2007, MICC paid a $690 million dividend, of which $404 million was a return of capital.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2006

                                  (IN MILLIONS)

                                                                                    AMOUNT AT
                                                     COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST(1)   FAIR VALUE    BALANCE SHEET
                                                -----------------   ----------   --------------
TYPE OF INVESTMENTS
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........       $ 5,455          $ 5,336        $ 5,336
     State and political subdivision
       securities.............................         1,062            1,030          1,030
     Foreign government securities............           533              573            573
     Public utilities.........................         2,274            2,233          2,233
     All other corporate bonds................        19,390           19,057         19,057
  Mortgage-backed and other asset-backed
     securities...............................        18,462           18,400         18,400
  Redeemable preferred stock..................         1,230            1,217          1,217
                                                     -------          -------        -------
     Total fixed maturity securities..........        48,406           47,846         47,846
                                                     -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....             1                1              1
     Industrial, miscellaneous and all other..           105              110            110
  Non-redeemable preferred stock..............           671              684            684
                                                     -------          -------        -------
     Total equity securities..................           777              795            795
                                                     -------          -------        -------
Mortgage and consumer loans...................         3,595                           3,595
Policy loans..................................           918                             918
Real estate and real estate joint ventures....           180                             180
Other limited partnership interests...........         1,082                           1,082
Short-term investments........................           777                             777
Other invested assets.........................         1,241                           1,241
                                                     -------                         -------
     Total investments........................       $56,976                         $56,434
                                                     =======                         =======



--------

   (1) Cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                           DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                                  2006      2005
                                                                -------   -------
CONDENSED BALANCE SHEETS
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $38,293 and $42,526,
     respectively)............................................  $37,794   $41,947
  Equity securities available-for-sale, at estimated fair
     value (cost: $703 and $418, respectively)................      719       415
  Mortgage and consumer loans.................................    2,822     1,837
  Policy loans................................................      825       843
  Real estate and real estate joint ventures held-for-
     investment...............................................      143        71
  Real estate held-for-sale...................................        7        --
  Other limited partnership interests.........................      884     1,106
  Short-term investments......................................      186     1,219
  Investment in subsidiaries..................................    3,499     3,187
  Other invested assets.......................................      893       698
                                                                -------   -------
     Total investments........................................   47,772    51,323
Cash and cash equivalents.....................................      291       331
Accrued investment income.....................................      473       474
Premiums and other receivables................................    6,128     4,706
Deferred policy acquisition costs and value of business
  acquired....................................................    1,849     1,924
Current income tax recoverable................................       --        56
Deferred income tax assets....................................    1,281     1,113
Goodwill......................................................      646       612
Other assets..................................................      129       102
Separate account assets.......................................   19,205    19,058
                                                                -------   -------
     Total assets.............................................  $77,774   $79,699
                                                                =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits......................................  $17,613   $16,337
  Policyholder account balances...............................   24,764    27,298
  Other policyholder funds....................................      213       219
  Current income taxes payable................................       46        --
  Payables for collateral under securities loaned and other
     transactions.............................................    8,152     8,620
  Other liabilities...........................................      366       734
  Separate account liabilities................................   19,205    19,058
                                                                -------   -------
     Total liabilities........................................   70,359    72,266
                                                                -------   -------
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2006 and 2005..................................       86        86
Additional paid-in capital....................................    7,123     7,180
Retained earnings.............................................      520       581
Accumulated other comprehensive income (loss).................     (314)     (414)
                                                                -------   -------
     Total stockholders' equity...............................    7,415     7,433
                                                                -------   -------
     Total liabilities and stockholders' equity...............  $77,774   $79,699
                                                                =======   =======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                               --------------------
                                                                2006          2005
                                                               ------        ------
CONDENSED STATEMENTS OF INCOME
REVENUES
Premiums.....................................................  $  176        $  206
Universal life and investment-type product policy fees.......     381           185
Net investment income........................................   2,167         1,044
Equity in earnings of subsidiaries...........................     277           225
Other revenues...............................................      42            32
Net investment gains (losses)................................    (397)         (159)
                                                               ------        ------
  Total revenues.............................................   2,646         1,533
                                                               ------        ------
EXPENSES
Policyholder benefits and claims.............................     599           433
Interest credited to policyholder account balances...........     926           429
Other expenses...............................................     388           195
                                                               ------        ------
  Total expenses.............................................   1,913         1,057
                                                               ------        ------
Income before provision for income tax.......................     733           476
Provision for income tax.....................................     136            85
                                                               ------        ------
Net income...................................................  $  597        $  391
                                                               ======        ======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                       31,
                                                             -----------------------
                                                               2006           2005
                                                             --------       --------
CONDENSED STATEMENT OF CASH FLOWS
Net cash provided by operating activities..................  $    899       $  2,000
                                                             --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities.............................    22,406         18,453
     Equity securities.....................................       218            181
     Mortgage and consumer loans...........................       878            687
     Real estate and real estate joint ventures............       127             44
     Other limited partnership interests...................       537            152
  Purchases of:
     Fixed maturity securities.............................   (19,021)       (26,517)
     Equity securities.....................................       (62)            --
     Mortgage and consumer loans...........................    (1,870)          (460)
     Real estate and real estate joint ventures............       (53)            --
     Other limited partnership interests...................      (295)          (233)
  Net change in policy loans...............................        18              5
  Net change in short-term investments.....................     1,033            633
  Net change in other invested assets......................      (129)          (728)
  Other, net...............................................        (1)            17
                                                             --------       --------
Net cash provided by (used in) investing activities........  $  3,786       $ (7,766)
                                                             --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits..............................................  $  1,633       $  7,075
     Withdrawals...........................................    (4,936)        (8,682)
  Net change in payables for collateral under securities
     loaned and other transactions.........................      (468)         7,458
  Dividends on common stock................................      (917)            --
  Other, net...............................................       (37)           (61)
                                                             --------       --------
Net cash (used in) provided by financing activities........    (4,725)         5,790
                                                             --------       --------
Change in cash and cash equivalents........................       (40)            24
Cash and cash equivalents, beginning of period.............       331            307
                                                             --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................  $    291       $    331
                                                             ========       ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Income tax............................................  $     88       $     51
                                                             ========       ========
  Non-cash transactions during the period:
     Contribution of other intangible assets, net of income
       tax.................................................  $    162       $     --
     Contribution of goodwill from MetLife, Inc. ..........  $     32       $     --
                                                             ========       ========


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

             NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.  SUMMARY OF ACCOUNTING POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC," formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 of the consolidated financial statements for further information on the Acquisition.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, financial information of the registrant has been provided for periods subsequent to the Acquisition Date only.

  BASIS OF PRESENTATION

     The condensed financial information of MetLife Connecticut should be read in conjunction with the Consolidated Financial Statements of MICC and the notes thereto (the "Consolidated Financial Statements"). These condensed nonconsolidated financial statements reflect the results of operations, financial condition and cash flows for MetLife Connecticut. Investments in subsidiaries are accounted for using the equity method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The condensed statement of income and statement of cash flows for the year ended December 31, 2005 included herein reflect the full year of operating results for MLI-USA in equity in earnings of subsidiaries.

     MetLife Connecticut's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") except as stated above which requires management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ materially from these estimates.

     For information on the following, refer to the indicated Notes to the Consolidated Financial Statements of MICC:

     - Business, Basis of Presentation and Summary of Significant Accounting Policies (Note 1)

     - Acquisition of MetLife Insurance Company of Connecticut by MetLife, Inc. from Citigroup Inc. (Note 2)

     - Contingencies, Commitments and Guarantees (Note 12)

     - Equity (Note 14)

2.  SUPPORT AGREEMENT

     MetLife Connecticut entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Europe Limited, an Irish company ("MetLife Europe"), in connection with MetLife Europe's formation. Under the agreement, MetLife Connecticut has agreed, without limitation as to amount, to cause MetLife Europe to have a minimum capital and surplus of the greater of EUR 14 million or an amount sufficient to provide solvency cover equal to 200% of the minimum solvency cover required by applicable law and regulation, as interpreted by the Irish Financial Services Regulatory Authority or any successor body, during MetLife Europe's first three years of operation and 150% thereafter, and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2006, the capital and surplus of MetLife Europe was in excess of the minimum capital and surplus amount referenced above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                     AS OF DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                              DAC       FUTURE POLICY     POLICYHOLDER
                                              AND    BENEFITS AND OTHER      ACCOUNT      UNEARNED
SEGMENT                                      VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE(1)
-------                                     ------   ------------------   ------------   ----------
2006
Individual................................  $4,946         $ 3,769           $20,660        $260
Institutional.............................     165          12,895            14,496           3
Corporate & Other.........................      --           4,503               (57)         --
                                            ------         -------           -------        ----
                                            $5,111         $21,167           $35,099        $263
                                            ======         =======           =======        ====
2005
Individual................................  $4,753         $ 3,452           $21,403        $141
Institutional.............................     161          11,880            16,460           1
Corporate & Other.........................      --           4,305               (23)         --
                                            ------         -------           -------        ----
                                            $4,914         $19,637           $37,840        $142
                                            ======         =======           =======        ====
2004(2)...................................  $  678         $   149           $ 4,591        $  6
                                            ======         =======           =======        ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

   (2) Prior to the Acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                               PREMIUM                 POLICYHOLDER   AMORTIZATION OF
                               REVENUE        NET      BENEFITS AND     DAC AND VOBA       OTHER          PREMIUMS
                             AND POLICY   INVESTMENT     INTEREST        CHARGED TO      OPERATING         WRITTEN
SEGMENT                        CHARGES      INCOME       CREDITED      OTHER EXPENSES   EXPENSES(1)   (EXCLUDING LIFE)
-------                      ----------   ----------   ------------   ---------------   -----------   ----------------
2006
Individual.................    $1,462       $  985        $  984            $481            $564             $--
Institutional..............        89        1,449         1,097               6              10               9
Corporate & Other..........        25          405            27               1             111              25
                               ------       ------        ------            ----            ----             ---
                               $1,576       $2,839        $2,108            $488            $685             $34
                               ======       ======        ======            ====            ====             ===
2005(2)
Individual.................    $  997       $  530        $  641            $287            $353             $--
Institutional..............       133          712           627               1              29               9
Corporate & Other..........        13          196            22              --               8              13
                               ------       ------        ------            ----            ----             ---
                               $1,143       $1,438        $1,290            $288            $390             $22
                               ======       ======        ======            ====            ====             ===
2004(3)....................    $  168       $  207        $  171            $115            $ 64             $--
                               ======       ======        ======            ====            ====             ===



--------

   (1) Includes other expenses excluding amortization of deferred acquisition costs and value of business acquired charged to other expenses.

   (2) Includes six months of results for MetLife Connecticut and twelve months of results for MLI-USA.

   (3) Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                                                                 % AMOUNT
                                                                                  ASSUMED
                                GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   --------   -------   ----------   --------
2006
Life insurance in force.......    $153,390     $119,281   $14,374     $48,483      29.6%
                                  ========     ========   =======     =======
Insurance premium
Life insurance................    $    323     $     72   $    21     $   272       7.7%
Accident and health...........         276          240        --          36        --%
                                  --------     --------   -------     -------
  Total insurance premium.....    $    599     $    312   $    21     $   308       6.8%
                                  ========     ========   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   -------   -------   ----------   --------
2005
Life insurance in force.......    $126,362     $93,686   $16,921     $49,597      34.1%
                                  ========     =======   =======     =======
Insurance premium
Life insurance................    $    269     $    45   $    38     $   262      14.5%
Accident and health...........         144         125        --          19        --%
                                  --------     -------   -------     -------
  Total insurance premium.....    $    413     $   170   $    38     $   281      13.5%
                                  ========     =======   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                 GROSS AMOUNT    CEDED   ASSUMED   NET AMOUNT    TO NET
                                 ------------   ------   -------   ----------   --------
2004
Life insurance in force........     $4,310      $2,759     $--       $1,551        --%
                                    ======      ======     ===       ======
Insurance premium
Life insurance.................     $   13      $    4     $--       $    9        --%
                                    ------      ------     ---       ------
  Total insurance premium......     $   13      $    4     $--       $    9        --%
                                    ======      ======     ===       ======



     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

                                   VINTAGE II
                             VINTAGE II (SERIES II)

                       STATEMENT OF ADDITIONAL INFORMATION

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MLAC-Book-03-85                                          December 7, 2007

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:

     (1)  Statement of Assets and Liabilities as of December 31, 2006

     (2)  Statement of Operations for the year ended December 31, 2006

     (3) Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:

     (1)  Consolidated Balance Sheets as of December 31, 2006 and 2005

     (2) Consolidated Statements of Income for the years ended December 31, 2006, December 31, 2005 and 2004

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2006, 2005 and 2004

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2006, 2005 and 2004

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b) Exhibits

   EXHIBIT
    NUMBER      DESCRIPTION
   -------      -----------
1(a).           Resolution of The Travelers Life and Annuity Company Board of
                Directors authorizing the establishment of the Registrant.
                (Incorporated herein by reference to Exhibit 1 to the Registration
                Statement on Form N-4, File No. 333-82013, filed June 30, 1999.)

1(b).           Resolution of Board of Directors of MetLife Insurance Company of
                Connecticut (including Agreement and Plan of Merger) (filed herewith)

2.              Not Applicable.

3(a).           Distribution and Principal Underwriting Agreement among the
                Registrant, The Travelers Life and Annuity Company and Travelers
                Distribution LLC  (Incorporated herein by reference to Exhibit 3(a)
                to the Registration Statement on Form N-4, File No. 333-58809, filed
                February 26, 2001.)

3(b).           Form of Selling Agreement.  (Incorporated herein by reference to
                Exhibit 3(b) to Post-Effective Amendment No. 14 to The Travelers Fund
                ABD for Variable Annuities to the Registration Statement on Form N-4,
                File No. 033-65343, filed April 6, 2006.)

3(c)            Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
                (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
                Amendment No. 16 to MetLife of CT Fund ABD II for Variable Annuities
                to the Registration Statement on Form N-4, File No. 033-65339/811-
                07463, filed April 6, 2007.)

3(d)            Master Retail Sales Agreement (MLIDC).  (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
                MetLife of CT Fund ABD II for Variable Annuities to the Registration
                Statement on Form N-4, File No. 033-65339/811-07463, filed April 6,
                2007.)

4(a).           Variable Annuity Contract. (Incorporated herein by reference to
                Exhibit 4 to the Registration Statement on Form N-4, File No. 333-
                82013, filed on September 24, 1999.)

4(b).           Variable Annuity Contract. (Incorporated herein by reference to
                Exhibit 4(b) to the Registration Statement on Form N-4, File No. 333-
                82013, filed June 9, 2003.)

4(c) -- 4(k).   Riders. (Incorporated herein by reference to Exhibit 4(c) through
                4(k) to Post-Effective Amendment No. 5 to the Registration Statement
                on Form N-4, File No. 333-82009, filed on June 9, 2003.)


   EXHIBIT
    NUMBER      DESCRIPTION
   -------      -----------
4(l).           Form of Guaranteed Minimum Withdrawal Rider.  (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
                Registration Statement on Form N-4, file No. 333-101778, filed
                November 19, 2004.)

4(m).           Company Name Change Endorsement The Travelers Life and Annuity
                Company effective May 1, 2006. (Incorporated herein by reference to
                Exhibit 4(c) to Post-Effective Amendment No. 14 to The Travelers Fund
                ABD II for Variable Annuities Registration Statement on Form N-4,
                File No. 033-65339, filed on April 7, 2006.)

4(n).           Merger Endorsement (6-E48-07) (December 7, 2007) (filed herewith)

5(a).           Application. (Incorporated herein by reference to Exhibit 5 to Post-
                Effective Amendment No. 5 to the Registration Statement on Form N-4,
                File No. 333-82009, filed on June 9, 2003.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
                Travelers Fund ABD for Variable Annuities to the Registration
                Statement on Form N-4, File No. 033-65343, filed April 5, 2006.)

6(a).           Charter of The Travelers Insurance Company, as amended on October 19,
                1994. (Incorporated herein by reference to Exhibit 3(a) (i) to the
                Registration Statement on Form S-2, File No. 033-58677, filed via
                Edgar on April 18, 1995.)

6(b).           By-Laws of The Travelers Insurance Company, as amended on October 20,
                1994. (Incorporated herein by reference to Exhibit 3(b) (i) to the
                Registration Statement on Form S-2, File No. 033-58677, filed via
                Edgar on April 18, 1995.)

6(c).           Certificate of Amendment of the Charter as Amended and Restated of
                The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
                14 to The Travelers Fund ABD for Variable Annuities Registration
                Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(d).           Certificate of Correction of MetLife Insurance Company of
                Connecticut. (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to MetLife of CT Separate Account Nine for
                Variable Annuities' Registration Statement on Form N-4, File Nos.
                333-65926/811-09411, filed on October 31, 2007.)

7.              Specimen Reinsurance Agreement. (Incorporated herein by reference to
                Exhibit 7 to Post-Effective Amendment No. 2 the Registration
                Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a).           Form of Participation Agreement. (Incorporated herein by reference to
                Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
                Statement on Form N-4, File No. 333-101778, filed April 21, 2005).

8(b).           Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
                Advisers, LLC, MetLife Investors Distribution Company and MetLife
                Insurance Company of Connecticut (effective August 31, 2007).
                (Incorporated herein by reference to Exhibit 6(d) to Post-Effective
                No. 11 to MetLife of CT Separate Account Nine for Variable Annuities'
                Registration Statement on Form N-4, File Nos. 333-65926/811-09411,
                filed on October 31, 2007.)

8(c).           Participation Agreement Among Met Investors Series Trust, Met
                Investors Advisory, LLC, MetLife Investors Distribution Company, The
                Travelers Insurance Company and The Travelers Life and Annuity
                Company effective November 1, 2005.  (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
                Travelers Fund ABD for Variable Annuities Registration Statement on
                Form N-4, File No. 033-65343, filed April 6, 2006.)

9.              Opinion of Counsel as to the legality of securities being registered.
                (filed herewith)

10.             Consent of Deloitte & Touche LLP, Independent Registered Public
                Accounting Firm. (filed herewith)

11.             Not Applicable.

12.             Not Applicable.

13.             Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
                Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, and Marie C.
                Swift to act as signatory for Michael K. Farrell, William J.
                Mullaney, Lisa M. Weber, Stanley J. Talbi, and Joseph J. Prochaska,
                Jr. (filed herewith)


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace

Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110(th) Street
Suite 700
Overland Park, KS 62210


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF SEPTEMBER 30, 2007

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2007. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    Entrecap Real Estate II, LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by Entrecap Real Estate II, LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            a)    PREFCO Vingt LLC (CT)

            b) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by Entrecap Real Estate II, LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99905% is owned by MetLife International Holdings, Inc. and 0.00095% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 74.5485235740% is owned by MetLife International Holdings, Inc. and 25.451476126% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      18. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      19. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      20. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      21.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)

            c)    MetLife Fubon Limited (Japan)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.   Thorngate, LLC (DE)

      7.   Alternative Fuel I, LLC (DE)

      8.   Transmountain Land & Livestock Company (MT)

      9.   MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        20.   Bond Trust Account A (MA)

        21.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 9% General Partnership interest is held by Metropolitan Asset Management Corporation and 90% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 78.5% Limited Partnership interest is held by Metropolitan Life Insurance Company and 20.5% Limited Partnership interest is held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

            e) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      22.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      23.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52.8% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (e)   RGA Life Reinsurance Company of Canada (Canada)

                        (f)   RGA International Corporation (Nova Scotia/Canada)

                        (g)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (h)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (i)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (j) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (k)   RGA Technology Partners, Inc. (MO)

                        (l)   RGA International Reinsurance Company (Ireland)

                        (m)   RGA Capital Trust I (DE)

                              (i)   RGA Global Reinsurance Company, Ltd.
                                    (Bermuda)

      24.   Corporate Real Estate Holdings, LLC (DE)

      25. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      26.   MetLife Tower Resources Group, Inc. (DE)

      27.   Headland - Pacific Palisades, LLC (CA)

      28. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      29.   Krisman, Inc. (MO)

      30.   Special Multi-Asset Receivables Trust (DE)

      31.   White Oak Royalty Company (OK)

      32.   500 Grant Street GP LLC (DE)

      33. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      34.   MetLife Canada/MetVie Canada (Canada)

      35.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

            b)   MetLife Investment Funds Management LLC (NJ)

            c)   MetLife Associates LLC (DE)

      36.   Euro CL Investments LLC (DE)

      37.   MEX DF Properties, LLC (DE)

      38. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      39.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      40.   Housing Fund Manager, LLC (DE)

      41. MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC.

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT) 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party.

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    Metropolitan Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers European Investments LLC (CT)

      17.   Travelers International Investments Ltd. (Cayman Islands)

      18.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      21.   Tribeca Distressed Securities L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

      23.   MetLife Property Ventures Canada ULC (Canada)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    MetLife Investment Advisors Company, LLC (DE)

AA.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

BB.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)

CC.   Soap Acquisition Corporation (NY)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of October 31, 2007, there were 1,419 qualified contracts and 2,553 non-qualified contracts of Vintage II, and there were 571 qualified contracts and 574 non-qualified contracts of Vintage II (Series II) offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Fund U for Variable Annuities

MetLife of CT  Fund BD for Variable Annuities

MetLife of CT  Fund BD II for Variable Annuities

MetLife of CT  Fund BD III for Variable Annuities

MetLife of CT  Fund BD IV for Variable Annuities

MetLife of CT  Fund ABD for Variable Annuities

MetLife of CT  Fund ABD II for Variable Annuities

MetLife of CT  Separate Account PF for Variable Annuities

MetLife of CT  Separate Account PF II for Variable Annuities

MetLife of CT  Separate Account QP for Variable Annuities

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Separate Account TM for Variable Annuities

MetLife of CT  Separate Account TM II for Variable Annuities

MetLife of CT  Separate Account Five for Variable Annuities

MetLife of CT  Separate Account Six for Variable Annuities

MetLife of CT  Separate Account Seven for Variable Annuities

MetLife of CT  Separate Account Eight for Variable Annuities

MetLife of CT  Separate Account Nine for Variable Annuities

MetLife of CT  Separate Account Ten for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL II for Variable Life Insurance

MetLife of CT  Fund UL III for Variable Life Insurance

MetLife of CT  Variable Life Insurance Separate Account One

MetLife of CT  Variable Life Insurance Separate Account Two

MetLife of CT  Variable Life Insurance Separate Account Three

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

MetLife of CT  Separate Account Eleven for Variable Annuities

MetLife of CT  Separate Account Twelve for Variable Annuities

MetLife of CT  Separate Account Thirteen for Variable Annuities

MetLife of CT  Separate Account Fourteen for Variable Annuities

MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002

MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Edward C. Wilson             Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors Distribution Company.....    $62,664,479           $0               $0               $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     (1)
     One Cityplace
     Hartford, Connecticut 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 7th day of December 2007.

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 7th day of December 2007.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact

-------

   * MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

1(b)   Resolution of Board of Directors of MetLife Insurance Company of
       Connecticut

4(n)   Merger Endorsement

9      Opinion of Counsel

10     Consent of Deloitte & Touche LLP, Independent Registered Public
       Accounting Firm

13     Powers of Attorney